As filed with the Securities and Exchange Commission on September 5, 2013

Registration Statement No. 333-179485

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

EMPIRE STATE REALTY TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 953-0888

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Anthony E. Malkin

Chairman, Chief Executive Officer and President

c/o Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 953-0888

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Larry P. Medvinsky, Esq.	Stuart A. Barr, Esq.
Jason D. Myers, Esq.	Hogan Lovells US LLP
Clifford Chance US LLP	555 Thirteenth Street, NW
31 West 52nd Street	Washington, DC 20004
New York, New York 10019	Tel: (202) 637-5600
Tel: (212) 878-8000	Fax: (202) 637-5910
Fax: (212) 878-8375

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.  ☐

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller Reporting Company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus, dated September 5, 2013

PROSPECTUS

             Shares

Class A Common Stock

Empire State Realty Trust, Inc. is a Maryland corporation organized to qualify as a real estate investment trust that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area.

This is our initial public offering and no public market currently exists for our Class A common stock. We are offering shares of our Class A common stock as described in this prospectus. All of the shares of Class A common stock offered by this prospectus are being sold by us. We currently expect the initial public offering price to be between $         and $         per share of our Class A common stock. We have applied to have our Class A common stock listed on the New York Stock Exchange under the symbol “ESRT.”

Shares of our common stock are subject to ownership limitations that are intended to, among other purposes, assist us in qualifying and maintaining our qualification as a real estate investment trust for U.S. federal income tax purposes. Our charter contains certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% ownership limit for all stockholders. See “Description of Securities—Restrictions on Ownership and Transfer” beginning on page 282 of this prospectus.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 30 of this prospectus for a discussion of certain risk factors that you should consider before investing in our Class A common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the option to purchase an additional             shares of our Class A common stock for 30 days after the date of this prospectus on the same terms and conditions set forth above if the underwriters sell more than             shares of Class A common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock on or about                     , 2013.

BofA Merrill Lynch	Goldman, Sachs & Co.

The date of this prospectus is                     , 2013.

[PICTURE, TEXT AND/OR GRAPHICS FOR INSIDE COVER TO COME]

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You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires or indicates, references in this prospectus to “we,” “our,” “us” and “our company” refer to (i) Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.), a Maryland corporation, together with its consolidated subsidiaries, including Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, which we refer to in this prospectus as “our operating partnership,” after giving effect to the formation transactions described in this prospectus and (ii) our predecessor before giving effect to the formation transactions described in this prospectus. Unless the context otherwise requires or indicates, the information contained

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in this prospectus assumes (i) the formation transactions, as described under the caption “Structure and Formation of Our Company” beginning on page 258 have been completed; (ii) the             shares of Class A common stock to be sold in this offering are sold at $         per share, which is the mid-point of the range of prices set forth on the front cover of this prospectus; (iii) no exercise by the underwriters of their option to purchase up to an additional              shares of our Class A common stock; (iv) the Series PR operating partnership units, the Series ES operating partnership units, the Series 60 operating partnership units and the Series 250 operating partnership units to be issued in the formation transactions are valued at $         per unit; (v) the Class B common stock to be issued in the formation transactions is valued at $         per share; and (vi) all property information is as of June 30, 2013.

Market Data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Economic and Market Overview” and “Business and Properties.” We have obtained all of this information from a market study prepared for us by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm in June 2013. We have paid RCG a fee for such services. Such information is included herein in reliance on RCG’s authority as an expert on such matters. See “Experts.” We believe the data prepared by RCG is reliable, but we have not independently verified this information. Any forecasts prepared by RCG are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. There is no assurance that any of the forecasts will be achieved.

We own, manage, operate, acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area. We refer to our properties in Manhattan as our “Manhattan properties.” We use the term “greater New York metropolitan area” to refer only to Fairfield County, Connecticut and Westchester County, New York. We refer to our office and retail properties collectively as “our portfolio.” Our targeted office markets as defined by RCG include the Midtown Manhattan market, which spans from 30th Street north to Central Park (59th Street) and includes the Penn Station, Times Square South, Grand Central and West Side submarkets, and the Westchester County and Fairfield County markets. Our targeted retail markets as defined by RCG include Midtown Manhattan, Union Square (where Park Avenue meets 14th Street), the Upper East Side and Fairfield County. The manner in which we define our property markets and submarkets differs from how RCG has done so in its market study included herein. Further, RCG’s definition of the New York metropolitan area differs from our definition of the greater New York metropolitan area. RCG’s definition includes Putnam County and Rockland County in New York and Bergen County, Hudson County, and Passaic County in Northern New Jersey and excludes Fairfield County in Connecticut.

Predecessor Definition

Our predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the sponsors (Anthony E. Malkin and Peter L. Malkin) own interests in and control, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “our predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and

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entitled land that will support the development of an approximately 380,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “our predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. Our predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Class A and Class B Common Stock and Operating Partnership Units

Following this offering, our company will have two classes of common stock, Class A common stock and Class B common stock. Operating partnership units have economic rights similar to the Class A common stock but do not have the right to vote on matters presented to holders of Class A common stock and Class B common stock. The continuing investors that had an option to elect operating partnership units at the time they made their election of consideration in the formation transactions had an option to elect to receive one share of Class B common stock instead of one operating partnership unit for every 50 operating partnership units such continuing investor would otherwise receive in the consolidation. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each outstanding share of Class B common stock entitles the holder thereof to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. One share of Class B common stock may be converted into one share of Class A common stock at any time, and one share of Class B common stock is subject to automatic conversion into one share of Class A common stock upon a direct or indirect transfer of such share of Class B common stock or certain transfers of the operating partnership units held by the holder of Class B common stock (or a permitted transferee thereof) to a person other than a permitted transferee. We have applied to have our Class A common stock listed on the New York Stock Exchange under the symbol “ESRT.” Unless the context otherwise requires or indicates, the term “common stock” as used herein means both our Class A and Class B common stock. For a description of the material terms of our common stock, see “Description of Securities.”

Interests in our operating partnership are denominated in units of limited partnership interest. Following this offering and the formation transactions, our operating partnership will have two classes of limited partnership interest—operating partnership units and LTIP units. The operating partnership units will have four series—Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units, which we refer either collectively, or with respect to one or more series, as the “operating partnership units,” as the context requires or indicates. Operating partnership units are redeemable for cash, or at our election, exchangeable for shares of our Class A common stock on a one-for-one basis. As used herein, when we refer to our ownership interest in our operating partnership, we mean the percentage of all operating partnership units that are expected to be held by us. We will hold only Series PR operating partnership units. When we refer to operating partnership units to be held by the Malkin Group and continuing investors in the private existing entities, we mean Series PR operating partnership units, which will not be listed on a national securities exchange. When we refer to operating partnership units to be held by continuing investors in the public existing entities, we mean Series ES operating partnership units, Series 60

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operating partnership units and Series 250 operating partnership units, which we have applied to have listed on the New York Stock Exchange under the symbols “ESBA,” “OGCP,” and “FISK,” respectively.

The term “fully diluted basis” means all outstanding shares of our Class A common stock at such time plus shares of Class A common stock that may be issuable upon the exchange of operating partnership units on a one-for-one basis and shares of Class A common stock issuable upon the conversion of Class B common stock on a one-for-one basis, which is not the same as the meaning of “fully diluted” under generally accepted accounting principles in the United States of America, or GAAP. The term “owns” in respect of ownership of securities of our company means the direct beneficial ownership of such securities or the ability to control the vote or disposition of such securities.

IPO Grants Under our Equity Incentive Plan

Upon completion of this offering, we expect to grant LTIP units and/or restricted shares of our Class A common stock (at the grantee’s discretion) to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees, which will be subject to time-based and/or performance-based vesting over a three to four year period. The aggregate number of LTIP units/shares we intend to grant to such individuals, including a total of          LTIP units and/or restricted shares of our Class A common stock which we intend to grant to our independent directors, will be in an amount equal to 1.5% of the gross proceeds raised in this offering (excluding proceeds from any exercise of the underwriters’ option to purchase additional shares of our Class A common stock) divided by the initial public offering price. Assuming we receive gross proceeds from this offering of $         (excluding proceeds from any exercise of the underwriters’ option to purchase additional shares of our Class A common stock), which is based on an initial public offering price of $         per share (the mid-point of the price range set forth on the front cover of this prospectus), the aggregate number of LTIP units and/or restricted shares of our Class A common stock we intend to grant to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees will be          units/shares and will have an aggregate dollar value of $        .

Non-GAAP Financial Measures

We use non-GAAP financial measures in this prospectus. For definitions and reconciliations of these non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Operating Income, “—Funds from Operations” and “—EBITDA.”

Miscellaneous

The term “reposition” means the strategic improvement of one or more of the following characteristics of a building: (i) tenant type, composition and credit quality, (ii) aggregate rentable square feet, (iii) average space leased per tenant, (iv) aggregate space leased, (v) lease term, (vi) average rent per square foot, (vii) aggregate rental revenue and/or (viii) branding and associated marketing efforts, and requires significant capital expenditures for physical improvements to the building and its amenities.

The term “Malkin Group” means all of the following, as a group: Anthony E. Malkin, Peter L. Malkin and each of their spouses and lineal descendants (including spouses of such descendants), any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin or any permitted successor in such entity for the benefit of any of the foregoing; provided, however that solely with respect to tax protection rights and parties who entered into the contribution agreements described in this prospectus, the Malkin Group shall also include the lineal descendants of Lawrence A. Wien and his spouse (including spouses of such descendants), any estates of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing, or any corporation, partnership, limited liability company or other legal entity controlled by Anthony E. Malkin for the benefit of the foregoing.

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We refer to Anthony E. Malkin, our Chairman, Chief Executive Officer and President, David A. Karp, our Chief Financial Officer, Executive Vice President and Treasurer, Thomas P. Durels, our Executive Vice President and Chief of Property Operations and Leasing, and Thomas N. Keltner, Jr., our Executive Vice President, General Counsel and Secretary, collectively as our “senior management team.”

The term “the Helmsley estate” means the interests of the estate of Leona M. Helmsley (including any interests in the existing entities transferred from the Helmsley estate to the Leona M. and Harry B. Helmsley Charitable Trust).

Enterprise Value

The term “enterprise value” means our total market capitalization based on the mid-point of the price range set forth on the cover of this prospectus, on a fully diluted basis, plus our pro forma total consolidated indebtedness less our pro forma cash and cash equivalents based on June 30, 2013 pro forma outstanding balances.

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company, including under the caption “Risk Factors,” as well as the historical and unaudited pro forma financial statements, including the related notes, appearing elsewhere in this prospectus.

THE COMPANY

Overview

We are a self-administered and self-managed real estate investment trust, or REIT, that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. We were formed to continue and expand the commercial real estate business of our predecessor Malkin Holdings LLC and its affiliates. Our primary focus will be to continue to own, manage and operate our current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

As of June 30, 2013, we owned 12 office properties (including one long-term ground leasehold interest) encompassing approximately 7.7 million rentable square feet of office space, which were approximately 83.5% leased (or 86.2% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.9 million rentable square feet of office space, including the Empire State Building. Our Manhattan office properties also contain an aggregate of 440,615 rentable square feet of premier retail space on their ground floor and/or lower levels. Our remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing in the aggregate approximately 1.8 million rentable square feet. The majority of square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, we have entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, that will support the development of an approximately 380,000 rentable square foot office building and garage, which we refer to herein as Metro Tower. As of June 30, 2013, our portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of June 30, 2013, our standalone retail properties were 100% leased in the aggregate.

In addition, we have an option to acquire from affiliates of our predecessor two additional Manhattan office properties encompassing approximately 1.5 million rentable square feet of office space and 153,209 rentable square feet of retail space at the base of the buildings. These option properties were subject to recently resolved litigation and we have an option to acquire fee, long-term leasehold, sub-leasehold and/or sub-subleasehold interests in these two properties, as applicable, following the resolution of the recently resolved litigation. We do not intend to exercise the option for either of the interests in the option properties prior to closing of this offering. We refer to these properties as our option properties. For more information, please see “Business and Properties—Description of Option Properties.”

From 2002 through 2006, we gradually gained full control of the day-to-day management of our Manhattan office properties (with the Helmsley estate holding certain approval rights at some of these properties as a result of its interest in the entities owning the properties). Helmsley-Spear, Inc. had provided property management services to our Manhattan office properties during the period from 2002 through 2006 prior to its removal as property manager. See “Business and Properties—History” for more information regarding how we gained full control of the day-to-day management of our Manhattan office properties. Since then, we have been undertaking a comprehensive renovation and repositioning strategy of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. Since we assumed full control of the day-to-day management of our Manhattan office properties beginning with One Grand Central Place in 2002 and through June 30, 2013, we have invested a total of approximately $384.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties pursuant to this program. We currently intend to invest between $40.0 million and $70.0 million of additional capital through the end of 2013. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, we currently estimate that between $95.0 million and $125.0 million of capital is needed beyond 2013 to complete substantially the renovation program at the Empire State Building, which we expect to occur by the end of 2016, due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. We intend to fund these capital improvements through a combination of operating cash flow and borrowings.

These improvements, within our renovation and repositioning program, include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. We have also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “Business and Properties—Renovation and Repositioning Case Studies,” and we believe has the potential to improve our operating margins and cash flows in the future. We believe we will continue to enhance our tenant base and improve rents as our pre-renovation leases continue to expire and be re-leased.

The Empire State Building is our flagship property and provides us with a significant and diversified source of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. On a pro forma basis, during the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, we generated approximately $114.0 million and $240.8 million of revenue from the Empire State Building. The ongoing repositioning of the Empire State Building, which comprises 2,701,938 rentable square feet of office space and 167,788 rentable square feet of retail space, is representative of our strategic vision for our Manhattan office properties. To date, our renovation and repositioning efforts have enabled us to lease significant amounts of space at the Empire State Building to new higher credit-quality tenants, including: LF USA; Skanska; Coty, Inc.; the Federal Deposit Insurance Corporation; Funaro & Co.; Kaltex North America, Inc.; LinkedIn; Noven Pharmaceuticals; People’s Daily Online USA; Shutterstock; Taylor Global; The Freeh Group; Turkish Airlines; and World Monuments Fund. We believe completing the repositioning program for the Empire State Building, as well as our other Manhattan office properties, represents a significant growth opportunity for our company.

We are led by Anthony E. Malkin, our Chairman, Chief Executive Officer and President, who has a strong reputation in the industry for quality management, repositioning and marketing expertise. Mr. Malkin, together with our senior management team, has developed our strategy with a focus on tenant and broker relationships and the cultivation of our brand to attract higher credit-quality tenants to our improved buildings and negotiate attractive rental terms. Mr. Malkin has approximately 25 years of real estate experience specifically in expanding, renovating, repositioning and managing this portfolio. Our senior management team has an average of approximately 30 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance, and Messrs. Malkin, Thomas P. Durels and Thomas N. Keltner, Jr. have worked together for our predecessor for approximately 23 years, with Messrs. Malkin and Durels being responsible for supervising the design and implementation of our renovation and repositioning program.

Market Information

Unless otherwise indicated, all information in this Market Information section is derived from the market studies prepared by Rosen Consulting Group, or RCG, a national commercial real estate advisory company. Forecasts prepared by RCG are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. There is no assurance any of the forecasts will be achieved. We believe the data utilized by RCG that is contained in this section is reliable, but we have not independently verified this information.

Manhattan Office Market

Manhattan’s office market is by far the largest in the United States, measured by total square footage, with approximately 392 million square feet of office space. Manhattan’s sustained job growth, skilled labor force, excellent transportation access and broad range of service industries drive strong demand for office space through economic cycles. Correspondingly, the Manhattan office market commands the highest overall average gross asking rents of any market in the United States based on asking rents as of March 31, 2013. While the office tenant base is broad, several industries are more prominent than others, including financial services, legal services, media and publishing, advertising, communications, and fashion/apparel. As of March 31, 2013, RCG’s outlook for Manhattan’s office market as a whole is positive, marked by an expected decrease in the vacancy rate through the end of 2016. The pace of recovery in the near term is not expected to match the early bounce-back period in 2010 and 2011 and improving fundamentals are expected to be more broad-based, driven by growing demand for Class B/C space. For a definition of Class B and Class C properties, see “Economic and Market Overview—Office Markets—Manhattan—Demand-Supply Analysis.” Demand for office space in Manhattan continued its recovery in 2012 with office employment in the New York metropolitan area growing 1.5% year-over-year through March 2013, representing 21,900 new office jobs.

The trailing two-quarter leasing volume increased through the first quarter 2013 from a year-earlier with a total of 12.1 million square feet of space leased in the first half of 2012, a 2.2% increase over the two-quarter leasing volume through the first quarter 2012. The overall vacancy rate decreased to 9.1% through the first quarter of 2013 from 9.4% at year-end 2012 and was even with 9.1% from the first quarter of 2012. RCG expects this recovery to continue with average annual rent growth of 4.6% between 2013 and 2017. Through the near term, RCG expects the overall vacancy rate of midtown Manhattan office space, to trend slightly downward, reaching 8.3% by the end of 2017 from 9.4% in 2012.

New York City and Manhattan Retail Market

New York’s retail market benefits from positive fundamentals, including favorable demographics, high average income, strong local demand base, significant barriers to entry, and a high volume of domestic and international visitors. RCG’s outlook for the New York City and Manhattan retail markets is positive with sustained job growth, declining unemployment, stabilizing home values and improving consumer confidence. With a combined population approaching 20 million, New York City metropolitan region is by far the most populous in the country. In addition to the local population, domestic and international leisure travelers are drawn to New York City for its theaters, historical sites, museums, shopping and other cultural opportunities. A record high 50.9 million travelers visited New York City in 2011, according to NYC & Company, while direct visitor spending in New York City reached $34.5 billion in 2011, up from $14.7 billion in 1998.

The borough of Manhattan contains approximately 110 million square feet of retail space according to the Real Estate Board of New York. The main retail corridors have improved during the early stages of economic recovery as consumer spending has stabilized and tourism activity has rebounded. Spaces in prime corridors are among the most highly sought-after retail locations in the world and therefore command among the highest rents. Retail demand in Manhattan is driven by an affluent local population, commuters and a high concentration of business and leisure travelers.

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office and retail properties as a result of the following competitive strengths:

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Irreplaceable Portfolio of Office Properties in Midtown Manhattan. Our Manhattan office properties are located in one of the most prized office markets in the world due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. Management believes these properties could not be replaced today on a cost-competitive basis, if at all. As of June 30, 2013, we owned seven Manhattan office properties (including one long-term ground leasehold interest) encompassing approximately 5.9 million rentable square feet of office space, including the Empire State Building, our flagship property.

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Expertise in Repositioning and Renovating Manhattan Office Properties. We have substantial expertise in renovating and repositioning Manhattan office properties, having invested a total of approximately $384.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties since we assumed full control of the day-to-day management of these properties beginning with One Grand Central Place in November 2002 through June 30, 2013. We have successfully aggregated and are continuing to aggregate smaller spaces to offer larger blocks of space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. As part of this program, we converted some or all of the second floor office space of certain of our Manhattan office properties to higher rent retail space. We believe that the post-renovation high quality of our buildings and the service we provide also attract higher credit-quality tenants and allow us to grow cash flow.

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Leader in Energy Efficiency Retrofitting. We have pioneered certain practices in energy efficiency at the Empire State Building where we have partnered with the Clinton Climate Initiative, Johnson Controls Inc., Jones Lang LaSalle and the Rocky Mountain Institute to create and implement a groundbreaking, replicable process for integrating energy efficiency retrofits in the existing built environment. The reduced energy consumption reduces costs for us and our tenants, and we believe creates a competitive advantage for our properties. As a result of the energy efficiency retrofits, we currently estimate that the Empire State Building will save at least 38% of its energy use, resulting in at least $4.4 million of annual energy cost savings. Johnson Controls Inc. has guaranteed minimum energy cost savings of $2.2 million annually, from 2010 through 2025, with respect to certain of the energy efficiency retrofits which Johnson Controls Inc. was responsible for installing. In 2012, the actual energy cost savings for the energy efficiency retrofits which Johnson Controls Inc. was responsible for installing was $2.3 million. As a result of our efforts, the Empire State Building is now an Energy Star building and has been awarded LEED EBOM-Gold certification. We are currently underway with the design and specification process to implement energy efficiency retrofitting projects in our Manhattan and greater New York metropolitan area office properties based on our work at the Empire State Building. We believe that our portfolio’s attractiveness is enhanced by these practices and that this should result in higher rental rates, longer lease terms and higher quality tenants.

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Attractive Retail Locations in Densely Populated Metropolitan Communities. As of June 30, 2013, our portfolio also included six standalone retail properties and retail space at the ground floor and/or lower levels of our Manhattan office properties. All of these properties are located in premier retail corridors with convenient access to mass transportation, a diverse tenant base and high pedestrian traffic and/or main destination locations. Our retail portfolio includes 623,634 rentable square feet located in Manhattan and 21,433 rentable square feet located in Westport, Connecticut. Our retail tenants cover a number of industries, including financial services, and include Allen Edmonds, Ann Taylor; AT&T; Bank of America; Bank Santander (Sovereign Bank); Best Buy Mobile; Charles Schwab; Chipotle; Duane Reade (a division of Walgreen Co.); Ethan Allen; FedEx/Kinko’s; Food

Emporium; Gamestop; HSBC; JP Morgan Chase; Kate Spade (a division of Fifth & Pacific Companies, Inc.); Loews Theatre; Lululemon; Men’s Wearhouse; Nike; Panera Bread; Payless Shoesource; Potbelly Sandwich Works; Sprint; Starbucks; Theory; TJ Maxx; Urban Outfitters; and Walgreens.

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Experienced and Committed Management Team with Proven Track Record. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing and a platform that is highly scalable. Members of our senior management team have worked in the real estate industry for an average of approximately 30 years, and Messrs. Malkin, Durels and Keltner have worked together for our predecessor for approximately 23 years. Upon completion of this offering, our senior management team is expected to own     % of our common stock on a fully diluted basis (including shares of common stock on a fully diluted basis as to which Anthony E. Malkin has the right to vote, but does not have a pecuniary interest), and therefore their interests are expected to be aligned with those of our stockholders, and they are incentivized to maximize returns for our stockholders.

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Strong Balance Sheet Well Positioned For Future Growth. Upon completion of this offering, we expect to have pro forma total debt outstanding of approximately $1.16 billion, with a weighted average interest rate of 5.04%, a weighted average maturity of 3.5 years and 72.6% of which is fixed-rate indebtedness. Additionally, we expect to have approximately $549.7 million of available borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances). Upon completion of this offering and on a pro forma basis for the year ended December 31, 2012, we had a debt-to-earnings before interest, income tax, depreciation and amortization, or EBITDA, ratio of approximately 4.72x and our debt represented     % of enterprise value. For the year ended December 31, 2012, our pro forma EBITDA and pro forma net income were approximately $236.3 million and $77.7 million, respectively. Upon completion of this offering and the formation transactions, we will have, on a pro forma basis, no debt maturing in the remainder of 2013 and approximately $198.4 million maturing in 2014.

Business and Growth Strategies

Our primary business objectives are to maximize cash flow and total returns to our stockholders and to increase the value of our properties through the pursuit of the following business and growth strategies:

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Lease-up Available Space at Manhattan Office Properties. As of June 30, 2013, our Manhattan office properties were approximately 82.0% leased (or 84.8% giving effect to leases signed but not yet commenced as of that date) and had approximately 1.1 million rentable square feet of available space (excluding leases signed but not yet commenced). This compares to an average of 89.9% leased in midtown Manhattan according to RCG as of March 31, 2013. We believe our renovation and repositioning program for our Manhattan office properties is a catalyst for additional lease-up. To date we believe these efforts have accelerated our ability to lease space to new higher credit-quality tenants, many of which have expanded the office space they lease from us over time. Examples of this include LF USA, Coty, Inc., the Federal Deposit Insurance Corporation and Actimize which collectively have leases signed with us for over 1,397,250 rentable square feet that represent additional annualized base rent of $56,424,225 as of June 30, 2013.

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Increase Existing Below-Market Rents. We believe we can capitalize on the successful repositioning of our Manhattan office portfolio and improving market fundamentals to increase rents. For example, we expect to benefit from the re-leasing of 9.3%, or approximately 547,362 rentable square feet (including month-to-month leases), of our Manhattan office leases expiring through December 31, 2014, which we generally believe are currently at below-market rates. These expiring leases represent a weighted average base rent of $40.40 per square foot based on current measurements. As older leases expire, we expect to continue to upgrade certain space to further increase rents and we expect to increase the total rentable square footage of such space as a result of remeasurement and application of market loss factors to our space which we expect will generate additional rental revenue.

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Complete the Redevelopment and Repositioning of Our Current Portfolio. We intend to continue to increase occupancy, improve tenant quality and enhance cash flow and value by completing the renovation and repositioning of our Manhattan office properties. We intend selectively to continue to allow leases for smaller spaces to expire or relocate smaller tenants in order to aggregate, demolish and re-demise existing office space into larger blocks of vacant space, which we believe will attract higher credit-quality tenants at higher rental rates. In addition, we are a leader in developing economically justified energy efficiency retrofitting and sustainability and have made it a portfolio-wide initiative. We believe this makes our properties desirable to high credit-quality tenants at higher rental rates and longer lease terms.

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Pursue Attractive Acquisition and Development Opportunities. We will opportunistically pursue attractive opportunities to acquire office and retail properties, including the option properties. For more information regarding the option properties, please see “Business and Properties—Description of Option Properties.” We intend to focus our acquisition strategy primarily on Manhattan office properties and, to a lesser extent, office and multi-tenanted retail properties in densely populated communities in the greater New York metropolitan area and other markets we may identify in the future. Our strong balance sheet, access to capital, and ability to offer operating partnership units in tax deferred acquisition transactions should give us significant flexibility in structuring and consummating acquisitions.

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Proactively Manage Our Portfolio. We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates. We utilize our comprehensive building management services and our strong commitment to tenant and broker relationships and satisfaction to negotiate attractive leasing deals and to attract high credit-quality tenants. We proactively manage our rent roll and maintain continuous communication with our tenants. We believe long-term tenant relationships will improve our operating results over time by reducing leasing, marketing and tenant improvement costs and reducing tenant turnover.

Our Portfolio Summary

As of June 30, 2013, our portfolio consisted of 12 office properties and six standalone retail properties totaling approximately 8.4 million rentable square feet and was approximately 83.3% leased, yielding $307.2 million of annualized based rent. Giving effect to leases signed but not yet commenced as of June 30, 2013, our portfolio was approximately 86.4% leased, which yields an annualized base rent of $323.5 million. In addition, we owned entitled land that will support the development of an approximately 380,000 rentable square foot office building and garage (Metro Tower) at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, as of June 30, 2013. The table below presents an overview of our portfolio and our option properties as of June 30, 2013.

Property Name	Submarket	Year Built /Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Manhattan Office Properties
The Empire State Building	Penn Station- Times Sq. South	1931/ In process					$44.70
Office(8)			2,701,938	77.8%	$84,410,385	$40.16		222
Retail(9)			167,788	81.2%	$14,761,780	$108.31		18
One Grand Central Place	Grand Central	1930/ In process					$49.39
Office			1,175,268	77.3%	$41,616,009	$45.82		294
Retail			68,005	92.9%	$6,552,189	$103.75		20
250 West 57th Street	Columbus Circle- West Side	1921/ In process					$44.32
Office			476,691	87.7%	$17,451,807	$41.74		156
Retail			49,459	75.3%	$3,439,150	$92.30		5
501 Seventh Avenue	Penn Station- Times Sq. South	1923/ In process					$34.77
Office			453,716	88.3%	$13,807,368	$34.45		31
Retail			35,502	100.0%	$1,802,707	$50.78		10
1359 Broadway	Penn Station- Times Sq. South	1924/In process					$39.52
Office			439,881	93.8%	$15,811,754	$38.31		27
Retail			27,618	28.7%	$1,096,864	$138.34		4
1350 Broadway(10)	Penn Station- Times Sq. South	1929/ In process					$56.08
Office			366,415	84.1%	$12,771,222	$41.44		71
Retail			30,925	100.0%	$5,736,131	$185.49		6
1333 Broadway	Penn Station- Times Sq. South	1915/ In process					$43.96
Office			291,977	100.0%	$12,229,288	$41.88		10
Retail			61,318	5.2%	$760,000	$237.57		3
Sub-Total / Weighted Average Manhattan Office Properties			6,346,501	81.2%	$232,246,654	$45.04	$44.99	877
Office			5,905,886	82.0%	$198,097,833	$40.91		811
Retail			440,615	71.3%	$34,148,821	$108.66		66
Greater New York Metropolitan Area Office Properties
First Stamford Place(11)	Stamford, Connecticut(12)	1986/2003	787,726	87.3%	$26,560,443	$38.62	$38.98	49
Metro Center	Stamford, Connecticut(12)	1987/1999	279,385	99.5%	$13,417,540	$48.26	$48.62	30
383 Main Avenue	Norwalk, Connecticut(13)	1985/1996	257,925	77.8%	$5,527,130	$27.55	$28.10	17
500 Mamaroneck Avenue	Harrison, New York(14)	1986/2004	289,772	92.1%	$7,296,955	$27.35	$26.75	37
10 Bank Street	White Plains, New York(15)	1989/2001	228,994	86.9%	$6,637,850	$33.35	$33.76	27

Sub-Total / Weighted Average Greater New York Metropolitan Area Office Properties			1,843,802	88.5%	$59,439,918	$36.42	$36.65	160

Property Name	Submarket	Year Built /Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Total / Weighted Average Office Properties			7,749,688	83.5%	$257,537,751	$39.78	—	971
Standalone Retail Properties
10 Union Square	Union Square	1988/1997	58,005	100.0%	$5,190,376	$89.48	$90.23	13
1542 Third Avenue	Upper East Side	1993(16)	56,250	100.0%	$2,775,618	$49.34	$47.71	3
1010 Third Avenue	Upper East Side	1963/2007(17)	44,662	100.0%	$3,048,085	$68.25	$65.88	2
77 West 55th Street	Midtown	1962(16)	24,102	100.0%	$2,254,366	$93.53	$81.41	3
69-97 Main Street	Westport, Connecticut	1922/2005	17,103	100.0%	$1,801,980	$105.36	$109.24	5
103-107 Main Street	Westport, Connecticut	1900(16)	4,330	100.0%	$400,653	$92.53	$89.37	3

Sub-Total / Weighted Average Standalone Retail Properties			204,452	100.0%	$15,471,078	$75.67	$73.75	29
Total / Weighted Average Retail Properties(18)			645,067	80.4%	$49,619,899	$95.66	—	95

Portfolio Total			8,394,755	83.3%	$307,157,650	$43.92	$43.89	1,066

Option Properties
112-122 West 34th Street(19)	Penn Station- Times Sq. South	1954/ In process					$36.73
Office			609,871	80.9%				42
Retail			133,437	98.1%				2
1400 Broadway	Penn Station- Times Sq. South	1930/ In process					$37.87
Office			866,327	83.8%				79
Retail			19,772	65.0%				12

Option Properties Total			1,629,407					135

(1)	For more information regarding the status of ongoing renovations at certain of our properties, see “Business and Properties—Description of Our Properties.”
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 147,391 square feet of space across our portfolio attributable to building management use and tenant amenities and (ii) 68,935 square feet of space attributable to our observatory.
(3)	Based on leases signed and commenced as of June 30, 2013 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Total abatements and free rent with respect to the office properties for leases in effect as of June 30, 2013 for the 12 months ending June 30, 2014 are $11,066,748. Total annualized base rent, net of abatements and free rent, for our office properties is $246,471,003. Annualized base rent for retail properties (including the retail space in our Manhattan office properties) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Total abatements, tenant reimbursements and free rent with respect to the retail properties (including the retail space in our Manhattan office properties) for leases in effect as of June 30, 2013 for the 12 months ending June 30, 2014 are $41,535. Total annualized base rent, net of abatements, tenant reimbursements and free rent, for our retail properties is $49,578,364. Annualized base rent data for our office and retail properties is as of June 30, 2013 and does not reflect scheduled lease expirations for the 12 months ending June 30, 2014.
(5)	Represents Annualized Base Rent under leases commenced as of June 30, 2013 divided by leased square feet.
(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of June 30, 2013, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of June 30, 2013.
(7)	Represents the number of leases at each property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.
(8)	Includes 85,842 rentable square feet of space leased by our broadcasting tenants.
(9)	Includes 6,180 rentable square feet of space leased by Host Services of New York, a licensee of our observatory.
(10)	Denotes a ground leasehold interest in the property with a remaining term, including unilateral extension rights available to us, of approximately 37 years (expiring July 31, 2050).
(11)	First Stamford Place consists of three buildings.
(12)	This submarket is part of the Stamford, Connecticut—central business district (CBD) submarket as defined by RCG. See “Economic and Market Overview.”
(13)	This submarket is part of the South Central Stamford, Connecticut submarket as defined by RCG. See “Economic and Market Overview.”
(14)	This submarket is part of the Eastern Westchester County submarket as defined by RCG. See “Economic and Market Overview.”

(15)	This submarket is part of the White Plains, New York—CBD submarket as defined by RCG. See “Economic and Market Overview.”
(16)	No major renovation activity was undertaken at this property.
(17)	This property underwent major renovations in 2007 to coincide with the signing of a significant retail lease.
(18)	Includes 440,615 rentable square feet of retail space in our Manhattan office properties.
(19)

112-122 West 34th Street consists of two parcels having separate owners and ownership structures. The real property interests that we will acquire with respect to the parcel located at 112-120 West 34th Street if the option is exercised consist of (i) a ground leasehold interest currently held by 112 West 34th Street Associates L.L.C., one of the affiliates of our predecessor with whom we have entered into an option agreement and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C., another affiliate of our predecessor with whom we have entered into an option agreement. The real property interests that we will acquire with respect to the parcel located at 122 West 34th Street if the option is exercised consist of (i) a fee interest and a subleasehold interest currently held by 112 West 34th Street Associates L.L.C. and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C.

Renovation and Repositioning Case Studies

The below table provides case study information regarding our renovation and repositioning efforts at two of our buildings, Empire State Building and 1333 Broadway. The data represents full floors where we have completed renovation and repositioning efforts, including 27 of the 76 office floors at the Empire State Building and eight of the ten non-retail floors at 1333 Broadway. These renovation activities are illustrative of the renovation efforts we have made which have allowed us to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost or that the results we expect to achieve will be accomplished. Accordingly, the information presented in the case studies should not be considered as indicative of our possible results and you should not rely on this information as an indication of our future performance.

The pre-renovation and repositioning statistics in the table below represent the leases existing on the applicable floor of the applicable building at a date within a three-year period prior to the commencement of tenant repositioning efforts which were implemented on such floor and which generally represented the highest occupancy for such floor during such period. The tenant repositioning efforts include the exercise of our rights to relocate tenants, negotiated relocations of tenants, the strategic expiration of existing leases to aggregate large blocks of space, including whole floors, as well as the implementation of marketing efforts in such space including the signing of significant tenants prior to the onset of the renovation work. Post-renovation and repositioning statistics in the table below represent full floors where we have completed our renovation and repositioning efforts and reflect leases signed for such space. In certain circumstances, certain tenants have signed leases where only a portion of their lease has commenced with the remainder of the lease to commence through 2013, except with respect to one tenant at the Empire State Building where such tenant’s leases will commence through 2014. The information in the table below presents statistics as if all such space under such leases have commenced.

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)	Adjusted Weighted Average Annualized Gross Rent per Leased Square Foot(5)
Empire State Building (completed floors)
Pre	201	994,646	73.9%	3,659	9.0	$25,794,316	$35.08	$25.08
Post	20	1,287,762	99.1%	63,837	14.6	$53,878,944	$42.20	$42.20

Change	(181)	293,116	25.2%	60,178	5.6	108.9%	20.3%	68.3%

1333 Broadway (completed floors)
Pre	59	216,622	52.0%	1,909	4.6	$3,468,743	$30.80	$26.41
Post	6	235,337	100.0%	39,223	13.3	$9,854,310	$41.87	$41.87

Change	(53)	18,715	48.0%	37,314	8.7	184.1%	36.0%	58.5%

(1)	The change in total rentable square footage results from a combination of remeasurement of, and changes in loss factor applied to, the renovated spaces. Post-renovation and repositioning property measurements are based on the Real Estate Board of New York measurement standards. Includes leases that have been signed but have not yet commenced.
(2)	Percent leased is calculated as (a) rentable square feet less available square feet divided by (b) rentable square feet.
(3)	Pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor and post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for leases that have been signed and assumes the lease has commenced. Management believes that this is the most meaningful comparison of pre- and post- renovation and repositioning rental payments as it represents the last cash amount the tenants under the applicable leases were paying prior to the start of the renovation and repositioning program and the first cash payments by the tenants under the applicable leases following the renovation and repositioning program.
(4)	Represents (a) annualized gross rent divided by (b) leased square feet.
(5)	Adjusted weighted average annualized gross rent per leased square foot represents how management views the full impact that the renovation and repositioning activities had with respect to our rental rates by showing what the weighted average pre-renovation and repositioning annualized gross rent per square foot would have been on a post-renovation and repositioning total rentable square feet basis. Pre-renovation and repositioning adjusted weighted average annualized gross rent per leased square foot represents (a) pre-renovation and repositioning annualized gross rent divided by (b) post-renovation and repositioning total rentable square feet less pre-renovation and repositioning vacant square feet. Post-renovation and repositioning adjusted weighted average annualized gross rent per leased square foot represents (a) post-renovation and repositioning annualized gross rent divided by (b) post-renovation and repositioning leased square feet. Management believes this is an accurate representation of the impact of the renovation and repositioning activities on rental rates because it takes into consideration the increase in rentable square feet in addition to the change in annualized gross rent.
(6)	42.6% of post-renovation and repositioning annualized gross rent relates to one tenant at the Empire State Building where a portion of such tenant’s leases have commenced, with the remainder of the leases to commence through 2014.

Summary Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all the other information contained in this prospectus, before making an investment decision to purchase our Class A common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant part of your investment in our Class A common stock.

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All of our properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect us.

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Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular, could have a material adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

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There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that we will achieve the results we expect from our renovation and repositioning program, which could materially and adversely affect our financial condition and results of operations.

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We may be unable to renew leases, lease vacant space or re-lease space on favorable terms as leases expire, which could materially and adversely affect our financial condition, results of operations and cash flow.

•	We are exposed to risks associated with property redevelopment and development that could materially and adversely affect our financial condition and results of operations.

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We depend on significant tenants in our office portfolio, including LF USA, Coty, Inc., Legg Mason, Warnaco, a subsidiary of PVH Corp., and Thomson Reuters, which together represented approximately 22.2% of our total portfolio’s annualized base rent as of June 30, 2013.

•	Our dependence on rental income may materially and adversely affect our profitability, our ability to meet our debt obligations and our ability to make distributions to our stockholders.

•	Our option properties are subject to various risks, and we may not be able to acquire them.

•	Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions, which may impede our growth.

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The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject us to additional risks, which could materially and adversely affect us.

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The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject us to additional risks, which could materially and adversely affect us.

•	Our outstanding indebtedness upon completion of this offering reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

•	The continuing threat of a terrorist event may materially and adversely affect our properties, their value and our ability to generate cash flow.

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There is currently litigation pending, and the potential for additional litigation, associated with the consolidation. We may incur costs from these litigations, which could materially and adversely affect us. For more information, please see “Business and Properties—Legal Proceedings.”

•	We may assume unknown liabilities in connection with the formation transactions, which, if significant, could materially and adversely affect our business.

•	The departure of any of our key personnel could materially and adversely affect us.

•	Our Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from us, which could materially and adversely affect us.

•	Our operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect us.

•	We have no operating history as a REIT or as a publicly-traded company, and our inexperience could materially and adversely affect us.

•	Certain provisions of Maryland law could inhibit changes in control of our company, which could negatively affect the market price of our shares.

•	The concentration of our voting power may adversely affect the ability of new investors to influence our policies.

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There has been no public market for our Class A common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the market price of shares of our Class A common stock and make it difficult for investors to sell their shares.

•	Initial estimated cash available for distribution may not be sufficient to make distributions at expected levels.

•	You will experience immediate and substantial dilution from the purchase of the shares of Class A common stock sold in this offering.

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Failure of our operating partnership to maintain its status as a partnership for U.S. federal income tax purposes and/or our failure to qualify or remain qualified as a REIT would subject our operating partnership and/or us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to holders of operating partnership units and/or our stockholders.

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The REIT distribution requirements could require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

Structure and Formation of Our Company

Prior to or concurrently with the completion of this offering, we will consummate the formation transactions, which consist of a series of contributions, mergers and other transactions and which are designed to:

•	consolidate the ownership of our portfolio and our predecessor’s management companies into our operating partnership, which we refer to herein as the consolidation;

•	facilitate this offering;

•	enable us to raise capital on more favorable, flexible terms than typical mortgage financings or financings that otherwise previously have been available to us as a private company;

•	enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013;

•	defer the recognition of taxable gain by certain continuing investors (as defined below); and

•	enable continuing investors to obtain liquidity (after the expiration of applicable lock-up periods) for their investments.

Pursuant to the formation transactions, the following have occurred or will occur prior to or concurrently with the completion of this offering (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•	We were formed as a Maryland corporation on July 29, 2011.

•	Our operating partnership was formed as a Delaware limited partnership on November 28, 2011. We are the sole general partner of our operating partnership.

•

We will acquire, prior to or concurrently with the completion of this offering, through a series of contributions and merger transactions, the assets and liabilities of our predecessor, and the holders of interests in our predecessor will receive operating partnership units, shares of our common stock and/or cash. We refer to holders of interests in our predecessor that will own operating partnership units and/or shares of our common stock following consummation of the formation transactions as predecessor continuing investors. The agreements relating to the consolidation are subject to customary closing conditions, including the closing of this offering.

•

We will acquire, through a series of contributions and merger transactions, the assets and liabilities of the entities through which our predecessor holds non-controlling interests in four properties, or the related properties, for which our predecessor acts as the supervisor but which are not combined into our predecessor for accounting purposes, and the holders of interests in such properties will receive operating partnership units, shares of our common stock and/or cash. We refer to holders of interests in these four properties that will own operating partnership units and/or shares of our common stock following consummation of the formation transactions as non-predecessor continuing investors. We refer to predecessor continuing investors and non-predecessor continuing investors collectively as the continuing investors.

•

We will jointly elect with Empire State Realty Observatory TRS, LLC (f/k/a ESB Observatory LLC), a New York limited liability company, or Observatory TRS, which is the current lessee and operator of the observatory and which will be wholly owned by our operating partnership following the completion of this offering, for Observatory TRS to be treated as a taxable REIT subsidiary, or a TRS, under the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes following the completion of this offering. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. In addition, we will jointly elect with Empire State

Realty Holdings TRS, LLC, a Delaware limited liability company, or Holding TRS, that will be wholly owned by our operating partnership following the completion of this offering, for Holding TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of this offering. Holding TRS and/or its wholly owned subsidiaries will provide certain construction services to third parties and will provide certain services to the tenants of our properties.

•

In consideration for the acquisition of our predecessor and the related properties, we expect to issue an aggregate of              operating partnership units (of which              units will be received by certain members of our senior management team, their affiliates and related persons and              operating partnership units will be received by our other continuing investors),              shares of our Class A common stock (of which              shares will be received by certain members of our senior management team, their affiliates and related persons and              shares will be received by our other continuing investors) and              shares of our Class B common stock (of which              shares will be received by certain members of our senior management team, their affiliates and related persons and              shares will be received by our other continuing investors), and pay approximately $         in cash from the net proceeds of this offering (of which $         is expected to be paid to non-accredited investors, and none of which will be paid to members of our senior management team, their affiliates and related persons). The aggregate value of the consideration to be issued and paid by us in the consolidation will be approximately $         million (of which approximately $         will be paid to certain members of our senior management team, their affiliates and related persons and $         will be paid to our other continuing investors). An increase in the actual public offering price will result in an increase in the value of the consideration paid to continuing investors, including certain members of our senior management team, their affiliates and related persons. Likewise, a decrease in the actual public offering price will result in a decrease in the value of the consideration paid to continuing investors. Investors who are not “accredited investors,” as defined under Regulation D of the Securities Act of 1933, as amended, or the Securities Act, will receive cash consideration rather than shares of our common stock or operating partnership units to ensure that the issuance of common stock and/or operating partnership units to accredited investors in the formation transactions can be effected in reliance upon an exemption from registration provided by Section 4(2) and Regulation D of the Securities Act.

•

The aggregate historical combined net tangible book value of our predecessor was a deficit of approximately $(126.3) million as of June 30, 2013. Net tangible book value measures the historical costs of tangible assets (net of accumulated depreciation) reduced by outstanding tangible liabilities and is reflective of the manner in which assets and liabilities are recorded on the balance sheet of a business enterprise under GAAP. Because the net tangible book value of our predecessor is based on the historical costs of tangible assets acquired and tangible liabilities incurred over more than 50 years of business activities, we do not believe that net tangible book value is reflective of the fair market value of the existing entities.

•

As a result of the formation transactions, we will assume approximately $1.16 billion of total debt (based on June 30, 2013 pro forma outstanding balances), and we expect to have approximately $549.7 million of available borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances).

•

We will sell              shares of our Class A common stock in this offering and an additional              shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full. We will contribute the net proceeds from this offering to our operating partnership in exchange for              operating partnership units (or              operating partnership units if the underwriters exercise their option to purchase up to an additional              shares of our Class A common stock in full).

•

We intend to grant to certain members of our senior management team (other than Anthony E. Malkin) a total of              LTIP units and/or restricted shares of our Class A common stock, and we intend to grant a total of              LTIP units and/or restricted shares of our Class A common stock to our independent directors, all of which LTIP units and shares will be subject to certain vesting requirements. See “Management—IPO Grants Under our Equity Incentive Plan.”

•

We have entered into a representation, warranty and indemnity agreement with Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, pursuant to which they have made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations subject to a $1,000,000 deductible and a cap of $25,000,000. Other than these individuals, none of the continuing investors, other owners of the existing entities or our predecessor will provide us with any indemnification.

•

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 2.8% of the total consideration to be issued in the consolidation) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin who are 79 and 76 years old, respectively, for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (based on current tax rates and the valuations of our assets as determined by an independent valuation firm, or the independent valuer, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $119.6 million. We do not presently intend to sell or take any other action which would result in a tax protection payment with respect to the properties covered by the tax protection agreement.

•

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.2 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

•

In addition, we expect to assume a loan, which we expect to repay shortly after the closing, in the amount of approximately $1.5 million made by an entity, which is controlled by and interests in which are held by Anthony E. Malkin and Peter L. Malkin, to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place.

•

We expect to obtain an $800.0 million secured revolving and term credit facility upon the closing of this offering from lenders that will include certain of the underwriters of this offering or their respective affiliates. We have obtained a commitment for $400.0 million of availability under the secured revolving and term credit facility, subject to satisfaction of certain conditions precedent, from the representatives of the underwriters or their respective affiliates and they have also agreed to use commercially reasonable efforts to syndicate the remainder of the facility. We expect to use this secured revolving and term credit facility to, among other things, fund capital expenditures, potential acquisitions, general corporate matters and working capital. We expect that the secured revolving and term credit facility will include an accordion feature that would allow us to increase availability thereunder to $1.25 billion, under specified circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering—Secured Revolving and Term Credit Facility.” There is no assurance that we will be able to enter into a definitive agreement relating to this facility on acceptable terms, or at all.

•

We intend to enter into management and/or services agreements with the entities that own interests in the excluded properties and services agreements with certain of the excluded businesses or the managers thereof (other than with respect to the registered broker dealer). See “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

•

We have executed option agreements with affiliates of our predecessor granting us the right to acquire long-term leasehold and/or sub-leasehold interests in the option properties. Concurrently with the consummation of this offering, we intend to enter into management and/or services agreements with respect to each of the option properties. See “Certain Relationships and Related Transactions—Option Agreements.”

Consequences of This Offering and the Formation Transactions

Upon completion of this offering and the formation transactions (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•

Our operating partnership will directly or indirectly own 100% of the fee simple, leasehold or other interests in all of the properties in our portfolio and the assets of our predecessor’s management companies.

•

Purchasers of shares of our Class A common stock in this offering are expected to own     % of our outstanding common stock, or     % on a fully diluted basis. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, purchasers of shares of our Class A common stock in this offering will own     % of our outstanding common stock, or     % on a fully diluted basis.

•

Continuing investors will own     % of our outstanding common stock, or     % on a fully diluted basis. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, the continuing investors will own     % of our outstanding common stock, or     % on a fully diluted basis.

•

Continuing investors that receive shares of our Class B common stock in the formation transactions will own     % of our outstanding common stock, or     % on a fully diluted basis (    % of our outstanding common stock, or     % on a fully diluted basis, if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full), while such continuing investors will have     % of the voting power in our company (    % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full).

•	We are the sole general partner in our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for operating partnership units.

•

We will own     % of the operating partnership units and the continuing investors, including certain members of our senior management team, their affiliates and related persons, will own     % of the operating partnership units. If the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, we are expected to own     % of the operating partnership units and the continuing investors, including certain members of our senior management team, their affiliates and related persons, are expected to own     % of the operating partnership units.

•	We will have an option to purchase each of the option properties.

•

We expect to be a party to management agreements with the entities that own long-term leasehold, sub-leasehold and/or sub-subleasehold interests in the option properties and management agreements and services agreements with the entities that own interests in and/or manage the excluded properties and the excluded businesses (other than with respect to the registered broker dealer).

•	Substantially all of the current employees of our predecessor’s management companies will become our employees.

•

We expect to have pro forma total consolidated indebtedness of approximately $1.16 billion, and we expect to have approximately $549.7 million of additional borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances).

Our Structure

The following diagram depicts our ownership structure upon completion of this offering and the formation transactions, based on the mid-point of the range of prices set forth on the front cover of this prospectus.(1)

(1)	On a fully diluted basis, our public stockholders, our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, are expected to own %, % and %, respectively, of our outstanding common stock. If the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, on a fully diluted basis, our public stockholders, our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, are expected to own %, % and %, respectively, of our outstanding common stock.
(2)

Our public stockholders, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, will own     %,     % and     %, respectively, of our outstanding common stock, and we, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors will own     %,     % and     %, respectively, of the outstanding operating partnership units. If the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, our public stockholders, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, will own %, % and %, respectively, of our outstanding common stock, and we, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors will own %, % and %, respectively, of the outstanding operating partnership units. The Helmsley estate is expected to own % of our outstanding Class A common stock (or % if the underwriters exercise their option in full) and % of the outstanding operating partnership units (or % if the underwriters exercise their option in full). Anthony E. Malkin, together with the Malkin Group, is expected to own % of our outstanding Class B common stock.
(3)	We, the Malkin Group and the continuing investors in the private existing entities will hold only Series PR operating partnership units. Continuing investors in the public existing entities will hold Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units.

Benefits to Related Parties

Upon completion of this offering or in connection with the formation transactions, our senior management team, our directors and our continuing investors will receive material benefits, including the following (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•

Anthony E. Malkin, our Chairman, Chief Executive Officer and President, together with the Malkin Group, is expected to own     % of our outstanding common stock, or     % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or     % on a fully diluted basis), with a total value of $         million represented by              shares of our Class A common stock,              shares of our Class B common stock and              operating partnership units.

•

Peter L. Malkin, our Chairman Emeritus, together with the Malkin Group, is expected to own     % of our outstanding common stock, or     % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or     % on a fully diluted basis), with a total value of $         million represented by              shares of our Class A common stock,              shares of our Class B common stock and operating partnership units.

•

David A. Karp, our Chief Financial Officer, Executive Vice President and Treasurer, is expected to own     % of our outstanding common stock, or     % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or     % on a fully diluted basis), with a total value of $         million represented by              LTIP units and/or restricted shares of Class A common stock.

•

Thomas P. Durels, our Executive Vice President and Chief of Property Operations and Leasing, is expected to own     % of our outstanding common stock, or     % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or     % on a fully diluted basis), with a total value of $         million represented by              shares of our Class A common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

Thomas N. Keltner, Jr., our Executive Vice President, General Counsel and Secretary, is expected to own     % of our outstanding common stock, or     % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional              shares of our Class A common stock in full, or     % on a fully diluted basis), with a total value of $         million represented by              shares of our Class A common stock,              operating partnership units and              LTIP units and/or restricted shares of Class A common stock.

•

We intend to enter into (i) an employment agreement with Anthony E. Malkin, providing for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances and the issuance of equity awards as described under “Management—Executive Compensation” and “Management—Employment Agreement” and (ii) change in control severance agreements with David A. Karp, Thomas P. Durels and Thomas N. Keltner, Jr. as described under “Management—Change in Control Severance Agreements.”

•

We intend to enter into indemnification agreements with our directors, executive officers, chairman emeritus and certain other parties at the closing of this offering, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

•

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 2.8% of the total consideration to be issued in the consolidation) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin who are 79 and 76 years old, respectively, for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (based on current tax rates and the valuations of our assets as determined by an independent valuation firm, or the independent valuer, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $119.6 million. We do not presently intend to sell or take any other action which would result in a tax protection payment with respect to the properties covered by the tax protection agreement.

•	We have entered into the option agreements with affiliates of our predecessor.

•

We intend to enter into management and/or service agreements with the entities that own long-term leasehold and/or sub-leasehold interests in the option properties, which entities are owned in part by Anthony E. Malkin, together with the Malkin Group. See “Certain Relationships and Related Transactions—Option Agreements.”

•

We intend to enter into management and/or service agreements with the entities that own interests in the excluded properties and services agreements with the managers of certain of the excluded businesses, which entities are owned in part by Anthony E. Malkin, together with the Malkin Group. See “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

•

Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $1.3 billion of mortgage loans (including currently undrawn amounts) on our properties, which will be assumed by us upon closing of the formation transactions in respect of obligations arising after the closing. The guarantees and indemnities with respect to mortgage loans of many of the existing entities, including the public existing entities, were undertaken by Messrs. Malkin and Malkin to meet a conventional lender requirement which became standard only long after such entities were formed. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with our assumption of these mortgage loans, we will seek to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have our operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders do not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following this offering, our operating partnership will enter into indemnification agreements with the guarantors and/or indemnitors pursuant to which our operating partnership will be obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. We believe that since the mortgage loans relating to these guarantees and indemnities will be assumed by us upon closing of the formation transactions, and we will have greater financial resources than the individual property owning entities which are subject to the mortgage loans, it is appropriate, and consistent with market practice, for Messrs. Malkin and Malkin to be indemnified by our operating partnership if the lenders do not consent to the release of these guarantors and/or indemnitors. Under the organizational documents of the existing entities, Messrs. Malkin and Malkin are already generally entitled to indemnification from investors in the existing entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence, including any such liabilities under these guarantees and indemnities. In addition, in connection with future mortgage loans that we would enter into in connection with future property acquisitions or refinancing of our properties, we intend to enter into any necessary guarantees directly and neither Messrs. Malkin and Malkin nor any of our other directors, executive officers or stockholders would be expected to enter into such guarantees.

•

As part of the contribution agreements, we will release (i) Anthony E. Malkin and Peter L. Malkin from all claims, liabilities, damages and obligations against them related to their ownership of our predecessor’s management companies and interests in our predecessor and (ii) certain members of our senior management team from all claims, liabilities, damages and obligations against them related to their ownership in the existing entities and their employment with our predecessor’s management companies that exist at the closing of the formation transactions, other than breaches by them or entities related to them, as applicable, of the employment and non-competition agreement and the contribution agreements and the merger agreements entered into by them and these entities in connection with the formation transactions.

•

We intend to enter into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. The registration rights agreement will provide for the registration of our shares of Class A common stock received in the formation transactions or that are issuable upon the redemption, conversion or exchange of shares of Class B common stock or operating partnership units.

•	We intend to grant an aggregate of LTIP units and/or restricted shares of our Class A common stock, subject to certain vesting requirements, to our executive officers (other than Anthony E. Malkin).

•	We intend to grant an aggregate of LTIP units and/or restricted shares of our Class A common stock, subject to certain vesting requirements, to our independent directors.

•

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.2 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

•

In addition, we expect to assume a loan, which we expect to repay shortly after the closing, in the amount of approximately $1.5 million made by an entity, which is controlled by and interests in which are held by Anthony E. Malkin and Peter L. Malkin, to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place.

•

As part of the contribution agreements, we will reimburse $         of expenses incurred in connection with the formation transactions and this offering that have been paid by each applicable existing entity and the entities which own the option properties, or the option entities, and of which $         will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in our predecessor and each applicable existing entity.

•

The existing entities and our predecessor’s management companies will declare final distributions to the investors in such entities, including members of our senior management team and certain of our directors, in the amount of approximately $         in the aggregate, and of which $         will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in each applicable existing entity and predecessor management company.

Restrictions on Transfer

Under the operating partnership agreement, holders of operating partnership units do not have redemption or exchange rights and may not otherwise transfer their operating partnership units, except under certain limited circumstances, for a period of 12 months after consummation of this offering. In addition, each continuing investor, including members of our senior management team, and our independent directors will be required to execute a lock-up agreement that prohibits such person, subject to certain exceptions, for one year after the date of this prospectus, without the written consent of the representatives of the underwriters, from directly or indirectly, offering for sale, selling, pledging, or otherwise disposing of (or entering into any transaction or agreement which is designed to, or could be expected to have any such result) any operating partnership units or shares of our common stock. However, commencing on the date that is 180 days after the date of this prospectus, each continuing investor (other than the Malkin Group and members of our senior management team) may sell up to 50% of the shares of our common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by it. In addition, each continuing investor that receives Series ES operating partnership units may, immediately following this offering, sell his or her pro rata portion of the greater of 1,100,000 Series ES operating partnership units and $40.0 million in value of Series ES operating partnership units (based on the initial public offering price of our Class A common stock) and each continuing investor that receives Series 60 operating partnership units and Series 250 operating partnership units may, immediately following this offering, sell up to the same percentage as the percentage of each continuing investor’s Series ES operating partnership units that can be sold immediately following this offering. In addition, our company has agreed with the representatives of the underwriters, subject to certain exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) owned by it at the completion of this offering for a period of 180 days after the date of this prospectus without the prior written consent of the representatives.

Restrictions on Ownership of Our Capital Stock

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code among other purposes, our charter generally prohibits, with certain exceptions, any stockholder from beneficially or constructively owning (taking into account applicable attribution rules under the Code), more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our capital stock. Our board of directors may, in its sole discretion, waive (prospectively or retroactively) the 9.8% ownership limits with respect to a particular stockholder if it receives certain representations and undertakings required by our charter and is presented with evidence satisfactory to it that such ownership will not then or in the future cause it to fail to qualify as a REIT.

Option Properties

Our option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 84.0% leased as of June 30, 2013 (or 84.8% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 743,308 rentable square feet (inclusive of the retail space on the ground, first and lower floors), and 1400 Broadway, an office property in midtown Manhattan that was 83.4% leased as of June 30, 2013 (or 91.4% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 886,099 rentable square feet (inclusive of the retail space on the ground floor). Our management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with our portfolio composition and strategic direction. 112-122 West 34th Street and 1400 Broadway will not be contributed to us in the formation transactions due to the recently resolved litigation related to these properties, but we have entered into agreements granting us the option to acquire the interests in the option properties following the resolution of the recently resolved litigation brought by the applicable ground lessor. Regarding the litigation relating to 112-122 West 34th Street, in September 2011, the court granted summary judgment dismissing the ground lessor’s claims. The ground lessor appealed, and in May 2012, the Appellate Division, First Department, unanimously affirmed the judgment. The ground lessor thereafter filed motions for leave to appeal in the Appellate Division, which was denied, and then in the Court of Appeals, which was denied, so the ground lessor now has no further ability to appeal. Regarding the litigation relating to 1400 Broadway, in June 2012, the court granted summary judgment dismissing the ground lessor’s claims. The ground lessor appealed and the Appellate Division, First Department affirmed the court’s summary judgment. The ground lessor did not file a motion for leave to appeal the Appellate Division, First Department’s affirmation of the court’s summary judgment dismissing the ground lessor’s claims, so the ground lessor has no further ability to appeal. We do not intend to exercise the option for either of the interests in 112-122 West 34th Street or 1400 Broadway prior to closing of this offering. We may exercise the option to acquire the interests in either one of 112-122 West 34th Street or 1400 Broadway independently of each other. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless we and the owners of the properties, with the consent of the Helmsley estate, agree to a negotiated price and the investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. We have agreed that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on our behalf. One or more of our independent directors will lead the appraisal or negotiation process on our behalf and a majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. The Helmsley estate is estimated to receive 28.1% and 23.7% of the aggregate consideration for 112-122 West 34th Street and 1400 Broadway, respectively. The Malkin Group is estimated to receive 14.6% and 10.3% of the aggregate consideration for 112-122 West 34th Street and 1400 Broadway, respectively, if all of the options are exercised pursuant to override interests held by it. These estimated percentages are based on valuations of the option properties that were conducted by the independent valuer and are subject to change. Our option expires on the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment in relation to certain recently resolved litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of this offering.

Our predecessor’s affiliates’ interests in our option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of the 112-122 West 34th Street property), long-term leaseholds (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of 112-122 West 34th Street only) in the land and the improvements. Each of the Malkin Group and the Helmsley estate owns interests in the owners of these properties. Pursuant to management and/or service agreements with the owner of the long-term leasehold interest (in the case of 1400 Broadway) and the owner of the long-term sub-leasehold interest or sub-subleasehold interest, as applicable, in the case of 112-122 West 34th Street, we will be designated as the asset manager for the option properties and we will receive a management fee for services rendered under the agreements.

Excluded Properties and Businesses

The Malkin Group, including Anthony E. Malkin, our Chairman, Chief Executive Officer and President, owns non-controlling interests in, and Anthony E. Malkin and Peter L. Malkin control the general partners or managers of, the entities that own interests in six multi-family properties, five net leased retail properties, one former post office property in Greenwich, Connecticut which has recently commenced conversion into a single tenant property following the recent receipt of zoning authorization for such conversion, and a development parcel that is zoned for residential use. The Malkin Group also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to us in the formation transactions. We refer to the non-controlling interests described above collectively as the excluded properties. In addition, the Malkin Group owns interests in six mezzanine and senior equity funds, two industrial funds, five residential property managers and a registered broker dealer, none of which will be contributed to us in the formation transactions, and which we refer to collectively as the excluded businesses. The Malkin Group owns certain non-real estate family investments that will not be contributed to us in the formation transactions. Other than the Greenwich retail property, we do not believe that the excluded properties or the excluded businesses are consistent with our portfolio geographic or property type composition, management or strategic direction. In addition, we will not acquire the name “Malkin Holdings LLC.” We have no plan to use this name for any purpose. Pursuant to management and/or service agreements with the owners of interests in those excluded properties and services agreements with the five residential property managers and the managers of certain other excluded businesses which historically were managed by affiliates of our predecessor, we will be designated as the manager of the excluded properties and will provide services to the owners of certain of the excluded properties and the five residential property managers and provide services and access to offices space to the existing managers of the other excluded businesses (other than with respect to the registered broker dealer). As the manager or service provider, we will be paid a management or other fee with respect to those excluded properties and excluded businesses (other than with respect to the registered broker dealer) where our predecessor had previously received a management fee on the same terms as the fee paid to our predecessor, and reimbursed for our costs in providing the management and other services to those excluded properties and businesses where our predecessor had not previously received a management fee. Our management of the excluded properties and the five residential property managers and the existing managers of the other excluded businesses will represent a minimal portion of our overall business. There is no established time period in which we will manage such properties or provide services to the owners of certain of the excluded properties and the five residential property managers and provide services and access to office space to the existing managers of the other excluded businesses and Peter L. Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time. We are not precluded from acquiring all or certain interests in the excluded properties or businesses following this offering. If we were to attempt any such acquisition, we anticipate that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiation process on our behalf with respect to our potential acquisition of any of these excluded properties or businesses and the approval of a majority of our independent directors will be required to approve any such acquisition.

Conflicts of Interest

Following the completion of this offering, there will be conflicts of interest with respect to certain transactions between the holders of operating partnership units and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of operating partnership units, which would make those transactions less desirable to them. Certain members of our senior management team will hold operating partnership units, shares of our Class A common stock and shares of our Class B common stock upon completion of this offering and the formation transactions.

We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team and other contributors had the ability to influence the type and level of benefits that they will receive from us. Additionally, Anthony E. Malkin has a conflict of interest because we entered into agreements granting us the option to acquire long-term leasehold and/or sub-leasehold interests in the option properties in which the Malkin Group controls and owns economic interests. As a result, an exercise of such options by us could economically benefit him. A majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties.

We have adopted policies designed to eliminate or minimize certain potential conflicts of interest, and the limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by us to our stockholders and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders. See “Policies with Respect to Certain Activities—Conflict of Interest Policies” and “Description of the Partnership Agreement of Empire State Realty OP, L.P.—Fiduciary Responsibilities.”

Distribution Policy

We intend to make regular quarterly distributions to holders of shares of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending             , based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on the mid-point of the range of prices set forth on the front cover of this prospectus. We estimate that this initial annual distribution will represent approximately     % of our estimated cash available for distribution to our common stockholders for the 12 months ending June 30, 2014. Although we have not previously paid distributions, we intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Actual distributions may be significantly different from the expected distributions.

Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefore and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. We may be required to fund distributions from working capital or borrow to provide funds for such distributions or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance. However, we currently have no intention to use the net proceeds from this offering to make distributions nor do we currently intend to make distributions using shares of our common stock.

Our Tax Status

We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013. We believe we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2013 and thereafter. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property. See “U.S. Federal Income Tax Considerations.”

Company Information

As of June 30, 2013, we had approximately 629 employees, 116 of whom were managers and professionals. Our principal executive offices are located at One Grand Central Place, 60 East 42nd Street, New York, New York 10165. In addition, we have six additional regional leasing and property management offices in Manhattan and the greater New York metropolitan area. Our telephone number is (212) 953-0888. Our website address is www.empirestaterealtytrust.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

This Offering

Class A common stock offered by us	shares (plus up to an additional shares that we may issue and sell upon the exercise of the underwriters’ option in full)
Class A common stock to be outstanding after this offering	shares(1)
Class B common stock to be outstanding after the formation transactions	shares
Class A common stock, Class B common stock and operating partnership units to be outstanding after this offering and the formation transactions	shares / units(2)
Use of proceeds	We intend to use the net proceeds of this offering or the secured revolving and term credit facility to:

•     pay $         to certain holders of interests (other than the Helmsley estate) in the existing entities that are non-accredited investors or who elect to receive cash for their equity interests in certain of the existing entities;

• pay $ to the Helmsley estate for equity interests in certain of the existing entities;
• pay fees of $ associated with the expected new secured revolving and term credit facility;
• pay fees of $ in connection with the assumption of indebtedness;

•     pay expenses of $         incurred in connection with this offering and the formation transactions; repay borrowings of $         under our $500.0 million term loan secured by the Empire State Building, using the proceeds of the secured revolving and term credit facility;

•     repay a loan of $         that was made to one of the existing entities by certain of the investors in such entity;

•     repay a loan of $         that was made to one of the existing entities by an entity, which is controlled by and interests of which are held by Anthony E. Malkin and Peter L. Malkin, using the proceeds of the secured revolving and term credit facility; and

• apply the remaining amounts for general working capital purposes and to fund potential future acquisitions.

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 30 and other information included in this prospectus before investing in our Class A common stock.
Proposed New York Stock Exchange symbol	“ESRT”

(1)	Includes shares of our restricted Class A common stock to be granted by us concurrently with this offering to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees and shares of our Class A common stock to be issued in connection with the formation transactions. Assumes no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock. Excludes shares of our Class A common stock available for future issuance under our equity incentive plan.
(2)	Includes (i) Series PR operating partnership units owned by us and Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units not owned by us expected to be outstanding following the consummation of the formation transactions and (ii) shares of our Class B common stock expected to be outstanding following the consummation of the formation transactions. The operating partnership units may, subject to the limits in the operating partnership agreement, be exchanged for cash or, at our option, shares of our Class A common stock on a one-for-one basis generally commencing 12 months after the date of this prospectus. Shares of Class B common stock are subject to automatic conversion into an equal number of shares of our Class A common stock upon a direct or indirect transfer of Class B common stock or certain operating partnership units held by the holder of such Class B common stock to a person other than a qualified transferee (as defined in our charter).

Summary Historical and Unaudited Pro Forma Financial and Other Data

The following table sets forth summary financial and other data on (i) a combined historical basis for our predecessor beginning on page F-43 and (ii) a pro forma basis for our company giving effect to this offering and the formation transactions, the related use of proceeds thereof and the other adjustments described in the unaudited pro forma financial information beginning on page F-3. We have not presented historical information for Empire State Realty Trust, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of our company and because we believe a discussion of the results of our company would not be meaningful.

Our predecessor’s combined historical financial information includes:

•	Our predecessor’s management companies, including their asset management, leasing, administrative, construction and development operations; and

•

the real estate operations for the existing entities excluding the four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes except for our predecessor’s non-controlling interests in such properties.

You should read the following summary financial data in conjunction with our combined historical and unaudited pro forma condensed consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary historical combined balance sheet information as of December 31, 2012, 2011, 2010 and 2009 of our predecessor and summary combined statements of operations information for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 of our predecessor have been derived from the audited historical combined financial statements of our predecessor. The historical combined balance sheet information as of June 30, 2013 and combined statements of operations for the six months ended June 30, 2013 and 2012 have been derived from the unaudited combined financial statements of our predecessor. The summary historical combined balance sheet information as of December 31, 2008 have been derived from the unaudited combined financial statements of our predecessor. Our results of operations for the interim period ended June 30, 2013 are not necessarily indicative of the results that will be obtained for the full fiscal year.

Our unaudited summary pro forma condensed consolidated financial statements and operating information as of and for the six months ended June 30, 2013 and for the year ended December 31, 2012 assumes completion of this offering, the formation transactions and the other adjustments described in the unaudited pro forma financial information beginning on page F-3 as of January 1, 2012 for the operating data and as of the stated date for the balance sheet data.

Our unaudited pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Empire State Realty Trust, Inc.

Summary Financial Data

(amounts in thousands except for shares and per share data)

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma Consolidated	Historical Combined (Predecessor)		Pro Forma Consolidated	Historical Combined (Predecessor)
	2013	2013	2012	2012	2012	2011	2010	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Statement of Operations Data:
Revenue:
Rental revenue	$160,602	$88,905	$86,268	$312,306	$196,187	$198,494	$166,159	$167,556	$162,194
Tenant expense reimbursement	25,727	13,634	14,681	61,009	29,483	31,063	32,721	36,309	35,684
Third-party management and other fees	3,662	4,183	3,170	3,060	5,103	5,626	3,750	4,296	5,916
Construction revenue	12,400	12,400	8,144	18,902	18,902	47,560	27,139	15,997	56,561
Observatory income(1)(2)	44,196	—	—	92,156	—	—	—	—	—
Other income and fees	4,122	2,867	4,983	23,833	10,619	12,045	16,776	8,157	8,442

Total Revenues	250,709	121,989	117,246	511,266	260,294	294,788	246,545	232,315	268,797

Expenses
Operating expenses	62,933	25,958	28,185	138,930	55,707	57,102	60,356	58,850	55,291
Marketing, general, and administrative expenses	21,700	13,174	7,575	34,001	20,963	15,688	13,924	16,145	17,763
Observatory expenses(2)	10,723	—	—	20,709	—	—	—	—	—
Construction expenses	12,789	12,789	8,700	19,592	19,592	46,230	27,581	17,281	56,080
Formation transaction expenses	—	3,000	723	—	2,247	2845	807	—	—
Real estate taxes	34,932	15,787	14,699	65,094	30,406	29,160	27,585	28,937	24,863
Depreciation and amortization	50,737	25,267	20,877	101,118	42,690	35,513	34,041	29,327	26,838

Total Operating Expenses	193,814	95,975	80,759	379,444	171,605	186,538	164,294	150,540	180,835

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	56,895	26,014	36,487	131,822	88,689	108,250	82,251	81,775	87,962
Interest expense, net	27,659	28,911	26,488	54,156	54,394	54,746	52,264	50,738	48,664

Income (loss) from Operations before Equity in Net Income of Non-controlled Entities	29,236	(2,897)	9,999	77,666	34,295	53,504	29,987	31,037	39,298
Equity in net income of non-controlled entities(2)	—	7,898	7,586	—	14,348	3,893	15,324	10,800	13,422

Net Income	$29,236	$5,001	$17,585	$77,666	$48,643	$57,397	$45,311	$41,837	$52,720

Other Data
Funds from Operations	$79,633	$33,813	41,752	$178,080	$97,943	$99,761	$85,020	$75,458	$83,513
EBITDA	$110,843	$64,955	70,428	$236,348	$156,599	$158,647	$141,283	$129,591	$134,269
Cash flows from:
Operating activities		$44,397	$66,746		$94,353	$47,682	$73,574	$58,509	$75,410
Investing activities		$(33,420)	$(63,109)		$(108,281)	$(60,527)	$(34,837)	$(38,617)	$(13,768)
Financing activities		$18,040	$(26,077)		$(20,889)	$11,130	$(44,793)	$(5,035)	$(65,824)

(footnotes on next page)

	Six Months Ended June 30,		Year Ended December 31,
	Pro Forma Consolidated	Historical Combined (Predecessor)	Historical Combined (Predecessor)
	2013	2013	2012	2011	2010	2009	2008
	(Unaudited)						(Unaudited)
Balance Sheet Data (at period end):
Net real estate	$1,286,198	$713,900	$682,239	$632,132	$590,466	$582,904	$567,404
Total assets	$2,773,227	$1,093,773	$1,052,553	$1,004,971	$910,743	$890,598	$857,796
Notes and loans payable	$1,163,769	$1,045,494	$996,489	$939,705	$869,063	$871,636	$828,150
Total liabilities	$1,408,187	$1,123,146	$1,063,412	$1,003,677	$922,308	$908,856	$872,736
Stockholders’/owners’ equity (deficit)	$1,365,040	$(29,373)	$(10,859)	$1,294	$(11,565)	$(18,258)	$(14,940)
Total liabilities and stockholders’/owners’ equity (deficit)	$2,773,227	$1,093,773	$1,052,553	$1,004,971	$910,743	$890,598	$857,796

(1)	Observatory income includes $2,805 and $5,609 for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively, of rental revenue attributable to a retail tenant which operates the concession space in the observatory under a lease expiring in May 2020.
(2)	For the historical combined periods, our proportionate share of the revenues and expenses of the Empire State Building, including the observatory, are included in Equity in net income of non-controlled entities. Upon completion of this offering, the revenues and expenses of the Empire State Building, including the observatory, will be presented on a consolidated basis.
(3)	For a definition and reconciliation of funds from operations, or FFO, and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Funds from Operations.”
(4)	For a definition and reconciliation of earnings before interest, income tax, depreciation and amortization, or EBITDA, and a statement disclosing the reasons why our management believes that presentation of EBITDA provides useful information to investors and, to the extent material, any additional purposes for which our management uses EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-EBITDA.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all the other information contained in this prospectus, including our historical and pro forma combined financial statements and the notes thereto, before making an investment decision to purchase our Class A common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, liquidity, funds from operations, results of operations, share price, ability to service our indebtedness and ability to make cash distributions to our stockholders (including those necessary to maintain our REIT qualification) and could cause you to lose all or a significant part of your investment in our Class A common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section entitled “Forward-Looking Statements.”

Risks Related to Our Properties and Our Business

All of our properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect us.

All of our properties are located in Manhattan and the greater New York metropolitan area, in particular midtown Manhattan, as well as nearby markets in Fairfield County, Connecticut and Westchester County, New York. Seven of our 12 office properties are located in midtown Manhattan. As a result, our business is dependent on the condition of the New York City economy in general and the market for office space in midtown Manhattan in particular, which exposes us to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in the New York City economic and regulatory environment (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of our real estate portfolio and our rental revenues, and thus materially and adversely affect our ability to service current debt and to pay dividends to stockholders. According to RCG, the Manhattan vacancy rate was 9.1% as of March 31, 2013. We could also be impacted by adverse developments in the Fairfield County, Connecticut and Westchester County, New York markets. We cannot assure you that these markets will grow or that underlying real estate fundamentals will be favorable to owners and operators of office or retail properties. Our operations may also be affected if competing properties are built in either of these markets.

Adverse economic and geopolitical conditions in general and in Manhattan and the greater New York metropolitan area commercial office and retail markets in particular, could have a material adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. Our business may also be materially and adversely affected by local economic conditions, as substantially all of our revenues are derived from our properties located in Manhattan and the greater New York metropolitan area, particularly in Manhattan, Fairfield County and Westchester County. Because our portfolio consists primarily of commercial office and retail buildings (as compared to a more diversified real estate portfolio) located principally in Manhattan, if economic conditions persist or deteriorate, then our results of operations, financial condition and ability to service current debt and to make distributions to our stockholders may be materially and adversely affected by the following, among other potential conditions:

•

the financial condition of our tenants, many of which are financial, legal and other professional firms, may be adversely affected, which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or other reasons;

•

significant job losses in the financial and professional services industries have occurred and may continue to occur, which may decrease demand for our office space, causing market rental rates and property values to be impacted negatively;

•

our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from both our existing operations and our acquisition and development activities and increase our future interest expense;

•

reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;

•	reduced liquidity in debt markets and increased credit risk premiums for certain market participants may impair our ability to access capital;

•

the value and liquidity of our short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits or the institutions or assets in which we have made short-term investments, the dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors; and

•	one or more counterparties to our derivative financial instruments could default on their obligations to us, increasing the risk that we may not realize the benefits of these instruments.

These conditions may continue or worsen in the future, which could materially and adversely affect our results of operations, financial condition and ability to make distributions to our stockholders.

There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that we will achieve the results we expect from our renovation and repositioning program, which could materially and adversely affect our financial condition and results of operations.

Since we gradually gained full control of the day-to-day management of our Manhattan office properties from 2002 through 2006, we have been undertaking a comprehensive renovation and repositioning program of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. We currently intend to invest between $40.0 million and $70.0 million of additional capital through the end of 2013 on this program. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, we currently estimate that between $95.0 million and $125.0 million of capital is needed beyond 2013 to complete substantially the renovation program at the Empire State Building, which we expect to occur by the end of 2016. These estimates are based on our current budgets (which do not include tenant improvements and leasing commissions) and may be less than our actual costs. We may also experience conditions which delay or preclude program completion. In addition, we may not be able to lease available space on favorable terms or at all. Further, our renovation and repositioning program may lead to temporary increased vacancy rates at our Manhattan office properties. There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost, or that we will achieve the results we expect from our renovation and repositioning program, or that we will be able to achieve results similar to those presented in our case studies described under “Business and Properties—Renovation and Repositioning Case Studies,” which could materially and adversely affect our financial condition and results of operations.

We rely on four properties for a significant portion of our revenue.

As of June 30, 2013, four of our properties, the Empire State Building, One Grand Central Place, First Stamford Place and 250 West 57th Street, together accounted for approximately 63.4% of our portfolio’s annualized base rent, and no other property accounted for more than approximately 5.5% of our portfolio’s annualized base rent (which excludes revenues from our broadcasting licenses and related leased space). As of June 30, 2013, the Empire State Building individually accounted for approximately 32.3% of our portfolio’s annualized base rent. Our revenue and cash available for distribution to our stockholders would be materially and adversely affected if the Empire State Building, One Grand Central Place, First Stamford Place or 250 West 57th Street were materially damaged or destroyed. Additionally, our revenue and cash available for distribution to our stockholders would be materially adversely affected if a significant number of our tenants at these properties experienced a downturn in their business which may weaken their financial condition and result in their failure to make timely rental payments, defaulting under their leases or filing for bankruptcy.

We may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect our financial condition, results of operations and cash flow.

As of June 30, 2013, we had approximately 1.1 million rentable square feet of vacant office space and 69,615 rentable square feet of vacant retail space (in each case, excluding leases signed but not yet commenced). In addition, leases representing 2.7% and 4.9% of the square footage of the properties in our portfolio will expire in the remainder of 2013 (including month-to-month leases) and in 2014, respectively. Above-market rental rates at some of the properties in our portfolio may force us to renew some expiring leases or re-lease properties at lower rates. We cannot assure you expiring leases will be renewed or that our properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates of our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders would be materially and adversely affected.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, and we may experience a decline in realized rental rates from time to time, which could materially and adversely affect our financial condition, results of operations and cash flow.

Throughout this prospectus, we make certain comparisons between our in-place rents and our asking rents, and between our asking rents and average asking rents in our markets. As a result of various factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our asking rents across the properties in our portfolio. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted. In addition, depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

We are exposed to risks associated with property redevelopment and development that could materially and adversely affect our financial condition and results of operations.

We have engaged, and continue to engage, in development and redevelopment activities with respect to our Manhattan office properties. In addition, we own entitled land at the Stamford Transportation Center in Stamford, Connecticut that can support the development of an approximately 380,000 rentable square foot office building and garage. To the extent that we continue to engage in development and redevelopment activities, we will be subject to certain risks, including, without limitation:

•	the availability and pricing of financing on favorable terms or at all;

•	the availability and timely receipt of zoning and other regulatory approvals;

•

the potential for the fluctuation of occupancy rates and rents at developed properties due to a number of factors, including market and economic conditions, which may result in our investment not being profitable;

•	start up, repositioning and redevelopment costs may be higher than anticipated;

•	the cost and timely completion of construction (including risks beyond our control, such as weather or labor conditions, or material shortages);

•	the potential that we may fail to recover expenses already incurred if we abandon development or redevelopment opportunities after we begin to explore them;

•	the potential that we may expend funds on and devote management time to projects which we do not complete;

•	the inability to complete construction and leasing of a property on schedule, resulting in increased debt service expense and construction or renovation costs; and

•	the possibility that developed or redeveloped properties will be leased at below expected rental rates.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent the initiation of development and redevelopment activities or the completion of development and redevelopment activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which could materially and adversely affect us, including our financial condition, results of operations and cash flow.

To the extent there are adverse economic conditions in the real estate market and demand for office space decreases, upon expiration of leases at our properties and with respect to our current vacant space, we will be required to increase rent or other concessions to tenants, accommodate increased requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. In addition, seven of our existing properties are pre-war office properties, which may require more frequent and costly maintenance to retain existing tenants or attract new tenants than newer properties. As a result, we would have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could materially and adversely affect our financial condition, results of operations, cash flow and per share trading price of our Class A common stock. As of June 30, 2013, we had approximately 1.1 million rentable square feet of vacant office space and 69,615 rentable square feet of vacant retail space (in each case, excluding leases signed but not yet commenced), and leases representing 2.7% and 4.9% of the square footage of the properties in our portfolio will expire in the remainder of 2013 (including month-to-month leases) and in 2014, respectively.

We depend on significant tenants in our office portfolio, including LF USA, Coty, Inc., Legg Mason, Warnaco, a subsidiary of PVH Corp., and Thomson Reuters, which together represented approximately 22.2% of our total portfolio’s annualized base rent as of June 30, 2013.

As of June 30, 2013, our five largest tenants together represented 22.2% of our total portfolio’s annualized base rent. Our largest tenant is LF USA. As of June 30, 2013, LF USA leased an aggregate of 914,519 rentable square feet of office space at three of our office properties, representing approximately 10.9% of the total rentable square feet and approximately 11.4% of the annualized base rent in our portfolio. Our rental revenue depends on entering into leases with and collecting rents from tenants. General and regional economic conditions, such as the current challenging economic climate described above, may adversely affect our major tenants and potential tenants in our markets. Our major tenants may experience a material business downturn, weakening their financial condition and potentially resulting in their failure to make timely rental payments and/or a default under their leases. In many cases, we have made substantial up front investments in the applicable leases, through tenant improvement allowances and other concessions, as well as typical transaction costs (including professional fees and commissions) that we may not be able to recover. In the event of any tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the United States Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate their lease with us. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim we can make if a lease is rejected.

Our revenue and cash flow could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, or suffer a downturn in their business, default under their leases or fail to renew their leases at all or renew on terms less favorable to us than their current terms.

Competition may impede our ability to attract or retain tenants or re-let space, which could materially and adversely affect our results of operations and cash flow.

The leasing of real estate in the greater New York metropolitan area is highly competitive. The principal means of competition are rent charged, location, services provided and the nature and condition of the premises to be leased. We directly compete with all lessors and developers of similar space in the areas in which our properties are located as well as properties in other submarkets. Demand for retail space may be impacted by the recent bankruptcy of a number of retail companies and a general trend toward consolidation in the retail industry, which could adversely affect the ability of our company to attract and retain tenants. In addition, retailers at our properties face increasing competition from outlet malls, discount shopping clubs, electronic commerce, direct mail and telemarketing, which could (i) reduce rents payable to us, (ii) reduce our ability to attract and retain tenants at our properties and (iii) lead to increased vacancy rates at our properties, any of which could materially and adversely affect us.

Our office properties are concentrated in highly developed areas of midtown Manhattan and densely populated metropolitan communities in Fairfield County and Westchester County. Manhattan is the largest office market in the United States. The number of competitive office properties in the markets in which our properties are located (which may be newer or better located than our properties) could have a material adverse effect on our ability to lease office space at our properties, and on the effective rents we are able to charge.

If our tenants are unable to secure financing necessary to continue to operate their businesses and pay us rent, we could be materially and adversely affected.

Many of our tenants rely on external sources of financing to operate their businesses. The U.S. financial and credit markets continue to experience significant liquidity disruptions, resulting in the unavailability of financing for many businesses. If our tenants are unable to secure financing necessary to continue to operate their businesses, they may be unable to meet their rent obligations or be forced to declare bankruptcy and reject their leases, which could materially and adversely affect us.

Our dependence on smaller businesses to rent our office space could materially and adversely affect our cash flow and results of operations.

The majority of the tenants in our properties (measured by number of tenants as opposed to aggregate square footage) are smaller businesses that generally do not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure than large businesses. There is a current risk with these companies of a higher rate of tenant defaults, turnover and bankruptcies, which could materially and adversely affect our distributable cash flow and results of operations.

Our dependence on rental income may materially and adversely affect our profitability, our ability to meet our debt obligations and our ability to make distributions to our stockholders.

A substantial portion of our income is derived from rental income from real property. See “Business and Properties—Tenant Diversification.” As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants, or any of our major tenants (as discussed in more detail below):

•	delay lease commencements;

•	decline to extend or renew leases upon expiration;

•	fail to make rental payments when due; or

•	declare bankruptcy.

Any of these actions could result in the termination of the tenants’ leases and the loss of rental income attributable to the terminated leases. In these events, we cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability, our ability to meet debt and other financial obligations and our ability to make distributions to our stockholders.

We may not be able to control our operating costs, or our expenses may remain constant or increase, even if income from our properties decreases, causing our results of operations to be adversely affected.

Our financial results depend substantially on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays and may incur substantial legal costs. The terms of our leases may also limit our ability to charge our tenants for all or a portion of these expenses. Additionally, new properties that we may acquire or redevelop may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and principal and interest on debt associated with such properties until they are fully leased.

Our breach of or the expiration of our ground lease could materially and adversely affect our results of operations.

Our interest in one of our commercial office properties, 1350 Broadway, is a long-term leasehold of the land and the improvements, rather than a fee interest in the land and the improvements. If we are found to be in breach of this ground lease, we could lose the right to use the property. In addition, unless we purchase the underlying fee interest in this property or extend the terms of our lease for this property before expiration on terms significantly comparable to our current lease, we will lose our right to operate this property and our leasehold interest in this property upon expiration of the lease or we will continue to operate it at much lower profitability, which would significantly adversely affect our results of operations. In addition, if we are perceived to have breached the terms of this lease, the fee owner may initiate proceedings to terminate the lease. The remaining term of this long-term lease, including unilateral extension rights available to us, is approximately 37 years (expiring July 31, 2050). Annualized base rent from this property as of June 30, 2013 was approximately $18.5 million.

Pursuant to the ground lease, we, as tenant under the ground lease, perform the functions traditionally performed by owners, as landlords, with respect to our subtenants. In addition to collecting rent from our subtenants, we also maintain the property and pay expenses relating to the property. We do not have a right, pursuant to the terms of our lease or otherwise, to acquire the fee interest in this property.

We will not recognize any increase in the value of the land or improvements subject to our ground lease, and we may only receive a portion of compensation paid in any eminent domain proceeding with respect to the property, which could materially and adversely affect us.

We have no economic interest in the land or improvements at the expiration of our ground lease at 1350 Broadway and therefore we will not share in any increase in value of the land or improvements beyond the term of our ground lease, notwithstanding our capital outlay to purchase our interest in the property. Furthermore, if the state or federal government seizes the property subject to the ground lease under its eminent domain power, we may only be entitled to a portion of any compensation awarded for the seizure. In addition, if the value of the property has increased, it may be more expensive for us to renew our ground lease.

We may be unable to identify and successfully complete acquisitions and even if acquisitions are identified and completed, including potentially the option properties, we may fail to operate successfully acquired properties, which could materially and adversely affect us and impede our growth.

Our ability to identify and acquire properties on favorable terms and successfully operate or redevelop them may be exposed to the following significant risks:

•

even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction and other conditions that are not within our control, which may not be satisfied, and we may be unable to complete an acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;

•	we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all, including potentially the option properties;

•	we may spend more than budgeted to make necessary improvements or renovations to acquired properties;

•	we may not be able to obtain adequate insurance coverage for new properties;

•

acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures;

•

we may be unable to integrate quickly and efficiently new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete.

Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and adversely affect our financial condition, results of operations, cash flow and per share trading price of our Class A common stock.

Our option properties are subject to various risks and we may not be able to acquire them.

Our option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 84.0% leased as of June 30, 2013 (or 84.8% giving effect to leases signed by not yet commenced as of that date) and that encompasses approximately 743,308 rentable square feet (inclusive of the retail space on the ground, first and lower floors) and 1400 Broadway, an office property in midtown Manhattan that was 83.4% leased as of June 30, 2013 (or 91.4% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 886,099 rentable square feet (inclusive of the retail space on the ground floor). 112-122 West 34th Street and 1400 Broadway will not be contributed to us in the formation transactions due to the recently resolved litigation related to these properties. 112 West 34th Street Associates L.L.C. and 1400 Broadway Associates L.L.C., the operating lessees of our option properties, are named as defendants in actions alleging that they undertook structural modifications to 112-122 West 34th Street and 1400 Broadway, respectively, without the required consent of the owner of the land on which 112 West 34th Street and 1400 Broadway were constructed (or the ground lessee, in the case of the portion of the 112-122 West 34th Street property that is owned by our predecessor’s affiliate and has been ground leased to such ground lessee and subleased to our predecessor’s affiliate). Although we do not intend to acquire 112-122 West 34th Street or 1400 Broadway as part of the consolidation, we have entered into option agreements that allow us to acquire the interests in the option properties upon resolution of the recently resolved litigation. Our option properties are exposed to many of the same risks that may affect the other properties in our portfolio. The terms of the option agreements relating to the option properties were not determined by arm’s-length negotiations, and such terms may be less favorable to us than those that may have been obtained through negotiations with third parties. It may become economically unattractive to exercise our options with respect to the option properties. These risks could cause us to decide not to exercise our option to purchase these properties in the future.

Our predecessor’s affiliates’ interests in our option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of 112-122 West 34th Street), long-term leaseholds (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of 112-122 West 34th Street only) of the land and the improvements. The remaining terms of these long-term leases, including unilateral extension rights available to us, are approximately 64 years (expiring June 10, 2077) and approximately 51 years (expiring December 31, 2063), respectively. Even if we exercise our option to purchase the option properties, unless we purchase the underlying fee interest in these properties or extend the terms of our leases for these properties before expiration on terms significantly comparable to our current leases, we will lose our right to operate these properties and our leasehold interest in these properties upon expiration of the leases or we may extend the leases on new terms that may result in reduced profitability, which may significantly adversely affect our results of operations at that time. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash (and non-accredited investors are required to receive all cash), which may impact our ability to acquire the option properties.

Additionally, Anthony E. Malkin has a conflict of interest because he, together with the Malkin Group, controls and owns economic interests in the option properties. As a result, an exercise of such options by us could economically benefit him.

Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions, which may impede our growth.

We plan to continue to acquire properties as we are presented with attractive opportunities. We may face significant competition for acquisition opportunities in the greater New York metropolitan area with other investors, particularly private investors who can incur more leverage, and this competition may adversely affect us by subjecting us to the following risks:

•

an inability to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, commercial developers, partnerships and individual investors; and

•	an increase in the purchase price for such acquisition property, in the event we are able to acquire such desired property.

The significant competition for acquisitions of commercial office and retail properties in the greater New York metropolitan area may impede our growth.

The observatory operations at the Empire State Building are not traditional real estate operations, and competition and changes in tourist trends may subject us to additional risks, which could materially and adversely affect us.

During the six months ended June 30, 2013 and year ended December 31, 2012, we derived approximately $44.1 million and $92.2 million of revenue, respectively, from the Empire State Building’s observatory operations, representing approximately 41.2% and 40.7% of the Empire State Building’s total revenue for these periods. Demand for our observatory is highly dependent on domestic and overseas tourists. In addition, competition from observatory operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center, could have a negative impact on revenues from our observatory operations. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our stockholders.

The broadcasting operations at the Empire State Building are not traditional real estate operations, and competition and changes in the broadcasting of signals over air may subject us to additional risks, which could materially and adversely affect us.

The Empire State Building and its broadcasting mast provides radio and data communications services and supports delivery of broadcasting signals to cable and satellite systems and television and radio receivers. We license the use of the broadcasting mast to third party television and radio broadcasters. During the six months ended June 30, 2013 and the year ended December 31, 2012, we derived approximately $10.1 million and $17.1 million, respectively, of revenue from the Empire State Building’s broadcasting licenses and related leased space, representing approximately 9.5% and 9.3% of the Empire State Building’s total revenue for these periods. Competition from broadcasting operations in the planned property currently under construction at One World Trade Center and, to a lesser extent, from the existing broadcasting operations at Four Times Square, could have a negative impact on revenues from our broadcasting operations. Our broadcast television and radio licensees also face a range of competition from advances in technologies and alternative methods of content delivery in their respective industries, as well as from changes in consumer behavior driven by new technologies and methods of content delivery, which may reduce the demand for over-the-air broadcast licenses in the future. New government regulations affecting broadcasters, including the implementation of the FCC’s National Broadband Plan, or the Plan, also might materially and adversely affect our results of operations by reducing the demand for broadcast licenses. Among other things, the Plan urges Congress to make more spectrum available for wireless broadband service providers by encouraging over-the-air broadcast licensees to relinquish spectrum through a voluntary auction process, which raises many issues that could impact the broadcast industry. At this time we cannot predict whether Congress or the FCC will adopt or implement any of the Plan’s recommendations or the rule changes as proposed, or how any such actions might affect our broadcasting operations. Any of these risks might materially and adversely affect us.

Acquired properties may expose us to unknown liability, which could adversely affect our results of operations, cash flow and the market value of our securities.

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations, cash flow and the market value of our securities. Unknown liabilities with respect to acquired properties might include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	claims by tenants, vendors or other persons against the former owners of the properties;

•	liabilities incurred in the ordinary course of business; and

•	claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Turmoil in the capital and credit markets could materially and adversely affect us.

Ongoing economic conditions have negatively impacted the capital and credit markets, particularly for real estate. The capital markets have witnessed significant adverse conditions, including a substantial reduction in the availability of and access to capital. The risk premium demanded by capital suppliers has increased markedly, as they are demanding greater compensation for credit risk. Lending spreads have widened from recent levels, and underwriting standards are being tightened. In addition, recent failures and consolidations of certain financial institutions have decreased the number of potential lenders, resulting in reduced lending levels available to the market. As a result, we may not be able to obtain favorable debt financing in the future or at all. This may result in future acquisitions generating lower overall economic returns, which may adversely affect our results of operations and distributions to stockholders. Furthermore, any turmoil in the capital or credit markets could adversely impact the overall amount of capital and debt financing available to invest in real estate, which may result in decreases in price or value of real estate assets.

With the turmoil in the capital markets, an increasing number of financial institutions have sought federal assistance or failed. In the event of a failure of a lender or counterparty to a financial contract, obligations under the financial contract might not be honored and many forms of assets may be at risk and may not be fully returned to us. Should a financial institution fail to fund its committed amounts when contractually obligated to do so, our ability to meet our obligations could be materially and adversely impacted.

Should we decide at some point in the future to expand into new markets, we may not be successful, which could adversely affect our financial condition, result of operations, cash flow and trading price of our Class A common stock.

If opportunities arise, we may explore acquisitions of properties in new markets. Each of the risks applicable to our ability to acquire and integrate successfully and operate properties in our current markets is also applicable to our ability to acquire and integrate successfully and operate properties in new markets. In addition to these risks, we will not possess the same level of familiarity with the dynamics and market conditions of any new markets that we may enter, which could adversely affect the results of our expansion into those markets, and we may be unable to build a significant market share or achieve a desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could adversely affect our financial condition, results of operations, cash flow, trading price of our Class A common stock and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

Our growth depends on external sources of capital that are outside of our control, which may affect our ability to seize strategic opportunities, satisfy debt obligations and make distributions to our stockholders.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may need to rely on third-party sources to fund our capital needs. We may not be able to obtain financing on favorable terms, in the time period we desire, or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our Class A common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or redevelop properties when strategic opportunities exist, satisfy our principal and interest obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

If we are unable to sell, dispose of or refinance one or more properties in the future, we may be unable to realize our investment objectives and our business may be adversely affected.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. Return of capital and realization of gains from an investment generally will occur upon disposition or refinancing of the underlying property. In addition, the Code imposes restrictions on the ability of a REIT to dispose of properties that are not applicable to other types of real estate companies. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which our properties are located.

Our outstanding indebtedness upon completion of this offering reduces cash available for distribution and may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay dividends.

Upon completion of this offering, we anticipate our pro forma total consolidated indebtedness will be approximately $1.16 billion, and we may incur significant additional debt to finance future acquisition and redevelopment activities. We expect to obtain an $800.0 million secured revolving and term credit facility upon the closing of this offering from lenders that will include certain of the underwriters of this offering or their respective affiliates. We have obtained a commitment for $400.0 million of availability under the secured revolving and term credit facility, subject to satisfaction of certain customary conditions precedent, from the representatives of the underwriters or their respective affiliates and they have also agreed to use commercially reasonable efforts to syndicate the remainder of the facility. We expect to use this secured revolving and term credit facility to, among other things, fully repay borrowings under our existing $500.0 million term loan secured by the Empire State Building, which had a balance of $269.0 million as of June 30, 2013, fully repay a loan made to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place which was made by an entity controlled by Anthony E. Malkin and Peter L. Malkin, fund capital expenditures and tenant improvements and leasing commissions, potential acquisitions, general corporate matters and working capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering—Secured Revolving and Term Credit Facility.”

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to qualify as a REIT. Our level of debt and the limitations imposed on us by our loan documents could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•

we may default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, foreclose on the properties that secure their loans and/or take control of our properties that secure their loans and collect rents and other property income;

•

we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to make, or prohibit us from making, distributions; and

•	our default under any one of our mortgage loans with cross default provisions could result in a default on other indebtedness.

In addition, the secured revolving and term credit facility is expected to include covenants which may restrict our ability to pay dividends if we fail to meet certain tests. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering—Secured Revolving and Term Credit Facility.”

If any one of these events were to occur, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected. In addition, in connection with our debt agreements we may enter into lockbox and cash management agreements pursuant to which substantially all of the income generated by our properties will be deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our various lenders and from which cash will be distributed to us only after funding of improvement, leasing and maintenance reserves and the payment of principal and interest on our debt, insurance, taxes, operating expenses and extraordinary capital expenditures and leasing expenses. As a result, we may be forced to borrow additional funds in order to make distributions to our stockholders (including, potentially, to make distributions necessary to allow us to qualify as a REIT). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “—Consolidated Indebtedness to be Outstanding After This Offering.”

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the distribution requirements applicable to REITs under the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our agreements with certain continuing investors with respect to sales of certain properties, and obligate us to make certain levels of indebtedness available for them to guarantee which, among other things, allows them to defer the recognition of gain in connection with the formation transactions.

High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent we are unable to refinance the properties when the loans become due, we will have fewer debt guarantee opportunities available to offer under our tax protection agreement. If we are unable to offer certain guarantee opportunities to the parties to the tax protection agreement, or otherwise are unable to allocate sufficient liabilities of our operating partnership to those parties, it could trigger an indemnification obligation of our company under the tax protection agreement.

Some of our financing arrangements involve balloon payment obligations, which may adversely affect our ability to make distributions.

Upon completion of this offering, we will have pro forma total debt outstanding of approximately $1.16 billion, with a weighted average interest rate of 5.04%, a weighted average maturity of 3.5 years and 72.6% of which is fixed-rate indebtedness. Additionally, we expect to have approximately $549.7 million of available borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances). Upon completion of this offering and the formation transactions, we will have, on a pro forma basis, no debt maturing in the remainder of 2013 and approximately $198.4 million maturing in 2014. As of June 30,

2013, we had 23 mortgage loans outstanding secured by 16 of our properties. As of June 30, 2013, these loans had an aggregate estimated principal balance at maturity of approximately $1.1 billion with maturity dates ranging from February 2014 through April 2018. Some of our financing arrangements require us to make a lump-sum or “balloon” payment at maturity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering” for a description of the estimated principal balances at maturity, including lump-sum or “balloon” payments, of our indebtedness. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to make distributions necessary to meet the distribution requirements applicable to REITs under the Code.

Our degree of leverage and the lack of a limitation on the amount of indebtedness we may incur could materially and adversely affect us.

Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Upon completion of this offering and on a pro forma basis for the year ended December 31, 2012, we had a debt-to-EBITDA ratio of approximately 4.72x and our debt represented     % of enterprise value. For the year ended December 31, 2012, our pro forma EBITDA and pro forma net income, the most comparable GAAP measure, were approximately $236.3 million and $77.7 million, respectively. Any changes that increase our debt-to-EBITDA could be viewed negatively by investors. As a result, our stock price could decrease. We also consider factors other than debt-to-EBITDA in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties and our business as a whole to generate cash flow to cover expected debt service.

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. If we become more leveraged in the future, the resulting increase in debt service requirements could cause us to default on our obligations, which could materially and adversely affect us.

Our tax protection agreement could limit our ability either to sell certain properties or to engage in a strategic transaction, or to reduce our level of indebtedness, which could materially and adversely affect us.

In connection with the formation transactions, we intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance, or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 2.8% of the total consideration to be issued in the consolidation) to be acquired by the operating partnership in the consolidation for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both Peter L. Malkin and Isabel W. Malkin who are 79 and 76 years old, respectively, for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by those properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. If we were to trigger our tax indemnification obligations under these agreements, we would be required to pay damages for the resulting tax consequences to the Malkin Group, and we have acknowledged that a calculation of damages will not be based on the time value of money or the time remaining within the restricted period. Moreover, these obligations may restrict our ability to engage in a strategic transaction. In addition, these obligations may require us to maintain more or different indebtedness than we would otherwise require for our business. See “Certain Relationships and Related Transactions—Tax Protection Agreement.” Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (based on current tax rates and the valuations of our assets as determined by the independent valuer, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $119.6 million.

The continuing threat of a terrorist event may materially and adversely affect our properties, their value and our ability to generate cash flow.

There may be a decrease in demand for space in Manhattan and the greater New York metropolitan area because it is considered at risk for a future terrorist event, and this decrease may reduce our revenues from property rentals. In the aftermath of a terrorist event, tenants in Manhattan and the greater New York metropolitan area may choose to relocate their businesses to less populated, lower-profile areas of the United States that are not as likely to be targets of future terrorist activity. This in turn could trigger a decrease in the demand for space in Manhattan and the greater New York metropolitan area, which could increase vacancies in our properties and force us to lease our properties on less favorable terms. Further, certain of our properties, including the Empire State Building, may be considered to be susceptible to increased risks of a future terrorist event due to the high-profile nature of the property. In addition, a terrorist event could cause insurance premiums at certain of our properties to increase significantly. As a result, the value of our properties and the level of our revenues could materially decline.

Potential losses such as those from adverse weather conditions, natural disasters, terrorist events and title claims, may not be fully covered by our insurance policies, and such losses could materially and adversely affect us.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions, terrorist events and natural disasters that could cause significant damage to the properties in our portfolio. Our insurance may not be adequate to cover business interruption or losses resulting from such events. In addition, our insurance policies include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions, terrorist events and natural disasters. We may discontinue certain insurance coverage on some or all of our properties in the future if the cost of premiums for any of these policies in our judgment exceeds the value of the coverage discounted for the risk of loss.

We carry comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance covering all of our Manhattan properties and our greater New York metropolitan area properties under a blanket policy. We carry additional all-risk property and business insurance, which includes terrorism insurance, on the Empire State Building through ESB Captive Insurance Company L.L.C., or ESB Captive Insurance, our wholly owned captive insurance company. ESB Captive Insurance covers terrorism insurance for $700 million in losses in excess of $800 million per occurrence suffered by the Empire State Building, providing us with aggregate terrorism coverage of $1.5 billion. ESB Captive Insurance fully reinsures the 15% coinsurance under the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIPRA) and the difference between the TRIPRA captive deductible and policy deductible of $25,000 for non-Nuclear, Biological, Chemical and

Radiological exposures. As a result, we remain only liable for the 15% coinsurance under TRIPRA for Nuclear, Biological, Chemical and Radiological (NBCR) exposures, as well as a deductible equal to 20% of the prior year’s premium, which premium was approximately $365,000 in 2012. As long as we own ESB Captive Insurance, we are responsible for its liquidity and capital resources, and its accounts are part of our consolidated financial statements. If we experience a loss and our captive insurance company is required to pay under its insurance policy, we would ultimately record the loss to the extent of its required payment.

Furthermore, we do not carry insurance for certain losses, including, but not limited to, losses caused by war. In addition, while our title insurance policies insure for the current aggregate market value of our portfolio, we do not intend to increase our title insurance policies as the market value of our portfolio increases. As a result, we may not have sufficient coverage against all losses that we may experience, including from adverse title claims.

If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

In addition, certain of our properties could not be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

TRIA, which was enacted in November 2002, was renewed on December 31, 2007. Congress extended TRIA, now called TRIPRA (Terrorism Risk Insurance Program Reauthorization Act of 2007) until December 31, 2014. There is no assurance that TRIPRA will be extended. The law extends the federal Terrorism Risk Insurance Program that requires insurance companies to offer terrorism coverage and provides for compensation for insured losses resulting from acts of foreign and domestic terrorism. Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), ground leases and our secured term loan, contain customary covenants requiring us to maintain insurance, including TRIPRA insurance. While we do not believe it will be likely, there can be no assurance that the lenders or ground lessors under these instruments will not take the position that a total or partial exclusion from “all-risk” insurance coverage for losses due to terrorist acts is a breach of these debt and ground lease instruments that allows the lenders or ground lessors to declare an event of default and accelerate repayment of debt or recapture of ground lease positions for those properties in our portfolio which are not insured against terrorist events. In addition, if lenders insist on full coverage for these risks and prevail in asserting that we are required to maintain such coverage, it could result in substantially higher insurance premiums.

Certain mortgages on our properties contain requirements concerning the financial ratings of the insurers who provide policies covering the property. We provide the lenders on a regular basis with the identity of the insurance companies in our insurance programs. While the ratings of our insurers currently satisfy the rating requirements in some of our loan agreements, in the future, we may be unable to obtain insurance with insurers which satisfy the rating requirements which could give rise to an event of default under such loan agreements. Additionally, in the future our ability to obtain debt financing secured by individual properties, or the terms of such financing, may be adversely affected if lenders generally insist on ratings for insurers which are difficult to obtain or which result in a commercially unreasonable premium.

We may become subject to liability relating to environmental and health and safety matters, which could have a material and adverse effect on us.

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. For example, our property at 69-97 Main Street is subject to an Environmental Land Use Restriction that imposes certain restrictions on the use, occupancy and activities of the affected land beneath the property. This restriction may prevent us from conducting certain renovation activities at the property, which may adversely affect its resale value and may adversely affect our ability to finance or refinance this property. See “Business and Properties—Regulation—Environmental Matters.”

Some of our properties are adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. In addition, some of our properties have previously been used by former owners or tenants for commercial or industrial activities, e.g., gas stations and dry cleaners, and a portion of the Metro Tower site is currently used for automobile parking and fuelling, that may release petroleum products or other hazardous or toxic substances at such properties or to surrounding properties.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of releases of ACM into the environment.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our stockholders or that such costs, liabilities, or other remedial measures will not have a material adverse effect on our financial condition and results of operations.

Potential environmental liabilities may exceed our environmental insurance coverage limits, which could have a material and adverse effect on us.

We carry environmental insurance to cover certain potential environmental liabilities associated with pollution conditions at certain of our properties. We cannot assure you, however, that our insurance coverage will be sufficient or that our liability will not have a material adverse effect on our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

We may experience a decline in the fair value of our assets, which may have a material impact on our financial condition, liquidity and results of operations and adversely impact our stock price.

A decline in the fair market value of our assets may require us to recognize an other-than-temporary impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale.

Failure to hedge interest rates effectively could have a material and adverse effect on us.

Subject to our qualification as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our initial obligation under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

When a hedging agreement is required under the terms of a mortgage loan it is often a condition that the hedge counterparty maintains a specified credit rating. With the current volatility in the financial markets, there is an increased risk that hedge counterparties could have their credit rating downgraded to a level that would not be acceptable under the loan provisions. If we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with acceptable credit rating, we could be in default under the loan and the lender could seize that property through foreclosure.

As a general contractor, Malkin Construction, our wholly-owned subsidiary, is subject to the various risks associated with construction that could have a material adverse effect on our business and results of operations.

As a general contractor, Malkin Construction, our wholly-owned subsidiary, is subject to the various risks associated with construction (including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference) that could cause construction delays. We are subject to the risk that we will be unable to complete construction at budgeted costs or be unable to fund any excess construction costs, which could have a material adverse effect on our business and results of operations.

We may incur significant costs complying with the ADA and similar laws, which could adversely affect our financial condition, results of operations, cash flow and per share trading price of our Class A common stock.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. We have not conducted a recent audit or investigation of all of our properties to determine our compliance with the ADA. If one or more of the properties in our portfolio is not in compliance with the ADA, we would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other legislation, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flows.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. In particular, our portfolio of properties may be reassessed as a result of this offering. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our financial condition, results of operations, cash flows, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

We may become subject to litigation, which could have a material and adverse effect on our financial condition, results of operations, cash flow and per share trading price of our Class A common stock.

In the future we may become subject to litigation, including claims relating to our operations, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our Class A common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

There is currently litigation pending, and the potential for additional litigation, associated with the consolidation. We may incur costs from these litigations.

In March 2012, five putative class actions, or the Class Actions, were filed in New York State Supreme Court, New York County by investors in certain of the existing entities (on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012). The plaintiffs asserted claims against our predecessor’s management companies, Anthony E. Malkin, Peter L. Malkin, the Helmsley estate, our operating partnership and us for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty. They alleged, among other things, that the terms of the transaction and the process by which it was structured (including the valuation that was employed) are unfair to the investors in the existing entities, the consolidation provides excessive benefits to the supervisor and its affiliates and the then-draft prospectus/consent solicitation statement filed with the SEC failed to make adequate disclosure to permit a fully-informed decision about the consolidation. The complaints sought money damages and injunctive relief preventing the consolidation. The Class Actions were consolidated and co-lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012.

The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions. The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs. The payment in settlement of the Class Actions will be made by the Helmsley estate and affiliates of the supervisor (provided that none of the supervisor’s affiliates that would become our direct or indirect subsidiary in the consolidation will have any liability for such payment) and certain investors in the private existing entities who agree to contribute. We will not bear any of the settlement payment. For a description of the terms of the settlement, see “Business and Properties—Legal Proceedings.”

On January 18, 2013, the parties jointly moved for preliminary approval of the settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing. On January 28, 2013, six of the investors in Empire State Building Associates L.L.C., one of the existing entities, filed an objection to preliminary approval, and cross-moved to intervene in the action and for permission to file a separate complaint on behalf of the investors in Empire State Building Associates L.L.C. On February 21, 2013, the court denied the cross motion of such objecting investors, and the court denied permission for such objecting investors to file a separate complaint as part of the Class Actions, but permitted them to file a brief solely to support their allegation that the buyout would deprive non-consenting investors in Empire State Building Associates L.L.C. of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting investors’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in the supervisor’s favor, holding that such buyout provisions are legally binding and enforceable and that investors do not have the rights they claimed under the New York Limited Liability Company Law.

On May 2, 2013, the court held a hearing regarding final approval of the Class Actions settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are investors in all of the public existing entities and private existing entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or this offering. The settlement will not become final until resolution of any appeal.

Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15.0 million in fees and $295,895 in expenses, which the court reduced to $11.59 million in fees and $265,282 in expenses (which are included within the $55 million settlement payment).

The investors who challenged the buyout provision filed a notice of appeal of the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, the supervisor filed its brief in opposition to the motion for the stay. On June 18, 2013, the appellate court denied the motion for the stay. On July 16, 2013, these investors filed their brief and other supporting papers on their appeal of the April 30, 2013 decision, which are required to perfect the appeal.

In addition, on June 20, 2013, these same investors filed additional notices of appeal from the trial court’s rulings in the Class Actions. These notices of appeal related to (i) the order entered February 22, 2013 granting preliminary approval of the Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf of Empire State Building Associates L.L.C. investors; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Class Action settlement; (v) the Final Judgment and Order entered May 17, 2013; (vi) the order entered May 17, 2013 approving the Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs.

Any decision on the appeal on the New York Limited Liability Law issue could take many months. We cannot predict the timing or outcome of an appeal process or any related relief, if such appeal were successful. If the court’s decision were reversed by the appellate court, there is a risk that it could have a material adverse effect on us, which could take the form of monetary damages or other equitable relief, and the court could order some or all of the relief that the objecting investors have requested, as described above. Although there can be no assurance, we believe that the trial court’s decision was correct, that it will be upheld on appeal.

As noted, class members who objected to the Class Action settlement filed notices of appeal from the court’s decision to approve the Stipulation of Settlement. As a result, we may incur costs associated with defending any such appeal or paying any judgment if we lose. We cannot predict the timing or outcome of an appeal. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on us, including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, we believe that the trial court’s decision was correct, and that it will be upheld on appeal.

Additionally, there is a risk that other third parties will assert claims against us or the supervisor, including, without limitation, that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against us or the supervisor. As a result, we may incur costs associated with defending or settling such litigation or paying any judgment if we lose.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which would restrict our ability to dispose of our interest in the joint venture. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity including at an unfavorable price. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, in any weakened credit market, the refinancing of such debt may require equity capital calls.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules for certain aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in the preparation of our financial statements and the delivery of this information to our stockholders. Furthermore, changes in accounting rules or in our accounting assumptions and/or judgments, such as asset impairments, could materially impact our financial statements. Under any of these circumstances, we could be materially and adversely affected.

We may incur significant costs complying with various regulatory requirements, which could materially and adversely affect our financial performance.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. In addition, existing requirements could change and future requirements might require us to make significant unanticipated expenditures, which materially and adversely affect our financial performance.

Risks Related to Our Organization and Structure

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions, and the consideration given by us in exchange for them may exceed their fair market value.

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions. In addition, the value of the shares of our common stock, and the operating partnership units that we will issue in exchange for contributed property interests and other assets will increase or decrease if our Class A common stock price increases or decreases. The initial public offering price of shares of our Class A common stock will be determined in consultation with the underwriters. The aggregate historical combined net tangible book value of our predecessor to be contributed to us was a deficit of approximately $(126.3) million as of June 30, 2013. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, our value, represented by the initial public offering price of shares of our Class A common stock, may exceed the fair market value of our individual properties.

Holders of operating partnership units that acquire shares of our Class B common stock will have a significant vote in matters submitted to a vote of our stockholders.

The continuing investors that had the option to receive operating partnership units at the time of the election of consideration in the formation transactions had an option to elect to receive one share of our Class B common stock instead of one operating partnership unit for every 50 operating partnership units such continuing investor would otherwise receive in the consolidation. Each outstanding share of Class B common stock entitles the holder thereof to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors. Holders of our Class B common stock will be entitled to share equally, on a per share basis, in all distributions payable with respect to shares of our Class A common stock. Holders of our Class B common stock may have interests that differ from those holders of our Class A common stock, including by reason of their interest in our operating partnership, and may accordingly vote as a stockholder in ways that may not be consistent with the interests of holders of our Class A common stock. This significant voting influence over certain matters may have the effect of delaying, preventing or deterring a change of control of our company, or could deprive holders of our Class A common stock of an opportunity to receive a premium for their Class A common stock as part of a sale of our company.

We may assume unknown liabilities in connection with the formation transactions, which, if significant, could materially and adversely affect our business.

As part of the formation transactions, we (through our operating partnership) will acquire the properties and assets of our predecessor and certain other assets, subject to existing liabilities, some of which may be unknown at the time this offering is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with such entities prior to this offering (that had not been asserted or threatened prior to this offering), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. As part of the formation transactions, Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations subject to a $1,000,000 deductible and a cap of $25,000,000. Because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse against Anthony E. Malkin, Scott D. Malkin or Cynthia M. Blumenthal for such liabilities. In addition, we have agreed to indemnify our senior management team and certain members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such for certain claims. Any unknown or unquantifiable liabilities that we assume in connection with the formation transactions for which we have no or limited recourse could materially and adversely affect us. See “—We may become subject to liability relating to environmental and health and safety matters, which could have a material and adverse effect on us” as to the possibility of undisclosed environmental conditions potentially affecting the value of the properties in our portfolio.

The departure of any of our key personnel could materially and adversely affect us.

Our success depends on the efforts of key personnel, particularly Anthony E. Malkin, our Chairman, Chief Executive Officer and President. Among the reasons Anthony E. Malkin is important to our success is that he has a national industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. He has led the acquisition, operating and repositioning of our assets for the last two decades. If we lost his services, our external relationships and internal leadership resources would be materially diminished.

Other members of our senior management team also have strong industry reputations and experience, which aid us in attracting, identifying and exploiting opportunities. The loss of the services of one or more members of our senior management team, particularly Anthony E. Malkin, could have a material and adverse impact on us.

Tax consequences to holders of operating partnership units upon a sale or refinancing of our properties may cause the interests of certain members of our senior management team to differ from your own.

As a result of the unrealized built-in gain attributable to a property at the time of contribution, some holders of operating partnership units, including Anthony E. Malkin and Peter L. Malkin, may suffer different and more adverse tax consequences than holders of our Class A common stock upon the sale or refinancing of the properties owned by our operating partnership, including disproportionately greater allocations of items of taxable income and gain upon a realization event. As those holders will not receive a correspondingly greater distribution of cash proceeds, they may have different objectives regarding the appropriate pricing, timing and other material terms of any sale or refinancing of certain properties, or whether to sell or refinance such properties at all. As a result, the effect of certain transactions on Anthony E. Malkin and Peter L. Malkin may influence their decisions affecting these properties and may cause such members of our senior management team to attempt to delay, defer or prevent a transaction that might otherwise be in the best interests of our other stockholders. In connection with the formation transactions, we intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance, or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 2.8% of the total consideration to be issued in the consolidation) to be acquired by the operating partnership in the consolidation for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both Peter L. Malkin and Isabel W. Malkin who are 79 and 76 years old, respectively, for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by those properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (based on current tax rates and the valuations of our assets as determined by the independent valuer, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $119.6 million. As a result of entering into the tax protection agreement, Anthony E. Malkin and Peter L. Malkin may have an incentive to cause us to enter into transactions from which they may personally benefit.

Our Chairman, Chief Executive Officer and President has outside business interests that will take his time and attention away from us, which could materially and adversely affect us.

Our Chairman, Chief Executive Officer and President will continue to own interests in the excluded properties, excluded businesses and option properties that are not being contributed to us in the formation transactions, some of which will be managed by our company and certain non-real estate family investments. In some cases, Anthony E. Malkin or his affiliates will have certain management and fiduciary obligations that may conflict with such person’s responsibilities as an officer or director of our company and may adversely affect our operations. Anthony E. Malkin will devote a majority of his business time and attention to our business and, under his employment agreement, he may also devote time to the excluded properties, option properties, the excluded businesses and certain family investments to the extent that such activities do not materially interfere with the performance of his duties to us.

Certain members of our senior management team exercised significant influence with respect to the terms of the formation transactions, including the economic benefits they will receive, as a result of which the consideration given by us may exceed the fair market value of the properties.

We did not conduct arm’s-length negotiations with the continuing investors that are members of our senior management team with respect to all of the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team had the ability to influence the type and level of benefits that they and our other officers will receive from us. In addition, certain members of our senior management team had substantial pre-existing ownership interests in our predecessor and will receive substantial economic benefits as a result of the formation transactions. As a result, the terms of the formation transactions may not be as favorable to us as if they were negotiated at arm’s-length.

The terms of the option agreements relating to the option properties also were not determined by arm’s-length negotiations, and such terms may be less favorable to us than those that may have been obtained through negotiations with third parties.

We may pursue less vigorous enforcement of terms of the formation transaction agreements because of conflicts of interest with certain members of our senior management team, which could have a material adverse effect on our business.

Certain members of our senior management team have ownership interests in our predecessor that we will acquire in the formation transactions upon completion of this offering. As part of the formation transactions, Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, have entered into agreements with us, pursuant to which they made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations and warranties subject to a $1,000,000 deductible and a cap of $25,000,000. Such indemnification is limited, however, and we are not entitled to any other indemnification in connection with the formation transactions. See “—We may assume unknown liabilities in connection with the formation transactions, which, if significant, could materially and adversely affect our business” above. In addition, we expect that Anthony E. Malkin will enter into an employment agreement with us pursuant to which he will agree, among other things, not to engage in certain business activities in competition with us (both during, and for a period of time following, his employment with us). See “Management—Employment Agreement.” We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with our executive officers given their significant knowledge of our business, relationships with our customers and significant equity ownership in us, and this could have a material adverse effect on our business.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interest.

Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action. As a result, we and our stockholders may have limited rights against our present and former directors and officers, as well as persons who served as members, managers, shareholders, directors, partners, officers, controlling persons certain agents of our predecessor, which could limit your recourse in the event of actions not in your best interest. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of operating partnership units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner in our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company.

Additionally, the partnership agreement provides that we and our directors and officers will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we, or such director or officer acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify its directors and officers, us and our directors and officers and authorizes our operating partnership to indemnify present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor and authorizes us to indemnify members, partners, employees and agents of us or our predecessor, in each case for actions taken by them in those capacities from and against any and all claims that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful. No reported decision of a Delaware appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

Under his employment agreement, Anthony E. Malkin will have certain rights to terminate his employment and receive severance in connection with a change of control of our company, which may adversely affect us.

In connection with this offering, we intend to enter into an employment agreement with Anthony E. Malkin. Although this agreement has not yet been negotiated, we expect it will provide for termination payments in connection with a change of control if Mr. Malkin is terminated by us without cause or leaves with good reason within a specified period of time either before or following a change of control (as defined in our equity incentive plan). Furthermore, these provisions could delay or prevent a transaction or a change in control that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders. See “Management—Employment Agreement” for further details about the terms of this employment agreement.

We could increase or decrease the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval, which could prevent a change in our control and negatively affect the market value of our shares.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Securities—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock and—Power to Reclassify Our Unissued Shares of Stock.” As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Any such issuance could dilute our existing stockholders’ interests.

Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Our operating partnership may issue additional operating partnership units without the consent of our stockholders, which could have a dilutive effect on our stockholders.

Our operating partnership may issue additional operating partnership units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of our common stock.

Our operating performance and value are subject to risks associated with real estate assets and the real estate industry, the occurrence of which could materially and adversely affect us.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for distributions, as well as the value of our properties. These events include, but are not limited to:

•	adverse changes in international, national, regional or local economic and demographic conditions;

•

vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

•	adverse changes in market rental rates, particularly as our buildings age, and our ability to fund repair and maintenance costs;

•	adverse changes in financial conditions of buyers, sellers and tenants of properties;

•	our inability to collect rent and expense reimbursements from tenants;

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	the introduction of a competitor’s property in or in close proximity to one of our current submarkets in the greater New York metropolitan area;

•	reductions in the level of demand for office or retail space, and changes in the relative popularity of properties;

•	increases in the supply of office or retail space;

•	opposition from local community or political groups with respect to the construction or operations at a property;

•	our inability to provide effective and efficient management and maintenance at our properties;

•	our inability to provide effective management to the excluded properties for which we will be designated as the exclusive manager upon the completion of this offering;

•	the investigation, removal or remediation of hazardous materials or toxic substances at a property;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of properties, to obtain financing on favorable terms or at all;

•

increases in expenses, including, without limitation, insurance costs, labor costs, energy prices, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies, which we may be restricted in passing on to our tenants;

•	civil disturbances, hurricanes and other natural disasters, or terrorist acts or acts of war, which may result in uninsured or underinsured losses; and

•

changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the ADA.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults among our existing leases. If we cannot operate our properties to meet our financial expectations, our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected. There can be no assurance that we can achieve our return objectives.

We have no operating history as a REIT or as a publicly-traded company, and our inexperience could materially and adversely affect us.

We have no operating history as a REIT or as a publicly-traded company. Our board of directors and senior management team will have overall responsibility for our management and, while certain members of our senior management team and directors have extensive experience in real estate marketing, development, management, finance and law, none of our directors or members of our senior management team have prior experience in operating a business in accordance with the requirements under the Code applicable to REITs or in operating a public company. As a publicly-traded REIT, we will be required to develop and implement substantial control systems, policies and procedures in order to maintain our REIT qualification and satisfy our periodic SEC reporting and New York Stock Exchange, or NYSE, listing requirements. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a REIT or as a public company, and the loss of such status would materially and adversely affect us.

Certain provisions of Maryland law could inhibit changes in control of our company, which could negatively affect the market price of our shares.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. Among other things, we are subject to the “business combination,” “control share acquisition” and “unsolicited takeover” provisions of the MGCL. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions or provisions will not be amended or eliminated at any time in the future. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on operating partnership units;

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our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving us under specified circumstances.

Our charter, bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Removal of Directors,” “—Control Share Acquisitions,” “—Advance Notice of Director Nominations and New Business” and “Description of the Partnership Agreement of Empire State Realty OP, L.P.”

Our charter contains stock ownership limits, which may delay or prevent a change of control.

In order for us to qualify as a REIT for each taxable year commencing with our taxable year ending December 31, 2013, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist us in complying with these limitations, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our capital stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. For further details regarding stock ownership limits, see “Description of Securities—Restrictions on Ownership and Transfer.”

Our charter’s constructive ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. Our charter also provides that any attempt to own or transfer shares of our common stock or preferred stock (if and when issued) in excess of the stock ownership limits without the consent of our board of directors or in a manner that would cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being deemed to be transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of our shares, any such transfer of our shares will be null and void.

The concentration of our voting power may adversely affect the ability of new investors to influence our policies.

Upon the consummation of this offering and the formation transactions, Anthony E. Malkin, our Chairman, Chief Executive Officer and President, together with the Malkin Group, will have the right to vote              shares of our common stock, which will represent approximately     % of the voting power of our outstanding common stock (assuming that each investor in the public existing entities elects to receive Class A common stock, Class B common stock and operating partnership units in the same proportion as investors (other than the Malkin Group and the Helmsley estate) in the private entities). Consequently, Mr. Malkin will have the ability to influence the outcome of matters presented to our stockholders, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers and the determination of our day-to-day corporate and management policies. Therefore, Mr. Malkin will have substantial influence over us and could exercise influence in a manner that is not in the best interests of our other stockholders. This concentration of voting power might also have the effect of delaying or preventing a change of control that our stockholders may view as beneficial.

Our board of directors may change our strategies, policies or procedures without stockholder consent, which may subject us to different and more significant risks in the future.

Our investment, financing, leverage and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of the board of directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business and growth. In addition, the board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flow, per share trading price of our Class A common stock and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

Our board of directors has approved very broad investment guidelines for our company and will not review or approve each investment decision made by our senior management team.

Our senior management team is authorized to follow broad investment guidelines and, therefore, has great latitude in determining the types of assets that are proper investments for us, as well as the individual investment decisions. Our senior management team may make investments with lower rates of return than those anticipated under current market conditions and/or may make investments with greater risks to achieve those anticipated returns. Our board of directors will not review or approve each proposed investment by our senior management team.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on us.

In the past, we have reported our results to investors in the existing entities on a property-by-property basis, and we have not separately reported audited results for our predecessor. In addition, we were not required to report our results on a GAAP basis. In connection with our operation as a public company, we will be required to report our operations on a consolidated basis under GAAP and, in some cases, on a property-by-property basis. We are in the process of implementing an internal audit function and modifying our company-wide systems and procedures in a number of areas to enable us to report on a consolidated basis under GAAP as we continue the process of integrating the financial reporting of our predecessor. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting and have our independent auditors issue their own opinion on our internal control over financial reporting. If we fail to implement proper overall business controls, including as required to integrate the systems and procedures of our predecessor and support our growth, our results of operations could be harmed or we could fail to meet our reporting obligations. In addition, the existence of a material weakness or significant deficiency could result in errors in our financial statements that could require a restatement, cause us to fail to meet our public company reporting obligations and cause investors to lose confidence in our reported financial information, which could have a material adverse effect on us.

Risks Related to This Offering

There has been no public market for our Class A common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the market price of shares of our Class A common stock and make it difficult for investors to sell their shares.

Prior to this offering, there has been no public market for our Class A common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our Class A common stock will be resold at or above the initial public offering price. The initial public offering price of shares of our Class A common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our Class A common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our Class A common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Class A common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The stock markets, including the NYSE on which we intend to list shares of our Class A common stock, have from time to time experienced significant price and volume fluctuations. As a result, the market price of shares of our Class A common stock may be similarly volatile, and investors in shares of our Class A common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of shares of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our quarterly operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us, the office or retail real estate sectors, office or retail tenants or the real estate industry;

•	increases in market interest rates, which may lead investors to demand a higher distribution yield for shares of our common stock, and would result in increased interest expenses on our debt;

•	actual or anticipated changes in our and our tenants’ businesses or prospects;

•	the current state of the credit and capital markets, and our ability and the ability of our tenants to obtain financing;

•	additions and departures of key personnel;

•	increased competition in the commercial office and retail real estate business in our markets;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	actions by institutional stockholders;

•	equity issuances by us (including the issuances of operating partnership units), or common stock resales by our stockholders, or the perception that such issuances or resales may occur;

•	the trading and market price of the operating partnership units issued to continuing investors in the public existing entities;

•	actual, potential or perceived accounting problems;

•	changes in accounting principles;

•	failure to qualify as a REIT;

•	terrorist acts, natural or man-made disasters or threatened or actual armed conflicts; and

•	general market and local, regional and national economic conditions, particularly in the Manhattan and greater New York metropolitan area, including factors unrelated to our performance.

No assurance can be given that the market price of shares of our Class A common stock will not fluctuate or decline significantly in the future or that holders of shares of our common stock will be able to sell their shares when desired on favorable terms, or at all. From time to time in the past, securities class action litigation has been instituted against companies following periods of extreme volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Initial estimated cash available for distribution may not be sufficient to make distributions at expected levels.

We intend to make distributions to holders of shares of our common stock and holders of operating partnership units. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. All dividends and distributions will be made at the discretion of our board of directors and will depend on our earnings, financial condition, maintenance of REIT qualification and other factors as our board of directors may deem relevant from time to time. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital or to borrow to provide funds for such distribution, or to reduce the amount of such distribution. See “Distribution Policy.” However, we currently have no intention to use the net proceeds from this offering to make distributions. We cannot assure you that our estimated distributions will be made or sustained. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations.

You will experience immediate and substantial dilution from the purchase of the shares of Class A common stock sold in this offering.

As of June 30, 2013, the aggregate historical combined net tangible book value of our predecessor was a deficit of approximately $(126.3) million, or $         per share of our common stock held by our continuing investors, assuming the exchange of operating partnership units for shares of our Class A common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the consummation of this offering and the formation transactions will be less than the initial public offering price. The purchasers of shares of our Class A common stock offered hereby will experience immediate and substantial dilution of $         per share in the pro forma net tangible book value per share of our common stock, based on the mid-point of the range set forth on the cover page of this prospectus.

The market price of shares of our Class A common stock could be adversely affected by our level of cash distributions.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our Class A common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our Class A common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our Class A common stock.

Increases in market interest rates may result in a decrease in the value of our Class A common stock.

One of the factors that will influence the price of our Class A common stock will be the dividend yield on the Class A common stock (as a percentage of the price of our Class A common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our Class A common stock to go down.

The number of shares and operating partnership units available for future sale could adversely affect the market price of our Class A common stock.

We cannot predict whether future issuances of shares of our Class A common stock or operating partnership units or the availability of shares for resale in the open market will decrease the market price per share of our Class A common stock. Upon completion of this offering and the formation transactions, our directors and officers, and the continuing investors, will beneficially own              shares of our outstanding common stock on a fully diluted basis. Based on the assumptions set forth herein, we expect the Helmsley estate will hold approximately     % of our outstanding common stock upon the completion of this offering. Under the terms of the registration rights agreement, the continuing investors, including the Malkin Group and the Helmsley estate, will receive rights to have shares of common stock held by them registered for resale under the Securities Act and the Malkin Group and the Helmsley estate will have rights to demand underwritten offerings with respect to such resales. As a result, these continuing investors (other than the Malkin Group and members of our senior management team), pursuant to the terms of their lock-up agreements, will be able to freely sell 50% of the shares of common stock or securities convertible or exchangeable into common stock (including the operating partnership units) held by them beginning 180 days after the date of this prospectus and 100% of the shares of common stock or securities convertible or exchangeable into common stock (including the operating partnership units) held by them beginning one year after the date of this prospectus (subject to an early release from the lock-up as described under “Shares Eligible for Future Sale-Lock-up Agreements and other Contractual Restrictions on Resale”). The Malkin Group, pursuant to its lock-up agreement, will be able to freely sell 100% of the shares of common stock held by it beginning one year after the date of this prospectus. Although the Helmsley estate has advised us that it currently expects to sell a significant portion of its common stock as soon as market and other conditions permit following expiration of the lock-up period, any such sales will be solely within the discretion of the Helmsley estate and it may elect to hold all or any portion of its common stock indefinitely. Each of our officers and directors may sell the shares of our common stock that they acquire in the formation transactions or are granted in connection with this offering at any time following the expiration of the lock-up periods for such shares, which expire one year after the date of this prospectus, or earlier with the prior written consent of the representatives. We may also issue shares of common stock or operating partnership units in connection with future property, portfolio or business acquisitions. Sales of substantial amounts of shares of our Class A common stock (including shares of our Class A common stock issued pursuant to our equity incentive plan) or operating partnership units in the public market, or upon exchange of operating partnership units, or the perception that such sales might occur could adversely affect the market price of the shares of our Class A common stock. This potential adverse effect may be increased by the large number of shares of common stock, on a fully-diluted basis, owned by the Helmsley estate to the extent that it sells, or there is a perception that it may sell, a significant portion of its holdings. In addition, future sales of shares of our Class A common stock may be dilutive to holders of shares of our common stock.

Future issuances of debt securities, which would rank senior to shares of our common stock upon our liquidation, and future issuances of equity securities (including operating partnership units), which would dilute the holdings of our existing common stockholders and may be senior to shares of our common stock for the purposes of making distributions, periodically or upon liquidation, may materially and adversely affect the market price of shares of our common stock.

In the future, we may issue debt or equity securities or make other borrowings. Upon liquidation, holders of our debt securities and other loans and preferred shares will receive a distribution of our available assets before holders of shares of our common stock. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional shares of our common stock issuances, directly or through convertible or exchangeable securities (including operating partnership units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our common stock. Our preferred shares, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could limit our ability to make distributions to holders of shares of our common stock. Because our decision to issue debt or equity securities or otherwise incur debt in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future capital raising efforts. Thus, holders of shares of our common stock bear the risk that our future issuances of debt or equity securities or our other borrowings will reduce the market price of shares of our common stock and dilute their ownership in us.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in shares of our common stock.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations—Taxation of Stockholders.”

The combined financial statements of our predecessor and our unaudited pro forma financial statements may not be representative of our financial statement as an independent public company.

The combined financial statements of our predecessor and our unaudited pro forma financial statements that are included in this prospectus do not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flows will be in the future. It is impossible for us to accurately estimate all adjustments which may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering and the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being a separate publicly traded company. For additional information, see “Selected Financial and Other Data” and the combined financial statements of our predecessor and our unaudited pro forma financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Our balance sheet includes significant amounts of goodwill. The impairment of a significant portion of this goodwill would negatively affect our business, financial condition and results of operations.

Our balance sheet includes goodwill, on a pro forma basis, of approximately $883.3 million at June 30, 2013. These assets consist primarily of goodwill associated with our acquisition of the controlling interest in Empire State Building Company L.L.C. and 501 Seventh Avenue Associates L.L.C. We also expect to engage in additional acquisitions, which may result in our recognition of additional goodwill. Under accounting standards goodwill is not amortized. On an annual basis and whenever events or changes in circumstances indicate the carrying value or goodwill may be impaired, we are required to assess whether there have been impairments in the carrying value of goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.

Tax Risks Related to Ownership of Our Shares

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

We have been organized and we intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013. We have not requested and do not intend to request a ruling from the Internal Revenue Service, or the IRS, that we qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through partnerships. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Complying with the REIT requirements may cause us to forego and/or liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-backed securities. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as TRSs and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Asset Tests.” If we fail to comply with these asset requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forgo taking actions that we otherwise would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

The REIT distribution requirements could require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax.

In addition, our taxable income may exceed our net income as determined by GAAP because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may incur nondeductible capital expenditures or be required to make debt or amortization payments. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and we may incur U.S. federal income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

We believe our operating partnership qualifies as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, is required to pay tax on its allocable share of the operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge our operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, cease to qualify as a REIT and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

Even if we qualify as a REIT, we may incur tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. See “U.S. Federal Income Tax Considerations—Taxation of the Company—Taxation of REITs in General.” In addition, Empire State Realty Observatory TRS, LLC, a New York limited liability company, or Observatory TRS, Empire State Realty Holdings TRS, LLC, a Delaware limited liability company, or Holding TRS, and any other TRSs we own will be subject to U.S. federal, state and local corporate income taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we will hold some of our assets through taxable C corporations, including TRSs. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders.

If we are not able to lease the Empire State Building observatory to a TRS in a manner consistent with the ruling that we have received from the IRS, or if we are not able to maintain our broadcast licenses in a manner consistent with the ruling we have received from the IRS, we would be required to restructure our operations in a manner that could adversely affect the value of our stock.

Rents from real property are generally not qualifying income for purposes of the REIT gross income tests if the rent is treated as “related party rent.” Related party rent generally includes (i) any rent paid by a corporation if the REIT (or any person who owns 10% or more of the stock of the REIT by value) directly or indirectly owns 10% or more of the stock of the corporation by vote or value and (ii) rent paid by a partnership if the REIT (or any person who owns 10% or more of the stock of the REIT by value) directly or indirectly owns an interest of 10% or more in the assets or net profits of the partnership. Under an exception to this rule, related party rent is treated as qualifying income for purposes of the REIT gross income tests if it is paid by a TRS of the REIT and (i) at least 90% of the leased space in the relevant property is rented to persons other than either TRSs or other related parties of the REIT, and (ii) the amounts paid to the REIT as rent from real property are substantially comparable to the rents paid by unrelated tenants of the REIT for comparable space.

Income from admissions to the Empire State Building observatory, and certain other income generated by the observatory, would not likely be qualifying income for purposes of the REIT gross income tests. We will jointly elect with Observatory TRS, which is the current lessee and operator of the observatory and which will be wholly owned by our operating partnership following the completion of this offering, for Observatory TRS to be treated as a TRS of ours for U.S. federal income tax purposes following the completion of this offering. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to a lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. Given the unique nature of the real estate comprising the observatory, we do not believe that there is any space in the Empire State Building or in the same geographic area as the Empire State Building that is likely to be considered sufficiently comparable to the observatory for the purpose of applying the exception to related party rent described above. We have received from the IRS a private letter ruling that the rent that our operating partnership will receive from Observatory TRS pursuant to the lease of the Empire State Building observatory will be qualifying income for purposes of the REIT gross income tests so long as such rent reflects the fair market rental value of the Empire State Building observatory as determined by an appraisal rendered by a qualified third party appraiser.

In addition, following completion of the offering, our operating partnership will acquire various license agreements (i) granting certain third party broadcasters the right to use space on the tower on the top of the Empire State Building for certain broadcasting and other communication purposes and (ii) granting certain third party vendors the right to operate concession stands in the observatory. We have received from the IRS a private letter ruling that the license fees that our operating partnership will receive under the license agreements described above will be qualifying income for purposes of the REIT gross income tests.

We are entitled to rely upon these private letter rulings only to the extent that we did not misstate or omit a material fact in the ruling request and that we continue to operate in accordance with the material facts described in such request, and no assurance can be given that we will always be able to do so. If we were not able to treat the rent that our operating partnership receives from Observatory TRS as qualifying income for purposes of the REIT gross income tests, we would be required to restructure the manner in which we operate the observatory, which would likely require us to cede operating control of the observatory by leasing the observatory to an affiliate or third party operator. If we were not able to treat the license fees that our operating partnership will receive from the license agreements described above as qualifying income for purposes of the REIT gross income tests, we would be required to enter into the license agreements described above through a TRS, which would cause the license fees to be subject to U.S. federal income tax and accordingly reduce the amount of our cash flow available to be distributed to our stockholders. In either case, if we are not able to appropriately restructure our operations in a timely manner, we would likely realize significant income that does not qualify for the REIT gross income tests, which could cause us to fail to qualify as a REIT.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

We will jointly elect with each of Observatory TRS and Holding TRS, which will be a newly formed Delaware limited liability company that will be wholly owned by the operating partnership following the completion of the formation transactions, for each of Observatory TRS and Holding TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of the formation transactions. Observatory TRS, Holdings TRS, and any other TRSs that we form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification. Although we will be monitoring the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 25% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our Class A common stock.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Class A common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Gross Income Tests” and “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Hedging Transactions.” As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that the board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if the board determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Your investment has various tax risks.

Although provisions of the Code generally relevant to an investment in shares of our Class A common stock are described in “U.S. Federal Income Tax Considerations,” you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in shares of our Class A common stock.

We may inherit tax liabilities from the entities to be merged into our company or our subsidiaries in the formation transactions.

Pursuant to the formation transactions, Malkin Properties of Connecticut, Inc., a Connecticut corporation, or Malkin Properties CT, and Malkin Construction Corp., a Connecticut corporation, or Malkin Construction, will merge with and into a subsidiary of ours, with the subsidiary surviving, in a transaction that is intended to be treated as a reorganization under the Code. Each of Malkin Properties CT and Malkin Construction has elected to be treated as an S Corporation for U.S. federal income tax purposes under Section 1361 of the Code. If either of Malkin Properties CT or Malkin Construction failed to qualify as an S corporation, we could assume material U.S. federal income tax liabilities in connection with the formation transactions and/or may be subject to certain other adverse tax consequences. In addition, to qualify as a REIT under these circumstances, we would be required to distribute, prior to the close of our first taxable year in which we elect to be taxed as a REIT under the Code, any earnings and profits of these entities to which we are deemed to succeed. No rulings from the IRS will be requested and no opinions of counsel will be rendered regarding the U.S. federal income tax treatment of any of Malkin Properties CT or Malkin Construction. Accordingly, no assurance can be given that Malkin Properties CT or Malkin Construction has qualified as an S corporation for U.S. federal income tax purposes, or that these entities do not have any other tax liabilities. In addition, the supervisor will merge with a subsidiary of our operating partnership in the formation transactions, and as a result, we may inherit any liabilities, including any tax liabilities, of the supervisor.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, our unaudited pro forma financial statements and all our statements regarding anticipated growth in our portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•

the factors included in this prospectus, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties;”

•

the effect of the credit crisis on general economic, business and financial conditions, and changes in our industry and changes in the real estate markets in particular, either nationally or in Manhattan or the greater New York metropolitan area;

•	resolution of the appeals related to the Class Actions;

•	reduced demand for office or retail space;

•	use of proceeds of this offering;

•	general volatility of the capital and credit markets and the market price of our Class A common stock and operating partnership units issued to continuing investors in the public existing entities;

•	changes in our business strategy;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	bankruptcy or insolvency of a major tenant or a significant number of smaller tenants;

•	fluctuations in interest rates and increased operating costs;

•	declining real estate valuations and impairment charges;

•	availability, terms and deployment of capital;

•	our failure to obtain necessary outside financing, including our expected new secured revolving and term credit facility;

•	our expected leverage;

•	decreased rental rates or increased vacancy rates;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	our failure to redevelop, renovate and reposition properties successfully or on the anticipated timeline or at the anticipated costs;

•	difficulties in identifying properties to acquire and completing acquisitions, including potentially the option properties;

•	risks of real estate acquisitions, dispositions and development (including our Metro Tower development site), including the cost of construction delays and cost overruns;

•	our failure to operate acquired properties and operations successfully;

•	our projected operating results;

•	our ability to manage our growth effectively;

•	estimates relating to our ability to make distributions to our stockholders in the future;

•	impact of changes in governmental regulations, tax law and rates and similar matters;

•	our failure to qualify as a REIT;

•	a future terrorist event in the U.S.;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	lack or insufficient amounts of insurance;

•	financial market fluctuations;

•	availability of and our ability to attract and retain qualified personnel;

•	conflicts of interest with our senior management team;

•	our understanding of our competition;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	our ability to comply with the laws, rules and regulations applicable to companies and, in particular, public companies.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

USE OF PROCEEDS

We estimate we will receive gross proceeds from this offering of $         (approximately $         if the underwriters exercise their option in full) assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the front cover of this prospectus. After deducting the underwriting discounts and commissions and estimated expenses of this offering, we expect to receive net proceeds from this offering of approximately $         or approximately $         if the underwriters exercise their option in full. We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.2 million of such loan was made by Anthony E. Malkin and Peter L. Malkin. In addition, we expect to use a portion of the net proceeds from the $800.0 million secured revolving and term credit facility to, among other things, fully repay borrowings under our $500.0 million term loan secured by the Empire State Building and repay a loan in the amount of approximately $1.5 million made by an entity, that is controlled by, and interests in which are held by, Anthony E. Malkin and Peter L. Malkin, to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place. For a more detailed description of the use of net proceeds from the secured revolving and term credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering—Secured Revolving and Term Credit Facility.”

We will contribute the net proceeds of this offering to our operating partnership in exchange for operating partnership units. The following table sets forth the estimated sources and estimated uses of funds by our operating partnership that we expect in connection with this offering and the formation transactions. Exact payment amounts may differ from estimates due to amortization of principal, additional borrowings and incurrence of additional transaction expenses.

Sources (in thousands)		Uses (in thousands)
Gross proceeds from this offering	$

Payments to certain holders of interests (other than the Helmsley estate) in the existing entities that are non-accredited investors or who elect to receive cash for their equity interests in certain of the existing entities

$

Gross proceeds from the new $800.0 million secured revolving and term credit facility	$	Payments in cash to the Helmsley estate for equity interests in certain of the existing entities	$

		Debt assumption fees	$

		Costs of expected new secured revolving and term credit facility	$

		Repayment of term loan secured by the Empire State Building	$

		Repayment of loan made to an existing entity by certain investors in such entity	$

		Repayment of a loan by an entity controlled by Anthony E. Malkin and Peter L. Malkin	$

Transaction expenses (including underwriting discounts and commissions and secured revolving and term credit facility loan fees) of $         , transfer taxes of $         and other expenses of $         incurred in connection with this offering and the formation transactions

$

		General working capital purposes	$

Total Sources	$	Total Uses	$

See our unaudited pro forma financial statements contained elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering” for a description of the indebtedness to be assumed by us in connection with the formation transactions.

Any net proceeds remaining after the uses set forth in the table above will be used for general working capital purposes, including potential future capital expenditures, and acquisition and development activities. If the underwriters exercise in full their option to purchase an additional              shares of our Class A common stock, we expect to contribute the additional net proceeds, which will be approximately $         million in the aggregate, to our operating partnership in exchange for              operating partnership units. Our operating partnership intends to use such net proceeds to repurchase shares from the Helmsley estate at a per share price equal to the initial public offering price less the underwriting discount and commission. We do not intend to use any of the net proceeds from this offering to fund distributions to our stockholders, but to the extent we use the net proceeds to fund distributions, these payments will be treated as a return of capital to our stockholders for U.S. federal income tax purposes. Pending the use of the net proceeds, we intend to invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our intention to qualify as a REIT.

The value of the operating partnership units that we will receive in exchange for our contribution of the net proceeds from this offering and the formation transactions to our operating partnership will increase or decrease if our Class A common stock is priced above or below the mid-point of the range of prices set forth on the front cover of this prospectus. Our operating partnership will subsequently use the net proceeds received from us as set forth in the table above. The initial public offering price of our Class A common stock will be determined in consultation with the underwriters. Among the factors that will influence the pricing of this offering are our results of operations; our management; our estimated net income; our estimated funds from operations; our estimated cash available for distribution; our anticipated dividend yield; our growth prospects; the current market valuations for comparable REITs; financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us; and the state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets.

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions. In addition, the value of the shares of our Class A common stock, Class B common stock and the operating partnership units that we will issue in exchange for contributed property interests and other assets, including cash, will increase or decrease if our Class A common stock price increases or decreases. As a result, the consideration to be given in exchange by us for these properties and other assets may exceed their fair market value.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of shares of our common stock. Although we have not previously paid distributions, we intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending         , based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on the mid-point of the range of prices set forth on the front cover of this prospectus. We expect that a portion of these distributions will represent a return of capital for the period ending         . We estimate that this initial annual rate of distribution will represent approximately     % of our estimated cash available for distribution to our common stockholders for the 12 months ending June 30, 2014. Our intended annual rate of initial distribution has been established based on our estimate of cash available for distribution for the 12 months ending June 30, 2014, which we have calculated based on adjustments to our pro forma income before non-controlling interests for the 12 months ended June 30, 2013. In estimating our cash available for distribution for the 12 months ending June 30, 2014, we have made certain assumptions as reflected in the table and footnotes below, including that there will be no terminations of existing leases in our portfolio after June 30, 2013 (other than scheduled lease expirations) or lease renewals or new leases (other than month-to-month leases) after June 30, 2013 unless a new or renewal lease has been entered into prior to the date of this prospectus.

Our estimate of cash available for distribution does not reflect the effect of any changes in our working capital after June 30, 2013, other than the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into prior to the date of this prospectus. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities other than estimated capital expenditures or the amount of cash estimated to be used for financing activities, other than the refinancing of the loan at the Empire State Building and scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon the consummation of this offering. Although we have included all material investing and financing activities that we have commitments to undertake as of June 30, 2013, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining our initial annual rate of distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering. However, any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.” Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefore and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. We believe our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution; however, no assurance can be given that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected distribution per share if the underwriters exercise their option to purchase up to             additional shares of our Class A common stock. Unless our operating cash flow increases, we may be required to fund distributions from working capital or borrow to provide funds for such distributions or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance or reduce our distribution. However, we currently have no intention to use the net proceeds from this offering to make distributions nor do we currently intend to make distributions using shares of our common stock.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax liability on our income and the 4% nondeductible excise tax. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. For more information, see “U.S. Federal Income Tax Considerations.”

Furthermore, we anticipate that, at least initially, our distributions will exceed our then current and then accumulated earnings and profits for the relevant taxable year, as determined for U.S. federal income tax purposes, due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, all or a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. The extent to which our distributions exceed our current and accumulated earnings and profits may vary substantially from year to year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a result, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be decreased (or increased) accordingly. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

The following table describes our pro forma net income available to our equity owners for the 12 months ended December 31, 2012, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending June 30, 2014 (amounts in thousands except share data, per share data, square footage data and percentages). These calculations do not assume any changes to our operations or any acquisitions or dispositions or other developments or occurrences which could affect our operating results and cash flows, or changes in our outstanding shares of Class A and Class B common stock. We cannot assure you that our actual results will be the same as or comparable to the calculations below.

Pro forma net income for the 12 months ended December 31, 2012	$
Less: Pro forma net income for the six months ended June 30, 2012
Add: Pro forma net income for the six months ended June 30, 2013
Pro forma net income for the 12 months ended June 30, 2013	$
Add: Pro forma real estate depreciation and amortization(1)
Add: Net increases in contractual rent income(2)
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(3)
Less: Net effects of straight-line rent adjustments to tenant leases(4)
Add: Net effects of above- and below-market and lease in-place rent adjustments(5)
Add: Non-cash compensation expense(6)
Add: Non-cash interest expense(7)
Less: Additional interest expense under our expected new secured revolving and term credit facility(8)
Add: Non-cash charge on write-off of deferred finance charges
Add: Non-cash ground rent expense

Estimated cash flow from operating activities for the 12 months ending June 30, 2014	$
Less: Estimated provision for recurring capital expenditures(9)

Less: Estimated provision for tenant improvement costs not associated with our renovation program and all leasing commissions(10)
Less: Estimated provision for tenant improvement costs associated with the renovation program not expected to be funded under the expected secured revolving and term credit facility(10)
Total estimated cash flows used in investing activities	$
Estimated cash flow used in financing activities
Less: Scheduled mortgage loan principal repayments(11)

Estimated cash flow used in financing activities for the 12 months ending June 30, 2014	$
Estimated cash available for distribution for the 12 months ending June 30, 2014	$
Less: Non-controlling interests’ (other) share of estimated cash available for distribution

Estimated cash available for distribution for the 12 months ending June 30, 2014 available to the operating partnership	$
Our share of estimated cash available for distribution available to the operating partnership
Non-controlling interests’ share of estimated cash available for distribution available to the operating partnership	$

Total estimated initial annual distributions to stockholders and holders of operating partnership units (other than our company)	$
Total estimated initial annual distributions to holders of operating partnership units (other than our company)	$
Total estimated initial annual distributions to stockholders	$
Estimated initial annual distributions per Class A and Class B share(12)	$
Payout ratio based on our share of estimated cash available for distribution(13)		%

(1)	Included in real estate depreciation and amortization is acquired in-place lease asset amortization, which was calculated by the independent valuer based upon assumed absorption periods ranging from 1—10 months for the leased premises.

	Empire State Building	1350 Broadway	1333 Broadway	501 Seventh	Total
Total lease in place value	$	$	$	$	$
Amortization for 12 months ended June 30, 2013	$	$	$	$	$
Absorption (# of months)

(2)	Represents the net increases in contractual rental income net of expenses from existing leases and from new leases and renewals through the date hereof that were not in effect for the entire 12-month period ended June 30, 2013 or that were signed prior to the date of this prospectus but that will go into effect during the 12 months ending June 30, 2014. This number excludes an aggregate of $ million of annualized rent which will be required under the terms of the leases to be paid at various times beginning after June 30, 2014, but which is not required to be paid during the twelve months ending June 30, 2014.
(3)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring after June 30, 2013 unless a new or renewal lease had been entered into prior to the date of this prospectus.
(4)	Represents the conversion of estimated rental revenues for the 12 months ending June 30, 2014 from a straight-line accrual basis to a cash basis of revenue recognition.
(5)	Represents the elimination of non-cash adjustments for above-market and below-market leases for the 12 months ended June 30, 2013. This is calculated as follows:

12 months ended June 30, 2013
Add: Net effects of lease in-place adjustments to tenant leases	$	(a)
(a) Calculated as follows:
Net effects of above- and below-market rent adjustments	$
Net effects of lease in-place adjustments

$

(6)	Pro forma non-cash compensation expense related to LTIP units/shares of restricted Class A common stock that we intend to issue to our independent directors, executive officers and certain other employees in connection with this offering.
(7)	Pro forma non-cash interest expense for the 12 months ended June 30, 2013 includes: (i) amortization of financing costs on the mortgage loans assumed by us in the formation transactions; and (ii) amortization of the acquisition premium for debt assumed in the formation transactions.
(8)	Represents estimated interest expense associated with borrowings under the expected new secured revolving and term credit facility (described in footnotes (9) and (10) below) to cover non-recurring capital expenditures, certain tenant improvements and leasing commissions, for the 12 months ending June 30, 2014. These amounts are calculated on the basis that the principal and accrued interest on the existing term loan was repaid with proceeds from the new credit facility on January 1, 2013 and that additional drawdowns under the new credit facility to fund capital expenditures will occur equally over the subsequent four quarters.
(9)

Represents recurring capital expenditures consisting of capital expenditures that are intended to maintain our properties and are not intended to be value enhancing capital improvements (but excluding tenant improvements and leasing commissions). For the purposes of calculating the distribution in the above table, we have assumed, based on our current estimate, that we will incur approximately $         million of estimated recurring capital expenditures (excluding costs of tenant improvements and leasing commissions) over the 12 month period ending June 30, 2014, including, but not limited to, costs associated with building maintenance repairs, stairwell lighting, carpet replacement, bathroom repairs and electric closet repairs and retrofits. For the purposes of calculating the distribution in the above table, we have assumed, based on our current estimate, that we will incur approximately $         million of estimated non-recurring capital expenditures (excluding costs of tenant improvements and leasing commissions) associated with our renovation program of our Manhattan office properties over the 12 month period ending June 30, 2014, including, but not limited to, costs associated with elevator modernization, renovations and repairs of the building elevator shafts, concourse renovations, corridor renovations and fitness center construction. Historically, we have not tracked capital expenditures as either recurring or non-recurring and we believe that the capital expenditures associated with our renovation program would be considered to be non-recurring due to the extensive amount of capital spent on renovation and repositioning at our Manhattan office properties. Our historical weighted average aggregate recurring and non-recurring annual capital expenditures incurred during the years ended December 31, 2010, 2011 and 2012 were approximately $ million, which is lower than our estimated non-recurring and recurring capital expenditures over the 12 month period ending June 30, 2014. We intend to fund the non-recurring capital expenditures with an expected new $800.0 million secured revolving and term credit facility, or the new credit facility, which we expect to have in place upon the closing of this offering from lenders that will include certain of the underwriters of this offering or their respective affiliates. As of the date of this prospectus, we have obtained a commitment for $400.0 million of availability under the new credit facility, subject to satisfaction of certain customary conditions precedent, from the representatives of the underwriters of this offering or their respective affiliates who have also agreed to use commercially reasonable efforts to syndicate the remainder of the facility.
(10)	For purposes of calculating the distribution in the above table, we have assumed we will incur approximately $ million of tenant improvements and leasing commission costs related solely to tenant improvements and leasing commission costs incurred or expected to be incurred in the 12 months ending June 30, 2014 that we are contractually obligated to provide pursuant to leases, or the contractual leases, entered into prior to the date of this prospectus. While we are contractually obligated to perform the renovation work relating to these leases, we have estimated the costs to complete such work based on our current budgets. Of these, tenant improvements of approximately $ million, relating to of such leases, or the renovation leases, including leases at the Empire State Building (with a cost of approximately $ million), represent costs in connection with leases where we have completed, or are in the process of completing, our renovation and repositioning efforts. Many of the renovation leases have commencement dates significantly after July 1, 2014 and therefore will recognize significantly less revenue in the twelve months ending June 30, 2014 than if the lease commenced on July 1, 2014. However, we will recognize substantially all of the tenant improvements and leasing commission costs associated with such leases in this twelve month period. These renovation leases entail putting a tenant into the renovated space, which are spaces that were substantially demolished and demised, for its first time and are distinguishable from normal tenant improvements and leasing commission costs which are associated with re-tenanting vacated space. In many of the cases, there were significant vacancy costs associated with the time in which the space was renovated and with the time in which we did not renew leases in anticipation of the commencement of the renovation activities. In certain of the cases, there were significant vacancy costs associated with the time in which we left the space vacant in anticipation of not only renovating the space but renovating a larger aggregated space. As such, these costs are distinguishable from normal costs associated with taking on a new tenant. For purposes of calculating the distribution in the above table, we have assumed that approximately $ million of the $ million of tenant improvements costs associated with these renovation leases will be funded with the expected new credit facility and approximately $ million of tenant improvements costs not associated with the renovation leases will be funded from operating cash flow. Additionally, for purposes of calculating the distributions in the above table, we have assumed that $ million of leasing commission costs associated with the contractual leases will be funded from operating cash flow.
(11)	Represents scheduled payments of mortgage loan principal due during the 12 months ending June 30, 2014. Does not include $ million of debt maturities during the 12 months ending June 30, 2014 based on the assumptions that we will be able to renew those mortgage loans under terms similar to those currently in place.
(12)

Based on a total of             shares of our Class A common stock,             shares of our Class B common stock and             operating partnership units to be outstanding after this offering. Shares of our Class A common stock will consist of             shares to be sold in this offering, assuming no exercise of the underwriters’ option to purchase additional shares,             shares of Class A common stock to be issued in the formation transactions, LTIP units/shares of restricted Class A common stock to be issued upon completion of this offering to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees. Shares of our Class B common stock will consist of shares of Class B common stock issued to continuing investors in the formation transactions. Units of our operating partnership will consist of operating partnership units issued to the equity holders of our predecessor (including operating partnership units owned by certain members of our senior management team).
(13)	Calculated as estimated initial annual distribution per Class A and Class B share divided by our share of estimated cash available for distribution per share for the 12 months ending June 30, 2014.

CAPITALIZATION

The following table sets forth (i) the historical combined capitalization of our predecessor entities as of June 30, 2013, (ii) the historical combined capitalization of our non-controlled entities as of June 30, 2013, (iii) our unaudited pro forma capitalization as of June 30, 2013, adjusted to give effect to the formation transactions but before this offering and (iv) our unaudited pro forma capitalization as of June 30, 2013, adjusted to give effect to the formation transactions, this offering and use of the net proceeds from this offering and the formation transactions as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and our unaudited pro forma condensed consolidated financial statements and related notes and the combined financial statements and related notes of our predecessor appearing elsewhere in this prospectus.

	As of June 30, 2013
	Predecessor Historical Combined	Non- Controlled Entities Historical Combined	Pro Forma Consolidated Before this Offering		Pro Forma Consolidated
	(unaudited)
	(in thousands, except share and per share amounts)
Debt:
Mortgage notes payable and unsecured loan and notes payable-related parties(1)	$1,045,494	$124,210		$898,369		$893,269
Term loan and credit facility	—	—		269,000		270,500
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, none issued or outstanding	—	—		—		—
Class A common stock, $0.01 par value per share, 400,000,000 shares authorized, , and shares issued and outstanding on a historical, pro forma consolidated basis before this offering and pro forma consolidated basis, respectively(2)	—	—
Class B common stock, $0.01 par value per share, 50,000,000 shares authorized, , and shares issued and outstanding on a historical, pro forma consolidated basis before this offering and pro forma consolidated basis, respectively	—	—
Additional paid in capital	—	—

Owners’ equity (deficit)	(29,373)	331,092
Non-controlling interests in our operating partnership		—

Total equity (deficit)	(29,373)	331,092

Total capitalization	$1,016,121	$455,302	$		$

(1)	Pro Forma Consolidated Before this Offering includes $12,404 premium on mortgage debt assumed for 1350 Broadway and 1333 Broadway and excludes $14,739 of unsecured debt and accrued interest which will be assumed by the owners of such entity prior to the consummation of the formation transactions.
(2)	The common stock outstanding as shown includes Class A common stock to be issued in this offering and the formation transactions and shares of restricted Class A stock granted to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees and excludes (i) shares of our Class A common stock issuable upon exercise of the underwriters’ option to purchase up to additional shares of our Class A common stock, (ii) additional shares of our Class A common stock available for future issuance under our equity incentive plan and (iii) shares reserved for issuance with respect to operating partnership units expected to be issued in connection with the formation transactions. The operating partnership units may, subject to limits in the operating partnership agreement, be exchanged for cash or, at our option, shares of our Class A common stock on a one-for-one basis generally commencing 12 months after the completion of this offering. Shares of our Class B common stock may be converted on a one-for-one basis into shares of our Class A common stock.

DILUTION

Purchasers of shares of our Class A common stock offered by this prospectus will experience an immediate and material dilution of the net tangible book value of their Class A common stock from the initial public offering price. At June 30, 2013, our predecessor had a combined net tangible book value deficit of approximately $(126.3) million, or $         per share of our common stock held by continuing investors, assuming the exchange of operating partnership units into shares of our Class A common stock on a one-for-one basis and the conversion of shares of our Class B common stock into shares of our Class A common stock on a one-for-one basis. After giving effect to the sale of the shares of our Class A common stock offered hereby, the deduction of underwriting discounts and commissions and estimated offering and formation transaction expenses, the receipt by us of the net proceeds from this offering and the formation transactions and the use of these funds as described under “Use of Proceeds,” the pro forma net tangible book value at June 30, 2013 attributable to the common stockholders on a fully diluted basis (excluding LTIP units/shares of our restricted Class A common stock to be issued to our independent directors, executive officers (other than Anthony E. Malkin), and certain other employees on the consummation of this offering) would have been approximately $        , or $         per share of our common stock assuming an initial public offering price of $         per share, which is the mid-point of the range of prices set forth on the front cover of this prospectus. This amount represents an immediate decrease in net tangible book value deficit of $         per share to continuing investors and an immediate increase in pro forma net tangible book value of $         per share from the public offering price of $         per share of our common stock to new public investors. The following table illustrates this per share increase:

Assumed initial public offering price per share of Class A common stock	$
Net tangible book value deficit per share before this offering and the formation transactions(1)	$
(Decrease) in pro forma net tangible book value deficit per share attributable to the formation transactions, but before this offering(2)	$
Increase in pro forma net tangible book value per share attributable to this offering(3)	$
Net increase in pro forma net tangible book value per share attributable to the formation transactions and this offering	$
Pro forma net tangible book value per share after this offering and the formation transactions(4)	$

Dilution in pro forma net tangible book value per share to new investors(5)	$

(1)	Net tangible book value per share of our common stock before this offering and the formation transactions is determined by dividing net tangible book value based on June 30, 2013 net book value of the tangible assets (consisting of our total assets less our intangible lease assets net of liabilities to be assumed, excluding our intangible lease liabilities) of our predecessor by the number of shares of our common stock held by continuing investors after this offering, assuming the exchange in full of the operating partnership units to be issued to the continuing investors for shares of our Class A common stock on a one-for-one basis and the conversion of shares of our Class B common stock into shares of our Class A common stock on a one-for-one basis, but excluding LTIP units/shares of our restricted Class A common stock to be issued to our independent directors, executive officers (other than Anthony E. Malkin), and certain other employees upon the consummation of this offering.
(2)	Decrease in net tangible book value per share of our common stock attributable to the formation transactions, but before this offering, is determined by dividing the difference between the June 30, 2013 pro forma net tangible book value, excluding net offering proceeds, and the June 30, 2013 net tangible book value of our predecessor by the number of shares of our common stock held by continuing investors after this offering, assuming the exchange in full of the operating partnership units to be issued to the continuing investors for shares of our Class A common stock on a one-for-one basis and the conversion of shares of our Class B common stock into shares of our Class A common stock on a one-for-one basis, but excluding the LTIP units/shares of our restricted Class A common stock to be issued to our independent directors, executive officers (other than Anthony E. Malkin), and certain other employees, respectively, upon the consummation of this offering.

(3)	This amount is calculated after deducting underwriting discounts and commissions and estimated offering and formation transaction expenses.
(4)	Based on pro forma net tangible book value of approximately $ divided by the sum of shares of our common stock to be outstanding upon completion of this offering on a fully diluted basis (excluding the LTIP units/shares of our restricted Class A common stock to be issued to our independent directors, executive officers (other than Anthony E. Malkin), and certain other employees on the consummation of this offering). There is no further impact on book value dilution attributable to the exchange of operating partnership units to be issued to the continuing investors in the formation transactions and the Class B common stock issued to continuing investors in the formation transactions due to the effect of non-controlling interest.
(5)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering and the formation transactions from the initial public offering price paid by a new investor for a share of our Class A common stock.

The following table sets forth, on a pro forma basis, after giving effect to this offering and the formation transactions: (i) the number of operating partnership units issued to the continuing investors in connection with the formation transactions, the number of shares of our Class A common stock and Class B common stock issued to continuing investors in connection with the formation transactions, the number of LTIP units/shares of restricted Class A common stock to be issued in connection with this offering, and the number of shares of our Class A common stock to be sold by us in this offering; and (ii) the net tangible book value as of June 30, 2013 of our total assets following the formation transactions, which reflects the effect of the formation transactions, but not the effects of this offering and the cash from new investors before deducting underwriting discounts and commissions and other estimated expenses of this offering and the formation transactions; and (iii) the net tangible book value of the average contribution per share/unit based on our total assets following the formation transactions. See “Risk Factors—Risks Related to This Offering—You will experience immediate and substantial dilution from the purchase of the shares of Class A common stock sold in this offering.”

	Shares/Operating Partnership Units Issued			Cash/Book Value of Assets Acquired(1)
	Number	Percent		Amount			Percent
Operating partnership units issued in connection with the formation transactions			%(1)			$(2)		%
Class A common stock issued in connection with the formation transactions
Class B common stock issued in connection with the formation transactions
LTIP units / restricted Class A common stock issued to directors and executive officers in connection with this offering					—		—
New investors in this offering

Total			%	$				%

(1)	Based on the June 30, 2013 pro forma net tangible book value of our total assets following the formation transactions (consisting of our total assets less our intangible lease assets, net of liabilities to be assumed, excluding our intangible lease liabilities).

(2)	Represents pro forma net tangible book value as of June 30, 2013 of total assets following the formation transactions, giving effect to the formation transactions, but not to the effects of this offering (in thousands):

Pro forma total assets	$
Less: pro forma intangible assets	$

Pro forma tangible assets	$
Less: pro forma total liabilities	$
Plus: pro forma intangible lease liabilities	$

Pro forma net tangible assets	$
Less: proceeds from this offering net of costs associated with this offering	$

Pro forma net tangible assets after the effects of the formation, but before the effects of this offering	$

This table assumes no exercise by the underwriters of their option to purchase up to additional             shares of our Class A common stock and excludes shares of our Class A common stock available for future issuance under our equity incentive plan. Further dilution to new investors will result if these excluded shares of Class A common stock are issued by us in the future.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth selected financial and other data on (i) a combined historical basis for our predecessor beginning on page F-43 and (ii) a pro forma basis for our company giving effect to this offering and the formation transactions, the related use of proceeds thereof and the other adjustments described in the unaudited pro forma financial information beginning on page F-3. We have not presented historical information for Empire State Realty Trust, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of our company and because we believe a discussion of the results of our company would not be meaningful.

Our predecessor’s combined historical financial information includes:

•	Our predecessor’s management companies, including their asset management, leasing, administrative, construction and development operations; and

•

the real estate operations for the existing entities excluding the four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes except for our predecessor’s non-controlling interests in such properties.

You should read the following selected financial data in conjunction with our combined historical and unaudited pro forma condensed consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected historical combined balance sheet information as of December 31, 2012, 2011, 2010 and 2009 of our predecessor and selected combined statements of operations information for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 of our predecessor have been derived from the audited historical combined financial statements of our predecessor. The historical combined balance sheet information as of June 30, 2013 and combined statements of operations for the six months ended June 30, 2013 and 2012 have been derived from the unaudited combined financial statements of our predecessor. The selected historical combined balance sheet information as of December 31, 2008 have been derived from the unaudited combined financial statements of our predecessor. Our results of operations for the interim period ended June 30, 2013 are not necessarily indicative of the results that will be obtained for the full fiscal year.

Our unaudited selected pro forma condensed consolidated financial statements and operating information as of and for the six months ended June 30, 2013 and for the year ended December 31, 2012 assumes completion of this offering, the formation transactions and the other adjustments described in the unaudited pro forma financial information beginning on page F-3 as of January 1, 2012 for the operating data and as of the stated date for the balance sheet data.

Our unaudited pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Empire State Realty Trust, Inc.

Selected Financial and Other Data

(amounts in thousands except for shares and per share data)

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma Consolidated	Historical Combined (Predecessor)		Pro Forma Consolidated	Historical Combined (Predecessor)
	2013	2013	2012	2012	2012	2011	2010	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Statement of Operations Data:
Revenue:
Rental revenue	$160,602	$88,905	$86,268	$312,306	$196,187	$198,494	$166,159	$167,556	$162,194
Tenant expense reimbursement	25,727	13,634	14,681	61,009	29,483	31,063	32,721	36,309	35,684
Third-party management and other fees	3,662	4,183	3,170	3,060	5,103	5,626	3,750	4,296	5,916
Construction revenue	12,400	12,400	8,144	18,902	18,902	47,560	27,139	15,997	56,561
Observatory income(1)(2)	44,196	—	—	92,156	—	—	—	—	—
Other income and fees	4,122	2,867	4,983	23,833	10,619	12,045	16,776	8,157	8,442

Total Revenues	250,709	121,989	117,246	511,266	260,294	294,788	246,545	232,315	268,797

Expenses
Operating expenses	62,933	25,958	28,185	138,930	55,707	57,102	60,356	58,850	55,291
Marketing, general, and administrative expenses	21,700	13,174	7,575	34,001	20,963	15,688	13,924	16,145	17,763
Observatory expenses(2)	10,723	—	—	20,709	—	—	—	—	—
Construction expenses	12,789	12,789	8,700	19,592	19,592	46,230	27,581	17,281	56,080
Formation transaction expenses	—	3,000	723	—	2,247	2845	807	—	—
Real estate taxes	34,932	15,787	14,699	65,094	30,406	29,160	27,585	28,937	24,863
Depreciation and amortization	50,737	25,267	20,877	101,118	42,690	35,513	34,041	29,327	26,838

Total Operating Expenses	193,814	95,975	80,759	379,444	171,605	186,538	164,294	150,540	180,835

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	56,895	26,014	36,487	131,822	88,689	108,250	82,251	81,775	87,962
Interest expense, net	27,659	28,911	26,488	54,156	54,394	54,746	52,264	50,738	48,664

Income (loss) from Operations before Equity in Net Income of Non-controlled Entities	29,236	(2,897)	9,999	77,666	34,295	53,504	29,987	31,037	39,298
Equity in net income of non-controlled entities(2)	—	7,898	7,586	—	14,348	3,893	15,324	10,800	13,422

Net Income	$29,236	$5,001	$17,585	$77,666	$48,643	$57,397	$45,311	$41,837	$52,720

Other Data
Funds from Operations	$79,633	$33,813	41,752	$178,080	$97,943	$99,761	$85,020	$75,458	$83,513
EBITDA	$110,843	$64,955	70,428	$236,348	$156,599	$158,647	$141,283	$129,591	$134,269
Cash flows from:
Operating activities		$44,397	$66,746		$94,353	$47,682	$73,574	$58,509	$75,410
Investing activities		$(33,420)	$(63,109)		$(108,281)	$(60,527)	$(34,837)	$(38,617)	$(13,768)
Financing activities		$18,040	$(26,077)		$(20,889)	$11,130	$(44,793)	$(5,035)	$(65,824)

(footnotes on next page)

	Six Months Ended June 30,		Year Ended December 31,
	Pro Forma Consolidated	Historical Combined (Predecessor)	Historical Combined (Predecessor)
	2013	2013	2012	2011	2010	2009	2008
	(Unaudited)						(Unaudited)
Balance Sheet Data (at period end):
Net real estate	$1,286,198	$713,900	$682,239	$632,132	$590,466	$582,904	$567,404
Total assets	$2,773,227	$1,093,773	$1,052,553	$1,004,971	$910,743	$890,598	$857,796
Notes and loans payable	$1,163,769	$1,045,494	$996,489	$939,705	$869,063	$871,636	$828,150
Total liabilities	$1,408,187	$1,123,146	$1,063,412	$1,003,677	$922,308	$908,856	$872,736
Stockholders’/owners’ equity (deficit)	$1,365,040	$(29,373)	$(10,859)	$1,294	$(11,565)	$(18,258)	$(14,940)
Total liabilities and stockholders’/owners’ equity (deficit)	$2,773,227	$1,093,773	$1,052,553	$1,004,971	$910,743	$890,598	$857,796

(1)	Observatory income includes $2,805 and $5,609 for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively, of rental revenue attributable to a retail tenant which operates the concession space in the observatory under a lease expiring in May 2020.
(2)	For the historical combined periods, our proportionate share of the revenues and expenses of the Empire State Building, including the observatory, are included in Equity in net income of non-controlled entities. Upon completion of this offering, the revenues and expenses of the Empire State Building, including the observatory, will be presented on a consolidated basis.
(3)	For a definition and reconciliation of funds from operations, or FFO, and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Funds from Operations.”
(4)	For a definition and reconciliation of earnings before interest, income tax, depreciation and amortization, or EBITDA, and a statement disclosing the reasons why our management believes that presentation of EBITDA provides useful information to investors and, to the extent material, any additional purposes for which our management uses EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-EBITDA.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. Our results of operations and financial condition, as reflected in the accompanying combined financial statements and related notes, are subject to management’s evaluation and interpretation of business conditions, changing capital market conditions and other factors that could affect the ongoing viability of our tenants. You should read the following discussion with “Forward-Looking Statements” and the combined financial statements and related notes included elsewhere in this prospectus.

Upon completion of this offering and the formation transactions, the historical operations of our predecessor and the properties that have been operated through our predecessor, will be combined with our company, our operating partnership and/or their subsidiaries. The following discussion and analysis should be read in conjunction with “Selected Financial and Other Data,” our combined financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and the notes related thereto, our unaudited condensed combined financial statements as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 and our unaudited condensed consolidated pro forma financial information appearing elsewhere in this prospectus. Since our formation, we have not had any corporate activity. Accordingly, we believe a discussion of our results of operations would not be meaningful, and this Management’s Discussion and Analysis of Financial Condition and Results of Operations therefore only discusses the historical operations of our predecessor and the unaudited pro forma results of our company.

Unless the context otherwise requires or indicates, references in this section to “we,” “our” and “us” refer to (i) our company and its consolidated subsidiaries (including our operating partnership) after giving effect to this offering and the formation transactions and (ii) our predecessor before giving effect to this offering and the formation transactions.

Overview

We are a self-administered and self-managed REIT that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. We were formed to continue and expand the commercial real estate business of our predecessor, Malkin Holdings LLC and its affiliates. Our primary focus will be to continue to own, manage and operate our current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

For the periods presented, this Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses only the historical financial condition and results of operations of our predecessor which owns controlling interests in 16 properties and non-controlling interests in the following four office properties, which are accounted for under the equity method of accounting: the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue. The fee ownership interests of the Empire State Building and 501 Seventh Avenue are included in our predecessor’s portfolio but the operating lease interests of these two properties are part of our predecessor’s equity interest in non-controlled entities. These non-controlled interests will represent a significant part of our operations following this offering and the formation transactions (56.2% and 57.9% of our pro forma revenues for the six months ended June 30, 2013, and the year ended December 31, 2012, respectively) when they become consolidated into our operations. Therefore, we do not show historical consolidated financial information for our entire portfolio following this offering and the formation transactions. For the periods following the consummation of this offering and the formation transactions, our operations will consolidate the operations of the non-controlled entities (as defined below) which will result in a material change in our disclosure of our financial condition and results of operations. We also present in this prospectus pro forma financial information for our company reflecting our entire portfolio on a consolidated basis, as of and for the six months ended June 30, 2013 and for the year ended December 31, 2012.

We operate an integrated business that currently consists of two operating segments: real estate and construction contracting.

As of June 30, 2013, our Manhattan and greater New York metropolitan area office properties were 82.0% leased (or 84.8% giving effect to leases signed but not yet commenced as of that date) and 88.5% leased (or 90.7% giving effect to leases signed but not yet commenced as of that date), respectively, and our office properties as a whole were 83.5% leased (or 86.2% giving effect to leases signed but not yet commenced as of that date). Our ability to increase occupancy and rental revenue at our office properties depends on the successful completion of our repositioning program and market conditions. The other component of our real estate segment, retail leasing, comprises both standalone retail properties and retail space in our Manhattan office properties. Our retail properties, including retail space in our Manhattan office properties, were 80.4% leased (or 89.2% giving effect to leases signed but not yet commenced as of that date) as of June 30, 2013.

Although construction contracting represented approximately 10.2% and 7.3%, respectively, of our revenues for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, its relative contribution to our net income was much less significant than its contribution to our revenues.

The Empire State Building is our flagship property and accounted for 45.5% and 47.1%, respectively, of our total pro forma revenues for the six months ended June 30, 2013 and the year ended December 31, 2012. The Empire State Building provides us with a diverse source of revenue through its office and retail leases, observatory operations and broadcasting licenses, and related leased space. On a pro forma basis, during the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, we generated approximately $114.0 million and $240.8 million of revenue from the Empire State Building. During the six months ended June 30, 2013 and the year ended December 31, 2012, the Empire State Building generated approximately $44.2 million and $92.2 million, respectively, of revenue from its observatory operations which represented approximately 17.6% and 18.0%, respectively, of our pro forma revenues. We anticipate that our observatory operations will be a separate accounting segment following this offering and the formation transactions. Due to regular patterns of tourist activity in Manhattan, the first calendar quarter of each year is typically our lightest in terms of attendance at the observatory. During the past ten years of our annual observatory revenue, approximately 16.0% to 18.0% was realized in the first quarter, 26.0% to 28.0% was realized in the second quarter, 31.0% to 33.0% was realized in the third quarter and 23.0% to 25.0% was realized in the fourth quarter. The components of the Empire State Building revenue from its office lease, retail leases, tenant reimbursements and other income, observatory operations and broadcasting licenses and related leased space represented 33.8%, 4.5%, 11.0%, 41.2% and 9.5% during the six months ended June 30, 2013, respectively, and 27.9%, 4.5%, 13.1%, 40.7% and 9.3% during the year ended December 31, 2012, respectively. During 2012, the Empire State Building also received a real estate tax refund in the amount of $10.1 million, which was 4.5% of its 2012 revenues.

From 2002 through 2006, we gradually gained full control of the day-to-day management of our Manhattan office properties (with the Helmsley estate holding certain approval rights at some of these properties as a result of its interest in the entities owning the properties). Since then, we have been undertaking a comprehensive renovation and repositioning strategy of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. Since we assumed full control of the day-to-day management of our Manhattan office properties beginning with One Grand Central Place in 2002, and through June 30, 2013, we have invested a total of approximately $384.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties pursuant to this program. Of the $384.0 million invested pursuant to this program, $190.4 million was invested at the Empire State Building. We currently intend to invest between $40.0 million and $70.0 million of additional capital through the end of 2013. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, we currently estimate that between $95.0 million and $125.0 million of capital is needed beyond 2013 to complete substantially the renovation program at the Empire State Building, which we expect to occur by the end of 2016 due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. Of the total $140.0 million to $200.0 million of estimated additional capital we expect to be incurred through 2016, we currently estimate that between $135.0 million and $175.0 million is attributable to the Empire State Building. These estimates are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change.

We intend to fund these capital improvements through a combination of operating cash flow and borrowings. These improvements, within our renovation and repositioning program, include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. We have also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “Business and Properties—Renovation and Repositioning Case Studies,” and we believe has the potential to improve our operating margins and cash flows in the future. We believe we will continue to enhance our tenant base and improve rents as our pre-renovation leases continue to expire and be re-leased.

Historically, we have operated our business to preserve capital through conservative debt levels. Upon completion of this offering and the formation transactions, we will have, on a pro forma basis, no debt maturing in the remainder of 2013 and approximately $198.4 million maturing in 2014 and we expect to have pro forma total debt outstanding of approximately $1.16 billion, with a weighted average interest rate of 5.04% and a weighted average maturity of 3.5 years and 72.6% of which is fixed-rate indebtedness. Additionally, we expect to have approximately $549.7 million of available borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances). Our overall leverage will depend on our mix of investments and the cost of leverage. Our charter does not restrict the amount of leverage that we may use.

We are a Maryland corporation that was formed on July 29, 2011. We conduct all of our business activities through our operating partnership, of which we are the sole general partner. We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013.

Our Predecessor

Our predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the sponsors (Anthony E. Malkin and Peter L. Malkin) own interests in and control, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities which we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “our predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor”; (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 380,000 rentable square foot office building and garage that we will own after the formation transactions, which we refer to as the “existing entities”; (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties”; (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY”; (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT”; and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “our predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. Our predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities

As of June 30, 2013 and December 31, 2012, properties that the sponsors own interests in and control, and whose operations are 100% consolidated into the financial statements of our predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 380,000 rentable square foot office building and garage.

The acquisition of interests in our predecessor will be recorded at historical cost at the time of the formation transactions.

Non-Controlled Entities

As of June 30, 2013 and December 31, 2012, properties in which the sponsors own and control non-controlling interests and whose operations are reflected in our predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York—Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York—1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York—1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York—501 Seventh Avenue Associates L.L.C.

All of our business activities will be conducted through our operating partnership. We will be the sole general partner of our operating partnership. Pursuant to the formation transactions, our operating partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including our predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, Class B common stock, operating partnership units, and/or cash.

We will be self-administered and self-managed. Additionally, we will form or acquire one or more TRSs, that will be owned by our operating partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, including the Empire State Building Observatory, cleaning services, cafeteria, restaurant and fitness center, property management and leasing, construction, and property maintenance.

Formation Transactions

Prior to or concurrently with the completion of this offering, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, (i) the 18 properties owned by the controlled and non-controlled entities, (ii) one development parcel in which our predecessor owns a controlling interest and (iii) the business and assets of our predecessor management businesses. In the aggregate, these interests will comprise our ownership of our property portfolio. We will not acquire our predecessor’s affiliates’ interests in the option properties, the excluded properties or the excluded businesses.

To acquire the properties to be included in our portfolio from the current owners we will issue to the holders of interests in our predecessor and the non-controlled entities an aggregate of             shares of our Class A common stock,             shares of our Class B common stock and             operating partnership units, with an aggregate value of $        , based on the mid-point of the range of initial public offering prices set forth on the front cover of this prospectus, and we will pay $         in cash to those holders of interests in our predecessor and the non-controlled entities that are non-accredited and accredited investors that are charitable organizations but chose cash consideration. Cash amounts will be provided from the net proceeds of this offering. These contributions and other transactions will be effected prior to or substantially concurrently with the completion of this offering.

We estimate that the net proceeds from this offering will be, based on the mid-point of the range of initial public offering prices set forth on the front cover of this prospectus, approximately $        , or approximately

$         if the underwriters’ option to purchase additional shares is exercised in full (in each case after deducting the underwriting discounts and commissions and estimated expenses of this offering and formation transactions). We will contribute the net proceeds of this offering to our operating partnership in exchange for operating partnership units, and our operating partnership will use the proceeds received from us, as well as cash on hand as described under “Use of Proceeds.”

We have determined that one of the predecessor entities, Malkin Holdings LLC, is the acquirer for accounting purposes, and therefore the contribution of the assets of, or acquisition by merger of, the controlled entities is considered a transaction between entities under common control since the sponsors control a majority interest in each of the controlled entities comprising our predecessor. As a result, the acquisition of interests in the controlled entities will be recorded at our historical cost. The contribution of the assets of, or acquisition by merger of, the non-controlled entities (including our predecessor’s non-controlling interest in these entities) will be accounted for as an acquisition under the acquisition method of accounting and recognized as the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of these assets and liabilities has been allocated in accordance with Accounting Standards Codification (“ASC”), Section 805-10, Business Combinations (“ASC 805”) (formerly known as Statement of Financial Accounting Standards (“SFAS”) No. 141 (“SFAS No. 141”), which was later replaced by SFAS 141 (R)). Our methodology for allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and appraised values. We estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements), identified intangible lease assets and liabilities (consisting of acquired above-market leases, acquired in-place lease value and acquired below-market leases) and assumed debt.

Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. The value allocated to in-place lease costs (tenant improvements, leasing commissions and in-place lease costs) is amortized over the related lease term and reflected as depreciation and amortization. The value of assumed above- and below-market leases is amortized over the related lease term and reflected as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. The fair value of the debt assumed is determined using current market interest rates for comparable debt financings.

Factors That May Influence Future Results of Operations

Rental Revenue

We derive revenues primarily from rents, rent escalations, expense reimbursements and other income received from tenants under existing leases at each of our properties. “Escalations and expense reimbursements” consist of payments made by tenants to us under contractual lease obligations to reimburse a portion of the property operating expenses and real estate taxes incurred at each property.

We believe that the average rental rates for in-place leases at our properties are generally below the current market rates, although individual leases at particular properties presently may be leased above, at or below the current market rates within its particular submarket.

The amount of net rental income and reimbursements that we receive depends principally on our ability to lease currently available space, re-lease space to new tenants upon the scheduled or unscheduled termination of leases or renew expiring leases and to maintain or increase our rental rates. Factors that could affect our rental incomes include, but are not limited to: local, regional or national economic conditions; an oversupply of, or a reduction in demand for, office or retail space; changes in market rental rates; our ability to provide adequate services and maintenance at our properties; and fluctuations in interest rates could adversely affect our rental income in future periods. Future economic or regional downturns affecting our submarkets or downturns in our tenants’ industries could impair our ability to lease vacant space and renew or re-lease space as well as the ability of our tenants to fulfill their lease commitments, and could adversely affect our ability to maintain or increase the occupancy at our properties.

Tenant Credit Risk

The economic condition of our tenants may also deteriorate, which could negatively impact their ability to fulfill their lease commitments and in turn adversely affect our ability to maintain or increase the occupancy level and/or rental rates of our properties. The recent economic downturn has resulted in many companies shifting to a more cautionary mode with respect to leasing. Many potential tenants are looking to consolidate, reduce overhead and preserve operating capital and many are also deferring strategic decisions, including entering into new, long-term leases at properties.

Leasing

We have seen an improvement since 2008 in leasing activity. For example, during 2011, on a pro forma basis, we signed 1,534,064 rentable square feet of new leases, expansions and lease renewals, an increase of 28.1% over 2010. An additional 1,100,444 and 483,638 rentable square feet of new leases, expansions and lease renewals, on a pro forma basis, were signed in 2012 and the first half of 2013, respectively.

Due to the relatively small number of leases that are signed in any particular quarter, one or more larger leases may have a disproportionately positive or negative impact on average base rent, tenant improvement and leasing commission costs for that period. As a result, we believe it is more appropriate when analyzing trends in average base rent and tenant improvement and leasing commission costs to review activity over multiple quarters or years. Tenant improvement costs include expenditures for general improvements occurring concurrently with, but that are not directly related to, the cost of installing a new tenant. Leasing commission costs are similarly subject to significant fluctuations depending upon the length of leases being signed and the mix of tenants from quarter to quarter.

As of June 30, 2013, our Manhattan and greater New York metropolitan area office properties were 82.0% leased (or 84.8% giving effect to leases signed but not yet commenced as of that date) and 88.5% leased (or 90.7% giving effect to leases signed but not yet commenced as of that date), respectively, and our office properties as a whole were 83.5% leased (or 86.2% giving effect to leases signed but not yet commenced as of that date). As of June 30, 2013, there was approximately 1.1 million rentable square feet of space in our portfolio available to lease (excluding leases signed but not yet commenced) representing 13.6% of the net rentable square footage of the properties in our portfolio. In addition, leases representing 2.7% and 4.9% of net rentable square footage of the properties in our portfolio will expire in the remainder of 2013 (including month-to-month leases) and in 2014, respectively. These leases are expected to represent approximately 3.0% and 5.6%, respectively, of our annualized base rent for such periods. Our revenues and results of operations can be impacted by expiring leases that are not renewed or re-leased or that are renewed or re-leased at base rental rates equal to above or below the current average base rental rates. Further, our revenues and results of operations can also be affected by the costs we incur to re-lease available space, including payment of leasing commissions, renovations and build-to-suit remodeling that may not be borne by the tenant.

We believe that as we complete the renovation and repositioning of our properties we will, over the long term, experience increased occupancy levels and rents. Over the short term, as we renovate and reposition our properties, which includes aggregating smaller spaces to offer large blocks of space, we may experience lower occupancy levels as a result of having to relocate tenants to alternative space and the strategic expiration of existing leases. We believe that despite the short-term lower occupancy levels we may experience, we will continue to experience increased rental revenues as a result of the increased rents which we expect to obtain in following the renovation and repositioning of our properties.

Market Conditions

The properties in our portfolio are located in Manhattan and the greater New York metropolitan area, which includes Fairfield County, Connecticut and Westchester County, New York. Positive or negative changes in conditions in these markets, such as business hirings or layoffs or downsizing, industry growth or slowdowns, relocations of businesses, increases or decreases in real estate and other taxes, costs of complying with governmental regulations or changed regulation, can impact our overall performance.

Taxable REIT Subsidiaries (“TRS”)

Following this offering and the formation transactions, Empire State Realty Observatory TRS, LLC, a New York limited liability company, which we refer to as Observatory TRS, and Empire State Realty Holdings TRS, LLC, a Delaware limited liability company, which we refer to as Holding TRS, will be wholly owned subsidiaries of our operating partnership. We intend to elect, together with Observatory TRS and Holding TRS, to treat Observatory TRS and Holding TRS as TRSs of ours for U.S. federal income tax purposes. A TRS generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT, although a TRS may not operate or manage a lodging facility or provide rights to any brand name under which any lodging facility is operated. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Effect of Subsidiary Entities—Taxable REIT Subsidiaries.” We may form additional TRSs in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to Observatory TRS and Holding TRS. Any income earned by a TRS of ours will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Gross Income Tests.” Because a TRS is subject to entity-level U.S. federal income tax and state and local income tax (where applicable) in the same manner as other taxable corporations, the income earned by a TRS of ours generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

The observatory operations at the Empire State Building have historically been part of the financial results of Empire State Building Company L.L.C., one of the non-controlled entities, and therefore, have not been consolidated into our predecessor’s financial statements. Instead, they have been a component of our predecessor’s equity investment in non-controlled entities. Following this offering and the formation transactions, these operations will be part of our consolidated results and we anticipate it will constitute a separate accounting segment. The revenues from our observatory operations will represent a significant portion of our operations following this offering and the formation transactions representing 17.6% and 18.0% of our pro forma revenues for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. For the six months ended June 30, 2013 and the year ended December 31, 2012, the lease payment from the observatory operations to the Empire State Building Company L.L.C. was $17.0 million and $56.0 million, respectively. Our operating partnership and Observatory TRS are party to a lease which is structured to pay our operating partnership a fixed minimum rent plus variable gross participations in certain operations of our observatory. Therefore, the amounts payable under this lease will be dependent upon the following: (i) the number of tourists (domestic and international) that come to New York City and visit the observatory, as well as any related tourism trends; (ii) the prices per admission that can be charged; (iii) seasonal trends affecting the number of visitors to the observatory; (iv) competition, in particular from the planned observation in the new property under construction at One World Trade Center; and (v) weather trends.

Operating expenses

Our operating expenses generally consist of repairs and maintenance, security, utilities, property-related payroll, bad debt expense and third-party management fees. Factors that may affect our ability to control these operating costs include: increases in insurance premiums, tax rates, the cost of periodic repair, renovation costs and the cost of re-leasing space, the cost of compliance with governmental regulation, including zoning and tax laws, the potential for liability under applicable laws and interest rate levels. Also, as a public company, our annual general and administrative expenses may be meaningfully higher compared to historical expenses due to legal, insurance, accounting and other expenses related to corporate governance, SEC reporting, other compliance matters and the costs of operating as a public company. If our operating costs increase as a result of any of the foregoing factors, our future cash flow and results of operations may be adversely affected.

The expenses of owning and operating a property are not necessarily reduced when circumstances, such as market factors and competition, cause a reduction in income from the property. If revenues drop, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes and maintenance generally, will not be materially reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. As a result, if revenues decrease in the future, static operating costs may adversely affect our future cash flow and results of operations. If similar economic conditions exist in the future, we may experience future losses.

Cost of funds and interest rates

We expect future changes in interest rates will impact our overall performance. Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. While we may seek to manage our exposure to future changes in rates, portions of our overall outstanding debt will likely remain at floating rates. Following this offering and the formation transactions, we expect our floating rate debt to represent 27.4% of our pro forma indebtedness. This floating rate debt includes $270.5 million of borrowings which we expect to have upon the closing of this offering, on a pro forma basis, under the secured revolving and term credit facility. Following the closing of this offering, we anticipate that we will enter into hedging instruments to reduce our floating rate exposure with respect to these borrowings under the term loan portion of the secured revolving and term credit facility. Our floating rate debt may increase to the extent we use available borrowing capacity under our loans to fund capital improvements. We continually evaluate our debt maturities, and, based on management’s current assessment, believe we have viable financing and refinancing alternatives that will not materially adversely impact our expected financial results. Upon completion of this offering and the formation transactions, we will have, on a pro forma basis, no debt maturities in the remainder of 2013 and approximately $198.4 million of maturities in 2014.

Competition

The leasing of real estate is highly competitive in Manhattan and the greater New York metropolitan market in which we operate. We compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to ours in the same markets in which our properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, we face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. In addition, competition from observatory and/or broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from our observatory and/or broadcasting operations. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our stockholders. If our competitors offer space at rental rates below current market rates, below the rental rates we currently charge our tenants, in better locations within our markets or in higher quality facilities, we may lose potential tenants and may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire.

Critical Accounting Policies

Basis of Presentation and Principles of Combination

The accompanying combined financial statements of our predecessor are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and with the rules and regulations of the SEC. The effect of all significant intercompany balances and transactions has been eliminated. The combined financial statements include all the accounts and operations of our predecessor. The real estate entities included in the accompanying combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership of the sponsors and/or their affiliates and family members. Equity interests in the combining entities that are not owned and controlled by the sponsors and/or their affiliates and family members are shown as investments in uncombined entities. We will also acquire these interests.

We have consolidated a variable interest entity, or VIE, in which we are considered a primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

We will assess the accounting treatment for each investment we may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of our predecessor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Real Estate

Commercial real estate properties are recorded at cost, less accumulated depreciation and amortization. The recorded cost includes cost of acquisitions, development and construction and tenant allowances and improvements. Expenditures for ordinary repairs and maintenance are charged to operations as incurred. Significant replacements and betterments which improve or extend the life of the asset are capitalized. Tenant improvements which improve or extend the life of the asset are capitalized. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any tenant improvements are written off if they are replaced or have no future value.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	39 years
Building improvements	Shorter of remaining life of the building or useful life
Building (leasehold interest)	Lesser of 39 years or remaining term of the lease
Furniture and fixtures	Four to seven years
Tenant improvements	Shorter of remaining term of the lease or useful life

For commercial real estate properties acquired after June 30, 2001, we assess the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities) in accordance with guidance included in ASC 805, and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings as if vacant, based on estimated fair values. We assess and consider fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenant’s credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial. Real estate properties acquired prior to July 1, 2001 were accounted for under the provisions of Accounting Principles Board (“APB”) 16 (“APB 16”), using the purchase method. Under the provisions of APB 16, we did not allocate any of the purchase prices to acquired leases. APB 16 was superseded by SFAS 141 and later SFAS 141(R).

Acquired in-place lease costs (tenant improvements, leasing commissions and in-place lease costs) are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Acquired assumed above- and below-market leases are amortized on a straight-line basis as an adjustment to rental revenue over the remaining term of the underlying leases, including, for below-market leases, fixed option renewal periods, if any. To date, all such acquired lease intangibles were deemed to be immaterial and have been recorded as part of the cost of the acquired building. The fair values associated with below-market rental renewal options are determined based on our experience and the relevant facts and circumstances that existed at the time of the acquisitions. For below-market leases with fixed option renewal periods, we have applied a minimum threshold of a 10% differential between the fixed rate for fixed rate renewals and estimated market rents when evaluating recording a below-market lease intangible.

Results of operations of properties acquired are included in the combined statements of income from the date of acquisition. Acquisition related costs are expensed as incurred.

Should a tenant terminate its lease, any unamortized acquired in-place lease costs and acquired in-place lease assets and assumed above- and below-market leases associated with that tenant will be written off to amortization expense or rental revenue, as indicated above.

For properties which we construct, we capitalize the cost to acquire and develop the property. The costs to be capitalized include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs of personnel directly involved and other costs incurred during the period of development.

Construction in progress is stated at cost, which includes the cost of construction, other direct costs and overhead costs attributable to the construction. Interest is capitalized if deemed material. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

We cease capitalization on the portions of a construction property substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

As a part of and concurrently with this offering and the formation transactions, we will distribute our interest in certain residential buildings and land located in Stamford, Connecticut, which is zoned for residential use and held for future development. These interests have a historical cost of $15.6 million as of June 30, 2013 and such residential buildings and land will be distributed to certain of the owners of our predecessor and therefore will not be acquired by us.

A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense is no longer recorded and the historic results are reclassified as discontinued operations.

Investments in Non-Controlled Entities

We account for our investments under the equity method of accounting where we do not have control but have the ability to exercise significant influence. Under this method, our investments are recorded at cost, and the investment accounts are adjusted for our share of the entities’ income or loss and for distributions and contributions. Equity income (loss) from non-controlled entities is allocated based on the portion of our ownership interest that is controlled by the sponsor in each entity. The agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of the entity’s income or loss generally follows the entity’s distribution priorities, which may change upon the achievement of certain investment return thresholds.

To the extent that we contributed assets to an entity, our investment in the entity is recorded at cost basis in the assets that were contributed to the entity. Upon contributing assets to an entity, we make a judgment as to whether the economic substance of the transaction is a sale. If so, gain or loss is recognized on the portion of the asset to which the other partners in the entity obtain an interest.

To the extent that the carrying amount of these investments on our combined balance sheets is different than the basis reflected at the entity level, the basis difference would be amortized over the life of the related asset and included in our share of equity in net income of the entity.

On a periodic basis, we assess whether there are any indicators that the carrying value of our investments in entities may be impaired on an other than temporary basis. An investment is impaired only if management’s estimate of the fair value of the investment is less than the carrying value of the investment on an other than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair value of the investment. None of our investments in non-controlled entities are other than temporarily impaired.

We recognize incentive income in the form of overage fees from certain uncombined entities (which include non-controlled and other properties not included in our predecessor’s combined balance sheets) as income to the extent it has been earned and not subject to a clawback feature.

If our share of distributions and net losses exceeds our investments for certain of the equity method investments and if we remain liable for future obligations of the entity or may otherwise be committed to provide future additional financial support, the investment balances would be presented in the accompanying combined balance sheets as liabilities. The effects of material intercompany transactions with these equity method investments are eliminated. None of the entity debt is recourse to us.

The revenues and expenses of our non-controlled entities, including those generated by our observatory operations and our broadcasting operations, are not included in the historical operating results of our predecessor. These revenues and expenses are included in the non-controlled entities’ financial statements and we recognize our share of net income, including those generated by our observatory operations and our broadcasting operations, through our share of equity in earnings. Upon completion of this offering and the formation transactions, the operations of our non-controlled entities, including our observatory operations and our broadcasting operations, will be combined with our company, our operating partnership and/or our subsidiaries. The revenue and expense recognition accounting policies in the financial statements of our non-controlled entities are substantially the same as those of our historical predecessor. For our observatory operations, revenues consist of admission fees to visit our observatory and are recognized as income when admission tickets are redeemed. We also recognize rental revenue attributable to a retail tenant which operates the concession space in the observatory. In addition, we also participate in revenues generated by concession operators from photography, audio and other products and services which are recognized as income at the time of sale. For our broadcasting operations, revenues consist of broadcasting licenses and related leased space. We recognize broadcasting licenses on a straight-line basis over the terms of the license agreements. We also receive rental revenue from certain broadcasting tenants which we recognize on a straight-line basis over the terms of the separate lease agreements. Expenses for our observatory and broadcasting operations are recognized as incurred.

Impairment of Long-Lived Assets

Long-lived assets, such as commercial real estate properties and purchased intangible assets subject to amortization, are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On a periodic basis, we assess whether there are any indicators that the value of our real estate properties may be impaired or that its carrying value may not be recoverable. If circumstances require that a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. We do not believe that the value of any of our properties and intangible assets were impaired during the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010.

Income Taxes

We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2013. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. To maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may also be subject to certain state, local, alternative minimum and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on our undistributed taxable income.

During the periods presented, the entities included in the combined financial statements are treated as partnerships or S corporations for U.S. federal and state income tax purposes and, accordingly, are not subject to entity-level tax. Rather, each entity’s taxable income or loss is allocated to its owners. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the accompanying combined financial statements.

Two of the limited liability companies in our predecessor have non-real estate income that is subject to New York City unincorporated business tax (“NYCUBT”). In 2012 and 2011 and the first half of 2013, one of these entities generated a loss for NYCUBT purposes while the other entity generated income. In 2010, both entities generated losses for NYCUBT purposes. It is estimated that it is more likely than not that those losses will not provide future benefit.

No provision or liability for local income taxes have been included in these combined financial statements, as current year taxable income subject to NYCUBT has been fully offset by a NYCUBT net operating loss carry forward from previous years.

We account for uncertain tax positions in accordance with ASC 740, “Income Taxes.” ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures. As of June 30, 2013, December 31, 2012 and 2011, we do not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of the income tax provision. As of June 30, 2013, the tax years ended December 31, 2009 through December 31, 2012 remain open for an audit by the IRS. We have not received a notice of audit from the IRS for any of the open tax years.

Segment Reporting

Management has determined that our predecessor operates in two reportable segments: a real estate segment and a construction contracting segment. Our real estate segment includes all activities related to the ownership, management, operation, acquisition, repositioning and disposition of our real estate assets, including properties which are accounted for by the equity method. Our construction segment includes all activities related to providing construction services to tenants and to other entities within and outside our company. These two lines of businesses are managed separately because each business requires different support infrastructures, provides different services and has dissimilar economic characteristics such as investments needed, stream of revenues and different marketing strategies. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Although our observatory operations are currently not presented as a segment in our predecessor’s historical financial statements since our predecessor has a non-controlling interest in such observatory operations, we anticipate that the operations of our observatory will encompass a reportable segment upon completion of this offering and the formation transactions.

Goodwill

Certain of the properties we will acquire in the formation transactions are owned in two-tier structures with one entity owning a fee or master leasehold interest in the property and the other entity owning an operating or sub leasehold interest. This structure was implemented at inception to achieve flow through tax treatment. The operating lessee controls the operations of the property with the operating lease structured in a manner that shares net operating results, including capital expenditures and debt service, between these two entities. Two of the operating lessees, Empire State Building Company L.L.C. and 501 Seventh Avenue Associates L.L.C., are non-controlled entities and only our predecessor’s non-controlling interest in the operations of these two entities are part of our predecessor’s historical operations. In the remainder of these two-tier structures, the operations of both the owner and the operating lessee are part of our historical predecessor and are consolidated into our predecessor’s historical financial statements.

The interests in our predecessor will be recorded at historical cost at the time of the formation transactions. Using the aggregate exchange values, as of June 30, 2012, on a pro forma basis, the carrying value of our assets is substantially below their fair value. The acquisition of the controlling interests in the non-controlled entities, including the two operating lessees, will be accounted for as an acquisition under the acquisition method of accounting and we will recognize the estimated fair value of the assets and liabilities acquired at the time of the consummation of the formation transactions. When we acquire the controlling interest in the assets of these two non-controlled operating lessees, the operating lease will be cancelled as the operations of the properties will be consolidated into our operations. The purchase price will be allocated to any identified tangible or intangible assets we are acquiring from these two entities. Since the non-controlled operating lessees have no interest in the land or base building, the excess of the purchase price over any identified tangible and intangible assets for Empire State Building Company L.L.C. and 501 Seventh Avenue Associates L.L.C. will be recognized as goodwill on our balance sheet.

Using the aggregate exchange values for the acquisition of these two non-controlled operating leaseholds, we expect to record approximately $883.3 million of goodwill. Approximately $256.0 million of the expected goodwill represents the fair value of the observatory operations of the Empire State Building after adjustment for an estimated market rent that the observatory would incur to the property owner, and approximately $627.3 million of the expected goodwill represents the remainder of the excess of the purchase price over identified tangible and intangible assets, of which approximately $604.5 million is attributable to Empire State Building Company L.L.C. and approximately $22.8 million is attributable to 501 Seventh Avenue Associates, L.L.C. Goodwill is not amortized and, therefore, will not affect our future cash flows but may affect our income statement, if impaired. Based upon the aggregate exchange values, as of June 30, 2013, the fair value of the assets of our company subsequently would have to decrease by over 67.4%, or $2.8 billion for a determination that the goodwill may be impaired.

We will review goodwill annually for impairment and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. Goodwill impairment evaluation requires us to perform a two-step impairment test. In the first step, we will compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we will record an impairment write-off equal to the difference. After completion of the formation transactions, we may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. This assessment can consider relevant events and circumstances such as macro economic conditions, industry and market considerations, overall report general financial performance and other relevant entity-specific events.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

The aggregate exchange value was determined by the independent valuer for the purpose of allocating equity interests in the 18 office and retail assets, one development parcel and our predecessor’s management companies that are being contributed to our company pursuant to the formation transactions. The independent valuer’s appraisal was prepared for the purpose of determining these allocations and not for the purpose of establishing the absolute enterprise value of our company. The independent valuer’s appraisal may be materially different from the market determination of the enterprise value of our company in this offering.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term liquid investments with original maturities of three months or less when purchased. The majority of our cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit. To date, we have not experienced any losses on our invested cash.

Restricted Cash

Restricted cash consists of amounts held by lenders and/or escrow agents to provide for future real estate tax expenditures and insurance expenditures, tenant vacancy related costs, debt service obligations and amounts held for tenants in accordance with lease agreements such as security deposits, as well as amounts held by our third-party property managers.

Revenue Recognition

Rental Revenue

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. We commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. We account for all of our leases as operating leases. Deferred rent receivables, including free rental periods and leasing arrangements allowing for increased base rent payments are accounted for in a manner that provides an even amount of fixed lease revenues over the respective non-cancellable lease terms. Differences between rental income recognized and amounts due under the respective lease agreements are recognized as an increase or decrease to deferred rents receivable.

The timing of rental revenue recognition is impacted by the ownership of tenant improvements and allowances. When we are the owner of the tenant improvements, revenue recognition commences after both the improvements are completed and the tenant takes possession or control of the space. In contrast, if we determine that the tenant allowances we are funding are lease incentives, then we commence revenue recognition when possession or control of the space is turned over to the tenant. Tenant improvement ownership is determined based on various factors including, but not limited to, whether the lease stipulates how and on what a tenant improvement allowance may be spent, whether the tenant or landlord retains legal title to the improvements at the end of the lease term, whether the tenant improvements are unique to the tenant or general-purpose in nature, and whether the tenant improvements are expected to have any residual value at the end of the lease.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters’ wage rate in effect during a base year or increases in the Consumer Price Index over the index value in effect during a base year.

We will recognize rental revenue of acquired in-place above- and below-market leases at their fair values over the terms of the respective leases, including, for below-market leases, fixed option renewal periods, if any.

Lease cancellation fees are recognized when the fees are determinable, tenant vacancy has occurred, collectability is reasonably assured, we have no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Such fees are included in other income and fees in our combined statements of income.

Upon completion of this offering and the formation transactions, the operations of our non-controlled entities, including our observatory operations and our broadcasting operations, will be combined with our company, our operating partnership and/or our subsidiaries. For our observatory operations, revenues consist of admission fees to visit our observatory and we will recognize them as income when admission tickets are redeemed. For our broadcasting operations, revenues consist of broadcasting licenses and related leased space. We recognize broadcasting licenses on a straight-line basis over the terms of the license agreements. We also receive rental revenue from certain broadcasting tenants which we recognize on a straight-line basis over the terms of the separate lease agreements.

We also earn concession revenues from photography, gifts and other products and services related to our observatory operations which are recognized at the time of sale.

Gains on Sale of Real Estate

We record a gain on sale of real estate when title is conveyed to the buyer and we have no substantial economic involvement with the property. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and account for the continued operations of the property by applying the finance, leasing, profit sharing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Gains from sales of depreciated properties are included in discontinued operations and the net proceeds from the sale of these properties are classified in the investing activities section of the combined statements of cash flows. During the periods presented, we did not sell any properties.

Third-Party Management, Leasing and Other Fees

We earn revenue arising from contractual agreements with affiliated entities of the sponsors that are not presented as controlled entities. This revenue is recognized as the related services are performed under the respective agreements in place.

Construction Revenue

Revenues from construction contracts are recognized under the percentage of completion method. Under this method, progress towards completion is recognized according to the ratio of incurred costs to estimated total costs. This method is used because management considers the “cost-to-cost” method the most appropriate in the circumstances.

Contract costs include all direct material, direct labor and other direct costs and an allocation of certain overhead related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Allowance for Doubtful Accounts

We maintain an allowance against tenant and other receivables and deferred rents receivables for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental revenue that is recoverable over the term of the respective lease. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations. If our estimate of collectability differs from the cash received, then the timing and amount of our reported revenue could be impacted. Bad debt expense is included in operating expenses on our combined statements of income and includes the impact of changes in the allowance for doubtful accounts on our combined balance sheets.

Discontinued Operations

We reclassify material operations related to properties sold during the period or held for sale at the end of the period to discontinued operations for all periods presented. There were no discontinued operations in the periods presented.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew leases, are amortized on a straight-line basis over the related lease term and the expense is included in depreciation and amortization in our combined statements of income. Upon the early termination of a lease, unamortized deferred leasing costs are charged to expense.

Deferred Financing Costs

Fees and costs incurred to obtain long-term financing have been deferred and are being amortized as a component of interest expense in our combined statements of income over the life of the respective mortgage on the straight-line method which approximates the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking debt, which do not close, are expensed in the period in which it is determined that the financing will not close.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

We use the following methods and assumptions in estimating fair value disclosures for financial instruments.

Cash and cash equivalents, restricted cash, tenant and other receivables, due from affiliated companies, prepaid expenses and other assets, accrued interest payable, due to affiliate companies, deferred revenue, tenant security deposits, accounts payable and accrued expenses in our combined balance sheets approximate their fair value due to the short-term maturity of these instruments.

The fair value of our mortgage notes payable and unsecured loans and notes payable-related parties, which are determined using Level 3 inputs, are estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made to us. The methodologies used for valuing financial instruments have been categorized into three broad levels as follows:

Level 1-	Quoted prices in active markets for identical instruments.

Level 2-	Valuations based principally on other observable market parameters, including:

Quoted prices in active markets for similar instruments;

Quoted prices in less active or inactive markets for identical or similar instruments;

Other observable inputs (such as risk free interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and

Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3-	Valuations based significantly on unobservable inputs.

Valuations based on third-party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

Valuations based on internal models with significant unobservable inputs.

These levels form a hierarchy. We follow this hierarchy for our financial instruments measured or disclosed at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

Offering Costs and Formation Transaction Expenses

In connection with this offering and the formation transactions, we have incurred or will incur incremental accounting fees, legal fees and other professional fees. Such costs will be deferred and recorded as a reduction of proceeds of this offering, or expensed as incurred if this offering is not consummated. Certain costs associated with this offering and the formation transactions not directly attributable to the solicitation of consents of the investors in the existing entities and this offering, but rather related to structuring the formation transaction, are expensed as incurred.

Recently Adopted Accounting Pronouncements

In May 2011 the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurements. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments in this ASU are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our combined financial statements.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income. The update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of the comprehensive income are presented. The amendments in this update are to be applied retrospectively and are effective for fiscal years and interim periods beginning after December 15, 2011, except for the amendment to the presentation of reclassifications of items out of accumulated other comprehensive income which the FASB issued a deferral of the effective date on November 8, 2011. The adoption of this guidance did not have a material impact on our condensed combined financial statements.

In September 2011, the FASB issued a new Accounting Standards Update (ASU) to enhance the disclosure requirements about an employer’s participation in a multiemployer pension plan. Employers that participate in a multiemployer pension plan will be required to provide a narrative description of the general nature of the plans and the employer’s participation in the plans that would indicate how the risks of these plans are different from single-employer plans and a disclosure of the minimum contributions required by the agreement. For each multiemployer pension plan that is individually significant, employers are required to provide additional disclosures including disaggregation of information. The guidance is effective for annual periods for fiscal years ending after December 15, 2011.

In December 2011, the FASB issued guidance that concluded when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity must apply the accounting guidance for sales of real estate to determine whether it should derecognize the in substance real estate. The reporting entity is precluded from derecognizing the real estate until legal ownership has been transferred to the lender to satisfy the debt. The guidance is effective for calendar year-end public and nonpublic companies in 2013 and is to be applied on a prospective basis. Early adoption of the guidance is permitted. The adoption of this guidance is not expected to have a material impact on our combined financial statements.

Results of Operations

Overview

For the periods presented, our predecessor’s portfolio was comprised of interests in ten office properties and six retail properties and non-controlled interests in the following four office properties, which are accounted for under the equity method of accounting: the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue. The fee ownership interests of the Empire State Building and 501 Seventh Avenue are included in our predecessor’s portfolio but the operating lease interests of these two properties are part of our predecessor’s equity interest in non-controlled entities. These non-controlled interests will represent a significant part of our operations following this offering and the formation transactions (56.2% and 57.9% of our pro forma revenues for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively) when they become consolidated into our operations. Also, for the periods presented below, rental revenue includes rental revenue earned by the Empire State Building and 501 Seventh Avenue related to leasehold rent, which upon acquisition by our company will be eliminated in consolidation. The following comparative discussion of results of operations discusses only the operations of our predecessor (which reflects its interest in the non-controlled entities as an equity investment). Therefore, for periods following the completion of this offering and the formation transactions, our results of operations will be materially different as they will consolidate the non-controlled entities and will disclose more detailed information concerning the Empire State Building, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue.

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012 (in thousands)

The following table summarizes the historical results of operations of our predecessor for six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
	2013	2012	Change	%
Revenues:
Rental revenue(1)	$88,905	$86,268	$2,637	3.1%
Tenant expense reimbursement	13,634	14,681	(1,047)	(7.1)%
Third-party management and other fees	4,183	3,170	1,013	32.0%
Construction revenue	12,400	8,144	4,256	52.3%
Other income and fees	2,867	4,983	(2,116)	(42.5)%

Total Revenues	121,989	117,246	4,743	4.0%
Operating Expenses:
Operating expenses	25,958	28,185	(2,227)	(7.9)%
Marketing, general and administrative expenses	13,174	7,575	5,599	73.9%
Construction expenses	12,789	8,700	4,089	47.0%
Real estate taxes	15,787	14,699	1,088	7.4%
Formation transaction expenses	3,000	723	2,277	314.9%
Depreciation and amortization	25,267	20,877	4,390	21.0%

Total Operating Expenses	95,975	80,759	15,216	18.8%

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	26,014	36,487	(10,473)	(28.7)%
Interest expense	28,911	26,488	2,423	9.1%

Income from Operations before Equity in Net Income of Non-controlled Entities	(2,897)	9,999	(12,896)	(129.0)%
Equity in net income of non-controlled entities	7,898	7,586	312	4.1%

Net Income	$5,001	$17,585	$(12,584)	(71.6)%

(1)	Includes $10,151 and $8,281 of leasehold rent for the six months ended June 30, 2013 and 2012, respectively.

Rental Revenue

Rental revenue increased by $2,637, or 3.1%, to $88,905 for the six months ended June 30, 2013 from $86,268 for the six months ended June 30, 2012. The increase was primarily attributable to increased overage rent at 501 Seventh Avenue of $787 and an increase in basic rent income at the Empire State Building of $1,083 attributable to increased debt service paid by Empire State Building Associates L.L.C. and passed through to Empire State Building Company, L.L.C. on additional financing.

Tenant Expense Reimbursement

Tenant expense reimbursement decreased by $1,047, or 7.1%, to $13,634 for the six months ended June 30, 2013 from $14,681 for the six months ended June 30, 2012. Generally, under our leases, we are entitled to reimbursement from our tenants for increases in the consumer price index, real estate tax and operating expenses associated with the leased property over the amount incurred for these operating expenses in the first year of the leases. Therefore, no tenant reimbursements are typically earned during the first year of a lease term. The decrease in tenant expense reimbursements for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012 was primarily attributable to a decline in electric income of $1,173 primarily due to new tenants generally having their space metered resulting in lower profit margins on electric than previous tenants billed on a non-metered basis. The decrease was partially offset by an increase in real estate tax reimbursement of $300.

Third-Party Management and Other Fees

Third-party management and other fees increased by $1,013, or 32.0%, to $4,183 for the six months ended June 30, 2013 from $3,170 for the six months ended June 30, 2012. This is primarily attributable to an increase in supervisory fees of $829.

Construction Revenue

Construction revenue increased by $4,256, or 52.3%, to $12,400 for the six months ended June 30, 2013 from $8,144 for the six months ended June 30, 2012. This increase is attributable to a higher number of construction projects during the six months ended June 30, 2013 compared to the six months ended June 30, 2012.

Other Income and Fees

Other income and fees decreased by $2,116, or 42.5%, to $2,867 for the six months ended June 30, 2013 from $4,983 for the six months ended June 30, 2012. This decrease is mainly attributable to $1,203 of lease cancellation fees earned during the six months ended June 30, 2012 with no corresponding fees earned during 2013, and lower overage fees distribution of $490.

Operating Expenses

Operating expenses decreased by $2,227, or 7.9%, to $25,958 for the six months ended June 30, 2013 from $28,185 for the six months ended June 30, 2012. This decrease is primarily attributable to a reduction in repairs and maintenance of $2,610 which was partially offset by higher operating payroll, marketing expense and insurance expense.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased by $5,599, or 73.9%, to $13,174 for the six months ended June 30, 2013 from $7,575 for the six months ended June 30, 2012. This variance primarily reflects an increase of $5,551 in professional fees.

Construction Expenses

Construction expenses increased by $4,089, or 47.0%, to $12,789 for the six months ended June 30, 2013 from $8,700 for the six months ended June 30, 2012. This increase correlates with the increase in the new construction projects as noted above in Construction Revenue.

Real Estate Taxes

Real estate taxes increased by $1,088, or 7.4%, to $15,787 for the six months ended June 30, 2013 from $14,699 for the six months ended June 30, 2012. The increase was primarily attributable to an aggregate increase of $835 at 250 West 57th Street, 1359 Broadway, One Grand Central Place and 1542 Third Avenue.

Formation Transaction Expenses

Formation transaction expenses increased by $2,277, or 314.9%, to $3,000 for the six months ended June 30, 2013 from $723 for the six months ended June 30, 2012. The increase was due to greater external legal, accounting, proxy solicitation, and investor relation services time and costs related to structuring the formation transactions.

Depreciation and Amortization

Depreciation and amortization increased by $4,390, or 21.0%, to $25,267 for the six months ended June 30, 2013 from $20,877 for the six months ended June 30, 2012. The increase in depreciation and amortization expense was primarily the result of improvements made at the Empire State Building and One Grand Central Place resulting in additional depreciation and amortization of $2,876 and a net increase at the other properties of $1,514.

Interest Expense

Interest expense (including amortization of mortgage costs) increased by $2,423, or 9.1%, to $28,911 for the six months ended June 30, 2013 from $26,488 for the six months ended June 30, 2012. This was primarily attributable to a net increase in interest expense of $2,545 at the Empire State Building due to higher loan balances, and amortization of deferred financing costs incurred in connection with the loan’s origination and subsequent draws and amendments, partially offset by lower interest expense at the other properties of $122.

Equity in Income of Non-controlled Entities

Equity in income of non-controlled entities increased by $312, or 4.1%, to $7,898 for the six months ended June 30, 2013 from $7,586 for the six months ended June 30, 2012, primarily due to increased net income at Empire State Building.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011 (in thousands)

The following table summarizes the historical results of operations of our predecessor for years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	%
Revenues:
Rental revenue(1)	$196,187	$198,494	$(2,307)	(1.2)%
Tenant expense reimbursement	29,483	31,063	(1,580)	(5.1)%
Third-party management and other fees	5,103	5,626	(523)	(9.3)%
Construction revenue	18,902	47,560	(28,658)	(60.3)%
Other income and fees	10,619	12,045	(1,426)	(11.8)%

Total Revenues	260,294	294,788	(34,494)	(11.7)%
Operating Expenses:
Operating expenses	55,707	57,102	(1,395)	(2.4)%
Marketing, general and administrative expenses	20,963	15,688	5,275	33.6%
Construction expenses	19,592	46,230	(26,638)	(57.6)%
Real estate taxes	30,406	29,160	1,246	4.3%
Formation transaction expenses	2,247	2,845	(598)	(21.0)%
Depreciation and amortization	42,690	35,513	7,177	20.2%

Total Operating Expenses	171,605	186,538	(14,933)	(8.0)%

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	88,689	108,250	(19,561)	(18.1)%
Interest expense	54,394	54,746	(352)	(0.6)%

Income from Operations before Equity in Net Income of Non-controlled Entities	34,295	53,504	(19,209)	(35.9)%
Equity in net income of non-controlled entities	14,348	3,893	10,455	268.6%

Net Income	$48,643	$57,397	$(8,754)	(15.3)%

(1)	Includes $39,415 and $42,902 of leasehold rent for the years ended December 31, 2012 and 2011, respectively.

Rental Revenue

Rental revenue decreased by $2,307, or 1.2%, to $196,187 for the year ended December 31, 2012 from $198,494 for the year ended December 31, 2011. The decrease was primarily attributable to (i) a decrease of $4,581 in overage rent received by Empire State Building Associates L.L.C. (lessor) for the year 2012 due to the payment of improvements and tenanting costs out of Empire State Building Company L.L.C. (lessee) operating cash flow after use of all currently available mortgage proceeds partially offset by (ii) an increase in basic rent income at the Empire State Building of $1,747 attributable to increased basic rent equal to increased debt service paid by the lessor on additional financing.

Tenant Expense Reimbursement

Tenant expense reimbursement decreased by $1,580, or 5.1%, to $29,483 for the year ended December 31, 2012 from $31,063 for the year ended December 31, 2011. Generally, under our leases, we are entitled to reimbursement from our tenants for increases in the consumer price index, real estate tax and operating expenses associated with the leased property over the amount incurred for these operating expenses in the first year of the leases. Therefore, no tenant reimbursements are typically earned during the first year of a lease term. The decrease in tenant expense reimbursements for the year ended December 31, 2012 as compared to the year ended December 31, 2011 was primarily attributable to a decline in electric income of $639 primarily due to new tenants generally having their space metered resulting in lower profit margins on electric than previous tenants billed on a non-metered basis and a decrease in consumer price index, or CPI, related escalation income of $1,139. The decreases were partially offset by an increase in real estate tax reimbursement of $530.

Third-Party Management and Other Fees

Third-party management and other fees decreased by $523, or 9.3%, to $5,103 for the year ended December 31, 2012 from $5,626 for the year ended December 31, 2011. This decrease is primarily attributable to a $635 decline in supervisory fees earned in 2012 primarily reflecting 2010 supervisory fee income earned in 2011 and acquisition fee income of $603 earned in 2011 (with no corresponding amounts earned in 2012), partially offset by $513 of increased professional fees charged to the properties being accounted for under the equity method, the option properties and the excluded properties and excluded businesses. Acquisition fee income relates to services provided by the supervisor or affiliates related to new investments related to the excluded properties and businesses.

Construction Revenue

Construction revenue decreased by $28,658, or 60.3%, to $18,902 for the year ended December 31, 2012 from $47,560 for the year ended December 31, 2011. This decrease is attributable to lower construction activity in the year ended December 31, 2012 compared to the year ended December 31, 2011. In 2012, we experienced a decrease in the project size of our construction projects. The aggregate revenue earned for the five largest projects in the year ended December 31, 2012 was $9,198, while the aggregate revenue earned for the five largest projects in the year ended December 31, 2011 was $41,539. The 2012 projects include revenue of $4,136 from the construction of a middle school in Connecticut and $17,421 in 2011 from the same project.

Other Income and Fees

Other income and fees decreased by $1,426, or 11.8%, to $10,619 for the year ended December 31, 2012 from $12,045 for the year ended December 31, 2011. This decrease is mainly attributable to $5,178 of income received and recognized in 2011 as a voluntary reimbursement of legal expenses previously incurred by us of which $5,021 was from the Helmsley estate, partially offset by net increases in other income, including an increase of $3,201 in lease cancellation fees primarily from tenants at First Stamford Place, One Grand Central Place and 1359 Broadway and an increase of $363 in connection with fee income related to additional offering costs for services provided by the supervisor and allocated to the properties being accounted for under the equity method and to the option properties.

Operating Expenses

Operating expenses decreased by $1,395, or 2.4%, to $55,707 for the year ended December 31, 2012 from $57,102 for the year ended December 31, 2011. This decrease is primarily attributable to a reduction in repairs and maintenance of $1,822 and bad debt expense of $729 which was partially offset by higher operating payroll of $1,454.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased by $5,275, or 33.6%, to $20,963 for the year ended December 31, 2012 from $15,688 for the year ended December 31, 2011. This variance primarily reflects an increase of $3,484 in professional fees for accounting and bookkeeping costs related to this offering and the formation transactions, as well as higher general and administrative costs of $594 and payroll costs of $1,289. This was partially offset by a $274 decrease in airplane expenses incurred by one of our predecessor management companies which are not reflected in 2012 (the shares in the airplanes were sold in 2011 by one of our predecessor management companies).

Construction Expenses

Construction expenses decreased by $26,638, or 57.6%, to $19,592 for the year ended December 31, 2012 from $46,230 for the year ended December 31, 2011. This decrease correlates with the decrease in the new construction projects as noted above in Construction Revenue.

Real Estate Taxes

Real estate taxes increased by $1,246, or 4.3%, to $30,406 for the year ended December 31, 2012 from $29,160 for the year ended December 31, 2011. The increase was primarily attributable to an aggregate increase of $1,113 at 250 West 57th Street, 1359 Broadway, One Grand Central Place, First Stamford Place and 500 Mamaroneck Avenue.

Formation Transaction Expenses

Formation transaction expenses decreased by $598, or 21.0%, to $2,247 for the year ended December 31, 2012 from $2,845 for the year ended December 31, 2011. The decrease was due to a lower amount of external legal, accounting, and valuation professional services time and costs related to structuring the formation transactions than on the solicitation of consents of investors and this offering as the transaction progresses from the formation stage to the solicitation and offering stage. For formation transaction expenses, our prior period financial results have been adjusted to reflect an immaterial correction. During fiscal year 2012, we determined that certain costs related to the structuring of the formation transactions that were previously included in deferred offering costs should have been expensed in the periods incurred. The correction resulted in immaterial changes to deferred costs and formation transaction expenses for the years ended December 31, 2011 and 2010 and had no impact on the net change in cash reported on the statement of cash flows. The formation transaction expenses will not have an impact on our results of operations or the dividends to be paid by us after closing of this offering and the formation transactions.

Depreciation and Amortization

Depreciation and amortization increased by $7,177, or 20.2%, to $42,690 for the year ended December 31, 2012 from $35,513 for the year ended December 31, 2011. The increase in depreciation and amortization expense was primarily the result of improvements made at the Empire State Building and One Grand Central Place resulting in additional depreciation and amortization of $7,016 and a net increase at the other properties of $161.

Interest Expense

Interest expense (including amortization of mortgage costs) decreased by $352, or 0.6%, to $54,394 for the year ended December 31, 2012 from $54,746 for the year ended December 31, 2011. This was primarily attributable to a net decrease in interest expense of $399 at the Empire State Building due to a 2011 prepayment fee on the repayment of prior mortgages of $2,343 and the write-off of $568 of unamortized loan costs (none in 2012) which was partially offset by an increase in interest expense due to higher loan balances at the Empire State Building and 250 West 57th Street.

Equity in Income of Non-controlled Entities

Equity in income of non-controlled entities increased by $10,455, or 268.6%, to $14,348 for the year ended December 31, 2012 from $3,893 for the year ended December 31, 2011. The net increase in equity in net income of non-controlled entities resulted from the following: an increase of $8,857 at the Empire State Building related to a net real estate tax refund of $10,131 received by the lessee of the Empire State Building for the fiscal years 2002/2003 through 2011/2012, of which our share is $2,406, and higher 2012 observatory net income of $10,608, of which our share is $2,519, lower 2012 operating expenses of $9,697, of which our share is $2,303, and higher rental revenue of $4,842, of which our share is $1,150; and an increase of $1,128 at 1350 Broadway related to an increase in rental revenue of $1,535, of which our share is $767.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010 (in thousands)

The following table summarizes the historical results of operations of our predecessor for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Change	%
Revenues:
Rental revenue(1)	$198,494	$166,159	$32,335	19.5%
Tenant expense reimbursement	31,063	32,721	(1,658)	(5.1)%
Third-party management and other fees	5,626	3,750	1,876	50.0%
Construction revenue	47,560	27,139	20,421	75.2%
Other income and fees	12,045	16,776	(4,731)	(28.2)%

Total Revenues	294,788	246,545	48,243	19.6%
Operating Expenses:
Operating expenses	57,102	60,356	(3,254)	(5.4)%
Marketing, general and administrative expenses	15,688	13,924	1,764	12.7%
Construction expenses	46,230	27,581	18,649	67.6%
Real estate taxes	29,160	27,585	1,575	5.7%
Formation transaction expenses	2,845	807	2,038	252.5%
Depreciation and amortization	35,513	34,041	1,472	4.3%

Total Operating Expenses	186,538	164,294	22,244	13.5%

Income from Operations Before Interest Expense and Equity in Net Income of Non-Controlled Entities	108,250	82,251	25,999	31.6%
Interest expense	54,746	52,264	2,482	4.7%

Income from Operations before Equity in Net Income of Non-controlled Entities	53,504	29,987	23,517	78.4%
Equity in net income of non-controlled entities	3,893	15,324	(11,431)	(74.6)%

Net Income	$57,397	$45,311	$12,086	26.7%

(1)	Includes $42,902 and $17,106 of leasehold rent for the years ended December 31, 2011 and December 31, 2010, respectively.

Rental Revenue

Rental revenue increased by $32,335, or 19.5%, to $198,494 for the year ended December 31, 2011 from $166,159 for the year ended December 31, 2010. This increase was primarily attributable to increased overage rent income at the Empire State Building of $24,669 which was primarily attributable to improvement costs funded by new borrowings made by Empire State Building Associates L.L.C. (the lessor) as opposed to Empire State Building Company L.L.C. (the lessee) funding improvements costs in 2011 through operating cash flow as had been done in 2010. In addition, the increase was attributable to (i) increased overage rent income at 501 Seventh Avenue of $704 which was primarily attributable to fewer improvements at the property; (ii) increased rental income at One Grand Central Place, 500 Mamaroneck and Metro Center which collectively accounted for $3,989 and was mainly due to new, renewed and expanded office leases; (iii) increased rental income of $3,492 at 250 West 57th Street including a significant retail lease that commenced in July 2010 that accounted for $861 of the increase and a write-off in 2010 of deferred straight-line receivable for cancellation of the previous retail tenant’s lease that accounted for $1,559 of the increase. Vacancy contributed to a decrease in rental income of $724 at 69-97 Main Street and the elimination of deferred rent receivable in connection with an early lease termination contributed to a decrease of $425 of rental income at 10 Union Square.

Tenant Expense Reimbursement

Tenant expense reimbursement decreased by $1,658, or 5.1%, to $31,063 for the year ended December 31, 2011 from $32,721 for the year ended December 31, 2010. Generally, under our leases, we are entitled to reimbursement from our tenants for increases in specific operating expenses associated with the leased property over the amount incurred for these operating expenses in the first year of the leases. Therefore, no tenant reimbursements are typically earned during the first year of a lease term. The decrease in tenant expense reimbursements for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily attributable to: (i) a decline in electric income of $1,735 primarily attributable to a decrease in electricity cost; (ii) operating expense reimbursements, which decreased by $734 mainly due to no reimbursement for the base year of new and renewal leases commenced in 2011; and (iii) Consumer Price Index income, which decreased by $412. This decrease was partially offset by: (i) real estate tax escalation income, which increased by $775 mainly due to increased real estate tax expense; (ii) cleaning income, which increased by $205; and (iii) security and repairs income, which increased by $169.

Third-Party Management and Other Fees

Third-party management and other fees increased by $1,876, or 50.0%, to $5,626 for the year ended December 31, 2011 from $3,750 for the year ended December 31, 2010. This increase is primarily attributable to increased supervisory and professional fees charged to the properties being accounted for under the equity method, the option properties and the excluded properties and excluded businesses. We earned (i) supervisory fees from such entities of $3,328 and $1,925 for the years ended December 31, 2011 and 2010, respectively, and (ii) property management fees from such entities of $1,667 and $1,233 for the years ended December 31, 2011 and 2010, respectively.

Construction Revenue

Construction revenue increased by $20,421, or 75.2%, to $47,560 for the year ended December 31, 2011 from $27,139 for the year ended December 31, 2010. This increase is attributable to greater construction activity in the year ended December 31, 2011 compared to the year ended December 31, 2010. In 2011, we experienced a significant increase in the project size of our construction projects. The aggregate revenue earned for the five largest projects in the year ended December 31, 2011 was $41,539, while the aggregate revenue earned for the five largest projects in the year ended December 31, 2010 was $19,725. The 2011 projects include revenue of (i) $16,196 from new construction of residential apartments and a residential parking garage at a development site adjacent to our entitled land in Stamford, Connecticut that will not be contributed to our predecessor in the formation transactions and (ii) $22,463 from the construction of two middle schools in Connecticut. We do not expect this increase in the project size and quantity of our construction projects to continue in the immediate future.

Other Income and Fees

Other income and fees decreased by $4,731 or 28.2%, to $12,045 for the year ended December 31, 2011 from $16,776 for the year ended December 31, 2010. This decrease is attributable to lease cancellation income which was $11,185 higher in the year ended December 31, 2010, related to four tenants at 1359 Broadway, First Stamford Place and 250 West 57th Street, all of which vacated their spaces in 2010. This decrease was partially offset by $5,178 of income received as a voluntary reimbursement of legal expenses previously incurred by us of which $5,021 was from the Helmsley estate, and $1,550 of professional fees earned from the option properties for the year ended December 31, 2011.

Operating Expenses

Operating expenses decreased by $3,254, or 5.4%, to $57,102 for the year ended December 31, 2011 from $60,356 for the year ended December 31, 2010. This decrease is primarily attributable to a decrease in electricity expense of $2,419 following a change in electric provider at certain of our Manhattan office properties resulting in better rates. Our bad debt expense also declined by $1,183 in 2011 due to improved collections. These decreases were partially offset by an increase to repairs and maintenance of $1,170.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased by $1,764, or 12.7%, to $15,688 for the year ended December 31, 2011 from $13,924 for the year ended December 31, 2010. This increase includes $717 of executive bonuses paid in 2011 and an increase to other administrative payroll of $384.

Construction Expenses

Construction expenses increased by $18,649, or 67.6%, to $46,230 for the year ended December 31, 2011 from $27,581 for the year ended December 31, 2010. This increase correlates with the increase in the new construction projects that were commenced in the years ended December 31, 2010 and 2011.

Real Estate Taxes

Real estate taxes increased by $1,575, or 5.7%, to $29,160 for the year ended December 31, 2011 from $27,585 for the year ended December 31, 2010. The increase was primarily attributable to increases of $867 at First Stamford Place and $275 at Metro Center, both attributable to prior year refunds received in the year ended December 31, 2010, and an increase of $334 at One Grand Central Place.

Depreciation and Amortization

Depreciation and amortization increased by $1,472, or 4.3%, to $35,513 for the year ended December 31, 2011 from $34,041 for the year ended December 31, 2010. The increase in depreciation and amortization expense was primarily the result of improvements made at the Empire State Building and One Grand Central Place resulting in additional depreciation and amortization of $3,060, which was partially offset by the write-off of unamortized tenant improvements and leasing costs at 1359 Broadway in 2010 associated with the early termination of leases resulting in a decrease of depreciation and amortization of $1,822 from that property.

Formation Transaction Expenses

Formation transaction expenses increased by $2,038, or 252.5%, to $2,845 for the year ended December 31, 2011 from $807 for the year ended December 31, 2010. The increase was because of external legal, accounting, and valuation professional services related to the structuring of the formation transactions. The process started late in 2010 and a majority of the costs were incurred in 2011. For formation transaction expenses, our prior period financial results have been adjusted to reflect an immaterial correction. During fiscal year 2012, we determined that certain costs related to the structuring of the formation transactions that were previously included in deferred offering costs should have been expensed in the periods incurred. The correction resulted in immaterial changes to deferred costs and formation transaction expenses for the years ended December 31, 2011 and 2010 and had no impact to the net change in cash reported on the statement of cash flows. The formation transaction expenses will not have an impact on our results of operations or the dividends to be paid by us after closing of this offering and the formation transactions.

Interest Expense

Interest expense (including amortization of mortgage costs) increased by $2,482, or 4.7%, to $54,746 for the year ended December 31, 2011 from $52,264 for the year ended December 31, 2010. The increase was primarily attributable to (i) a prepayment fee of $2,343 and increased amortization of prior mortgage costs of $1,222 less lower interest expense of $646 with respect to our new secured term loan at the Empire State Building which closed in July 2011; (ii) increased mortgage interest expense at 500 Mamaroneck Avenue and 501 Seventh Avenue due to increased borrowings (approximately $292 and $84, respectively); (iii) partially offset at 10 Union Square due to the 2010 prepayment of debt ($159 of increase in expense for the year ended December 31, 2010); and a decrease of $654 at various properties in connection with lower principal balances.

Equity in Income of Non-controlled Entities

Equity in income of non-controlled entities decreased by $11,431, or 74.6%, to $3,893 for the year ended December 31, 2011 from $15,324 for the year ended December 31, 2010. The decrease in our share of equity in net income of non-controlled entities primarily reflected (i) an increase in acquisition costs of $10,665 of which our share is $3,042, (ii) an increase in overage rent paid by the lessee of the Empire State Building in the amount of $24,669 and recognized by us as rental revenue which was attributable to 2011 improvement costs paid from proceeds of the new secured term loan, of which our share was $5,859; (iii) an increase in depreciation and amortization expense of $4,031 due to increased investment, of which our share was $1,148; and (iv) an increase of $4,684 in rental revenues, of which our share is $1,171.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, including lease-up costs, fund our renovation and repositioning programs, acquire properties, make distributions to our stockholders and other general business needs. Based on the historical experience of our predecessor and our business strategy, in the foreseeable future we anticipate we will generate positive cash flows from operations. In order to qualify as a REIT, we are required under the Code to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make quarterly distributions to our stockholders.

While we may be able to anticipate and plan for certain liquidity needs, there may be unexpected increases in uses of cash that are beyond our control and which would affect our financial condition and results of operations. For example, we may be required to comply with new laws or regulations that cause us to incur unanticipated capital expenditures for our properties, thereby increasing our liquidity needs. Even if there are no material changes to our anticipated liquidity requirements, our sources of liquidity may be fewer than, and the funds available from such sources may be less than, anticipated or needed. Our primary sources of liquidity will generally consist of cash on hand and cash generated from our operating activities, mortgage financings and unused borrowing capacity under our new secured revolving and term credit facility. We expect to meet our short-term liquidity requirements, including distributions, operating expenses, working capital, debt service, and capital expenditures from cash flows from operations, the net proceeds from this offering and $549.7 million of available borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis following this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances). The $549.7 million of available borrowing capacity is comprised of $531.0 million with respect to our secured revolving and term credit facility, $6.1 million with respect to our mortgage loan on 250 West 57th Street, $5.0 million of available borrowing capacity with respect to our mortgage loan on 1350 Broadway and $7.6 million of available borrowing capacity with respect to our mortgage loan on One Grand Central Place. The availability of these borrowings is subject to the conditions set forth in the applicable loan agreements. We expect to meet our long-term capital requirements, including acquisitions (including potentially the option properties), redevelopments and capital expenditures through our cash flows from operations, the net proceeds from this offering, our secured revolving and term credit facility, mortgage financings, debt issuances, common and/or preferred equity issuances and asset sales.

Upon completion of this offering and the formation transactions, we estimate we will receive gross proceeds from this offering of approximately $            (or $            if the underwriters’ option to purchase additional shares is exercised in full) assuming an initial public offering price of $            per share, which is the mid-point of the range of initial public offering prices set forth on the front cover of this prospectus. After deducting underwriting discounts and commissions and expenses of this offering from the gross proceeds, the net proceeds from this offering would be approximately $            (or $            if the underwriters’ option to purchase additional shares is exercised in full). We do not intend to use any of the net proceeds from this offering to fund distributions to our stockholders, but to the extent we use the net proceeds to fund distributions, these payments will be treated as a return of capital to our stockholders for U.S. federal income tax purposes. Pending the use of the net proceeds, we intend to invest such portion of the net proceeds in interest bearing accounts and short term, interest bearing securities that are consistent with our intention to qualify for taxation as a REIT.

On a pro forma basis, we expect to have approximately $1.16 billion of total consolidated indebtedness outstanding, with a weighted average interest rate of 5.04% and a weighted average maturity of 3.5 years. Upon completion of this offering and the formation transactions, we will have, on a pro forma basis, no debt maturing in the remainder of 2013 and approximately $198.4 million of debt maturing in 2014. Additionally, we expect to have $549.7 million of available borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances).

We expect to obtain an $800.0 million secured revolving and term credit facility upon the closing of this offering from lenders that will include certain of the underwriters of this offering or their respective affiliates. We have obtained a commitment for $400.0 million of availability under the secured revolving and term credit facility, subject to satisfaction of certain conditions precedent, from the representatives of the underwriters or their respective affiliates and they have also agreed to use commercially reasonable efforts to syndicate the remainder of the facility. We expect to use this secured revolving and term credit facility to, among other things, fund capital expenditures and tenant improvements and leasing commissions, potential acquisitions, general corporate matters and working capital. Additionally, the secured revolving and term credit facility will be used to repay and retire the existing $500.0 million term loan currently secured by the Empire State Building, which had a balance of $269.0 million as of June 30, 2013, and fully repay a loan made to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place which was made by an entity controlled by Anthony E. Malkin and Peter L. Malkin. We expect that the secured revolving and term credit facility will include an accordion feature that would allow us to increase availability thereunder to $1.25 billion, under specified circumstances. See “—Consolidated Indebtedness to be Outstanding After This Offering—Secured Revolving and Term Credit Facility.” There is no assurance that we will be able to enter into a definitive agreement relating to this facility on acceptable terms, or at all.

Our overall leverage will depend on our mix of investments and the cost of leverage. Our charter does not restrict the amount of leverage that we may use. Our properties require periodic investments of capital for individual lease related tenant improvements allowances, general capital improvements and costs associated with capital expenditures. Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $1.3 billion of mortgage loans (including currently undrawn amounts) on our properties, which will be assumed by us upon the consummation of this offering and the formation transactions in respect of obligations arising after the closing. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with our assumption of these mortgage loans, we will seek to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have our operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders do not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following this offering and the formation transactions, our operating partnership will enter into indemnification agreements with the guarantors and/or indemnitors pursuant to which our operating partnership will be obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness.

The following table summarizes our tenant improvement costs, leasing commission costs and our capital expenditures for the 18 properties we will own following this offering and the formation transactions as if they were consolidated for each of the periods presented:

Office Properties(1)

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010
Total New Leases, Expansions, and Renewals
Number of leases signed(2)	117	248	232	312
Total Square Feet	417,155	1,057,476	1,469,588	1,111,281
Leasing commission costs(3)	$5,032,525	$15,483,445	$26,582,405	$11,412,065
Tenant improvement costs(3)	20,282,339	45,840,513	58,391,713	35,493,556

Total leasing commissions and tenant improvement costs(3)	$25,314,864	$61,323,958	$84,974,118	$46,905,621

Leasing commission costs per square foot(3)	$12.06	$14.64	$18.09	$10.27
Tenant improvement costs per square foot(3)	48.62	43.35	39.73	31.94

Total leasing commissions and tenant improvement costs per square foot(3)	$60.68	$57.99	$57.82	$42.21

Retail Properties(4)

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010
Total New Leases, Expansions, and Renewals
Number of leases signed(2)	6	17	16	21
Total Square Feet	66,483	42,968	64,476	85,949
Leasing commission costs(3)	$4,764,298	$1,887,244	$2,326,194	$2,666,171
Tenant improvement costs(3)	1,874,499	—	212,088	760,650

Total leasing commissions and tenant improvement costs(3)	$6,638,797	$1,887,244	$2,538,282	$3,426,821

Leasing commission costs per square foot(3)	$71.66	$43.92	$36.08	$31.02
Tenant improvement costs per square foot(3)	28.20	—	3.29	8.85

Total leasing commissions and tenant improvement costs per square foot(3)	$99.86	$43.92	$39.37	$39.87

Total Portfolio
Capital expenditures(5)	$24,647,000	$57,421,000	$34,993,000	$43,670,000

(1)	Excludes an aggregate of 440,615 rentable square feet of retail space in our Manhattan office properties. Includes the Empire State Building broadcasting licenses and observatory operations.
(2)	Presents a renewed and expansion lease as one lease signed.
(3)	Presents all tenant improvement and leasing commission costs as if they were incurred in the period in which the lease was signed, which may be different than the period in which they were actually paid.
(4)	Includes an aggregate of 440,615 rentable square feet of retail space in our Manhattan office properties. Excludes the Empire State Building broadcasting licenses and observatory operations.
(5)	Includes all capital expenditures, excluding tenant improvement and leasing commission costs, which are primarily attributable to the renovation and repositioning program conducted at our Manhattan office properties.

As of June 30, 2013, on a pro forma basis, we expect to incur additional costs relating to obligations under signed new leases of approximately $56.7 million and $82.3 million during the remainder of 2013 and the 12 months ending June 30, 2014. This consists of approximately $55.5 million for tenant improvements and other improvements related to new leases and approximately $1.2 million on leasing commissions expected to be incurred during the remainder of 2013, and approximately $81.1 million for tenant improvements and other improvements related to new leases and approximately $1.2 million on leasing commissions expected to be incurred in the 12 months ending June 30, 2014. We intend to fund the tenant improvements and leasing commission costs through a combination of operating cash flow and borrowings under the secured revolving and term credit facility which we expect to obtain upon the closing of this offering from lenders that will include certain of the underwriters of this offering or their respective affiliates.

We currently intend to invest between $40.0 million and $70.0 million of additional capital through the end of 2013 (excluding leasing commissions and tenant improvements) in continuation of our renovation and repositioning program for our Manhattan office properties. These additional capital expenditures are considered part of both our short-term and long-term liquidity requirements. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation and repositioning program. In addition, we currently estimate that between $95.0 million and $125.0 million of capital is needed beyond 2013 to complete substantially the renovation and repositioning program at the Empire State Building, which we expect to occur by the end of 2016 due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. However, these estimates are based on current budgets and are subject to change. We intend to fund the capital improvements that are needed beyond 2013 to complete the renovation and repositioning program at the Empire State Building through a combination of operating cash flow and borrowings under the secured revolving and term credit facility which we expect to obtain upon the closing of this offering from lenders that will include certain of the underwriters of this offering or their respective affiliates.

During the six months ended June 30, 2013,

(i)	we borrowed $50.0 million on the Empire State Building secured term loan. The advance bears interest at 250 basis points over the 30-day LIBOR rate and is to be used to fund improvements at the Empire State Building as part of our renovation and repositioning program;

(ii)	we closed on a $9.5 million loan collateralized by 69-97 Main Street, Westport, CT. The loan bears interest at LIBOR plus 1.40% or Prime plus 0.50%. The loan matures on April 29, 2015 and has two one-year extension options. The proceeds of the loan were used to pay off the existing loan on 69-97 Main Street which matured on May 1, 2013;

(iii)	we closed on a $12.0 million loan collateralized by One Grand Central Place. $0.4 million was drawn at closing and $4.0 million was drawn during June 2013. The loan bears interest at the greater of (i) Prime plus 0.5% and (ii) 3.75% and matures on November 5, 2014. The net proceeds of this loan were used for tenant improvement and capital improvement costs at the property;

(iv)	we drew $3.0 million on a loan collateralized by 1350 Broadway. The proceeds of this draw were used in connection with improvements made at the property;

(v)	we extended the maturity of the $47.0 million loan collateralized by 501 Seventh Avenue from August 1, 2013 to February 1, 2014. The loan bears interest at Prime plus 100 basis points and we have the option to extend the maturity date of the loan for an additional six months to August 1, 2014. The net proceeds of this loan were used for tenant improvement and capital improvement costs at the property; and

(vi)	we closed on a loan made to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place which was made by an entity controlled by Anthony E. Malkin and Peter L. Malkin. The loan has a principal amount of $4.5 million, an outstanding balance of approximately $1.5 million and bears interest at 2.5% over 30-day LIBOR.

During 2012,

(i)	we borrowed an additional $9.0 million under the existing mortgage loan on 250 West 57th Street. The advance bears interest at a rate of Prime plus 100 basis points with a minimum floor of 6.50% per annum in connection with improvements of the property as part of our renovation and repositioning program;

(ii)	we borrowed $60.0 million on the Empire State Building secured term loan. The advance bears interest at 250 basis points over the 30-day LIBOR rate and is to be used to fund improvements at the Empire State Building as part of our renovation and repositioning program; and

(iii)	we borrowed $6.0 million under the existing loan on 1350 Broadway bearing interest at a rate of Prime plus 100 basis points with a minimum floor of 4.25% per annum in connection with improvements made at the property.

During 2011,

(i)	we arranged a variable-rate mortgage loan on 501 Seventh Avenue in the amount of $6.5 million, bearing interest at LIBOR plus 200 basis points in connection with improvements as part of our renovation and repositioning program;

(ii)	we borrowed $159.0 million on the Empire State Building secured term loan. The advance bears interest at 250 basis points over the 30-day LIBOR rate and was used to fund improvements at the Empire State Building as part of our renovation and repositioning program; and

(iii)

we borrowed $9.0 million under existing mortgage loans on 250 West 57th Street and 1350 Broadway bearing interest at a rate of Prime plus 100 basis points with a minimum floor of 6.50% per annum in connection with improvements as part of our renovation and repositioning program.

During 2010,

(i)	we borrowed $9.1 million under an existing mortgage loan on 1333 Broadway bearing interest at 6.32% per annum in connection with improvements as part of our renovation and repositioning program and

(ii)	we refinanced a maturing $18.4 million loan on 10 Union Square with a $22.0 million mortgage bearing interest at a rate of 6.00% per annum. The net proceeds were used for tenant improvements, loan costs and to distribute $3.1 million to existing investors.

Subsequent to June 30, 2013, during the two months ended August 31, 2013,

(i)	we borrowed an additional $1.5 million of the $4.5 million loan at First Stamford Place. The loan bears interest at 2.5% over 30-day LIBOR. The proceeds were used to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at the property;

(ii)	we borrowed $31.0 million on the Empire State Building secured term loan. The advance bears interest at 250 basis points over the 30-day LIBOR rate and is to be used to fund improvements at the Empire State Building as part of our renovation and repositioning program; and

(iii)	we signed a term sheet to refinance existing debt totaling $46.5 million, collateralized by 501 Seventh Avenue, and to increase the loan balance by $23.0 million. The loan will bear interest at 265 basis points over the 30-day LIBOR rate and will mature one year from the closing date. The additional proceeds will be used to fund tenant improvement and capital improvement costs at the property.

These principal amounts and rates of interest represent the fair values at the date of financing.

Leverage Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, we anticipate that our board of directors will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or floating rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form in which our indebtedness will be taken (including, but not limited to, recourse or non-recourse debt and cross collateralized debt). We expect to have approximately $1.16 billion of total consolidated indebtedness outstanding and $549.7 million of available borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances). Our overall leverage will depend on our mix of investments and the cost of leverage, however, we initially intend to maintain a level of indebtedness consistent with our plan to seek an investment grade credit rating. Our board of directors may from time to time modify our leverage policies in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

Consolidated Indebtedness to be Outstanding After This Offering

Upon completion of this offering and the formation transactions, we expect to have pro forma total indebtedness outstanding of approximately $1.16 billion (based on June 30, 2013 pro forma outstanding balances). This indebtedness is comprised of 23 mortgage loans secured by 16 of our properties and includes our secured revolving and term credit facility, 72.6% of which is anticipated to be at fixed rates. The weighted average interest rate on the total indebtedness is expected to be 5.04% per annum.

The following table (in thousands) sets forth certain information with respect to the mortgage indebtedness as of June 30, 2013 that we expect will be outstanding after this offering and the formation transactions.

Property Name	Stated Interest Rate	Principal Balance as of June 30, 2013		Debt Service Six Months Ended June 30, 2013	Amortization Commencement Date/Period	Maturity Date(1)		Estimated Principal Balance at Maturity
501 Seventh Avenue (first lien mortgage loan)	5.75%	$1,056		$49	2/01/05; 25 years	02/01/14		$1,037
(second lien mortgage loan)(2)	5.75%; 6.04%	39,029		1,820	25 years(3)	02/01/14		38,217
(third lien mortgage loan)	LIBOR + 2.0%	6,540		74	Interest only	02/01/14		6,540

1359 Broadway (first lien mortgage loan)	5.75%	9,751		455	4/01/05; 25 years	08/01/14		9,336
(second lien mortgage loan)(5)	5.75%; 5.87%; 6.40%	35,987		1,647	25 years(6)	08/01/14		34,689

One Grand Central Place (first lien mortgage loan)	5.34%	72,837		3,047	25 years(7)	11/05/14		69,600

(second lien mortgage loan)	7.00%	15,038		679	25 years(7)	11/05/14		14,586
(third lien mortgage loan)	Greater of (i) Prime +0.50% & (ii) 3.75%	4,382		7	25 years(7)	11/05/14		4,382

500 Mamaroneck Avenue	5.41%	32,914		1,239	2/01/07; 30 years	01/01/15		31,764

250 West 57th Street (first lien mortgage loan)	5.33%	26,037		1,202	2/05/07; 25 years	01/05/15		24,681
(second lien mortgage loan)	6.13%	11,390		532	4/05/09; 25 years	01/05/15		10,937
(third lien mortgage loan)	Greater of 4.25% and Prime +1%(8)	14,935		173	Interest only	01/05/15		14,935

69-97 Main Street, Westport, CT(9)	Greater of Prime +0.50% & LIBOR + 1.40%	9,500		15	Interest only	04/29/15		9,500
Metro Center (Note 1)(10)	5.80%	59,195		2,475	2/01/04; 30 years	01/01/16		55,144
(Note 2)(10)	6.02%	37,853		1,438	8/01/09; 30 years	01/01/16		36,225

10 Union Square	6.00%	21,128		799	6/01/10; 30 years	05/01/17		19,752

10 Bank Street	5.72%	33,684		1,248	7/01/09; 30 years	06/01/17		31,194

1542 Third Avenue	5.90%	19,191		754	7/01/07; 30 years	06/01/17		17,569

First Stamford Place	5.65%	247,205		8,612	08/05/12; 30 years	07/05/17		232,753

383 Main Avenue	5.59%	30,667		1,117	08/05/09; 30 years	07/05/17		28,333

1010 Third Avenue and 77 West 55th Street	5.69%	28,336		1,043	08/05/09; 30 years	07/05/17		26,160

1333 Broadway	6.32%	79,079	(11)	2,582	Currently interest only(12)	01/05/18		66,511

Secured Revolving and Term Credit Facility(4)	LIBOR + 1.45%	269,000		3,771	Interest only	09/01/18		269,000
1350 Broadway (first lien mortgage loan)	5.87%	43,713	(13)	1,241	Currently interest only(14)	04/05/18		36,929
(second lien mortgage loan)	Greater of 4.25% and Prime +1%(15)	13,822	(16)	249	Interest only	10/10/14	(17)	13,677

Total/Weighted Average:	5.04%	$1,162,269		$36,268				$1,103,451

(1)	Pre-payment is generally allowed for each loan with no pre-payment penalty or upon payment of a customary pre-payment penalty.
(2)	Represents the two tranches of the second lien mortgage loan.
(3)	Amortization began on April 1, 2005 as to $39,424 original principal and on April 1, 2006 as to $8,276 original principal.
(4)	Represents borrowings under the secured revolving and term credit facility discussed below.
(5)	Represents three tranches of the second lien mortgage loan.
(6)	Amortization began on April 1, 2005 as to $6,969 original principal, on December 1, 2005 as to $13,803 original principal and on September 1, 2007 as to $21,228 original principal.
(7)	Amortization began on August 5, 2007 as to $84,000 original principal and on December 5, 2009 as to $16,000 original principal. During May 2013, we closed on a $12,000 loan collateralized by One Grand Central Place. $382 was drawn at closing and $4,000 was drawn during June 2013. The loan bears interest at the greater of (i) Prime plus 0.5.% and (ii) 3.75% and matures on November 5, 2014.
(8)	Prior to January 5, 2015, we have the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of two days prior to the effective date of the fixing of the interest rate, and (ii) the greater of (a) 5.00% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of 30 days prior to the effective date of the fixing of the interest rate. If option (i) is selected, we will be subject to the payment of pre-payment fees, and if option (ii) is selected, we may prepay the loan without any pre-payment fees.
(9)	Represents a new $9,500 loan which we closed on during April 2013. The new loan bears interest at LIBOR plus 1.40% or Prime plus 0.50% and matures on April 29, 2015. The loan has two one-year extension options.
(10)	Notes 1 and 2 are pari passu.
(11)	Includes unamortized premium of $8,216.
(12)	Amortization began on February 5, 2013, with a period of 30 years.
(13)	Includes unamortized premium of $4,044.
(14)	Amortization began on May 5, 2013, with a period of 30 years.
(15)	Prior to October 10, 2014, we have the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to October 10, 2014 as most recently made available by the Federal Reserve Board as of two business days prior to the effective date of the fixing of the interest rate.
(16)	Includes unamortized premium of $144. During June 2013, we drew an additional $3,000 on this loan.
(17)	We have the right to extend the maturity date to April 5, 2018. If we elects to extend the term of the loan, the interest rate will be reset at an annual rate equal to, at our option, either: (i) the greater of (a) 6.5% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to April 5, 2018 as most recently made available by the Fed Reserve Board as of 30 days prior to the first day of the extended term of the loan or (ii) the greater of (a) 6.75% or (b) 325 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to April 5, 2018 as most recently made available by the Federal Reserve Board as of 30 days prior to the first day of the extended term of the loan. If option (i) is selected, we will be subject to the payment of pre-payment fees, and if option (ii) is selected, we may prepay the loan without any pre-payment fees.

The following is a summary of the material provisions of the secured term loan agreement with respect to our new secured revolving and term credit facility.

Secured Revolving and Term Credit Facility

In connection with this offering and the formation transactions, we have received a commitment letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), who will act as joint lead arranger, Bank of America, N.A. (“Bank of America”), an affiliate of Merrill Lynch, who will act as administrative agent and Goldman Sachs Bank USA, an affiliate of Goldman Sachs & Co., who will act as syndication agent and joint lead arranger, with respect to the revolving credit and term loan facilities, which are collectively referred to herein as the secured revolving and term credit facility, in the maximum aggregate original principal amount of $800.0 million. Pursuant to the commitment letter, the joint lead arrangers have agreed to use commercially reasonable efforts to arrange for a syndicate of financial institutions, including Bank of America and Goldman Sachs Bank USA, to provide commitments and act as lenders under the secured revolving and term credit facility. Bank of America and Goldman Sachs Bank USA have each committed to lend up to $200.0 million of the amount of the secured revolving term and credit facility, subject to satisfaction of certain conditions precedent, including (a) the accuracy and completeness of all representations made by us and our compliance with the terms of the commitment letter; (b) the negotiation, execution and delivery of definitive documentation; (c) receipt of commitments in an aggregate principal amount of $400.0 million from lenders other than Bank of America and Goldman Sachs Bank USA; and (d) certain other customary closing conditions as described in the commitment letter. We expect the secured revolving and term credit facility will be comprised of a term loan, which is referred to herein as the term loan, and a revolving credit facility, which is referred to herein as the revolving credit facility, in the maximum original principal amount of the difference between $800.0 million and the original balance under the term loan. We expect the secured revolving and term credit facility will contain an accordion feature that would allow us to increase the maximum aggregate principal amount to $1.25 billion under specified circumstances. We expect to use the secured revolving and term credit facility to, among other things, fund capital expenditures and tenant improvements and leasing commissions, potential acquisitions, general corporate matters and working capital. The secured revolving and term credit facility will be used to fully repay the existing $500.0 million term loan currently secured by the Empire State Building, which had a balance of $269.0 million as of June 30, 2013. The existing $500.0 million term loan currently secured by the Empire State Building was entered into with institutional lenders, including HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and Capital One, National Association. The outstanding principal amount of the existing $500.0 million term loan bears interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the term loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The maturity date of this term loan is July 26, 2014, which we may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, upon payment of an extension fee of 0.25% of the total availability under the term loan agreement at the time of such extension. Such extensions are subject to customary conditions, including the satisfaction of certain loan-to-value and debt-yield ratios at the time the extension is requested and the absence of an event of default.

In addition, shortly after the closing of this offering, we expect to use the secured revolving and term credit facility to fully repay a loan made to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place which was made by an entity controlled by Anthony E. Malkin and Peter L. Malkin. The loan has a principal amount of $4.5 million, an outstanding balance as of June 30, 2013 of approximately $1.5 million and bears interest at 2.5% over 30-day LIBOR. The determination to repay principal on the loan is made by us in our sole discretion and the loan is prepayable at any time, without premium.

We expect that we and certain of our subsidiaries will be guarantors of the secured revolving and term credit facility and will pledge specified equity interests in our subsidiaries as collateral for our obligations under the secured revolving and term credit facility. We refer to us, our operating partnership and our subsidiaries who will be guarantors collectively as the loan parties.

Availability. The amount available to us under the secured revolving and term credit facility will be based on adjusted net operating income from all of the borrowing base properties, and subject to parameters that reference a minimum debt service coverage ratio and an assumed amortization term and interest rate.

Interest. Amounts outstanding under the term loan will bear interest at a floating rate equal to, at our election, (x) a Eurodollar rate, plus a spread that we expect will range from 1.00% to 2.00% depending upon our leverage ratio and credit rating which, based on our expected total indebtedness to total asset value leverage ratio upon the completion of this offering, would result in a spread of 1.45%; or (y) a base rate, plus a spread that we expect will range from 0.00% to 1.00% depending upon our leverage ratio and credit rating which, based on our expected total indebtedness to total asset value leverage ratio upon the completion of this offering, would result in a spread of 0.45%. Amounts outstanding under the revolving credit facility will bear interest at a floating rate equal to, at our election, (x) a Eurodollar rate, plus a spread that we expect will range from 0.93% to 1.70% depending upon our leverage ratio and credit rating which, based on our expected total indebtedness to total asset value leverage ratio upon the completion of this offering, would result in a spread of 1.25%; or (y) a base rate, plus a spread that we expect will range from 0.00% to 0.70% depending upon our leverage ratio and credit rating which, based on our expected total indebtedness to total asset value leverage ratio upon the completion of this offering, would result in a spread of 0.25%.

Fees. We will also pay certain customary fees and expense reimbursements.

Maturity. We expect the term loan will have a term of five years and the revolving credit facility will have an initial term of four years. We expect to have the option to extend the initial term of the revolving credit facility for an additional one-year period, subject to certain conditions, including the payment of an extension fee equal to 0.20% of the then-outstanding commitments under the revolving credit facility.

Financial Covenants. The secured revolving and term credit facility will include the following financial covenants: (i) maximum leverage ratio of total indebtedness to total asset value of the loan parties and their consolidated subsidiaries will not exceed 60%, (ii) consolidated secured indebtedness (excluding the secured revolving and term credit facility) will not exceed 40% of total asset value, (iii) tangible net worth will not be less than the sum of 80% of tangible net worth at the closing of the secured revolving and term credit facility plus 75% of net equity proceeds received by us after the closing date (other than proceeds received by us in connection with any dividend reinvestment program), (iv) adjusted EBITDA (as defined in the commitment letter) to consolidated fixed charges will not be less than 1.50x, (v) consolidated variable rate debt will not exceed 25% of total asset value and (vi) consolidated secured recourse indebtedness (excluding the secured revolving and term credit facility) will not exceed 10% of total asset value. Subject to certain customary exceptions and excluding dividends and distributions payable solely in our common stock, we will be restricted from paying dividends or other distributions in excess of the greater of (x) 95% of funds from operations (as defined in the commitment letter) and (y) the amount of dividends and other distributions we are required to pay in order to maintain our qualification as a REIT and (other than during an event of default) to avoid the payment of federal or state income or excise tax; provided, that if certain events of default exist, we may be precluded from paying any dividends or other distributions.

Events of Default. We expect the secured revolving and term credit facility will contain customary events of default (subject in certain cases to specified cure periods), including but not limited to non-payment, breach of covenants, representations or warranties, cross defaults, bankruptcy or other insolvency events, judgments, ERISA events, invalidity of loan documents, loss of REIT qualification, and occurrence of a change of control (to be defined in the definitive documentation for the secured revolving and term credit facility).

Contractual Obligations

The following table summarizes the amounts due in connection with our contractual obligations described below for the years ended December 31, 2013 (assuming all debt obligations as of June 30, 2013 were outstanding as of January 1, 2013) through 2017 and thereafter on a pro forma basis (in thousands). For a description of the pro forma adjustments made to our predecessor’s historical financial statements, see “Unaudited Pro Forma Financial Information.”

	Pro Forma Year Ended December 31
	2013	2014	2015	2016	2017	Thereafter	Total
Mortgages and other debt(1)
Interest expense	$56,150	$50,156	$38,207	$31,940	$22,300	$4,063	$202,816
Amortization	15,671	14,859	10,051	7,921	5,335	306	54,143
Principal repayment	—	192,064	91,817	91,369	355,760	372,441	1,103,451
Ground leases	108	108	108	108	108	2,763	3,303
Tenant improvement and leasing commission costs	56,713	25,617	—	—	—	—	82,330

Total	$128,642	$282,804	$140,183	$131,338	$383,503	$379,573	$1,446,043

(1)	Assumes no extension options are exercised.

Off-Balance Sheet Arrangements

As of June 30, 2013, we did not have any off-balance sheet arrangements.

Distribution Policy

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax liability on our income and the 4% nondeductible excise tax.

Before we pay any distribution, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and obligations to make payments of principal and interest, if any. However, under some circumstances, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. However, we currently have no intention to use the net proceeds from this offering to make distributions nor do we currently intend to make distributions using shares of our common stock.

Cash Flows

Comparison of Six Months Ended June 30, 2013 to the Six Months Ended June 30, 2012 (in thousands)

Net cash. Cash on hand was $80,516 and $63,876, respectively, as of June 30, 2013 and June 30, 2012.

Operating activities. Net cash provided by operating activities decreased by $22,349 to $44,397 for the six months ended June 30, 2013 compared to $66,746 for the six months ended June 30, 2012. This decrease resulted from changes in working capital accounts primarily relating to a decrease in tenant and other receivables and a decrease in distributions of cumulative earnings from non-controlled entities.

Investing activities. Net cash used in investing activities decreased by $29,689 to $33,420 for the six months ended June 30, 2013 compared to $63,109 for the six months ended June 30, 2012. This decrease resulted primarily from a $15,039 decrease in building improvement and tenant improvement costs and a decrease in due from affiliates for advances for leasehold interests and improvements of $15,061.

Financing activities. Net cash provided by financing activities increased by $44,117 to $18,040 for the six months ended June 30, 2013 compared to $26,077 of net cash used for the six months ended June 30, 2012. This increase primarily resulted from a $22,899 increase in net borrowings, a $1,362 increase in net borrowings from an unsecured loan and a $16,480 decrease in distributions to investors.

Comparison of Year Ended December 31, 2012 to the Year Ended December 31, 2011 (in thousands)

Net cash. Cash on hand was $51,499 and $86,316, respectively, as of December 31, 2012 and 2011.

Operating activities. Net cash provided by operating activities increased by $46,671 to $94,353 for the year ended December 31, 2012 compared to $47,682 for the year ended December 31, 2011. This increase resulted from changes in working capital accounts primarily relating to a decrease in net due from affiliated companies of $44,546 which resulted in an increase in cash from operating activities in the year ended December 31, 2012 as compared with the year ended December 31, 2011.

Investing activities. Net cash used in investing activities increased by $47,754 to $108,281 for the year ended December 31, 2012 compared to $60,527 for the year ended December 31, 2011. This increase resulted primarily from a $42,138 increase in building improvements and tenant improvements costs, including $15,061 attributable to investing activities of affiliates.

Financing activities. Net cash used in financing activities increased by $32,019 to 20,889 for the year ended December 31, 2012 compared to $11,130 of net cash provided by financing activities for the year ended December 31, 2011. This increase primarily reflected a decrease in net proceeds and repayments of mortgage loans and unsecured notes of $13,747 and a $16,212 increase in distributions to investors.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010 (in thousands)

Net cash. Cash on hand was $86,316 and $88,031, respectively, as of December 31, 2011 and 2010.

Operating activities. Net cash provided by operating activities decreased by $25,892 to $47,682 for the year ended December 31, 2011 compared to $73,574 for the year ended December 31, 2010. This decrease primarily resulted from the following changes in working capital accounts, all of which resulted in decreases in cash from operating activities in the year ended December 31, 2011 as compared with the year ended December 31, 2010: increases in the change in tenant and other receivables of $2,451, increases in offering costs due from affiliated companies of $8,501, decreases in deferred revenues and other liabilities of $1,779, and a decrease in cash inflows relating to accounts payable and accrued expenses and accrued interest payable of $6,802. Additionally, payments of deferred leasing costs relating to tenant leases increased by $6,403.

Investing activities. Net cash used in investing activities increased $25,690 to $60,527 for the year ended December 31, 2011 compared to $34,837 for the year ended December 31, 2010. This increase resulted primarily from a $25,217 increase in building improvements and tenant improvement costs.

Financing activities. Net cash provided by financing activities increased $55,923 to $11,130 for the year ended December 31, 2011 compared to $44,793 of net cash used for the year ended December 31, 2010. This increase primarily resulted from a $67,000 increase in net borrowings in connection with the Empire State Building, partially offset by financing charges of $7,172 on the new loan and an increase in deferred costs of $4,397 relating to the formation transactions.

Net Operating Income

Following the closing of this offering, our financial reports will include a discussion of property net operating income, or NOI. NOI is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties and to determine trends in earnings and to compute the fair value of our properties as it is not affected by; (i) the cost of funds of the property owner, (ii) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (iii) acquisition expenses and formation transaction expenses, or (iv) general and administrative expenses and other gains and losses that are specific to the property owner. The cost of funds is eliminated from net operating income because it is specific to the particular financing capabilities and constraints of the owner. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital which may have changed or may change in the future. Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our office or retail properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed, purchases or sales. We believe that eliminating these costs from net income is useful because the resulting measure captures the actual revenue, generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, depreciation and amortization expense and gains or losses from the sale of properties, and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income computed in accordance with GAAP and discussions elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the components of net income that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not-be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

The following table presents a reconciliation of our historical and pro forma net income, the most directly comparable GAAP measure, to NOI for the periods presented (in thousands):

	Pro Forma		Historical
	For the Six Months Ended June 30,	For the Year Ended December 31,	For the Six Months Ended June 30,	For the Year Ended December 31,
	2013	2012	2013	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)
Net income(1)	$29,236	$77,666	$5,001	$48,643	$57,397	$45,311
Add:
Marketing, general and administrative expenses	21,700	34,001	13,174	20,963	15,688	13,924
Total depreciation and amortization(2)	50,737	101,118	28,961	49,642	42,741	40,121
Interest expense, net(3)	27,659	54,156	30,879	58,265	58,467	55,851
Construction expenses	12,789	19,592	12,789	19,592	46,230	27,581
Formation transaction expenses(4)	—	—	3,000	2,247	2,845	807
Less:
Construction revenue	(12,400)	(18,902)	(12,400)	(18,902)	(47,560)	(27,139)
Third-party management and other fees	(3,662)	(3,060)	(4,183)	(5,103)	(5,626)	(3,750)

Net operating income	$126,059	$264,571	$77,221	$175,347	$170,182	$152,706

Other Net Operating Income Data
Straight line rental revenue	$13,597	$25,470	$1,907	$2,568	$3,116	$3,989
Net increase in rental revenue from the amortization of above and below-market lease assets and liabilities	$4,306	$7,536	$—	$—	$—	$—
Amortization of assumed below-market ground lease(5)	$829	$1,657	$—	$—	$—	$—
Ground rent earned from non-controlled entities	$—	$—	$10,151	$39,415	$42,902	$17,106
Management fees from non-controlled entities	$—	$—	$1,479	$4,251	$4,026	$1,254

(1)	Excludes gains/losses from sales.
(2)	Includes adjustment for proportionate share of depreciation and amortization expense relating to non-controlled entities of $3,694, $6,952, $7,228 and $6,080 for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.
(3)	Includes adjustment for proportionate share of interest expense, net related to non-controlled entities of $1,968, $3,871, $3,721 and $3,587 for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.
(4)	Includes external offering costs incurred that are not directly attributable to the consent solicitation of investors in the existing entities and this offering.

(5)	Upon completion of this offering and the formation transactions, we will incur amortization of the assumed below-market ground lease attributable to 1350 Broadway, in addition to the contractual ground rent payment of $108.

Funds from Operations

We present below a discussion of funds from operations, or FFO. We compute FFO in accordance with the “White Paper” on FFO published by the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income (loss) (determined in accordance with GAAP), excluding impairment writedowns of investments in depreciable real estate and investments in in-substance real estate investments, gains or losses from debt restructurings and sales of depreciable operating properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs), less distributions to non-controlling interests and gains/losses from discontinued operations and after adjustments for unconsolidated partnerships and joint ventures. FFO is a widely recognized non-GAAP financial measure for REITs that we believe, when considered with financial statements determined in accordance with GAAP, is useful to investors in understanding financial performance and providing a relevant basis for comparison among REITs. In addition, FFO is useful to investors as it captures features particular to real estate performance by recognizing that real estate has generally appreciated over time or maintains residual value to a much greater extent than do other depreciable assets. Investors should review FFO, along with GAAP net income, when trying to understand an equity REIT’s operating performance. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that results from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. There can be no assurance that FFO presented by us is comparable to similarly titled measures of other REITs. FFO does not represent cash generated from operating activities and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or to cash flow from operating activities determined in accordance with GAAP. FFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Although FFO is a measure used for comparability in assessing the performance of REITs, as the NAREIT White Paper only provides guidelines for computing FFO, the computation of FFO may vary from one company to another.

The following table presents a reconciliation of our historical and pro forma net income, the most directly comparable GAAP measure, to FFO for the periods presented (in thousands):

	Pro Forma		Historical
	For the Six Months Ended June 30,	For the Year Ended December 31,	For the Six Months Ended June 30,	For the Year Ended December 31,
	2013	2012	2013	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)
Net income(1)	$29,236	$77,666	$5,001	$48,643	$57,397	$45,311
Add:
Real estate depreciation and amortization(2)	50,397	100,414	28,812	49,300	42,364	39,709

Funds from operations	$79,633	$178,080	$33,813	$97,943	$99,761	$85,020

(1)	Excludes gains/losses from sales.
(2)	Includes adjustment for proportionate share of real estate depreciation and amortization expense relating to non-controlled entities of $3,614, $6,772, $7,049 and $5,915 for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.

EBITDA

Presented below is a discussion of EBITDA. We compute EBITDA as net income plus interest expense, net of interest income, income taxes and depreciation and amortization. We present EBITDA because we believe that EBITDA, along with cash flow from operating activities, investing activities and financing activities, provides investors with an additional indicator of our ability to incur and service debt. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance, as an alternative to net cash flows from operating activities (determined in accordance with GAAP), or as a measure of our liquidity.

The following table presents a reconciliation of our historical and pro forma net income, the most directly comparable GAAP measure, to EBITDA for the periods presented (in thousands):

	Pro Forma		Historical
	For the Six Months Ended June 30,	For the Year Ended December 31,	For the Six Months Ended June 30,	For the Year Ended December 31,
	2013	2012	2013	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)
Net income(1)	$29,236	$77,666	$5,001	$48,643	$57,397	$45,311
Add:
Income taxes(2)	3,211	3,408	114	49	42	—
Interest expense, net(3)	27,659	54,156	30,879	58,265	58,467	55,851
Total depreciation and amortization(4)	50,737	101,118	28,961	49,642	42,741	40,121

EBITDA	$110,843	$236,348	$64,955	$156,599	$158,647	$141,283

(1)	Excludes gains/losses from sales.
(2)	Includes additional federal, state and local tax expense of $1,564 and $2,098 we expect to incur for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, related to our observatory operations through a TRS.
(3)	Includes adjustment for proportionate share of interest expense, net related to non-controlled entities of $1,968, $3,871, $3,721 and $3,587 for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.
(4)	Includes adjustment for proportionate share of depreciation and amortization expense relating to non-controlled entities of $3,694, $6,952, $7,228 and $6,080 for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.

Distribution to Equity Holders

Distributions have been made to equity holders in 2010, 2011, 2012 and 2013 as follows:

For the year ended:
December 31, 2010	$40,674,000
December 31, 2011	$46,691,000
December 31, 2012	$62,903,000
For the period ended:
March 31, 2013	$19,528,000
June 30, 2013	$27,427,000

Inflation

Substantially all of our leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. We believe inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above. We do not believe inflation has had a material impact on our historical financial position or results of operations.

Seasonality

We do not consider our business to be subject to material seasonal fluctuations, except that our observatory business is subject to tourism trends and weather, and therefore does experience some seasonality. During the past ten years of our annual observatory revenue, approximately 16.0% to 18.0% was realized in the first quarter, 26.0% to 28.0% was realized in the second quarter, 31.0% to 33.0% was realized in the third quarter and 23.0% to 25.0% was realized in the fourth quarter.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. One of the principal market risks facing us is interest rate risk on our floating rate indebtedness. Following this offering and the formation transactions, we expect our floating rate mortgage debt to represent 27.4% of our pro forma indebtedness. This floating rate debt includes $270.5 million of borrowings which we expect to have upon the closing of this offering, on a pro forma basis, under the secured revolving and term credit facility. Following the closing of this offering, we anticipate that we will enter into hedging instruments to reduce our floating rate exposure with respect to these borrowings under the secured revolving and term credit facility.

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. Our primary objectives when undertaking hedging transactions and derivative positions will be to reduce our floating rate exposure and to fix a portion of the interest rate for anticipated financing and refinancing transactions. This in turn will reduce the risk that the variability of cash flows will impose on floating rate debt. However, we can provide no assurances that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility on our portfolio. We are not subject to foreign currency risk.

We are exposed to interest rate changes primarily through property-specific floating rate mortgages. Our objectives with respect to interest rate risk are to limit the impact of interest rate changes on operations and cash flows, and to lower our overall borrowing costs. To achieve these objectives, we may borrow at fixed rates and may enter into derivative financial instruments such as interest rate swaps or caps in order to mitigate our interest rate risk on a related floating rate financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes.

As of June 30, 2013, we had total outstanding pro forma floating rate mortgage debt obligations of $318.2 million. Based on our variable balances, interest expense would have increased by approximately $3.2 million for the six months ended June 30, 2013, if short-term interest rates had been 1% higher. As of June 30, 2013, the weighted average interest rate on the $844.1 million of pro forma fixed-rate indebtedness outstanding was 5.86% per annum, each with maturities at various dates through April 5, 2018.

As of June 30, 2013, our pro forma outstanding debt was approximately $1.16 billion which was approximately $12.4 million more than the historical book value as of such date. Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

ECONOMIC AND MARKET OVERVIEW

Unless otherwise indicated, all information in this Economic and Market Overview section is comprised of the market studies prepared by Rosen Consulting Group, or RCG, a national commercial real estate advisory company in June 2013. Forecasts prepared by RCG are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. There is no assurance any of the forecasts will be achieved. We believe the data utilized by RCG that is contained in this section is reliable, but we have not independently verified this information. The manner in which we define our property markets and submarkets differs from how RCG has done so in its market study included herein. Further, RCG’s definition of the New York metropolitan area differs from our definition of the greater New York metropolitan area in that it includes Putnam County and Rockland County in New York and Bergen County, Hudson County, and Passaic County in Northern New Jersey and excludes Fairfield County in Connecticut.

New York Metropolitan Division Economy and Demographics

New York City Overview

The financial and entertainment capital of the United States, New York City is a destination for new residents, businesses, and tourists alike. New York City is an international hub for entertainment, finance, culture, cuisine, art, education, political affairs and media. Home to major conglomerates in the areas of finance, entertainment, and advertising, New York City is also one of the most-prized office markets in the world. The market’s high barriers to entry and wide array of office demand driving industries provides stability through economic cycles and a foundation for the market’s growth over the long-term. The city’s lively, 24-7 environment makes New York City a go-to destination for both domestic and international tourists and attracts close to 50 million visitors annually, which helps to maintain the market’s status as one of the most expensive retail markets in the country. Reaching a record-breaking 52 million visitors in 2012, New York City remains a top tourist destination among U.S. cities. One of the world’s premiere gateway cities, New York, with its large, diversified economy, will play a central role in the expanding global economy.

The varied mix of people, cultures and incomes make New York City a unique retail destination that is more diverse than any other in the country. The area’s high tourism traffic contributes to this eclectic mix of consumers and is a major driver of retail sales for many shopping districts. Madison and Fifth Avenues and the Time Warner Center support upscale shopping, more avant garde retailing is concentrated below 23rd Street, and a buoyant retail market contains everything from international foodstuffs to a huge diamond jewelry district. The area surrounding Herald Square is a retail hub and is home to Macy’s flagship department store and the Manhattan Mall. The world-renowned retail market provides an endless selection of shopping options across the five boroughs from flagship department stores to unique boutiques, which are largely concentrated in neighborhoods like the Lower East Side, the West Village, Williamsburg, and the Meatpacking District. In addition to the availability of one-of-a-kind items, shopping in New York is a memorable experience for many, leaving a long-lasting impression on those fortunate enough to experience it.

Regional Overview

The New York metropolitan division, which includes New York City, three suburban counties located north of New York City: Putnam County, Rockland County, and Westchester County, and three counties located in Northern New Jersey: Bergen County, Hudson County, and Passaic County, is the largest regional economy in the United States, with an employment base that totaled approximately 5.4 million as of April 2013. The New York metropolitan statistical area, which in addition to the aforementioned New York metropolitan division includes Long Island and parts of northern and central New Jersey, had a nominal gross product of close to $1.3 trillion in 2011, the latest data available and the largest in the United States. Because of its global reach and available professional, educational and cultural resources, the New York metropolitan division is a highly desirable location for businesses and new residents. While New York City remains the global financial capital, the regional economic base is diverse and driven by other major industries such as business services, education, health care, technology, tourism, media and publishing.

In April 2013, year-over-year employment growth in the Manhattan borough (New York County) increased by 0.3% to approximately 931,000 jobs, according to the BLS Household Survey.

Major Economic Drivers

Despite the New York metropolitan division economy’s increasing diversity, the financial activities sector remains a major growth driver in the economy, particularly because of the sector’s concentration of high-income jobs and the business services needed to support operations. The finance industry constituted 25.2% of the New York metropolitan division’s total earnings in 2011, the latest data available, despite accounting for only 9.9% of total employment. The sector also accounted for 31.1% of the New York metropolitan statistical area’s gross product in 2011, the latest data available, for a total of $397.0 billion. Many other sectors of the economy depend on the financial industry for growth including business services, retail trade, residential and commercial real estate, arts and leisure, and many others. Understandably, the unwinding of the financial markets during the most recent recession had a disproportionately large effect on the New York region’s financial services sector. However, the employment in the sector continues to recover, as financial activities sector employment levels rose to nearly 534,000 jobs as of April 2013, up from a year-end cyclical low of 530,000 jobs in 2009.

Anticipated to be one of the fastest-growing employment sectors during the forecast period, the professional and business services sector accounted for 15.9% of the total labor force and 16.0% of the New York metropolitan statistical area’s gross metropolitan area product in 2011, the latest available data for this sector, for a total of $204.2 billion. Capitalizing on the area’s concentration of technical and creative talent, the New York regional professional and businesses sector encompasses a variety of professions from engineering and law to architecture, fashion design, and marketing. The anticipated rise in demand for specialized services such as law, consulting, accounting, and architecture should increase as the larger economy recovers from recent lows, which should fuel growth in the sector. In New York City, the growth of companies in the professional and business services sector is closely tied to the health of the heavily concentrated finance and media industries. New York City’s large, diverse and educated workforce should facilitate the continued growth of companies in research and development, as well as in computer systems design. A promising trend for both the New York City economy and office market is the expansion of high-tech companies in the market, which have contributed to the growth of the New York City economy during the recent decade, but will play a prominent role in the recovery of the economy and future expansion. The New York regional tech industry is the East Coast’s answer to California’s Silicon Valley. The area’s proximity to existing media and entertainment networks, as well as the availability of highly-skilled talent and venture capital firms, should continue to attract tech entrepreneurs to New York City. This trend should support accelerated growth and visibility among burgeoning tech companies and the expansion of existing companies such as Foursquare, BuzzFeed, and Tumblr.

The fashion industry remains an important source of job growth and office demand in New York City. According to the New York Economic Development Corporation, New York City’s fashion industry—the largest in the country—employs approximately 173,000 people, accounting for approximately 5.7% of the city’s workforce, and serves as the headquarters for more than 900 fashion companies. The New York metropolitan division’s fashion industry primarily consists of jobs in fashion/apparel design and trade.

The educational and health services sector is also a major economic driver in the area, accounting for close to 20.2% of total employment or just over one million jobs as of April 2013. Expected to be one of the fastest-expanding employment sectors during the forecast period, educational services will benefit from the continued growth of younger age-cohorts combined with the heightened need for health services from aging baby-boomers. The sector recorded a gross product totaling $111.4 billion in 2011, the latest available data, or 8.7% of the total metropolitan statistical area economy. According to the 2011 American Community Survey, approximately 909,000 or 7.8% of the New York metropolitan division’s estimated 11.7 million residents were enrolled in higher education. With more than 110 colleges and universities located within New York City, education is a major service industry in the local economy. The city’s four medical schools are all attached to tertiary-care hospitals, forming academic medical centers that provide advanced care to local residents and the thousands of out-of-area patients who visit the area specifically to receive treatment in these centers. The strength of the sector is further bolstered by several major medical research facilities in the area. New York State’s total funding by the National Institutes of Health was the third-highest of all states for fiscal year 2013, with many recipients located in New York City.

A source for media and entertainment for both national and international audiences, the New York metropolitan division’s information services sector, which accounts for 3.8% of total employment, encompasses a wide range of industries such as traditional print publishing, motion picture and audio recording, broadcasting, telecommunications, and others. The New York region is the country’s largest media market and is home to some of the country’s largest and most influential newspapers and publishing houses. The area is also home to the country’s major television and record industry conglomerates and the world’s largest advertising agencies. These firms form a large base of tenants for New York City’s office market. The information services sector gross product totaled $94.3 billion in 2011, the latest available data, or 7.4% of the overall economy. Going forward, while New York City is expected to maintain its place as the global center for television, music and publishing, long-term dynamic factors like technological advancements, shifting consumer preferences, and rising popularity of other forms of media are likely to cause continued shifts within the media and entertainment industry.

Dependent upon consumer spending habits and the area’s bustling tourism industry, the New York metropolitan division’s trade and leisure and hospitality sectors combined, to account for 20.2% of total employment with close to 1.1 million jobs as of April 2013. Fueled by retail sales and visitor spending, New York City’s tourism industry is an integral part of the continued success of the local economy. In 2012, 52 million domestic tourists (79%) and international tourists (21%) visited New York City, accounting for approximately $36.9 billion in spending, which supports more than 356,000 jobs in the area. This surpasses the 2011 total of 50.9 million domestic visitors and $34.5 billion in spending. Following the stronger-than-expected recovery in the local tourism industry through 2012, the anticipated continuation of this trend should allow the city to again surpass 50 million visitors annually in 2013.

Demographic Characteristics

The New York metropolitan division has the largest and one of the wealthiest populations of any U.S. metropolitan region, with approximately 11.8 million residents living within the 11-county metropolitan division defined by the Census, as of 2012. Historically, the New York metropolitan division’s large and stable population base generally grows more slowly than the national average in percentage terms. Through the previous decade, the New York metropolitan division’s population growth averaged 0.3% annually, in comparison to the national average annual growth rate of 0.9% during the decade. However, the New York metropolitan division’s population grew by 388,800 people in the ten years through 2012, making it the ninth-fastest-growing region during the previous decade in terms of total new residents added. In 2012, the New York metropolitan division’s mean per capita income, measured at $58,200. During the most recent recession, the onset of the credit crunch and subsequent financial crisis led to a significant deceleration in the New York metropolitan division’s per capita income growth, which slowed to 2.2% in 2008 and 0.6% in 2009. As a result of accommodative federal fiscal and monetary policies initiated in 2007, a decline in per capita income in 2008 and 2009 was prevented. As per capita income levels rebound as a result of improvements to the local job market, the resulting rise in disposable income levels should drive more robust retail sales activity in the coming years.

As of 2012, an estimated 4.3 million households were located in the New York metropolitan division. A variety of factors influence the rate of household creation, including job growth, housing supply and costs, and overall population growth, among others. Through the last decade, the total number of households in the New York metropolitan division grew at a slower pace than the national average, rising by 0.1% annually on average between 2003 and 2012 compared to household growth nationally, which increased at an annual average rate of 1.0% during the same period.

Forecast and Outlook

Driven by positive net migration through the forecast period resulting from a continued influx of new residents from other states and other countries, we expect the New York metropolitan division’s population to rise at a relatively strong rate compared with the last decade. In the forecast period through 2017, population is forecasted to grow at an average annual rate of 0.5%. In absolute terms, the forecast calls for population to increase by 308,500 through 2017. As new residents move into vacant housing units and sustained job creation encourages households to unbundle, the rate of household creation is expected to closely mirror the rate of population growth through forecast period. Total households will likely grow, on average, 0.5% annually during the five years through 2017. The national household growth rate is expected to surpass that of the New York metropolitan division and average 1.1% growth annually through 2017.

Our expectations for positive population growth and household formation are driven by our forecast for sustained job growth and moderate economic recovery during the forecast period. Following the improvements to payroll levels in 2011 and 2012, we expect total payroll employment to expand at a healthy pace through the remainder of the forecast period as the recovery and restaffing within the private sector gains momentum. Much of the employment growth will be concentrated in Manhattan. In April 2013, year-over-year employment growth in the Manhattan borough (New York County) increased by 0.3% to approximately 931,000 jobs, according to the BLS Household Survey.

Job growth throughout the metropolitan division should accelerate through coming year to reach a year-over-year rate of 1.7% by the end of 2013 from 1.3% in 2012, led by healthy gains in the professional and business services, financial activities, and educational and health services sectors. Supporting the expansion of the labor force during this time will be the strong rebound in leisure and hospitality employment fueled by the recovery in tourism and business travel by both domestic and international visitors. Though the finance industry remains the dominant economic driver of the region, the industry is restructuring, as impending regulations will likely reshape the industry through the next several years. As financial institutions account for a smaller share of total employment growth going forward, the region’s burgeoning technology sector is quickly becoming a major driver of the regional economy, with tech firms like Google and Facebook expanding in the region and driving the evolution of New York’s existing industry clusters, such as media and advertising. By comparison, the rate of employment growth at the national level is forecasted to rise to 1.7% in 2013 and 1.5% in 2014. Through the second half of the forecast period, job growth in the New York metropolitan area division is expected to outpace the rate of job creation nationally. The annual rate of job growth in New York is expected to reach a forecast period-high of 1.8% in 2016 followed by a 1.1% rise in 2017, while annual job growth nationally is forecasted to increase by 1.4% in 2016 and slow to 0.7% in 2017.

Despite recent turmoil in the financial services industry and rising influence from financial centers in other countries, New York City will maintain its role as the primary financial capital of the world. The New York regional economy will be further strengthened as the metropolitan division’s economic base adapts and diversifies in lockstep with the evolution of the business and regulatory environment. Looking forward, industries such as new media, health care, business services, and education will drive growth in the market, strengthening New York City’s appeal to tourists and business travelers. These favorable economic and demographic trends during the forecast period will likely translate into a healthy, though moderate, rebound in retail sales during this time

Stamford Metropolitan Statistical Area Economy and Demographics

Regional Overview

The Stamford metropolitan statistical area encompasses all of Fairfield County, Connecticut, the most populous county in the State of Connecticut, which includes the cities of Stamford and Norwalk and the towns of Greenwich, New Canaan, Darien, Westport, Weston, and Wilton. With an employment base that totaled approximately 407,200 jobs as of April 2013, the area is home to a high concentration of hedge funds and investment management companies. In addition to the metropolitan statistical area’s financial prowess, the regional economy is also driven by trade, professional and business services, and educational and health services sectors. The on-going diversification of the Fairfield County economy and influx of companies into the area should promote the area’s long-term economic and demographic growth, as well as drive future demand for commercial space in the market.

Major Economic Drivers

Home to numerous corporate divisions and major players in the financial services industry, Fairfield County has one of the largest concentrations of financial services companies and corporations, which include UBS, RBS Securities, and GE Capital. Companies headquartered or with large operating divisions housed within the metro division include Nestle, Starwood, Thomson Reuters, Xerox, Elizabeth Arden, and Pitney Bowes.

A major driver of the Stamford metropolitan statistical area economy is the financial activities sector, which employed approximately 40,000 people as of April 2013 and accounted for roughly 9.8% of the total labor force and 33.0% of total earnings in the metropolitan statistical area as of 2011, the latest data available. In 2011, the finance industry accounted for approximately 39.8% of GDP growth in the Stamford metropolitan statistical area.

Employment in professional and business services composed 17.1% of the total labor force with 69,800 employed as of April 2013. Second only to the area’s finance industry, the professional and business services sector accounts for approximately 15.3% of the Stamford metropolitan statistical area GDP in 2011.

With approximately 70,900 people employed in educational and health services as of April 2013, 17.4% of total employment was in this sector, the largest employment sector by total number of people employed.

Trade is also a major driver of the economy, employing 59,800 people as of April 2013, accounting for 14.7% of total employment in the area. The City of Stamford is the major retail center of Fairfield County.

Demographic Characteristics

Fairfield County is often the preferred location to raise families due to the high quality of life offered by Southwestern Connecticut’s suburban neighborhoods. The expansion of companies in the area in addition to the area’s high-quality residential product, cultural amenities, and convenient public transportation has led to an increase in the number of workers commuting into Fairfield County from surrounding locations, many of which utilize the area’s public transportation network. The area’s extensive network is centered on the Stamford Transportation Center, which is in close proximity to the city’s major retail and office hubs. More than 30% of all riders passing through the transit center commute for work into the Stamford metropolitan statistical area. The busiest New Haven Line station outside of New York City, the Stamford Transportation Center has facilitated the rise in the number of reverse commuters into Fairfield County from New York City, which doubled during the 10-year period from 1997 to 2007, with approximately 1,900 riders commuting into the Fairfield County area as of 2007. The Stamford station is ranked first among all stations along the New Haven Line in the number of peak AM boardings (4,200), in the number of AM peak disembarkments (5,300), and in the total number of weekday passenger boardings (13,700). A number of improvements to the Stamford Transportation center should maintain its place as a primary transit node in the region: $10.5 million in Tiger 3 grants to upgrade platform connections for pedestrians, canopies, shelters, and intelligent information systems for real time updates. The number of commuter parking stations at the transit center garage will expand from 1,937 spaces to 2,200 spaces. In addition, cars along the New Haven Line are being upgraded, with 375 new M8 trains set to replace the existing fleet of worn-out train cars. Commonly referred to as the “Gold Coast,” the southwestern portion of Fairfield County is known for its concentration of exceptional wealth. The region is known for having some of the wealthiest towns and neighborhoods in the country, which include the towns of New Canaan, Greenwich, and Weston.

Forecast and Outlook

In comparison to the previous decade, we expect total population in the area to rise at a faster rate, driven by positive net migration through the near-term forecast period. The total population is forecasted to grow at an average annual rate of 0.4%. In absolute terms, the forecast calls for population to increase by close to 20,000 residents through 2017. Our household formation forecast is expected to closely follow a similar trend, increasing by an annual average rate of 0.5%.

As the Fairfield County economy continues to recover from a period of stagnant job creation in 2012, we expect total employment to accelerate through the near-term forecast period. Following the 0.1% increase in total employment in 2012, we expect more robust job creation, particularly among the economy’s largest job employment sectors, to result in an annual employment growth rate of 1.0% in 2013. An integral part of the Fairfield County economy, the hedge fund industry remains in recovery mode. However, in recent quarters, hedge fund assets have increased at a robust pace driven by strong investment performance and renewed confidence among investors. As of the first quarter of 2013, total assets under management for the hedge fund industry was $1.86 trillion from a cyclical-low of $1.46 trillion in 2008, according to BarclayHedge. The continued recovery in this industry will stimulate growth in other employment sectors through future economic cycles. In addition, the continued diversification of the Fairfield County economy should also stimulate job growth in the coming years. This and the relative affordability of commercial space in the market in comparison to New York City and surrounding high-cost areas should result in the continued relocation of companies into the area. As the economy enters a more prosperous phase of the economic cycle, job growth is expected to rise to 1.0% by 2013 as companies in the financial activities, leisure and hospitality, as well as educational and health services employment sectors re-staff at a more brisk pace. By 2014, we expect a more tempered 0.7% increase in total employment. Following this period of moderate growth, we expect the economy to regain momentum, resulting in a 1.0% employment growth rate in 2015 and 1.1% increase in 2016. Following several years of strong job creation, the pace of employment growth is expected to ease to 0.6% in 2017. The forecasted 18,100 net jobs added during the five-year period from 2013 to 2017 replenishes 70% of the roughly 26,200 jobs lost during the two-year period following the onset of the national recession in December 2007.

Office Markets

Manhattan

Manhattan’s office market is by far the largest in the United States measured by total square footage. With approximately 392 million square feet of office space, the island leads every other major city by a healthy margin. For comparison, the Washington, D.C. and Chicago office markets contain 292 million square feet and 219 million square feet, respectively. Rounding out the top five are Los Angeles with 194 million square feet of space and Boston with 184 million square feet. Manhattan is further split into three major markets: Midtown, Midtown South and Downtown. Midtown is defined to include the land north of 32nd Street east of 6th Avenue and north of 30th Street west of 6th Avenue. Midtown South is between Midtown and 14th Street. Downtown is defined to include all areas south of Canal Street and the Manhattan Bridge. The depth of New York’s workforce, economic ties with countries around the globe, and clusters of sophisticated service industries make Manhattan a highly desirable place to do business, which together drive strong demand for office space irrespective of economic cycles. While the local office tenant base is broad, several industries cluster in Manhattan office space, including financial activities, legal, consulting and other professional services, media and publishing, advertising, communications, and fashion/apparel.

Demand-Supply Analysis

Operating conditions in the Manhattan office market have improved since 2009 and the demand recovery continued through mid-2012. Demand fundamentals continue to bounce back, with office employment in the New York metropolitan area growing 1.5% year-over-year through March 2013, representing 21,900 new office jobs. The trailing two-quarter leasing volume increased through the first quarter 2013 from a year-earlier with a total of 12.1 million square feet of space leased in the first half of 2012, a 2.2% increase over the two-quarter leasing volume through the first quarter 2012. The overall vacancy rate, which includes all non-owner-occupied,

Class A, B and C office buildings in Manhattan, decreased to 9.1% through the first quarter of 2013 from 9.4% at year-end 2012 and was even with 9.1% from the first quarter of 2012. Office buildings are typically classified as Class A, B or C based upon a subjective rating of amenities, finishes and building systems. Class A properties are generally the most prestigious buildings within a market with high-quality finishes, numerous property-specific amenities and state-of-the-art building systems. These buildings are often newer construction or recently renovated. Class B properties offer functional office space with average finish, building amenities and building systems. Class C office buildings are generally the oldest stock with few building amenities. The vacancy rate was nearly equal to the long-term average of 9.1% from 2000 to the first quarter of 2013. No new multi-tenant buildings have come online in Manhattan since 2010. In Midtown, the office vacancy rate decreased to 10.1% in the first quarter of 2013 from 10.3% in the fourth quarter of 2012, compared with the long-term average vacancy rate of 9.0% from 2000 through the first quarter of 2013. The Downtown office vacancy rate decreased 0.8 percentage points to 8.0% in the first quarter of 2013, lower than the average vacancy rate of 9.5% from 2000 through the first quarter of 2013. Within the Midtown South submarket, the vacancy rate decreased to 6.9% from 7.1% in the fourth quarter of 2012. The vacancy rate was 1.4 percentage points lower than the 2000 through first quarter of 2013 average vacancy rate of 8.3%. Manhattan’s vacancy rate compares favorably with other U.S. gateway cities. Its overall office vacancy rate was lower than Boston, Chicago, Los Angeles, San Francisco and Washington, D.C. since at least 2005. As of the first quarter of 2013, the vacancy rates in these other gateway cities ranged between 10.3% in San Francisco and 18.4% in Los Angeles, compared with 9.1% in Manhattan. The Manhattan vacancy rate also compares favorably to other major CBDs. As of the first quarter of 2013, the vacancy rate in the CBDs of these gateway cities ranged from 8.9% in San Francisco to 21.3% in Los Angeles.

Leasing office space in Manhattan and, in particular, within the Midtown market is the most expensive in terms of overall average gross asking rents among major office markets within the United States, far exceeding those of other gateway cities. As of the first quarter of 2013, the overall CBD market average gross asking rents in the Boston, Chicago, Los Angeles, San Francisco and Washington, D.C. office markets, which include all building classes within the CBD, ranged between $32.38 per square foot in Chicago and $52.22 per square foot in San Francisco. Manhattan’s overall average gross asking rent was recorded at $59.58 per square foot, with Midtown averaging $66.34 per square foot. On the whole, the overall average asking rental rate in Manhattan increased since 2011. The overall average asking rent, which includes all non-owner-occupied office space, grew by 3.9% during 2012 and a slight increase in the first quarter of 2013 to $59.58 per square foot. Barriers to entry in Manhattan’s office market are high. Following the delivery of 1.5 million square feet of new space to the Manhattan office market in 2010, no new buildings came online during the 2011 to first quarter 2013 period.

Outlook

RCG’s outlook for Manhattan’s office market as a whole is positive. Aside from a mild increase in the vacancy rate expected through 2014 resulting from an uptick in new construction, the vacancy rate is expected to decrease through the end of the forecast period. Though the pace of recovery in the near term is not expected to match the early bounce-back period in 2010 and 2011, improving fundamentals going forward are likely to be more broad-based, driven by growing demand for Class B/C space.

Overall, Manhattan’s office vacancy rate, which covers all office space in Midtown, Midtown South and Downtown, is forecasted to decrease through the forecast period to ultimately reach around 8.3% by 2017 from 9.4% in 2012—a 1.1 percentage-point drop. Midtown is forecasted to lead the way with a 1.9 percentage-point drop in its vacancy rate, followed by Midtown South with a 0.5 percentage-point decrease. The Downtown vacancy rate is projected to increase by 0.6 percentage points.

RCG’s forecast calls for the overall average asking rent in the Manhattan office market to continue rising on a year-over-year basis through 2017. A falling vacancy rate should enable building owners to raise rents. Also the influx of unleased space on the market at new speculative office buildings through the forecast period will add an upward bias on the average rent calculation. RCG expects the average asking rent to increase by 1.6% and 3.7% in 2013 and 2014, respectively, followed by 6.7% and 6.8% growth in 2014 and 2015, respective. Annual rent growth is expected to slow to 4.4% in 2017. Manhattan office average asking rent growth is forecasted to exceed almost all other U.S. gateway cities through the forecast period, an effect of high demand and constraints on new supply. The average office asking rent in Manhattan is forecasted to grow at annual rates averaging 4.6% through 2017. Only the Boston and San Francisco CBD markets, where annual growth rates are projected to average 7.4% and 5.9%, respectively, is likely to post higher total rent growth through the medium term. Average annual rent growth in other U.S. gateway city CBDs through 2017 are forecasted to range between 3.1% in Washington, D.C. and 3.9% in Los Angeles.

RCG expects the delivery of new multi-tenant office buildings to resume in 2013, following the 2011-2012 period in which no new office buildings were delivered. The 2.0 million square-foot 4 World Trade Center is under construction and scheduled to come online in 2013. The 3.0 million square-foot 1 World Trade Center is expected to be delivered in early 2014. Both will be located in the Downtown submarket. In Midtown South, RCG expects four new buildings to be delivered in 2013 totaling 1.0 million square feet, including 51 Astor Place, 330 Hudson, Alexandria Center/West Tower and 837 Washington. Two major projects in Midtown will be delivered in 2014 and 2015, the 896,000 square-foot 250 West 55th and the South Tower at Hudson Yards, which will be composed of multitenant space and an office condo for anchor tenant Coach.

Midtown

Midtown’s office market spans the island of Manhattan from 30th Street north to Central Park. Approximately 242 million square feet of rentable space are contained within Midtown’s multi-tenant office buildings, making it the largest CBD office market in the country by far. For a size comparison, Downtown Chicago and the Washington, D.C. CBD combine for a total of just 230 million square feet of office space. Three-quarters 75.3% of Midtown’s office stock is classified as Class A with total square footage of 182 million square feet. Approximately 43.9 million square feet of Midtown office space is counted as Class B stock, accounting for 18.2% of the total market. The remaining 6.5% of Midtown office space (15.8 million square feet) is categorized as Class C space.

Midtown is split into 10 submarkets: The Grand Central submarket is defined as the area bound by Fifth Avenue to the west, Second Avenue to the east, 39th Street to the south and 47th Street to the north, excluding Park Avenue north of 43rd Street. The Penn Station-Times Square South submarket it is defined as the area bound by Sixth Avenue to the east, the Hudson River to the west, 42nd Street to the north and 30th Street to the south. The West Side submarket is defined to include all office properties north of 42nd Street, west of 7th Avenue, with 59th Street and 57th streets forming a border to the north and the Hudson River forming the western boundary. Other submarkets include: 6th Ave/Rockefeller Center, Madison/Fifth, Park Avenue, East Side, Murray Hill and United Nations.

Demand-Supply Analysis

The Midtown office market is considered one of the world’s premier central business districts based on its mix of tenants, deep and broad available labor force, excellent transportation access and overall prestige. Included among its major tenants are world-class media conglomerates and publishing houses, international corporate businesses and major financial institutions. In addition to these major tenants, sophisticated professional services firms, including accounting, advertising, legal and consulting, among others, also congregate in Midtown to locate near clients.

RCG believes the Midtown office market recovery cycle has slowed from the 2010-2011 period. Slowing demand is concentrated among the financial industry. Renewals dominate a large portion of the overall leasing volume. Quarterly leasing volumes are volatile; the trailing four-quarter leasing volume totaled 33.2 million square feet through the first quarter of 2013, a 31.2% decrease from a year earlier.

Leasing trends varied among Class B and C space. While a market-wide flight-to-quality led the bounce back in demand for high-quality assets, building owners’ financial health continues to prove an important deciding variable in driving leasing activity. A total of 444,700 square feet of Class B space were leased in first quarter of 2013, a decrease of 44.9% from the first quarter of 2012. Leasing volume of Class C space decreased 26.7% to 138,800 square feet.

The uncertain economic climate staunched the trend of decreasing sublease availabilities. The removal of sublease space reflects positively on market statistics since available sublease space raises the vacancy rate and exerts a twofold negative impact on the average rent by biasing average asking rent calculation downward and reducing landlords’ pricing power on direct availabilities. As of the first quarter of 2013, 4.4 million square feet of space was available for sublease in Midtown, down from 4.5 million square feet at year-end 2012 but up slightly from the period between the first quarter of 2011 and the second quarter of 2012 when sublease availabilities fluctuated between 3.9 million and 4.2 million square feet. Sublease availabilities are generally less prevalent in Class B and C buildings than Class A, measured by the ratio of sublease availabilities to overall availabilities.

Through the first quarter of 2013, the overall Midtown vacancy rate decreased by 0.2 percentage points to 10.1%, translating to 500,000 square feet of positive net absorption. The Class A and Class B vacancy rates decreased by 0.2 percentage points; the Class C vacancy rate increased by 0.3 percentage points. Despite the recent softness, market conditions remain far stronger than the aftermath of the recession. At 10.1% as of the first quarter of 2013, the overall vacancy rate covering all of Midtown office space was 2.5 percentage points less than the first quarter of 2010.

Based on high demand, RCG believes the cyclical decline in the overall average asking rent covering all of Midtown office space has passed. Nevertheless, the overall average asking rent has leveled off, driven by softness in the Class A segment. Midtown’s overall average gross asking rent decreased by 0.5% to $66.34 per square foot in the year through the first quarter of 2013, including a 1.5% decrease in the first quarter of 2013. Because 79.2% of Midtown’s total vacant office stock is located in Class A buildings, Midtown’s market-wide overall average gross asking rent, which is weighted on vacant stock, was heavily biased by the Class A concentration. RCG believes that an increased availability of large blocks of vacant Class A space over the last year is biasing the average asking rent downward. At the lower-end of the market, the average asking rent among Class B and C space increased by 5.0% and 8.7% year-over-year through the first quarter of 2013.

Because of the difficulty and high costs associated with new building activity in Midtown, purely speculative construction projects have been rare in recent years. These constraints on supply also generally limit office development to dense high-rise office towers. During the past cycle, building activity has been concentrated to the immediate south of Times Square and around Bryant Park. In fact, three buildings delivered within two city blocks of each other account for 61% of the total amount of new multi-tenant office space delivered in Manhattan between 2004 and 2010. The 1.5 million square-foot New York Times building was completed in 2007 at 620 Eighth Avenue, followed by Bank of America’s 2.1 million square-foot One Bryant Park tower in 2008. Despite the difficulties associated with purely speculative construction projects in Midtown, particularly at a time when construction financing was largely unavailable, SJP Properties delivered the 1.1 million square-foot 11 Times Square tower, located directly adjacent to the New York Times Building, in early 2010.

Outlook

Based on the likelihood of a demand recovery through the medium term, RCG’s outlook for Midtown’s office market is positive. Underpinning this demand recovery are several factors. Current market softness is likely rooted in choppy global economic conditions and impending regulations that cloud tenants’ ability to confidently plan for business operating conditions in the near term. Continued economic growth and clarity on regulatory issues, both expected in the near term, will encourage firms to return to the office leasing market going forward.

While rents are still relatively inexpensive, firms will likely continue to take advantage of favorable opportunities to sign long-term leases at rents well-below recent peak levels. As of the first quarter of 2013, Midtown’s overall average asking rent, which is calculated from all available space in the submarket, was $66.34 per square foot, 21.5% less than the previous peak from the third quarter of 2008.

While top-quality spaces in desirable locations have led the market’s early stage recovery, RCG believes that sustained job growth will drive office demand for smaller spaces and in second-tier locations going forward. In particular, recent data suggest job growth among smaller office space users will likely drive much of the leasing and expansion activity in the Midtown market in the future. Illustrating the significance of smaller firms on overall office demand, small firms expand at a disproportionately rapid rate compared with large firms, a trend that bodes well for the demand of small-scale office spaces in Midtown. During the last employment expansion period in New York State, from 2004 through 2008, smaller firms outgrew large firms by a wide margin. Firms employing 1 to 49 workers expanded total payrolls by a total of 6.2% during the five-year period. By contrast, companies in New York State with 1,000 or more employees only grew 1.7% during the five-year period. In terms of absolute magnitude, firms employing 1 to 250 workers accounted for 82% of the total number of new jobs added during the 2004 to 2008 period throughout New York. While statistics specifically describing Midtown firms’ staffing levels are not available, the patterns are likely similar to the New York state-wide trends.

As firms grow beyond the capacity of their existing locations and become increasingly confident in the economic climate going forward, expansion into larger office spaces becomes more likely. As a result, office employment growth should more directly translate to strengthening office demand through the medium term. Various employment statistics covering Manhattan, New York City and the New York metropolitan division indicate that job growth recovery continued through early 2013. The federal government’s establishment survey, which counts total jobs, indicates that in the 11-county metropolitan division, which in addition to New York City includes Bergen, Hudson and Passaic Counties in New Jersey and Putnam, Rockland and Westchester Counties in New York, employers added a total of 72,500 jobs year-over-year through March 2013, a 1.4% year-over-year increase. A large majority of these new jobs were located in New York City: within the five boroughs, employers added 58,800 jobs in the 12 months through March 2013, expanding total employment by 1.5%. According to the government’s survey of households, which counts number of residents employed (as opposed to the establishment survey’s jobs tally), approximately 600 more Manhattan residents were employed as of March 2013 compared with the year prior, a 0.1% increase. RCG believes the establishment survey statistics provide a clearer view into current job market trends than the household survey because of the prevalence of workers commuting into New York City from neighboring areas, which are not counted in the Manhattan household survey. RCG’s New York employment forecast, which covers the 11-county metropolitan division, calls for office employment to grow by 114,500 jobs during the five years through 2017 at annual rates averaging 1.5%.

With concessions likely to drive leasing activity in the lower-end of the market through the immediate- to near-term, well-capitalized owners that are able to fund tenant improvement packages and other concessions should lead the recovery within the second-tier segment. Through the near term, RCG expects the overall vacancy rate, which covers all of Midtown office space, to trend slightly downward, reaching 9.3% by the end of 2015 from 10.1% as of the first quarter of 2013. In the years that follow RCG predicts Midtown’s office vacancy rate will decrease to ultimately reach 8.4% by the end of 2017.

Midtown’s overall average asking rent, which is calculated based on all available office space in Midtown, is likely to continue rising in spite of any near-term slowdown in leasing activity as a result of decreasing availability of space. Midtown’s overall average asking rent is forecasted to grow at fourth quarter-over-fourth quarter rates of 2.1% and 4.9% during 2013 and 2014, respectively, to reach $72.14 per square foot in by the end of 2014. Beyond 2014, RCG expects the overall average asking rent to rise at an accelerating pace through 2015 as the market tightens and new premium-priced space is delivered in 2015 and 2016, respectively, at 250 West 55th Street and at Hudson Yards. The average asking rent is forecasted to grow at a fourth quarter-over-fourth quarter rate of 7.2% and 8.3% in 2015 and 2016, respectively to $83.76 per square foot. By 2017, RCG’s forecast calls for the average asking rent to grow at a fourth quarter-over-fourth quarter rate of 4.0% to $87.11.

Penn Station-Times Square South Submarket

The Penn Station-Times Square South submarket, located on the west side of Midtown Manhattan, to the south and west of Times Square and Bryant Park, is the largest office submarket in Midtown Manhattan by total office inventory at more than 45.8 million square feet. The submarket includes a portion of Times Square, Penn Station, Madison Square Garden, the James Farley Post Office, Macy’s flagship store, the Herald Square retail district, the Port Authority Bus Terminal, the Jacob K. Javits Convention Center, and many other landmarks. Whereas Midtown as a whole is comprised of mostly Class A office space, the opposite is true in the Penn Station-Times Square South submarket. Class A buildings represent just 31.5% of the total square footage, while Class B and C buildings make up 42.7% and 25.5%, respectively. The Penn Station-Times Square South submarket’s unique set of features attracts a diverse tenant base. The area’s low cost compared with Midtown’s other submarkets attracts large firms in a variety of industries, including fashion and retail, media and publishing, corporate, and professional services firms.

One of the main attractions for office tenants is the excellent connectivity via mass transit to other parts of Manhattan, the outer boroughs, New Jersey, Connecticut, Long Island and Upstate New York. The submarket’s eponymous transit node, Pennsylvania Station, is one of the busiest rail stations in the world, serving approximately 600,000 passengers per day. The Port Authority Bus Terminal, located on 8th Avenue between 41st and 42nd Streets, is the largest bus terminal in the United States and the busiest in the world by passenger count, serving more than 58 million passengers passed through the terminal in 2008, or an average of nearly 159,000 per day, according to the latest available data. The Times Square-42nd Street subway station, which services 11 lines (1, 2, 3, 7, A, C, E, N, Q, R and shuttle to Grand Central), connected more passengers in 2010 than any other in the city’s network with annual ridership totaling approximately 58.4 million. Three subway nodes along 34th Street serve the Penn Station and Herald Square area, with combined annual ridership totaling 89.0 million in 2012.

The Penn Station-Times Square South vacancy rate decreased slightly during the first quarter of 2013 to 9.4% from 9.8% in the fourth quarter of 2012. The Penn Station-Times Square South overall average asking rent, which is calculated from all available office space in the submarket, decreased by 2.2% in the first quarter of 2013 to $52.28 per square foot.

Two major office towers came online in the submarket during the last several years, both of which were located on opposite corners of the 8th Avenue and 41st Street intersection. The 1.5 million square-foot New York Times Building, located adjacent the Port Authority Bus Terminal at 620 8th Avenue, was completed in 2007. The New York Times has since subleased a portion of its original footprint in the building. The second tower, 11 Times Square, consists of 1.1 million square feet and was delivered without an anchor tenant in early 2010. Law firm Proskauer Rose subsequently leased approximately 36% of the space, followed by another law firm Zukerman Gore Brandeis & Crossman leasing just over 17,000 square feet in 2011. Microsoft leased 230,000 square feet in the building in 2012.

RCG expects two office buildings to be completed in the Penn Station-Times Square South submarket during the five-year forecast period through 2017. The first building of the Related Companies’ Hudson Yards development, which includes 950,000 square feet of multitenant office space and 750,000 square feet of space sold for occupancy to luxury company Coach, Inc., is expected to come online in 2015. Coach has a yet-to-be-exercised option to purchase an additional 100,000 square feet in the building, which would bring the multitenant space back to 850,000 square feet. The 434,000 square-foot 7 Bryant Park is now under construction and scheduled for an early-2015 delivery.

Grand Central Submarket

The Grand Central submarket is the second-largest office submarket in Midtown Manhattan with 44.0 million square feet and is located on the east side of Midtown Manhattan, to the north of Murray Hill and to the south of the Park Avenue corridor. The large majority of office space in the Grand Central submarket is contained within high quality office towers. Approximately 83% of the office space within the Grand Central submarket is classified as Class A. Respectively, Class B and C office space comprise 17% and 0.6% of submarket. The Grand Central submarket has benefitted over the last two decades as financial firms and professional service firms that support them have migrated to Midtown from Downtown. Midtown’s high-rise office buildings offered greater flexibility and prestige versus Downtown’s older office stock, while Midtown’s excellent transit connectivity is an important advantage for workers commuting from Upstate New York, Connecticut and New Jersey. The Grand Central Terminal specifically is the largest train station in the world by number of platforms. In addition, advancement in computing and telecommunications technology over the past several decades have allowed securities traders to operate at a distance to the major exchanges on Wall Street.

Other features of the Grand Central submarket include proximity to the top-quality, trophy office buildings along the Fifth Avenue, Madison Avenue, Park Avenue corridors at significantly lower rents, a particularly attractive trait to cost-sensitive firms with clients on the east side of Midtown. Demand for space has bounced back strongly since the recession, marked by the jump in leasing activity since 2009. Leasing volume during the first quarter of 2013 totaled 783,000 square feet, a 16.9% increase from the first quarter of 2012. Nevertheless, more office space was leased in Grand Central than any other Midtown submarket during the first quarter of 2013. Despite the increase in leasing activity, the overall submarket vacancy rate, which covers all office space, increased by 0.3 percentage points to 12.4% through the first quarter of 2013.

Grand Central’s overall average asking rent, which is calculated from all available office space in the submarket, increased 0.6% during the first quarter of 2013 to $58.00 per square foot.

Development opportunities in the Grand Central submarket are scarce, making new office construction a rarity. The last new building to come online in the submarket was the 296,000 square-foot CIT Building in 2006, at 505 Fifth Avenue and East 42nd Street, adjacent to Bryant Park. Though the building sits on a formerly vacant plot of land, most development requires assembling multiple parcels and demolition work, which extends the build-out timelines of new construction and increases the overall complexity of the development process. As a result of the lead time associated with major new construction projects in Manhattan, RCG does not expect any new office space to come online through at least 2017.

West Side Submarket

The West Side office submarket, located to the south and west of Central Park and including the area around Columbus Circle, consists of 25.8 million square feet of office space. The diverse submarket includes Manhattan’s Theater District, a portion of Times Square and the Hell Kitchen’s residential/commercial district. Like the Grand Central submarket, non-prime Class B and C office spaces make up a relatively small share of the West Side submarket’s total. Approximately 14% and 8% of the submarket’s total office space is categorized as Class B and C, respectively. Class A spaces account for 78% of the submarket’s office stock. Office-using firms are drawn to the top-quality high-rise office buildings that line the 7th Avenue corridor, while transit connectivity allows firms to recruit from all areas of the vast greater New York metropolitan region. Firms from a variety of industries cluster in the West Side submarket, including publishing, media, finance, legal, consulting, retail and lodging. Furthermore, several high-profile corporations have headquarters or a major base of operations in and around Times Square, including Viacom, Ernst & Young, Thomson Reuters, Barclays, Morgan Stanley, and many others.

Much like elsewhere in Midtown, demand for space in the submarket has rebounded since the recession, though leasing activity has slowed since 2011. A total of 299,400 square feet of space were leased in the submarket during the first quarter of 2013, a decline of 3.6% from the first quarter of 2012. The West Side submarket vacancy rate, which covers all submarket office space, decreased 0.8 percentage points to 8.6% through the first quarter of 2013.

West Side’s overall average gross asking rent, which is calculated from all available office space in the submarket, averaged $58.35 per square foot as of the first quarter of 2013, a drop of 7.2% from $62.91 from year-end 2012.

On the supply side, RCG expects a new office building located at 250 West 55th Street in the West Side submarket will come online during 2014. Boston Properties resumed construction on the office tower in 2011 following a lease commitment by law firm Morrison & Foerster for 184,000 square feet before it later added an additional 25,000 square feet to its footprint. It also has an option to add another 25,000 square feet to its lease that it has yet to exercise. Law firm Kaye Scholer recently preleased 260,000 square feet. The two law firms’ commitments bring the preleasing total to 52% of the building’s rentable square footage.

Westchester County

Westchester County contains approximately 28.9 million square feet of office space and is split into six major submarkets: White Plains CBD and non-CBD, Northern, Central, Eastern and Southern. Office-using firms are attracted to the Westchester office market for its lower costs of occupancy but still close proximity to New York City, suburban towns within Westchester County and Upstate New York, as well as Southwestern Connecticut, Northeastern New Jersey and Long Island. The availability of on-site amenities, scalability of office space usage and transportation infrastructure attract corporate tenants and a variety of other industries including financial services, insurance, professional services, technology, biotech, consumer products, fashion/apparel, healthcare and pharmaceuticals. Westchester’s lower rents, a more diverse tenant base compared with Manhattan and a near-complete lack of new building activity during the last expansion period shielded the office market from a sharp rise in vacancy and steep rent declines during the recession. With sustained economic growth expected going forward, renewed hiring in key sectors should boost office demand through the near- to medium term.

Demand-Supply Analysis

While heavy dependence on the financial sector proved to be a drag on office markets in Manhattan and many of its surrounding suburban submarkets during the recession, Westchester’s diversity and high barriers to entry are a stabilizing force. RCG believes that the Westchester office market bottomed during 2010 and 2011 and is poised for recovery. Office employment expanded by 7.5% in the New York metropolitan division, within which Westchester is located, in 2010 through the first quarter of 2013, implying the creation of 105,900 new office-using jobs during the three-and-one-quarter-year span. Despite this job growth, however, fresh office demand has not yet grown significantly. Through the first quarter of 2013, the Westchester office vacancy rate was recorded at 19.0%, up from 18.4% at year-end 2012. Driving increase in the latest quarters has been an increase in the amount of direct vacant space available on the market. During the first quarter of 2013, direct availabilities increased by 4.5% or 218,000 square feet increase from year-end 2012. By contrast, sublease availabilities decreased by 8.2% or 38,700 square feet.

Evidence suggests large blocks of vacant space at properties formerly occupied by single tenants, often large corporate users, are contributing significantly to a high office vacancy rate in Westchester County. Reader’s Digest, Starwood Hotels & Resorts, Nokia, and Bank of New York Mellon have each vacated large blocks of space since 2010.

With the vacancy rate still at an elevated level, landlords lack pricing power on rent negotiations for second- and third-tier spaces. For top-tier buildings in desirable locations—such as those near highways and transit nodes —landlords have begun to regain some negotiating leverage. The overall average asking rent increased slightly in the first quarter of 2013. At $28.52 per square foot as of the first quarter of 2013, the average asking rent was 5.6% less in the fourth quarter than at year-end 2010.

New office construction in Westchester County is rare, attributable to its high barriers to entry that originate from a lack of suitable land in desirable submarkets and high costs of construction. No new buildings have come online in Westchester County since 2005 when two properties totaling 91,000 square feet were completed. Prior to that, approximately 168,000 square feet of new space come online in 2002. In total, new construction expanded Westchester’s total office inventory by just 0.9% between 1998 and the first quarter of 2013. By comparison, total office stock grew by 4.9% in Manhattan, where building is notoriously difficult, between 1998 and the first quarter of 2013. High barriers to entry, which have limited new building in the past, contributed to a relatively minor increase in the vacancy rate during the recession.

Outlook

While the recovery in office market fundamentals has been choppy since the end of the recession, RCG believes that several factors suggest an imminent recovery in the demand-supply balance for the market. Sustained job growth is expected across a range of industries, including healthcare, professional services, and technology—particularly among small and medium-sized firms that prefer to operate in multi-tenant suburban office space. RCG expects office employment to grow at annual rates averaging 1.5% during the 2013-2017 period, translating to the creation of 114,500 office-using positions. Office employment growth will boost office demand in Westchester County and the region as a whole. Demand will likely rise steadily in the future, while the supply response is likely to be muted.

RCG forecasts net absorption, a proxy for fluctuations in office space demand, to turn positive through the remainder of 2013, driving a 0.4 percentage-point decrease in the Westchester overall office vacancy rate to 18.6%. Through the remainder of the forecast period, the vacancy rate is likely to continue moving downward as demand grows and high barriers to entry prevent a supply response. By 2017, RCG’s forecast calls for the vacancy rate to reach 17.1%, a 1.9 percentage-point decrease from the current level.

RCG believes there is potential for rental rate expansion in Westchester County. A gradual tightening of the market going forward will likely transfer negotiating power on lease terms to the landlord from the prospective tenant, where it currently lies. As a result, rent growth is forecasted to turn positive as the vacancy rate drops down from cyclical highs through the near term. Following a projected 1.0% drop in 2013, the average asking rent is forecasted to grow by 1.2% to $28.30 per square foot in 2014. Rent growth should gain momentum through the medium term as the vacancy rate drops to pre-recession levels. By 2016, coinciding with a drop in the vacancy rate and an expected high demand for high-quality office space in multi-tenant properties, RCG expects the average asking rent to increase by 9.2% from year-end 2013 through year-end 2017 to reach $30.54 per square foot. Fourth quarter-over-fourth quarter growth rates are forecasted to average 1.6% through the forecast period.

High-quality multi-tenant office buildings in desirable locations that cater to high-value tenants will likely outperform the market in terms of demand and rent growth going forward. Firms in the corporate sector, as well as financial services and professional services industries prefer to occupy these spaces based on proximity to transportation and executive and employee housing as well as the higher quality-of-life amenities, like parking, on-site dining, nearby commercial districts, views, and others. Although a shortage of these high-quality, “trophy” spaces is expected to emerge later in the forecast period, RCG does not expect any new construction to be completed by 2017.

White Plains CBD Submarket

The White Plains CBD is situated in south central Westchester County, along the Cross-Westchester Expressway (Interstate 287) corridor between the Sprain Brook Parkway and the Hutchinson River Parkway. The submarket consists of approximately 6.3 million square feet of office space and is defined to include the area south of Barker Avenue, north of Quinby Avenue, east of the Bronx River Parkway and west of South Broadway/Post Road. Within the submarket is a thriving and densely developed central business district that has attracted office users of varying size. In 2008, an estimate from the city mayor’s office placed the worker population at approximately 250,000, compared with a resident population of 60,000.

Workers commute into White Plains via a number of major roadway connections and the Metro-North Railroad, which connects to Grand Central Terminal. Its central location among Westchester County towns and villages makes White Plains an easy commute for upstate residents. Roadway access to the CBD is granted from both the Bronx River Parkway and the Cross Westchester Expressway (Interstate 287), while the White Plains Metro North Transportation Center provides a rail connection to Grand Central Terminal. With travel times as low as 31 minutes, the direct rail connection between Grand Central Terminal in Midtown Manhattan and the White Plains CBD gives local employers access to one of the deepest labor pools in the world. Furthermore, because of close proximity to transportation, office locations within walking distance of the White Plains MetroNorth station are more desirable than locations. Its accessibility and dense clustering of firms in the financial services and professional services industries are major positives for the market. Local amenities including retail, restaurants and luxury multifamily housing have also been instrumental in luring tenants to the submarket.

As of the first quarter of 2013, approximately 19.5% of the White Plains CBD office market was available for lease. This is comparable with the overall Westchester office market, where the vacancy rate stood at 19.0% in the first quarter of 2013. While the overall vacancy rate translates to approximately 1.2 million square feet of vacant office space, large blocks of competitive space are in short supply. Asking rent on office space in the White Plains CBD averaged $32.45 per square foot overall as of the first quarter of 2013, a 0.5% increase from year-end 2012. For comparison, the overall average asking rent on all Westchester County office space increased by 1.0% in the first quarter of 2013 to $28.52 per square foot through the first quarter of 2013.

Eastern Submarket

Westchester’s Eastern office submarket consists of 6.5 million square feet of space and is located to the east of White Plains, between New Rochelle and the Connecticut state border. By definition, the submarket encompasses the towns of Harrison, Hartsdale, Larchmont, Mamaroneck, Port Chester, Purchase, Rye, Rye Brook and Scarsdale. A dense network of transportation infrastructure weaves through the various towns in the submarket, making accessibility a strong advantage for office properties competing for tenants. In addition to Interstate 95, the Cross-Westchester Expressway (Interstate 287) and the Hutchinson River Parkway, two lines along the Metro-North Railroad pass through the Eastern Submarket with several stops between New York City and Connecticut. While office development is less dense in these towns than in the White Plains CBD, the submarket is still an attractive location for office tenants. Based on the strength of its transportation infrastructure and the close proximity of amenities like banks, restaurants, hotels, executive conference centers and recreational resources, firms that choose to locate in the Eastern submarket are able to recruit high quality employees from nearby suburban towns, New York City and Connecticut.

The submarket’s vacancy rate, which includes Class A, B and C office space, was recorded at 18.7% in the first quarter of 2013, down slightly from 18.8% at year-end 2012. Sublease inventory decreased by 30.6% or 71,100 square feet, compared with 6.6% or 64,700 square-foot increase in direct availabilities. A collection of large office properties along the Cross-Westchester Expressway corridor in Harrison and Rye, which were built in the 1950s and 1960s for large, corporate users that have since vacated the premises, are driving up the current vacancy rate. Many of the properties are now functionally obsolete and are otherwise not suitable for the small and medium-sized tenants that prefer to occupy modernized multi-tenant office buildings. However, adaptive re-use of these outdated facilities, which has already begun in some cases, should correct the problem of unused and unmarketable office space in the area, which is attractive based on its access to transportation and rail lines. Fordham University opened a campus along the corridor in 2008 in a former office building. Memorial Sloan-Kettering Cancer Center has proposed and is awaiting regulatory approval to build a treatment center in the former Verizon complex, a 114,000 square-foot building. Life Time Fitness plans to demolish the former Gannett Suburban Newspapers office building and construct a new 109,000 square-foot facility. Histogenics, a biotech firm, bought the 118,000 square-foot building at 104 Corporate Park Drive, formerly occupied by Malcolm Pirnie Inc. before it relocated to White Plains, with the intention of repurposing the property.

Average rental rates calculated from all available office space in the Eastern submarket exceed Westchester County as a whole. As of the first quarter of 2013, the overall average asking rent was recorded at $29.66 per square foot, a 2.6% decline from year-end 2012.

Fairfield County

Consisting of approximately 40.3 million square of office space, the Fairfield County office market is driven largely by the presence of major corporate tenants and key players in the financial services industries. Key submarkets in the area include: Stamford CBD, Stamford Non-CBD, South Central, Greenwich, Central, Eastern, and Greater Danbury. The Stamford CBD and Stamford Non-CBD office submarkets make up the Stamford office market, which consists of approximately 15.6 million square feet of space. The Stamford CBD office submarket is bordered by Broad St. to the north and extends south past I-95 and encompassing the Stamford Transit Center and office properties along State St., Station Place, and First Stamford Place. The South Central office submarket contains approximately 8.3 million square feet of office space, encompassing the areas of Norwalk, Darien/New Canaan, and Wilton/Weston. The Greenwich office submarket consists of 4.1 million square feet and located within the city of Greenwich. The Central Fairfield submarket includes 2.1 million square feet of office space across the cities of Westport, Southport, and Fairfield. The Eastern Fairfield submarket consists of 6.9 million square feet of office space located within in the cities of Bridgeport, Shelton, Stratford, and Trumbull. The Greater Danbury office submarket includes 3.1 million square feet of office space spread across the cities of Danbury, Bethel, Redding, Brookfield, Newtown, and Ridgefield. Having benefitted from the migration of corporate tenants from adjacent office markets during recent decades, the high concentration of financial services tenants in the market warrants the presence of professional and business services companies in the areas of law, accounting, and other technical services such as engineering, research, and consulting. Given the area’s diversifying tenant base, established finance cluster, and rising prominence as a multimedia hub, the health of the Fairfield County economy is less dependent on growth in neighboring New York in comparison with previous economic cycles. Facilitating the growth of these industries in Stamford, the Stamford Campus of the University of Connecticut now offers new degree programs in digital media, international business, and business finance, ensuring that the area’s workforce will have the necessary skills to help develop these new economic clusters in the area. The on-going diversification of the Stamford metropolitan statistical area economy should bolster job growth, as well as office demand in the area, providing greater stability through future economic cycles as it continues to evolve into a more self-sustaining, dynamic economy.

Demand-Supply Analysis

RCG believes that the Fairfield County office market is in the midst of a recovery fueled by favorable office employment growth trends and a recent influx of high profile tenants, which is resulting in increase office absorption. Having withstood the brunt of the financial crisis on the local economy and office market conditions, office employment payrolls increased through much of 2011 and 2012, as companies slowly began to re-staff in response to stabilization in financial market conditions and an improving national economic outlook. Following an increase of 1.2% in 2011, total payroll growth eased in 2012, rising by just 0.1% from the previous year. Office employment levels increased 1.1% year-over-year in 2011 and 0.1% in 2012, resulting in the addition of close to 1,500 net office-using jobs during this two-year span. More recently, total employment has begun to rebound at a rising pace relative to 2012, led by gains in educational and health services, professional and business services, and leisure and hospitality employment. Total payroll levels increased by 0.9% year-over-year in April 2013, with total employment levels expanding by more than 3,500 jobs during the previous twelve-month period. Year-over-year office employment gains accounted for approximately 440 of the net jobs created during this time. Given the healthy pace of job growth in recent quarters and improving economic conditions, Fairfield County office market conditions continue to stabilize but remain soft. Through the first quarter of 2013, the overall office vacancy rate rose to 22.3% from 21.1% in 2012 and 20.9% in 2011. Despite the increase in the vacancy rate, the overall average office lease rate increased by 3.2% year-to-date to $36.67 per square foot in first quarter of 2013.

Available Class A sublease space in the market increased to more than one million square feet from 959,000 square feet in 2012, as the overall Class A vacancy rate stood at more than 20% through early 2013. Although Class A office market conditions remain soft, demand for high-quality space placed upward pressure on Class A rates during this time, as the overall Class A lease rate increased by 3.1% year-to-date to $39.77 per square foot in the first quarter of 2013. Given our expectations for more robust office employment growth through the forecast period, and with minimal supply-side pressure in the market, market conditions are expected to tighten more significantly as companies begin leasing office space in earnest to accommodate this growth.

An indication of the area’s diversifying economy, a number of high profile companies are relocating operations to Fairfield County. In late 2010, NBC Sports Group announced plans to build a number of studios in the Stamford, bringing 450 new jobs to the area and $100 million in capital improvements and has consolidated much of its northeast operations. The expansion of Chelsea Piers into Stamford and the development of a $50 million, 417,000 square-foot sports facility is drawing new residents and companies alike. Starwood Hotels relocated its operations in the Westchester submarket to Stamford, occupying 250,000 square feet at 333 Ludlow St. in the Harbor Point area. The completion of both of these blockbuster deals was facilitated by attractive tax incentives, loans, and sales tax exemptions afforded by both state and local development authorities.

As companies in the office employment sector begin to re-staff, RCG expects the rebound in the financial activities and professional services employment sectors to lead the market’s recovery. Also, job growth in a number of other key industries is expected to drive the economy’s resurgence: information services, re-insurance, shipping, media, as well as health and education. With the pace of employment growth expected to increase in 2013 and through the remainder of the forecast period, office absorption should continue to trend upwards during this time, placing downward pressure on the office vacancy rate through 2017.

During the 10-year period between 2003 and 2012, approximately 1.5 million square feet of new office space were added to the market—an increase of 3.8% in total office stock. Practically all new office construction during this period took place in the suburban office market with much of the new office construction in recent years concentrated in the South Central, Stamford non-CBD, and Eastern submarkets. In 2011, 445,000 square feet were added to the market with the delivery of several office projects, the largest of which was the completion of Harbor Point I and II in the Stamford non-CBD submarket. There were no new office construction completions in 2012. Although the Harbor Point area is technically located within the non-CBD office submarket, the project area’s proximity to downtown and the Stamford Transit Center allow it to compete for tenants against office properties within the CBD. With a lower-cost environment, high-quality buildings and proximity to New York City, Fairfield County is a highly desirable location for large corporate headquarters. The professional and business services sector provides ancillary support to these headquarters operations that come from a wide variety of industries. The anticipated rebound in the professional and business services employment sector should be the primary driver of improvements in the office demand fundamentals through the forecast period. With no office construction projects in the development pipeline, there will be limited supply-side pressure in the market, which should facilitate the office market’s return to equilibrium. The limited supply of developable land in the Stamford area minimizes supply-side pressure on the market, restricting new construction to redevelopment in existing commercial areas.

Outlook

RCG’s outlook for the Fairfield County office market is positive. RCG believes continued hiring among office-using industries should drive new leasing activity and erode much of the sublease space weighing on the market. RCG expects Stamford to benefit from the influx of companies in growing industries such as multimedia and the recovery in financial services employment to drive the new office demand going forward. Rising investor confidence and business creation in the coming period should support job creation in office employment sectors and a tightening in office market conditions. RCG anticipates more broad-based leasing activity going forward, resulting in the absorption of commodity space and improving fundamentals in this segment of the office market.

As job growth in the market accelerates into the forecast period, RCG expects the vacancy rate to decline to 20.7% in 2014. By this time, the overall office rental rate should increase at a rate of 1.9% to $37.99 per square foot. Into the latter part of the forecast period, as office employment payroll growth accelerates, RCG expects this trend to push the vacancy rate to 20.0% in 2015 followed by a 19.3% vacancy rate in 2016 and a 19.0% vacancy rate in 2017. By 2017, the average office lease rate should reach $41.45 per square foot surpassing pre-recession rent levels. During the five-year period ending in 2017, forecasted office employment levels in the metropolitan statistical area are expected to increase by close to 5,600 jobs, replenishing more than 50% of all office employment jobs lost during the two-year period following the onset of the national recession in December 2007.

Stamford CBD Submarket

Encompassing the commercial areas surrounding the Stamford Transit Center and the area north of the I-95 to Broad St., the Stamford CBD office submarket consists of approximately 6.8 million square feet of space tenanted by a number of major corporations and investment companies including UBS, Royal Bank of Scotland, Thomson-Reuters, and Jefferies. Approximately 93% of all office space in the CBD market is Class A space. The market’s proximity to Manhattan and location along the region’s transportation network help to incent the location of companies to the area. The City of Stamford is less than one hour from midtown Manhattan by commuter rail or interstate highway and is located directly on the major rail lines and is intersected by highway I-95, which connects New York and Boston. For Metro-North express trains to New York City, the average express trip is approximately 45 minutes. The area is also within easy driving distance of the major New York area airports and approximately 20 minutes from the Westchester County Airport. Technological advancement will likely drive the decentralization of financial market activities going forward, strengthening the demand for office space in suburban office markets. And, though the Stamford office market will continue to benefit from its relatively lower costs and proximity to New York and Boston as office hiring accelerates, the growing concentration of housing and companies in other office-using industries that facilitate the area’s development into a 24/7 live-work environment should support the market’s recovery going forward. In particular, properties located in close proximity to major transit nodes are better positioned to benefit from the local economy’s on-going recovery in comparison to properties in adjacent submarkets.

As of the first quarter of 2013, the overall CBD vacancy rate rose to 28.5% from 26.8% in 2012 and from 26.9% in 2011. The vacancy rate remains elevated in comparison with market conditions six years prior, at which point the vacancy rate stood at 14.2%.

Tenant interest in parts of the submarket is also heightened by incentives provided through the Stamford enterprise zone, which encompasses the portion of the City of Stamford that is south of the I-95. Under the enterprise zone incentive program, qualified companies may receive benefits such as an 80%, five-year local property tax abatement on eligible real and personal property, as well as a 25% or 50% credit on the state corporate business tax, depending upon the program type and location of the certified project. The additional savings to tenants provided by these incentive programs should continue to draw new companies to this developing portion of the city.

South Central Submarket

Located along the southern edge of Fairfield County, the South Central office submarket consists of approximately 8.3 million square feet of office space, encompassing the areas of Norwalk, Darien/New Canaan, and Wilton/Weston. Close to two-thirds of the office submarket’s inventory is located in the Norwalk submarket. The office market is home to many large corporations, which include Virgin Atlantic Airways, SoBe, Priceline.com, Siemens IT Solutions and Services, Xerox, Kayak.com, Pepperidge Farm, Emcor Group, and Arch Chemicals. With an average lease rate of less than $30 per square foot and its proximity to major highways and transit nodes, the South Central submarket’s relative affordability and location continues to attract companies to the area.

As of the first quarter of 2013, the submarket vacancy rate improved during the first quarter, contracting by close to four percentage points to 15.9% from 19.6% in 2012. Though occupancy levels remain stable, the vacancy rate remains well above the 17.1% vacancy rate in 2009 and 14.2% vacancy rate in 2008. In recent years, lingering economic uncertainty and the availability of more centralized, high-quality space at deep discounts from previous highs placed upward pressure on the vacancy rate for office space located in tertiary submarkets. The overall average lease rate rose by 4.2% year-to-date to $29.21 per square foot in the first quarter, which follows the 2.4% year-over-year decline in 2012.

Retail Markets

New York

New York’s retail market benefits from positive long-term fundamentals, including favorable demographics, a very high income population, significant barriers to entry and a strong local demand base, as a well a high volume of domestic and international visitors. In addition to the 11.7 million residents living within the New York-White Plains-Wayne, NY-NJ Metropolitan Division, approximately 8.3 million residents live in the surrounding region, including Newark, Central New Jersey, Long Island and Connecticut’s Fairfield County. With this combined population approaching 20 million, the Greater New York City region is by far the most populous in the country and second only to Mexico City in North America.

New York’s long-term economic base is supported by the region’s talented workforce, its dense base of customers and clients for businesses, and its highly integrated network of potential partners and investors that convene on the city from all parts of the world. High-paying, knowledge-based industry clusters—such as finance, legal services, consulting, media and publishing and others—fuel growth in other sectors of the economy. Furthermore, residents come from a highly diverse background: 34.8% of the New York metropolitan division’s population was born outside the United States as of 2009, compared with 13.0% for the country as a whole. All types of retailers—from discount, family-oriented outlets all the way to high-end, exclusive luxury—are required to serve the heterogeneous population.

Domestic and international leisure travelers are drawn to New York City for its theaters, historical sites, museums, shopping and other cultural opportunities. As heightened focus on public safety and sanitation has helped to transform New York City, and Manhattan specifically, into a family-friendly tourist destination through the last two decades, tourism has come to account for a large share of the local economy. A record high of 50.9 million travelers visited New York City in 2011, according to NYC & Company, reaching Mayor Bloomberg’s goal of 50 million visitors by 2012 one year early. Direct visitor spending in New York City reached $34.5 billion in 2011, up from $14.7 billion in 1998. Visitor spending supported 324,600 jobs, $18.6 billion in total wages and generated $8.7 billion in taxes for the area.

Other measures indicate rising volumes of tourism and business-related travel, which bodes well for retail demand in the region. Total passenger traffic at New York-area airports grew to 110 million in the 12 months through April 2013, an increase of 2.0% over the previous 12-month period. As of the summer of 2010, Saturday pedestrian traffic volume in Times Square increased 89% over the same period a year earlier.

On the supply side, New York’s retail market has high barriers to entry, including limited available land to develop, long lead times on new construction, ambiguous zoning regulations, a difficult planning approval process, and high costs of construction. Major new construction projects are rare, particularly within Manhattan’s main corridors, and are generally limited to the outer boroughs and the suburbs of Northern New Jersey and Upstate New York.

RCG’s outlook for New York’s retail market is positive. With job growth expected to remain positive, decreasing unemployment and stabilizing home values should encourage local residents to loosen spending habits, bolstering demand from local residents, the primary driver of retail demand in the New York area. Siena Research Institute’s Index of Current Economic Conditions for New York City registered 78.1 as of the May 2013, within 2.6 points of the highest level and 6.8 points greater than the lowest level recorded over the January 2012 to May 2013 timeframe.

While barriers to entry in New York City’s retail market are significant, select major projects are likely to continue construction through the foreseeable future. One of the largest projects under development is the retail component of the World Trade Center complex, which totals 500,000 square feet of space. A public plaza that includes retail space is planned along 42nd Street between Sixth Avenue and Broadway. Several large projects planned in the Bronx include a 780,000 square-foot shopping mall at Bay Plaza in Co-op City, an 80,000 square-foot parcel on Broadway and 230th Street, and the 162,000 square-foot retail complex at the former Stella D’Oro factory anchored by BJ’s Wholesale Club.

Manhattan

The borough of Manhattan contains approximately 110 million square feet of retail space, according to the Real Estate Board of New York, and is split into six major submarkets: East Side, West Side, Midtown, Midtown South, Downtown and North Manhattan. The majority (78%) of the space is located within Midtown South, Midtown and Downtown. Spaces in prime corridors, which are spread out among the major submarkets, are among the most highly sought-after real estate in the world and also among the most expensive in terms of rental rates per square foot. Retail demand in the borough is driven by an affluent local population, commuters from outside the borough and a high concentration of business and leisure travelers.

On various measures of income, Manhattan exceeds surrounding geographies and the nation as a whole by wide margins according to the 2011 Census American Community Survey. Manhattan’s median household income was recorded at $66,299 in 2011, compared with $49,461 for all of New York City, $54,407 for the New York metropolitan division and $50,502 at the national level. Manhattan’s per capita income was recorded at $59,398 as of 2011, much greater than $30,200 for all of New York City, $32,303 throughout the New York metropolitan division and $26,708 for the United States as a whole.

Midtown, the area loosely defined to span between 31st and 59th streets, is among the premier commercial districts in the world and is home to a diverse base of office tenants, retail stores, entertainment venues, theaters, hotels, and residences, along with some light manufacturing, warehouse and storage. Midtown accounts for more than 61% of Manhattan’s office space. Consumer expenditures in Midtown totaled an estimated $4.0 billion in 2012. Given the primacy of its commercial activities, Midtown accounts for a relatively small percentage of Manhattan’s residential population. In fact, approximately 166,200 residents live within the area, equating to roughly 10% of Manhattan’s total. Indicated by several income statistics, however, Midtown’s residential population is more affluent than Manhattan as a whole, which helps to support retail demand in the area. The median household income within Midtown Manhattan was estimated to be 33.8% greater than Manhattan as a whole as of 2013 at $84,400.

Demand is recovering, driven by local job growth and a rise in tourism activity since the last recession. According to the latest available data, the average vacancy rate among major retail corridors increased slightly to 11.4% in the first quarter of 2013 from 7.9% one year earlier, largely stemming from an influx of new availabilities in the Lower Fifth Avenue submarket, which stretches from 42nd Street to 49th Street. In terms of rents, prime retail corridors command very high rents, though a very small sample size leads to volatile average measures. According to Cushman & Wakefield, asking rents in the Upper Fifth Avenue corridor averaged $2,631 per square foot in the first quarter of 2013, a 31.1% year-over-year increase. Rents on Times Square retail space averaged $2,223 per square foot, 13.0% greater than one year earlier. In total, rents grew by an average of 24.5% year-over-year in Manhattan’s five most-expensive retail submarkets. The overall average asking rent in Manhattan was recorded at $116 per square foot in the spring 2013 and has fluctuated in the band between $110 and $118 per square foot since spring 2009, according to the Real Estate Board of New York.

As with the New York metropolitan division as a whole, RCG’s outlook for Manhattan’s retail market is positive. The main retail corridors have improved during the early stages of economic recovery as consumer spending stabilized and tourism activity rebounded. While rents are rising in the majority of the prime submarkets, rents are still relatively low in Manhattan’s second-tier submarkets, like the Flatiron District, Meatpacking District and Columbus Avenue, among others. Discounted lease rates present opportunities for small-scale and somewhat cost-sensitive retailers to enter the market where they have been previously priced out in the past. On the supply side, major new construction projects in Manhattan will likely be limited to the area north of Central Park, with the exception of the World Trade Center complex. One example is the conversion of a former manufacturing facility in Harlem into a Target- and Costco-anchored retail center. Smaller-scale deliveries, like conversion of old building stock into retail boutiques, will likely account for the dominant share of new supply in high-traffic, desirable submarkets.

Driving retail demand near Penn Station is a critical mass of pedestrian traffic in the neighborhood, comprised of office workers, tourists and inhabitants of the surrounding area. Office development, retail shops and Pennsylvania Station all drive pedestrian traffic in the area. According to the most recent estimates by the 34th Street Partnership, approximately 185,000 people work in offices in the area surrounding Penn Plaza and Herald Square, as of 2009. Approximately 27,000 people were counted leaving Penn Station in one hour on an average weekday in December 2009, also according to the 34th Street Partnership, while nearly 11,000 pedestrians per hour were counted at the corner of Seventh Avenue and 34th Street. Madison Square Garden is regularly ranked number one in North America for total ticket sales across the wide variety of events housed in the arena, including professional and collegiate basketball, professional hockey, live music events, one-time events like professional wrestling, and many others. Approximately 4 million tourists visit the Empire State Building observation decks each year, where tickets cost between $16 and $55 each. Approximately 27,200 residents occupy 16,400 households within one-half mile of the intersection Broadway and West 36th Street, around which 1333 Broadway, 1350 Broadway and 1359 Broadway are clustered. The median household income within the same area was estimated at $84,678.

The East/West Manhattan Retail Portfolio consists of two properties located in Midtown Manhattan: 1010 Third Avenue and 77 West 55th Street. Located at the intersection of Third Avenue and East 60th Street, the retail space at 1010 Third Avenue is located within the Decorative Arts District: four blocks west of the Fifth Avenue entrance to Central Park, adjacent to 59th Street-Lexington multi-line subway stop and one block from the Queensboro Bridge off ramp. Other retail outlets cluster in this high-pedestrian traffic neighborhood, most prominently including Bloomingdales, along with luxury hotels, highly desirable residential buildings and major office tenants. The median household income within a half-mile radius of 1010 Third Avenue was an estimated $102,866 in 2013. Consumer expenditures reached an estimated $1.6 billion within a half-mile radius of the property. Other major retail locations in the area include Savoy Plaza with 33,800 square feet and the Shops at Citicorp Center with 70,000 square feet.

Also in Midtown, 77 West 55th Street is located at the intersection of West 55th Street and Sixth Avenue. While Sixth Avenue is not known as a high-end retail corridor, pedestrian foot traffic is high, attributable to major office tenants and dense residential development in the area. High costs of living in the area surrounding the property have further concentrated an affluent population. The median household income within a half-mile radius of 77 West 55th Street in 2013 was estimated at $91,869. Consumer expenditures were at estimated at $699 million in 2013. Only one other major retail center is located within a half-mile of the property, the 70,000 square-foot Shops at Citicorp Center.

The ground-level retail at 10 Union Square East is located on the eastern edge of Union Square where Park Avenue South meets 14th Street. With high-quality open spaces, a wide variety of pop-up markets, excellent transit accessibility, and active clusters of retail, education, healthcare, office tenants and other residential and commercial development, Union Square is one of the most heavily-trafficked pedestrian areas in Manhattan. Measured over a 14-hour period in July of 2011, weekday pedestrian traffic totaled 176,000 and 159,000 on the weekend. Overall, pedestrian traffic has increased 28% over the most recent five-year period, according to Union Square Partnership. Pedestrian traffic has reached as high as 200,000 during Greenmarket Saturdays. Furthermore, three major subway lines (L, N/Q/R, 4/5/6) converge on Union Square, connecting the neighborhood to New York’s outer boroughs as well as Long Island, Connecticut, New Jersey and suburban Upstate New York. The 14th Street-Union Square subway station served 34.6 million riders during 2012, a slight decrease from 2011 though the annual ridership at the station has increased by 39.0% since 2000, making it the fourth-largest station in New York City. While area retailers benefit from customers that live at considerable distances to Union Square, affluent local residents also provide a stable demand base. The median household income within a half-mile radius was estimated at $94,176 in 2013. Consumer expenditures within a half-mile radius of 10 Union Square East was estimated at $2.0 billion in 2013. Though Union Square is a major retail submarket within Manhattan, large shopping centers are still in short supply in the surrounding area. Union Square South is the only shopping center within a half-mile radius of 10 Union Square East. Demand for space in Union Square South has been strong by national retail chains. Following the closure of Circuit City and Virgin Megastores, both of which occupied the property at a point in time, retail space at Union Square South was subsequently re-leased to Best Buy and Nordstrom Rack. Also at the property is Regal Cinemas. Other major retailers are in the neighborhood as well, including Whole Foods, Forever 21, Diesel, Barnes & Noble and many others. Within a one-mile radius of 10 Union Square East are two other major shopping centers: the 170,000 square-foot Manhattan Mall at Broadway and West 33rd Street and the 92,200 square-foot Kip’s Bay Shopping Center.

The Gotham retail property is located on the Upper East Side at the intersection of East 86th Street and Third Avenue, among a cluster of residential buildings, retail stores and entertainment spaces. One block from the 86th Street-Lexington subway stop, the area is easily accessible from other areas around New York City. Major landmarks in the surrounding area include the Metropolitan Museum of Art and the Guggenheim Museum. The neighborhood population is more affluent than Manhattan as a whole. The median household income within a half-mile radius was estimated at $102,866 in 2013. Consumer expenditures within a half-mile radius of the Gotham was estimated at $1.6 billion in 2013. According to Claritas, not a single major shopping center exists within a one-mile radius of the Gotham.

Fairfield County

Fairfield County’s favorable demographics and high concentration of high-paying professionals and wealthy households drives high-end retail sales in the area. The region is studded with luxury retail establishments consisting of high-end boutiques and department stores. High-end retail stores cluster in affluent Fairfield County neighborhoods where residents live and work, particularly in Greenwich, New Canaan, and Westport—retail submarkets which command the highest retail rents in the area. In the third quarter of 2012, the retail vacancy rate remained unchanged from earlier in the year at 4.1%, while the average asking retail lease rate in Fairfield County increased 0.4% to $27.91 per square foot during this time, according to Cassidy Turley Research. Historic average annual rent growth in the market is 1.7%. In 2013 total consumer expenditures in Fairfield County retail establishments is expected to total $15.0 billion, according to Claritas. Because of the area’s concentration of middle-aged, high net worth professionals, Fairfield County is one of the most affluent counties in the country, representing a concentrated market for high-end and luxury retail goods, and services like restaurants, spas, and golf courses/clubs.

Driven by the recent resurgence in job growth and increasingly positive economic outlook, retail sales in the area quickly rebounded from recent lows—a trend RCG expects to continue through the forecast period. An indication of improving retail demand fundamentals, state sales and use tax revenues, a proxy for retail sales volume in Connecticut, increased by 15.9% in fiscal year 2011-2012 following a 4.6% increase during the previous fiscal year.

Going forward, the continued stabilization of home values and acceleration in job growth should fuel retail sales activity, supported higher levels of retail space absorption in the coming years. As employment levels rebound from recent lows, the improvements to the local economy should also drive an increase in population and household growth through the forecast period, supplying the market with consumers to support local retail sales. Through the forecast period, RCG expects total population growth the increase at an annual average rate of 0.4% and total household at an annual average rate of 0.5% through 2017, resulting the in the addition of close to 20,000 new residents and the formation of more than 7,800 new households during this time. The area’s favorable demographic trends suggest that its retail market will be healthy through the forecast period.

Located in the Town of Westport, 69-97 Main St. is situated in one of the town’s most affluent shopping districts located along the main thoroughfare. The high concentration of major national and regional retail tenants in the area include retailers such as Coach, Tiffany & Co., Restoration Hardware, and Williams Sonoma. Not surprisingly, the surrounding neighborhood population is more affluent in comparison to other submarkets in Fairfield County. The estimated 2013 retail sales volume within a one-mile radius of the retail property is expected to total approximately $117 million, according to Claritas. The median household income within a one-mile radius was estimated at $122,151 for 2013, with households making more than $200,000 accounting for 16.1% of all households in the area in 2011.

Also located along Westport’s main thoroughfare, 103-107 Main St. is located in the main shopping district. Given the property’s central location within the area’s most affluent shopping districts, the median household income is high relative to surrounding submarket. The estimated 2013 retail sales volume within a one-mile radius of the retail property is expected to total approximately $117 million, according to Claritas. Within a one-mile radius the median household income was $122,195 and $115,258 within a two-mile radius of the property in 2013.

BUSINESS AND PROPERTIES

Overview

We are a self-administered and self-managed real estate investment trust, or REIT, that owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area. We were formed to continue and expand the commercial real estate business of our predecessor Malkin Holdings LLC and its affiliates. Our primary focus will be to continue to own, manage and operate our current portfolio and to acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area.

As of June 30, 2013, we owned 12 office properties (including one long-term ground leasehold interest) encompassing approximately 7.7 million rentable square feet of office space, which were approximately 83.5% leased (or 86.2% giving effect to leases signed but not yet commenced as of that date). Seven of these properties are located in the midtown Manhattan market and encompass in the aggregate approximately 5.9 million rentable square feet of office space, including the Empire State Building. Our Manhattan office properties also contain an aggregate of 440,615 rentable square feet of premier retail space on their ground floor and/or lower levels. Our remaining five office properties are located in Fairfield County, Connecticut and Westchester County, New York, encompassing in the aggregate approximately 1.8 million rentable square feet. The majority of square footage for these five properties is located in densely populated metropolitan communities with immediate access to mass transportation. Additionally, we have entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, that will support the development of an approximately 380,000 rentable square foot office building and garage, which we refer to herein as Metro Tower. As of June 30, 2013, our portfolio also included four standalone retail properties located in Manhattan and two standalone retail properties located in the city center of Westport, Connecticut, encompassing 204,452 rentable square feet in the aggregate. As of June 30, 2013, our standalone retail properties were 100.0% leased in the aggregate. Our portfolio represents all of our predecessor’s Manhattan and greater New York metropolitan area office and retail assets in which it holds a controlling interest.

In addition, we have an option to acquire from affiliates of our predecessor two additional Manhattan office properties encompassing approximately 1.5 million rentable square feet of office space and 153,209 rentable square feet of retail space at the base of the buildings. These option properties were subject to recently resolved litigation and we have an option to acquire fee, long-term leasehold, sub-leasehold and/or sub-subleasehold interests in these two properties, as applicable, following the resolution of the recently resolved litigation. We do not intend to exercise the option for either of the interests in 112-122 West 34th Street or 1400 Broadway prior to closing of this offering. We refer to these properties as our option properties. For more information, please see “—Description of Option Properties.”

We have a comprehensive knowledge of our markets that has been developed through our senior management team’s substantial experience, and we believe we are a recognized owner and operator of office properties. All of our properties are located in Manhattan and the greater New York metropolitan area, which, according to RCG, is one of the most prized office markets in the world and a world-renowned retail market due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. From 2002 through 2006, we gradually gained full control of the day-to-day management of our Manhattan office properties (with the Helmsley estate holding certain approval rights at some of these properties as a result of its interest in the entities owning the properties). Helmsley-Spear, Inc. had provided property management services to our Manhattan office properties during the period from 2002 through 2006 prior to its removal as property manager. See “—History” for more information regarding how we gained full control of the day-to-day management of our Manhattan office properties. Since then, we have been undertaking a comprehensive renovation and repositioning strategy of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. Since we assumed full control of the day-to-day management of our Manhattan office properties beginning with One Grand Central Place in 2002 and through June 30, 2013, we have invested a total of approximately $384.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties pursuant to this program. We currently intend to invest between $40.0 million and $70.0 million of additional capital through the end of 2013. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program. In addition, we currently estimate that between $95.0 million and $125.0 million of capital is needed beyond 2013 to complete substantially the renovation program at the Empire State Building, which we expect to occur by the end of 2016, due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. These estimates are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. We intend to fund these capital improvements through a combination of operating cash flow and borrowings.

These improvements, within our renovation and repositioning program, include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. We have also aggregated smaller spaces in order to offer larger blocks of office space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. This strategy has shown attractive results to date, as illustrated by the case studies which are described in “—Renovation and Repositioning Case Studies,” and we believe has the potential to improve our operating margins and cash flows in the future. We believe we will continue to enhance our tenant base and improve rents as our pre-renovation leases continue to expire and be re-leased. Through June 30, 2013, we have completed, or are in the process of completing in connection with signed leases, the renovations of approximately 4.3 million square feet of our Manhattan office properties pursuant to the renovation program. In addition, we currently estimate that approximately 2.1 million square feet of additional renovations, including approximately 1.0 million square feet of additional renovations with respect to the Empire State Building, are required to complete substantially this program.

We operate our business with a view to protect against economic, business and market downturns and preserve capital through conservative debt levels, underwriting and adequate capital provisions for maintenance and improvements. This helps us to withstand economic downturns and grow in times of economic growth. Our motto is “performance for today, perspective for tomorrow.” We believe our tenants are attracted to our financial stability and our track record of consistent performance through multiple market cycles.

The Empire State Building is our flagship property. The 102-story building comprises 2,701,938 rentable square feet of office space and 167,788 rentable square feet of retail space. The building also includes our observatory and broadcasting operations. The building occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th Street corridor in midtown Manhattan. The ongoing repositioning of the Empire State Building is representative of our strategic vision for our Manhattan office properties. After we gained full control of the day-to-day management of the Empire State Building in August 2006, we developed and began implementing a restoration and renovation plan for the property and, as of June 30, 2013, we had invested a total of approximately $190.4 million. We currently estimate that between $135.0 million and $175.0 million of additional capital is needed to complete this renovation plan, which we expect to complete substantially by the end of 2016, due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. These estimates are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. We intend to fund these capital improvements through a combination of operating cash flow and borrowings. These improvements include restored and upgraded the landmark art deco lobby, renovated public areas and bathrooms, refurbished 6,514 windows, renovated the observatories and broadcasting facilities and modernized building-wide systems. In addition, we pioneered a process for a replicable, world-leading energy efficiency retrofit program. Future planned renovation expenditures include additional improvements to the building lobby; restroom renovations;

elevator modernization; corridor upgrades; enhanced ventilation and security systems; and a temporary construction hoist to the 29th floor to provide access for construction workers, for construction deliveries and for the removal of debris. Plans are also in place for the development of a tenants-only fitness center and a conference center in the building. The few remaining details of the comprehensive renovation program for the observatory are expected to be completed substantially by the end of 2013. As part of our effort to increase the quality of our tenants, we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. To date we believe these efforts have accelerated our ability to lease space to new higher credit-quality tenants, including: LF USA; Skanska; Coty, Inc.; the Federal Deposit Insurance Corporation; Funaro & Co.; Kaltex North America, Inc.; LinkedIn; Noven Pharmaceuticals; People’s Daily Online USA; Shutterstock; Taylor Global; The Freeh Group; Turkish Airlines; and World Monuments Fund. We believe completing the repositioning program for the Empire State Building, as well as our other Manhattan office properties, represents a significant growth opportunity for our company. We believe completing the repositioning program for the Empire State Building, as well as our other Manhattan office properties, represents a significant growth opportunity for us.

The Empire State Building provides us with a significant and diversified source of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. For the years ended December 31, 2007 through December 31, 2012 and for the six months ended June 30, 2013, the number of visitors to the observatory was approximately 3.67 million, 4.03 million, 3.75 million, 4.03 million, 4.06 million, 4.15 million and 1.89 million, respectively. Admissions grew at a compound annual growth rate of 3.0% during the 12 years from 2001 to 2012. The average ticket revenue per admission for each of the 12 years from 2001 through 2012 increased at a compound annual growth rate of 10.1% and the growth rate during each of those years, on a year-over-year basis, has never been negative. For the years ended December 31, 2007 through December 31, 2012, we increased the average ticket revenue per admission from $15.47 to $20.21, and for the six months ended June 30, 2013, the average ticket revenue per admission was $21.53. In addition, we have 77 broadcasting licenses with an average remaining term of 5.8 years as of June 30, 2013. On a pro forma basis, during the six months ended June 30, 2013 and the year ended December 31, 2012, we generated approximately $114.0 million and $240.8 million of revenue, respectively, from the Empire State Building, which included approximately $44.2 million and $92.2 million of revenue from our observatory operations and approximately $10.1 million and $17.1 million of revenue, respectively, from our broadcasting licenses and related leased space.

In addition to the Empire State Building, our portfolio attracts high quality tenants to its high quality, midtown Manhattan and greater New York metropolitan area office properties.

Major tenants of 1333 Broadway include LF USA, Inc., Aetna Life Insurance Company, Urban Outfitters, Canon Solutions America, Inc., a variety of service firms and retail tenancy in its multi-level retail space. Major tenants of 1350 Broadway include E-Bay, Tarter Krinsky & Drogin LLP, Marketfish, EcoLab, Open Space Institute, a variety of service firms including Carrier Corporation and retail tenancy in its multi-level retail space including Bank Santander (Sovereign Bank), Duane Reade (a division of Walgreen Co.), HSBC, Starbucks, and FedEx/Kinko’s. Major tenants of 1359 Broadway include LF USA, Inc., IPREO Holdings LLC, Actimize, Inc., Equifax, Parkinson’s Disease Foundation and a variety of leading not-for-profit and service firms. Major tenants of 501 Seventh Avenue include the corporate headquarters of both Carolina Herrera Ltd. and Warnaco (a subsidiary of PVH Corp.), Local Initiatives Support Corporation, a variety of service firms and retail tenancy including Chipotle Mexican Grill and Pot Belly Sandwich Shop. One Grand Central Place is largely a small tenant building. Its major tenants include Fairfield Maxwell Group, Ales Group USA, Inc., Tourist Office of Spain, American Bureau of Shipping, Pine Brook Road Partners, LLC, a variety of financial, services, corporate, and not-for-profit tenants and retail tenancy in its multi-level retail space including JP Morgan Chase Bank, Bank of America, N.A., and Charles Schwab & Co. 250 West 57th Street is largely a small tenant building. Its major tenant is Perseus Books Group and its other tenants include a variety of financial, services, corporate, and not-for-profit tenants including N.S. Bienstock, Inc., Chase Paymentech (a division of JPMorgan Chase Bank) and retail tenancy in its multi-level retail space including TJ Maxx, AT&T and Duane Reade (a division of Walgreen Co.).

In the greater New York metropolitan area, our portfolio includes high quality suburban office properties in densely populated metropolitan communities in Fairfield County, Connecticut and Westchester County, New York. Major tenants of the greater New York metropolitan area flagship Metro Center (at the Transportation Center in Stamford, Connecticut) include Thomson Reuters, Jefferies Group, Columbus Circle Investors, Torm Shipping, Olympus Partners, BP Energy, Tweedy, Browne Company, Susquehanna International, and a variety of other investment management, private equity and professional services firms. Major tenants of First Stamford Place (within a short walking distance of the Transportation Center in Stamford, Connecticut) include Ernst & Young, Legg Mason, Odyssey Reinsurance, Elizabeth Arden, Inc., Thomson Reuters, Guardian Life Insurance Company, the corporate headquarters of Crane Co., Air Castle Advisor LLC, National Indemnity Company, Robert W. Baird, Inc., MKM Partners, Artha Capital, BTS USA, Greenwich Investment Management, Greenwich Prime Trading, Newbury Partners, Campus Televideo, TigerRisk Partners, Vesta Partners, MJLF Associates, Remington Arms, Jones Lang LaSalle, Bank of Ireland, Forevermark US Inc., and a variety of consumer products, insurance, commodities, technology, marketing, shipping, investment management and professional services firms. Major tenants of 383 Main Avenue (at the intersection of the Merritt Parkway and Route 7 in Norwalk, Connecticut) include Reed Elsevier, Inc., Acosta Inc., Nestle Holdings, Inc., Cisco Systems, Inc., SunGard, SAP America, Inc., SymphonyIRI Group, Qwest Communications (d/b/a Century Link), Boots Retail USA, Antenna Audio, Connecticut Attorneys’ Title Insurance Company, Multiple Myeloma Research Foundation, Fairfield County Community Trust and a variety of financial, consumer products, technology, marketing, health, education, not-for-profit and professional services firms. Major tenants of 10 Bank Street (at the Transportation Center in White Plains, New York) include TwoFour Holdings, Tompkins Trust Company, JP Morgan Chase Bank, Pearson Education, Inc., Fifth Street Capital, Inc., Eckert Seamans Cherin & Mellot, Rockwood Capital, LLC, Pine Brook Road Partners, LLC, Evolution Markets, LLC, US Renewables Group, Liberty Mutual, Nokia, Fidelity National Title, FitFlop USA, Marubeni Specialty Chemicals Inc., Hitachi Cable America Inc., and a variety of leading investment management, consumer products, commodities, health, education, and professional services firms. Major tenants of 500 Mamaroneck Avenue (between the Hutchinson River Parkway and Interstate 95 in Harrison, New York) include Mariner Investment Group, O’Connor Davies Munn & Dobbins, Pasternak Wine Imports, Pasternak Baum & Co., York International, Senior Care Development, HUB International, Lornamead Inc., Universal Remote Control, Stark Business Solutions, Motion Picture Association of America, and a variety of financial, insurance, commodities, marketing, technology, consumer products and professional services firms.
Our portfolio also includes high quality retail properties located in premier retail corridors in Manhattan and Westport, Connecticut. Tenants at 10 Union Square in Manhattan include Best Buy Mobile, Starbucks, A&P, Panera Bread, FedEx/Kinko’s, Au Bon Pain, Chipotle Mexican Grill, and GameStop. Tenants at 1010 Third Avenue’s multi-level retail space in Manhattan include Ethan Allen. Tenants at 55 West 57th Street include Tapps Supermarkets and Bank of America, N.A. Tenants at 69-97 Main Street in Westport, Connecticut include Ann Taylor, Lululemon, Allen Edmonds, Nike, and Theory. Tenants at 103-109 Main Street include Kate Spade (a division of Fifth & Pacific Companies, Inc.).

112-122 West 34th Street, one of the option properties, is in transition from a garment tenant profile. 112-122 West 34th Street is the recipient of BOMA 2012 Pinnacle Award for the Renovated Building of the Year. Its major tenants include the corporate headquarters of Aeropostale Inc. and Venator Group, Inc., Regus Plc, Kahn Lucas Lancaster, Inc., Carr Business Systems (a division of Xerox), a variety of fashion related firms and retail tenancy includes Foot Locker and Swatch. 1400 Broadway, the other option property, is in transition from a garment tenant profile. Its major tenants include Kohl’s Corporation, Men’s Wearhouse, VeriFone Systems, Burlington Coat Factory, LLC, Hatch Mott Macdonald, Interpublic Group of Companies, Inc. and a variety of fashion related firms.

We are led by Anthony E. Malkin, our Chairman, Chief Executive Officer and President, who has a strong reputation in the industry for quality management, repositioning and marketing expertise. Mr. Malkin, together with our senior management team, has developed our strategy with a focus on tenant and broker relationships and the cultivation of our brand to attract higher credit-quality tenants to our improved buildings and negotiate attractive rental terms. Mr. Malkin has approximately 25 years of real estate experience specifically in expanding, renovating, repositioning and managing this portfolio. Our senior management team has an average of approximately 30 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance, and Messrs. Malkin, Durels and Keltner have worked together for our predecessor for approximately 23 years, with Messrs. Malkin and Durels being responsible for supervising the design and implementation of our renovation and repositioning program.

History

The Manhattan office properties that will be included in our initial portfolio were acquired between 1950 and 1979 through the business ventures of Lawrence A. Wien in partnership with Harry B. Helmsley, and later with his son-in-law and our Chairman Emeritus Peter L. Malkin. Three properties, the Empire State Building, One Grand Central Place and 250 West 57th Street, were acquired through public partnerships from 1953 to 1961, following earlier transactions on structures developed by Lawrence A. Wien, which are credited as the first flow-through tax treatment real estate syndications ever conducted, including other Manhattan office properties, 1333 Broadway, 1350 Broadway, 1359 Broadway and 501 Seventh Avenue, which were acquired through private partnerships from 1950 to 1979. With respect to the Manhattan office properties, Lawrence A. Wien and Peter L. Malkin were responsible for the syndication of the transactions, and Harry B. Helmsley was responsible for the identification of opportunities and the management and leasing of the properties once purchased. The principals of our predecessor during this period consisted of Lawrence A. Wien, until his death in 1988 and, beginning in 1958, Peter L. Malkin. Anthony E. Malkin joined Peter L. Malkin as a principal in 1989. All of the standalone retail assets and most of the Fairfield County and Westchester County office properties that will be included in our initial portfolio were acquired from 1989 to 2006 under the direction of Anthony E. Malkin.

Our predecessor historically provided asset management services for most of our properties. Our Manhattan office properties were managed, subject to the supervision of our predecessor, by Helmsley-Spear until 2002, in the case of One Grand Central Place, 250 West 57th Street and 501 Seventh Avenue; 2003, in the case of 1359 Broadway; and 2006, in the case of the Empire State Building, 1350 Broadway, 1333 Broadway and the option properties.

Over time, our predecessor observed and objected to a deterioration in the property management and leasing services provided by Helmsley-Spear to the Manhattan office properties, resulting in deferred maintenance, reduced occupancy and/or rents and reduced tenant quality. Our predecessor brought legal action to remove Helmsley-Spear as manager (after it was sold by entities controlled by Leona M. Helmsley) of these properties both for cause and based on contractual removal rights. The resolutions of the ensuing arbitrations and litigations resulted in a gradual transfer of day-to-day management away from Helmsley-Spear beginning in 2002 and were fully settled in 2006. Upon such transfer, Mr. Malkin and our senior management team conceived and designed our renovation and repositioning program for our Manhattan office properties, and a majority of the work on such program has taken place since 2008. Our predecessor oversaw the engagement of third-party property management and leasing agents for these properties, and eventually the transformation of the Empire State Building to a self-managed structure, retaining a third party agent only for leasing.

Separately, our predecessor acquired certain office, city-center retail and multi-family residential properties outside of Manhattan, which other than our greater New York metropolitan area properties, will not be part of our portfolio upon completion of this offering. It developed and implemented a branding strategy for brokers and tenants for this portfolio. The branded portfolio provides tenants with a consistently high quality level of services, installations, maintenance and amenities and has built strong relationships with the broker community.

As the Helmsley-Spear management disputes progressed and were resolved, our predecessor conceived, planned and executed a comprehensive program to renovate and improve the Manhattan office properties in our portfolio with a combination of operating cash flow and debt financing. The improvements included restored and improved or new lobbies; elevator modernization; common hallway upgrades; bathroom renovations; roof and façade restorations; new windows; and building-wide systems upgrades. As each property renovation was put in place, our predecessor established its brand by deploying the same branding strategy with tenants and brokers as had succeeded with the office and retail properties in Fairfield County, Connecticut and Westchester County, New York.

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office and retail properties as a result of the following competitive strengths:

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Irreplaceable Portfolio of Office Properties in Midtown Manhattan. Our Manhattan office properties are located in one of the most prized office markets in the world due to a combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth. Management believes these properties could not be replaced today on a cost-competitive basis, if at all. As of June 30, 2013, we owned seven Manhattan office properties (including one long-term ground leasehold interest) encompassing approximately 5.9 million rentable square feet of office space, including the Empire State Building, our flagship property. Unlike traditional office buildings, the Empire State Building provides us with a significant source of income from its observatory and broadcasting operations. All of these properties include premier retail space on their ground floor and/or lower levels, which comprise 440,615 rentable square feet in the aggregate and some of which have recently undergone significant renovations. We believe the high quality of our buildings, services and amenities, their desirable locations and commuter access to mass transportation should allow us to increase rents and occupancy to generate positive cash flow and growth.

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Expertise in Repositioning and Renovating Manhattan Office Properties. We have substantial expertise in renovating and repositioning Manhattan office properties, having invested a total of approximately $384.0 million (excluding tenant improvement costs and leasing commissions) in our Manhattan office properties since we assumed full control of the day-to-day management of these properties beginning with One Grand Central Place in November 2002 through June 30, 2013. We have gained substantial experience in upgrading, renovating and modernizing (or are in the process thereof) all building lobbies, corridors, bathrooms and elevator cabs and old, antiquated spaces to include new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning, as well as enhanced tenant amenities). We have successfully aggregated and are continuing to aggregate smaller spaces to offer larger blocks of space, including multiple floors, that are attractive to larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. As part of this program, we converted some or all of the second floor office space of certain of our Manhattan office properties to higher rent retail space. We believe that the post-renovation high quality of our buildings and the service we provide also attract higher credit-quality tenants and allow us to grow cash flow. In addition, we believe that, based on the results of our energy retrofitting efforts at the Empire State Building, we can derive cost savings through innovative energy efficiency retrofitting and sustainability initiatives, reducing direct and indirect energy costs paid both by tenants and by us throughout our other Manhattan office properties.

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Leader in Energy Efficiency Retrofitting. We have pioneered certain practices in energy efficiency at the Empire State Building where we have partnered with the Clinton Climate Initiative, Johnson Controls Inc., Jones Lang LaSalle and the Rocky Mountain Institute to create and implement a groundbreaking, replicable process for integrating energy efficiency retrofits in the existing built environment. The reduced energy consumption reduces costs for us and our tenants, and we believe creates a competitive advantage for our properties. As a result of the energy efficiency retrofits, we currently estimate that the Empire State Building will save at least 38% of its energy use, resulting in at least $4.4 million of annual energy cost savings. Johnson Controls Inc. has guaranteed minimum energy cost savings of $2.2 million annually, from 2010 through 2025, with respect to certain of the energy efficiency retrofits which Johnson Controls Inc. was responsible for installing. In 2012, the actual energy cost savings for the energy efficiency retrofits which Johnson Controls Inc. was responsible for installing was $2.3 million. In addition, Skanska realized approximately 58% energy cost savings, on a per square foot basis, when comparing its previously leased space which it occupied in an unrelated third-party Class A office building during 2008 and its leased space at the Empire State Building during 2010. We believe that higher quality tenants in general place a higher priority on sustainability, controlling costs, and minimizing contributions to greenhouse gases. We believe our expertise in this area gives us the opportunity to attract higher quality tenants at higher rental rates and to reduce our expenses. As a result of our efforts, the Empire State Building is now an Energy Star building and has been awarded LEED EBOM-Gold certification. We are currently underway with the design and specification process to implement energy efficiency retrofitting projects in our Manhattan and greater New York metropolitan area office properties based on our work at the Empire State Building. Finally, we maintain a series of management practices utilizing recycling of tenant and construction waste, recycled content carpets, low off-gassing paints and adhesives, “green” pest control and cleaning solutions, and recycled paper products throughout our office portfolio. We believe that our portfolio’s attractiveness is enhanced by these practices and that this should result in higher rental rates, longer lease terms and higher quality tenants.

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Attractive Retail Locations in Densely Populated Metropolitan Communities. As of June 30, 2013, our portfolio also included six standalone retail properties and retail space at the ground floor and/or lower levels of our Manhattan office properties, encompassing 645,067 rentable square feet in the aggregate, which were approximately 80.4% leased in the aggregate. All of these properties are located in premier retail corridors with convenient access to mass transportation, a diverse tenant base and high pedestrian traffic and/or main destination locations. Our retail portfolio includes 623,634 rentable square feet located in Manhattan and 21,433 rentable square feet located in Westport, Connecticut. Our retail tenants cover a number of industries, including financial services, and include Allen Edmonds, Ann Taylor; AT&T; Bank of America; Bank Santander (Sovereign Bank); Best Buy Mobile; Charles Schwab; Chipotle; Duane Reade (a division of Walgreen Co.); Ethan Allen; FedEx/Kinko’s; Food Emporium; Gamestop; HSBC; JP Morgan Chase; Kate Spade (a division of Fifth & Pacific Companies, Inc.); Loews Theatre; Lululemon; Men’s Wearhouse; Nike; Panera Bread; Payless Shoesource; Potbelly Sandwich Works; Sprint; Starbucks; Theory; TJ Maxx; Urban Outfitters; and Walgreens. Our Westport, Connecticut retail properties are located on Main Street, the main pedestrian thoroughfare in Westport, Connecticut, and have the advantage of being adjacent to one of the few available large-scale parking lots in town.

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Experienced and Committed Management Team with Proven Track Record. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have developed relationships we believe enable us to both secure high credit-quality tenants on attractive terms, as well as provide us with potential acquisition opportunities. We have substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing and a platform that is highly scalable. Members of our senior management team have worked in the real estate industry for an average of approximately 30 years, and Messrs. Malkin, Durels and Keltner have worked together for our predecessor for approximately 23 years. We take an intensive, hands-on approach to the management of our portfolio and quality brand building. Upon completion of this offering, our senior management team is expected to own % of our common stock on a fully diluted basis (including shares of common stock on a fully diluted basis as to which Anthony E. Malkin has the right to vote, but does not have a pecuniary interest), and therefore their interests are expected to be aligned with those of our stockholders, and they are incentivized to maximize returns for our stockholders.

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Strong Balance Sheet Well Positioned For Future Growth. Upon completion of this offering, we expect to have pro forma total debt outstanding of approximately $1.16 billion, with a weighted average interest rate of 5.04%, a weighted average maturity of 3.5 years and 72.6% of which is fixed-rate indebtedness. Additionally, we expect to have approximately $549.7 million of available borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances). Upon completion of this offering and on a pro forma basis for the year ended December 31, 2012, we had a debt-to-earnings before interest, income tax, depreciation and amortization, or EBITDA, ratio of approximately 4.72x and our debt represented     % of enterprise value. For the year ended December 31, 2012, our pro forma EBITDA and pro forma net income were approximately $236.3 million and $77.7 million, respectively. Upon completion of this offering and the formation transactions, we will have, on a pro forma basis, no debt maturing in the remainder of 2013 and approximately $198.4 million maturing in 2014. Our fiscal strength and disciplined ownership and operation of our business has enabled us to weather multiple market downturns and challenging financing environments. We operate our business to preserve capital through conservative debt levels and to provide adequate capital for maintenance and improvements.

Business and Growth Strategies

Our primary business objectives are to maximize cash flow and total returns to our stockholders and to increase the value of our properties through the pursuit of the following business and growth strategies:

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Lease-up Available Space at Manhattan Office Properties. As of June 30, 2013, our Manhattan office properties were approximately 82.0% leased (or 84.8% giving effect to leases signed but not yet commenced as of that date) and had approximately 1.1 million rentable square feet of available space (excluding leases signed but not yet commenced). This compares to an average of 89.9% leased in midtown Manhattan according to RCG as of March 31, 2013. We believe our renovation and repositioning program for our Manhattan office properties is a catalyst for additional lease-up. We have created large blocks of available space and intend to continue to create such blocks over the next several years as part of our comprehensive repositioning strategy to attract larger, higher credit-quality tenants at higher rents for longer lease terms with higher average retention rates and greater prospects for growth. Individual and multiple floors have been assembled and are being assembled for larger users. To date we believe these efforts have accelerated our ability to lease space to new higher credit-quality tenants, many of which have expanded the office space they lease from us over time. Examples of this include LF USA, Coty, Inc., the Federal Deposit Insurance Corporation and Actimize which collectively have leases signed with us for over 1,397,250 rentable square feet that represent additional annualized base rent of $56,424,225 as of June 30, 2013. LF USA, our largest tenant based on both total leased square feet and annualized base rent, signed a lease for 482,399 square feet of office space in the Empire State Building in January 2011 that represents an additional $18,813,561 of annualized base rent and, in November 2011, signed another lease for an additional 106,545 square feet that represents an additional $4,155,255 of an annualized base rent. In order to accommodate the initial lease, we relocated two other tenants to other available space in the building in order to provide LF USA with space on two consecutive floors. As of June 30, 2013, LF USA leased an aggregate of 914,519 rentable square feet of office space at three of our office properties, representing approximately 10.9% of the total rentable square feet and approximately 11.4% of the annualized base rent in our portfolio. We also employ a pre-built suite strategy in selected portions of some of our properties to appeal to many credit-worthy smaller tenants by fitting out some available space with new ceilings, lighting, pantries and base building systems (including electric distribution and air conditioning) for immediate occupancy. These pre-built suites deploy energy efficiency strategies developed in our work at the Empire State Building and are designed with efficient layouts sought by a wide array of users which we believe will require only minor painting and carpeting for future re-leasing thus reducing our future costs.

•

Increase Existing Below-Market Rents. We believe we can capitalize on the successful repositioning of our Manhattan office portfolio and improving market fundamentals to increase rents. For example, we expect to benefit from the re-leasing of 9.3%, or approximately 547,362 rentable square feet

(including month-to-month leases), of our Manhattan office leases expiring through December 31, 2014, which we generally believe are currently at below market rates. These expiring leases represent a weighted average base rent of $40.40 per square foot based on current measurements. As older leases expire, we expect to continue to upgrade certain space to further increase rents and we expect to increase the total rentable square footage of such space as a result of remeasurement and application of market loss factors to our space which we expect will generate additional rental revenue. Our concentration in Manhattan and the greater New York metropolitan area should also enable us to benefit from increased rents associated with current and anticipated near-term improvements in the financial and economic environment in these areas. We also expect to benefit from the lack of development of office and retail space in midtown Manhattan for the foreseeable future due to the recent economic downturn, scarcity of available development sites, and long lead time for new construction.

•

Complete the Redevelopment and Repositioning of Our Current Portfolio. We intend to continue to increase occupancy, improve tenant quality and enhance cash flow and value by completing the renovation and repositioning of our Manhattan office properties. We intend selectively to continue to allow leases for smaller spaces to expire or relocate smaller tenants in order to aggregate, demolish and re-demise existing office space into larger blocks of vacant space, which we believe will attract higher credit-quality tenants at higher rental rates. We apply rigorous underwriting analysis to determine if aggregation of vacant space for future leasing to larger tenants will improve our cash flows over the long term. In addition, we are a leader in developing economically justified energy efficiency retrofitting and sustainability and have made it a portfolio-wide initiative. We believe this makes our properties desirable to high credit-quality tenants at higher rental rates and longer lease terms.

•

Pursue Attractive Acquisition and Development Opportunities. We will opportunistically pursue attractive opportunities to acquire office and retail properties, including the option properties, for which the purchase price is payable in a combination of shares of our common stock and operating partnership units, except with respect to the Helmsley estate, which will have the right to elect to receive all cash. See “—Option Properties.” We intend to focus our acquisition strategy primarily on Manhattan office properties and, to a lesser extent, office and multi-tenanted retail properties in densely populated communities in the greater New York metropolitan area and other markets we may identify in the future. We believe we can utilize our industry relationships (including well-known real estate owners in Manhattan), brand recognition, and our expertise in redeveloping and repositioning office properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. We also believe there is significant growth opportunity to acquire and reposition additional stand-alone retail spaces. Our strong balance sheet, access to capital, and ability to offer operating partnership units in tax deferred acquisition transactions should give us significant flexibility in structuring and consummating acquisitions. Further, we have a development site, Metro Tower at the Stamford Transportation Center, which is adjacent to our Metro Center property, which we believe to be one of the premier office buildings in Connecticut. All required zoning approvals have been obtained to allow development of an approximately 380,000 rentable square foot office tower and garage. We intend to develop this site when we deem the appropriate combination of market and other conditions are in place.

•

Proactively Manage Our Portfolio. We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates. We utilize our comprehensive building management services and our strong commitment to tenant and broker relationships and satisfaction to negotiate attractive leasing deals and to attract high credit-quality tenants. We proactively manage our rent roll and maintain continuous communication with our tenants. We foster strong tenant relationships by being responsive to tenant needs. We do this through the amenities we provide, the quality of our buildings and services, our employee screening and training, energy efficiency initiatives, and preventative maintenance and prompt repairs. Our attention to detail is integral to serving our clients and building our brand. Our properties have received numerous industry awards for their operational efficiency. We believe long-term tenant relationships will improve our operating results over time by reducing leasing, marketing and tenant improvement costs and reducing tenant turnover. As a result, we do extensive diligence on our tenants’ (current and prospective) balance sheets, businesses and business models to determine if we will establish long-term relationships in which they will both renew with us and expand over time.

Renovation and Repositioning Case Studies

From 2002 through 2006, we gradually gained full control of the day-to-day management of our Manhattan office properties (with the Helmsley estate holding certain approval rights at some of these properties as a result of its interest in the entities owning the properties). Since then, we have been undertaking a comprehensive renovation and repositioning strategy of our Manhattan office properties that has included the physical improvement through upgrades and modernization of, and tenant upgrades in, such properties. We expect to complete substantially this program by the end of 2013, except with respect to the Empire State Building, which is the last Manhattan office property that began its renovation program, which we expect to complete substantially by the end of 2016, due to the size and scope of our remaining work and our desire to minimize tenant disruptions at the property. The improvements undertaken in connection with the renovation and repositioning program include restored, renovated and upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; upgrade and standardization of retail storefront and signage; façade restorations; modernization of building-wide systems; and enhanced tenant amenities. These improvements are designed to improve the overall value and attractiveness of our properties and have contributed significantly to our tenant repositioning efforts, which seek to increase our occupancy; raise our rental rates; increase our rentable square feet; increase our aggregate rental revenue; lengthen our average lease term; increase our average lease size; and improve our tenant credit quality. This strategy has shown attractive results to date as illustrated by the case studies which are set forth below. There can be no assurance that our renovation and repositioning program will be completed in its entirety in accordance with the anticipated timing or at the anticipated cost or that the results we expect to achieve will be accomplished. Accordingly, the information presented in the case studies should not be considered as indicative of our possible results and you should not rely on this information as an indication of our future performance.

The pre-renovation and repositioning statistics in the tables below represent the leases existing on the applicable floor of the applicable building at a date within a three-year period prior to the commencement of tenant repositioning efforts which were implemented on such floor and which generally represented the highest occupancy for such floor during such period. The tenant repositioning efforts include the exercise of our rights to relocate tenants, negotiated relocations of tenants, the strategic expiration of existing leases to aggregate large blocks of space, including whole floors, as well as the implementation of marketing efforts in such space including the signing of significant tenants prior to the onset of the renovation work. Post-renovation and repositioning statistics in the table below represent full floors where we have completed our renovation and repositioning efforts and reflect leases signed for such space. In certain circumstances, certain tenants have signed leases where only a portion of their lease has commenced with the remainder of the lease to commence through 2013, except with respect to one tenant at the Empire State Building where such tenant’s leases will commence through 2014. The information in the tables below presents statistics as if all such space under such leases have commenced.

Empire State Building Case Study

After we gained full control of the day-to-day management of the Empire State Building in August 2006, we developed and began implementing a restoration and renovation program at the property. As of June 30, 2013, we had completed substantially the renovation and repositioning of 27 of the 76 office floors in the building where we have aggregated smaller spaces in order to seek larger, higher credit-quality tenants and to offer new, pre-built suites with improved layouts. In order to maximize space utilization, we aggregated smaller spaces to offer large blocks of space, including whole floors, by employing several strategies including the exercise of our rights to relocate tenants to alternative space, negotiated relocations of tenants and the strategic expiration of existing leases. As illustrated by the table below, for these 27 floors, we have increased (i) annualized gross rent by an aggregate of approximately $28.1 million, representing a 108.9% increase, (ii) weighted average annualized gross rent per leased square foot by $7.12 in the aggregate, representing an 20.3% increase and (iii) total rentable square footage by 293,116 square feet in the aggregate, representing a 29.5% increase.

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)	Adjusted Weighted Average Annualized Gross Rent per Leased Square Foot(5)
Floors 3 - 10
Pre	77	415,966	76.6%	4,139	9.4	$11,723,671	$36.79	$25.60
Post	1	555,204	100.0%	555,204	16.3	$21,653,904	$39.00	$39.00

Change	(76)	139,238	23.4%	551,065	6.9	84.7%	6.0%	52.3%
Floor 11
Pre	7	33,465	89.1%	4,259	5.4	$1,309,999	$43.94	$28.26
Post	2	50,006	100.0%	25,003	13.4	$2,121,027	$42.42	$42.42

Change	(5)	16,541	10.9%	20,744	8.0	61.9%	(3.5%)	50.1%
Floors 12 - 13
Pre	21	82,256	29.7%	1,164	5.3	$724,379	$29.64	$15.16
Post	1	105,613	100.0%	105,613	10.1	$4,684,680	$44.36	$44.36

Change	(20)	23,357	70.3%	104,449	4.8	546.7%	49.6%	192.7%
Floors 14 - 19
Pre	64	236,621	74.4%	2,749	8.2	$6,269,674	$35.63	$24.89
Post	1	312,590	100.0%	312,590	16.8	$13,949,480	$44.63	$44.63

Change	(63)	75,969	25.6%	309,841	8.6	122.5%	25.2%	79.3%
Floors 20 - 21
Pre	10	75,044	98.1%	7,364	11.5	$1,705,693	$23.16	$22.31
Post	1	77,845	100.0%	77,845	11.0	$3,658,715	$47.00	$47.00

Change	(9)	2,801	1.9%	70,481	(0.5)	114.5%	102.9%	110.6%
Floor 23
Pre	3	33,256	100.0%	11,085	15.2	$1,254,716	$37.73	$30.77
Post	1	40,781	100.0%	40,781	10.8	$1,875,926	$46.00	$46.00

Change	(2)	7,525	0.0%	29,696	(4.4)	49.5%	21.9%	49.5%
Floors 32 - 33
Pre	2	21,906	14.6%	1,596	4.9	$134,099	$42.01	$21.14
Post	1	25,057	100.0%	25,057	15.0	$1,219,550	$48.67	$48.67

Change	(1)	3,151	85.4%	23,461	10.1	809.4%	15.9%	130.2%
Floor 37
Pre	1	22,800	100.0%	22,800	5.5	$810,359	$35.54	$31.97
Post	1	25,346	100.0%	25,346	11.0	$785,726	$31.00	$31.00

Change	—	2,546	0.0%	2,546	5.5	(3.0%)	(12.8%)	(3.0)%
Floor 38
Pre	1	18,255	100.0%	18,255	15.4	$562,233	$30.80	$22.23
Post	1	25,294	100.0%	25,294	10.5	$1,107,855	$43.80	$43.80

Change	—	7,039	0.0%	7,039	(4.9)	97.0%	42.2%	97.0%
Floor 41
Pre	1	17,293	3.2%	545	2.6	$18,193	$33.38	$3.91
Post	1	21,405	100.0%	21,405	12.5	$1,040,416	$48.61	$48.61

Change	—	4,112	96.8%	20,860	9.9	5,618.7%	45.6%	1,144.2%
Floor 53
Pre	6	17,634	90.2%	2,652	6.4	$538,459	$33.84	$22.15
Post	4	26,032	57.7%	3,753	8.7	$627,743	$41.81	$41.81

Change	(2)	8,398	(32.5%)	1,101	2.3	16.6%	23.6%	88.8%
Floor 75
Pre	8	20,150	93.9%	2,364	4.2	$742,841	$39.27	$34.79
Post	5	22,589	100.0%	4,518	6.3	$1,153,922	$51.08	$51.08

Change	(3)	2,439	6.1%	2,154	2.1	55.3%	30.1%	46.8%
Total
Pre	201	994,646	73.9%	3,659	9.0	$25,794,316	$35.08	$25.08
Post	20	1,287,762	99.1%	63,837	14.6	$53,878,944 (6)	$42.20	$42.20

Change	(181)	293,116	25.2%	60,178	5.6	108.9%	20.3%	68.3%

(1)	The change in total rentable square footage results from a combination of remeasurement of, and changes in loss factor applied to, the renovated spaces. Post-renovation and repositioning property measurements are based on the Real Estate Board of New York measurement standards. Includes leases that have been signed but have not yet commenced.
(2)	Percent leased is calculated as (a) rentable square feet less available square feet divided by (b) rentable square feet.
(3)	Pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor and post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for leases that have been signed and assumes the lease has commenced. Management believes that this is the most meaningful comparison of pre- and post- renovation and repositioning rental payments as it represents the last cash amount the tenants under the applicable leases were paying prior to the start of the renovation and repositioning program and the first cash payments by the tenants under the applicable leases following the renovation and repositioning program.
(4)	Represents (a) annualized gross rent divided by (b) leased square feet.
(5)	Adjusted weighted average annualized gross rent per leased square foot represents how management views the full impact that the renovation and repositioning activities had with respect to our rental rates by showing what the weighted average pre-renovation and repositioning annualized gross rent per square foot would have been on a post-renovation and repositioning total rentable square feet basis. Pre-renovation and repositioning adjusted weighted average annualized gross rent per leased square foot represents (a) pre-renovation and repositioning annualized gross rent divided by (b) post-renovation and repositioning total rentable square feet less pre-renovation and repositioning vacant square feet. Post-renovation and repositioning adjusted weighted average annualized gross rent per leased square foot represents (a) post-renovation and repositioning annualized gross rent divided by (b) post-renovation and repositioning leased square feet. Management believes this is an accurate representation of the impact of the renovation and repositioning activities on rental rates because it takes into consideration the increase in rentable square feet in addition to the change in annualized gross rent.
(6)	42.6% of post-renovation and repositioning annualized gross rent relates to one tenant at the Empire State Building where a portion of such tenant’s leases have commenced, with the remainder of the leases to commence through 2014.

1333 Broadway Case Study

Since we gained full control of the day-to-day management of 1333 Broadway in August 2006, we developed and began implementing a restoration and renovation program at the property. As of June 30, 2013, we had completed substantially the renovation and repositioning of eight of the ten non-retail floors in the building where we have aggregated smaller spaces in order to offer larger blocks of office space in a similar manner to the program undertaken with respect to the Empire State Building. As illustrated by the table below, for these eight floors, we have increased (i) annualized gross rent by an aggregate of approximately $6.4 million, representing a 184.1% increase, (ii) weighted average annualized gross rent per leased square foot by $11.07 in the aggregate, representing a 36.0% increase and (iii) total rentable square footage by 18,715 square feet in the aggregate, representing an 8.6% increase.

	Number of Leases	Total Rentable Square Feet(1)	Percent Leased(2)	Average Rentable Square Feet per Leased Space	Weighted Average Lease Term (years)	Annualized Gross Rent(3)	Weighted Average Annualized Gross Rent per Leased Square Foot(4)	Adjusted Weighted Average Annualized Gross Rent per Leased Square Foot(5)
Floor 3
Pre	6	26,696	86.0%	3,826	8.6	$646,730	$28.17	$25.74
Post	3	28,866	100.0%	9,622	5.9	$1,293,374	$44.81	$44.81

Change	(3)	2,170	14.0%	5,796	(2.7)	100.0%	59.0%	74.1%
Floor 4
Pre	2	24,639	37.5%	4,614	1.3	$254,888	$27.62	$18.65
Post	1	29,075	100.0%	29,075	10.5	$1,657,275	$57.00	$57.00

Change	(1)	4,436	62.5%	24,461	9.2	550.2%	106.4%	205.6%
Floor 6
Pre	3	26,316	10.3%	905	3.5	$83,553	$30.77	$14.01
Post	1	29,566	100.0%	29,566	15.0	$1,360,036	$46.00	$46.00

Change	(2)	3,250	89.7%	28,661	11.5	1,527.8%	49.5%	228.4%
Floors 8, 9, 10, 11, & 12
Pre	48	138,971	55.9%	1,620	4.0	$2,483,572	$31.95	$28.68
Post	1	147,830	100.0%	147,830	15.4	$5,543,625	$37.50	$37.50

Change	(47)	8,859	44.1%	146,210	11.4	123.2%	17.4%	30.8%
Total
Pre	59	216,622	52.0%	1,909	4.6	$3,468,743	$30.80	$26.41
Post	6	235,337	100.0%	39,223	13.3	$9,854,310	$41.87	$41.87

Change	(53)	18,715	48.0%	37,314	8.7	184.1%	36.0%	58.6%

(1)	The change in total rentable square footage results from a combination of remeasurement of, and changes in loss factor applied to, the renovated spaces. Post-renovation and repositioning property measurements are based on the Real Estate Board of New York measurement standards. Includes leases that have been signed but have not yet commenced.
(2)	Percent leased is calculated as (a) rentable square feet less available square feet divided by (b) rentable square feet.

(3)	Pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor and post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for leases that have been signed and assumes the lease has commenced. Management believes that this is the most meaningful comparison of pre- and post- renovation and repositioning rental payments as it represents the last cash amount the tenants under the applicable leases were paying prior to the start of the renovation and repositioning program and the first cash payments by the tenants under the applicable leases following the renovation and repositioning program.
(4)	Represents (a) annualized gross rent divided by (b) leased square feet.
(5)	Adjusted weighted average annualized gross rent per leased square foot represents how management views the full impact that the renovation and repositioning activities had with respect to our rental rates by showing what the weighted average pre-renovation and repositioning annualized gross rent per square foot would have been on a post-renovation and repositioning total rentable square feet basis. Pre-renovation and repositioning adjusted weighted average annualized gross rent per leased square foot represents (a) pre-renovation and repositioning annualized gross rent divided by (b) post-renovation and repositioning total rentable square feet less pre-renovation and repositioning vacant square feet. Post-renovation and repositioning adjusted weighted average annualized gross rent per leased square foot represents (a) post-renovation and repositioning annualized gross rent divided by (b) post-renovation and repositioning leased square feet. Management believes this is an accurate representation of the impact of the renovation and repositioning activities on rental rates because it takes into consideration the increase in rentable square feet in addition to the change in annualized gross rent.

Our Portfolio Summary

As of June 30, 2013, our portfolio consisted of 12 office properties and six standalone retail properties totaling approximately 8.4 million rentable square feet and was approximately 83.3% leased, yielding $307.2 million of annualized based rent. Giving effect to leases signed but not yet commenced as of June 30, 2013, our portfolio was approximately 86.4% leased, which yields an annualized base rent of $323.5 million. In addition, we owned entitled land that will support the development of an approximately 380,000 rentable square foot office building and garage (Metro Tower) at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties, as of June 30, 2013. The table below presents an overview of our portfolio and our option properties as of June 30, 2013.

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Manhattan Office Properties
The Empire State Building	Penn Station- Times Sq. South	1931/ In process					$44.70
Office(8)			2,701,938	77.8%	$84,410,385	$40.16		222
Retail(9)			167,788	81.2%	$14,761,780	$108.31		18
One Grand Central Place	Grand Central	1930/ In process					$49.39
Office			1,175,268	77.3%	$41,616,009	$45.82		294
Retail			68,005	92.9%	$6,552,189	$103.75		20
250 West 57th Street	Columbus Circle- West Side	1921/ In process					$44.32
Office			476,691	87.7%	$17,451,807	$41.74		156
Retail			49,459	75.3%	$3,439,150	$92.30		5
501 Seventh Avenue	Penn Station- Times Sq. South	1923/ In process					$34.77
Office			453,716	88.3%	$13,807,368	$34.45		31
Retail			35,502	100.0%	$1,802,707	$50.78		10
1359 Broadway	Penn Station- Times Sq. South	1924/In process					$39.52
Office			439,881	93.8%	$15,811,754	$38.31		27
Retail			27,618	28.7%	$1,096,864	$138.34		4
1350 Broadway(10)	Penn Station- Times Sq. South	1929/ In process					$56.08
Office			366,415	84.1%	$12,771,222	$41.44		71
Retail			30,925	100.0%	$5,736,131	$185.49		6
1333 Broadway	Penn Station- Times Sq. South	1915/ In process					$43.96
Office			291,977	100.0%	$12,229,288	$41.88		10
Retail			61,318	5.2%	$760,000	$237.57		3
Sub-Total / Weighted Average Manhattan Office Properties			6,346,501	81.2%	$232,246,654	$45.04	$44.99	877
Office			5,905,886	82.0%	$198,097,833	$40.91		811
Retail			440,615	71.3%	$34,148,821	$108.66		66

Property Name	Submarket	Year Built / Renovated(1)	Rentable Square Feet(2)	Percent Leased(3)	Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot(5)	Net Effective Rent Per Leased Square Foot(6)	Number of Leases(7)
Greater New York Metropolitan Area Office Properties
First Stamford Place(11)	Stamford, Connecticut(12)	1986/2003	787,726	87.3%	$26,560,443	$38.62	$38.98	49
Metro Center	Stamford, Connecticut(12)	1987/1999	279,385	99.5%	$13,417,540	$48.26	$48.62	30
383 Main Avenue	Norwalk, Connecticut(13)	1985/1996	257,925	77.8%	$5,527,130	$27.55	$28.10	17
500 Mamaroneck Avenue	Harrison, New York(14)	1986/2004	289,772	92.1%	$7,296,955	$27.35	$26.75	37
10 Bank Street	White Plains, New York(15)	1989/2001	228,994	86.9%	$6,637,850	$33.35	$33.76	27

Sub-Total / Weighted Average Greater New York Metropolitan Area Office Properties			1,843,802	88.5%	$59,439,918	$36.42	$36.65	160
Total / Weighted Average Office Properties			7,749,688	83.5%	$257,537,751	$39.78	—	971
Standalone Retail Properties
10 Union Square	Union Square	1988/1997	58,005	100.0%	$5,190,376	$89.48	$90.23	13
1542 Third Avenue	Upper East Side	1993(16)	56,250	100.0%	$2,775,618	$49.34	$47.71	3
1010 Third Avenue	Upper East Side	1963/2007(17)	44,662	100.0%	$3,048,085	$68.25	$65.88	2
77 West 55th Street	Midtown	1962(16)	24,102	100.0%	$2,254,366	$93.53	$81.41	3
69-97 Main Street	Westport, Connecticut	1922/2005	17,103	100.0%	$1,801,980	$105.36	$109.24	5
103-107 Main Street	Westport, Connecticut	1900(16)	4,330	100.0%	$400,653	$92.53	$89.37	3

Sub-Total / Weighted Average Standalone Retail Properties			204,452	100.0%	$15,471,078	$75.67	$73.75	29
Total / Weighted Average Retail Properties(18)			645,067	80.4%	$49,619,899	$95.66	—	95

Portfolio Total			8,394,755	83.3%	$307,157,650	$43.92	$43.89	1,066

Option Properties
112-122 West 34th Street(19)	Penn Station- Times Sq. South	1954/ In process					$36.73
Office			609,871	80.9%				42
Retail			133,437	98.1%				2
1400 Broadway	Penn Station- Times Sq. South	1930/ In process					$37.87
Office			866,327	83.8%				79
Retail			19,772	65.0%				12

Option Properties Total			1,629,407					135

(1)	For more information regarding the status of ongoing renovations at certain of our properties, see “Business and Properties—Description of Our Properties.”
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 147,391 square feet of space across our portfolio attributable to building management use and tenant amenities and (ii) 68,935 square feet of space attributable to our observatory.
(3)	Based on leases signed and commenced as of June 30, 2013 and calculated as (i) rentable square feet less available square feet divided by (ii) rentable square feet.
(4)	Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Total abatements and free rent with respect to the office properties for leases in effect as of June 30, 2013 for the 12 months ending June 30, 2014 are $11,066,748. Total annualized base rent, net of abatements and free rent, for our office properties is $246,471,003. Annualized base rent for retail properties (including the retail space in our Manhattan office properties) is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Total abatements, tenant reimbursements and free rent with respect to the retail properties (including the retail space in our Manhattan office properties) for leases in effect as of June 30, 2013 for the 12 months ending June 30, 2014 are $41,535. Total annualized base rent, net of abatements, tenant reimbursements and free rent, for our retail properties is $49,578,364. Annualized base rent data for our office and retail properties is as of June 30, 2013 and does not reflect scheduled lease expirations for the 12 months ending June 30, 2014.
(5)	Represents Annualized Base Rent under leases commenced as of June 30, 2013 divided by leased square feet.

(6)	Net effective rent per leased square foot represents (i) the contractual base rent for office and retail leases in place as of June 30, 2013, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of June 30, 2013.
(7)	Represents the number of leases at each property or on a portfolio basis. If a tenant has more than one lease, whether or not at the same property, but with different expirations, the number of leases is calculated equal to the number of leases with different expirations.
(8)	Includes 85,842 rentable square feet of space leased by our broadcasting tenants.
(9)	Includes 6,180 rentable square feet of space leased by Host Services of New York, a licensee of our observatory.
(10)	Denotes a ground leasehold interest in the property with a remaining term, including unilateral extension rights available to us, of approximately 37 years (expiring July 31, 2050).
(11)	First Stamford Place consists of three buildings.
(12)	This submarket is part of the Stamford, Connecticut—central business district (CBD) submarket as defined by RCG. See “Economic and Market Overview.”
(13)	This submarket is part of the South Central Stamford, Connecticut submarket as defined by RCG. See “Economic and Market Overview.”
(14)	This submarket is part of the Eastern Westchester County submarket as defined by RCG. See “Economic and Market Overview.”
(15)	This submarket is part of the White Plains, New York—CBD submarket as defined by RCG. See “Economic and Market Overview.”
(16)	No major renovation activity was undertaken at this property.
(17)	This property underwent major renovations in 2007 to coincide with the signing of a significant retail lease.
(18)	Includes 440,615 rentable square feet of retail space in our Manhattan office properties.
(19)

112-122 West 34th Street consists of two parcels having separate owners and ownership structures. The real property interests that we will acquire with respect to the parcel located at 112-120 West 34th Street if the option is exercised consist of (i) a ground leasehold interest currently held by 112 West 34th Street Associates L.L.C., one of the affiliates of our predecessor with whom we have entered into an option agreement and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C., another affiliate of our predecessor with whom we have entered into an option agreement. The real property interests that we will acquire with respect to the parcel located at 122 West 34th Street if the option is exercised consist of (i) a fee interest and a subleasehold interest currently held by 112 West 34th Street Associates L.L.C. and (ii) an operating leasehold interest currently held by 112 West 34th Street Company L.L.C.

Tenant Diversification

As of June 30, 2013, our office and retail portfolios were leased to a diverse base of approximately 1,066 tenants. Our tenants represent a broad array of industries such as arts and entertainment, broadcast, education, consumer goods, financial services or real estate, government, healthcare, industrials and natural resources, legal services, media and advertising, non-profit, professional services (not including legal services), retail, technology, transportation and others, representing 2.1%, 1.2%, 1.8%, 25.9%, 21.0%, 0.9%, 1.2%, 1.4%, 5.3%, 3.5%, 2.9%, 12.4%, 7.1%, 4.2%, 0.8% and 8.3% of our portfolio, respectively, based on occupied square feet as of June 30, 2013. The following table sets forth information regarding the ten largest tenants in our portfolio based on annualized base rent as of June 30, 2013, after giving effect to the formation transactions.

Tenant	Number of Leases	Number of Properties	Lease Expiration(1)	Weighted Average Remaining Lease Term(2)	Total Leased Square Feet(3)	Percent of Portfolio Rentable Square Feet(4)	Annualized Base Rent(5)	Percent of Portfolio Annualized Base Rent(6)
LF USA(7)	6	3	Oct. 2021- Oct. 2028	13 years, 11 months	914,519	10.9%	$35,108,149	11.4%
Coty, Inc.	1	1	Jan. 2030	16 years, 7 months	313,073	3.7%	$14,058,868	4.6%
Warnaco (a subsidiary of PVH Corp.)	3	1	Sept. 2016- Feb. 2020	3 years, 6 months	201,272	2.4%	$6,710,824	2.2%
Thomson Reuters	4	2	Apr. 2018- Apr. 2020	6 years, 1 months	147,208	1.7%	$6,356,674	2.1%
Legg Mason	1	1	Sept. 2024	11 years, 3 months	140,398	1.7%	$5,831,562	1.9%
Federal Deposit Insurance Corporation	1	1	Jan. 2020	6 years, 6 months	121,879	1.5%	$5,489,847	1.8%
Host Services of New York	1	1	May 2020	6 years, 10 months	6,180	0.1%	$5,216,733	1.6%
Duane Reade (a division of Walgreen Co.)	2	2	Feb. 2021; May 2025	10 years	23,134	0.3%	$3,650,000	1.2%
LinkedIn	1	1	Feb. 2026	10 years, 3 months	78,270	0.9%	$3,394,664	1.1%
Odyssey Reinsurance	1	1	Sept. 2022	9 years, 3 months	101,619	1.2%	$3,372,095	1.1%

Total	21				2,047,552	24.4%	$89,189,416	29.0%

(1)	Expiration dates are per lease and do not assume exercise of renewal or extension options. Except for the Federal Deposit Insurance Corporation lease (February 1, 2015), none of these leases contain early termination options. For tenants with more than two leases, the lease expiration is shown as a range.
(2)	Represents the weighted average lease term, based on annualized base rent.
(3)	Based on leases signed and commenced as of June 30, 2013.
(4)	Represents the percentage of rentable square feet of our office and retail portfolios in the aggregate.
(5)	Represents annualized monthly cash base rent under leases commenced as of June 30, 2013. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12.
(6)	Represents the percentage of annualized base rent of our office and retail portfolios in the aggregate.
(7)	LF USA is the US subsidiary of Li & Fung Ltd, a Hong Kong headquartered global consumer product design, development, sourcing and distribution company. Li & Fung Ltd has a market capitalization of approximately $11.5 billion as of June 30, 2013, is listed on the Hong Kong Stock Exchange and is a constituent member of the Hang Seng Index, MSCI Index, S&P/StanChart/Greater China Index, FTSEGood Index, Dow Jones Sustainability Asia Pacific Index and Hang Seng Corporate Sustainability Index Series.

Lease Distribution

The following table sets forth information relating to the distribution of leases in our portfolio, based on net rentable square feet under lease as of June 30, 2013.

Manhattan Office Properties(1)

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	899,900	10.7%	—	—
2,500 or less	427	39.1%	521,182	6.2%	$21,634,361	7.0%
2,501 - 10,000	315	28.9%	1,448,743	17.3%	$60,650,523	19.7%
10,001 - 20,000	35	3.2%	478,950	5.7%	$20,504,987	6.7%
20,001 - 40,000	20	1.8%	548,758	6.5%	$21,986,309	7.2%
40,001 - 100,000	10	0.9%	637,818	7.6%	$24,687,524	8.0%
Greater than 100,000	4	0.4%	1,206,466	14.4%	$48,634,129	15.8%
Signed leases not commenced	17	1.6%	164,069	1.9%	—	—

Manhattan Office Properties Total	828	75.9%	5,905,886	70.3%	$198,097,833	64.4%

Greater New York Metropolitan Area Office Properties

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	170,585	2.0%	—	—
2,500 or less	36	3.3%	34,200	0.4%	$1,418,121	0.5%
2,501 - 10,000	83	7.6%	420,594	5.0%	$14,293,724	4.6%
10,001 - 20,000	21	1.9%	290,076	3.5%	$10,334,049	3.4%
20,001 - 40,000	13	1.2%	349,733	4.2%	$13,790,772	4.5%
40,001 - 100,000	5	0.5%	295,637	3.5%	$10,399,595	3.4%
Greater than 100,000	2	0.2%	242,017	2.9%	$9,203,657	3.0%
Signed leases not commenced	7	0.6%	40,960	0.5%	—	—

Greater New York Metropolitan Area Office Properties Total	167	15.3%	1,843,802	22.0%	$59,439,918	19.4%

Retail Properties(6)

Square Feet Under Lease	Number of Leases(2)	Leases as Percent of Total	Rentable Square Feet(3)	Percent of Portfolio Rentable Square Feet	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)
Available	—	—	69,615	0.8%	—	—
2,500 or less	47	4.3%	41,242	0.5%	$6,222,522	2.0%
2,501 - 10,000	34	3.1%	160,394	1.9%	$24,501,383	8.0%
10,001 - 20,000	7	0.6%	105,024	1.3%	$8,157,060	2.7%
20,001 - 40,000	6	0.6%	163,685	1.9%	$9,958,558	3.2%
40,001 - 100,000	1	0.1%	48,377	0.6%	$780,375	0.3%
Greater than 100,000	—	—	—	—	—	—
Signed leases not commenced	1	0.1%	56,730	0.7%	—	—

Retail Properties Total	96	8.8%	645,067	7.7%	$49,619,898	16.2%

(1)	Excludes (i) retail space in our Manhattan office properties and (ii) the Empire State Building broadcasting licenses and observatory operations.
(2)	If a lease has two different expiration dates, it is considered to be two leases (for purpose of lease count and square footage).
(3)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 147,391 square feet of space across our portfolio attributable to building management use and tenant amenities and (ii) 68,935 square feet of space attributable to our observatory.
(4)	Represents annualized cash base rent under leases commenced as of June 30, 2013. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12.
(5)	Represents the percentage of annualized base rent of our office and retail portfolios in the aggregate.
(6)	Includes an aggregate of 440,615 rentable square feet of retail space in our Manhattan office properties. Our Manhattan office properties include 66 retail leases representing $34,148,821 in annualized base rent. Excludes the Empire State Building broadcasting licenses and observatory operations.

Lease Expirations

We expect to benefit from the re-leasing of 9.3%, or approximately 547,362 rentable square feet (including month-to-month leases), of our Manhattan office leases expiring through December 31, 2014, which we generally believe are currently at below-market rates. During 2011 and 2012, we have generally been obtaining higher base rents on new and renewed leases at our Manhattan office properties. These increased rents are partly due to an increase in the total rentable square footage of such space as a result of remeasurement and application of market loss factors to our space.

During the year ended December 31, 2012, we entered into new and renewed leases at our Manhattan office properties representing approximately 761,166 rentable square feet. The last weighted average annualized fully escalated gross rent prior to the renewal or re-leasing of these leases was $36.66 per rentable square foot compared to $44.04 per rentable square foot based on the weighted average annualized contractual first monthly base rent (after free rent periods) for the new and renewed leases. During the six months ended June 30, 2013, we entered into new and renewed leases at our Manhattan office properties representing approximately 354,818 rentable square feet. The last weighted average annualized fully escalated gross rent prior to the renewal or re-leasing of these leases was $35.97 per rentable square foot compared to $45.32 per rentable square foot based on the weighted average annualized contractual first monthly base rent (after free rent periods) for the new and renewed leases.

The following table sets forth a summary schedule of the lease expirations for leases in place as of June 30, 2013 plus available space for each of the ten calendar years beginning with the year ending December 31, 2013 at the properties in our portfolio. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

Manhattan Office Properties(1)

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	899,900	10.7%	—	—	—
Signed leases not commenced	17	164,069	2.0%	—	—	—
Month-to-month leases	4	11,053	0.1%	$360,189	0.1%	$32.59
2013 (July 1, 2013 to December 31, 2013)	103	178,927	2.1%	$7,230,621	2.4%	$40.41
2014	157	357,382	4.3%	$14,524,753	4.7%	$40.64
2015	191	597,267	7.1%	$23,329,188	7.6%	$39.06
2016	73	411,633	4.9%	$15,221,196	5.0%	$36.98
2017	64	214,327	2.6%	$9,485,285	3.1%	$44.26
2018	70	319,186	3.8%	$14,824,166	4.8%	$46.44
2019	23	196,987	2.3%	$7,261,190	2.4%	$36.86
2020	44	433,028	5.2%	$17,135,976	5.6%	$39.57
2021	26	338,393	4.0%	$13,380,087	4.4%	$39.54
2022	21	178,958	2.1%	$8,587,268	2.8%	$47.98
Thereafter	35	1,604,776	19.2%	$66,757,914	21.6%	$41.60

Total/Weighted Average	828	5,905,886	70.3%	$198,097,833	64.5%	$40.91

Greater New York Metropolitan Area Office Properties

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	170,585	2.0%	—	—	—
Signed leases not commenced	7	40,960	0.5%	—	—	—
Month-to-month leases	—	—	—	—	—	—
2013 (July 1, 2013 to December 31, 2013)	10	28,825	0.3%	$1,004,582	0.3%	$34.85
2014	22	47,664	0.6%	$1,899,764	0.6%	$39.86
2015	17	87,188	1.0%	$2,785,283	0.9%	$31.95
2016	20	99,504	1.2%	$3,449,247	1.1%	$34.66
2017	19	127,671	1.5%	$4,629,271	1.5%	$36.26
2018	22	230,437	2.8%	$8,649,786	2.8%	$37.54
2019	12	245,062	2.9%	$7,953,744	2.6%	$32.46
2020	13	136,886	1.6%	$4,665,621	1.5%	$34.08
2021	7	124,318	1.5%	$4,965,896	1.6%	$39.95
2022	7	173,786	2.1%	$6,253,841	2.1%	$35.99
Thereafter	11	330,916	4.0%	$13,182,883	4.4%	$39.84

Total/Weighted Average	167	1,843,802	22.0%	$59,439,918	19.4%	$36.42

Retail Properties(6)

Year of Lease Expiration	Number of Leases Expiring(2)	Square Footage of Leases Expiring(3)	Percent of Portfolio Square Footage of Leases Expiring	Annualized Base Rent(4)	Percent of Portfolio Annualized Base Rent(5)	Annualized Base Rent Per Leased Square Foot
Available	—	69,615	0.8%	—	—	—
Signed leases not commenced	1	56,730	0.7%	—	—	—
Month-to-month leases	2	—	—	$4,800	—	—
2013 (July 1, 2013 to December 31, 2013)	3	6,082	0.1%	$806,523	0.3%	$132.61
2014	5	9,081	0.1%	$633,222	0.2%	$69.73
2015	13	29,933	0.4%	$2,945,436	1.0%	$98.40
2016	10	81,313	1.0%	$3,209,163	1.0%	$39.47
2017	7	50,602	0.6%	$4,210,653	1.4%	$83.21
2018	8	60,335	0.7%	$3,480,798	1.1%	$57.69
2019	6	26,947	0.3%	$2,719,236	0.9%	$100.91
2020	14	65,667	0.8%	$10,340,849	3.4%	$157.47
2021	5	27,877	0.3%	$4,071,720	1.3%	$146.06
2022	8	60,241	0.7%	$5,800,879	1.9%	$96.29
Thereafter	14	100,644	1.2%	$11,396,619	3.7%	$113.24

Total/Weighted Average	96	645,067	7.7%	$49,619,898	16.2%	$95.66

(1)	Excludes (i) retail space in our Manhattan office properties and (ii) the Empire State Building broadcasting licenses and observatory operations.
(2)	If a lease has two different expiration dates, it is considered to be two leases (for the purposes of lease count and square footage).

(3)	Office property measurements are based on Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 147,391 rentable square feet across our portfolio attributable to building management use and tenant amenities and (ii) 68,935 square feet of space attributable to our observatory.
(4)	Represents annualized cash base rent under leases commenced as of June 30, 2013. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Annualized base rent for retail properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements, tenant reimbursements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12.
(5)	Represents the percentage of annualized base rent of our office and retail portfolios in the aggregate.
(6)	Includes an aggregate of 440,615 rentable square feet of retail space in our Manhattan office properties. Our Manhattan office properties include 66 retail leases representing $34,148,821 in annualized base rent. Excludes the Empire State Building broadcasting licenses and observatory operations.

Tenant Improvement Costs and Leasing Commissions

The following table sets forth certain information regarding tenant improvement costs and leasing commissions for tenants at the office and retail properties in our portfolio for the years ended December 31, 2010, 2011 and 2012, and for the six months ended June 30, 2013.

	Six Months Ended June 30, 2013	Year Ended December 31,			Total/ Weighted Average January 1, 2010 to June 30, 2013
		2012	2011	2010
Office Properties(1)
New Leases
Number of leases signed	39	85	68	98	290
Total Square Feet	188,118	402,490	682,864	361,081	1,634,553
Leasing commission costs(2)	$2,556,673	$6,532,512	$13,708,547	$4,466,974	$27,264,706
Tenant improvement costs(2)	$12,543,079	$25,258,843	$35,673,476	$17,071,670	$90,547,067
Total leasing commissions and tenant improvement costs(2)	$15,099,752	$31,791,354	$49,382,023	$21,538,644	$117,811,773
Leasing commission costs per square foot(2)	$13.59	$16.23	$20.08	$12.37	$16.68
Tenant improvement costs per square foot(2)	$66.68	$62.76	$52.24	$47.28	$55.40
Total leasing commissions and tenant improvement costs per square foot(2)	$80.27	$78.99	$72.32	$59.65	$72.08
Expansions
Number of leases signed	10	35	35	28	108
Total Square Feet	79,116	281,381	377,034	134,292	871,823
Leasing commission costs(2)	$1,682,505	$6,253,337	$9,917,670	$1,790,761	$19,644,273
Tenant improvement costs(2)	$5,125,427	$13,596,670	$19,407,838	$6,137,902	$44,267,838
Total leasing commissions and tenant improvement costs(2)	$6,807,932	$19,850,007	$29,325,508	$7,928,664	$63,912,111
Leasing commission costs per square foot(2)	$21.27	$22.22	$26.30	$13.33	$22.53
Tenant improvement costs per square foot(2)	$64.78	$48.32	$51.48	$45.71	$50.78
Total leasing commissions and tenant improvement costs per square foot(2)	$86.05	$70.54	$77.78	$59.04	$73.31
Renewals
Number of leases signed	68	136	134	191	529
Total Square Feet	149,921	373,605	409,690	615,908	1,549,124
Leasing commission costs(2)	$793,347	$2,697,596	$2,956,188	$5,154,330	$11,601,461
Tenant improvement costs(2)	$2,613,833	$6,972,186	$3,310,400	$12,283,984	$25,180,403
Total leasing commissions and tenant improvement costs(2)	$3,407,180	$9,669,782	$6,266,588	$17,438,314	$36,781,864
Leasing commission costs per square foot(2)	$5.29	$7.22	$7.22	$8.37	$7.49
Tenant improvement costs per square foot(2)	$17.43	$18.66	$8.08	$19.94	$16.25
Total leasing commissions and tenant improvement costs per square foot(2)	$22.73	$25.88	$15.30	$28.31	$23.74

	Six Months Ended June 30, 2013	Year Ended December 31,			Total/ Weighted Average January 1, 2010 to June 30, 2013
		2012	2011	2010
Total New Leases, Expansions and Renewals
Number of leases signed(4)	117	248	232	312	909
Total Square Feet	417,155	1,057,476	1,469,588	1,111,281	4,055,500
Leasing commission costs(2)	$5,032,525	$15,483,445	$26,582,405	$11,412,065	$58,510,440
Tenant improvement costs(2)	$20,282,339	$45,840,513	$58,391,713	$35,493,556	$159,995,306
Total leasing commissions and tenant improvement costs(2)	$25,314,864	$61,323,958	$84,974,118	$46,905,621	$218,505,746
Leasing commission costs per square foot(2)	$12.06	$14.64	$18.09	$10.27	$14.43
Tenant improvement costs per square foot(2)	$48.62	$43.35	$39.73	$31.94	$39.45
Total leasing commissions and tenant improvement costs per square foot(2)	$60.68	$57.99	$57.82	$42.21	$53.88
Retail Properties(3)
New Leases
Number of leases signed	3	2	7	5	17
Total Square Feet	63,359	2,468	22,319	33,085	121,231
Leasing commission costs(2)	$4,745,207	$186,674	$1,272,824	$1,028,094	$7,232,799
Tenant improvement costs(2)	$1,874,499	$—	$212,088	$760,650	$2,847,237
Total leasing commissions and tenant improvement costs(2)	$6,619,706	$186,674	$1,484,912	$1,788,744	$10,080,036
Leasing commission costs per square foot(2)	$74.89	$75.64	$57.03	$31.07	$59.66
Tenant improvement costs per square foot(2)	$29.59	$—	$9.50	$22.99	$23.49
Total leasing commissions and tenant improvement costs per square foot(2)	$104.48	$75.64	$66.53	$54.07	$83.15
Expansions
Number of leases signed	—	1	1	2	4
Total Square Feet	—	21,683	463	8,913	31,059
Leasing commission costs(2)	$—	$1,501,135	$44,578	$425,713	$1,971,426
Tenant improvement costs(2)	$—	$—	$—	$—	$—
Total leasing commissions and tenant improvement costs(2)	$—	$1,501,135	$44,578	$425,713	$1,971,426
Leasing commission costs per square foot(2)	$—	$69.23	$96.28	$47.76	$63.47
Tenant improvement costs per square foot(2)	—	$—	$—	$—	$—
Total leasing commissions and tenant improvement costs per square foot(2)	$—	$69.23	$96.28	$47.76	$63.47
Renewals
Number of leases signed	3	14	8	15	40
Total Square Feet	3,124	18,817	41,694	43,951	107,586
Leasing commission costs(2)	$19,091	$199,435	$1,008,792	$1,212,364	$2,439,682
Tenant improvement costs(2)	$—	$—	$—	$—	$—
Total leasing commissions and tenant improvement costs(2)	$19,091	$199,435	$1,008,792	$1,212,364	$2,439,682
Leasing commission costs per square foot(2)	$6.11	$10.60	$24.20	$27.58	$22.68
Tenant improvement costs per square foot(2)	—	$—	$—	$—	$—
Total leasing commissions and tenant improvement costs per square foot(2)	$6.11	$10.60	$24.20	$27.58	$22.68
Total New Leases, Expansions and Renewals
Number of leases signed(4)	6	17	16	21	60
Total Square Feet	66,483	42,968	64,476	85,949	259,876
Leasing commission costs(2)	$4,764,298	$1,887,244	$2,326,194	$2,666,171	$11,643,907
Tenant improvement costs(2)	$1,874,499	$—	$212,088	$760,650	$2,847,237
Total leasing commissions and tenant improvement costs(2)	$6,638,797	$1,887,244	$2,538,283	$3,426,821	$14,491,144
Leasing commission costs per square foot(2)	$71.66	$43.92	$36.08	$31.02	$44.81
Tenant improvement costs per square foot(2)	$28.20	$—	$3.29	$8.85	$10.96
Total leasing commissions and tenant improvement costs per square foot(2)	$99.86	$43.92	$39.37	$39.87	$55.76

(1)	Excludes an aggregate of 440,615 rentable square feet of retail space in our Manhattan office properties. Includes the Empire State Building broadcasting licenses and observatory operations.
(2)	Presents all tenant improvement and leasing commission costs as if they were incurred in the period in which the lease was signed, which may be different than the period in which they were actually paid.

(3)	Includes an aggregate of 440,615 rentable square feet of retail space in our Manhattan office properties. Excludes the Empire State Building broadcasting licenses and observatory operations.
(4)	Presents a renewed and expansion lease as one lease signed.

Historical Capital Expenditures

The following table sets forth certain information regarding historical capital expenditures at the properties in our office and retail portfolios for the years ended December 31, 2010, 2011 and 2012 and for the six months ended June 30, 2013. Historically we have not tracked expenditures as either recurring or non-recurring and we believe a substantial amount of these capital expenditures during the periods presented would be considered to be non-recurring due to the extensive amount of capital spent on renovation, repositioning and deferred maintenance at our Manhattan office properties at the time we began our renovation and repositioning program.

	Six Months Ended June 30, 2013	Year Ended December 31,			Weighted Average January 1, 2010 to June 30, 2013
		2012	2011	2010
Manhattan Office Properties(1)	$23,952,760	$53,492,089	$32,976,777	$41,292,635	$39,954,494
Greater New York Metropolitan Area Office Properties	694,521	2,950,510	1,876,627	2,149,395	2,094,826
Standalone Retail Properties	—	978,473	139,453	228,439	385,593

Portfolio Total(2)	$24,647,281	$57,421,072	$34,992,857	$43,670,469	$42,434,913

(1)	Includes an aggregate of 440,615 rentable square feet of retail space in our Manhattan office properties.
(2)	Includes all capital expenditures, excluding tenant improvement and leasing commission costs, primarily due to the renovation and repositioning program conducted at our Manhattan office properties.

Description of Our Properties

Each of the Empire State Building and One Grand Central Place accounts for more than 10% of our total assets based on book value, or more than 10% of our gross revenues, as of June 30, 2013 and for the year ended December 31, 2012. Our other properties described below each account for less than 10% of our total assets based on book value and less than 10% of our gross revenues as of June 30, 2013 and for the year ended December 31, 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering” for a description of our indebtedness to be outstanding after completion of this offering.

The Empire State Building, New York, New York

Our predecessor acquired a master operating leasehold interest in the Empire State Building through a public partnership in 1961 and acquired the fee title to this property in 2002. Our predecessor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in August 2006. The building comprises premier office space, a concourse, lower lobby, two observatories, broadcasting facilities and ground-floor retail space. It occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th street corridor in midtown Manhattan, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. The Empire State Building was built in 1931. The 102-story building comprises 2,701,938 rentable square feet of office space and 167,788 rentable square feet of retail space (including our observatory and broadcasting operations) and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a visitor reception desk, bank equipped with an ATM,

FedEx/Kinko’s, Starbucks, upscale cocktail lounge and a variety of specialty stores and eat-in or take-out dining facilities within the retail arcade. As part of our effort to increase the quality of our tenants, since 2007 we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Coty, Inc., a leading global fragrance and beauty company; the Federal Deposit Insurance Corporation; Host Services of New York, a leader in creating dining and shopping concessions for travel venues; and LinkedIn, an internet networking business. Other tenants include Walgreen Eastern Co., a New York City-based pharmacy, Funaro & Co., an accounting services firm; Kaltex North America, Inc., a subsidiary of the Mexican textiles company Grupo Kaltex; Noven Pharmaceuticals, Inc., a specialty pharmaceutical company; People’s Daily Online USA, an online Chinese newspaper; Taylor Global, Inc., a public relations firm; The Freeh Group, an independent global risk management firm; Turkish Airlines, the national flag carrier of Turkey; and World Monuments Fund, a not-for-profit organization dedicated to preserving and protecting endangered ancient and historic sites around the world.

The Empire State Building offers panoramic views of New York and neighboring states from its world-famous 86th and 102nd floor observatories that draw millions of visitors per year. For the years ended December 31, 2007 through December 31, 2012 and for the six months ended June 30, 2013, the number of visitors to the observatories was approximately 3.67 million, 4.03 million, 3.75 million, 4.03 million, 4.06 million, 4.15 million, and 1.89 million, respectively. For the years ended December 31, 2007 through December 31, 2012, we increased the average ticket revenue per admission from $15.47 to $20.21, and for the six months ended June 30, 2013, the average ticket revenue per admission was $21.53. The 86th floor observatory has a 360-degree outdoor deck as well as indoor viewing galleries to accommodate guests day and night, all year-round. The 102nd floor observatory is entirely indoors and offers a 360-degree view of New York City from 1,250 feet above ground. Observatory visitors enter the building via its main entrance on Fifth Avenue. Visitors proceed directly up dedicated escalators to the second floor and through security to purchase various ticket options at the cashier or to retrieve tickets purchased online at our ticket kiosks. While waiting to gain access to the elevators, guests are entertained by a multi-media exhibit on sustainability and energy efficiency, which may be accessed in eight languages and is designed to inform and inspire our visitors. Also on the second floor, guests may purchase multilingual audio tours and viewer maps from our licensee and be photographed by our licensee. There is a separately ticketed and independently owned and operated tour simulator under lease operating under the name NY Skyride. Visitors then proceed to one of six elevators to the 80th floor, where they are entertained by an exhibit operated by the Skyscraper Museum, “The Race to the Top,” which chronicles the construction of the building. They then have the opportunity to take one of two elevators or to walk up the stairs to the 86th floor observatory, which offers indoor and outdoor viewing areas. From the 86th floor, guests who have purchased an additional ticket may take an elevator to our fully enclosed 102nd floor observatory. Visitors then return first to the 86th floor and then to the 80th floor where they must exit through Empire: The Store, the official Empire State Building souvenir shop operated by our licensee HMS Host. Finally, they take the elevator to the second floor where they have the opportunity to purchase their photograph and ride one of two dedicated escalators to the lobby at the main entrance on Fifth Avenue, where they exit the building; since the end of 2012, they now also have the opportunity to exit through our tenant Walgreens, which has expanded its ground floor retail space to the 2nd floor with direct frontage to the observatory’s exit path. We generated approximately $44.1 million and $92.2 million in revenue from our observatory operations for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Our observatory business is subject to tourism trends and weather, and therefore does experience some seasonality. Over the past ten years, the number of visitors to the observatory, on average, has been slightly higher in the third quarter and slightly lower in the first quarter of each year. The Empire State Building’s observatory has maintained stable performance levels over the past ten years, despite changing competitive dynamics and economic conditions. Total revenue and operating income from the observatory’s operations have exhibited positive growth in all but two years from 2001 to 2012 (2001 and 2009), representing a compound annual growth rate for total revenue and operating income (including concessions revenue) of 12.6% and 12.9%, respectively. In addition, the average ticket revenue per admission has increased for each of the 12 years from 2001 to 2012 at a compound annual growth rate of 10.1% and the growth rate during each of those years, on a year over year basis, has never been negative. Admissions also grew at a compound annual growth rate of 3.0% during the 12 years from 2001 to 2012. In the year ended December 31, 2012, the observatory experienced record admissions of approximately 4.15 million visitors and approximately $92.2 million of total revenue. The observatory has demonstrated strong performance despite competitive pressures as total revenue and operating income (including concessions revenue) increased by over 25.0% in 2005 and over 11.0% in 2006, despite the opening of the Top of the Rock observation deck at Rockefeller Center in November 2005. The Empire State Building’s observatory has also fared well during the recent recession. Despite a 7.0% decrease in the number of visitors as compared to 2008, 2009 admissions were still 2.0% higher than 2007 and the average ticket revenue per admission increased by 6.9% over 2008’s record level.

In addition to being a top New York City tourist attraction, the Empire State Building is also the center of the New York Tri-State region’s broadcasting operations. During the six months ended June 30, 2013 and the year ended December 31, 2012, our broadcasting licenses and related leased space generated approximately $10.1 million and $17.1 million, respectively. Various entities transmit from our building setbacks and surfaces and our broadcasting mast which rises 230 feet from the ceiling deck of the 103rd floor. Over 150 antennae provide a variety of point-to-point radio and data communications services and support delivery of broadcasting signals to cable and satellite systems and directly to television and radio receivers. As of June 30, 2013, 35 television and radio broadcasters were licensed to use our broadcasting facilities and served the greater New York metropolitan designated market area, which includes New York, New Jersey and Connecticut. As of June 30, 2013, we leased approximately 85,842 square feet to broadcasting tenants in the aggregate. Tenants that utilize our broadcasting services receive the right to use the broadcasting facilities and also to lease transmitter space in the Empire State Building. In addition, the broadcasting licenses and related leased space are long-term and require that tenants pay substantially all maintenance expenses. The average remaining term of such license fees is approximately 5.8 years. Our top five broadcasting tenants, based on annualized broadcasting revenue are CBS, Univision, FOX, ABC, and NBC, and other tenants include many of the major radio stations in Manhattan and the greater New York metropolitan area.

We also license the trademarked Empire State Building name and image for movies, television, promotional and advertising purposes and offer portions of the building for rent for private events. The primary benefit of such arrangements is the opportunity to build Empire State Building brand awareness through co-branding with well-respected brands and causes. We also enter into agreements through our Empire State Building Lighting Partner program, which give selected applicants the privilege of choosing a lighting scheme for our tower on a certain date in exchange for publicity and attention through their organization’s networks. The Empire State Building has an extensive social media presence including a highly-visited website (on which we control ticket sales to the observatories and offer a growing range of tourist-related attraction sales), Facebook page and Twitter account.

The building and certain aspects of its interior are designated landmarks of the New York City Landmarks Preservation Committee. The building was designated as a National Historic Landmark in 1986. In a national survey conducted in 2007, it was rated number one above the White House and the Washington Monument on the List of America’s Favorite Architecture according to the American Institute of Architects. The Empire State Building is an Energy Star building and has been awarded LEED EBOM-Gold certification. The Empire State Building’s energy retrofit program will result in significant energy cost savings annually and significant expense savings for our tenants, which we believe has enhanced its desirability to prospective tenants. We recently entered into a two-year contract to purchase wind power to provide 100% of the Empire State Building’s energy. The Empire State Building is the recipient of numerous awards. In 2012, the Empire State Building won the U.S. Environmental Protection Agency: 2011-2012 Green Power Leadership Award and the LEED Interior Design and Construction Gold for the pre-built spaces on floors 53 and 75. The Building Owners and Managers Association of Greater New York, Inc., or BOMA, and BOMA Mid-Atlantic Region named the Empire State Building as the 2011 Regional TOBY award Winner for Middle Atlantic Regional Outstanding Building of the Year and as the 2009-2010 Pinnacle Award winner for the Historical Building of the Year, honoring a

“commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.” Additionally, in 2010, the Empire State Building won the MASterworks Best Restoration award from the Municipal Arts Society for the restoration of a historically significant commercial, residential or institutional building and/or publicly accessible lobby; the National Trust for Historic Preservation National Preservation Honor Award recognizing “the efforts of individuals, nonprofit organizations, public agencies and corporations whose skill and determination have given new meaning to their communities through preservation”; the Preservation League of New York State Project’s Excellence in Historic Preservation Award celebrating “the outstanding leadership of public officials and individuals in the field of preservation”; and the New York Landmarks and Conservancy’s Lucy G. Moses Preservation Award for outstanding preservation efforts. Prior to 2010, the Sustainable Buildings Industry Council awarded the Empire State Building the 2009 Beyond Green High Performance Building Award recognizing “the exceptional contributions its members make to sustainability across the United States.”

Since we gained full control of the day-to-day management of the Empire State Building in August 2006, we have invested a total of approximately $190.4 million through our restoration and renovation program at the property through June 30, 2013. We currently estimate that between $135.0 million and $175.0 million of additional capital is needed to complete this renovation program, which we expect to complete substantially by the end of 2016. These estimates are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate 2nd floor observatory ticketing area	x
Renovate 86th floor observatory	x
Observatory exhibits	x
Energy efficiency retrofits including	x
—building automated controls	x
—chiller plant retrofit	x
—window retrofits	x
—radiator barriers	x
Renovate 102nd floor observatory	x
New Management Office	x
Tower lighting replacement	x
Renovate and provide cooling to public corridors		x
Renovate public bathrooms		x
Elevator modernization		x
Elevator shaft wall repairs		x
Exterior waterproofing and roofs		x
Electrical power and distribution		x
Building wide sprinklers to comply with Local Law 26		x
Future energy efficiency retrofits including new air handling units and heat exchangers		x
Temporary exterior construction hoist		x
New tenants-only conference center		x
New tenants-only fitness center		x
Additional observatory enhancements and exhibits		x
Security system enhancements		x
New restaurant		x
Broadcast tower lighting		x
Concourse Reconfiguration		x
Lower Level Reconfiguration			x

The observatory and broadcasting businesses at the Empire State Building are subject to competition from existing observatories and broadcasting space and others that may be constructed in the future. In addition, competition from observatory and broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from our broadcasting and observatory operations. Our broadcast television and radio licensees face competition from advances in technologies and alternative methods of content delivery in their respective industries, as well as from changes in consumer behavior driven by new technologies and methods of content delivery, which may reduce the demand for over-the-air broadcast licenses in the future. New government regulations affecting broadcasters, including the implementation of the FCC’s National Broadband Plan, or the Plan, might also affect our results of operations by reducing the demand for broadcast licenses.

Empire State Building Primary Tenants

The following table summarizes information regarding the primary tenants of the Empire State Building as of June 30, 2013:

Tenant	Principal Nature of Business	Lease Expiration	Date of Earliest Termination Option	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annualized Base Rent	Annualized Base Rent Per Square Foot
LF USA	Consumer goods	Oct. 2028	—	1 x 7 years or 2 x 5 years	588,454	20.5%	$22,949,706	23.1%	$39.00
Coty, Inc.	Cosmetics	Jan. 2030	—	1 x 5 years	313,073	10.9%	$14,058,868	14.2%	$44.91
Federal Deposit Insurance Corporation	Government	Jan. 2020	2/1/2015	1 x 5 years	121,879	4.3%	$5,489,847	5.5%	$45.04
Host Services of New York	Retail store	May 2020	—	—	6,180	0.2%	$5,216,733	5.3%	$844.13
LinkedIn	Internet networking business	Feb. 2026	6/1/2016	—	78,270	2.7%	$3,394,664	3.4%	$43.37
Human Rights Watch.	Not-for-Profit	Oct. 2026	—	—	52,381	1.9%	$2,036,664	2.1%	$38.88
Walgreen Eastern Co.	Retail store	Sep. 2027	—	—	23,842	0.8%	$1,800,000	1.8%	$75.50
Revman International	Textile	Oct. 2029	—	1 x 5 years	26,658	0.9%	$1,359,558	1.4%	$51.00
Skanska USA Building	Engineering	Mar. 2024	—	1 x 5 years	25,057	0.9%	$1,219,550	1.2%	$48.67
Bank of America	Bank	Apr. 2015	—	1 x 5 years	14,234	0.5%	$1,187,155	1.2%	$83.40

Total/Weighted Average					1,250,028	43.6%	$58,712,745	59.2%	$46.97

(1)	Excludes (i) 115,987 rentable square feet attributable to building management use and tenant amenities and (ii) 68,935 square feet of space attributable to our observatory.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Total abatements and free rent with respect to leases in effect as of June 30, 2013 for the 12 months ending June 30, 2014 are $10,407,465. Total annualized base rent, net of abatements and free rent is $88,764,700.

Empire State Building Lease Expirations

The following table sets forth the lease expirations for leases in place at the Empire State Building as of June 30, 2013 and for each of the ten calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of June 30, 2013, the weighted average remaining lease term for the property was ten years and two months.

Year of Lease Expiration(1)	Number of Leases Expiring	Square Footage of Leases Expiring(2)	Percent of Property Square Feet	Annualized Base Rent(3)	Percent of Property Annualized Base Rent(4)	Annualized Base Rent Per Leased Square Foot
Available	—	491,527	17.1%	—	—	—
Signed leases not commenced	8	140,002	4.9%	—	—	—
Month-to-month leases	2	4,590	0.2%	$105,872	0.1%	$23.07
2013 (July 1, 2013 to December 31, 2013)	21	47,338	1.5%	$1,235,645	1.2%	$26.10
2014	39	111,554	3.9%	$3,971,135	4.0%	$35.60
2015	40	193,881	6.8%	$7,961,817	8.0%	$41.07
2016	19	94,712	3.3%	$3,531,503	3.6%	$37.29
2017	21	64,313	2.2%	$2,816,123	2.8%	$43.79
2018	28	116,987	4.1%	$4,834,083	4.9%	$41.32
2019	8	48,804	1.7%	$2,942,093	3.0%	$60.28
2020	24	241,999	8.4%	$15,256,618	15.4%	$63.04
2021	9	65,182	2.3%	$2,531,323	2.6%	$38.83
2022	8	35,975	1.3%	$1,683,370	1.7%	$46.79
Thereafter	21	1,212,862	42.3%	$52,302,583	52.7%	$43.12

Total/Weighted Average	248	2,869,726	100.0%	$99,172,165	100.0%	$44.31

(1)	Excludes broadcasting licenses and observatory operations.
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 115,987 rentable square feet attributable to building management use and tenant amenities and (ii) 68,935 square feet of space attributable to our observatory.
(3)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Total abatements and free rent with respect to leases in effect as of June 30, 2013 for the 12 months ending June 30, 2014 are $10,407,465. Total annualized base rent, net of abatements and free rent is $88,764,700.
(4)	Represents the percentage of annualized base rent of office and ground-floor retail leases at the Empire State Building.

Empire State Building Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for the Empire State Building as of the dates indicated below:

Date	Percentage Leased(1),(2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
June 30, 2013	78.0%	$44.31	$44.70
December 31, 2012	69.4%	$44.11	$44.61
December 31, 2011	67.6%	$39.75	$39.37
December 31, 2010	66.2%	$35.68	$35.04
December 31, 2009	68.5%	$34.95	$34.10
December 31, 2008	69.0%	$32.41	$31.82

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.
(2)	As part of our effort to increase the credit quality of our tenants, we have been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As a result, percent leased has decreased from December 31, 2008 through June 30, 2013.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

The Empire State Building and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for the Empire State Building is $102.88 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2012 and 2011 were $26,340,502 and $30,009,908, respectively. In the opinion of our management, the Empire State Building is adequately covered by insurance.

One Grand Central Place, New York, New York

Our predecessor made a convertible mortgage on One Grand Central Place in 1954 through a public partnership and subsequently acquired fee title to the property in 1958. Our predecessor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in November 2002. The building comprises premier office space and lower-level and ground-floor retail space. It is located on 42nd Street, between Park and Madison Avenues, directly across the street from Grand Central Terminal, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. One Grand Central Place was built in 1930. The 55-story building comprises 1,175,268 rentable square feet of office space and 68,005 rentable square feet of retail space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation includes numerous subway lines and bus routes; Grand Central Terminal; and the Times Square Shuttle. In-building services and amenities include on-site building management office; 24/7 attended lobby; a multi-media conference center; messenger center for the exclusive use of building tenants; a visitor center for convenient and efficient access for building visitors; bank, newsstand and dining facilities; and additional conveniences in the building’s retail arcade. As part of our effort to increase the quality of our tenants, we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. We have implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of June 30, 2013, the building’s five largest third-party tenants based on annualized base rent were JP Morgan Chase Bank, a global financial services firm; Stark Business Solutions, a builder of premium office suites; Bank of America, N.A., a global financial services firm; Charles Schwab & Co., Inc., a retail brokerage service provider; and Sunbelt Beverage Co., a wine and spirits wholesaler.

One Grand Central Place was the recipient of the BOMA 2010 Pinnacle Award for the Operating Building of the Year, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness,” and in 2007, BOMA named One Grand Central Place as the Pinnacle Award winner for the Historical Building of the Year award, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.”

Since we gained full control of the day-to-day management of One Grand Central Place in November 2002, we have invested approximately $32.0 million through our restoration and renovation program at the property through June 30, 2013. We expect to complete our renovation program by the end of 2013, except for bathroom and sprinkler repairs that are expected to be completed in connection with the leasing of the related portion of retail space. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate and provide cooling to public corridors	x
Renovate public bathrooms	x
New windows	x
Elevator modernization	x
New tenants only conference center	x
Visitors center	x
Roof replacements	x
Restore façade	x
Replace fire alarm system	x
Energy efficiency retrofits	x
Building wide sprinklers to comply with Local Law 26		x
Additional bathrooms to be upgraded		x

One Grand Central Place is subject to competition from a large number of other existing office properties and new office properties that may be constructed in the future.

One Grand Central Place Primary Tenants

The following table summarizes information regarding the primary tenants of One Grand Central Place as of June 30, 2013:

Tenant	Principal Nature of Business	Lease Expiration	Date of Earliest Termination Option		Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annualized Rent	Annualized Base Rent per Leased Square Foot
JP Morgan Chase Bank	Bank	Dec. 2027	—		1 x 5 years	21,683	1.8%	$2,434,190	5.1%	$112.26
Stark Business Solution	Office suites	Oct. 2021; May 2023	—		1 x 5 years	38,914	3.1%	$1,739,816	3.6%	$44.71
Bank of America, N.A.	Bank	Apr. 2017	—		1 x 5 years	14,127	1.1%	$1,457,500	3.0%	$103.17
Charles Schwab & Co., Inc.	Retail broker	May 2021	—		1 x 5 years	10,702	1.0%	$1,287,300	2.7%	$120.29
Sunbelt Beverage Co., LLC	Wine & spirits wholesaler	Aug. 2023	—		—	28,918	2.3%	$1,243,517	2.6%	$43.00
Haver Analytics, Inc.	Economic & financial databases	Apr. 2018; July 2022	—		—	15,852	1.3%	$1,080,976	2.2%	$68.19
Pine Brook Road Partners, LLC	Private equity firm	Sept. 2021	1/15/2015	(3)	1 x 5 years	17,825	1.4%	$937,376	1.9%	$52.59
Special Funds Conservation	Defends special disability fund & workers’ comp cases	Apr. 2021	—		1 x 5 years	17,614	1.4%	$704,560	1.5%	$40.00
Gibbs & Soell Inc.	Public relations	Nov. 2019	—		1 x 5 years	12,724	1.0%	$699,820	1.4%	$55.00
Vandenberg & Feliu, LLP.	Law firm	Aug. 2020	—		—	12,527	1.0%	$661,723	1.4%	$52.82

Total/Weighted Average						190,886	15.4%	$12,246,778	25.4%	$64.16

(1)	Excludes 45,944 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Total abatements and free rent with respect to leases in effect as of June 30, 2013 for the 12 months ending June 30, 2014 are $189,326. Total annualized base rent, net of abatements and free rent is $47,978,872.
(3)	Termination option applies only to 5,201 rentable square feet.

One Grand Central Place Lease Expirations

The following table sets forth the lease expirations for leases in place at One Grand Central Place as of June 30, 2013 and for each of the ten calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of June 30, 2013, the weighted average remaining lease term for the property was five years and four months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring(1)	Percent of Property Square Feet	Annualized Base Rent(2)	Percent of Property Annualized Rent(3)	Annualized Base Rent per Leased Square Foot
Available	—	262,623	21.1%	—	—	—
Signed leases not commenced	2	9,184	0.7%	—	—	—
Month-to-month leases	2	—	—	$4,800	—	$—
2013 (July 1, 2013 to December 31, 2013)	49	70,959	5.7%	$3,456,121	7.2%	$48.71
2014	61	116,035	9.3%	$5,355,390	11.1%	$46.15
2015	79	166,617	13.4%	$7,277,512	15.1%	$43.68
2016	28	69,103	5.6%	$3,075,008	6.4%	$44.50
2017	28	116,261	9.5%	$6,108,480	12.7%	$52.54
2018	16	36,542	2.9%	$1,855,025	3.9%	$50.76
2019	8	55,595	4.5%	$2,576,723	5.2%	$46.35
2020	13	51,073	4.1%	$2,481,888	5.2%	$48.59
2021	11	97,153	7.8%	$5,432,659	11.3%	$55.92
2022	9	58,813	4.7%	$3,047,294	6.3%	$51.81
Thereafter	10	133,315	10.7%	$7,497,298	15.6%	$56.24

Total/Weighted Average	316	1,243,273	100.0%	$48,168,198	100.0%	$49.58

(1)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes 45,944 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended June 30, 2013 for leases commenced as of June 30, 2013, by (ii) 12. Total abatements and free rent with respect to leases in effect as of June 30, 2013 for the 12 months ending June 30, 2014 are $189,326. Total annualized base rent, net of abatements and free rent is $47,978,872.
(3)	Represents the percentage of annualized base rent of office and ground-floor retail leases at One Grand Central Place.

One Grand Central Place Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for One Grand Central Place as of the dates indicated below:

Date	Percentage Leased(1), (2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
June 30, 2013	78.1%	$49.58	$49.39
December 31, 2012	76.9%	$48.95	$48.23
December 31, 2011	79.6%	$47.58	$47.36
December 31, 2010	80.4%	$46.34	$46.11
December 31, 2009	76.8%	$45.06	$44.82
December 31, 2008	81.4%	$43.84	$43.13

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.
(2)	As part of our effort to increase the credit quality of our tenants, we have been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms at higher rents. As a result, percent leased has decreased from December 31, 2008 through June 30, 2013.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

One Grand Central Place and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for One Grand Central Place is $102.88 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2012 and December 31, 2011 were $11,210,057 and $10,928,078, respectively. In the opinion of our management, One Grand Central Place is adequately covered by insurance.

250 West 57th Street, New York, New York

Our predecessor acquired fee title to 250 West 57th Street through a public partnership in 1953. Our predecessor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in November 2002. The building comprises premier office space and ground-floor and lower-level retail space. It occupies the entire blockfront of 57th Street between Broadway and Eighth Avenue, close to Columbus Circle and the new media headquarters concentration in New York City, including Time Warner, Random House and Hearst Corporation, and is located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 250 West 57th Street was built in 1921. The 26-story building comprises 476,691 rentable square feet of office space and 49,459 rentable square feet of retail space and is constructed of concrete, steel, masonry and terra cotta. Its close proximity to mass transportation includes direct access to numerous subway lines and bus routes. In-building services and amenities include on-site building management office; concierge desk; 24/7 attended lobby; specialty retail stores; a drug store; and a barber shop. As part of our effort to increase the quality of our tenants, we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. We have implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were the TJX Companies, Inc., a discount retailer of apparel and home fashions; Duane Reade, a New York-based pharmacy chain owned by Walgreen Co.; Perseus Books Group, a publishing company; N.S. Bienstock, Inc., a leading talent agency; and NIP Training Institute, a training institute for psychotherapy.

Since we gained full control of the day-to-day management of 250 West 57th Street in November 2002, we have invested approximately $37.0 million through our restoration and renovation program at the property through June 30, 2013. We expect to complete our renovation program by the end of 2013, except for facade restoration expected to be complete by early 2014. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Conversion of second floor to retail space	x
Chiller replacement	x
Electrical upgrades	x
Replace fire alarm system	x
Freight elevator modernization	x
Building wide sprinklers to comply with Local Law 26	x
Upgrade finishes in public corridors		x
Restore façade		x

501 Seventh Avenue, New York, New York

Our predecessor acquired fee title to 501 Seventh Avenue through a private partnership in 1950. Our predecessor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in November 2002. The building comprises premier office space, apparel showroom space and ground-floor retail space. It occupies the northeast corner of 37th Street and Seventh Avenue, between the Times Square and Herald Square transportation hubs, within walking distance of multiple parking garages, world-class shopping, dining and lodging. 501 Seventh Avenue was built in 1923. The 18-story building comprises 453,716 rentable square feet of office space and 35,502 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include on-site building management office; a lobby newsstand; dining facilities; and 24/7 attended lobby. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were Warnaco, Inc., a global apparel leader and a subsidiary of PVH Corp.; Local Initiatives Support Corporation, the largest community development support organization in the country; Carolina Herrera Ltd., an international design firm; Office of Alcohol and Substance Abuse Services, an organization that plans, develops and regulates the state’s system of chemical dependence and gambling treatment agencies; and Chipotle Mexican Grill, Inc., an operator of Mexican fast food restaurants.

501 Seventh Avenue is the recipient of the BOMA 2006 Pinnacle Award for the Renovated Building of the Year, for undergoing “modernization through restoration, renovation, expansion and/or conversion,” and in 2005, BOMA named 501 Seventh Avenue as the Pinnacle Award winner of the Operating Building of the Year award, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.” 501 Seventh Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Since we gained full control of the day-to-day management of 501 Seventh Avenue in November 2002, we have invested approximately $49.0 million through our restoration and renovation program at the property through June 30, 2013. We expect to complete our renovation program by the end of 2013, except for elevator modernization expected to be complete by early 2014. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
New elevator cabs	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
New cooling tower and distribution	x
New sidewalks	x
New electrical distribution	x
Replace fire alarm system	x
Energy efficiency retrofits	x
Elevator modernization		x
Cooling tower expansion		x

1359 Broadway, New York, New York

Our predecessor acquired fee title to 1359 Broadway through a private partnership in 1953. Our predecessor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in May 2003. The building comprises premier office space and ground-floor retail space. It occupies the northwest corner of 36th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1359 Broadway was built in 1924. The 22-story building comprises 439,881 rentable square feet of office space and 27,618 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include 24/7 attended lobby; a bank; lobby newsstand; dining facilities; and a UPS store. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Actimize, Inc., a leading worldwide provider of financial crime, risk and compliance solutions; IPREO Holdings LLC, a leading global provider of market intelligence, deal execution platforms and investor communication tools; The Conference for Jewish Material Claims Against Germany, an aid organization for victims of Nazism; and Redeemer Presbyterian Church, a Protestant church.

1359 Broadway is the recipient of BOMA 2007 Pinnacle Award for the Renovated Building of the Year, for undergoing “modernization through restoration, renovation, expansion and/or conversion.” Additionally, in 2007, 1359 Broadway won the Fashion Center Property Improvement Award in the Lobby Renovation category.

Since we gained full control of the day-to-day management of 1359 Broadway in May 2003, we have invested approximately $24.0 million through our restoration and renovation program at the property through June 30, 2013. Our renovation program at this property is substantially complete except that replacement of a remaining portion of retail store front is expected to be completed in connection with the leasing of the related portion of retail space. The timing of implementation of our improvement program is dependent on various factors including the overall scale of the program, existing tenant lease expiration dates that may interfere with our ability to execute certain work until existing tenants vacate or can be relocated, and the prior need to obtain consents of investors in the property to complete financings to fund improvement programs or fund improvements from cash flow. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Elevator modernization	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
New sidewalk	x
Structural vault restoration	x
Roof replacement	x
Partial storefront replacement	x
Electric service upgrade and distribution	x
Replace fire alarm system	x
Energy efficiency measures	x
Remaining storefront replacement		x

1333 Broadway, New York, New York

Our predecessor acquired fee title to 1333 Broadway through a private partnership in 1979. Our predecessor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in August 2006. The building comprises premier office space and lower-level, ground-floor and second-floor retail space. It occupies the northwest corner of 35th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, directly across from the Macy’s flagship location, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1333 Broadway was built in 1915. The 12-story building comprises 291,977 rentable square feet of office space and 61,318 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a 24/7 attended lobby. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Aetna Life Insurance Company, one of the nation’s leading providers of insurance and employee benefits; OCE-USA Holding, Inc., a global leader in digital document management and delivery technology; Gerber Childrenswear LLC, a leading marketer of infant and toddler apparel; and New York Outdoor, an outdoor billboard advertising company.

1333 Broadway is the recipient of the BOMA 2012 Pinnacle Award winner of the Operating Building of the Year award, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.” 1333 Broadway recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Since we gained full control of the day-to-day management of 1333 Broadway in August 2006, we have invested approximately $26.0 million through our restoration and renovation program at the property through June 30, 2013. Our renovation program at this property is substantially complete except that replacement of a portion of retail store front is expected to be completed in connection with the leasing of the related portion of retail space. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Elevator modernization	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
Roof replacement	x
Sidewalk and structural vault replacement	x
Replace fire alarm system	x
Base building work for retail space	x
Energy efficiency retrofits	x
Partial storefront replacement			x

1350 Broadway, New York, New York

Our predecessor acquired a long-term leasehold in the land underlying 1350 Broadway and the improvements in 1965 pursuant to a ground lease with a remaining term, including unilateral extension rights available to us, of approximately 39 years, expiring on July 31, 2050. Our predecessor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in August 2006. The building comprises premier office space and ground-floor retail space. It occupies the entire block amidst Broadway, Sixth Avenue, 35th and 36th Streets, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1350 Broadway was built in 1929. The 26-story building comprises 366,415 rentable square feet of office space and 30,925 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; numerous bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include on-site building management office; 24/7 attended lobby; a bank; FedEx/Kinko’s; Duane Reade (a division of Walgreen Co.); Starbucks; and a hair salon. As part of our effort to increase the quality of our tenants, we have embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. We have implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were Duane Reade, a New York-based pharmacy chain owned by Walgreen Co.; Sovereign Bank, one of the largest banks in the northeastern United States; HSBC, one of the largest banking and financial services organizations in the world; Tarter Krinsky & Drogin LLP, a full-service law firm; and E-Dialog Inc., a provider of e-mail marketing solutions.

1350 Broadway is the recipient of the BOMA 2011 Pinnacle Award winner of the Operating Building of the Year award in the 250,000—499,999 Square Feet subcategory, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.” 1350 Broadway recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Since we gained full control of the day-to-day management of 1350 Broadway in August 2006, we have invested approximately $26.0 million through our restoration and renovation program at the property through June 30, 2013. We expect to complete our renovation program by the end of 2013. Our renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, our desire to minimize existing tenant disruptions, and the need to obtain consents of investors in the property to complete financings. The following table summarizes the status of major improvements we have completed, those that are currently in process, and those that we expect to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Freight elevator modernization	x
New passenger elevator cabs	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
Replace roofs	x
New sidewalk and structural vaults	x
Replace fire alarm system	x
Energy efficiency retrofit	x
New chiller	x
Automated building controls	x

First Stamford Place, Stamford, Connecticut

Our predecessor acquired fee title in First Stamford Place in 2001. The office complex is located in Stamford, Connecticut, adjacent to the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. First Stamford Place was built in 1986. The complex consists of three mirrored glass and precast concrete office buildings, integrated in a campus environment and comprises 787,726 rentable square feet of office space. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. In-building services and amenities include on-site building management offices; concierge; full-time security; structured parking garage; a tenants-only conference center; tenants-only fitness center; dining facility; a privately operated day-care center in a leased space that can accommodate 96 children; an outdoor landscaped seating area; courier and express mail drop boxes; auto spa; barber shop; sundry shop; ATM; a tenants-only shuttle van service to and from the Stamford Transportation Center and downtown shopping areas; and there is a Hilton Hotel within the campus. Tenants also have access to a secured structured parking facility with approximately 1,770 parking spaces upon which the complex sits. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were Legg Mason, an asset management firm; Odyssey America Reinsurance Corporation, an underwriter of reinsurance and specialty insurance; Thomson Reuters, a publishing and information services company; Elizabeth Arden, Inc., a global prestige beauty, cosmetics and fragrance company; and Citibank N.A., a global banking and financial services organization.

First Stamford Place is the recipient of an award from The Building Owners and Managers Association of Southern Connecticut, or BOMA Southern Connecticut, which named First Stamford Place as the 2003 winner of The Outstanding Building of the Year, or TOBY, award in the Suburban Mid-Rise Office Park subcategory, honoring “the best of the best in commercial buildings.”

Metro Center, Stamford, Connecticut

Our predecessor acquired fee title in Metro Center in 1984. The office building is located in Stamford, Connecticut, near the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. Metro Center was built in 1987. The eight-story office building comprises 279,385 rentable square feet of office space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express, Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. In-building services and amenities include on-site building management offices; concierge; full-time security; structured parking garage; tenants-only conference center; tenants-only fitness center; dining facility; on-site auto rental agencies; a sundry shop; ATM; and a tenants-only shuttle van service to and from downtown shopping areas. Tenants also have access to a secured structured parking facility within the building. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were Thomson Reuters, a provider of intellectual property and regulatory information; Jefferies Group, a global securities and investment banking group; Torm USA LLC, a sea transport shipping company; Columbus Circle Investors, an institutional equity investment manager; and Tweedy, Browne Company LLC, an investment services company.

Metro Center is the recipient of the 2007 BOMA Mid-Atlantic Conference TOBY award, honoring “the best of the best in commercial buildings.” Additionally, in 2006 and 1998, Metro Center won TOBY awards from BOMA Southern Connecticut. Metro Center recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

10 Bank Street, White Plains, New York

Our predecessor acquired fee title interest in 10 Bank Street in 1999. The office building is located in downtown White Plains, New York, immediately adjacent to the White Plains Transportation Center, which serves the Metro North commuter line with express service to Grand Central Terminal. 10 Bank Street was built in 1989. The 12-story building comprises 228,994 rentable square feet of office space and is constructed of concrete with a glass façade. Its close proximity to mass transportation includes the Metro North Commuter Line; the Bee-Line Bus System, providing service to the Port Chester, Metro North Railroad, New Haven Line; taxis; and access to major highways. In-building services and amenities include on-site building management; concierge; on-site dining; full-time security; and an ATM. Tenants also have access to a six-level secured structured parking facility that is connected to the building. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were Addison Wesley Longman, Inc., an educational publishing services company; Fifth Street Capital, Inc., a buyout financing firm; Eckert Seamans Cherin & Mellott, LLC, a law firm; Rockwood Capital, LLC, a private real estate investment firm; and Two Four Holdings LLC, a software solutions company.

10 Bank Street is the recipient of the 2011 Building Owners and Managers Association of Westchester County, or BOMA Westchester County, TOBY award for Best Green Initiatives and the 2000 and 2005 TOBY award for Office Building of the Year, honoring “the best of the best in commercial buildings.” Additionally, in 1999, 10 Bank Street won the Owner/Investor Acquisition of the Year award from the Connecticut & Suburban New York chapter of the Commercial Real Estate Development Association, or NAIOP, awarded to the developer “that best exemplifies leadership and innovation in the commercial real estate market.” 10 Bank Street recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

383 Main Avenue, Norwalk, Connecticut

Our predecessor acquired fee title in 383 Main Avenue in 1994. The office building is located in Norwalk, Connecticut, at the intersection of the Super 7 Expressway and the Merritt Parkway, with immediate access to the Super 7 Expressway, Exits 40A and 40B of the Merritt Parkway and the Metro North Commuter Railroad. 383 Main Avenue was built in 1985. The eight-story building comprises 257,925 rentable square feet of office space and is constructed of glass, steel and brick. Its close proximity to mass transportation includes the South Norwalk Railroad Station and Merritt 7 Station, which provide access to Metro North train services. In-building services and amenities include on-site building management; full-time security and concierge; 24-hour attended access; tenants-only fitness center; tenants-only conference center; dining facilities; an ATM; and a tenants-only shuttle van service to the South Norwalk Transportation Center and Merritt 7 Station. Tenants also have access to free on-site parking, structured parking on which the building sits. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were Reed Elsevier, Inc., a provider of professional information solutions; CIT Inc., a lending, leasing and advisory services provider; Nestle Holdings, Inc. a nutrition, health and wellness company; The Fairfield County Community Foundation, a foundation that supports Fairfield County, Connecticut; and Symphony IRI, a global market research firm.

383 Main Avenue is the recipient of an award from BOMA Southern Connecticut, which named 383 Main Avenue as the 1999 winner of the TOBY award, honoring “the best of the best in commercial buildings.” 383 Main Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

500 Mamaroneck Avenue, Harrison, New York

Our predecessor acquired fee title in 500 Mamaroneck Avenue in 1999. The office building is located 1 1/4 miles north of I-95 at Exit 18B West and 1 3/4 miles to the Mamaroneck train station. 500 Mamaroneck Avenue was built in 1986. The five-story building comprises 289,772 rentable square feet of office space and is constructed of a mirrored glass curtain wall on 35 landscaped acres in Harrison, New York. Its close proximity to mass transportation includes the Mamaroneck and White Plains train stations, which provide access to Metro North train services. In-building services and amenities include on-site management; concierge; full-time security; tenants-only executive conference center; tenants-only fitness center; a dining facility; an ATM; and a tenants-only shuttle service to the Mamaroneck train station. Tenants also have access to free on-site parking. As of June 30, 2013, the building’s five largest tenants based on annualized base rent were Mariner Investment Group, Inc., an alternative investment management firm; O’Connor Davies Munns & Dobbins, an accounting and consulting firm; GFK NOP LLC, a market research company; Universal Remote Control, a manufacturer of wireless remote control devices; and Stark Business Solutions, a manufacturer of shared office suites.

500 Mamaroneck Avenue is the recipient of the 2002 BOMA Westchester County TOBY award, honoring “the best of the best in commercial buildings.” Additionally, in 1999, 500 Mamaroneck Avenue won the Owner/Investor Acquisition of the Year Award from the Connecticut & Suburban New York chapter of the Commercial Real Estate Development Association, or NAIOP, awarded to the developer “that best exemplifies leadership and innovation in the commercial real estate market.” 500 Mamaroneck Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

1010 Third Avenue, New York, New York

Our predecessor acquired a condominium interest in 1010 Third Avenue in 1998. The retail property is located at the northwest corner of 60th Street and Third Avenue, directly adjacent to Bloomingdale’s flagship store, located in the heart of one of Manhattan’s Upper East Side’s most vibrant office, retail and residential neighborhoods. 1010 Third Avenue was built in 1963. The three-story condominium unit, located at the base of a 20-story mixed use residential condominium building, comprises 44,662 rentable square feet of retail condominium space and a 34-space condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of June 30, 2013, the property’s tenants were Ethan Allen, a manufacturer and retailer of home furnishings and Quik Park, a leading operator of parking facilities throughout the New York metro area.

Significant work was completed at 1010 Third Avenue following its acquisition as part of a long term strategy to convert the entire property to retail space, included conversion of the second and third-floor office space into retail space, obtaining city approvals for a required loading zone that involved the relocation of a city bus stop and prior no-standing zone, and engineering to install a tenant escalator to provide street-level access to the second floor. All required zoning approvals were obtained as part of a subsequent effort to convert all of the remaining office space into retail space and to consolidate the entire first, second and third floors for occupancy by large retailers.

77 West 55th Street, New York, New York

Our predecessor acquired a condominium interest in 77 West 55th Street in 1998. The retail property is located at the northeast corner of Sixth Avenue and 55th Street, a well established 24-hour destination that attracts day-time workers, convenience and destination shoppers, tourists and residents. 77 West 55th Street was built in 1962. The ground-floor condominium unit, situated at the base of a 20-story residential condominium building, comprises 24,102 rentable square feet of retail condominium space and a 61-space condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of June 30, 2013, the property’s tenants were Tapps Supermarkets Inc., a gourmet foods supermarket; Quik Park, a leading operator of parking facilities throughout the New York metro area; and Bank of America, a financial services leader.

10 Union Square, New York, New York

Our predecessor acquired a condominium interest in 10 Union Square in 1996. The retail property is situated on the entire block-front between 14th and 15th Streets on the east side of Union Square. 10 Union Square was built in 1988. The ground-floor and lower-level condominium unit, located at the base of a 29-story mixed-use development known as the Zeckendorf Towers, comprises 58,005 rentable square feet of retail space. Its close proximity to mass transportation includes numerous subway lines, the PATH trains and bus routes, and it is located atop one of the busiest subway stations in New York City. As of June 30, 2013, the property’s five largest tenants based on annualized base rent were A&P, a metro New York area supermarket, which filed for bankruptcy on December 10, 2010 but has affirmed its lease and is current on rental payments; Panera Bread, a bread bakery-café; Best Buy Mobile, an electronics retailer; Starbucks, a coffee company; and Au Bon Pain, a global operator of fast casual restaurants.

1542 Third Avenue, New York, New York

Our predecessor acquired a condominium interest in 1542 Third Avenue in 1999. The retail property is located on the west side of Third Avenue between East 86th and 87th Streets and the north side of 86th Street between Lexington and Third Avenues in Manhattan’s Upper East Side. 1542 Third Avenue was built in 1991. The ground-floor retail condominium unit, located at the base of a 25-story luxury residential condominium building, comprises 56,250 rentable square feet of retail space and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of June 30, 2013, the property’s tenants were Sprint, a provider of wireless and wireline communications services; Loews Orpheum Cinemas, a movie exhibition company; and Payless Shoesource, a specialty family footwear retailer.

69-97 Main Street, Westport, Connecticut

Our predecessor acquired fee title to 69-97 Main Street in 2003. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. 69-97 Main Street was built in 1922. The single-story structure comprises 17,103 rentable square feet of high-end retail space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways. As of June 30, 2013, the property’s tenants were Lululemon, a manufacturer of technical athletic apparel; Nike, an athletic footwear and apparel company that recently signed a ten-year lease for approximately 5,400 square feet; Theory, a high-fashion clothier that also recently signed a ten-year lease for approximately 2,600 square feet; Allen Edmonds, a men’s shoe store; and Ann Taylor, a leading specialty retailer for women’s clothing.

103-107 Main Street, Westport, Connecticut

Our predecessor acquired fee title in 103-107 Main Street in 2006. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. 103-107 Main Street was built in 1900. The single-story structure comprises 4,330 rentable square feet of high-end retail space and restaurant space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways. As of June 30, 2013, the property’s tenants were Kate Spade (a division of Fifth & Pacific Companies, Inc.), a global accessories and clothing brand; Westport Pizzeria & Restaurant, a restaurant; and Francois du Pont Jewelers, a jewelry retailer.

We are contemplating performing work at 103-107 Main Street, which would include the potential consolidation of three inefficiently demised retail spaces into one or two retail spaces.

Metro Tower, Stamford, Connecticut

Our predecessor acquired fee title to the land on which Metro Tower will be located in 2001. The project will be built on an in-fill, 1.9 acre site bounded by Station Place and Henry Street. The site is currently improved with a temporary surface parking area, rental car agency parking areas and a related car wash facility, which are to be relocated. The site is directly adjacent to Metro Center and the Stamford Transportation Center. All required zoning approvals have been obtained to allow development of an approximately 380,000 rentable square foot office tower and garage.

Metro Tower will be a 17-story, multi-tenanted commercial office building that is expected to comprise approximately 380,000 rentable square feet on 13 floors of office space. Tenants will have access to a fully enclosed parking garage at the base of the building. Its immediate adjacency to mass transportation at the Stamford Transportation Center provides access to Metro North; Acela Express and other Amtrak train services, Connecticut transit buses with local and inter-county service to Westchester County, New York; and taxis. In-building services and amenities will likely include on-site building management; concierge; 24/7 security; multi-media conference center; fitness center; dining facility; sundry shop; and access to landscaped rooftop gardens and its garage.

Metro Tower is part of a transit-oriented, mixed use development project, Metro Green, which when fully built will include three residential buildings and a separate residential garage. Only the development office building and its garage, known as “Metro Tower,” will be acquired by our company in the formation transactions. The site and related plans and permit pertaining to residential developments will not be acquired by our company.

As of June 30, 2013, we had incurred costs of approximately $7.4 million relating to the Metro Tower development.

Depreciation

The following table sets forth for each property that comprised ten percent or more of our total consolidated assets as of December 31, 2012, or that had gross revenues that amounted to ten percent or more of our consolidated gross revenues for the 12 months ended December 31, 2012, and component thereof, upon which depreciation is taken, the (i) tax basis (determined for U.S. federal income tax purposes) upon completion of this offering and the formation transactions, (ii) depreciation rate, (iii) method and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

	Federal Tax Basis
Property	December 31, 2012	Rate	Method(1)	Life Claimed(2)
The Empire State Building	$291,113,613	Various	DDB/Straight-line	15-39 years
One Grand Central Place	$91,179,391	Various	DDB/Straight-line	15-39 years

(1)	Unless otherwise noted, depreciation method and life claimed for each property and component thereof is determined by reference to IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.
(2)	Buildings, building improvements and tenant improvements are depreciated over 39 years using the straight line method. Tenant improvements incurred in 2012 and 2011 are depreciated over 15 years using the straight line method after allowing for any applicable bonus depreciation.

Property Revenue and Operating Expenses

Our properties provide us with diversified sources of income. In addition to base rent, we receive tenant reimbursements for real estate taxes, insurance, common area maintenance, utilities or operating expense escalations. In addition, certain of our properties are entitled to business improvement district tax reimbursements that are not included in base rent. In order to provide a better understanding of how these reimbursements impact the comparability of the leases in place at the properties in our portfolio, the table below (amounts in thousands) includes information for the twelve months ended June 30, 2013 regarding base rent, reimbursement income, other property income and property operating expenses associated with each of the properties in our portfolio. Operating expenses include property management fees paid to third parties as well as property management and supervisory fees paid to our predecessor.

Property	Base Rent(1)	Expense Reimbursements(2)	Other Income(3)		Total Income	Total Operating Expenses(4)
The Empire State Building	$100,821	$22,460	$79,308	(5)(6)	$202,589	$95,660
One Grand Central Place	48,557	8,006	631	(6)	57,194	33,398
First Stamford Place	26,289	4,368	2,003	(6)(7)	32,660	14,244
250 West 57th Street	21,473	4,352	125		25,950	16,277
1359 Broadway	16,631	3,214	1,136	(6)	20,981	8,621
1350 Broadway	17,941	2,273	251		20,465	9,495
1333 Broadway	12,808	1,074	288		14,170	5,752
501 Seventh Avenue	15,440	2,970	379		18,789	8,482
Metro Center	12,658	3,588	856	(6)(7)	17,102	6,642
500 Mamaroneck Avenue	7,079	1,475	24		8,578	4,379
10 Bank Street	6,563	1,079	544	(7)	8,186	4,560
383 Main Avenue	5,665	1,461	8	(7)	7,134	3,812
10 Union Square	4,850	862	18		5,730	2,099
1010 Third Avenue and 77 West 55th Street(8)	5,245	593	—		5,838	2,146
1542 Third Avenue	2,768	556	—		3,324	1,218
69-97 Main Street	1,514	227	—		1,741	352
103-107 Main Street	408	66	4		478	138

Total	$306,710	$58,624	$85,575		$450,909	$217,275

(1)	Represents base rent for the 12 months ended June 30, 2013 (before abatements and free rent). Base rent excludes $33,235 related to straight line rental revenue and the net increase in rental revenue from the amortization of above- and below-market lease assets and liabilities. Total abatements and free rent were $22,255 for the 12 months ended June 30, 2013. Base rent is used by investors and our management team to evaluate trends in cash income generated by the properties and to compute the fair value of our properties.
(2)	Represents property expense reimbursements relating to the 12 months ended June 30, 2013.
(3)	Represents other property income for the 12 months ended June 30, 2013.
(4)	Represents total operating expenses for the 12 months ended June 30, 2013. Total operating expenses exclude the following items: observatory expenses (included in Other income, see footnote 5), acquired ground lease amortization, non-property related marketing, general, and administrative, construction expenses, and depreciation and amortization. These excluded amounts total $163,348. Total operating expenses (excluding these items) is used by investors and our management to evaluate, compare, and compute the fair value of our properties. The excluded items relate to corporate costs, other segment costs, and non-cash expenses which do not relate to the operations of our properties and therefore are not useful when analyzing the value of a particular property.
(5)	For Empire State Building, Other income includes $73,930 of net revenue from the operation of the Observatory and $1,006 from a real estate tax refund.
(6)	Other income includes lease cancellation income as follows: First Stamford Place ($2,000), 1359 Broadway ($1,015), One Grand Central Place ($3), and Empire State Building ($177).
(7)	Other income includes parking income as follows: Metro Center ($764), 10 Bank Street ($540), First Stamford Place ($25) and 383 Main Avenue ($2).
(8)	1010 Third Avenue and 77 West 55th Street have been treated as the same entity for accounting purposes.

Description of Option Properties

Our option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 84.0% leased as of June 30, 2013 (or 84.8% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 743,308 rentable square feet (inclusive of the retail space on the ground, first and lower floors), and 1400 Broadway, an office property in midtown Manhattan that was 83.4% leased as of June 30, 2013 (or 91.4% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 886,099 rentable square feet (inclusive of the retail space on the ground floor). Our management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with our portfolio composition and strategic direction. 112-122 West 34th Street and 1400 Broadway will not be contributed to us in the formation transactions due to the recently resolved litigation related to these properties, but we have entered into agreements granting us the option to acquire the interests in the option properties following the resolution of the recently resolved litigation brought by the applicable ground lessor. Regarding the litigation relating to 112-122 West 34th Street, in September 2011, the court granted summary judgment dismissing the ground lessor’s claims. The ground lessor appealed, and in May 2012, the Appellate Division, First Department, unanimously affirmed the judgment. The ground lessor thereafter filed motions for leave to appeal in the Appellate Division, which was denied, and then in the Court of Appeals, which was denied, so the ground lessor now has no further ability to appeal. Regarding the litigation relating to 1400 Broadway, in June 2012, the court granted summary judgment dismissing the ground lessor’s claims. The ground lessor appealed and the Appellate Division, First Department affirmed the court’s summary judgment. The ground lessor did not file a motion for leave to appeal the Appellate Division, First Department’s affirmation of the court’s summary judgment dismissing the ground lessor’s claims, so the ground lessor has no further ability to appeal. We do not intend to exercise the option for either of the interests in 112-122 West 34th Street or 1400 Broadway prior to closing of this offering. We may exercise the option to acquire the interests in either one of 112-122 West 34th Street or 1400 Broadway independently of each other. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless we and the owners of the properties, with the consent of the Helmsley estate, agree to a negotiated price and the investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. We have agreed that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on our behalf. One or more of our independent directors will lead the appraisal or negotiation process on our behalf and a majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. The Helmsley estate is estimated to receive 28.1% and 23.7% of the aggregate consideration for 112-122 West 34th Street and 1400 Broadway, respectively. The Malkin Group is estimated to receive 14.6% and 10.3% of the aggregate consideration for 112-122 West 34th Street and 1400 Broadway, respectively, if all of the options are exercised pursuant to override interests held by it. These estimated percentages are based on valuations of the option properties that were conducted by the independent valuer and are subject to change. Our option expires on the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment in relation to certain recently resolved litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of this offering.

Our predecessor’s affiliates’ interests in our option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of the 112-122 West 34th Street property), long-term leaseholds (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of 112-122 West 34th Street only) in the land and the improvements. Each of the Malkin Group and the Helmsley estate owns interests in the owners of these properties. Pursuant to management and/or service agreements with the owner of the long-term leasehold interest (in the case of 1400 Broadway) and the owner of the long-term sub-leasehold interest or sub-subleasehold interest, as applicable, in the case of 112-122 West 34th Street, we will be designated as the asset manager for the option properties and we will receive a management fee for services rendered under the agreements.

112-122 West 34th Street, one of the option properties, is in transition from a garment tenant profile. 112-122 West 34th Street is the recipient of BOMA 2012 Pinnacle Award for the Renovated Building of the Year. Its major tenants include the corporate headquarters of Aeropostale Inc. and Venator Group, Inc., Regus Plc, Kahn Lucas Lancaster, Inc., Carr Business Systems (a division of Xerox), a variety of fashion related firms and retail tenancy includes Foot Locker and Swatch. 112-122 West 34th Street recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency. 1400 Broadway, the other option property, is in transition from a garment tenant profile. Its major tenants include Kohl’s Corporation, Men’s Wearhouse, VeriFone Systems, Burlington Coat Factory, LLC, Hatch Mott Macdonald, Interpublic Group of Companies, Inc. and a variety of fashion related firms.

Presented below is an overview of the properties for which we entered into option agreements:

Property	Location	Type of Property	Rentable Square Feet(1)	Percentage Ownership Subject to Option Agreement
112-122 West 34th Street	Manhattan	Office/Retail	743,308	100%
1400 Broadway	Manhattan	Office/Retail	886,099	100%

Total:			1,629,407

(1)	Based on the Real Estate Board of New York measurement standards.

Excluded Properties and Businesses

Our portfolio represents all of our predecessor’s Manhattan and greater New York metropolitan area office and retail assets in which it holds a controlling interest. The Malkin Group, including Anthony E. Malkin, our Chairman, Chief Executive Officer and President, owns non-controlling interests in, and Anthony E. Malkin and Peter L. Malkin control the general partners or managers of, the entities that own interests in six multi-family properties, five net leased retail properties, one former post office property in Greenwich, Connecticut which has recently commenced conversion into a single tenant property following the recent receipt of zoning authorization for such conversion, and a development parcel that is zoned for residential use. The Malkin Group also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to us in the formation transactions. We refer to the non-controlling interests described above collectively as the excluded properties. In addition, the Malkin Group owns interests in six mezzanine and senior equity funds, two industrial funds, five residential property managers and a registered broker dealer, none of which will be contributed to us in the formation transactions, and which we refer to collectively as the excluded businesses. The Malkin Group owns certain non-real estate family investments that will not be contributed to us in the formation transactions. Other than the Greenwich retail property, we do not believe that the excluded properties or the excluded businesses are consistent with our portfolio geographic or property type composition, management or strategic direction. In addition, we will not acquire the name “Malkin Holdings LLC.” We have no plan to use this name for any purpose. Pursuant to management and/or service agreements with the owners of interests in those excluded properties and services agreements with the five residential property managers and the managers of certain other excluded businesses which historically were managed by affiliates of our predecessor, we will be designated as the manager of the excluded properties and will provide services to the owners of certain of the excluded properties and the five residential property managers and provide services and access to office space to the existing managers of the other excluded businesses (other than with respect to the registered broker dealer). As the manager or service provider, we will be paid a management or other fee with respect to those excluded properties and excluded businesses (other than with respect to the registered broker dealer) where our predecessor had previously received a management fee, we will receive a fee on the same terms as the fee paid to our predecessor, and where our predecessor had not previously received a management fee, we will be reimbursed for our costs in providing the management and other services to those excluded properties and businesses. Our management of the excluded properties and provision of services to the owners of certain of the excluded properties, five residential property managers and the existing managers of the other excluded businesses will represent a minimal portion of our overall business. There is no established time period in which we will manage such properties or provide services to such entities and Peter L. Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time. We are not precluded from acquiring all or certain interests in the excluded properties or businesses following this offering. If we were to attempt any such acquisition, we anticipate that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiation process on our behalf with respect to our potential acquisition of any of these excluded properties or businesses and the approval of a majority of our independent directors will be required to approve any such acquisition.

Leasing

We utilize leasing agents at certain of our properties. We are focused on maintaining a brand that tenants associate with a consistently high level of quality of services, installations, maintenance and amenities with long term financial stability. Through our commitment to brokers, we have developed long-term relationships that focus on negotiating attractive deals with high credit-quality tenants. We proactively manage and cultivate our industry relationships and make the most senior members of our management team available to our constituencies. We believe that our consistent, open dialogue with our tenants and brokers enables us to maximize our redevelopment and repositioning opportunities. Our focus on performance and perspective allows us to concentrate on the ongoing management of our portfolio, while seeking opportunities for growth in the future.

Property Management

We utilize property management agents at certain of our properties. We protect our investments by regularly monitoring our properties, performing routine preventive maintenance, and implementing capital improvement programs in connection with property redevelopment and life cycle replacement of equipment and systems. We proactively manage our properties and rent rolls to (i) aggregate smaller demised spaces to create large blocks of vacant space, to attract high credit-quality tenants at higher rental rates with lower landlord contributions towards tenant installation costs, and (ii) create efficient, modern, pre-built offices that can be rented through several lease cycles and attract better credit-quality tenants. We also aggressively manage common area expenses to make our properties as competitive as possible for new and existing tenants. In addition, we have made energy efficiency retrofitting and sustainability a portfolio-wide initiative driven by economic return. We pass on the cost savings achieved by such improvements to our tenants through lower utility costs and reduced operating expense escalations. We believe these improvements make our properties more desirable to a broader tenant base than the properties of our competitors.

Construction Management

Our construction management business is recognized as a leading general contracting and construction management business in the greater New York metropolitan area with in-depth experience in projects of varying type, complexity, budget and schedule. We follow a disciplined approach to every aspect of project management, from pre-construction planning, estimating and procurement, to project management and field supervision. We work with our client and their team of architects, engineers, and owner’s representatives to develop the right solutions for every project that we manage. We have built or renovated millions of square feet of commercial, medical, institutional, multi-family and retail space throughout thousands of completed projects. We are experienced in both ground-up construction and executing building renovation programs. We are also skilled in procuring sustainable building products and implementation of environmentally sensitive construction technologies. Our years of experience, combined with a helpful approach, provide solutions that keep our clients’ projects on schedule and on budget.

Regulation

General

The properties in our portfolio are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe each of the existing properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants, and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

Some of our properties are adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. In addition, some of our properties have previously been used by former owners or tenants for commercial or industrial activities, e.g., gas stations and dry cleaners, and a portion of the Metro Tower site is currently used for automobile parking and fuelling, that may release petroleum products or other hazardous or toxic substances at such properties or to surrounding properties. While certain properties contain or contained uses that could have or have impacted our properties, we are not aware of any liabilities related to environmental contamination that we believe will have a material adverse effect on our operations.

Soil contamination has been identified at 69-97 Main Street in Westport, Connecticut. The affected soils are more than four feet below the ground surface. An Environmental Land Use Restriction has been imposed on this site to ensure the soil is not exposed, excavated or disturbed such that it could create a risk of migration of pollutants or a potential hazard to human health or the environment. While the contamination is currently contained, the potential resale value of this property and the company’s ability to finance or refinance this property in the future may be adversely affected as a result of such contamination. In addition, pursuant to the Environmental Land Use Restriction, plans for the redevelopment of the property would be subject to the review of the Town of Westport, Connecticut among other conditions.

The property situated at 500 Mamaroneck Avenue in Harrison, New York was the subject of a voluntary remedial action work cleanup plan performed by the former owner following its conveyance of title to the present owners under an agreement with the New York State Department of Environmental Conservation, or NYDEC. As a condition to the issuance of a “no further action” letter, NYDEC required that certain restrictive and affirmative covenants be recorded against the subject property. In substantial part, these include prohibition against construction that would disturb the soil cap isolating certain contaminated subsurface soil, limiting the use of such property to commercial uses, implementing engineering controls to assure that improvements be kept in good condition, not using ground water at the site for potable purposes without treatment, implementing safety procedures for workers to follow excavating at the site to protect their health and safety and filing an annual certification that the controls implemented in accordance with the voluntary remedial action work cleanup plan remain in place. Furthermore, a substantial portion of the site that had been substantially unimproved prior to acquisition may not be further developed.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities in our leases with them. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. We are not presently aware of any instances of material non-compliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenants have all material permits and approvals necessary under current laws and regulations to operate our properties.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of releases of ACM into the environment. We are not presently aware of any material liabilities related to building conditions, including any instances of material non-compliance with asbestos requirements or any material liabilities related to asbestos.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Insurance

We carry comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance covering all of our Manhattan properties and our greater New York metropolitan area properties under a blanket policy. We carry additional all-risk property and business insurance, which includes terrorism insurance, on the Empire State Building through ESB Captive Insurance Company L.L.C., or ESB Captive Insurance, our wholly owned captive insurance company. ESB Captive Insurance covers terrorism insurance for $700 million in losses in excess of $800 million per occurrence suffered by the Empire State Building, providing us with aggregate terrorism coverage of $1.5 billion. ESB Captive Insurance fully reinsures the 15% coinsurance under the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIPRA) and the difference between the TRIPRA captive deductible and policy deductible of $25,000 for non-Nuclear, Biological, Chemical and Radiological exposures. As a result, we remain only liable for the 15% coinsurance under TRIPRA for Nuclear, Biological, Chemical and Radiological (NBCR) exposures, as well as a deductible equal to 20% of the prior year’s premium, which premium was approximately $365,000 in 2012. As long as we own ESB Captive Insurance, we are responsible for ESB Captive Insurance’s liquidity and capital resources, and ESB Captive Insurance’s accounts are part of our consolidated financial statements. If we experience a loss and our captive insurance company is required to pay under its insurance policy, we would ultimately record the loss to the extent of its required payment.

The policies described above cover certified terrorism losses as defined under the Terrorism Risk Insurance Act of 2002 (TRIA) and subsequent extensions. On December 26, 2007, the President of the United States signed into law TRIPRA, which extends TRIA through December 31, 2014. TRIA provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism. As a result, the certified terrorism coverage provided by ESB Captive Insurance is eligible for 85% coinsurance provided by the United States Treasury in excess of a statutorily calculated deductible. ESB Captive Insurance reinsures 100% of their 15% coinsurance for non-NBCR exposures. The 15% coinsurance on NBCR exposures is retained by ESB Captive Insurance.

Reinsurance contracts do not relieve ESB Captive Insurance from its primary obligations to its policyholders. Additionally, failure of the various reinsurers to honor their obligations could result in significant losses to ESB Captive Insurance. The reinsurance has been ceded to reinsurers approved by the State of Vermont. ESB Captive Insurance continually evaluates the reinsurers’ financial condition by considering published financial stability ratings of the reinsurers and other factors. There can be no assurance that reinsurance will continue to be available to ESB Captive Insurance to the same extent and at the same cost. ESB Captive Insurance may choose in the future to reevaluate the use of reinsurance to increase or decrease the amounts of risk it cedes.

In addition to insurance held through our captive insurance company described above, we carry terrorism insurance on all of our properties in an amount and with deductibles which we believe are commercially reasonable. See “Risk Factors—Risks Related to Our Properties and Our Business—Potential losses such as those from adverse weather conditions, natural disasters, terrorist events and title claims, may not be fully covered by our insurance policies, and such losses could materially and adversely affect us.”

Competition

The leasing of real estate is highly competitive in Manhattan and the greater New York metropolitan market in which we operate. We compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to ours in the same markets in which our properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, we face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. In addition, competition from observatory and/or broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from our observatory operations and/or broadcasting revenues. Adverse impacts on domestic travel and changes in foreign currency exchange rates may also decrease demand in the future, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our stockholders. If our competitors offer space at rental rates below current market rates, below the rental rates we currently charge our tenants, in better locations within our markets or in higher quality facilities, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire.

Employees

As of June 30, 2013, we had approximately 629 employees, 116 of whom were managers and professionals. There are currently collective bargaining agreements which cover the workforce that services all of our office properties.

Offices

Our principal executive offices are located at One Grand Central Place, 60 East 42nd Street, New York, New York 10165. In addition, we have six additional regional leasing and property management offices in Manhattan and the greater New York metropolitan area. Our current facilities are adequate for our present and future operations, although we may add regional offices or relocate our headquarters, depending upon our future operations.

Legal Proceedings

From time to time, we are party to various lawsuits, claims for negligence and other legal proceedings that arise in the ordinary course of our business. Except as set forth below, we are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

In March 2012, five putative class actions, or the Class Actions, were filed in New York State Supreme Court, New York County by investors in certain of the existing entities (on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012). The plaintiffs asserted claims against our predecessor’s management companies, Anthony E. Malkin, Peter L. Malkin, the Helmsley estate and us for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty. They alleged, among other things, that the terms of the consolidation and the process by which it was structured (including the valuation that was employed) are unfair to the investors in the existing entities, the consolidation provides excessive benefits to the supervisor and its affiliates and the then-draft prospectus/consent solicitation statement filed with the SEC failed to make adequate disclosure to permit a fully-informed decision about the proposed consolidation. The complaints sought money damages and injunctive relief preventing the consolidation. The Class Actions were consolidated and co-lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012. Furthermore, an underlying premise of the Class Actions, as noted in discussions among plaintiffs, counsel and defendants’ counsel, was that the consolidation had been structured in such a manner that would cause the public existing entity investors immediately to incur substantial tax liabilities.

The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions. The Stipulation of Settlement recites that the consolidation was approved by overwhelming consent of investors in the private existing entities. The Stipulation of Settlement states that counsel for the plaintiff class satisfied themselves that they have received adequate access to relevant information, including the independent valuer’s valuation process and methodology, that the disclosures in the registration statement on Form S-4, as amended, are appropriate, that the consolidation presents potential benefits, including the opportunity for liquidity and capital appreciation, that merit investors’ serious consideration and that each of the named class representatives intends to support the consolidation as modified. The Stipulation of Settlement further states that counsel for the plaintiff class are satisfied that the claims regarding tax implications, enhanced disclosures, appraisals and exchange values of the properties that would be consolidated into our company, and the interests of investors in the public existing entities and the private existing entities have been addressed adequately, and they have concluded that the settlement pursuant to the Stipulation of Settlement and opportunity to consider the proposed consolidation on the basis of revised consent solicitations are fair, reasonable, adequate and in the best interests of the plaintiff class.

The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs.

The terms of the settlement include, among other things (i) a payment of $55 million, with a minimum of 80% in cash and maximum of 20% in freely-tradable shares of common stock and/or freely-tradable operating partnership units to be distributed, after reimbursement of plaintiffs’ counsel’s court-approved expenses and payment of plaintiffs’ counsel’s court-approved attorneys’ fees (which are included within the $55 million payment) and, in the case of shares of common stock and/or operating partnership units, after the termination of specified lock-up periods, to investors in the public existing entities and the private existing entities pursuant to a plan of allocation to be prepared by counsel for plaintiffs; (ii) defendants’ agreement that (a) this offering will be on the basis of a firm commitment underwriting; (b) if, during the solicitation period of the public existing entities, any of the three public existing entities’ percentage of total exchange value is lower than what is stated in the final prospectus/consent solicitation statement by 10% or more, such decrease will be promptly disclosed by defendants to investors in the public existing entities; and (c) unless total gross proceeds of $600,000,000 are raised in this offering, the defendants will not proceed with the consolidation without further approval of the public existing entities, and (iii) the defendants’ agreement to make additional disclosures in the prospectus/consent solicitation statement regarding certain matters (which were included therein). Investors in the public existing entities and private existing entities will not be required to bear any portion of the settlement payment. The payment in settlement of the Class Actions will be made by the Helmsley estate and affiliates of the supervisor (provided that none of the supervisor’s affiliates that would become our direct or indirect subsidiary in the consolidation will have any liability for such payment) and certain investors in the private existing entities who agree to contribute. We will not bear any of the settlement payment.

The settlement further provides for the certification of a class of investors in the three public existing entities and all of the private existing entities, other than defendants and other related persons and entities, and a release of any claims of the members of the class against the defendants and related persons and entities, as well as underwriters and other advisors. The release in the settlement excludes certain claims, including but not limited to, claims arising from or related to any supplement to the registration statement on Form S-4 that is declared effective to which the plaintiffs’ counsel objects in writing, which objection will not be unreasonably made or delayed, so long as plaintiffs’ counsel has had adequate opportunity to review such supplement. The settlement was subject to court approval. It is not effective until such court approval is final, including the resolution of any appeal. Defendants continue to deny any wrongdoing or liability in connection with the allegations in the Class Actions.

On January 18, 2013, the parties jointly moved for preliminary approval of the settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing. On January 28, 2013, six of the investors in Empire State Building Associates L.L.C., one of the existing entities, filed an objection to preliminary approval, and cross-moved to intervene in the action and for permission to file a separate complaint on behalf of the investors in Empire State Building Associates L.L.C. On February 21, 2013, the court denied the cross motion of such objecting investors, and the court denied permission for such objecting investors to file a separate complaint as part of the Class Actions, but permitted them to file a brief solely to support their allegation that the buyout would deprive non-consenting investors in Empire State Building Associates L.L.C. of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting investors’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in the supervisor’s favor, holding that such buyout provisions are legally binding and enforceable and that investors do not have the rights they claimed under the New York Limited Liability Company Law.

On May 2, 2013, the court held a hearing regarding final approval of the Class Actions settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are investors in all of the public existing entities and private existing entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or this offering. The settlement will not become final until resolution of any appeal.

Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15.0 million in fees and $295,895 in expenses, which the court reduced to $11.59 million in fees and $265,282 in expenses (which are included within the $55 million settlement payment).

The investors who challenged the buyout provision filed a notice of appeal of the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, the supervisor filed its brief in opposition to the motion for the stay. On June 18, 2013, the appellate court denied the motion for the stay. On July 16, 2013, these investors filed their brief and other supporting papers on their appeal of the April 30, 2013 decision, which are required to perfect the appeal.

In addition, on June 20, 2013, these same investors filed additional notices of appeal from the trial court’s rulings in the Class Actions. These notices of appeal related to (i) the order entered February 22, 2013 granting preliminary approval of the Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf of Empire State Building Associates L.L.C. investors; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Class Action settlement; (v) the Final Judgment and Order entered May 17, 2013; (vi) the order entered May 17, 2013 approving the Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs.

Any decision on the appeal on the New York Limited Liability Law issue could take many months. We cannot predict the timing or outcome of an appeal process or any related relief, if such appeal were successful. If the court’s decision were reversed by the appellate court, there is a risk that it could have a material adverse effect on us, which could take the form of monetary damages or other equitable relief, and the court could order some or all of the relief that the objecting investors have requested, as described above. Although there can be no assurance, we believe that the trial court’s decision was correct, that it will be upheld on appeal.

As noted, class members who objected to the Class Action settlement filed notices of appeal from the court’s decision to approve the Stipulation of Settlement. As a result, we may incur costs associated with defending any such appeal or paying any judgment if we lose. We cannot predict the timing or outcome of an appeal. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on us, including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, we believe that the trial court’s decision was correct, and that it will be upheld on appeal.

MANAGEMENT

Our Directors, Director Nominees and Senior Management Team

Currently, we have one director, Anthony E. Malkin. Upon completion of this offering and the formation transactions, our board of directors will consist of seven members, including the independent director nominees named below who will become directors upon completion of this offering. Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Of the seven directors, we expect that our board of directors will determine that each of them other than Anthony E. Malkin will be considered independent in accordance with the requirements of the NYSE. The first annual meeting of our stockholders after this offering will be held in 2013. Our charter and bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, unless our charter and bylaws are amended, the number of directors may never be less than the minimum number required by the MGCL nor more than 15. Our Chairman Emeritus may attend meetings but will not have voting status. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning the individuals who will be our executive officers, directors, director nominees and our Chairman Emeritus upon the completion of this offering:

Name	Age	Position
Anthony E. Malkin**	51	Chairman of our Board of Directors, Chief Executive Officer and President
Peter L. Malkin	79	Chairman Emeritus
William H. Berkman	48	Director Nominee*
Alice M. Connell	67	Director Nominee*
Thomas J. DeRosa	55	Director Nominee*
Steven J. Gilbert	66	Director Nominee*
S. Michael Giliberto	63	Director Nominee*
Lawrence E. Golub	53	Director Nominee*
David A. Karp**	53	Executive Vice President, Chief Financial Officer and Treasurer
Thomas P. Durels**	52	Executive Vice President and Chief of Property Operations and Leasing
Thomas N. Keltner, Jr.**	67	Executive Vice President, General Counsel and Secretary

*	We expect our board of directors to determine that this director is independent for purposes of the NYSE corporate governance listing standards.
**	Denotes our expected named executive officers.

The following sets forth biographical information concerning the individuals who will be our executive officers, directors, director nominees and certain other senior officers upon the completion of this offering.

Anthony E. Malkin is our Chairman, Chief Executive Officer and President. As Chief Executive Officer and President, Mr. Malkin oversees all acquisitions, capital markets activities, leasing and corporate strategy. In 1989, Mr. Malkin joined Malkin Holdings LLC. He is now president of this firm and of its affiliates, including W&H Properties. Altogether, these firms comprise the real estate acquisition, management, construction and marketing arm of the Malkin family, which has been active in real estate for four generations. Mr. Malkin’s grandfather, Lawrence A. Wien, started the family in the real estate business in 1929 and in 1934 created the concept of real estate syndication. Mr. Malkin works with his father and our Chairman Emeritus Peter L. Malkin and may be deemed to be our promoter. Prior to joining our predecessor, Mr. Malkin worked for Chemical Venture Partners, L.P. (now CCMP Capital Advisors, LLC), a then-recently formed venture capital and leveraged buyout affiliate of Chemical Financial Corporation, and then on his own providing mergers and acquisitions services and private equity consulting. Through his real estate business, Mr. Malkin has been a leader in existing building energy efficiency retrofits through coordinating the team of Clinton Climate Initiative, Johnson Controls, Jones Lang LaSalle, and Rocky Mountain Institute in a groundbreaking project at the Empire State Building (www.esbnyc.com). Mr. Malkin also leads the Malkin family office in additional investments in the United States and internationally. Mr. Malkin guest lectures on real estate at the McIntire School of Commerce at the University of Virginia. Mr. Malkin is a member of the Urban Land Institute, the Real Estate

Roundtable and Chair of its Sustainability Policy Advisory Committee, and the Board of Governors of the Real Estate Board of New York, a Senior Advisor to RRE Ventures, member of the Committee Encouraging Corporate Philanthropy, member of the Advisory Board of MissionPoint Capital Partners, member of the Advisory Council of the National Resource Defense Council’s Center for Market Innovation and member of the Advisory Council of the Harvard Stem Cell Institute. Mr. Malkin received a bachelor’s degree cum laude from Harvard College. Mr. Malkin was selected to serve as the Chairman of our Board of Directors based on his real estate experience, his network of industry relationships and his comprehensive knowledge of our business as the president of our predecessor.

Peter L. Malkin is our Chairman Emeritus. Peter L. Malkin joined his father-in-law and our co-founder, Lawrence A. Wien, as a principal of our predecessor in 1958, and was responsible for the syndication of property acquisition transactions completed by our predecessor. Peter L. Malkin is the founding chairman and currently a director of the Grand Central Partnership, a director of The 34th Street Partnership and a director of The Fashion Center Business Improvement District, each of which is a not-for-profit organization that provides supplemental public safety, sanitation and capital improvement services to a designated area in midtown Manhattan. Peter L. Malkin is also a member of the Executive Committee of the Board of Directors of Lincoln Center for the Performing Arts, (the longest serving board member of that institution), Chairman of the Dean’s Council of the John F. Kennedy School of Government at Harvard University, Co-Chair Emeritus of The Real Estate Council of the Metropolitan Museum of New York, founder and Honorary Co-Chair of the Committee Encouraging Corporate Philanthropy, a Director Emeritus of U.S. Trust Corporation, a member of the Advisory Committee of the Greenwich Japanese School, a partner in the New York City Partnership and Chamber of Commerce and a director of the Realty Foundation of New York. Peter L. Malkin received a bachelor’s degree summa cum laude, Phi Beta Kappa, from Harvard College and a law degree magna cum laude from Harvard Law School.

William H. Berkman will serve as a member of our board of directors upon completion of this offering. Mr. Berkman is currently the Managing Partner of Associated Partners, L.P. and Liberty Associated Partners, L.P., both of which are private investment funds with controlling interests in wireless communications infrastructure companies AP Wireless Infrastructure Services, LLC, PEG Bandwidth, LLC and AP Towers, LLC, and has served in these capacities since 2007 and 2001, respectively. Mr. Berkman also serves on the Board of Directors of Associated Partners GP Limited, the general partner of Associated Partners, L.P. He served as the Chairman of the Board of Directors of CURRENT Group, LLC, a commercial fully-integrated broadband over power line (BPL) communications solutions provider, until 2011. Mr. Berkman held various executive positions at Associated Group, Inc., a public company that owned and operated various communications businesses, from 1994 to 2000, until it was sold. Formerly, Mr. Berkman was the co-founder of Teligent, Inc., a wireless broadband company, of which he was a Director until 2000. Mr. Berkman also co-founded Mobilcom, S.A. de C.V., a Mexican wireless operator subsequently sold to Nextel. Mr. Berkman has served on a variety of public company boards, including the Board of Directors of IAC/InterActive Corp. (NASDAQ: IACI), an internet company, for which he served as a director from 2006 until 2008. In addition, Mr. Berkman holds patents for a variety of communications systems and components. Mr. Berkman received a bachelor’s degree from Harvard College. Mr. Berkman was selected to serve as a member of our board of directors because of his experience as an investor and as a director of publicly traded companies.

Alice M. Connell will serve as a member of our board of directors upon completion of this offering. Ms. Connell is currently Managing Principal for Bay Hollow Associates, LLC, a commercial real estate consulting firm founded in late 2009, whose services are primarily targeted to both institutional investors and private owners. Prior to co-founding Bay Hollow, Ms. Connell was the President and Chief Executive Officer of AM Connell Associates LLC, a commercial real estate advisory firm established in 2007. She held a series of senior positions with TIAA-CREF from 1970 to December 2006, most recently as Managing Director, Head of Portfolio Strategy and Management for both the Commercial Mortgage and Private Equity Real Estate Fund portfolios. Since 2009, Ms. Connell has served as a member of the board of directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI), a commercial real estate finance company. Ms. Connell was elected Trustee of the Urban Land Institute (ULI) three times, most recently in May 2009, and serves as a member of its Audit Committee and its Urban Development-Mixed Use Council. Ms. Connell is also the Founder and former

Chair of ULI New York’s District Council, and she is currently a board member or member of the advisory committee of several real estate industry organizations, including the Real Estate Advisory Committee of the New York Common Retirement Fund since June 2007, the Investment Committee of QS REP since 2009, the Advisory Committees of both Parmenter Realty Partners and Park Madison Partners since 2009 and 2008, respectively, and CBRE Global Investors’ Americas Investment Committee, as an independent member, since 2013. In November 2009, Ms. Connell joined the board of directors of RREEF America III as an independent director. From 2004 to 2007, she was a member of the Executive Committee of the Zell-Lurie Real Estate Center of the Wharton School at the University of Pennsylvania. In 2003, she was honored by Women Executives in Real Estate (WX) as their Real Estate Woman of the Year; she also served on WX’s board of directors from 2004 to 2006. Ms. Connell received a bachelor’s degree magna cum laude from St. Bonaventure University and a master’s degree from New York University. Ms. Connell was selected to serve as a member of our board of directors because of her experience with, and strong record of success investing in, real estate-related assets.

Steven J. Gilbert will serve as a member of our board of directors upon completion of this offering. Mr. Gilbert has over 40 years of experience in private equity investing, investment banking and law, and he has invested in and managed numerous companies during his career. Mr. Gilbert has served as Chairman of the Board of Directors of Gilbert Global Equity Partners, L.P., a private equity fund since 1998, as Vice Chairman of the Executive Board of MidOcean Capital Partners, L.P., a private equity firm since 2005, as Co-Chairman of Birch Grove Capital, a credit hedge fund since 2013, as Chairman of Galvanized Brands, Inc., a content consulting provider to the magazine and book publishing industry since 2013 and as a Director of Waterpik, Inc., a manufacturer of personal and oral healthcare products since 2013. Mr. Gilbert also has served as a Director of MBIA, Inc. (NYSE: MBI), a provider of financial guarantee insurance, fixed-income asset management and other specialized financial services since 2011 and as the Lead Independent Director of TRI Pointe Homes, Inc. (NYSE: TPH), a single family home builder since 2013. He was previously Vice Chairman of Stone Tower Capital, a leading independent investment manager, from 2010 to 2012 and Chairman and Senior Managing Director of SUN Group (USA), an investment firm, from 2007 to 2009. Within the past five years, Mr. Gilbert has served as Chairman of the Board of Directors of DURA Automotive Systems, Inc., an independent designer and manufacturer of driver control systems, CPM Holdings, Inc. (HKG: 0906), a manufacturer of process equipment used for oilseed and animal feed production, and True Temper Sports, Inc., a manufacturer of golf shafts and precision sports equipment, and as Director of Olympus Re, a reinsurance company, as well as several privately held companies. Mr. Gilbert is a member of the Writer’s Guild of America (East) and the Council on Foreign Relations, a Trustee of the New York University Langone Medical Center, and a Director of the Lauder Institute at the University of Pennsylvania. Mr. Gilbert received a bachelor’s degree in economics from the Wharton School at the University of Pennsylvania, a law degree from the Harvard Law School, and an M.B.A. from Harvard Business School. Mr. Gilbert was selected to serve as a member of our board of directors based on his extensive experience leading companies in the financial services industry and serving as a director of publicly traded companies.

S. Michael Giliberto will serve as a member of our board of directors upon completion of this offering. Mr. Giliberto currently consults with investment management firms and has produced the Giliberto-Levy Commercial Mortgage Performance Index, an index that measures the investment performance of institutional-grade commercial mortgage whole loans, since 1993. He previously served as Director of Portfolio Strategy and Senior Portfolio Manager at J.P. Morgan Asset Management from 2002 to 2010, and before that, he served as the head of Real Estate Research at J.P. Morgan Investment Management from 1996 to 2002. Prior to joining J.P. Morgan, Mr. Giliberto worked at Lehman Brothers, Inc. in the Fixed-Income Research department from 1993 to 1996 and at Salomon Brothers Inc. in the Real Estate Research department from 1989 to 1992. Before his career in the financial services industry, Mr. Giliberto was a professor in the Real Estate and Urban Land Economics Department at Southern Methodist University in Dallas, Texas. Mr. Giliberto has authored multiple publications about real estate investment, performance, asset allocation and capital markets, and he has been an Adjunct Professor at Columbia University’s Graduate School of Business since 2008. In the past, he has served on the Real Estate Information Standards Board, and he was a Director of the Pension Real Estate Association, where he served as Treasurer and Chairman and was awarded the 1996 Graaskamp Award for research excellence. Mr. Giliberto received a bachelor’s degree from Harvard College, a masters degree in business economics from the University of Hartford, a Ph.D in finance from the University of Washington, and holds the Counselor of Real Estate designation and is a Fellow of the Royal Institution of Chartered Surveyors. Mr. Giliberto was selected to serve as a member of our board of directors based on his extensive experience in real estate investment and finance.

Lawrence E. Golub will serve as a member of our board of directors upon completion of this offering. Mr. Golub is currently Chief Executive Officer of Golub Capital, a credit asset manager that he founded in 1994, where he serves on the investment committee for each of the firm’s credit strategies and is responsible for the overall management of the firm. Mr. Golub also serves as Chairman of the Board of Directors of Golub Capital BDC, Inc. (NASDAQ: GBDC), a business development company that makes debt and minority equity investments in middle-market companies, and has served in this capacity since 2009. Mr. Golub previously spent ten years as a principal investor and investment banker, including as a Managing Director of the Risk Merchant Bank at Bankers Trust Company and as a Managing Director of Wasserstein Perella Co., Inc., where he established that firm’s capital markets group and debt restructuring practice. Prior to those positions, he served as an officer of Allen & Company Incorporated, where he engaged in principal investing, mergers and acquisitions advisory engagements and corporate finance transactions. Mr. Golub, a former White House Fellow, is active in charitable and civic organizations. He is one of three private members of the Financial Control Board of the State of New York, treasurer of the White House Fellows Foundation, President of the Harvard University J.D./M.B.A. Alumni Association and was a member of the Harvard University Committee on Science and Engineering. He served for over 15 years as a trustee of Montefiore Medical Center, the university hospital of the Albert Einstein Medical School. He was also chairman of Mosholu Preservation Corporation, a developer and manager of low income housing in the Bronx. Mr. Golub received a bachelor’s degree from Harvard College, an M.B.A. from Harvard Business School, where he was selected as a Baker Scholar, and a law degree from Harvard Law School, where he served as an editor of the Harvard Law Review. Mr. Golub was selected to serve as a member of our board of directors based on his experience in the financial services industry and as a director of a publicly traded company.

Thomas J. DeRosa will serve as a member of our board of directors upon completion of this offering. Mr. DeRosa is currently a private investor based in Aspen, Colorado. Previously, he served as the Vice Chairman and Chief Financial Officer of the Rouse Company, a leading owner, operator and developer of commercial real estate and master planned residential communities, from September 2002 until November 2004 when it was merged with General Growth Properties, Inc. (NYSE: GGP). Prior to joining the Rouse Company, Mr. DeRosa spent over 20 years in investment banking. From 1992 to September 2002, Mr. DeRosa held various positions at Deutsche Bank AG (NYSE: DB), including Global Co-Head of the Health Care Investment Banking Group, and at Alex Brown & Sons, including Managing Director of the Real Estate Investment Banking Group. Since 2005, Mr. DeRosa has served as a member of the board of directors of Health Care REIT, Inc. (NYSE: HCN), a real estate investment trust that invests in senior living and health care real estate, and of CBL & Associates Properties, Inc. (NYSE: CBL), a real estate investment trust that invests in mall properties, since 2010. Mr. DeRosa also served as a member of the board of directors of Dover Corporation (NYSE: DOV), a manufacturer and service provider for a broad range of specialized products and components, from 2007 to 2010. Mr. DeRosa is also a member of the Board of Directors of Georgetown University and Value Retail PLC, a U.K.-based owner, operator and developer of luxury outlet shopping villages in Europe. Mr. DeRosa received a bachelor’s degree from Georgetown University and an M.B.A. from Columbia University. Mr. DeRosa was selected to serve as a member of our board of directors because of his extensive experience as a director of public NYSE listed companies, including real estate investment trusts.

David A. Karp is our Executive Vice President and Chief Financial Officer and Treasurer. Mr. Karp joined our predecessor in November 2011 and is responsible for our activities relating to finance, capital markets, investor relations and administration. Prior to joining our predecessor, from February 2006 to February 2011, Mr. Karp served as Managing Director and Chief Financial Officer, and from February 2009 to February 2011, he served as Chief Operating Officer of Forum Partners Investment Management, a global real estate private equity firm, where he was responsible for both firm-level and fund-level financial management and strategy, including risk management, treasury, foreign exchange and interest rate hedging, budgeting and debt financing. From January 1996 to August 2005, Mr. Karp served as President, Chief Operating Officer and Chief Financial Officer of Falcon Financial Investment Trust (NASDAQ: FLCN), a publicly-traded real estate investment trust and its predecessor. Mr. Karp received a bachelor’s degree summa cum laude in Economics, Phi Beta Kappa, from the University of California, Berkeley and an M.B.A. in Finance and Real Estate from the Wharton School at the University of Pennsylvania.

Thomas P. Durels is our Executive Vice President and Chief of Property Operations and Leasing. Mr. Durels joined our predecessor in 1990 and is responsible for our real estate activities, including property redevelopment, repositioning, leasing, management and construction. Mr. Durels also supervises our acquisition staff and oversees the development of Metro Tower. Prior to joining our predecessor, from February 1984 to April 1990, he served as Assistant Vice President- Engineering and Construction at Helmsley Spear, Inc., where Mr. Durels was responsible for construction and engineering of office, hotel, residential and retail properties, and he was also a licensed real estate salesperson, specializing in the sale of investment properties. Mr. Durels is a member of the Real Estate Board of New York, the Urban Land Institute and the Young Men’s and Women’s Real Estate Association, for which he served as Treasurer in 2003. Mr. Durels received a bachelor’s degree in Mechanical Engineering from Lehigh University.

Thomas N. Keltner, Jr. is our Executive Vice President, General Counsel and Secretary. Mr. Keltner joined our predecessor in 1978 and became its general counsel in 1997, and is responsible for leading a legal staff that provides and coordinates legal services in our predecessor’s transaction, compliance, and litigation matters. Mr. Keltner has served as a chair and/or member of bar association committees on both real estate and business entities, and he is a member of the Real Estate Board of New York and the New York Advisory Board of the Stewart Title Insurance Company. From 1974 to 1975, he served as law clerk to Judge Alfred P. Murrah, U.S. Court of Appeals (10th Circuit). Mr. Keltner received a bachelor’s degree cum laude from Harvard College and a law degree as a Stone Scholar from Columbia Law School.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•

of the seven persons who will serve on our board of directors immediately after the completion of this offering and the formation transactions, we expect that our board of directors will determine that six, or approximately 85%, of our directors are independent for purposes of the NYSE’s corporate governance listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the Securities and Exchange Commission, or the SEC;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

•	we do not have a stockholder rights plan.

Our business is managed by our senior management team, subject to the supervision and oversight of our board of directors, which has established investment policies described under “Policies with Respect to Certain Activities—Investment Policies” for our senior management team to follow in its day-to-day management of our business. Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Our Board’s Leadership Structure

Our board of directors understands there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the appropriate leadership may vary as circumstances warrant. Our board of directors currently believes it is in our company’s best interests to have Anthony E. Malkin serve as Chairman of our Board of Directors, Chief Executive Officer and President. Our board of directors believes combining these roles promotes effective leadership and provides the clear focus needed to execute our business strategies and objectives.

Our board of directors intends to appoint Steven J. Gilbert as the lead independent director upon completion of this offering. The lead independent director’s duties will include chairing executive sessions of the independent directors, facilitating communications and resolving conflicts between the independent directors, other members of our board of directors and the management of our company, and consulting with and providing counsel to our chief executive officer as needed or requested. It is expected that the lead independent director will be rotated among our independent directors every two years.

Our Board’s Role in Risk Oversight

Our board of directors will play an active role in overseeing management of our risks. Upon completion of this offering, the committees of our board of directors will assist our full board in risk oversight by addressing specific matters within the purview of each committee. Our audit committee will focus on oversight of financial risks relating to us; our compensation committee will focus primarily on risks relating to executive compensation plans and arrangements; and our nominating and corporate governance committee will focus on reputational and corporate governance risks relating to our company including the independence of our board of directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe the leadership structure of our board of directors supports effective risk management and oversight.

Board Committees

Upon completion of this offering, our board of directors will form an audit committee, a compensation committee, a nominating and corporate governance committee and an investment committee and will adopt charters for each of these committees. Each of these committees will be composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code.

Audit Committee

The audit committee will be comprised of Alice M. Connell, Thomas J. DeRosa and S. Michael Giliberto, each of whom will be an independent director and “financially literate” under the rules of the NYSE. Thomas J. DeRosa will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the applicable SEC regulations.

The audit committee assists our board of directors in overseeing:

•	our financial reporting, auditing and internal control activities, including the integrity of our financial statements;

•	our compliance with legal and regulatory requirements and ethical behavior;

•	the independent auditor’s qualifications and independence;

•	the performance of our internal audit function and independent auditor; and

•	the preparation of audit committee reports.

The audit committee is also responsible for engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

The compensation committee will be comprised of William H. Berkman and Steven J. Gilbert, each of whom will be an independent director. William H. Berkman will chair our compensation committee.

The principal functions of the compensation committee will be to:

•

review and approve on an annual basis the corporate goals and objectives relevant to the compensation paid by us to our president and chief executive officer and the other members of our senior management team, evaluate our president and chief executive officer’s performance and the other members of our senior management team’s performance in light of such goals and objectives and, either as a committee or together with our independent directors (as directed by the board of directors), determine and approve the remuneration of our chief executive officer and the other members of our senior management team based on such evaluation;

•	oversee any equity-based remuneration plans and programs;

•	assist the board of directors and the chairman in overseeing the development of executive succession plans;

•	determine from time to time the remuneration for our non-executive directors; and

•	prepare compensation committee reports.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised of William H. Berkman, Steven J. Gilbert and Lawrence E. Golub, each of whom will be an independent director. Lawrence E. Golub will chair our nominating and corporate governance committee.

The nominating and corporate governance committee will be responsible for:

•	providing counsel to the board of directors with respect to the organization, function and composition of the board of directors and its committees;

•	overseeing the self-evaluation of our board of directors as a whole and of the individual directors and the board’s evaluation of management and report thereon to the board;

•	periodically reviewing and, if appropriate, recommending to the board of directors changes to, our corporate governance policies and procedures;

•	identifying and recommending to our board of directors potential director candidates for nomination; and

•	recommending to the full board of directors the appointment of each of our executive officers.

Investment Committee

The investment committee will be comprised of Alice M. Connell, Thomas J. DeRosa and S. Michael Giliberto, each of whom will be an independent director. S. Michael Giliberto will chair our investment committee.

The principal functions of the investment committee will be to:

•	periodically review our investment strategy; and

•	evaluate our proposed investments and dispositions.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our directors and officers. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

Director Compensation

In order to align the interests of our independent directors and stockholders, we will award each independent director a one-time grant of $150,000 in LTIP units and/or restricted shares of our Class A common stock (at such director’s election) under our equity incentive plan, effective upon completion of this offering, which will vest pro rata on an annual basis over a period of three years, subject to acceleration in the event an independent director has a termination of service on account of death, “disability” or in the event of a “change in control” and subsequent termination of service thereafter (each of the foregoing terms as defined in our equity incentive plan). Each independent director will also receive an annual base retainer for his or her services of $150,000. The annual base retainer will be paid 40% in cash and 60% in LTIP units and/or restricted shares of our Class A common stock (at such director’s election) under our equity incentive plan, which will vest pro rata on an annual basis over a period of three years, provided that, each independent director may elect to receive up to 100% of the annual base retainer in the form of LTIP units and/or restricted shares of our Class A common stock under our equity incentive plan. The independent director who is appointed as the lead independent director will receive an additional annual cash retainer of $22,500. The chair of the audit committee, compensation committee and nominating and corporate governance committee of our board of directors will receive an additional annual cash retainer of $15,000, $12,500 and $10,000, respectively. In addition, each independent director who serves on the audit, compensation and nominating and corporate governance committee of our board of directors, other than in the capacity of chair, will receive an additional annual cash retainer of $5,000 per committee, up to a maximum of $10,000 per annum. Independent directors and committee members will generally not be eligible to receive fees for attending meetings of our board of directors or meetings of committees of our board of directors. However, to the extent that our board of directors or a particular committee of our board of directors meets in excess of eight times per annum, the independent directors or committee members, as applicable, will receive a fee of $1,500 for attending each meeting of our board of directors or meeting of the committee of our board of directors in excess of such threshold. We will also reimburse each of our independent directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings. We have not made any payments to any of our independent director nominees to date. A member of our board of directors who is also an employee or affiliate of our company is referred to as an executive director. Executive directors will not receive compensation for serving on our board of directors.

We intend to adopt stock ownership guidelines for our independent directors. Pursuant to the guidelines, our independent directors will be required to hold a number of shares of our Class A common stock (including LTIP units) having a market value equal to or greater than five times the portion of the annual base retainer which is eligible to be paid in cash. Each independent director will have five years from the later of the date of the completion of this offering and the date of such director’s election to our board of directors to attain compliance with the stock ownership requirements.

Executive Compensation

Compensation Discussion and Analysis

We believe the primary goal of executive compensation is to attract and retain the best executive talent in a way that allows us to align the interests of our senior management team with those of our stockholders. Our board of directors has not yet formed our compensation committee. Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our senior management team. We anticipate the compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, share appreciation, the company’s competitive position within its segment of the real estate industry and each member of our senior management team’s long-term career contributions to the company. We expect compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards, and long-term cash and equity incentives measured by objective and individual performance targets to be established by the compensation committee. In addition, our compensation committee may determine to make awards to new executive officers in order to attract talented professionals to serve us. We will pay base salaries and annual bonuses to our executive officers and expect to make grants of awards under our equity incentive plan to certain members of our senior management team (other than Anthony E. Malkin), effective upon completion of this offering. These awards under our equity incentive plan will be granted to recognize such individuals’ efforts on our behalf in connection with our formation and this offering and to provide a retention element to their compensation.

We have retained FPL Associates LP, a compensation consulting firm, to provide advice regarding the executive compensation program for our senior management team following the completion of this offering. FPL Associates LP has not performed and does not currently provide any other services to management, our company or our predecessor. We have requested that FPL Associates LP provide analysis and recommendations regarding base salaries, annual bonuses and long-term incentive compensation for our executive management team, and a director compensation program for non-employee members of our board of directors.

Compensation of Named Executive Officers

Because we were only recently organized, meaningful individual compensation information is not available for prior periods. The following table sets forth the annualized base salary and other compensation that would have been paid in 2013 to our chief executive officer, our chief financial officer and the two other most highly compensated members of our senior management team, whom we refer to collectively as our “named executive officers,” assuming they were executive officers for all of 2013. Other than with respect to the annual base salary and target cash bonus of Mr. Karp, which we negotiated with him after receiving advice from FPL Associates LP, our compensation consultant, the anticipated 2013 compensation for each of our named executive officers listed in the table below was determined by us based on a review of publicly disclosed compensation packages of executives of other public real estate companies and other information provided to us by FPL Associates LP. While the table below accurately reflects our current expectations with respect to 2013 named executive officer compensation, actual 2013 compensation for these officers may be increased or decreased, including through the use of compensation components not currently contemplated or described herein. We expect to disclose actual 2013 compensation for our named executive officers in 2014, to the extent required by applicable SEC disclosure rules.

Summary Compensation Table

Name and Principal Position	Salary ($)(1)	Target Bonus ($)(2)	Stock Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)(5)
Anthony E. Malkin	500,000	—	—	—	500,000
Chairman of the Board, Chief Executive Officer and President
David A. Karp	450,000	—	—	—	450,000
Chief Financial Officer, Executive Vice President and Treasurer
Thomas P. Durels	450,000	—	—	—	450,000
Executive Vice President and Chief of Property Operations and Leasing
Thomas N. Keltner, Jr	450,000	—	—	—	450,000
Executive Vice President, General Counsel and Secretary

(1)	Salary amounts are annualized for the year ending December 31, 2013 based on the expected base salary levels to be effective upon the consummation of this offering.
(2)	Any cash bonus awards and stock awards will be determined in the sole discretion of our compensation committee based upon such factors to be established by the compensation committee, including objective and individual performance targets. We anticipate that our compensation committee will initially establish performance targets for the 2014 fiscal year during 2014. We anticipate that the target bonus with respect to our named executive officers’ cash bonuses will be based on 200%, 78%, 78%, and 45% of Mr. Malkin’s, Mr. Karp’s, Mr. Durels’s and Mr. Keltner’s respective annual base salaries.
(3)	Stock awards have not yet been granted to our named executive officers but upon completion of this offering, we expect to grant units/shares (of which units/shares will be subject to time-based vesting and shares/units will be subject to performance-based vesting), units/shares (of which units/shares will be subject to time-based vesting and shares/units will be subject to performance-based vesting) and units/shares (of which units/shares will be subject to time-based vesting and shares/units will be subject to performance-based vesting) to each of Messrs. Karp, Durels and Keltner, respectively. The units/shares subject to performance-based vesting represent the maximum number of units/shares subject to such awards that may vest, assuming the highest performance hurdles are achieved and all of the units/shares subject to such awards ultimately vest. For additional information regarding this offering grant calculation, see “—IPO Grants Under our Equity Incentive Plan. In addition, we anticipate that our named executive officers’ target long-term equity incentive awards will be based on 150%, 100%, 100%, and 40% of Mr. Malkin’s, Mr. Karp’s, Mr. Durels’s and Mr. Keltner’s respective aggregate annual base salaries and target cash bonuses.
(4)	We expect that our full-time employees, including our named executive officers, will be eligible to participate in health and welfare benefit plans, such as medical, dental and other health related benefits. In addition, Mr. Malkin, pursuant to his employment agreement, will be entitled to a company-owned or leased automobile and a driver, and reimbursement of certain professional expenses. See “—Employment Agreement.”
(5)	Amounts shown in this column do not include (i) the value of the LTIP unit/restricted Class A common stock grants (described in Note 3 above) that are expected to be granted to our named executive officers in connection with this offering or (ii) the value of the perquisites or other personal benefits our named executive officers will receive.

IPO Grants Under our Equity Incentive Plan

Upon completion of this offering, we expect to grant LTIP units and/or restricted shares of our Class A common stock (at the grantee’s discretion) to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees, which will be subject to time-based and/or performance-based vesting over a three to four year period. The aggregate number of LTIP units/shares we intend to grant to such individuals, including a total of              LTIP units and/or restricted shares of our Class A common stock which we intend to grant to our independent directors, will be in an amount equal to 1.5% of the gross proceeds raised in this offering (excluding proceeds from any exercise of the underwriters’ option to purchase additional shares of our Class A common stock) divided by the initial public offering price. Assuming we receive gross proceeds from this offering of $         (excluding proceeds from any exercise of the underwriters’ option to purchase additional shares of our Class A common stock), which is based on an initial public offering price of $         per share (the mid-point of the price range set forth on the front cover of this prospectus), the aggregate number of LTIP units and/or restricted shares of our Class A common stock we intend to grant to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees will be             units/shares and will have an aggregate dollar value of $        .

Employment Agreement

Upon completion of this offering, we intend to enter into a written employment agreement with Anthony E. Malkin. We anticipate that the employment agreement for Mr. Malkin will have an initial term of three years. The employment agreement will provide for up to two automatic one-year extensions thereafter, unless either party provides at least 60 days notice of non-renewal prior to the expiration of the then current term. The employment agreement will require Mr. Malkin to devote a majority of his business time and attention to the performance of his duties under the employment agreement, except as described below.

We anticipate that Mr. Malkin’s employment agreement will provide for:

•	an annual base salary of $500,000, subject to further increases on an annual basis in the discretion of the compensation committee of our board of directors,

•

eligibility for annual cash performance bonuses based on the satisfaction of objective and individual performance goals established by the compensation committee of our board of directors (with a target bonus based on 200% of Mr. Malkin’s annual base salary), or the annual bonus,

•

participation in our long-term incentive program, including grants under our equity incentive plan, as well as other incentive, savings and 401(k) or other retirement plans applicable generally to our senior executives, provided that, other than with respect to the grants upon completion of this offering as described above, the amount of awards granted to Mr. Malkin under our equity incentive plan will be no less than that granted to other senior executives and shall be reasonable in light of the contribution made, or expected to be made, by Mr. Malkin for the period for which such grant is made,

•	participation in all of our benefit plans and entitlement to receive benefits and perquisites, which shall be at a level no less favorable than those provided to our other senior executives,

•	a company-owned or leased automobile and a driver,

•	administrative assistance and office space for Mr. Malkin and services reasonably acceptable to him, so long as Mr. Malkin is providing services to us in any capacity, and

•

reimbursement of all reasonable professional expenses relating to the negotiation and documentation of the employment agreement and other agreements entered into by Mr. Malkin in connection with this offering and the formation transactions.

We anticipate that Mr. Malkin’s employment agreement will provide that upon a termination of employment (i) by us for any reason other than for “cause” or by Mr. Malkin for “good reason” (each as defined in the employment agreement) or (ii) in either event described under clause (i) of this paragraph within two years following a “change in control” (as defined in our equity incentive plan), Mr. Malkin will be entitled to the following severance payments and benefits, subject to Mr. Malkin’s and the company’s execution of a mutual release of claims in the form provided for in the employment agreement:

•

annual base salary, annual bonus for prior fiscal years and other benefits earned but unpaid (including payment for accrued, but unused vacation days and reimbursement for business expenses incurred) prior to the date of termination,

•

an amount equal to the sum of Mr. Malkin’s then-current annual base salary plus the average annual bonus paid to Mr. Malkin over the three most-recently completed fiscal years, multiplied by two (three, in the case of a termination in connection with a change in control (as described under clause (ii) above)),

•

a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period and calculated and paid at the end of the performance period without the exercise of any negative discretion,

•	a monthly payment equal to the difference between the monthly COBRA premium cost and the premium cost to Mr. Malkin as if he was our employee following Mr. Malkin’s termination of employment, and

•

100% of the unvested equity awards granted pursuant to the equity incentive plan subject to time-based vesting shall immediately vest. Any equity awards subject to performance-based vesting that have not yet been earned but may do so based on the achievement of certain performance criteria may vest on a pro-rated basis based on performance from the commencement of the performance period through the date of termination (or in the case of a termination in connection with a change in control (as described under clause (ii) above), 100% of the unvested equity awards granted pursuant to the equity incentive plan subject to performance-based vesting shall vest to the extent the underlying performance requirements have been met at such time). Any stock option then held by Mr. Malkin will remain exercisable for at least three years following such termination, but in no event later than the actual expiration of the stock option term.

We anticipate that Mr. Malkin’s employment agreement will also provide that Mr. Malkin or his estate will be entitled to certain severance benefits in the event of his death or “disability” (as defined in the employment agreement). Specifically, Mr. Malkin, or, in the event of his death, his beneficiaries will receive:

•

annual base salary, annual bonus for prior fiscal years and other benefits earned but unpaid (including payment for accrued, but unused vacation days and reimbursement for business expenses incurred) prior to the date of termination,

•

a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period and calculated and paid at the end of the performance period without the exercise of any negative discretion,

•

100% of the unvested equity awards granted pursuant to the equity incentive plan subject to time-based vesting shall immediately vest. Any equity awards that have not yet been earned but may do so based on the achievement of certain performance criteria may vest on a pro-rated basis based on performance from the commencement of the performance period through the date of termination. Any stock option then held by Mr. Malkin will remain exercisable for at least three years following such termination, but in no event later than the actual expiration of the stock option term.

We anticipate that Mr. Malkin’s employment agreement will provide that upon a termination of employment (i) by us for “cause” or by Mr. Malkin for any reason other than “good reason” (each as defined in the employment agreement) or (ii) by notice of non-renewal of the employment agreement, subject to Mr. Malkin’s and the company’s execution of a mutual release of claims in the form provided for in the employment agreement:

•

Mr. Malkin will be entitled to his annual base salary and other benefits earned but unpaid (including payment for accrued, but unused vacation days and reimbursement for business expenses incurred) prior to the date of termination,

•

other than in connection with a termination of employment by us for “cause” (as defined in the employment agreement), Mr. Malkin will be entitled to any earned but unpaid annual bonus for prior fiscal years, and

•	100% of all unvested equity awards granted pursuant to the equity incentive plan shall be forfeited by Mr. Malkin.

Mr. Malkin shall not be required to seek other employment or attempt to reduce severance payments. Severance benefits are not subject to any offset, except benefit coverage shall cease upon Mr. Malkin’s eligibility for substantially similar or improved replacement health coverage from a successor employer.

In the event that any amount payable to Mr. Malkin is determined to be an excess parachute payment under Section 280G of the Code, such amount will be reduced to one dollar less than the threshold amount that would trigger an excise tax under Section 280G of the Code, unless that reduction would result in Mr. Malkin receiving a lesser net after-tax amount.

Although we anticipate that the employment agreement will require Mr. Malkin to devote a majority of his business time and attention to the performance of his duties under the employment agreement, Mr. Malkin may (i) serve on the board of one or more business corporations identified by Mr. Malkin and with the consent of our board of directors (such consent not to be unreasonably withheld), (ii) participate in charitable, civic, educational, professional, community or industry affairs, and (iii) manage his and his family’s personal investments (including the excluded properties and excluded businesses), including providing services to or maintaining a family office for purposes of managing such investments, provided that (x) the activities set out in clauses (i), (ii), and (iii) shall be limited by Mr. Malkin so as not to interfere materially, individually or in the aggregate, with the performance of his duties and responsibilities under his employment agreement or create a potential business or fiduciary conflict and (y) with respect to the activities set out in clause (iii), such activities shall be limited to non-controlling investments to the extent such investments are office or retail real estate properties located in New York County, New York, Fairfield County, Connecticut, Westchester County, New York, and any other geographic area in which we invest in such properties. See “Certain Relationships and Related Transactions—Excluded Properties and Businesses” for more information regarding Mr. Malkin’s right to devote a portion of his business time and attention to the management of the excluded properties and excluded businesses.

We anticipate that the employment agreement will also contain standard confidentiality and mutual non-disparagement provisions, which will apply indefinitely, and non-competition and non-solicitation provisions, which will apply during the term of the employment agreement and will continue for a period of two years following the termination of Mr. Malkin’s employment.

We anticipate that Mr. Malkin’s employment agreement will provide that until the later of the date on which (i) Mr. Malkin is no longer serving as our Chief Executive Officer and (ii) Mr. Malkin and his affiliates (including the Malkin Group) no longer hold (x) on a consolidated basis at least 50% of our Class A common stock, Class B common stock and operating partnership units in our operating partnership held by Mr. Malkin and his affiliates (including the Malkin Group) as of the date of the closing of the consolidation and (y) 10% or more of the voting power of our outstanding common stock voting together as a single class, our board of directors shall cause Mr. Malkin to be nominated for re-election to our board of directors at the expiration of the then current term. Unless Mr. Malkin has resigned as a director, for so long as the foregoing ownership thresholds are met, this obligation shall survive beyond the expiration of the term of Mr. Malkin’s employment agreement and the termination of Mr. Malkin employment for any reason other than for “cause” (as defined in the employment agreement), unless prohibited by legal or regulatory requirements. We anticipate that the employment agreement will provide that the failure of our board of directors to nominate Mr. Malkin for election to our board of directors or the failure of Mr. Malkin to be elected or re-elected or his removal as a member of our board of directors will constitute “good reason” under the employment agreement.

All disputes, except equitable enforcement of restrictive covenants, under the employment agreement will be resolved by arbitration in accordance with the rules of the Judicial Arbitration and Mediation Services, Inc in New York City. We will agree to pay all costs of the arbitration except, if applicable, Mr. Malkin’s petitioner’s filing fee. If an arbitrator determines that Mr. Malkin has prevailed on the issues in dispute in the arbitration, we will pay or reimburse any reasonable expenses, including reasonable attorney’s fees which Mr. Malkin incurs in such arbitration.

Change in Control Severance Agreements

Upon completion of this offering, we intend to enter into written change in control severance agreements with Messrs. Karp, Durels and Keltner. The change in control severance agreements will terminate two years after the date of any written notice of termination from us to the applicable executive officer; provided, that if a “change in control” (as defined in our equity incentive plan) occurs while the agreement is still operative, any written notice to the executive officer terminating the agreement will not be effective prior to the second anniversary of the “change in control” (as defined in our equity incentive plan).

We anticipate that the change in control severance agreements will provide that upon a termination of employment (i) by us for any reason, other than for “cause” or in the event of the applicable executive officer’s death or “disability,” or (ii) by the applicable executive officer for “good reason” (each as defined in the change in control severance agreements), within two years following a “change in control” (as defined in our equity incentive plan), the applicable executive officer will be entitled to the following severance payments and benefits, subject to the executive officer’s execution of a release of claims in the form provided for in the change in control severance agreement:

•

annual base salary, annual bonus for prior fiscal years and other benefits earned but unpaid (including payment for accrued, but unused vacation days and reimbursement for business expenses incurred) prior to the date of termination,

•	an amount equal to the sum of the executive officer’s then-current annual base salary plus the average bonus earned over the three most-recently completed fiscal years, multiplied by two,

•

a pro-rated annual bonus for the year in which the termination of employment occurs, calculated based on actual performance for the entire performance period and calculated and paid at the end of the performance period without the exercise of any negative discretion,

•	a monthly payment equal to the difference between the monthly COBRA premium cost and the premium cost to the executive officer as if he was our employee for each month of COBRA eligibility, and

•

100% of the unvested equity awards granted pursuant to the equity incentive plan subject to time-based vesting shall immediately vest and 100% of the unvested equity awards granted pursuant to the equity incentive plan subject to performance-based vesting shall vest on a pro-rated basis based on performance from the commencement of the performance period through the date of termination.

We anticipate that the change in control severance agreements will provide that upon a termination of employment by us for “cause,” in the event of the applicable executive officer’s death or “disability,” or by the executive officer for any reason other than “good reason” (each as defined in the change in control severance agreements), the applicable executive officer will be entitled to his accrued and unpaid annual base salary through the date of termination, annual bonus for prior fiscal years (other than in connection with a termination for “cause” (as defined in the change in control severance agreements)) and other benefits earned but unpaid (including payment for accrued, but unused vacation days and reimbursement for business expenses incurred) prior to the date of termination.

We anticipate that the change in control severance agreements will provide that the executive officers shall not be required to seek other employment or attempt to reduce severance payments. Severance benefits are not subject to any offset, except benefit coverage shall cease upon the applicable executive officer’s eligibility for substantially similar or improved replacement health coverage from a successor employer.

In the event that any amount payable to an executive officer is determined to be an excess parachute payment under Section 280G of the Code, such amount will be reduced to one dollar less than the threshold amount that would trigger an excise tax under Section 280G of the Code, unless that reduction would result in the executive receiving a lesser net after-tax amount.

We anticipate that the change in control severance agreements will also contain standard confidentiality provisions, which will apply indefinitely, and non-competition and non-solicitation provisions, which will apply during the term of the agreements and will continue for a period of two years following such termination of employment. We anticipate that the change in control severance agreements will also contain mutual non-disparagement provisions, which will apply indefinitely.

All disputes, except equitable enforcement of restrictive covenants, under the change in control severance agreements will be resolved by arbitration in accordance with the rules of the Judicial Arbitration and Mediation Services, Inc. in New York City. We will agree to pay all costs of the arbitration except, if applicable, the executive officer’s petitioner’s filing fee. If an arbitrator determines that the applicable executive officer has prevailed on the issues in dispute in the arbitration, we will pay or reimburse any reasonable expenses, including reasonable attorney’s fees which the executive officer incurs in such arbitration.

401(k) Plan

We intend to adopt a tax-qualified 401(k) Retirement Savings Plan, or the 401(k) Plan. All eligible employees will be able to participate in our 401(k) plan, including our named executive officers. We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under our 401(k) plan, employees will be eligible to defer a portion of their salary, and we expect to match a portion of each eligible employee’s contributions. We do not intend to provide an option for our employees to invest in our Class A common stock through our 401(k) plan.

Equity Incentive Plan

Prior to the completion of this offering, we will adopt an equity incentive plan to provide incentive distributions to members of our senior management team, our independent directors, advisers, consultants and other personnel. Our equity incentive plan provides for grants of stock options, shares of restricted Class A common stock, phantom shares, dividend equivalent rights and other equity-based awards, including LTIP Units.

Our equity incentive plan is administered by the compensation committee, as appointed by our board of directors for such purposes. The compensation committee has the full authority to (i) authorize the granting of awards to eligible persons, (ii) determine the eligibility of directors, members of our senior management team, advisors, consultants and other personnel to receive an equity award, (iii) determine the number of shares of Class A common stock to be covered by each award (subject to the individual participant limitations provided in our equity incentive plan), (iv) determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of our equity incentive plan), (v) prescribe the form of instruments evidencing such awards, (vi) construe and interpret the equity incentive plan and award agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (vii) suspend the right to exercise awards during any period that the compensation committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an award by an equivalent period of time and (viii) take any other actions and make all other determinations that it deems necessary or appropriate in connection with our equity incentive plan or the administration or interpretation thereof. In connection with this authority, the compensation committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. From and after the consummation of this offering, the compensation committee will consist solely of independent directors, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director and will, at such times as we are subject to Section 162(m) of the Code and intend for awards to be treated as performance-based compensation for purposes of Section 162(m), qualify as an outside director for purposes of Section 162(m) of the Code, or, if no committee exists, the board of directors.

Available Shares

Our equity incentive plan provides for grants of stock options, shares of restricted Class A common stock, phantom shares, dividend equivalent rights and other equity-based awards up to an aggregate of     % of the

issued and outstanding shares of our Class A common stock as of the later of the date of this offering or the last closing date of any shares of our Class A common stock sold pursuant to the underwriters’ exercise of their option to purchase additional shares (on a fully diluted basis (assuming, if applicable, the exercise of all outstanding stock options, the conversion of all warrants and convertible securities into shares of Class A common stock and the exchange of all outstanding operating partnership units into shares of Class A common stock) and including shares to be sold pursuant to the underwriters’ exercise of their option to purchase up to an additional             shares of our Class A common stock, but excluding any shares issued or issuable under our equity incentive plan). If an award granted under our equity incentive plan expires, is forfeited or terminates, the shares of our Class A common stock subject to any portion of the award that expires, is forfeited or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless previously terminated by our board of directors, no new award may be granted under our equity incentive plan after the tenth anniversary of the earlier of the date that such plan was approved by our board of directors or the holders of our common stock. Upon the completion of this offering, we will grant LTIP units and/or shares of our restricted Class A common stock to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees under our equity incentive plan, which will be subject to certain vesting requirements. See “—IPO Grants Under our Equity Incentive Plan.”

To the extent the compensation committee deems appropriate, it will establish performance criteria and satisfy such other requirements as may be applicable in order to satisfy the requirements for performance-based compensation under Section 162(m) of the Code.

Awards Under the Plan

Stock Options. The terms of specific stock options, including whether stock options shall constitute “incentive stock options” for purposes of Section 422(b) of the Code, shall be determined by the compensation committee. The exercise price of a stock option shall be determined by the committee and reflected in the applicable award agreement. The exercise price with respect to stock options may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder, if permitted under our equity incentive plan) of the fair market value of our Class A common stock on the date of grant. Each stock option will be exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% stockholder, if permitted under our equity incentive plan). Incentive stock options may only be granted to our employees and employees of our subsidiaries. Stock options will be exercisable at such times and subject to such terms as determined by the compensation committee. We may also grant stock appreciation rights, which are stock options that permit the recipient to exercise the stock option without payment of the exercise price and to receive shares of Class A common stock (or cash or a combination of the foregoing) with a fair market value equal to the excess of the fair market value of the shares of our Class A common stock with respect to which the stock option is being exercised over the exercise price of the stock option with respect to those shares. The exercise price with respect to stock appreciation rights may not be lower than 100% of the fair market value of our Class A common stock on the date of grant.

Shares of Restricted Common Stock. A restricted stock award is an award of shares of Class A common stock that is subject to restrictions on transferability and such other restrictions the compensation committee may impose at the date of grant. Grants of shares of restricted Class A common stock will be subject to vesting schedules and other restrictions as determined by the compensation committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the compensation committee may determine. Except to the extent restricted under the award agreement relating to the shares of restricted Class A common stock, a participant granted shares of restricted Class A common stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the shares of restricted Class A common stock. Although dividends may be paid on shares of restricted Class A common stock, whether or not vested, at the same rate and on the same date as on shares of our

Class A common stock (unless otherwise provided in an award agreement), holders of shares of restricted Class A common stock are prohibited from selling such shares until they vest.

Phantom Shares. A phantom share represents a right to receive the fair market value of a share of Class A common stock, or, if provided by the compensation committee, the right to receive the fair market value of a share of Class A common stock in excess of a base value established by the compensation committee at the time of grant. Phantom shares may generally be settled in cash or by transfer of shares of Class A common stock (as may be elected by the participant or the compensation committee or as may be provided by the compensation committee at grant). The compensation committee may, in its discretion and under certain circumstances (taking into account, without limitation, Section 409A of the Code), permit a participant to receive as settlement of the phantom shares installment payments over a period not to exceed ten years.

Dividend Equivalents. A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of dividends paid on shares of common stock otherwise subject to an award. The compensation committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The compensation committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

Other Share-Based Awards. Our equity incentive plan authorizes the granting of other awards based upon shares of our Class A common stock (including the grant of securities convertible into shares of Class A common stock and the grant of LTIP units), subject to terms and conditions established at the time of grant. LTIP units are awards of units of our operating partnership intended to constitute “profits interests” within the meaning of the relevant IRS guidance, which may be convertible on a one-for-one basis into our Series PR operating partnership units. See “Description of the Partnership Agreement of Empire State Realty OP, L.P.—LTIP Units.”

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our Class A common stock issuable under our equity incentive plan.

Change in Control

Under our equity incentive plan, a change in control is defined as the occurrence of any of the following events: (i) the acquisition of more than 50% of our then outstanding shares of common stock or the combined voting power of our outstanding securities by any person; (ii) the sale or disposition of all or substantially all of our assets, other than certain sales and dispositions to entities owned by our stockholders; (iii) a merger, consolidation or statutory share exchange where our stockholders immediately prior to such event hold less than 50% of the voting power of the surviving or resulting entity; or (iv) during any consecutive twenty-four calendar month period, the members of our board of directors at the beginning of such period, the “incumbent directors,” cease for any reason (other than due to death) to constitute at least a majority of the members of our board (for these purposes, any director whose election or nomination for election was approved or ratified by a vote of at least a majority of the incumbent directors shall be deemed to be an incumbent director).

Upon a change in control, and certain other corporate events, the compensation committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, but only if the compensation committee determines that the adjustments do not have an adverse economic impact on the participants (as determined at the time of the adjustments).

Amendments and Termination

Our board of directors may amend, suspend, alter or discontinue our equity incentive plan but cannot take any action that would impair the rights of an award recipient with respect to an award previously granted without such award recipient’s consent unless such amendments are required in order to comply with applicable laws. Our board of directors may not amend our equity incentive plan without stockholder approval in any case in which amendment in the absence of such approval would cause our equity incentive plan to fail to comply with any applicable legal requirement or applicable exchange or similar requirement, such as an amendment that would:

•	other than through adjustment as provided in our equity incentive plan, increase the total number of shares of Class A common stock reserved for issuance under our equity incentive plan;

•	materially expand the class of directors, officers, employees, consultants and advisors eligible to participate in our equity incentive plan;

•	reprice any stock options under our equity incentive plan; or

•	otherwise require such approval.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law. For further details with respect to the limitation on the liability of our directors and officers, the indemnification of our directors and officers and the relevant provisions of the MGCL, see “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.” In addition, our directors and officers will be entitled to indemnification under the partnership agreement of our operating partnership; for further details see “Description of the Partnership Agreement of Empire State Realty OP, L.P.—Management Liability and Indemnification.”

We will obtain a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. Additionally, we intend to enter into indemnification agreements with each of our directors, executive officers, chairman emeritus and certain other parties upon the closing of this offering, which will require, among other things, that we maintain a comparable “tail” directors’ and officers’ liability insurance policy for six years after each director or executive officer ceases to serve in such capacity.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information subject to compliance with the terms of our insider trading policy. Prior to one year after the date of the completion of this offering (subject to potential extension, early termination and certain other conditions contained in the lock-up agreement) with respect to our senior management team, the sale of any shares under such plan will be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is a current or former officer or employee of ours or any of our subsidiaries. None of our named executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock and shares of our common stock into which operating partnership units are exchangeable immediately following the completion of this offering and the formation transactions for:

•	our directors and each of our director nominees;

•	each of our named executive officers;

•	each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering; and

•	all of our directors, director nominees and executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire within 60 days (such as shares of restricted Class A common stock that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Unless otherwise indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, Empire State Realty Trust, Inc., One Grand Central Place, New York, New York. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name and Address	Number of Shares of Common Stock Beneficially Owned(1)	Percent of All Shares of Common Stock(1)	Number of Shares of Common Stock and Operating Partnership Units Beneficially Owned(2)(3)	Percent of All Shares of Common Stock and Operating Partnership Units(2)(3)
Anthony E. Malkin(4)
Peter L. Malkin(5)
William H. Berkman
Alice M. Connell
Thomas J. DeRosa
Steven J. Gilbert
S. Michael Giliberto
Lawrence E. Golub
David A. Karp
Thomas P. Durels
Thomas N. Keltner, Jr.
The Helmsley estate
All directors, director nominees and executive officers as a group (10 persons)

*	Represents less than 1% of the number of shares of common stock outstanding upon the closing of this offering.
**	Represents less than 1% of the number of shares of common stock and operating partnership units, including LTIP units/shares of restricted Class A common stock outstanding immediately after the closing of this offering and the formation transactions.

(1)	Assumes a total of shares of common stock outstanding immediately after the closing of this offering and the formation transactions. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the operating partnership units held by other persons are exchanged for shares of our Class A common stock.
(2)	Assumes a total of shares of our common stock and operating partnership units are outstanding immediately after the closing of this offering and the formation transactions comprised of shares of Class A common stock, including shares of restricted Class A common stock and shares of our Class B common stock which may be exchanged on a one-for-one basis for shares of our Class A common stock, and Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units which may be exchanged for cash or, at our option, shares of Class A common stock on a one-for-one basis beginning 12 months after the closing of this offering and LTIP units. In addition, share amounts for individuals, directors, director nominees and executive officers as a group assume that all operating partnership units, including LTIP units, held by the person are exchanged for shares of our Class A common stock.
(3)	Peter L. Malkin and Anthony E. Malkin will hold only Series PR operating partnership units.
(4)	Includes shares of Class A common stock, shares of Class B common stock and operating partnership units which are expected to be issued in the consolidation to (i) family limited liability companies and trusts for which Anthony E. Malkin has sole voting and investment power as sole manager or sole trustee, as applicable, and of which Anthony E. Malkin disclaims beneficial ownership of such shares and units except to the extent of his pecuniary interest therein and/or (ii) family trusts for which Anthony E. Malkin has shared voting and investment power as trustee with others, and of which Anthony E. Malkin disclaims beneficial ownership of such shares and units except to the extent of his pecuniary interest therein. The Malkin Group will beneficially own shares of Class A common stock, shares of Class B common stock and operating partnership units, which are expected to be issued in the consolidation. The Malkin Group will have the right to vote shares of common stock, which will represent % of the number of shares of the outstanding common stock.
(5)	Includes shares of Class A common stock, shares of Class B common stock and operating partnership units which are expected to be issued in the consolidation to (i) trusts for which Peter L. Malkin has sole voting and investment power as sole manager or sole trustee, as applicable, and of which Peter L. Malkin disclaims beneficial ownership of such shares and units except to the extent of his pecuniary interest therein and/or (ii) family trusts for which Peter L. Malkin has shared voting and investment power as trustee with others, and of which Peter L. Malkin disclaims beneficial ownership of such shares and units except to the extent of his pecuniary interest therein.

We currently have outstanding 1,000 shares of common stock, all of which are owned by Anthony E. Malkin, our Chairman, Chief Executive Officer and President. Upon completion of this offering, we will repurchase all 1,000 shares of Class A common stock from Anthony E. Malkin at cost of $0.10 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Each property that will be owned by us through our operating partnership upon the completion of this offering and the formation transactions is currently owned directly or indirectly by the entities comprising our predecessor or is a property in which our predecessor has a non-controlling interest. Each of the existing entities has entered into a contribution agreement with us and our operating partnership in connection with the formation transactions, pursuant to which substantially concurrently with the completion of this offering it will contribute its assets (including its ownership interests in any of the properties) and liabilities to our operating partnership or our operating partnership’s subsidiaries in exchange for shares of our common stock, operating partnership units and/or cash, which it will distribute to its equity owners in accordance with their individual elections. Each of our predecessor’s management companies has entered into a merger agreement with us and our operating partnership in connection with the formation transactions, pursuant to which certain subsidiaries of our operating partnership will merge with and into such management company or pursuant to which such management company will merge with and into subsidiaries of us in exchange for shares of our common stock and/or operating partnership units, which will be issued to the equity owners of such management company. In addition, each of (i) the Malkin Group and (ii) the Helmsley estate and entities affiliated therewith, including the Leona M. and Harry B. Helmsley Charitable Trust, have entered into contribution agreements and merger agreements with us and our operating partnership, pursuant to which each of them will contribute their direct or indirect interests in certain existing entities to us in exchange for operating partnership units, shares of common stock and/or cash. The operating partnership units and shares of common stock that we will issue in the formation transactions to investors in the public existing entities will be registered pursuant to a registration statement on Form S-4 that we separately have filed with the SEC. To the extent that we or our subsidiaries (other than our operating partnership and its subsidiaries) are party directly to certain mergers in the formation transactions, we will contribute the assets received in such merger transactions to our operating partnership in exchange for operating partnership units. The value of the shares of our common stock and operating partnership units that we will issue, and the amount of cash that we will pay, in connection with the formation transactions will increase or decrease based on the actual public offering price of our Class A common stock. The existing entities and our predecessor’s management companies will declare final distributions to the investors in such entities, including members of our senior management team and certain of our directors, in an amount of approximately $         in the aggregate, and of which $         will be paid to the Malkin Group, including Peter L. Malkin and Anthony E. Malkin, in accordance to their ownership interests in each applicable existing entity and predecessor management company.

The consideration to be paid to each of the continuing investors and other owners of the existing entities in the formation transactions, in each case, will be based upon the terms of the applicable merger agreement or contribution agreement among us and our operating partnership, on the one hand, and the existing entities, certain owners of the existing entities or certain continuing investors, on the other hand. In all cases, the aggregate value of consideration to be paid to each continuing investor will be determined by applying his or her allocated share of ownership in each existing entity to the value of such existing entity. The “value” of each entity will be determined by applying the percentage that its “exchange value” bears to the “exchange values” of all such entities (as such “exchange values” are derived using the results of a relative valuation analysis of the existing entities as provided in the applicable merger agreement or contribution agreement, which valuation analysis was conducted by the independent valuer), to the total value of our portfolio and the property management business, as determined upon pricing of this offering. The actual value of the consideration to be paid by us to each of the continuing investors, in the form of common stock, operating partnership units or cash, ultimately will be determined at pricing based on the initial public offering price of our Class A common stock. For information regarding the determination of the initial public offering price of our Class A common stock, see “Structure and Formation of Our Company—Determination of Offering Price.”

The contribution agreements and merger agreements referenced above generally contain representations by existing entities and predecessor management companies with respect to the ownership of their assets and certain other limited matters. While these representations and warranties survive the closing of the formation transactions, neither the existing entities nor any of their members, managers, officers or employees, to the extent applicable, will be liable for any breaches of the surviving representations or warranties. Accordingly, our sole remedy against the existing entities (which generally anticipate liquidating after completion of the formation transactions) will be for breach of contract. Additionally, the continuing investors will provide us with no indemnification for breaches of the surviving representations and warranties contained in the merger agreements and contribution agreements. However, in connection with the formation transactions, Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, have entered into a representation, warranty and indemnity agreement, with us, pursuant to which they made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations subject to a $1,000,000 deductible and a cap of $25,000,000. They have pledged operating partnership units and shares of Class A common stock to our operating partnership with a value equal to $25,000,000 in order to secure their indemnity obligation, and such operating partnership units and shares of common stock are the sole recourse of our operating partnership in the case of a breach of any representation or warranty or other claim for indemnification.

Under the contribution and merger agreements, Anthony E. Malkin will directly and/or indirectly (through the Malkin Group) receive             shares of our Class A common stock,             shares of our Class B common stock, and             operating partnership units, representing, in aggregate, a     % beneficial interest in our company on a fully diluted basis (     % on a fully diluted basis if the underwriters exercise their option to purchase up to an additional             shares of our Class A common stock in full), and Peter L. Malkin will directly and/or indirectly (through the Malkin Group) receive             shares of our Class A common stock, shares of our Class B common stock, and             operating partnership units representing, in aggregate, a     % beneficial interest in our company on a fully diluted basis (     % on a fully diluted basis if the underwriters exercise their option to purchase up to an additional             shares of our Class A common stock in full). Other members of our senior management team will receive an aggregate of             operating partnership units,             shares of our Class A common stock, and              shares of our Class B common stock representing a     % interest on a fully diluted basis (     % on a fully diluted basis if the underwriters exercise their option to purchase up to an additional             shares of our Class A common stock in full).

We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team and other contributors had the ability to influence the type and level of benefits that they will receive from us. Additionally, Anthony E. Malkin has a conflict of interest because we entered into agreements granting us the option to acquire long-term leasehold and/or sub-leasehold interests in the option properties in which the Malkin Group controls and owns economic interests. As a result, an exercise of such options by us could economically benefit him. A majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties.

For more detailed information regarding the terms of the formation transactions, including the benefits to related parties, see “Structure and Formation of Our Company—Formation Transactions.”

Tax Protection Agreement

Under the Code, taxable gain or loss recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the contributing partner, without any increased cash distribution to the contributing partner. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities may result in taxable gain to the partner.

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin that is intended to protect the Malkin Group and an additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain of the tax consequences described above to a limited extent. First, this agreement will provide that the operating partnership will not sell, exchange, transfer or otherwise dispose of four of the existing properties, which we refer to in this section as protected assets, or any interest in a protected asset for a period of 12 years, with respect to First Stamford Place and the later of (x) eight years or (y) the death of Peter L. Malkin and Isabel W. Malkin who are 79 and 76 years old, respectively, for the three other protected assets unless:

(1)	Anthony E. Malkin consents to the sale, exchange, transfer or other disposition; or

(2)	the operating partnership delivers to each protected party thereunder a cash payment intended to approximate the tax liability arising from the recognition of the pre-contribution built-in gain resulting from the sale, exchange, transfer or other disposition of such protected asset (with the pre-contribution “built-in gain” being not more than the taxable gain that would have been recognized by such protected party had the protected asset been sold for fair market value in a taxable transaction at the time of the consolidation) plus an additional amount so that, after the payment of all taxes on amounts received pursuant to the agreement (including any tax liability incurred as a result of receiving such payment), the protected party retains an amount equal to such protected party’s total tax liability incurred as a result of the recognition of the pre-contribution built-in gain pursuant to such sale, exchange, transfer or other disposition; or

(3)	the disposition does not result in a recognition of any built-in gain by the protected party.

Second, with respect to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property), to protect against gain recognition resulting from a reduction in such continuing investor’s share of the operating liabilities, the agreement also will provide that during the period from the closing of this offering until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares they received in the formation transactions, which we refer to in this section as the tax protection period, the operating partnership will (i) refrain from prepaying any amounts outstanding under any indebtedness secured by the protected assets and (ii) use its commercially reasonable to refinance such indebtedness at or prior to maturity at its current principal amount, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible. The agreement also will provide that, during the tax protection period, the operating partnership will make available to such continuing investors the opportunity to (i) to enter into a “bottom dollar” guarantee of their allocable share of $160 million of aggregate indebtedness of the operating partnership meeting certain requirements or (ii) in the event our operating partnership has recourse debt outstanding and such a continuing investor agrees in lieu of guaranteeing debt pursuant to clause (i) above, to enter into a deficit restoration obligation, in each case, in a manner intended to provide an allocation of operating partnership liabilities to the continuing investor. In the event that a continuing investor guarantees debt of our operating partnership, such continuing investor will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. A deficit restoration obligation is a continuing investor’s obligation, under certain circumstances, to contribute a designated amount of capital to our operating partnership upon our operating partnership’s liquidation in the event that the assets of our operating partnership are insufficient to repay our operating partnership liabilities.

Because we expect that our operating partnership will at all times have sufficient liabilities to allow it to meet its obligations to allocate liabilities to its partners that are protected parties under the tax protection agreement, the operating partnership’s indemnification obligation with respect to “certain tax liabilities” would generally arise only in the event that the operating partnership disposes in a taxable transaction of a protected asset within the period specified above in a taxable transaction. In the event of such a disposition, the amount of our operating partnership’s indemnification obligation would depend on several factors, including the amount of “built-in gain,” if any, recognized and allocated to the indemnified partners with respect to such disposition and the effective tax rate to be applied to such gain at the time of such disposition. Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (based on current tax rates and the valuations of our assets as determined by the independent valuer, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $119.6 million.

The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, the operating partnership has agreed to use the “traditional method” for accounting for book-tax differences for the properties acquired by the operating partnership in the consolidation. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of the acquired properties in the hands of the operating partnership (1) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (2) in the event of a sale of such properties, could cause us to be allocated gain in excess of its corresponding economic or book gain (or taxable loss that is less than its economic or book loss), with a corresponding benefit to the partners transferring such properties to the operating partnership for interests in the operating partnership.

Other continuing investors who are not protected under the tax protection agreement and who, immediately prior to completion of this offering, owned an interest in a protected asset may benefit from the prohibition on disposing of such assets to the extent the prohibition prevents them from recognizing gain. However, unlike the Malkin Group, such continuing investors will not be a party to a tax protection agreement and will not be entitled to indemnification from our operating partnership if a protected asset is sold, nor is their consent required to dispose of a protected asset. In addition, a disposition of an existing property that is not a protected asset would not be subject to the tax protection agreement and could cause the continuing investors, including the Malkin Group, to recognize gain. We currently have no intention to sell or otherwise dispose of the protected assets or interest therein in taxable transactions during the restriction period.

We believe that it is consistent with market practice for significant stockholders, such as the Malkin Group, and the one additional third party investor in Metro Center to be indemnified against the certain tax liabilities as set forth in the tax protection agreement. Accordingly, we believe it is appropriate to enter into a tax protection agreement.

We do not presently intend to sell or take any of the other actions which would result in a tax protection payment with respect to the properties covered by the tax protection agreement.

Partnership Agreement

Concurrently with the completion of this offering, we will enter into the operating partnership agreement with the various persons receiving operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. As a result, such persons will become limited partners of our operating partnership. See “Description of the Partnership Agreement of Empire State Realty OP, L.P.”

Pursuant to the operating partnership agreement, limited partners of our operating partnership will have rights beginning 12 months after the completion of this offering to require our operating partnership to redeem all or part of their operating partnership units for cash equal to the then-current market value of an equal number of shares of our Class A common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their operating partnership units for shares of our Class A common stock on a one-for-one basis subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.”

Registration Rights

Upon completion of this offering and the formation transactions, we will enter into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. Under the registration rights agreement, subject to certain limitations, not later than 12 months from the beginning of the first full calendar month following the completion of this offering, we will file one or more registration statements, which we refer to as the resale shelf registration statements, covering the resale of all shares of Class A common stock issued in the formation transactions (to the extent not already registered), all shares of Class A common stock issued to our independent directors, all shares of our Class A common stock issued to members of our senior management team pursuant to our equity incentive plan, and all shares of Class A common stock that may be issued upon redemption of operating partnership units or upon conversion of our Class B common stock, or collectively the registrable shares. We may, at our option, satisfy our obligation to prepare and file a resale shelf registration statement with respect to shares of our Class A common stock issued upon redemption of operating partnership units or issued upon conversion of shares of our Class B common stock by filing one or more issuer shelf registration statements which, collectively with the resale shelf registration statements, we refer to as the shelf registration statements, registering the issuance by us of shares of our Class A common stock under the Securities Act, provided that we will be obligated to file an issuer shelf registration statement with respect to shares of our Class A common stock issued upon redemption of operating partnership units or issued upon conversion of shares of Class B common stock to continuing investors in the public existing entities. We have agreed to use our commercially reasonable efforts to cause each shelf registration statement to be declared effective within 120 days of filing, which we refer to as the shelf effective date. Commencing upon the shelf effective date, under certain circumstances, we will also be required to undertake an underwritten offering upon the written request of the Helmsley estate or the Malkin Group, which we refer to as the holders, provided (i) the registrable shares to be registered in such offering will have a market value of at least $150 million, except that with respect to the fourth underwritten offering described in subclause (iii) below that is requested by the Helmsley estate, the registrable securities to be registered in such offering will have a market value of at least $100 million; (ii) we will not be obligated to effect more than two underwritten offerings during any 12-month period following the resale shelf effective date; and (iii) no holder will have the ability to effect more than four underwritten offerings. In addition, commencing six months after the completion of this offering and ending on the shelf effective date (unless the resale shelf registration statement has not been declared effective on the shelf effective date, in which case during each 180 day period following the shelf effective date), the holders will have demand rights to require us, subject to certain limitations, to undertake an underwritten offering with respect to the registrable shares having a market value of at least $150 million under a registration statement, provided, however, that any such registration shall not be counted for purposes of determining the four underwritten offerings described in the preceding sentence. In addition, if we file a registration statement with respect to an underwritten offering for our own account or on behalf of a holder, each holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. With respect to underwritten offerings on behalf of a holder, we will have the right to register such number of primary shares as we request; provided, however, that if cut backs are required by the managing underwriters of such an offering, our primary shares shall be cutback first (but in no event will our shares be cut back to less than $25 million).

We have also agreed to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses (except we will pay any holder’s out-of-pocket fees (including disbursements of such holder’s counsel, accountants and other advisors) up to $25,000 in the aggregate for each underwritten offering and each filing of a resale shelf registration statement or demand registration statement), and any transfer taxes.

Employment Agreement and Change in Control Severance Agreements

We intend to enter into an employment agreement with Anthony E. Malkin that will become effective upon the consummation of this offering. This agreement will provide for salary, bonuses and other benefits, including among other things, severance benefits upon a termination of employment under certain circumstances and the issuance of equity awards. See “Management—Employment Agreement.” In addition, we intend to enter into change in control severance agreements with David A. Karp, Thomas P. Durels and Thomas N. Keltner, Jr. that will become effective upon the consummation of this offering. See “Management—Change in Control Severance Agreements.”

Indemnification of Our Directors and Officers

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors, executive officers, chairman emeritus and certain other parties, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such as described in “Management—Limitation of Liability and Indemnification.”

Option Agreements

We have entered into the following option agreements with affiliates of our predecessor granting us the right to acquire each of the following two option properties or interests therein.

112-122 West 34th Street

Pursuant to our option agreements for 112-122 West 34th Street, we may acquire from 112 West 34th Street Associates L.L.C. and 112 West 34th Street Company Associates L.L.C., entities affiliated with our predecessor, their rights in the property, on or before the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment of certain recently resolved litigation with respect to the property or (ii) six months after the completion of independent valuations described below, but in no event later than seven years from the completion of this offering. The purchase price will be based on an appraisal by independent third parties, unless we and the owners of 112-122 West 34th Street, with the consent of the Helmsley estate, agree to a negotiated price, and the investors in 112 West 34th Street Associates L.L.C. and 112 West 34th Street Company Associates L.L.C. will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. We have agreed that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on our behalf. One or more of our independent directors will lead the appraisal or negotiation process on our behalf and a majority of our independent directors must approve the price and terms of the acquisition of interests in our option property. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. We do not intend to exercise the option for the interests in this property prior to the closing of this offering. We may exercise this option independently of the option to acquire the interests in 1400 Broadway.

1400 Broadway

Pursuant to our option agreement for 1400 Broadway, we may acquire from 1400 Broadway Associates L.L.C., an entity affiliated with our predecessor, its rights in the property, on or before the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment of certain recently resolved litigation with respect to the property or (ii) six months after the completion of independent valuations described below, but in no event later than seven years from the completion of this offering. The purchase price will be based on an appraisal by independent third parties, unless we and the owners of 1400 Broadway, with the consent of the Helmsley estate, agree to a negotiated price, and the investors in 1400 Broadway Associates L.L.C. will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. We have agreed that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on our behalf. One or more of our independent directors will lead the appraisal or negotiation process on our behalf and a majority of our independent directors must approve the acquisition of interests in our option property. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. We do not intend to exercise the option for the interests in this property prior to the closing of this offering. We may exercise this option independently of the option to acquire the interests in 112-122 West 34th Street.

Concurrently with the consummation of this offering, we intend to enter into management and/or services agreements with respect to each of the option properties.

Cash Amounts

As permitted under the contribution agreements and merger agreements entered into by us and the existing entities or our predecessor’s management companies, as applicable, the existing entities and our predecessor’s management companies will declare final distributions to the investors in such entities, including members of our senior management team and certain of their affiliates and related persons, in the amount of approximately $         in the aggregate (which amount is our estimate based on our historical combined balance sheet as of June 30, 2013), of which $         will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in each applicable existing entity and predecessor management company. We anticipate this amount will be lower on the date the existing entities declare their respective final distributions due to expenses they will incur and pay in operating their business prior to such declaration date. The contribution agreements and merger agreements provide that the existing entities and our predecessor’s management companies may distribute their cash (in the case of the existing entities, excluding from such distributable cash, any reserves on deposit with lenders for escrow accounts; amounts attributable to certain prepayments of rent, management fees or other income streams or expense reimbursements; and amounts held by the existing entities as security deposits or amounts otherwise required to be reserved by the existing entities pursuant to existing agreements with third parties) to their investors in accordance with the provisions of such entities’ organizational documents; provided that cash will only be distributed by any entity to the extent that it exceeds the normalized level of net working capital for the existing entity, as determined by our predecessor (determined based on the most recent quarterly financial statements). Such payments will not be made from the net proceeds of this offering.

Excluded Properties and Businesses

Our portfolio represents all of our predecessor’s Manhattan and greater New York metropolitan area office and retail assets in which it holds a majority interest. The Malkin Group, including Anthony E. Malkin, our Chairman, Chief Executive Officer and President, owns non-controlling interests in, and Anthony E. Malkin and Peter L. Malkin control the general partners or managers of, the entities that own interests in six multi-family properties, five net leased retail properties, one former post office property in Greenwich, Connecticut which has recently commenced conversion into a single tenant property following the recent receipt of zoning authorization for such conversion, and a development parcel that is zoned for residential use. The Malkin Group also owns non-controlling interests in one Manhattan office property, two Manhattan retail properties and several retail properties outside of Manhattan, none of which will be contributed to us in the formation transactions. We refer to the non-controlling interests described above collectively as the excluded properties. In addition, the Malkin Group owns interests in six mezzanine and senior equity funds, two industrial funds, five residential property managers and a registered broker dealer, none of which will be contributed to us in the formation transactions, and which we refer to collectively as the excluded businesses. The Malkin Group owns certain non-real estate family investments that will not be contributed to us in the formation transactions. Other than the Greenwich retail property, we do not believe that the excluded properties or the excluded businesses are consistent with its portfolio geographic or property type composition, management or strategic direction. In addition, we will not acquire the name “Malkin Holdings LLC.” We have no plan to use this name for any purpose.

Pursuant to management and/or service agreements with the owners of interests in those excluded properties and services agreements with the five residential property managers and the managers of certain other excluded businesses which historically were managed by affiliates of our predecessor, we will be designated as the manager of the excluded properties and will provide services to the owners of certain of the excluded properties and the five residential property managers and provide services and access to office space to the existing managers of the other excluded businesses (other than with respect to the registered broker dealer). As the manager or service provider, we will be paid a management or other fee with respect to those excluded properties and excluded businesses (other than with respect to the registered broker dealer) where our predecessor had previously received a management fee on the same terms as the fee paid to our predecessor, and reimbursed for our costs in providing the management and other services to those excluded properties and businesses where our predecessor had not previously received a management fee. Our management of the excluded properties and provision of services to the five residential property managers and the existing managers of the other excluded businesses will represent a minimal portion of our overall business. There is no established time period in which we will manage such properties or provide services to the owners of certain of the excluded properties and the five residential property managers and provide services and access to office space to the existing managers of the other excluded businesses and Peter L. Malkin and Anthony E. Malkin expect to sell certain of these properties or unwind certain of these businesses over time. We are not precluded from acquiring all or certain interests in the excluded properties or businesses following this offering. If we were to attempt any such acquisition, we anticipate that Anthony E. Malkin, our Chairman, Chief Executive Officer and President, will not participate in the negotiation process on our behalf with respect to our potential acquisition of any of these excluded properties or businesses and the approval of a majority of our independent directors will be required to approve any such acquisition.

Reimbursement of Pre-Closing Transaction Costs

As part of the contribution and option agreements, we will reimburse $         of expenses incurred in connection with the formation transactions and this offering that have been paid by our predecessor to each applicable existing entity and the option entities, and of which $         will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in our predecessor and each applicable existing entity.

Repayment of Loans to Existing Entities

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.2 million of such loan was made by Anthony E. Malkin and Peter L. Malkin. In addition, we expect to assume a loan, made by an entity that is controlled by, and interests in which are held by, Anthony E. Malkin and Peter L. Malkin, to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place. The loan has a principal amount of $4.5 million, an outstanding balance of approximately $1.5 million and bears interest at 2.5% over 30-day LIBOR. The determination to repay principal on the loan is made by us in our sole discretion and the loan is prepayable at any time, without premium. We expect to use the secured revolving and term credit facility to fully repay this loan shortly after the closing of this offering.

Releases of Guarantees

Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $1.3 billion of mortgage loans (including currently undrawn amounts) on our properties, which will be assumed by us upon closing of the formation transactions in respect of obligations arising after the closing. The guarantees and indemnities with respect to mortgage loans of many of the existing entities, including the public existing entities, were undertaken by Messrs. Malkin and Malkin to meet a conventional lender requirement which became standard only long after such entities were formed. In each case, Messrs. Malkin and Malkin provided such guarantee while serving in a representative capacity as an agent or member of a public existing entity or private entity which was then seeking a mortgage loan. The lender required such guarantee, and no party was available or willing to provide it except Messrs. Malkin and Malkin. They received no compensation for the guarantee and provided it as an accommodation to benefit such public existing entity or private entity in obtaining financing. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with our assumption of these mortgage loans, we will seek to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have our operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders do not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following this offering, our operating partnership will enter into indemnification agreements with the guarantors and/or indemnitors pursuant to which our operating partnership will be obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. We believe that since the mortgage loans relating to these guarantees and indemnities will be assumed by us upon closing of the formation transactions, and we will have greater financial resources than the individual property owning entities which are subject to the mortgage loans, it is appropriate, and consistent with market practice, for Messrs. Malkin and Malkin to be indemnified by our operating partnership if the lenders do not consent to the release of these guarantors and/or indemnitors. Under the organizational documents of the existing entities, Messrs. Malkin and Malkin are already generally entitled to indemnification from the investors in the existing entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence, including any such liabilities under these guarantees and indemnities. In addition, in connection with future mortgage loans that we would enter into in connection with future property acquisitions or refinancing of our properties, we intend to enter into any necessary guarantees directly and neither Messrs. Malkin and Malkin nor any of our other directors, executive officers or stockholders would be expected to enter into such guarantees.

IPO Grants Under our Equity Incentive Plan

Prior to the completion of this offering, we will adopt an equity incentive plan. Our equity incentive plan provides for the grant of incentive awards to our senior management team, our independent directors, advisers, consultants and other personnel. We intend to grant an aggregate of              LTIP units/shares of restricted Class A common stock to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees upon completion of this offering, and intend to authorize and reserve an additional              shares of our Class A common stock for issuance under our equity incentive plan. See “Management—IPO Grants Under our Equity Incentive Plan.”

We anticipate that we will file a registration statement with respect to the shares of our Class A common stock issuable under our equity incentive plan following the consummation of this offering. Shares of our Class A common stock covered by this registration statement, including shares of our Class A common stock issuable upon the exercise of options or restricted shares of our Class A common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

For more information regarding our equity incentive plan, see “Management—Equity Incentive Plan.”

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Partnership

Following the consummation of this offering and the formation transactions, substantially all of our assets will be held, directly or indirectly, by, and our operations run through, our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for             operating partnership units (or             operating partnership units if the underwriters exercise their option to purchase up to an additional of             shares of our Class A common stock in full). Our interest in our operating partnership will entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the general partner of our operating partnership, we generally will have the full, exclusive and complete responsibility and discretion under the operating partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the other limited partners described more fully below under the caption “Description of the Partnership Agreement of Empire State Realty OP, L.P.” Our board of directors will manage the business and affairs of our company by directing the affairs of our operating partnership.

Beginning on or after the date which is 12 months after the consummation of this offering, limited partners of our operating partnership will have the right to cause our operating partnership to redeem any or all of their operating partnership units for a cash amount equal to the then-current market value of one share of our Class A common stock per operating partnership unit, or, at our election, to exchange each of such operating partnership units for which a redemption notice has been received for shares of our Class A common stock on a one-for-one basis, subject to the ownership limits set forth in our charter and described under the caption “Description of Securities—Restrictions on Ownership and Transfer.” Each redemption of operating partnership units will increase our percentage ownership interest in our operating partnership and our share of its cash distributions and profits and losses. See “Description of the Partnership Agreement of Empire State Realty OP, L.P.”

Observatory TRS and Holding TRS, will be wholly-owned subsidiaries of our operating partnership after the formation transactions. We will elect, together with each of Observatory TRS and Holding TRS, to treat each of Observatory TRS and Holding TRS, respectively, as a TRS for U.S. federal income tax purposes. We may form additional TRSs in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to Observatory TRS and/or Holding TRS.

Formation Transactions

Prior to completion of this offering, we do not own or operate the property portfolio described in this prospectus. We currently operate our business through our predecessor. Our predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) a development parcel, and (c) certain management companies, which are owned by certain entities that Anthony E. Malkin and Peter L. Malkin own interests in and control, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above). Upon the consummation of this offering and the formation transactions, we will acquire the properties owned by the existing entities and operate the businesses described in this prospectus.

Prior to or concurrently with the completion of this offering, we will consummate the formation transactions, which consist of a series of contributions, mergers and other transactions and which are designed to:

•	consolidate the ownership of our portfolio and our predecessor’s management companies into our operating partnership, which we refer to herein as the consolidation;

•	facilitate this offering;

•	enable us to raise capital on more favorable, flexible terms than typical mortgage financings or financings that otherwise previously have been available to us as a private company;

•	enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013;

•	defer the recognition of taxable gain by certain continuing investors (as defined below); and

•	enable continuing investors to obtain liquidity (after the expiration of applicable lock-up periods) for their investments.

Pursuant to the formation transactions, the following have occurred or will occur prior to or concurrently with the completion of this offering (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•	We were formed as a Maryland corporation on July 29, 2011.

•	Our operating partnership was formed as a Delaware limited partnership on November 28, 2011. We are the sole general partner of our operating partnership.

•

We will acquire, prior to or concurrently with the completion of this offering, through a series of contributions and merger transactions, the assets and liabilities of our predecessor, and the holders of interests in our predecessor will receive operating partnership units, shares of our common stock and/or cash. We refer to holders of interests in our predecessor that will own operating partnership units and/or shares of our common stock following consummation of the formation transactions as predecessor continuing investors. The agreements relating to the consolidation are subject to customary closing conditions, including the closing of this offering.

•

We will acquire, through a series of contributions and merger transactions, the assets and liabilities of the entities through which our predecessor holds non-controlling interests in four properties, or the related properties, for which our predecessor acts as the supervisor but which are not combined into our predecessor for accounting purposes, and the holders of interests in such properties will receive operating partnership units, shares of our common stock and/or cash. We refer to holders of interests in these four properties that will own operating partnership units and/or shares of our common stock following consummation of the formation transactions as non-predecessor continuing investors. We refer to predecessor continuing investors and non-predecessor continuing investors collectively as the continuing investors.

•

We will jointly elect with Observatory TRS, which is the current lessee and operator of the observatory and which will be wholly owned by our operating partnership following the completion of this offering, for Observatory TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of this offering. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to an existing lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. In addition, we will jointly elect with Holding TRS, which will be wholly owned by our operating partnership following the completion of this offering, for Holding TRS to be treated as a TRS under the Code for U.S. federal income tax purposes following the completion of this offering. Holding TRS and/or its wholly owned subsidiaries will provide certain construction services to third parties and will provide certain services to the tenants of our properties.

•

In consideration for the acquisition of our predecessor and the related properties, we expect to issue an aggregate of             operating partnership units (of which units will be received by certain members of our senior management team, their affiliates and related persons and             operating partnership units will be received by our other continuing investors),             shares of our Class A common stock (of which             shares will be received by certain members of our senior management team, their affiliates and related persons and              shares will be received by our other continuing investors) and              shares of our Class B common stock (of which              shares will be received by certain members of our senior management team, their affiliates and related persons and shares will be

received by our other continuing investors), and pay approximately $         in cash from the net proceeds of this offering (of which $         is expected to be paid to non-accredited investors, and none of which will be paid to members of our senior management team, their affiliates and related persons). The aggregate value of the consideration to be issued and paid by us in the consolidation will be approximately $         million (of which approximately $         will be paid to certain members of our senior management team, their affiliates and related persons and $         will be paid to our other continuing investors). An increase in the actual public offering price will result in an increase in the value of the consideration paid to continuing investors, including certain members of our senior management team, their affiliates and related persons. Likewise, a decrease in the actual public offering price will result in a decrease in the value of the consideration paid to continuing investors. Investors who are not “accredited investors,” as defined under Regulation D of the Securities Act, will receive cash consideration rather than shares of our common stock or operating partnership units to ensure that the issuance of common stock and/or operating partnership units to accredited investors in the formation transactions can be effected in reliance upon an exemption from registration provided by Section 4(2) and Regulation D of the Securities Act.

•

The aggregate historical combined net tangible book value of our predecessor was a deficit of approximately $(126.3) million as of June 30, 2013. Net tangible book value measures the historical costs of tangible assets (net of accumulated depreciation) reduced by outstanding tangible liabilities and is reflective of the manner in which assets and liabilities are recorded on the balance sheet of a business enterprise under GAAP. Because the net tangible book value of our predecessor is based on the historical costs of tangible assets acquired and tangible liabilities incurred over more than 50 years of business activities, we do not believe that net tangible book value is reflective of the fair market value of the existing entities.

•

As a result of the formation transactions, we will assume approximately $1.16 billion of total debt (based on June 30, 2013 pro forma outstanding balances), and we expect to have approximately $549.7 million of additional borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances).

•

We will sell             shares of our Class A common stock in this offering and an additional             shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full. We will contribute the net proceeds from this offering to our operating partnership in exchange for             operating partnership units (or             operating partnership units if the underwriters exercise their option to purchase up to an additional shares of our Class A common stock in full).

•

We intend to grant to certain members of our senior management team (other than Anthony E. Malkin) a total of             LTIP units and/or restricted shares of our Class A common stock, and we intend to grant a total of             LTIP units and/or restricted shares of our Class A common stock to our independent directors, all of which LTIP units and shares will be subject to certain vesting requirements. See “Management—IPO Grants Under our Equity Incentive Plan.”

•

We have entered into a representation, warranty and indemnity agreement with Anthony E. Malkin and his siblings, Scott D. Malkin and Cynthia M. Blumenthal, pursuant to which they have made limited representations and warranties to us regarding the entities, properties and assets that we will own following the formation transactions for one year following the completion of this offering and agreed to indemnify us and our operating partnership for breaches of such representations subject to a $1,000,000 deductible and a cap of $25,000,000. Other than these individuals, none of the continuing investors, other owners of the existing entities or our predecessor will provide us with any indemnification.

•

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 2.8% of the total consideration to be issued in the consolidation) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin who are 79 and 76 years old, respectively, for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. We believe that it is consistent with market practice for significant stockholders, such as the Malkin Group, and the one additional third party investor in Metro Center to be indemnified against the certain tax liabilities as set forth in the tax protection agreement. Accordingly, we believe it is appropriate to enter into a tax protection agreement. Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (based on current tax rates and the valuations of our assets as determined by the independent valuer, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $119.6 million. We do not presently intend to sell or take any of the other actions which would result in a tax protection payment with respect to the properties covered by the tax protection agreement.

•

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.2 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

•

In addition, we expect to assume a loan, which we expect to repay shortly after the closing, in the amount of approximately $1.5 million made by an entity, that is controlled by, and interests in which are held by, Anthony E. Malkin and Peter L. Malkin, to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place.

•

We expect to obtain an $800.0 million secured revolving and term credit facility upon the closing of this offering from lenders that will include certain of the underwriters of this offering or their respective affiliates. We have obtained a commitment for $400.0 million of availability under the secured revolving and term credit facility, subject to satisfaction of certain conditions precedent, from the representatives of the underwriters or their respective affiliates and they have also agreed to use commercially reasonable efforts to syndicate the remainder of the facility. We expect to use this secured revolving and term credit facility to, among other things, fund capital expenditures, potential acquisitions, general corporate matters and working capital. We expect that the secured revolving and term credit facility will include an accordion feature that would allow us to increase availability thereunder to $1.25 billion, under specified circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering—Secured Revolving and Term Credit Facility.” There is no assurance that we will be able to enter into a definitive agreement relating to this facility on acceptable terms, or at all.

•

We intend to enter into management and/or services agreements with the entities that own interests in the excluded properties and services agreements with certain of the excluded businesses or the managers thereof (other than with respect to the registered broker dealer). See “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

•

We have executed option agreements with affiliates of our predecessor granting us the right to acquire long-term leasehold and/or sub-leasehold interests in the option properties. Concurrently with the consummation of this offering, we intend to enter into management and/or services agreements with respect to each of the option properties. See “Certain Relationships and Related Transactions—Option Agreements.”

Consequences of This Offering and the Formation Transactions

Upon completion of this offering and the formation transactions (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•

Our operating partnership will directly or indirectly own 100% of the fee simple, leasehold or other interests in all of the properties in our portfolio and the assets of our predecessor’s management companies.

•

Purchasers of shares of our Class A common stock in this offering are expected to own    % of our outstanding common stock, or    % on a fully diluted basis. If the underwriters exercise their option to purchase an additional            shares of our Class A common stock in full, purchasers of shares of our Class A common stock in this offering will own    % of our outstanding common stock, or    % on a fully diluted basis.

•

Continuing investors will own    % of our outstanding common stock, or    % on a fully diluted basis. If the underwriters exercise their option to purchase an additional            shares of our Class A common stock in full, the continuing investors will own    % of our outstanding common stock, or    % on a fully diluted basis.

•

Continuing investors that receive shares of our Class B common stock in the formation transactions will own    % of our outstanding common stock, or    % on a fully diluted basis (    % of our outstanding common stock, or    % on a fully diluted basis, if the underwriters exercise their option to purchase an additional            shares of our Class A common stock in full), while such continuing investors will have    % of the voting power in our company (    % if the underwriters exercise their option to purchase an additional            shares of our Class A common stock in full).

•	We are the sole general partner in our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for operating partnership units.

•

We will own    % of the operating partnership units and the continuing investors, including certain members of our senior management team, their affiliates and related persons, will own    % of the operating partnership units. If the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, we are expected to own    % of the operating partnership units and the continuing investors, including certain members of our senior management team, their affiliates and related persons, are expected to own    % of the operating partnership units.

•	We will have an option to purchase each of the option properties.

•

We expect to be a party to management agreements with the entities that own long-term leasehold, sub-leasehold and/or sub-subleasehold interests in the option properties and management agreements and services agreements with the entities that own interests in and/or manage the excluded properties and the excluded businesses (other than with respect to the registered broker dealer).

•	Substantially all of the current employees of our predecessor’s management companies will become our employees.

•

We expect to have pro forma total consolidated indebtedness of approximately $1.16 billion (based on June 30, 2013 pro forma outstanding balances), and we expect to have approximately $549.7 million of additional borrowing capacity under our loans and secured revolving and term credit facility on a pro forma basis upon the consummation of this offering and the formation transactions (based on June 30, 2013 pro forma outstanding balances).

The aggregate historical combined net tangible book value of the assets of our predecessor that we will acquire was a deficit of approximately $(126.3) million as of June 30, 2013. In exchange for these assets, we will assume approximately $1.16 billion in indebtedness, and we are expected to pay approximately $         in cash and issue              operating partnership units,             shares of our Class B common stock and shares of our Class A common stock with a combined aggregate value of $         based on the mid-point of the range of prices set forth on the front cover of this prospectus. The initial public offering price does not necessarily bear any relationship to the book value or the fair market value of our assets.

Our Structure

The following diagram depicts our ownership structure upon completion of this offering and the formation transactions, based on the mid-point of the range of prices set forth on the front cover of this prospectus.(1)

(1)

On a fully diluted basis, our public stockholders, our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, are expected to own    %,    % and    %, respectively, of our outstanding common stock. If the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, on a fully diluted basis, our public stockholders, our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, are expected to own %, % and %, respectively, of our outstanding common stock.
(2)	Our public stockholders, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, will own %, % and %, respectively, of our outstanding common stock, and we, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors will own %, % and %, respectively, of the outstanding operating partnership units. If the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, our public stockholders, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors, as a group, will own %, % and %, respectively, of our outstanding common stock, and we, certain members of our senior management team, their affiliates and related persons and our directors, and our other continuing investors will own %, % and %, respectively, of the outstanding operating partnership units. The Helmsley estate is expected to own % of our outstanding Class A common stock (or % if the underwriters exercise their option in full and % of the outstanding operating partnership units (or % if the underwriters exercise their option in full)). Anthony E. Malkin, together with the Malkin Group, is expected to own % of our outstanding Class B common stock.
(3)	We, the Malkin Group and the continuing investors in the private existing entities will hold only Series PR operating partnership units. Continuing investors in the public existing entities will hold Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units.

Benefits of This Offering and the Formation Transactions to Certain Parties

Upon completion of this offering or in connection with the formation transactions, our senior management team, our directors and our continuing investors will receive material benefits, including the following (all amounts are based on the mid-point of the range of prices set forth on the front cover of this prospectus):

•

Anthony E. Malkin, our Chairman, Chief Executive Officer and President, together with the Malkin Group, is expected to own    % of our outstanding common stock, or    % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional            shares of our Class A common stock in full, or    % on a fully diluted basis), with a total value of $        million represented by            shares of our Class A common stock,            shares of our Class B common stock and operating partnership units.

•

Peter L. Malkin, our Chairman Emeritus, together with the Malkin Group, is expected to own    % of our outstanding common stock, or    % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional            shares of our Class A common stock in full, or    % on a fully diluted basis), with a total value of $        million represented by            shares of our Class A common stock,              shares of our Class B common stock and operating partnership units.

•

David A. Karp, our Chief Financial Officer, Executive Vice President and Treasurer, is expected to own    % of our outstanding common stock, or    % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional shares of our Class A common stock in full, or    % on a fully diluted basis), with a total value of $        million represented by LTIP units and/or restricted            shares of Class A common stock.

•

Thomas P. Durels, our Executive Vice President and Chief of Property Operations and Leasing, is expected to own    % of our outstanding common stock, or    % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional            shares of our Class A common stock in full, or    % on a fully diluted basis), with a total value of $        million represented by            shares of our Class A common stock, operating partnership units and LTIP units and/or restricted shares of Class A common stock.

•

Thomas N. Keltner, Jr., our Executive Vice President, General Counsel and Secretary, is expected to own    % of our outstanding common stock, or    % on a fully diluted basis (    % if the underwriters exercise their option to purchase an additional            shares of our Class A common stock in full,

or    % on a fully diluted basis), with a total value of $        million represented by            shares of our Class A common stock,            operating partnership units and            LTIP units and/or restricted shares of Class A common stock.

•

We intend to enter into (i) an employment agreement with Anthony E. Malkin, providing for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances and the issuance of equity awards as described under “Management—Executive Compensation” and “Management—Employment Agreement” and (ii) change in control severance agreements with David A. Karp, Thomas P. Durels and Thomas N. Keltner, Jr. as described under “Management—Change in Control Severance Agreements.”

•

We intend to enter into indemnification agreements with our directors, executive officers, chairman emeritus and certain other parties at the closing of this offering, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

•

We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 2.8% of the total consideration to be issued in the consolidation) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin who are 79 and 76 years old, respectively, for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. We believe that it is consistent with market practice for significant stockholders, such as the Malkin Group, and the one additional third party investor in Metro Center to be indemnified against the certain tax liabilities as set forth in the tax protection agreement. Accordingly, we believe it is appropriate to enter into a tax protection agreement. Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (based on current tax rates and the valuations of our assets as determined by the independent valuer, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $119.6 million. We do not presently intend to sell or take any of the other actions which would result in a tax protection payment with respect to the properties covered by the tax protection agreement.

•	We have entered into the option agreements with affiliates of our predecessor.

•

We intend to enter into management and/or services agreements with the entities that own long-term leasehold and/or sub-leasehold interests in the option properties, which entities are owned in part by Anthony E. Malkin, together with the Malkin Group. See “Certain Relationships and Related Transactions—Option Agreements.”

•

We intend to enter into management and/or services agreements with the entities that own interests in the excluded properties and services agreements with the managers of certain of the excluded businesses, which entities are owned in part by Anthony E. Malkin, together with the Malkin Group. See “Certain Relationships and Related Transactions—Excluded Properties and Businesses.”

•

Peter L. Malkin and Anthony E. Malkin will be released from or otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $1.3 billion of mortgage loans (including currently undrawn amounts) on our properties, which will be assumed by us upon closing of the formation transactions in respect of obligations arising after the closing. The guarantees and indemnities with respect to mortgage loans of many of the existing entities, including the public existing entities, were undertaken by Messrs. Malkin and Malkin to meet a conventional lender requirement which became standard only long after such entities were formed. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with our assumption of these mortgage loans, we will seek to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have our operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders do not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following this offering, our operating partnership will enter into indemnification agreements with the guarantors pursuant to which our operating partnership will be obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. We believe that since the mortgage loans relating to these guarantees and indemnities will be assumed by us upon closing of the formation transactions, and we will have greater financial resources than the individual property owning entities which are subject to the mortgage loans, it is appropriate, and consistent with market practice, for Messrs. Malkin and Malkin to be indemnified by our operating partnership if the lenders do not consent to the release of these guarantors and/or indemnitors. Under the organizational documents of the existing entities, Messrs. Malkin and Malkin are already generally entitled to indemnification from investors in the existing entities for liabilities incurred by them in good faith and not arising out of their own willful misconduct or gross negligence, including any such liabilities under these guarantees and indemnities. In addition, in connection with future mortgage loans that we would enter into in connection with future property acquisitions or refinancing of our properties, we intend to enter into any necessary guarantees directly and neither Messrs. Malkin and Malkin nor any of our other directors, executive officers or stockholders would be expected to enter into such guarantees.

•

As part of the contribution agreements, we will release (i) Anthony E. Malkin and Peter L. Malkin from all claims, liabilities, damages and obligations against them related to their ownership of our predecessor’s management companies and interests in our predecessor and (ii) certain members of our senior management team from all claims, liabilities, damages and obligations against them related to their ownership in the existing entities and their employment with our predecessor’s management companies that exist at the closing of the formation transactions, other than breaches by them or entities related to them, as applicable, of the employment and non-competition agreement and the contribution agreements and the merger agreements entered into by them and these entities in connection with the formation transactions.

•

We intend to enter into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. The registration rights agreement will provide for the registration of our shares of Class A common stock received in the formation transactions or that are issuable upon the redemption, conversion or exchange of shares of Class B common stock or operating partnership units.

•	We intend to grant an aggregate of LTIP units and/or restricted shares of our Class A common stock, subject to certain vesting requirements, to our executive officers (other than Anthony E. Malkin).

•	We intend to grant an aggregate of LTIP units and/or restricted shares of our Class A common stock, subject to certain vesting requirements, to our independent directors.

•

We expect to use a portion of the net proceeds from this offering to repay a loan in the amount of $3.6 million made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which approximately $1.2 million of such loan was made by Anthony E. Malkin and Peter L. Malkin.

•

In addition, we expect to assume a loan, which we expect to repay shortly after the closing, in the amount of approximately $1.5 million made by an entity, that is controlled by, and interests in which are held by, Anthony E. Malkin and Peter L. Malkin, to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place.

•

As part of the contribution agreements, we will reimburse $        of expenses incurred in connection with the formation transactions and this offering that have been paid by each applicable existing entity and the option entities, and of which $        will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in our predecessor and each applicable existing entity.

•

The existing entities and our predecessor’s management companies will declare final distributions to the investors in such entities, including members of our senior management team and certain of our directors, in the amount of approximately $        in the aggregate, and of which $        will be paid to the Malkin Group, including Anthony E. Malkin and Peter L. Malkin, in accordance to their ownership interests in each applicable existing entity and predecessor management company.

We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team and other contributors had the ability to influence the type and level of benefits that they will receive from us. Additionally, Anthony E. Malkin has a conflict of interest because we entered into agreements granting us the option to acquire long-term leasehold and/or sub-leasehold interests in the option properties in which the Malkin Group controls and owns economic interests. As a result, an exercise of such options by us could economically benefit him. A majority of our independent directors must approve the price and terms of the acquisition of interests in each of our option properties.

Determination of Offering Price

The initial public offering price of our Class A common stock will be determined in consultation with the underwriters. Among the factors that will influence the initial public offering price are our results of operations; our management; our estimated net income; our estimated funds from operations; our estimated cash available for distribution; our anticipated dividend yield; our growth prospects; the current market valuations for comparable REITs; financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us; and the state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, the consideration to be given in exchange by us for these properties and other assets may exceed their fair market value. The aggregate historical combined net tangible book value of the assets of our predecessor to be contributed to us was a deficit of approximately $(126.3) million as of June 30, 2013.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its affiliates. Our investment objectives are to increase cash flow available for distribution to our stockholders, increase the value of our properties and maximize long-term stockholder value through stable dividends and share appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of the properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership and operation, directly or indirectly, by our operating partnership of the properties that we will own following the formation transactions. We intend to focus primarily on Manhattan and greater New York metropolitan area office properties and, in addition, office and multi-tenanted retail properties in Manhattan and the greater New York metropolitan area. Future investment or redevelopment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership, if we determine that doing so would be the most effective means of raising capital. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, operating partnership units, preferred stock or options to purchase stock.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

Our current portfolio consists entirely of, and our business objectives emphasize, equity investments in commercial real estate. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to our qualification as a REIT, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We intend to invest primarily in entities that own commercial real estate. We have no current plans to invest in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our board of directors determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital. Certain members of our senior management team who hold operating partnership units may have their decision as to the desirability of a proposed disposition influenced by the tax consequences to them resulting from the disposition of a certain property. In addition, we may be obligated to indemnify certain continuing investors, including members of our senior management team, against adverse tax consequences to them in the event that we sell or dispose of certain properties in taxable transactions. See “Risk Factors—Risks Related to Our Organization and Structure—Tax consequences to holders of operating partnership units upon a sale or refinancing of our properties may cause the interests of certain members of our senior management team to differ from your own.”

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our board of directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our Class A common stock, growth and acquisition opportunities and other factors.

To the extent our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, including additional operating partnership units, retain earnings (subject to the distribution requirements applicable to REITs under the Code) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Conflict of Interest Policies

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. We intend to enter into a tax protection agreement with Anthony E. Malkin and Peter L. Malkin pursuant to which we will agree to indemnify the Malkin Group and one additional third party investor in Metro Center (who was one of the original landowners and was involved in the development of the property) against certain tax liabilities if those tax liabilities result from (i) the operating partnership’s sale, transfer, conveyance or other taxable disposition of four specified properties (First Stamford Place, Metro Center, 10 Bank Street and 1542 Third Avenue, which collectively represent approximately 2.8% of the total consideration to be issued in the consolidation) to be acquired by the operating partnership in the consolidation, for a period of 12 years with respect to First Stamford Place and for the later of (x) eight years or (y) the death of both of Peter L. Malkin and Isabel W. Malkin who are 79 and 76 years old, respectively, for the three other properties, (ii) the operating partnership failing to maintain until maturity the indebtedness secured by these properties or failing to use commercially reasonable efforts to refinance such indebtedness upon maturity in an amount equal to the principal balance of such indebtedness, or, if the operating partnership is unable to refinance such indebtedness at its current principal amount, at the highest principal amount possible, or (iii) the operating partnership failing to make available to any of these continuing investors the opportunity to guarantee, or otherwise bear the risk of loss, for U.S. federal income tax purposes, of their allocable share of $160 million of aggregate indebtedness meeting certain requirements, until such continuing investor owns less than the aggregate number of operating partnership units and shares of common stock equal to 50% of the aggregate number of such units and shares such continuing investor received in the formation transactions. Our operating partnership estimates that if all of its assets subject to the tax protection agreement were sold in a taxable transaction immediately after this offering, the amount of our operating partnership’s indemnification obligations (based on current tax rates and the valuations of our assets as determined by the independent valuer, and including additional payments to compensate the indemnified partners for additional tax liabilities resulting from the indemnification payments) would be approximately $119.6 million. We do not presently intend to sell or take any of the other actions which would result in a tax protection payment with respect to the properties covered by the tax protection agreement.

In addition, Anthony E. Malkin, together with the Malkin Group, has outside business interests which include ownership interests in the excluded properties and excluded businesses which we are not acquiring. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we have fiduciary duties, as a general partner, to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and its partners, may come into conflict with the duties of our directors and officers to our company. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partners of our operating partnership have agreed that in the event of such a conflict, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

Additionally, the operating partnership agreement expressly limits our liability by providing that neither the general partner of the operating partnership, nor any of its directors or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, our affiliates and each of our respective officers, directors and employees and any person we may designate from time to time in our sole and absolute discretion, including present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by an operating partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the operating partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the operating partnership agreement.

Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We have, however, adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we will adopt a code of business conduct and ethics that prohibits conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand, except in compliance with the policy. Our code of business conduct and ethics will state that a conflict of interest exists when a person’s private interest interferes with our interest. For example, a conflict of interest will arise when any of our employees, officers or directors or any immediate family member of such employee, officer or director receives improper personal benefits as a result of his or her position with us. Our code of business conduct and ethics will also limit our employees, officers and directors from engaging in any activity that is competitive with the business activities and operations of our company, except as disclosed in this prospectus. In addition, our code of business conduct and ethics will also restrict the ability of our employees, officers and directors to participate in a joint venture, partnership or other business arrangement with us, except in compliance with the policy. Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with NYSE and Securities and Exchange Commission requirements. In addition, we will adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and to serve our interests and those of our stockholders. In addition, certain provisions of Maryland law are also designed to minimize conflicts. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Except with respect to the option properties, excluded properties, excluded businesses and certain non-real estate family investments owned and managed by Anthony E. Malkin and Peter L. Malkin, together with the Malkin Group, none of our senior management team will be permitted to compete with us during their employment with us.

Policies with Respect to Other Activities

We have authority to offer common stock, operating partnership units, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Empire State Realty OP, L.P.,” we expect, but are not obligated, to issue common stock to holders of operating partnership units upon exercise of their redemption rights. Except in connection with the formation transactions or pursuant to our equity incentive plan, we have not issued common stock, units or any other securities in exchange for property or any other purpose, although, as discussed above in “Investment in Real Estate or Interests in Real Estate,” we may elect to do so. After the consummation of the formation transactions, our board of directors has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of

Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in a manner consistent with our qualification as a REIT unless our board of directors determines that it is no longer in our best interest to qualify as a REIT. We have not made any loans to third parties, although we may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

OF EMPIRE STATE REALTY OP, L.P.

The following is a summary of the material provisions of the operating partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the operating partnership agreement. See “Where You Can Find More Information.” For the purposes of this section, references to the “general partner” refer to Empire State Realty Trust, Inc.

General

Our operating partnership is a Delaware limited partnership that was formed on November 28, 2011. Our company is the sole general partner of our operating partnership. Pursuant to the operating partnership agreement, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause the partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners have no power to remove the general partner without the general partner’s consent.

We may not conduct any business without the consent of a majority of the limited partners other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business of our operating partnership, our operation as a reporting company with a class of securities registered under the Exchange Act, the offering, sale syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures that the economic benefits and burdens of such property are otherwise vested in our operating partnership. We and our affiliates may also engage in any transactions with our operating partnership on such terms as we may determine in our sole and absolute discretion.

Our company is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. We are not liable under the operating partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that we have acted in good faith.

Upon completion of this offering and the formation transactions, substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and our operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Operating Partnership Units

Interests in our operating partnership are denominated in units of limited partnership interest. Following this offering and the formation transactions, our operating partnership will have two classes of limited partnership interest—operating partnership units and LTIP units. The operating partnership units will have four series—Series PR operating partnership units, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units. Of these, we will hold only Series PR operating partnership units. The Malkin Group and continuing investors in the private existing entities who receive operating partnership units in the formation transactions will hold Series PR operating partnership units, which will not be listed on a national securities exchange. Continuing investors in the public existing entities will hold Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units, which we have applied to have listed on the New York Stock Exchange under the symbols “ESBA,” “OGCP,” and “FISK,” respectively. Other than with respect to the transfer restrictions applicable to the Series PR operating partnership units as described below under “—Transferability of Operating Partnership Units; Extraordinary Transactions” and that the Series PR operating partnership units will not be listed on a national securities exchange, each of the series of operating partnership units has identical rights as to distributions, liquidation and other rights as a limited partner in our operating partnership. The four series vote together as a single class on all matters on which the holders of operating partnership units have the right to approve, as described below. The separate series were created because there are unique U.S. federal income tax consequences to an investor that receives listed operating partnership units of a particular series (as compared to ownership of operating partnership units of another series) depending on the public existing entity in which they had an interest and the tax aspects of the property contributed by such entity. By issuing the operating partnership units in separate series, each of the operating partnership units in a series that will be trading on the New York Stock Exchange is expected to be uniform with other operating partnership units of that series. We may, without the consent of the limited partners, delist some or all of the operating partnership units from the national securities exchange on which such operating partnership units are admitted to trading.

Management Liability and Indemnification

Neither we nor our directors and officers are liable to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The operating partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion, including present and former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement (subject to the exceptions described below under “—Fiduciary Responsibilities”).

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner of our operating partnership has fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us and our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

The limited partners of our operating partnership expressly acknowledged that we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively.

LTIP Units

Upon completion of this offering, we may cause our operating partnership to issue LTIP units to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees. These LTIP units will be subject to certain vesting requirements. In general, LTIP units are a class of partnership units in our operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding units in our operating partnership. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per unit basis, with our operating partnership’s common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with operating partnership units and therefore accrete to an economic value for the holder equivalent to operating partnership units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into Series PR operating partnership units, which in turn are redeemable by the holder for cash or, at our election, exchangeable for shares of our Class A common stock on a one-for-one basis. However, there are circumstances under which LTIP units will not achieve parity with operating partnership units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of our Class A common stock and may be zero.

Distributions

The operating partnership agreement provides that we may cause our operating partnership to make quarterly (or more frequent) distributions of all, or such portion as we may in our sole and absolute discretion determine, of available cash (which is defined to be cash available for distribution as determined by our general partner) (i) first, with respect to any operating partnership units and LTIP units that are entitled to any preference in accordance with the rights of such operating partnership unit or LTIP unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any operating partnership units and LTIP units that are not entitled to any preference in distribution, in accordance with the rights of such class of operating partnership unit or LTIP units (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the operating partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the operating partnership agreement, net income and net loss are allocated to the holders of operating partnership units or LTIP units holding the same class or series of operating partnership units or LTIP units in accordance with their respective percentage interests in the class or series at the end of each fiscal year. In particular, upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership unit or LTIP units holders. See “Management—Equity Incentive Plan.” The operating partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the operating partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the operating partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership will allocate tax items to the holders of operating partnership units or LTIP units taking into consideration the requirements of Section 704(c). See “U.S. Federal Income Tax Considerations.”

We, as the general partner of the operating partnership, have sole discretion to ensure that allocations of income, gain, loss and deduction of the operating partnership are in accordance with the interests of the partners as determined under the Code and all matters concerning allocations of tax items not expressly provided for in the operating partnership agreement may be determined by us in our sole discretion. In addition, we, as general partner of the operating partnership, may adopt such conventions and methods of accounting for determining asset values, basis and identities of partners for proper administration of the operating partnership and to preserve the uniformity of each series of operating partnership units that will be traded on the New York Stock Exchange.

Redemption Rights

After 12 months of becoming a holder of operating partnership units (including any LTIP units that are converted into Series PR operating partnership units), each limited partner of our operating partnership will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require our operating partnership to redeem all or a portion of the operating partnership units held by such limited partner in exchange for a cash amount equal to the number of tendered operating partnership units multiplied by the price of a share of our Class A common stock (determined in accordance with, and subject to adjustment under, the terms of the operating partnership agreement), unless the terms of such operating partnership units or a separate agreement entered into between our operating partnership and the holder of such operating partnership units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered operating partnership units from the tendering partner in exchange for shares of our Class A common stock, based on an exchange ratio of one share of our Class A common stock for each operating partnership unit (subject to anti-dilution adjustments provided in the operating partnership agreement). It is our current intention to exercise this right in connection with any redemption of operating partnership units.

Transferability of Operating Partnership Units; Extraordinary Transactions

We will not be able to withdraw voluntarily from the operating partnership or transfer our interest in the operating partnership, including our limited partner interest unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the operating partnership agreement. The operating partnership agreement permits us to engage in a merger, consolidation or other combination, or sale of substantially all of our assets if:

•	we receive the consent of a majority in interest of the limited partners (excluding our company);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of partnership units; or

•

as a result of such transaction all limited partners will receive, or will have the right to receive, for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our Class A common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our Class A common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners who own Series PR operating partnership units or LTIP units may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. Except with our consent to the admission of the transferee as a limited partner with respect to Series PR operating partnership units or LTIP units, no transferee of such units shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote or effect a redemption with respect to such partnership units in any matter presented to the limited partners for a vote. We, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner with respect to Series PR operating partnership units or LTIP units, which consent may be given or withheld by us in our sole and absolute discretion. To the extent they remain listed on a national securities exchange, Series ES operating partnership units, Series 60 operating partnership units and Series 250 operating partnership units generally will be freely transferable, and any transferee of such units will be admitted to the partnership with respect to such units. Notwithstanding the foregoing, transfers of operating partnership units and admission of transferees to the partnership are subject to certain limitations described in the partnership agreement.

Issuance of Our Stock and Additional Partnership Interests

Pursuant to the operating partnership agreement, upon the issuance of our stock other than in connection with a redemption of operating partnership units, we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, operating partnership units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, we may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by our operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

Pursuant to the operating partnership agreement, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, we have authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership.

Term

The term of the operating partnership commenced on November 28, 2011 and will continue perpetually, unless earlier terminated in the following circumstances:

•

a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•

an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;

•	the redemption (or acquisition by the general partner) of all operating partnership units that the general partner has authorized other than those held by our company; or

•

the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Operating Partnership Agreement

Amendments to the operating partnership agreement may only be proposed by the general partner. Generally, the operating partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	convert a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modify the limited liability of a limited partner;

•	alter the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alter or modify the redemption rights provided by the operating partnership agreement; or

•	alter or modify the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, we will have the power, without the consent of the limited partners, to amend the operating partnership agreement as may be required to:

•	add to our obligations or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•

reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the operating partnership agreement and to cause the operating partnership or the operating partnership’s transfer agent to amend its books and records to reflect the operating partnership unit and LTIP unit holders in connection with such admission, substitution or withdrawal;

•

reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the operating partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the operating partnership agreement that will not be inconsistent with the law or with the provisions of the operating partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•

set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership units issued or established pursuant to the operating partnership agreement;

•

reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among our company and any qualified REIT subsidiary or entity that is disregarded as an entity separate from the general partner for U.S. federal income tax purposes;

•

modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the operating partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•

to facilitate the trading of the Series ES operating partnership units, Series 60 operating partnership units or Series 250 operating partnership units (including any division of such classes or other actions to facilitate the uniformity of tax consequences within each such operating partnership units listed on a national securities exchange);

•

comply with any rules, regulation, guideline or requirement of any national securities exchange on which the Series ES operating partnership units, Series 60 operating partnership units or Series 250 operating partnership units are or will be listed;

•	issue additional partnership interests;

•

reflect the admission, substitution, termination or withdrawal of the general partner and limited partners or an increase or decrease in either the general partner’s or limited partner’s DRO Amount (as defined in the operating partnership agreement) in accordance with the operating partnership agreement;

•

impose restrictions on the transfer of operating partnership units if the general partner of the operating partnership receives an opinion of counsel reasonably to the effect that such restrictions are necessary in order to comply with any federal or state securities laws or regulations applicable to the operating partnership or the operating partnership units; and

•

reflect any other modification to the operating partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner of the operating partnership and which does not otherwise require the consent of each partner adversely affected.

Certain provisions affecting our rights and duties as general partner, either directly or indirectly (e.g., restrictions relating to certain extraordinary transactions involving us or the operating partnership) may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by us).

DESCRIPTION OF SECURITIES

The following is a summary of the rights and preferences of our securities. While we believe the following description covers the material terms of our securities, the description does not purport to be complete and is subject to and is qualified in its entirety by reference to the MGCL and our charter and bylaws. We encourage you to read carefully this entire prospectus, our charter and bylaws and the other documents we refer to for a more complete understanding of our securities. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 400,000,000 shares of Class A common stock, $0.01 par value per share, which we refer to herein as the Class A common stock, up to 50,000,000 shares of Class B common stock, $0.01 par value per share, which we refer to herein as the Class B common stock and, together with the Class A common stock, we refer to herein as the “common stock”, and up to 50,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. After giving effect to this offering and the formation transactions,              shares of Class A common stock (             shares if the underwriters’ option to purchase up to additional shares of our Class A common stock is exercised in full) and              shares of Class B common stock will be issued and outstanding on a fully diluted basis and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders are not generally liable for our debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

All of the shares of Class A common stock offered by this prospectus and Class B common stock issued in the formation transactions will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefore if, as and when authorized by our board of directors and declared by us, and the holders of our shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, each outstanding share of Class A common stock entitles the holder thereof to one vote, and each outstanding share of Class B common stock entitles the holder thereof to 50 votes, on all matters on which the stockholders of Class A common stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of Class A common stock and Class B common stock will vote together as a single class and will possess the exclusive voting power. The Class B common stock provides its holder with a voting right that is no greater than if such holder had received solely Class A common stock in the consolidation. Each share of Class B common stock has the same economic interest as a share of Class A common stock, and one share of Class B common stock and 49 operating partnership units together represent a similar economic value as 50 shares of Class A common stock. There is no cumulative voting in the election of our directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Directors are elected by a plurality of all the votes cast in the election of directors. Under a plurality voting standard, directors who receive the greatest number of votes cast in their favor are elected to the board of directors. Please see “Certain provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Policy on Majority Voting.”

Holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our company and generally have no appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any such classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as otherwise provided in our charter, shares of common stock will have equal dividend, liquidation and other rights. One share of Class B common stock may be converted into one share of Class A common stock at any time, and one share of Class B common stock is subject to automatic conversion into one share of Class A common stock upon a direct or indirect transfer of such share of Class B common stock held by the holder of Class B common stock (or a permitted transferee thereof) to a person other than a permitted transferee. Shares of Class B common stock are also subject to automatic conversion upon certain direct or indirect transfers of operating partnership units held by the holder of such Class B common stock at a ratio of one share of Class B common stock for every 49 operating partnership units transferred to a person other than a permitted transferee. A “permitted transferee” with respect to a person is defined in our charter as a family member, affiliate or controlled entity of such person.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a share exchange unless the action is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors, the restrictions on ownership and transfer of our stock and the vote required to amend these provisions) may be approved by a majority of all of the votes entitled to be cast on the matter.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that may have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe the power of our board of directors to amend our charter from time to time to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that may, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in our best interest.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, no more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—General.”

Our charter contains restrictions on the ownership and transfer of our shares of common stock and other outstanding shares of stock. The relevant sections of our charter provide that no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the common stock ownership limit), or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of our capital stock (the aggregate stock ownership limit). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” A person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or be deemed to beneficially own, by virtue of the applicable constructive ownership provisions of the Code, shares of our stock and/or, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock) by an individual or entity, could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limits.

Our board of directors may, in its sole discretion and subject to the receipt of such certain representations, covenants and undertakings deemed reasonably necessary by the board, prospectively or retroactively, exempt a person from the ownership limits and establish an excepted holder limit for such person. However, our board of directors may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. In order to be considered by the board of directors for exemption, a person also must provide our board of directors with information and undertakings deemed satisfactory to our board of directors that such person does not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own beneficially or constructively more than a 9.9% interest in the tenant if the income derived by us from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of our gross income (as determined for purposes of Section 856(c) of the Code) or (ii) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code. The person seeking an exemption must provide representations and undertakings to the satisfaction of our board of directors that it will not violate these restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to our qualification as a REIT.

In connection with the waiver of the ownership limits, creating an excepted holder limit or at any other time, our board of directors may, in its sole and absolute discretion, from time to time increase or decrease the ownership limits subject to the restrictions in the paragraph above; provided, however, that the ownership limits may not be decreased or increased if, after giving effect to such decrease or increase, five or fewer persons could own or beneficially own in the aggregate, more than 49.9% in value of our shares then outstanding. Prior to the modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. Reduced ownership limits will not apply to any person or entity whose percentage ownership in our shares of common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limits until such time as such person’s or entity’s percentage ownership of our common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of shares of our common stock or stock of all classes and series, as applicable, in excess of such percentage ownership of our shares of common stock or total shares of stock will be in violation of the ownership limits.

Our charter further prohibits:

•

any person from beneficially or constructively owning (taking into account applicable attribution rules under the Code) shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT;

•

any person from beneficially or constructively owning shares of our stock to the extent that such ownership would result in us owning (directly or indirectly) more than a 9.9% interest in one of our tenants (or a tenant of any entity which we own or control) if the income derived by us (either directly or indirectly through one or more partnerships or limited liability companies) from such tenant would reasonably be expected to equal or exceed the lesser of (a) one percent of our gross income (as determined for purposes of Section 856(c) of the Code) or (b) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; and

•

any person from transferring our shares of stock if such transfer would result in our shares of stock being beneficially owned by fewer than 100 persons (determined, as a general matter, without reference to any attribution rules).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the foregoing restrictions on ownership and transfer will be required to give written notice immediately to us (or, in the case of a proposed or attempted acquisition, at least 15 days prior written notice to us) and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors or in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT or in our owning (directly or indirectly) more than a 9.9% interest in one of our tenants (or a tenant of any entity which we own or control) if the income derived by us from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of our gross income (as determined for purposes of Section 856(c) of the Code) or (b) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, then generally that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for the benefit of the charitable beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be null and void.

Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner but the trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. To the extent the prohibited owner would receive an amount for such shares that exceeds the amount that such prohibited owner would have been entitled to receive had the trustee sold the shares held in the trust to a third party, such excess shall be retained by the trustee for the benefit of the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limitations set forth in the charter. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust and any dividend or other distribution paid to trustee shall be held in trust for the charitable beneficiary. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our shares of stock set forth in our charter, our board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide us with such additional information as we may request in order to determine the effect of the stockholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must provide us with such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates, or written statements of information delivered in lieu of certificates, representing shares of our stock will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

We expect the transfer agent and registrar for our shares of common stock to be American Stock Transfer & Trust Company, LLC.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW

AND OUR CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law applicable to us and of our charter and bylaws. For a complete description, we refer you to the MGCL and our charter and bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to Maryland law and our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which is prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors we have may be established by our board of directors but that the number may not be less than the minimum number required by the MGCL nor more than 15. Our charter and bylaws currently provide that, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies. Holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of our directors at any annual meeting. Directors are elected by a plurality of all votes cast in the election of directors.

Removal of Directors

Our charter provides that subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Cause means, with respect to any particular director, a conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (1) removing incumbent directors except upon a substantial affirmative vote and for cause and (2) filling the vacancies created by such removal with their own nominees.

Policy on Majority Voting

Our board of directors will adopt a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively withheld from his or her election than votes for his or her election will, within two weeks following certification of the stockholder vote by our company, submit a written resignation offer to our board of directors for consideration by our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following certification by our company of the stockholder vote with respect to such election, make a recommendation to our board of directors concerning the acceptance or rejection of the resignation offer. Our board of directors will take formal action on the recommendation no later than 90 days following certification of the stockholder vote by our company. We will publicly disclose, in a Form 8-K filed with the SEC, the decision of our board of directors. Our board of directors will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person) and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute.

We cannot assure you our board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of the resolution described above will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal. If our board of directors opted back into the business combination statute or failed to first approve a business combination, the business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority; or (C) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we are able to make a Subtitle 8 election, vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal also requires cause, (2) vest in the board the exclusive power to fix the number of directorships and (3) require, unless called by the chairman of our board of directors, our chief executive officer, our president or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on any matter at such a meeting to call a special meeting.

Meetings of Stockholders

Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually at a date, time and place set by our board of directors beginning in 2013. The chairman of our board of directors, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders will also be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may be properly considered at a meeting of stockholders and containing the information required in our bylaws.

Amendments to Our Charter and Bylaws

Except for amendments to the provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of our shares of stock and the vote required to amend these provisions (each of which must be advised by our board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only with the approval of our board of directors and the affirmative vote of the stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter. However, our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Securities—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock and—Power to Reclassify Our Unissued Shares of Stock.”

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution of Our Company

The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice provisions set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (1) by or at the direction of our board of directors or (2) provided, that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders, including restrictions on ownership and transfer of our stock and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt into the business combination provisions of the MGCL or the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the contract or transaction is fair and reasonable to us.

Upon the closing of this offering, we intend to adopt a policy that requires all contracts and transactions between us or any of our subsidiaries, on the one hand, and any of our directors or named executive officers or any entity in which such director or named executive officer is a director or has a material financial interest, on the other hand, to be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation or in any proceeding charging improper personal benefit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors, executive officers, chairman emeritus and certain other parties, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such. Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering and the formation transactions, we expect to have outstanding              shares of our Class A common stock (             shares of our Class A common stock if the underwriters exercise their option to purchase up to additional shares of our Class A common stock in full) and              shares of our Class B common stock. In addition, a total of              shares of our Class A common stock are reserved for issuance upon exchange of operating partnership units and conversion of Class B common stock and exchange of LTIP units that may be issued under our equity incentive plan.

Of these shares, the              shares of our Class A common stock sold in this offering (             shares if the underwriters exercise their option to purchase up to              additional shares of our Class A common stock in full) and the              shares of our Class A common stock issued in the formation transactions to certain investors that held interests in certain public existing entities in consideration for the acquisition of our predecessor will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership and transfer set forth in our charter, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The              shares of our Class A common stock issued to certain investors that held interests in private existing entities in consideration for the acquisition of our predecessor will be “restricted shares” as defined in Rule 144 and may not be sold unless registered under the Securities Act or sold in accordance with any exemption from registration, including Rule 144. The              shares of our Class B common stock issued to certain investors in the formation transactions may not be sold or otherwise transferred or encumbered except as set forth in our charter.

Prior to this offering, there has been no public market for our Class A common stock. Trading of our Class A common stock on the NYSE is expected to commence immediately following the completion of this offering. No prediction can be made as to the effect that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class A common stock (including shares of our Class A common stock issued upon the exchange of operating partnership units, LTIP units or the conversion of Class B common stock), or the perception that such sales are occurring or may occur, could adversely affect prevailing market prices of our Class A common stock. See “Risk Factors—Risks Related to This Offering—There has been no public market for our Class A common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the market price of shares of our Class A common stock and make it difficult for investors to sell their shares” and “Description of the Partnership Agreement of Empire State Realty OP, L.P.—Transferability of Operating Partnership Units; Extraordinary Transactions.”

Rule 144

After giving effect to this offering,              of our outstanding shares of Class A common stock that will be outstanding will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of              operating partnership units to certain of the continuing investors. Beginning on or after the date which is 12 months after the consummation of this offering, limited partners of our operating partnership have the right to require our operating partnership to redeem part or all of their operating partnership units for cash, or, at our election, to exchange for shares of our Class A common stock, based upon the fair market value of an equivalent number of shares of our Class A common stock at the time of the redemption, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Empire State Realty OP, L.P.”

Registration Rights

Upon completion of this offering and the formation transactions, we will enter into a registration rights agreement with certain persons receiving shares of our common stock or operating partnership units in the formation transactions, including certain members of our senior management team and our other continuing investors. Under the registration rights agreement, subject to certain limitations, not later than 12 months from the beginning of the first full calendar month following the completion of this offering, we will file one or more registration statements, which we refer to as the resale shelf registration statements, covering the resale of all shares of Class A common stock issued in the formation transactions (to the extent not already registered), all shares of Class A common stock issued to our independent directors, all shares of our Class A common stock issued to members of our senior management team pursuant to our equity incentive plan, and all shares of Class A common stock that may be issued upon redemption of operating partnership units or upon conversion of our Class B common stock, or collectively the registrable shares. We may, at our option, satisfy our obligation to prepare and file a resale shelf registration statement with respect to shares of our Class A common stock issued upon redemption of operating partnership units or issued upon conversion of shares of our Class B common stock by filing one or more issuer shelf registration statements, which, collectively with the resale shelf registration statements, we refer to as the shelf registration statements, registering the issuance by us of shares of our Class A common stock under the Securities Act, provided that we will be obligated to file an issuer shelf registration statement with respect to shares of our Class A common stock issued upon redemption of operating partnership units or issued upon conversion of shares of Class B common stock to continuing investors in the public existing entities. We have agreed to use our commercially reasonable efforts to cause each shelf registration statement to be declared effective within 120 days of filing, which we refer to as the shelf effective date. Commencing upon the shelf effective date, under certain circumstances, we will also be required to undertake an underwritten offering upon the written request of the Helmsley estate or the Malkin Group, which we refer to as the holders, provided (i) the registrable shares to be registered in such offering will have a market value of at least $150 million, except that with respect to the fourth underwritten offering described in subclause (iii) below that is requested by the Helmsley estate, the registrable securities to be registered in such offering will have a market value of at least $100 million; (ii) we will not be obligated to effect more than two underwritten offerings during any 12-month period following the resale shelf effective date; and (iii) no holder will have the ability to effect more than four underwritten offerings. In addition, commencing six months after the completion of this offering and ending on the shelf effective date (unless the resale shelf registration statement has not been declared effective on the shelf effective date, in which case during each 180 day period following the shelf effective date), the holders will have demand rights to require us, subject to certain limitations, to undertake an underwritten offering with respect to the registrable shares having a market value of at least $150 million under a registration statement, provided, however, that any such registration shall not be counted for purposes of determining the four underwritten offerings described in the preceding sentence. In addition, if we file a registration statement with respect to an underwritten offering for our own account or on behalf of a holder, each holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. With respect to underwritten offerings on behalf of a holder, we will have the right to register such number of primary shares as we request; provided, however, that if cut backs are required by the managing underwriters of such an offering, our primary shares shall be cutback first (but in no event will our shares be cut back to less than $25 million).

We have also agreed to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses (except we will pay any holder’s out-of-pocket fees (including disbursements of such holder’s counsel, accountants and other advisors) up to $25,000 in the aggregate for each underwritten offering and each filing of a resale shelf registration statement or demand registration statement), and any transfer taxes.

Equity Incentive Plan

Prior to the completion of this offering, we will adopt an equity incentive plan. Our equity incentive plan provides for the grant of incentive awards to our senior management team, our independent directors, advisers, consultants and other personnel. We intend to issue an aggregate of              LTIP units/shares of restricted Class A common stock to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees respectively, upon completion of this offering, and intend to reserve an additional              shares of our Class A common stock for issuance under our equity incentive plan.

We anticipate that we will file a registration statement with respect to the shares of our Class A common stock issuable under our equity incentive plan following the consummation of this offering. Shares of our Class A common stock covered by this registration statement, including shares of our Class A common stock issuable upon the exercise of options or shares of our restricted Class A common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

For more information regarding our equity incentive plan, see “Management—Equity Incentive Plan.”

Lock-up Agreements and Other Contractual Restrictions on Resale

We and each continuing investor, including members of our senior management team, and our independent directors have agreed with the representatives of the underwriters, subject to certain exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) owned by us or such person at the completion of this offering for a period of 180 days with respect to us and one year with respect to such other persons after the date of this prospectus without first obtaining the written consent of the representatives. However, commencing on the date that is 180 days after the date of this prospectus, each continuing investor (other than the Malkin Group and members of our senior management team) may sell up to 50% of the shares of common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by it. In addition, each continuing investor that receives Series ES operating partnership units may, immediately following this offering, sell his or her pro rata portion of the greater of 1,100,000 Series ES operating partnership units and $40.0 million in value of Series ES operating partnership units (based on the initial public offering price of our Class A common stock) and each continuing investor that receives Series 60 operating partnership units and Series 250 operating partnership units may, immediately following this offering, sell up to the same percentage as the percentage of each continuing investor’s Series ES operating partnership units that can be sold immediately following this offering. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of any lock-up period referred to above, we issue an earnings release or material news or a material event relating to our company occurs or (y) prior to the expiration of the lock-up periods referred to above, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the applicable lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our Class A common stock. For purposes of this section under the heading “U.S. Federal Income Tax Considerations,” references to “the company,” “we,” “our” and “us” mean only Empire State Realty Trust, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. You are urged to both review the following discussion and to consult your tax advisor to determine the effects of ownership and disposition of our shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, current administrative interpretations and practices of the IRS, (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Except to the extent described below under “—Gross Income Tests,” no advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

This summary is also based upon the assumption that the operation of the company, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. In addition, this summary assumes that stockholders hold our Class A common stock as a capital asset, which generally means as property held for investment. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of the stockholder’s investment or tax circumstances, or to stockholders subject to special tax rules, such as:

•	U.S. expatriates;

•	persons who mark-to-market our common stock;

•	subchapter S corporations;

•	U.S. stockholders, as defined below, whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies, or “RICs”;

•	REITs;

•	trusts and estates;

•	holders who receive our Class A common stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding their interest through a partnership or similar pass-through entity;

•	persons holding a 10% or more (by vote or value) beneficial interest in us;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	non-U.S. stockholders, as defined below.

For purposes of this summary, a U.S. stockholder is a beneficial owner of our Class A common stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A non-U.S. stockholder is a beneficial owner of our Class A common stock who is neither a U.S. stockholder nor an entity that is treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR CLASS A COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR CLASS A COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK.

Taxation of the Company

We intend to elect and to qualify to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2013. We believe we have been organized and we intend to operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2013.

The law firm of Clifford Chance US LLP has acted as our counsel in connection with this offering. We will receive the opinion of Clifford Chance US LLP prior to effectiveness of the registration statement of which this prospectus forms a part to the effect that, commencing with our taxable year ending December 31, 2013, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Clifford Chance US LLP will be based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described herein are completed in a timely fashion and that we will at all times operate in accordance with the method of operation described in our organizational documents and registration statement. Additionally, the opinion of Clifford Chance US LLP is conditioned upon factual representations and covenants made by our management regarding our organization, assets, and present and future conduct of our business operations and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action that could adversely affect our qualification as a REIT. Although we believe we will be organized and intend to operate so that we will qualify as a REIT commencing with our taxable year ending December 31, 2013, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or us that we will so qualify for any particular year. Clifford Chance US LLP will have no obligation to advise us or the holders of our Class A common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Clifford Chance US LLP. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest. Our ability to qualify as a REIT for a particular year also requires that we satisfy certain asset and income tests during such year, some of which depend upon the fair market values of assets in which we directly or indirectly own an interest. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Certain Tax Considerations Related to our Formation Transactions

In connection with formation transactions, Malkin Properties CT and Malkin Construction will merge with and into us in a transaction that is intended to be treated as a tax-deferred reorganization under the Code. If each of the mergers qualifies as a reorganization for U.S. federal income tax purposes, we will succeed to the earnings and profits of Malkin Properties CT and Malkin Construction, and our tax basis of those assets acquired from Malkin Properties CT and Malkin Construction will be determined by reference to the tax basis of the asset in the hands of, as relevant, Malkin Properties CT and Malkin Construction.

Each of Malkin Properties CT and Malkin Construction has elected to be treated as an S Corporation for U.S. federal income tax purposes under Section 1361 of the Code. If the merger of either or both of Malkin Properties CT and Malkin Construction into us does not qualify as a reorganization for U.S. federal income tax purposes, and if such corporation failed to qualify as an S corporation for U.S. federal income tax purposes, such merger would generally be treated as a sale by such corporation of its assets to us in a taxable transaction, and we would succeed to any tax liability of such corporation with respect to such gain. Assuming that Malkin Properties CT and Malkin Construction, as the case may be, qualified as an S corporation at the time of the merger and had not otherwise succeeded to any such tax liabilities or to the assets of a subchapter C corporation in a carryover basis transaction, such corporation generally would not have any such U.S. federal income tax liability from the merger. However, in such event, such corporation may have certain state and local tax liabilities, and we would succeed to any such tax liabilities as the legal successor-in-interest to such corporation. If either or both of such mergers do not qualify as a reorganization for U.S. federal income tax purposes, as a general matter, we would not succeed to the earnings and profits of the merging corporation and our tax basis in the assets we acquire from such corporation would not be determined by reference to the tax basis of the asset in the hands of such corporation, regardless of whether such corporation qualified as an S corporation.

In addition, the U.S. federal income tax treatment of the formation transactions could affect our ability to qualify as a REIT, as discussed below under “—Taxation of REITs—Requirements for Qualification—General” and “—Taxation of REITs—Requirements for Qualification—Tax on Built-In Gains.”

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT for a particular year depend upon our ability to meet, on a continuing basis during such year, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification as a REIT, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT.

Stockholders who are noncorporate U.S. stockholders are generally taxed on corporate dividends at a maximum rate of 20% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, ordinary dividends received by noncorporate U.S. stockholders from us or from other entities that are taxed as REITs are taxed at rates applicable to ordinary income, which are as high as 39.6%. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “—Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to U.S. federal income tax as follows:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.

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If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, as described below, such income will be subject to a 100% tax. See “—Requirements for Qualification—General—Prohibited Transactions,” and “—Requirements for Qualification—General—Foreclosure Property,” below.

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If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or leasehold as “foreclosure property,” we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), and (2) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

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If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.

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If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

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If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

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If we fail to distribute on an annual basis at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, or the “required distribution,” we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which U.S. federal income tax is paid at the corporate level.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification—General.”

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We may be subject to a 100% excise tax on some items of income and expense that are directly or constructively paid between us, our tenants and/or any TRSs if and to the extent that the IRS successfully adjusts the reported amounts of these items.

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If we acquire appreciated assets from a subchapter C corporation (generally a corporation that is not a REIT, an RIC or an S corporation) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any of the assets during the 10-year period following our acquisition of the assets from the subchapter C corporation. The results described in this paragraph assume that the subchapter C corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when we acquire the assets. See “—Tax on Built-in Gains” below.

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We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include the stockholder’s proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in the stockholder’s income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for the stockholder’s proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our Class A common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

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We will have subsidiaries or own interests in other lower-tier entities that are taxable C corporations, including Observatory TRS, Holding TRS, and any other TRSs, the earnings of which could be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, transfer, franchise, property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)	that has no earnings and profits from any non-REIT taxable year as of a successor to any subchapter C corporation at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. Our charter provides restrictions regarding the ownership and transfer of our shares, which are intended, among other purposes, to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. We intend to monitor the beneficial owners of our stock to ensure that our stock is at all times beneficially owned by 100 or more persons, but no assurance can be given that we will be successful in this regard. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, we are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with the stockholder’s tax return disclosing the actual ownership of the shares and other information.

With respect to condition (8), we believe we will not initially have any earnings and profits from any non-REIT taxable year or as a successor to any subchapter C corporation. As described above in the section entitled “Formation Transactions” and under “—Certain Tax Considerations Related to our Formation Transactions,” in connection with this offering, we will acquire Malkin Properties CT and Malkin Construction in a transaction pursuant to which we will succeed to the earnings and profits of the corporations, we believe that such corporations are S corporations that have distributed all accumulated earnings and profits and therefore will not cause us to have any non-REIT earnings and profits. If, however, either Malkin Properties CT or Malkin Construction did not, at any time, qualify as an S Corporation, or otherwise succeeded to the earnings and profits of a subchapter C Corporation, and assuming that either or both of the mergers qualified as a reorganization for U.S. federal income tax purposes, we generally would succeed to the subchapter C earnings and profits of Malkin Properties CT and/or Malkin Construction. In such case, we would be required to distribute any such earnings and profits by the close of the taxable year in which the mergers occur or we would fail to qualify as a REIT.

With respect to condition (9), we intend to adopt December 31 as our taxable year-end and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding, for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest (including our interest in our operating partnership and its equity interests in any lower-tier partnerships), is treated as our assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

As discussed in greater detail in “—Tax Aspects of Investments in Partnerships” below, an investment in a partnership involves special tax considerations. For example, it is possible that the IRS could treat a subsidiary partnership as a corporation for U.S. federal income tax purposes. In this case, the subsidiary partnership would be subject to entity-level tax and the character of our assets and items of gross income would change, possibly causing us to fail the requirements to qualify as a REIT. See “—Tax Aspects of Investments in Partnerships—Entity Classification” and “—Failure to Qualify” below. In addition, special rules apply in the case of appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership. In general terms, these rules require that certain items of income, gain, loss and deduction associated with the contributed property be allocated to the contributing partner for U.S. federal income tax purposes. These rules could adversely affect us, for example, by requiring that a lower amount of depreciation deductions be allocated to us, which in turn would cause us to have a greater amount of taxable income without a corresponding increase in cash and result in a greater portion of our distributions being taxed as dividend income. See “—Tax Aspects of Investments in Partnerships—Tax Allocations with Respect to Partnership Properties” below.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, as described below under “—Requirements for Qualification—General—Effect of Subsidiary Entities—Taxable REIT Subsidiaries,” that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by us—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Requirements for Qualification—General—Asset Tests” and “—Requirements for Qualification—General—Gross Income Tests.”

Taxable REIT Subsidiaries. A REIT generally may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate U.S. federal, state, local and income and franchise taxes on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders. Observatory TRS and Holding TRS will each elect to be treated as a corporation for U.S. federal income tax purposes, and we intend to jointly elect with each of Observatory TRS and Holding TRS, respectively, for each to be treated as a TRS. This will allow Observatory TRS and Holding TRS to invest in assets and engage in activities that could not be held or conducted directly by us without jeopardizing our qualification as a REIT.

For purposes of the gross income and asset tests applicable to REITs, a REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of such subsidiary corporations in determining the REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that a REIT, due to the requirements applicable to REITs, might otherwise not be able to undertake directly or through pass-through subsidiaries (or, if such activities could be undertaken, it would only be in a commercially unfeasible manner) such as, for example, activities that give rise to certain categories of income such as management fees. If dividends are paid to us by one or more TRSs we may own, then a portion of the dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders” and “—Requirements for Qualification—General—Annual Distribution Requirements.”

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, if a TRS has a debt to equity ratio as of the close of the taxable year exceeding 1.5 to 1, it may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

Rents received by us that include amounts for services furnished by a TRS to any of our tenants will not be subject to the excise tax if such amounts qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where (1) amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception; (2) a TRS renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable; (3) rents paid to us by tenants leasing at least 25% of the net leasable space at a property that are not receiving services from the TRS are substantially comparable to the rents paid to us by tenants leasing comparable space at such property and that are receiving such services from the TRS (and the charge for the services is separately stated); or (4) the TRS’s gross income from the service is not less than 150% of the TRS’s direct cost of furnishing the service. We intend that Holding TRS and/or its wholly owned subsidiaries will provide certain services to our tenants following the formation transactions. Although we intend to operate Holding TRS in a manner that does not cause us to be subject to the excise tax discussed above, there is no assurance that we will be successful in this regard.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gain from the disposition of shares of other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

Rents received by us will qualify as “rents from real property” in satisfying the 75% gross income test described above only if several conditions are met, including the following. The rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales or being based on the net income or profits of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property, if earned directly by us. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income, or through a TRS. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties if the gross income from such services does not exceed 1% of the total gross income from the property for the relevant taxable year. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the rents from treatment as rents from real property. If, however, the gross income from such non-customary services exceeds this 1% threshold, none of the gross income derived from the property for the relevant property is treated as rents from real property. For purposes of this test, the gross income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, we are permitted to provide services to tenants through a TRS without disqualifying the rental income received from tenants as rents from real property. While our operating partnership will provide services to our tenants directly following the formation transactions in a manner consistent with our qualification as a REIT, we intend to also cause Holding TRS and/or its wholly owned subsidiaries to provide certain other services following the formation transactions. Also, rental income will qualify as rents from real property only to the extent it is not treated as “unrelated party rent,” which generally includes rent from a tenant if we directly or indirectly (through application of certain constructive ownership rules) own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. However, rental payments from a TRS will qualify as rents from real property even if we own more than 10% of the total value or combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

Income from admissions to the Empire State Building observatory, and certain other income generated by the observatory, would not likely be qualifying income for purposes of the REIT gross income tests. We will jointly elect with Observatory TRS, the current lessee and operator of the observatory, which will be wholly owned by our operating partnership following the completion of this offering, for Observatory TRS to be treated as a TRS of ours for U.S. federal income tax purposes following the completion of this offering. Observatory TRS will lease the Empire State Building observatory from the operating partnership pursuant to a lease that provides for fixed base rental payments and variable rental payments equal to certain percentages of Observatory TRS’s gross receipts from the operation of the observatory. Given the unique nature of the real estate comprising the observatory, we do not believe that there is any space in the Empire State Building or in the same geographic area as the Empire State Building that would likely be considered sufficiently comparable to the observatory for the purpose of applying the exception to related party rent described above. We have received from the IRS a private letter ruling that the rent that our operating partnership will receive from Observatory TRS pursuant to the lease of the Empire State Building observatory will be qualifying income for purposes of the REIT gross income tests so long as such rent reflects the fair market rental value of the Empire State Building observatory as determined by an appraisal rendered by a qualified third party appraiser.

In addition, following completion of the offering our operating partnership will acquire various license agreements (i) granting certain third party broadcasters the right to use space on the tower on the top of the Empire State Building for certain broadcasting and other communication purposes and (ii) granting certain third party vendors the right to operate concession stands in the observatory. We have received from the IRS a private letter ruling that the license fees that our operating partnership will receive under these agreements will be treated as rental payments for the use of real property and therefore as qualifying income for purposes of the REIT gross income tests.

We are entitled to rely upon these rulings only to the extent that we did not misstate or omit a material fact in the ruling request and that we continue to operate in the future in accordance with the material facts described in such request, and no assurance can be given that we will always be able to do so. If we were not able to treat the rent that our operating partnership receives from Observatory TRS as qualifying income for purposes of the REIT gross income tests, we would be required to restructure the manner in which we operate the observatory, which would likely require us to cede operating control of the observatory by leasing the observatory to an affiliate or third party operator. If we were not able to treat the license fees that our operating partnership will receive from the license agreements described above as qualifying income for purposes of the REIT gross income tests, we would be required to enter into the license agreements described above through a TRS, which would cause the license fees to be subject to U.S. federal income tax and accordingly reduce the amount of our cash flow available to be distributed to our stockholders. In either case, if we are not able to appropriately restructure our operations in a timely manner, we would likely realize significant income that does not qualify for the REIT gross income tests, which could cause us to fail to qualify as a REIT.

Unless we determine that the resulting non-qualifying income under any of the following situations, taken together with all other non-qualifying income earned by us in the taxable year, will not jeopardize our qualification as a REIT, we do not intend to:

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charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

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rent any property to a related party tenant, including Observatory TRS, Holding TRS, or any other TRS, unless the rent from the lease to the TRS would qualify for the special exception from the related party tenant rule applicable to certain leases with a TRS;

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derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which no more than 15% of the total rent received under the lease; or

•	directly perform services considered to be non-customary or rendered to the occupant of the property.

We may receive distributions from Observatory TRS, Holding TRS, and any other TRSs or other C corporations that are neither REITs nor qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends received by us from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test, as described above, to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Although not currently anticipated, we may, on a selective basis, opportunistically make real estate-related debt investments, provided that the underlying real estate meets our criteria for direct investment. Under recent IRS guidance, we would be required to treat a portion of the gross income derived from a mortgage loan that is acquired at a time when the fair market value of the real property securing the loan is less than the loan’s face amount and there are other assets securing the loan as non-qualifying income for the 75% gross income test even if our acquisition price for the loan (that is, the fair market value of the loan at the time that we acquired it) is less than the value of the real property securing the loan. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless also qualify for purposes of the 95% gross income test.

In addition, although not currently anticipated, our opportunistic real estate-related debt investments may include mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns retail real estate assets. The IRS issued Revenue Procedure 2003-65, or the Revenue Procedure, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test (described above). Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Mezzanine loans that we acquire may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test (described above).

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property.

We expect to earn fees from certain construction services we will provide to our tenants and other third parties. Gross income from such services generally may only constitute qualifying income for purposes of the 75% and 95% gross income tests to the extent that it is attributable to construction services provided to our tenants in connection with the entering into or renewal of a lease. In addition, construction services provided to our tenants other than in such circumstances might constitute non-customary services. As a result, to the extent that we provide construction services to third parties or to tenants other than in connection with the entering into or renewal of a lease, we expect to provide such services through Holding TRS or another TRS, which will be subject to full corporate tax with respect to such income.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which we clearly identify as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of our company to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of the Company—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other REITs, and certain kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of Observatory TRS, Holding TRS, and any other TRSs held by us may not exceed 25% of the value of our total assets.

The 5% and 10% asset tests do not apply to securities of TRSs, qualified REIT subsidiaries or securities that are “real estate assets” for purposes of the 75% asset test described above. In addition, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. For these purposes, (1) a REIT’s interest as a partner in a partnership is not considered a security; (2) any debt instrument issued by a partnership (other than straight debt or another security that is excluded from the 10% value test) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries,” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partners).

As mentioned above, although not currently contemplated, we may, on a selective basis, opportunistically make real estate-related debt investments, provided the underlying real estate meets our criteria for direct investment. A real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Furthermore, under recent IRS guidance, unlike the rules described above that are applicable to the gross income tests, we would not be required to treat any portion of a mortgage loan as non-qualifying for the 75% asset test if at the time that we acquire the loan our acquisition price for the loan (that is, the fair market value of the loan at the time that we acquired it) does not exceed the fair market value of the real property securing the loan. Furthermore, although modifications of a loan held by us generally may be treated as an acquisition of a new loan for U.S. federal income tax purposes, a modification would not be treated as an acquisition of a new loan for these purposes provided that the modification is occasioned by a default or a significant risk of default.

After initially meeting the asset tests at the close of a quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values (including a failure caused solely by change in the foreign currency exchange rate used to value a foreign asset). If we fail to satisfy the asset tests because we acquire or increase our ownership interest in securities during a quarter, we can cure this failure by disposing of the non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, the 10% vote test, or the 10% value test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally, within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred) to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as the failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the relevant asset test.

We believe our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance with such tests on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. Moreover, the values of some of our assets, including the securities of Observatory TRS, Holding TRS, and any other TRSs or other non-publicly traded investments, may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our assets do not meet the requirements of the REIT asset tests.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(1)	the sum of:

•	90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and our net capital gains), and

•	90% of the net income from foreclosure property (after tax) as described below, and recognized built-in gain, as discussed above, minus

(2)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year, provided we pay such distribution with or before our first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement, and to give rise to a tax deduction to us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among our different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we would elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase their adjusted basis in our stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute on an annual basis at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such amount over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior periods) and (B) the amounts of income retained on which we have paid corporate income tax. We intend to distribute our net income to our stockholders in a manner that satisfies the REIT 90% distribution requirement and that protects us from being subject to U.S. federal income tax on our income and the 4% nondeductible excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the REIT distribution requirements due to timing differences between (1) the actual receipt of cash, including the receipt of distributions from any partnership subsidiaries and (2) the inclusion of items in income by us for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources including sales of our Class A common stock. Both a taxable stock distribution and sale of Class A common stock resulting from such distribution could adversely affect the price of our Class A common stock.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT qualification. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Tax on Built-In Gains

If we acquire appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation (a “carry-over basis transaction”), and if we subsequently dispose of any such assets during the 10 year period following the acquisition of the assets from the subchapter C corporation, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to us over the basis of such assets on such date, which we refer to as built-in gains. However, the built-in gains tax will not apply if the subchapter C corporation elects to be subject to an immediate tax when the asset is acquired by us.

As discussed above under “—Certain Tax Considerations Related to our Formation Transactions,” we intend that the merger of Malkin Properties CT and Malkin Construction with and into us will be carry-over basis transactions for U.S. federal income tax purposes. Assuming that both Malkin Properties CT and Malkin Construction have at all times qualified as S Corporations and have not otherwise acquired assets of a subchapter C Corporation in a carry over basis transaction, we will not be treated as acquiring assets from a subchapter C Corporation in a carry-over basis transaction as a result of the mergers. If, however, either Malkin Properties CT or Malkin Construction did not, at any time, qualify as an S Corporation, or otherwise acquired assets of a subchapter C Corporation in a carry-over transaction, and assuming that either or both of the mergers qualified as a reorganization for U.S. federal income tax purposes, the assets that we acquire from such entities could be subject to the built-in gains tax.

Recordkeeping Requirements

We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

Prohibited Transactions

Net income we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument in the REIT. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by us directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers, or that certain safe-harbor provisions of the Code discussed below that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property by Observatory TRS, Holding TRS, or any other TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

The Code provides a safe harbor that, if met, allows us to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, among other things, (i) we must have held the property for at least two years for the production of rental income (and, in the case of property which consists of land or improvements not acquired through foreclosure, we must have held the property for two years for the production of rental income), (ii) we capitalized expenditures on the property in the two years preceding the sale that are less than 30% of the net selling price of the property, and (iii) we (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) either (I) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year, or (II) the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year, and (III) in the case of either (I) or (II), substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. For these purposes, the sale of more than one property to one buyer as part of one transaction constitutes one sale.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

To the extent that we acquire non-performing or distressed debt secured by retail real estate assets with a view to subsequently taking control of the collateral (i.e., loan-to-own investments), any property that we acquire through such a transaction will not qualify to be treated as foreclosure property because it will not satisfy condition (2) in the preceding paragraph. However, provided that the income generated by such property is qualifying income for purposes of the 75% gross income test, such income will not be subject to tax at the maximum corporate rate assuming that it is currently distributed to our stockholders. See “—Requirements for Qualification—General—Annual Distribution Requirements.”

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT. Specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable in the case of noncorporate U.S. stockholders at a maximum rate of 20%, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we will be entitled to statutory relief in all circumstances.

Tax Aspects of Investments in Partnerships

General

We will hold investments through entities that are classified as partnerships for U.S. federal income tax purposes, including our interest in our operating partnership and equity interests in lower-tier partnerships. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests, based on our capital interest in such partnerships. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by subsidiary partnerships, based on our capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of our interest in partnership assets will be based on our proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that we hold an equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

Entity Classification

The investment by us in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of our subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, could be subject to an entity-level tax on its income.

Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation that for U.S. federal income tax purposes if it is a “publicly traded partnership” and it does not receive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” The Series ES, Series 60 and Series 250 operating partnership units of our operating partnership will be traded on the New York Stock Exchange and therefore, our operating partnership will be a publicly traded partnership. Accordingly, our operating partnership will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code for each of its taxable years. “Qualifying income” for purposes of the “qualifying income” exception is generally real property rents and other types of passive income. We believe, and both we and our operating partnership have represented to Clifford Chance US LLP in connection with its REIT qualification opinion, that our operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even though it will be a publicly traded partnership. The income requirements applicable to us to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences would cause our operating partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

If at the end of any taxable year the operating partnership fails to meet the qualifying income exception, it may still qualify as a partnership if it is otherwise entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) the operating partnership agrees to make such adjustments (including adjustments with respect to its partners) or to pay such amounts as are required by the IRS. It is not possible to state whether the operating partnership would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for the operating partnership’s first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances, the operating partnership will not qualify as a partnership for U.S. federal income tax purposes. Moreover, if this relief provision applies and the operating partnership retains its partnership status, it or the holders of operating partnerships units (during the failure period) will be required to pay such amounts as are determined by the IRS.

Moreover, if the operating partnership fails to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery as described above, and therefore was taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of our gross income would change and would preclude us from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) and the gross income tests as discussed in “—Requirements for Qualification—General—Asset Tests” and “—Requirements for Qualification—General—Gross Income Tests” above, and in turn would prevent us from qualifying as a REIT. See “—Failure to Qualify,” below, for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of any of our subsidiary partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

The operating partnership agreement generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code of the Treasury Regulations promulgated under this section of the Code.

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

In connection with the formation transactions, appreciated property will be acquired by our operating partnership in exchange for interests in our operating partnership. The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, the operating partnership has agreed to use the “traditional method” for accounting for book-tax differences for the properties acquired by the operating partnership in the consolidation. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of the acquired properties in the hands of our operating partnership (1) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (2) in the event of a sale of such properties, could cause us to be allocated gain in excess of our corresponding economic or book gain (or taxable loss that is less than our economic or book loss), with a corresponding benefit to the partners transferring such properties to our operating partnership for interests in our operating partnership. Therefore, the use of the traditional method could result in our having taxable income that is in excess of our economic or book income as well as our cash distributions from our operating partnership, which might adversely affect our ability to comply with the REIT distribution requirements or result in a greater portion of our distributions being treated as taxable dividend income.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our Class A common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our stock by the partnership.

Distributions. Provided that we qualify as a REIT, distributions made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our Class A common stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any is outstanding, and then to our common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to noncorporate U.S. stockholders who receive dividends from taxable subchapter C corporations.

In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has the stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains.

U.S. stockholders will increase their adjusted tax basis in our Class A common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of noncorporate U.S. stockholders, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for noncorporate U.S. stockholders, to the extent of previously claimed depreciation deductions.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a general matter, any such gain will be long-term capital gain if the shares have been held for more than one year. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

With respect to noncorporate U.S. stockholders, we may elect to designate a portion of our distributions paid to such U.S. stockholders as “qualified dividend income”. A portion of a distribution that is properly designated as qualified dividend income is taxable to noncorporate U.S. stockholders as capital gain, provided that the U.S. stockholder has held the Class A common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such Class A common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1) the qualified dividend income received by us during such taxable year from subchapter C corporations (including any TRSs);

(2) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

(3) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time our REIT election became effective over the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic subchapter C corporation, such as Observatory TRS, Holding TRS, and any other TRSs, and specified holding period and other requirements are met.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Requirements for Qualification—General—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Common Stock. In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of our Class A common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the Class A common stock at the time of the disposition. A U.S. stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (as discussed above), less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other noncorporate U.S. stockholders upon the sale or disposition of shares of our Class A common stock will be subject to a maximum U.S. federal income tax rate of 20% if our Class A common stock is held for more than 12 months, and will be taxed at ordinary income rates of up to 39.6% if our Class A common stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate holders) to a portion of capital gain realized by a noncorporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Prospective stockholders are advised to consult their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of our Class A common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of noncorporate taxpayers, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our Class A common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. stockholder as long-term capital gain.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our Class A common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. Although these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our Class A common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of our Class A common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to our Class A common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Expansion of Medicare Tax

Under recently enacted legislation, in certain circumstances, certain U.S. stockholders that are individuals, estates, and trusts pay a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of shares, effective for taxable years beginning after December 31, 2012. Prospective U.S. stockholders should consult their tax advisors regarding this new legislation.

Foreign Accounts

Under recently enacted legislation (referred to as “FATCA”) and subsequent guidance, certain payments made after June 30, 2014 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect of this recent legislation on their ownership and disposition of shares of their common stock.

Taxation of Tax-Exempt U.S. Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which is referred to in this registration statement as unrelated business taxable income, or “UBTI.” Although many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held our Class A common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our Class A common stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our Class A common stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c) (9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in our Class A common stock. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our stock.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock applicable to non-U.S. stockholders. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

Ordinary Dividends. The portion of dividends received by non-U.S. stockholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. stockholder generally will be treated as ordinary income and will be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our Class A common stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax (unless reduced or eliminated by an applicable income tax treaty) on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions. Unless (1) our Class A common stock constitutes a U.S. real property interest, or “USRPI,” or (2) either (A) the non-U.S. stockholder’s investment in our Class A common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (B) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions by us which are not treated as dividends for U.S. federal income tax purposes (i.e., not treaded as being paid out of our current and accumulated earnings and profits) will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will constitute a dividend for U.S. federal income tax purposes, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits and, therefore, did not constitute a dividend for U.S. federal income tax purposes. In addition, if our company’s Class A common stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. stockholder’s adjusted tax basis in our Class A common stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA,” at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding tax (at a rate of 10%) of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits plus the stockholder’s adjusted basis in our stock. As discussed below, we expect that our Class A Class A common stock will not be treated as a USRPI in the hands of a non-U.S. stockholder who holds less than 5% of our Class A common stock.

Because it will not generally be possible for us to determine the extent to which a distribution will be from our current or accumulated earnings and profits at the time the distribution is made, we intend to withhold and remit to the IRS 30% of distributions to non-U.S. stockholders (other than distributions that are deemed to be attributable to USRPI capital gains, as described in greater detail below) unless (i) a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate with us; or (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business. However, if we determine that any of our stock held by a non-U.S. stockholder is likely to be treated as a USRPI, we intend to withhold and remit to the IRS at least 10% of distributions on such stock even if a lower rate would apply under the preceding discussion.

Capital Gain Dividends. Under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries, or “USRPI capital gains,” will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of any distribution to the extent it is attributable to USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. However, this 35% withholding tax will not apply to any distribution with respect to any class of our stock which is “regularly traded” on an established securities market located in the United States (as defined by applicable Treasury Regulations) if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of such dividend. Instead, any such distribution will be treated as a distribution subject to the rules discussed above under “—Taxation of Stockholders—Taxation of Non-U.S. Stockholders—Ordinary Dividends.” Also, the branch profits tax will not apply to such a distribution.

A distribution is not attributable to USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are not attributable to USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. stockholder’s investment in our Class A common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year). We intend to withhold and remit to the IRS 35% of a distribution to a non-U.S. stockholder only to the extent that such distribution is attributable to USRPI capital gains. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability or refundable when the non-U.S. stockholder properly and timely files a tax return with the IRS.

Dispositions of Our Class A Common Stock. Unless our Class A common stock constitutes a USRPI, a sale of the stock by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. The stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. However, we expect that more than 50% of our assets will consist of interests in real property located in the United States.

Still, our Class A common stock nonetheless will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of its shares of Class A common stock or the period of existence), less than 50% in value of its outstanding stock is held directly or indirectly by non-U.S. stockholders. We expect to be a domestically controlled qualified investment entity and, therefore, the sale of our Class A common stock should not be subject to taxation under FIRPTA. Because our stock will be publicly traded, however, no assurance can be given that we will be, or that if we are, that we will remain, a domestically controlled qualified investment entity.

Specific “wash sale” rules applicable to sales of shares in a REIT could result in gain recognition, taxable under FIRPTA, upon the sale of our Class A common stock. These rules would apply if a non-U.S. stockholder (1) disposes of our Class A Class A common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. stockholder as gain from the sale or exchange of a USRPI, (2) is treated as acquiring, or as entering into a contract or option to acquire, other shares of our Class A Class A common stock during the 61-day period that begins 30 days prior to such ex-dividend date, and (3) if shares of our Class A Class A common stock are “regularly traded” on an established securities market in the United States, such non-U.S. stockholder has owned more than 5% of our Class A Class A common stock at any time during the one-year period ending on the date of such distribution.

In the event that we do not constitute a domestically controlled qualified investment entity, a non-U.S. stockholder’s sale of our Class A common stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) our Class A common stock is “regularly traded on an established securities market located in the United States” (as defined by applicable Treasury Regulations), and (2) the selling non-U.S. stockholder owned, actually or constructively, 5% or less of our outstanding Class A common stock at all times during the five-year period ending on the date of sale.

If gain on the sale of our Class A common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, including applicable alternative minimum tax (and a special alternative minimum tax in the case of non-resident alien individuals), and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our Class A common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder’s investment in our Class A common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Backup Withholding and Information Reporting

We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at a rate of 28% with respect to dividends paid, unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify its non-foreign status.

We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our Class A common stock within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our Class A common stock conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Accounts

The recently enacted FATCA legislation may, pursuant to recently finalized Treasury Regulations and other guidance, impose withholding taxes on U.S. source payments made after June 30, 2014 to “foreign financial institutions” and certain other non-U.S. entities and disposition proceeds of U.S. securities realized after December 31, 2016. Under FATCA, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own shares of our Class A common stock through foreign accounts or foreign intermediaries and to certain non-U.S. stockholders. FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our Class A common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution that is not otherwise exempt, it must either enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement this legislation, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective stockholders should consult their tax advisors regarding this legislation.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local and foreign taxation in various jurisdictions, including those in which they or we transact business, own property or reside. We will likely own interests in properties located in a number of jurisdictions, and we may be required to file tax returns and pay taxes in certain of those jurisdictions. The state, local or foreign tax treatment of our company and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisor regarding the application and effect of state, local and foreign income and other tax laws on an investment in our Class A common stock.

Proposed Legislation or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our Class A common stock.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan, or plan, subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider the fiduciary standards under ERISA in the context of the plan’s particular circumstances before authorizing an investment of a portion of such plan’s assets in the shares of our Class A common stock. Accordingly, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA, “disqualified persons” within the meaning of Code). Thus, a plan fiduciary considering an investment in the shares of our Class A common stock should also consider whether the acquisition or the continued holding of the shares of our Class A common stock might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor, or the DOL.

The DOL has issued final regulations, or the DOL Regulations, as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the 1940 Act as amended, the plan’s assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The shares of our Class A common stock are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. We expect our Class A common stock to be “widely held” upon completion of this offering.

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are “freely transferable.” We believe the restrictions imposed under our charter on the transfer of our Class A common stock are limited to the restrictions on transfer generally permitted under the DOL Regulations are not likely to result in the failure of Class A common stock to be “freely transferable.” The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

We believe our Class A common stock will be “widely held” and freely transferable,” and therefore that our Class A common stock should be publicly offered securities for purposes of the DOL Regulations and that our assets should not be deemed to be “plan assets” of any plan that invests in our Class A common stock. Operating partnership units may not be sold to or held by any “benefit plan investor” as defined under Section 3(42) of ERISA.

Each holder of our common stock will be deemed to have represented and agreed that either it is not subject to ERISA or Section 4975 of the Code, or its purchase and holding of such common stock (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, each continuing investor, including members of our senior management team, and our independent directors have agreed not to offer, sell, transfer or otherwise dispose of any common stock or securities convertible into or exchangeable for Class A common stock (including operating partnership units) for 180 days with respect to us and one year with respect to such other persons after the date of this prospectus without obtaining the prior written consent of the representatives. However, commencing on the date that is 180 days after the date of this prospectus, each continuing investor (other than the Malkin Group and members of our senior management team) may sell up to 50% of the shares of our common stock or securities convertible or exchangeable into Class A common stock (including operating partnership units) held by it. In addition, each continuing investor that receives Series ES operating partnership units may, immediately following this offering, sell his or her pro rata portion of the greater of 1,100,000 Series ES operating partnership units and $40.0 million in value of Series ES operating partnership units (based on the initial public offering price of our Class A common stock) and each continuing investor that receives Series 60 operating partnership units and Series 250 operating partnership units may, immediately following this offering, sell up to the same percentage as the percentage of each continuing investor’s Series ES operating partnership units that can be sold immediately following this offering. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of any lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up periods referred to above, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the applicable lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We have applied to have our Class A common stock listed on the New York Stock Exchange under the symbol “ESRT.” In order to meet the requirements for listing on that or another exchange, the underwriters have undertaken to sell a minimum number of shares of common stock to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of common stock may not develop. It is also possible that after the offering the shares of common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. These underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus may be available on the Internet Web site maintained by certain underwriters. Other than any prospectus in electronic format, the information on an underwriter’s Web site is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

We expect to obtain an $800.0 million secured revolving and term credit facility upon the closing of this offering from lenders that will include certain of the underwriters of this offering or their respective affiliates. We have obtained a commitment for $400.0 million of availability under the secured revolving and term credit facility, subject to satisfaction of certain conditions precedent, from the representatives of the underwriters or their respective affiliates and they have also agreed to use commercially reasonable efforts to syndicate the remainder of the facility. In their capacity as lenders under the facility, these underwriters or their respective affiliates will receive certain customary fees and expense reimbursements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering—Secured Revolving and Term Credit Facility.”

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York. In addition, the description of U.S. federal income tax consequences contained in the section of the prospectus entitled “U.S. Federal Income Tax Considerations” is based on the opinion of Clifford Chance US LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Hogan Lovells US LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited (i) the consolidated balance sheet of Empire State Realty Trust, Inc. at December 31, 2012 as set forth in their report appearing elsewhere in this prospectus and registration statement, (ii) the combined financial statements and schedules of Empire State Realty Trust, Inc., Predecessor at December 31, 2012 and 2011, and for each of the three years ended December 31, 2012, as set forth in their report appearing elsewhere in this prospectus and registration statement and (iii) the consolidated financial statements of Empire State Building Company L.L.C. and Affiliates at December 31, 2012 and 2011, and for each of the two years ended December 31, 2012, as set forth in their report appearing elsewhere in this prospectus and registration statement. Also, Ernst & Young LLP, independent auditors, has audited (i) the statements of revenues and certain expenses of 1333 Broadway Associates, L.L.C. for each of the three years in the period ended December 31, 2012 as set forth in their report appearing elsewhere in this prospectus and registration statement, (ii) the statements of revenues and certain expenses of 1350 Broadway Associates, L.L.C. for each of the three years in the period ended December 31, 2012 as set forth in their report appearing elsewhere in this prospectus and registration statement, and (iii) the statements of revenues and certain expenses of 501 Seventh Avenue Associates, L.L.C. for each of the three years in the period ended December 31, 2012 as set forth in their report appearing elsewhere in this prospectus and registration statement. We have included each of the aforementioned financial statements and schedules in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports given on their authority as experts in accounting and auditing.

Unless otherwise indicated, the statistical and economic market data included in this prospectus, including information relating to the economic conditions within our markets contained in “Prospectus Summary” and “Economic and Market Overview” is derived from market information prepared for us by RCG Consulting Group, or RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG’s authority as an expert in such matters. We paid RCG a fee of $30,000 for its services.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.empirestaterealtytrust.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act, with respect to the shares of Class A common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of Class A common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Empire State Building Company L.L.C. and Affiliates
Interim Historical Consolidated Financial Statements:
Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 (audited)	F-125
Consolidated Statements of Income for the six months ended June 30, 2013 and 2012 (unaudited)	F-126
Consolidated Statements of Changes in Equity for the six months ended June 30, 2013 (unaudited) and for the year ended December 31, 2012 (audited)	F-127
Consolidated Statements of Cash Flows for the six months ended June 30, 2013 and 2012 (unaudited)	F-128
Notes to Empire State Building Company L.L.C. and Affiliates Consolidated Financial Statements	F-129

1333 Broadway Associates L.L.C.:
Report of Independent Auditors — Ernst & Young LLP	F-145
Statements of Revenues and Certain Expenses for the six months ended June 30, 2013 and 2012 (unaudited) and for the years ended December 31, 2012, 2011 and 2010 (audited)	F-146
Notes to the Statements of Revenues and Certain Expenses	F-147

1350 Broadway Associates L.L.C.:
Report of Independent Auditors — Ernst & Young LLP	F-150
Statements of Revenues and Certain Expenses for the six months ended June 30, 2013 and 2012 (unaudited) and for the years ended December 31, 2012, 2011 and 2010 (audited)	F-151
Notes to the Statements of Revenues and Certain Expenses	F-152

501 Seventh Avenue Associates L.L.C.:
Report of Independent Auditors — Ernst & Young LLP	F-156
Statements of Revenues and Certain Expenses for the six months ended June 30, 2013 and 2012 (unaudited) and for the years ended December 31, 2012, 2011 and 2010 (audited)	F-157
Notes to the Statements of Revenues and Certain Expenses	F-158

Empire State Realty Trust, Inc.

Unaudited Pro Forma Financial Information

(in thousands)

As used in these unaudited pro forma condensed consolidated financial statements, unless the context otherwise requires, “we”, “us”, and “our company” mean the Predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its consolidated subsidiaries upon consummation of its initial public offering, or this offering, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets of entities owning various controlling and non-controlling interests in real estate assets and the equity interests of certain management businesses controlled and managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the completion of this offering, we will engage in a series of formation transactions, pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses, which we refer to as our formation transactions. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or the Operating Partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the Predecessor; (iii) facilitate this offering; and (iv) elect to be and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2013. We will not have any operating activity until the consummation of this offering and the formation transactions.

Empire State Realty Trust, Inc., Predecessor, or the Predecessor, is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the Sponsors own interests in and control, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities which we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term the “Predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor”; (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 380,000 rentable square foot office building and garage that we will own after the formation transactions described in this prospectus, which we refer to as the “existing entities”; (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties”; (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY”; (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT”; and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction”. The term “the Predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The Predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Empire State Realty Trust, Inc.

Unaudited Pro Forma Financial Information

(in thousands)

Controlled Entities

As of June 30, 2013 and December 31, 2012, properties that the Sponsors own interests in and control and whose operations are 100% consolidated into the financial statements of the Predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 380,000 rentable square feet office building and garage.

The acquisition of interests in the Predecessor will be recorded at historical cost at the time of the formation transactions.

Non-Controlled Entities

As of June 30, 2013 and December 31, 2012, properties in which the Sponsors own and control non-controlling interests and whose operations are reflected in the Predecessor’s combined financial statements as equity interests include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York – Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York – 1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York – 1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York – 501 Seventh Avenue Associates L.L.C.

Empire State Realty Trust, Inc.

Unaudited Pro Forma Financial Information

(in thousands)

All of our business activities will be conducted through the Operating Partnership. We will be the sole general partner of the Operating Partnership. Pursuant to the formation transactions, our Operating Partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including the Predecessor’s management companies), and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, par value $0.01 per share, or the Class A common stock; shares of our Class B common stock, par value $0.01 per share, or the Class B common stock; operating partnership units of the Operating Partnership, or operating partnership units; and/or cash.

We will be a self-administered and self-managed REIT. Additionally, we will form or acquire one or more taxable REIT subsidiaries, or TRSs, that will be owned by the Operating Partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, including the Empire State Building observatory operations, cleaning services, cafeteria, restaurant and fitness center, property management and leasing, construction, and property maintenance.

The unaudited pro forma condensed consolidated financial statements assume the closing of this offering and that prior to or concurrently with the closing of this offering, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, 100% of (i) the 18 properties in which the Predecessor owns a controlling or non-controlling interest, (ii) one development parcel in which the Predecessor owns a controlling interest and (iii) the business and assets of the Predecessor management businesses. In the aggregate, these interests, or the Interests, will comprise our ownership of our property portfolio. We will not acquire the Predecessor’s affiliates’ interests in the option properties, the excluded properties or the excluded businesses (each such term as defined in this prospectus) (none of which are reflected in the Predecessor’s financial statements) in connection with the formation transactions.

For purposes of these unaudited pro forma condensed consolidated financial statements in this filing, we have assumed that we will acquire the Interests for an aggregate equity value of approximately $4,182,309. This amount represents the aggregate exchange value as determined by an independent valuation firm, or the independent valuer, for the purpose of allocating equity interests in the 18 office and retail assets, one development parcel and the Predecessor’s management companies that are being contributed to our company pursuant to the consolidation. The independent valuer’s appraisal was prepared for the purpose of determining these allocations and not for the purpose of establishing the absolute enterprise value of our company. However, we have used the independent valuer’s appraisal as our preliminary estimate in order to complete the pro forma financial statements for purposes of this filing. The independent valuer’s appraisal may be materially different from the market determination of the enterprise value of our company in this offering. The aggregate consideration for the acquisition of the Interests that will be shown in the pro forma condensed consolidated financial statements included in this prospectus relating to this offering will reflect an aggregate enterprise value based on the mid-point of the range of initial public offering prices per share set forth in this preliminary prospectus and not the aggregate exchange value as determined by the independent valuer.

The owners of the controlled entities, the non-controlled entities and the Predecessor’s management companies will receive shares of our Class A common stock, shares of our Class B common stock, operating partnership units, cash (all of which is expected to be provided from the net proceeds of this offering) or a combination thereof as consideration for the Interests. The number of shares of common stock and operating partnership units to be issued in the formation transactions will be determined by dividing the enterprise value of our company (which for this purpose excludes indebtedness) as determined by market conditions at the time of,

Empire State Realty Trust, Inc.

Unaudited Pro Forma Financial Information

(in thousands)

and immediately preceding, this offering, or the enterprise value, by the actual initial public offering price per share, or the offering price, reduced by the number of shares of common stock and operating partnership units which would have otherwise been issuable to investors in the controlled and non-controlled entities that receive cash.

For purposes of these unaudited pro forma condensed consolidated financial statements, we have assumed that (i) the enterprise value (which excludes indebtedness) is equal to the exchange value; and (ii) the gross proceeds of this offering will be $            (assuming no exercise of the underwriters’ option to purchase additional shares). We cannot make any guarantee as to (i) what the enterprise value of our company in this offering will be; (ii) what the offering price will be; or (iii) what the actual gross proceeds in this offering will be. We are making these assumptions for illustrative purposes only and actual results may materially differ from these assumptions. The formation transactions will be consummated substantially concurrently with the closing of this offering. The enterprise value (which is based on this offering price) will be determined by, among other things, market conditions at the time of pricing of this offering, the historical and future performance of the company and its portfolio of properties and the market’s view of the company’s net asset value and other valuation metrics. Today, some REITs’ common stock trades at a premium to perceived net asset value and others trade at a discount to perceived net asset value. The market’s view of the company’s net asset value determined in connection with this offering could be less than the exchange values determined based on the Appraisal. The Appraisal was undertaken in connection with establishing relative value for the purpose of allocation of interests in the company among contributors of interests in the properties and not to establish the value of shares of common stock in the company upon completion of this offering. In contrast, the pricing of REIT initial public offerings generally takes into account different factors not considered in the Appraisal, including current conditions in the securities markets, investor preferences and the market’s view of the company’s management team. Additionally, the Appraisal did not take into account transaction costs for the consolidation and this offering.

The supervisor believes that initial public offering pricing for REIT common stock generally is at a discount to the market price for common stock of well-established, publicly-traded REITs, and that the company’s IPO pricing will be no different. For this and other reasons, the supervisor expects that the enterprise value at the pricing of this offering will be lower than the aggregate exchange value at the pricing of this offering, and such discount at the pricing of this offering could be material and substantial. This discount cannot be determined until the pricing of this offering. As the company continues to develop a track record as a public company, the supervisor believes that the company’s trading price following this offering will be based on, among other things, the company’s historical and future performance, its performance relative to its peers, market conditions generally and its continued seasoning in the public markets.

As consideration for the acquisition of the Interests, we will issue to the investors in the controlled entities, the non-controlled entities and the Predecessor’s management companies an aggregate of                     shares of our Class A common stock,            shares of our Class B common stock,             of operating partnership units and $        in cash. The cash amount will be provided by the net proceeds of this offering. The formation transactions will be consummated substantially concurrently with the closing of this offering.

We expect that the net proceeds from this offering will be approximately $         after deducting estimated underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the assumed underwriters’ option to purchase additional shares. We expect that the net proceeds from this offering will be used to repay debt, for debt assumption fees, transfer taxes and as cash consideration to (i) non-accredited investors in the private existing entities; and (ii) tax-exempt investors in the private existing entities who elect cash consideration.

Empire State Realty Trust, Inc.

Unaudited Pro Forma Financial Information

(in thousands)

Following the completion of this offering and the formation transactions, we will be the sole general partner of, and own     % of the interests in, the Operating Partnership. We will have control over major decisions, including the decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, we will consolidate the assets, liabilities and operations of the Operating Partnership. We will contribute the net proceeds of this offering to the Operating Partnership in exchange for operating partnership units.

We have determined that one of the Predecessor entities, Malkin Holdings LLC, is the acquirer for accounting purposes, and therefore the contribution of, or acquisition by merger in, the controlled entities is considered a transaction between entities under common control since the Sponsors control a majority of the assets of, or equity interests in, each of the controlled entities comprising the Predecessor. As a result, the acquisition of the assets of, or equity interests in, each of the controlled entities will be recorded at the Predecessor’s historical cost. The contribution of the assets of, or acquisition by merger in, the four non-controlled entities (including the Predecessor’s non-controlling interest in these entities) will be accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of these assets and liabilities has been allocated in accordance with Accounting Standards Codification, or ASC, Section 805-10, Business Combinations. Our methodology for allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and appraised values. We estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements), identified intangible assets and liabilities (consisting of acquired above-market leases, acquired in-place lease value, acquired below-market leases, in-place management agreements and goodwill) and assumed debt.

Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. The value allocated to in-place lease costs (tenant improvements, leasing commissions and in-place lease costs) is amortized over the related lease term and reflected as a component of depreciation and amortization. The value of above- and below-market leases is amortized over the related lease term and reflected as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. No value has been allocated to in-place management agreements as the fair value of these contracts approximate market. Goodwill is not amortized, but it is evaluated at least annually for impairment. The fair value of the debt assumed is determined using current market interest rates for comparable debt financings and the resulting premium is amortized as a component of interest expense over the remaining loan term. The estimated purchase price of the non-controlled entities for pro forma purposes is based on the assumptions stated above and are solely utilized for illustrative purposes.

The unaudited pro forma condensed consolidated financial statements as of, and for the six months ended June 30, 2013 and for the year ended December 31, 2012, are presented as if (i) the formation transactions, (ii) this offering, and related use of proceeds; and (iii) certain other miscellaneous adjustments are effective concurrent with this offering and had all occurred on June 30, 2013, for the unaudited pro forma condensed consolidated balance sheet and on January 1, 2012 for the unaudited pro forma condensed consolidated statements of income.

The unaudited pro forma adjustments included herein reflect: (i) combining the properties and the Predecessor’s management companies as a result of the acquisition of the assets of the controlled entities (including the non-controlling interests) and the non-controlled entities through contributions and mergers by our company and the Operating Partnership and the issuance of operating partnership units, shares of our Class A common stock and shares of our Class B common stock and the payment of cash to the investors in the controlled and non-controlled entities as part of the formation transactions; (ii) the issuance of shares of our

Empire State Realty Trust, Inc.

Unaudited Pro Forma Financial Information

(in thousands)

Class A common stock in this offering; (iii) the costs of entering into, and borrowings under, the secured term loan and the refinancing of existing mortgages secured by the Empire State Building with proceeds from such secured term loan; and (iv) other pro forma adjustments.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the combined historical financial statements of the Predecessor and the non-controlled entities, including the notes thereto, and other financial information and analysis, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements (i) are based on available information and assumptions that we deem reasonable; (ii) are presented for informational purposes only; (iii) do not purport to represent our financial position or results of operations or cash flows that would actually have occurred assuming completion of the formation transactions, this offering and other adjustments described above all had occurred on June 30, 2013, for the pro forma condensed consolidated balance sheet or on January 1, 2012 for the pro forma condensed consolidated statements of income; and (iv) do not purport to be indicative of our future results of operations or our financial position.

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Condensed Consolidated Balance Sheet

June 30, 2013

(unaudited and in thousands)

	Empire State Realty Trust, Inc. (A)	Predecessor (B)	Acquisition of Non-Controlled Entities (C)	Other Pro Forma Adjustments		Consolidated Balance Sheet Prior to the IPO	Proceeds from Offering		Uses of Proceeds from Offering		Other Equity Adjustments (Q)	Company Pro Forma
Assets
Commercial real estate properties, at cost	$—	$984,766	$587,898	$(15,600	)(D)	$1,557,064	$—		$—		$—	$1,557,064
Less: accumulated depreciation	—	(270,866)	—	—		(270,866)	—		—		—	(270,866)

	—	713,900	587,898	(15,600)		1,286,198	—		—		—	1,286,198
Cash and cash equivalents	—	80,516	1,949	$(42,537	)(E)	39,928	—	(K)	—		—	36,328
										(L)
										(M)
										(N)
									(3,600)	(O)
										(P)
Restricted cash	—	32,155	31,211	$(1,211	)(E)	62,155	—		—		—	62,155
Tenant and other receivables, net	—	8,144	8,261	(250	)(D)	16,155	—		—		—	16,155
Deferred rent receivables, net	—	51,808	—	—		51,808	—		—		—	51,808
Investment in non-controlled entities	—	82,515	—	(82,515	)(F)	—	—		—		—	—
Deferred costs, net	—	96,917	272,537	(32,473	)(G)	336,981	—		—		—	336,981
Due from affiliated companies	—	14,808	—	(13,194	)(H)	1,614	—		—		—	1,614
Prepaid expenses and other assets	—	13,010	21,076	—		34,086	—		—		—	34,086
Below market ground lease	—	—	64,635	—		64,635	—		—		—	64,635
Goodwill	—	—	883,268	—		883,268	—		—		—	883,268

Total Assets	$—	$1,093,773	$1,870,635	$(187,780)		$2,776,828	$—		$(3,600)		$—	$2,773,228

Liabilities
Mortgage notes payable	$—	$1,025,655	$136,614	$(269,000	)(I)	$893,269	$—		$—		$—	$893,269
Unsecured loan and notes payable-related parties	—	19,839	—	(14,739	)(D)	5,100	—		(5,100	)(O)	—	—
Term loan and credit facility	—	—	—	269,000	(I)	269,000	—		1,500	(O)	—	270,500
Accrued interest payable	—	3,332	—	—		3,332	—		—		—	3,332
Accounts payable and accrued expenses	—	22,075	10,133	—		32,208	—		—		—	32,208
Due to affiliated companies	—	30,459	—	(18,774	)(J)	11,685	—		—		—	11,685
Deferred revenue and other liabilities	—	4,072	162,878	—		166,950	—		—		—	166,950
Tenants’ security deposits	—	17,714	12,529	—		30,243	—		—		—	30,243

Total Liabilities	—	1,123,146	322,154	(33,513)		1,411,787	—		(3,600)		—	1,408,187

Owners’ Equity (Deficit)
Common stock and additional paid in capital	—	—	—	—		—	—		—		—	—
Total predecessor equity (deficit)	—	(29,373)	1,548,681	(154,267)		1,365,041	—		—		—	1,365,041	(R)
Non-controlling interest	—	—	—	—		—	—		—		—	—

Total Equity	—	(29,373)	1,548,681	(154,267)		1,365,041	—		—		—	1,365,041

Total Liabilities and Owners’ Equity (Deficit)	$—	$1,093,773	$1,870,835	$(187,780)		$2,776,828	$—		$(3,600)		$—	$2,773,228

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Condensed Consolidated Statements of Income

For the Six Months Ended June 30, 2013

(unaudited and in thousands except per share amounts)

	Empire State Realty Trust, Inc. (AA)	Predecessor (BB)	Acquisition of Non-Controlled Entities(CC)	Adjustments		Company Pro Forma
Revenues
Rental revenue	$—	$88,905	$81,848	$(10,151	)(DD)	$160,602
Tenant expense reimbursement	—	13,634	12,093	—		25,727
Third party management and other fees	—	4,183	—	(521	)(EE)	3,662
Construction revenue	—	12,400	—	—		12,400
Observatory revenue	—	—	44,196	—		44,196
Other income and fees	—	2,867	2,804	(1,549	)(EE)	4,122

Total Revenues	—	121,989	140,941	(12,221)		250,709

Expenses
Operating expenses	—	25,958	36,975	—		62,933
Marketing, general, and administrative expenses	—	13,174	4,377	(1,240	)(FF)
				3,211	(GG)
				225	(HH)
				1,953	(II)	21,700
Observatory expenses	—	—	10,723	—		10,723
Construction expenses	—	12,789	—	—		12,789
Acquisition expenses	—	—	4,841	(4,841	)(JJ)	—
Formation transaction expenses	—	3,000	—	(3,000	)(JJ)	—
Real estate taxes	—	15,787	19,145	—		34,932
Depreciation and amortization	—	25,267	25,470	—		50,737

Total Operating Expenses	—	95,975	101,531	(3,692)		193,814

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	—	26,014	39,410	(8,529)		56,895
Interest expense, net	—	28,911	2,378	(3,630	)(KK)	27,659

Income (loss) from Operations before Equity in Net Income of Non-controlled entities	—	(2,897)	37,032	(4,899)		29,236
Equity in net income of non-controlled entities	—	7,898	—	(7,898	)(LL)	—

Net income	$—	$5,001	$37,032	$(12,797)		29,236

Less: net income attributable to non-controlling interests							(MM)

Net income attributable to equity owners

Pro Forma weighted average common shares outstanding — basic and diluted

Pro Forma weighted average operating partnership units outstanding - basic and diluted

Pro Forma basic earnings per share							(NN)

Pro Forma diluted earnings per share							(OO)

EMPIRE STATE REALTY TRUST, INC. AND SUBSIDIARIES

Pro Forma Condensed Consolidated Statements of Income

For the Year Ended December 31, 2012

(unaudited and in thousands except per share amounts)

	Empire State Realty Trust, Inc. (AA)	Predecessor (BB)	Acquisition of Non-Controlled Entities(CC)	Adjustments		Company Pro Forma
Revenues
Rental revenue	$—	$196,187	$155,534	$(39,415	)(DD)		$312,306
Tenant expense reimbursement	—	29,483	31,526	—			61,009
Third party management and other fees	—	5,103	—	(2,043	)(EE)		3,060
Construction revenue	—	18,902	—	—			18,902
Observatory revenue	—	—	92,156	—			92,156
Other income and fees	—	10,619	16,802	(3,588	)(EE)		23,833

Total Revenues	—	260,294	296,018	(45,046)			511,266

Expenses
Operating expenses	—	55,707	83,223	—			138,930
Marketing, general, and administrative expenses	—	20,963	8,831	(3,557	)(FF)		—
				3,408	(GG)		—
				450	(HH)		—
				3,906	(II)		34,001
Observatory expenses	—	—	20,709	—			20,709
Construction expenses	—	19,592	—	—			19,592
Acquisition expenses	—	—	10,566	(10,566	)(JJ)		—
Formation Transaction Expenses		2,247		(2,247	)(JJ)		—
Real estate taxes	—	30,406	34,688	—			65,094
Depreciation and amortization	—	42,690	58,428	—			101,118

Total Operating Expenses	—	171,605	216,445	(8,606)			379,444

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	—	88,689	79,573	(36,440)			131,822

Interest expense, net	—	54,394	4,422	(4,660	)(KK)		54,156

Income from Operations before Equity in Net Income of Non-controlled entities	—	34,295	75,151	(31,780)			77,666
Equity in net income of non-controlled entities	—	14,348	—	(14,348	)(LL)		—

Net income	$—	$48,643	$75,151	$(46,128)			77,666

Less: net income attributable to non-controlling interests								(MM)

Net income attributable to equity owners						$

Pro Forma weighted average common shares outstanding - basic and diluted

Pro Forma weighted average operating partnership units outstanding - basic and diluted

Pro Forma basic earnings per share						$		(NN)

Pro Forma diluted earnings per share						$		(OO)

1.	Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):

(A)	Represents the unaudited historical condensed balance sheet of Empire State Realty Trust, Inc. as of June 30, 2013. We have had no corporate activity since our formation on July 29, 2011, other than the issuance of 1,000 shares of our common stock in connection with our initial capitalization for $0.10 per share, which was paid on July 29, 2011. We expect to conduct our business activities through the Operating Partnership upon completion of the IPO and the formation transactions. At such time, we, as the sole general partner of the Operating Partnership, are expected to own %. of the interests in the Operating Partnership and will have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the Operating Partnership. We will have control over major decisions, including decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, under generally accepted accounting principles in the United States, or GAAP, we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

(B)	Reflects the historical condensed combined balance sheet of the Predecessor as of June 30, 2013. Because Empire State Realty Trust, Inc. and one of the Predecessor entities, Malkin Holdings LLC, the accounting acquirer, are under common control, the Predecessor’s assets, liabilities, and operations will be recorded at their historical cost basis.

(C)	Reflects the acquisition by us of the ownership interests (including the Predecessor’s non-controlling interests) in: (i) Empire State Building Company L.L.C. (“Empire State Building Company”); (ii) 1350 Broadway Associates L.L.C. (“1350 Broadway”); (iii) 1333 Broadway Associates L.L.C. (“1333 Broadway”); and (iv) 501 Seventh Avenue Associates L.L.C. (“501 Seventh Avenue”) in exchange for cash, shares of our Class A common stock, shares of our Class B common stock and/or operating partnership units and the assumption of debt on the properties having an assumed aggregate equity value of $1,077,113 (based on the aggregate exchange value as determined by the independent valuer), representing the controlling interests in the non-controlled entities. Although, the Predecessor is responsible for the day-to-day management of these entities, it has a non-controlling ownership interest in such entities and therefore such ownership interests have been included in the Predecessor’s financial statements as equity method investments. After acquisition of the ownership interests in the non-controlled entities (including the Predecessor’s non-controlling interests therein), such entities will be 100% owned and consolidated by us. The acquisition of the non-controlled entities will be accounted for as an acquisition under the purchase method of accounting in accordance with ASC 805-10, Business Combinations.

The acquisition method of accounting was used to allocate the fair value to tangible and identified intangible assets and liabilities acquired. The amounts allocated to net real estate, which includes buildings and building improvements, are depreciated over their estimated useful lives of 39 years. The amounts allocated to tenant improvements are amortized over the lives of the remaining respective lease terms. The amounts allocated to in-place lease assets, above- and below-market leases and to intangible lease assets are amortized over the lives of the respective remaining lease terms. The amount allocated to goodwill was $883,268 and is not subject to amortization but evaluated at least annually for impairment. As a result of the acquisition method of accounting, the carrying value of the mortgage debt assumed for 1350 Broadway and 1333 Broadway was adjusted to its fair value resulting in a $12,404 premium. The premium is amortized to interest expense over the remaining lives of the underlying debt instruments.

Certain of the properties we will acquire in the formation transactions are owned in two-tier structures with one entity owning a fee or master leasehold interest in the property and the other entity owning an operating or sub leasehold interest. This structure was implemented at inception to achieve flow through tax treatment. The operating lessee controls the operations of the property with the operating lease structured in a manner that shares net operating results, including capital expenditures and debt service, between these two entities. Two of the operating lessees, Empire State Building Company and 501 Seventh Avenue, are non-controlled entities and only the Predecessor’s non-controlling interest in the operations of these two entities are part of the Predecessor’s historical operations. In the remainder of these two-tier structures, the operations of both the owner and the operating lessee are part of the historical Predecessor and are consolidated into the Predecessor’s historical financial statements.

The interests in the Predecessor will be recorded at historical cost at the time of the formation transactions. Using the aggregate exchange values, on a pro forma basis, the carrying value of our assets is substantially below their fair value. The acquisition of the controlling interests in the non-controlled entities, including the two operating lessees, will be accounted for as an acquisition under the acquisition method of accounting and we will recognize the estimated fair value of the assets and liabilities acquired at the time of the consummation of the formation transactions. When we acquire the controlling interest in the assets of these two non-controlled operating lessees, the operating leases will be cancelled as the operations of the properties will be consolidated into our operations. The purchase price will be allocated to any identified tangible or intangible assets we are acquiring from these two entities. Since the non-controlled operating leases have no interest in the land and base building, the excess of the purchase price over any identified tangible and intangible assets for Empire State Building Company and 501 Seventh Avenue will be recognized as goodwill on our balance sheet.

Using the aggregate exchange values for the acquisition of these two non-controlled operating leaseholds, we expect to record approximately $883,268 of goodwill. Approximately $256,023 of the expected goodwill represents the fair value of the observatory operations of the Empire State Building after adjustment for an estimated market rent that the observatory would incur to the property owner, and approximately $627,245 of the expected goodwill represents the remainder of the excess of the purchase price over identified tangible and intangible assets, of which approximately $604,464 is attributable to Empire State Building Company and approximately $22,781 is attributable to 501 Seventh Avenue. Goodwill is not amortized and, therefore, will not affect our future cash flows but may impact our income statement if impaired. Based upon the exchange values, as of June 30, 2013, the fair value of the assets of our company subsequently would have to decrease by over 67.4%, or $2,817,267, for a determination that the goodwill may be impaired.

The allocation of purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

	As of June 30, 2013
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma	1333 Broadway Pro Forma	501 Seventh Avenue Pro Forma	Pro Forma
Assets
Commercial real estate properties, net	$239,076	$112,453	$217,863	$18,506	$587,898
Cash and cash equivalents	1,116	112	669	52	1,949
Restricted cash	18,598	1,593	10,122	898	31,211
Tenant and other receivables, net	7,321	372	153	415	8,261
Deferred costs, net	215,518	18,843	17,087	21,089	272,537
Prepaid expenses and other assets	15,976	1,839	1,176	2,085	21,076
Below market ground lease	—	64,635	—	—	64,635
Goodwill	860,487	—	—	22,781	883,268

Total Assets	$1,358,092	$199,847	$247,070	$65,826	$1,870,835

Liabilities and Equity
Liabilities
Mortgage notes payable	$—	$57,535	$79,079	$—	$136,614
Accounts payable and accrued expenses	6,740	1,333	1,310	750	10,133
Deferred revenue and other liabilities	145,120	3,327	10,020	4,411	162,878
Tenants’ security deposits	9,499	1,807	325	898	12,529

Total Liabilities	$161,359	$64,002	$90,734	$6,059	$322,154

Total Equity	$1,196,733	$135,845	$156,336	$59,767	$1,548,681

Empire State Building Company

The allocation of purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired. The pro forma adjustments to the historical basis of the balance sheet of the Empire State Building Company are as follows:

	As of June 30, 2013
	Empire State Building Company Historical	Acquisition Method Accounting Adjustments	Empire State Building Company Pro Forma
Assets
Net real estate	$189,699	$49,377	$239,076	(1)
Cash and cash equivalents	17,109	(15,993)	1,116	(2)
Restricted cash	18,598	—	18,598	(2)
Tenant and other receivables, net	7,321	—	7,321
Deferred rent receivables, net	64,800	(64,800)	—	(3)
Deferred costs, net	13,387	202,131	215,518	(4)
Due from affiliated companies	—	—	—	(5)
Due from lessor	8,957	(8,957)	—
Prepaid expenses and other assets	15,976	—	15,976
Goodwill — Observatory		256,023	256,023	(7)
Goodwill — Other		604,464	604,464	(7)

Total assets	$335,847	$1,022,245	$1,358,092

Liabilities and Equity
Liabilities
Mortgage notes payable	$—	$—	$—
Accrued interest payable	—	—	—
Accounts payable and accrued expenses	9,982	(3,242)	6,740	(5)
Deferred revenue and other liabilities	23,243	121,877	145,120	(9)
Tenants’ security deposits	9,499	—	9,499

Total liabilities	$42,724	$118,635	$161,359

Equity
Non-Predecessor controlled ownership interest at fair value			$886,129	(10)
Predecessor’s existing ownership interest at fair value			276,007	(11)

Estimated equity value paid to acquire the
equity in the non-controlled entities			1,162,136	(12)
Gain on termination of operating lease			34,597	(13)

Total equity			$1,196,733

1350 Broadway

The allocation of purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired. The pro forma adjustments to the historical basis of the balance sheet of 1350 Broadway are as follows:

	As of June 30, 2013
	1350 Broadway Historical	Acquisition Method Accounting Adjustments	1350 Broadway Pro Forma
Assets
Net real estate	$41,823	$70,630	$112,453	(1)
Cash and cash equivalents	2,868	(2,756)	112	(2)
Restricted cash	2,878	(1,285)	1,593	(2)
Tenant and other receivables, net	372	—	372
Deferred rent receivables, net	7,473	(7,473)	—	(3)
Deferred costs, net	5,781	13,062	18,843	(4)
Other Assets - below market ground lease	—	64,635	64,635	(6)
Due from affiliated companies	402	(402)	—	(5)
Prepaid expenses and other assets	1,839	—	1,839

Total assets	$63,436	$136,411	$199,847

Liabilities and Equity
Liabilities
Mortgage notes payable	$53,346	$4,189	$57,535	(8)
Accrued interest payable	—	—	—
Accounts payable and accrued expenses	1,570	(237)	1,333	(5)
Deferred revenue and other liabilities	387	2,940	3,327	(9)
Tenants’ security deposits	1,807	—	1,807

Total liabilities	$57,110	$6,892	$64,002

Total Equity
Non-Predecessor controlled ownership interest at fair value			$67,923	(10)
Predecessor’s existing ownership interest at fair value			67,923	(11)

Estimated equity value paid to acquire the equity in the non-controlled entities			135,845	(12)

Total equity			$135,845

1333 Broadway

The allocation of purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired. The pro forma adjustments to the historical basis of the balance sheet of 1333 Broadway are as follows:

	As of June 30, 2013
	1333 Broadway Historical	Acquisition Method Accounting Adjustments	1333 Broadway Pro Forma
Assets
Net real estate	$39,777	$178,086	$217,863	(1)
Cash and cash equivalents	669	—	669	(2)
Restricted cash	14,387	(4,265)	10,122	(2)
Tenant and other receivables, net	153	—	153
Deferred rent receivables, net	9,321	(9,321)	—	(3)
Deferred costs, net	9,661	7,426	17,087	(4)
Due from affiliated companies	200	(200)	—	(5)
Prepaid expenses and other assets	1,176	—	1,176

Total assets	$75,344	$171,726	$247,070

Liabilities and Equity
Liabilities
Mortgage notes payable	$70,863	$8,216	$79,079	(8)
Accrued interest payable	—	—	—
Accounts payable and accrued expenses	1,617	(307)	1,310	(5)
Deferred revenue and other liabilities	360	9,660	10,020	(9)
Tenants’ security deposits	325	—	325

Total liabilities	$73,165	$17,569	$90,734

Total Equity
Non-Predecessor controlled ownership interest at fair value			$78,168	(10)
Predecessor’s existing ownership interest at fair value			78,168	(11)

Estimated equity value paid to acquire the equity in the non-controlled entities			156,336	(12)

Total equity			$156,336

501 Seventh Avenue

The allocation of purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired. The pro forma adjustments to the historical basis of the balance sheet of 501 Seventh Avenue are as follows:

	As of June 30, 2013
	501 Seventh Avenue Historical	Acquisition Method Accounting Adjustments	501 Seventh Avenue Pro Forma
Assets
Net real estate	$17,917	$589	$18,506	(1)
Cash and cash equivalents	3,414	(3,362)	52	(2)
Restricted cash	1,144	(246)	898	(2)
Tenant and other receivables, net	415	—	415
Deferred rent receivables, net	5,891	(5,891)	—	(3)
Deferred costs, net	1,060	20,029	21,089	(4)
Due from affiliated companies	436	(436)	—	(5)
Prepaid expenses and other assets	2,085	—	2,085
Goodwill		22,781	22,781	(7)

Total assets	$32,362	$33,464	$65,826

Liabilities and Equity
Liabilities
Mortgage notes payable	$—	$—	$—
Accrued interest payable	—	—	—
Accounts payable and accrued expenses	909	(159)	750	(5)
Deferred revenue and other liabilities	155	4,256	4,411	(9)
Tenants’ security deposits	898	—	898

Total liabilities	$1,962	$4,097	$6,059

Total Equity
Non-Predecessor controlled ownership interest at fair value			$44,893	(10)
Predecessor’s existing ownership interest at fair value			17,843	(11)

Estimated equity value paid to acquire the equity in the non-controlled entities			62,736	(12)
Gain (loss) on termination of operating lease			(2,969	)(13)

Total Equity			$59,767

(1)	Reflects the fair market value of the tangible assets allocated to building, leasehold and tenant improvements.
(2)	We will distribute promptly following the closing any excess cash held by us at the time of the closing of the formation transactions. The cash to be distributed to investors in the existing entities will be any cash held by such entity at the closing in excess of the normalized level of net working capital for such entity, as determined by the supervisor. This amount may be higher or lower due to earnings and other cash outlays prior to the time of such distributions or payments.
(3)	Adjustment for removal of historical deferred rent receivables.
(4)	Reflects the allocation of purchase price to intangible assets including above-market leases (including broadcasting leases), leases-in place, and leasing commissions and costs.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Above-market leases	$52,927	$7,831	$6,298	$6,078	$73,134
Lease-in place	93,309	7,011	6,704	12,088	119,112
Leasing commissions and costs	69,282	4,001	4,085	2,923	80,291

Deferred costs, net	$215,518	$18,843	$17,087	$21,089	$272,537

(5)	Reflects the elimination upon acquisition of the non-controlled entities of intercompany receivables and payable balances.
(6)	Reflects the adjustment to fair market value relating to the assumed below-market ground lease in connection with the acquisition of 1350 Broadway.
(7)	The Goodwill for the Empire State Building observatory represents the fair value of the Empire State Building observatory operations, after adjustment for an estimated market rent that the Empire State Building observatory would incur to the property owner. The remaining Goodwill represents the excess of the purchase price of the equity interests over the amounts allocated to all other identified tangible and intangible assets of Empire State Building Company (including the Goodwill allocated to the Empire State Building observatory) and 501 Seventh Avenue.

	Empire State Building Company	501 Seventh Avenue	Total
Purchase price excess	$604,464	$22,781	$627,245
Goodwill-observatory	256,023	—	256,023

Goodwill	$860,487	$22,781	$883,268

(8)	Reflects the fair market value of the mortgage debt assumed in connection with the acquisition of 1350 Broadway and 1333 Broadway.
(9)	Reflects the assumed below-market lease liabilities (including broadcasting leases) and the assumed liabilities relating to the acquisition of each of the non-controlled entities as well as the assumption of other liabilities of the non-controlled entities.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Below-Market Leases	$136,302	$2,940	$9,660	$4,256	$153,158
Other assumed liabilities of the non-controlled entities	8,818	387	360	155	9,720

Deferred revenues and other liabilities	$145,120	$3,327	$10,020	$4,411	$162,878

(10)	Reflects the cost to acquire all of the non-Predecessor owned interests in the non-controlled entities.
(11)	After determining the fair value of the assets we acquired and liabilities we assumed for the non-controlled entities based on the aggregate exchange value as determined by the independent valuer, the net fair value of the equity of each of the non-controlled entities has been allocated to the equity holders as if each of the non-controlled entities had liquidated at that time. Accordingly, the Predecessor’s existing ownership equity in each of the non-controlled entities represents its allocable share of the fair value equity in each of the non-controlled entities at fair value.

	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Predecessor existing ownership interest in non-controlled entities at book value	$73,019	$3,163	$206	$6,127	$82,515
Gain upon obtaining control of non-controlled entities	202,988	64,760	77,962	11,716	357,426

Predecessor existing ownership interest at fair value	$276,007	$67,923	$78,168	$17,843	$439,941

(12)	Represents the consideration paid to acquire the non-controlled entities.
(13)	Based upon current market rates for similar arrangements, we have determined that the current market rent would be less than the pre-existing contractual rent under the operating lease between one of the Predecessor entities and Empire State Building Company. Accordingly, upon elimination of the leasehold position and the related liability for the above-market lease, we will be recording an estimated gain reflecting the aggregate fair value of this arrangement of approximately $34,597 upon our acquisition of the equity interests in Empire State Building Company. Based upon current market rates for similar arrangements, we have determined that the current market rent would be in excess of the pre-existing contractual rent under the operating lease between one of the Predecessor entities and 501 Seventh Avenue. Accordingly, upon elimination of the leasehold position and the related asset for the below-market lease, we will be recording an estimated loss reflecting the aggregate fair value of this arrangement of approximately $2,969 upon our acquisition of the equity interests in the 501 Seventh Avenue. The net amount of approximately $31,628 has been reflected as an increase in pro forma stockholders’ equity on the Pro Forma Balance Sheet as of June 30, 2013.

(D)	Reflects the elimination of $15,600 of real property (residential buildings and land) and $250 of other receivable owned by a controlled entity which will be distributed to the owners of such entity prior to the consummation of the formation transactions and $14,739 of unsecured debt and accrued interest which will be assumed by the owners of such entity prior to the consummation of the formation transactions.

(E)	We will distribute promptly following the closing any excess cash held by us at the time of the closing of the consolidation. The cash to be distributed to investors in the existing entities will be (i) any cash held by such entity at the closing in excess of the normalized level of net working capital for such entity, as determined by the supervisor ($43,748 based on June 30, 2013 cash balances), (ii) the consolidation expenses reimbursed by us to the existing entities at the closing of the consolidation out of proceeds of this offering and (iii) overage rent that will have accrued through the date of the closing of the consolidation. This amount may be higher or lower due to earnings and other cash outlays prior to the time of such distributions or payments.

(F)	Reflects the elimination of equity method investments of $82,515 representing the Predecessor’s equity interest in the non-controlled entities.

(G)	Reflects the recognition of capitalized offering costs incurred through June 30, 2013 of $30,266 as a reduction of total equity and the reduction of deferred finance costs of $2,207 related to the repayment of the existing term loan at the Empire State Building.

(H)

Reflects the elimination upon our acquisition of the non-controlled entities of a $3,946 related party receivable balance representing amounts owed by the non-controlled entities to the Predecessor for offering costs, insurance reimbursement, and other costs. Reflects the elimination of an $8,778 related party receivable balance representing amounts owed by a non-controlled entity, Empire State Building Company to the Predecessor for advances to fund tenant improvements. Reflects the elimination of a $470 related party receivable balance representing amounts owed by a non-controlled entity, 1333 Broadway Associates, to the Predecessor for lease cancellation fees.

(I)	Reflects borrowings under the secured revolving and term credit facility used to refinance the existing term loan at the Empire State Building.

(J)	Reflects the elimination of $17,435 and $316 representing related party payables owed by the Predecessor to Empire State Building Company and 501 Seventh Avenue, respectively, for capital expenditures. Additionally, reflects the elimination of a $1,023 related party payable representing cash held by the Predecessor on behalf of the non-controlled entities designated for distributions.

(K)	Reflects assumed gross proceeds in the IPO of $ .

(L)	Represents $ of estimated offering expenses, which includes the underwriting discounts and commissions of $ and other offering costs of $ (assuming no exercise of the underwriters’ option to purchase additional shares). These costs will be charged against gross offering proceeds upon completion of the IPO.

(M)	As a part of the formation transactions, non-accredited investors, who are not eligible to elect to receive operating partnership units or shares of our common stock and accredited investors that are charitable organizations in certain private existing entities will receive in consideration for their interests in the Predecessor or non-controlled entities cash aggregating $ in an amount calculated to equal the value of operating partnership units or shares of our common stock that would be issued to these investors under the applicable contribution and merger agreements if they were accredited investors and/or did not make the cash elections, plus, in the case of the Helmsley estate, an amount equal to any New York City transfer tax savings resulting from its status as a charitable organization, or $ .

(N)	We have estimated that we will incur $ in property transfer taxes as a result of the completion of the formation transactions, which will be accrued upon completion of this offering and the formation transactions.

(O)	Reflects the repayment of a loan from cash proceeds in the amount of $3,600 made in connection with 500 Mamaroneck Avenue to fund leasing costs at the property, of which $1,174 of such loan was made by Peter L. Malkin and Anthony E. Malkin. Reflects the repayment of a loan from borrowings on the secured revolving and term credit facility in the amount of $1,500 made in connection with First Stamford Place to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at the property, of which $1,500 of such loan was made by an entity controlled by Peter L. Malkin and Anthony E. Malkin.

(P)	Reflects $ of estimated assumption and transfer costs to be incurred in connection with the transfer of mortgage debt from the Predecessor and the non-controlled entities’ to Empire State Realty OP, L.P.

(Q)	To reflect the allocation of pro forma total equity as of June 30, 2013 based on the issuance of and shares of Class A and Class B common stock, respectively in the IPO and the formation transactions and the recording of the non-controlling interest to reflect the issuance of operating partnership units to the continuing investors which constitutes part of the equity consideration to be paid to continuing investors in the formation transactions.

(R)

On September 28, 2012, a Stipulation of Settlement resolving the Class Actions was entered into. The terms of the settlement include, amongst other things, a payment of $55,000, with a minimum of 80% in cash and a maximum of 20% in freely-tradable shares of common stock and/or operating partnership units after the termination of specified lock-up periods, which affiliates of Malkin Holdings LLC (provided that no entity that would become our direct or indirect subsidiary in the consolidation will have any liability for such payment) and the Estate of Leona M. Helmsley shall cause to be provided, to participants in the public entities and private entities. On

May 2, 2013, the court held a hearing regarding final approval of the Class Actions settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are investors in all of the public existing entities and private existing entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or this offering. The settlement will not become final until resolution of any appeal. As the payment is to be made by the principal owners of certain Predecessor entities, $55,000 will be recorded as settlement expense in the Predecessor Statement of Income when such payment becomes probable, with a corresponding $55,000 capital contribution to the Predecessor at that time. These amounts result in no net change to total Predecessor equity. The $55,000 payment will only be made upon the successful completion of the IPO.

2.	Adjustments to the Pro Forma Condensed Consolidated Statements of Income (in thousands except per share amounts)

The adjustments to the pro forma condensed consolidated statements of income for the six months ended June 30, 2013 and the year ended December 31, 2012 are as follows:

(AA)	Represents the audited historical condensed statements of income of Empire State Realty Trust, Inc. for the six months ended June 30, 2013 and the year ended December 31, 2012. We have had no corporate activity since our formation on July 29, 2011, other than the issuance of 1,000 shares of Class A common stock in connection with our initial capitalization for $0.10 per share, which was paid on July 29, 2011. We expect to conduct our business activities through the Operating Partnership upon completion of this offering and the formation transactions. At such time, we, as the sole general partner of the Operating Partnership, are expected to own % of the interests of the Operating Partnership and will have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the Operating Partnership. We will have control over major decisions, including decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, under GAAP we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

(BB)	Reflects the historical condensed statements of income of the Predecessor for the six months ended June 30, 2013 and the year ended December 31, 2012. Because Empire State Realty Trust, Inc. and one of the Predecessor entities, Malkin Holdings LLC, the accounting acquirer, are under common control, the Predecessor’s assets, liabilities and operations will be recorded at their historical cost basis.

(CC)

Reflects the acquisition by us of the assets and liabilities (including the Predecessor’s non-controlling interests) of: (i) Empire State Building Company L.L.C. (“Empire State Building Company”); (ii) 1350 Broadway Associates L.L.C. (“1350 Broadway”); (iii) 1333 Broadway Associates L.L.C. (“1333 Broadway”); and (iv) 501 Seventh Avenue Associates L.L.C. (“501 Seventh Avenue”), in exchange for cash, shares of our Class A common stock, shares of our Class B common stock and/or operating partnership units and the assumption of debt on the properties having an aggregate equity value of $1,077,113 (based on the aggregate exchange value as determined by the independent valuer), representing the controlling interests in the non-controlled entities. The Predecessor is responsible for the day-to-day management of these entities, has a non-controlling ownership interest in such entities and therefore such ownership interests have been included in the Predecessor’s financial statements as equity method investments. After acquisition of the ownership interests in the non-controlled entities (including the Predecessor’s non-controlling interests therein), such entities will be 100% owned and consolidated by us. The acquisition of the non-controlled entities will be accounted for as an acquisition under the purchase method of accounting in accordance with ASC 805-10, Business Combinations.

The acquisition method of accounting was used to allocate the fair value to tangible and identified intangible assets and liabilities acquired. The amounts allocated to net real estate, which includes buildings, are depreciated over the estimated useful life of 39 years. The amount allocated to above- and below-market leases and to intangible lease assets are amortized over the lives of the remaining lease terms. The amount allocated to goodwill was $883,268 and is not subject to amortization but evaluated at least annually for impairment. As a result of the acquisition method of accounting, the carrying value of debt for the acquired non-controlled entities was adjusted to its fair value resulting in a $12,404 premium. The premium is amortized to interest expense over the remaining lives of the underlying debt instruments.

The pro forma adjustments shown below for the six months ended June 30, 2013 and the year ended December 31, 2012 are based on our preliminary estimates and are subject to change based on the final determination of the fair value of the assets and liabilities acquired.

	For The Six Months Ended June 30, 2013
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma	1333 Broadway Pro Forma	501 Seventh Avenue Pro Forma	Pro Forma
Revenues:
Rental revenue	$58,056	$9,284	$6,758	$7,750	$81,848
Tenant expense reimbursement	9,426	1,074	463	1,130	12,093
Observatory revenue	44,196	—	—	—	44,196
Other income and fees	2,371	166	133	134	2,804

Total revenues	114,049	10,524	7,354	9,014	140,941

Expenses
Operating expenses	29,968	3,211	1,298	2,498	36,975
Marketing, general and administrative expenses	3,337	354	349	337	4,377
Observatory expenses	10,723	—	—	—	10,723
Acquisition expenses	3,459	582	599	201	4,841
Real estate taxes	14,887	1,734	1,070	1,454	19,145
Depreciation and amortization	17,426	3,080	2,502	2,462	25,470

Total operating expenses	79,800	8,961	5,818	6,952	101,531

Operating income	34,249	1,563	1,536	2,062	39,410
Interest expense, net	—	996	1,382	—	2,378

Net income	$34,249	$567	$154	$2,062	$37,032

	For The Year Ended December 31, 2012
	Empire State Building Company Pro Forma	1350 Broadway Pro Forma	1333 Broadway Pro Forma	501 Seventh Avenue Pro Forma	Pro Forma
Revenues:
Rental revenue	$108,932	$17,852	$13,343	$15,407	$155,534
Tenant expense reimbursement	25,100	2,264	1,079	3,083	31,526
Observatory revenue	92,156	—	—	—	92,156
Other income and fees	14,657	912	703	530	16,802

Total revenues	240,845	21,028	15,125	19,020	296,018

Expenses
Operating expenses	67,824	6,646	3,488	5,265	83,223
Marketing, general and administrative expenses	7,196	669	672	294	8,831
Observatory expenses	20,709	—	—	—	20,709
Acquisition expenses	7,894	901	1,253	518	10,566
Real estate taxes	26,341	3,391	2,115	2,841	34,688
Depreciation and amortization	41,797	6,283	4,899	5,449	58,428

Total operating expenses	171,761	17,890	12,427	14,367	216,445

Operating income	69,084	3,138	2,698	4,653	79,573
Interest expense, net	—	1,785	2,637	—	4,422

Net income	$69,084	$1,353	$61	$4,653	$75,151

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of the assets and liabilities acquired. The pro forma adjustments to the historical statement of operations of Empire State Building Company are as follows:

Empire State Building Company

	For the Six Months Ended June 30, 2013				For the Year Ended December 31, 2012
	Empire State Building Company Historical	Pro Forma Adjustments	Empire State Building Company Pro Forma		Empire State Building Company Historical	Pro Forma Adjustments	Empire State Building Company Pro Forma
Revenues:
Rental revenue	$51,069	$6,987	$58,056	(1)(2)	$93,909	$15,023	$108,932	(1)(2)
Tenant expense reimbursement	9,426	—	9,426		25,100	—	25,100
Observatory revenue	44,052	144	44,196	(3)	91,870	286	92,156	(3)
Other income and fees	2,371	—	2,371		14,657	—	14,657

Total revenues	106,918	7,131	114,049		225,536	15,309	240,845

Expenses
Operating expenses	50,288	(20,320)	29,968	(5)	102,250	(34,426)	67,824	(5)
Marketing, general and administrative expenses	3,337	—	3,337		7,196	—	7,196
Observatory expenses	10,723	—	10,723		20,709	—	20,709
Acquisition expenses	3,459	—	3,459		7,894	—	7,894
Real estate taxes	14,887	—	14,887		26,341	—	26,341
Depreciation and amortization	7,287	10,139	17,426	(6)	13,615	28,182	41,797	(6)

Total operating expenses	89,981	(10,181)	79,800		178,005	(6,244)	171,761

Operating income	16,937	17,312	34,249		47,531	21,553	69,084

Net income of affiliate attributable to non-controlling interest	(762)	762	—		(1,148)	1,148	—

Net income	$16,175	$18,074	$34,249		$46,383	$22,701	$69,084

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of the assets and liabilities acquired. The pro forma adjustments to the historical statement of operations of 1350 Broadway are as follows:

1350 Broadway

	For the Six Months Ended June 30, 2013				For the Year Ended December 31, 2012
	1350 Broadway Historical	Pro Forma Adjustments	1350 Broadway Pro Forma		1350 Broadway Historical	Pro Forma Adjustments	1350 Broadway Pro Forma
Revenues:
Rental revenue	$9,382	$(98)	$9,284	(2)	$18,099	$(247)	$17,852	(2)
Tenant expense reimbursement	1,074	—	1,074		2,264	—	2,264
Other income and fees	166	—	166		912	—	912

Total revenues	10,622	(98)	10,524		21,275	(247)	21,028

Expenses
Operating expenses	2,382	829	3,211	(4)	4,989	1,657	6,646	(4)
Marketing, general and administrative expenses	354	—	354		669	—	669
Acquisition expenses	582	—	582		901	—	901
Real estate taxes	1,734	—	1,734		3,391	—	3,391
Depreciation and amortization	2,157	923	3,080	(6)	3,490	2,793	6,283	(6)

Total operating expenses	7,209	1,752	8,961		13,440	4,450	17,890

Operating income	3,413	(1,850)	1,563		7,835	(4,697)	3,138

Interest expense, net	1, 567	(571)	996	(7)	2,993	(1,208)	1,785	(7)

Net income	$1,846	$(1,279)	$567		$4,842	$(3,489)	$1,353

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of the assets and liabilities acquired. The pro forma adjustments to the historical statement of operations of 1333 Broadway are as follows:

1333 Broadway

	For the Six Months Ended June 30, 2013				For the Year Ended December 31, 2012
	1333 Broadway Historical	Pro Forma Adjustments	1333 Broadway Pro Forma		1333 Broadway Historical	Pro Forma Adjustments	1333 Broadway Pro Forma
Revenues:
Rental revenue	$6,466	$292	$6,758	(2)	$12,757	$586	$13,343	(2)
Tenant expense reimbursement	463	—	463		1,079	—	1,079
Other income and fees	133	—	133		703	—	703

Total revenues	7,062	292	7,354		14,539	586	15,125

Expenses
Operating expenses	1,298	—	1,298		3,488	—	3,488
Marketing, general and administrative expenses	349		349		672		672
Acquisition expenses	599	—	599		1,253	—	1,253
Real estate taxes	1,070	—	1,070		2,115	—	2,115
Depreciation and amortization	1,459	1,043	2,502	(6)	3,335	1,564	4,899	(6)

Total operating expenses	4,775	1,043	5,818		10,863	1,564	12,427

Operating income	2,287	(751)	1,536		3,676	(978)	2,698
Interest expense, net	2,369	(987)	1,382	(8)	4,748	(2,111)	2,637	(8)

Net income (loss)	$(82)	$236	$154		$(1,072)	$1,133	$61

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of the assets and liabilities acquired. The pro forma adjustments to the historical statement of operations of 501 Seventh Avenue are as follows:

501 Seventh Avenue

	For the Six Months Ended June 30, 2013				For the Year Ended December 31, 2012
	501 Seventh Avenue Historical	Pro Forma Adjustments	501 Seventh Avenue Pro Forma		501 Seventh Avenue Historical	Pro Forma Adjustments	501 Seventh Avenue Pro Forma
Revenues:
Rental revenue	$7,601	$149	$7,750	(2)	$15,214	$193	$15,407	(2)
Tenant expense reimbursement	1,130	—	1,130		3,083	—	3,083
Other income and fees	134	—	134		530	—	530

Total revenues	8,865	149	9,014		18,827	193	19,020

Expenses
Operating expenses	5,036	(2,538)	2,498	(5)	11,945	(6,680)	5,265	(5)
Marketing, general and administrative expenses	337	—	337		294	—	294
Acquisition Expense	201	—	201		518	—	518
Real estate taxes	1,454	—	1,454		2,841	—	2,841
Depreciation and amortization	761	1,701	2,462	(6)	1,496	3,953	5,449	(6)

Total operating expenses	7,789	(837)	6,952		17,094	(2,727)	14,367

Net income	$1,076	$986	$2,062		$1,733	$2,920	$4,653

(1)	Pro forma rental revenue includes broadcast leasing revenues of $8,436 and $17,061 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.
(2)	Pro forma rental revenue includes the net amortization of acquired above- and below-market lease assets and liabilities and the pro forma adjustment to straight line rental revenue assuming that the formation transactions occurred on January 1, 2012.

For The Six Months Ended June 30, 2013	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Increase (decrease) to pro forma rental revenue relating to the amortization of above- and below-market lease assets and liabilities	$5,151	$(409)	$(130)	$(306)	$4,306
Increase in straight line rental revenue	1,836	311	422	455	3,024

Adjustment to pro forma rental revenue	$6,987	$(98)	$292	$149	$7,330

For The Year Ended December 31, 2012	Empire State Building Company	1350 Broadway	1333 Broadway	501 Seventh Avenue	Total
Increase (decrease) to pro forma rental revenue relating to the amortization of above- and below-market lease assets and liabilities	$9,339	$(857)	$(261)	$(685)	$7,536
Increase in straight line rental revenue	5,684	610	847	878	8,019

Adjustment to pro forma rental revenue	$15,023	$(247)	$586	$193	$15,555

(3)	Pro forma observatory revenue includes $2,805 and $5,609 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively of rental revenue attributable to a retail tenant which operates the concession space in the Empire State Building observatory under its lease expiring in May 2020.
(4)	1350 Broadway pro forma operating expenses included $829 and $1,657 related to the amortization of the below-market ground lease for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.
(5)	Pro forma operating expenses reflect the elimination of rental expense incurred by Empire State Building Company and 501 Seventh Avenue to our Predecessor for the six months ended June 30, 2013 and the year ended December 31, 2012.
(6)	Depreciation and amortization has been adjusted to reflect the Pro Forma depreciation and amortization for the six months ended June 30, 2013 and the year ended December 31, 2012. The acquisition method of accounting was used to allocate the fair value to tangible and identified intangible assets and liabilities acquired. In order to calculate depreciation and amortization expense, the amounts allocated to net real estate, which includes buildings and building improvements, were depreciated over their estimated useful lives of 39 years. The amounts allocated to tenant improvements were amortized over the lives of the remaining respective lease terms. The amounts allocated to in-place lease assets were amortized over the lives of the respective remaining lease terms.
(7)	1350 Broadway pro forma interest expense included a reduction in interest expense of $571 and $1,208 related to the fair value adjustment on the assumed debt for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.
(8)	1333 Broadway pro forma interest expense included a reduction in interest expense of $987 and $2,111 related to the fair value adjustment on the assumed debt for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

(DD)	After the acquisition of 501 Seventh Avenue and Empire State Building Company, the historical operating lease arrangements will be eliminated. As a result, rental revenue earned by the Predecessor of $4,255 and $5,016 from 501 Seventh Avenue and $5,896 and $34,399 from Empire State Building Company, has been eliminated for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

(EE)	Supervisory and management fees of $521 and $2,043 from the non-controlled entities are eliminated in consolidation for pro forma purposes for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. Other fees of $591 and $1,358 from the excluded entities and $958 and $2,230 and from the non-controlled entities are eliminated in consolidation for pro forma purposes for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

(FF)	Costs charged by the Predecessor and expensed by Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue relating to supervisory, management and offering cost reimbursements of $1,240 and $3,557 are eliminated from marketing, general and administrative expenses in consolidation for pro forma purposes for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

(GG)	We expect to incur through taxable REIT subsidiaries additional federal, state and local tax expenses of $3,211 and $3,408 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, of which $1,565 and $2,098 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, related to the operations of the Empire State Building observatory, and of which $1,646 and $1,310 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, related to the operations of our management and construction companies.

(HH)

As a result of the formation transactions general and administrative costs are expected to increase by $225 and $450 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. The increase is comprised of additional costs relating to cash compensation granted to our non-employee directors. We expect to incur additional general and administrative expenses in excess of our historical general and administrative expenses as a result of becoming a public company, including but not limited to incremental salaries, director’s and officer insurance, Sarbanes-Oxley compliance costs, and incremental audit, tax and legal fees. We estimate that these costs could result in incremental general and administrative expenses of $2,000 to $3,000 per year. We have not included these expenses in the pro forma condensed consolidated statement of income as such expenses are not current contractual obligations or factually supportable.

(II)	Reflects share-based compensation expense of $1,953 and $3,906 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, relating to the intended grant of unvested LTIP units and/or restricted shares of Class A common stock to our independent directors, executive officers (other than Anthony E. Malkin) and certain other employees upon completion of this offering. The valuation of the restricted shares of Class A common stock was based on the fair value of the Class A common stock, or the $ per share offering price, which represents the mid-point of the range of initial public offering prices per share in this offering. The fair value of the LTIP units is based on a valuation method that considers the fair value of the Class A common stock and any applicable post-vesting transfer restrictions. We recognize the fair value of all share-based awards on a straight-line basis over the requisite service period. We estimated that there would be no forfeitures of the share-based awards.

(JJ)	Reflects $4,841 and $10,566 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, representing the elimination of acquisition costs incurred by the non-controlled entities in connection with our acquisition of these entities. Additionally reflects the elimination of $3,000 and $2,247 of formation transaction costs for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

(KK)	Reflects decreased interest expense due to borrowings under the secured revolving and term credit facility used to refinance the existing term loan at the Empire State Building. These amounts are calculated on the basis that the principal on the existing term loan was repaid with proceeds from the secured revolving and term credit facility on January 1, 2012. Reflects an interest rate of one-month LIBOR (0.20%) plus 1.45% based on the expected leverage and applicable rate under the secured revolving and term credit facility. Pro forma interest expense related to the secured revolving and term credit facility was $2,865 and $4,589 for the six months ended June 30, 2013 and year ended December 31, 2012, respectively. Historical interest expense related to the existing term loan at the Empire State Building was $6,495 and $9,249 for the six months ended June 30, 2013 and year ended December 31, 2012, respectively. If market rates of interest on the secured revolving and term credit facility changed by 1/8 of 1% variance, then the increase or decrease on the variable debt would be approximately $163 and $239 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

(LL)	Due to the acquisition of Empire State Building Company, 1350 Broadway, 1333 Broadway and 501 Seventh Avenue, $7,898 and $14,348 of equity in net income from equity method investments is eliminated in the pro forma condensed consolidated statements of income for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

(MM)	The non-controlling interest in the Operating Partnership owns % of the interests in the Operating Partnership. The non-controlling interest in the net income of the Operating Partnership as a result of the issuance of operating partnership units was allocated to former owners of the Predecessor as partial consideration in the formation transactions.

(NN)	Pro forma basic earnings per share equals pro forma net income attributable to equity owners divided by the number of shares of our common stock to be outstanding after this offering and the unvested shares of restricted stock and LTIP units, which qualify as participating securities, to be granted upon the closing of this offering and the formation transactions.

(OO)	Pro forma diluted earnings per share equals pro forma net income divided by the sum of the number of shares of our common stock and operating partnership units to be outstanding after the IPO and the unvested restricted shares of Class A common stock and LTIP units, which qualify as participating securities, to be granted upon the closing of the IPO and the formation transactions, plus an amount computed using the treasury stock method with respect to such restricted shares of Class A common stock and LTIP units which do not qualify as restricted securities.

Report of Independent Registered Public Accounting Firm

The stockholder of Empire State Realty Trust, Inc.

We have audited the accompanying consolidated balance sheets of Empire State Realty Trust, Inc. (the “Company”) as of December 31, 2012 and 2011. The balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above presents fairly, in all material respects, the consolidated financial position of Empire State Realty Trust, Inc. at December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

July 10, 2013

Empire State Realty Trust, Inc.

Consolidated Balance Sheets

December 31, 2012 and 2011

	December 31,
	2012	2011
Assets:
Cash	$110	$100
Related party receivable	—	10

Total Assets	$110	$110

Equity:
Common stock, $.01 par value 1,000 shares authorized, 1,000 shares issued and outstanding	$10	$10
Additional paid in capital	90	90

Total Stockholder’s Equity	100	100
Non-controlling interest	10	10

Total Equity	$110	$110

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) (the “Company”) was organized as a Maryland corporation on July 29, 2011. Under its Articles of Incorporation, the Company is authorized to issue up to 1,000 shares of common stock and no shares of preferred stock. The Company was initially capitalized by issuing 1,000 shares of common stock to Anthony E. Malkin, Chairman, President and Chief Executive Officer and of the Company, for a par value of $0.01 per share. The Company has had no other operations since its formation.

The Company has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the “Offering”) of Class A common stock, for a par value of $0.01 per share. The Company will contribute the net proceeds of the Offering for operating partnership units in Empire State Realty OP, L.P., a Delaware limited partnership (formerly known as Empire Realty Trust, L.P.) (the “Operating Partnership”). In advance of the Offering and as part of the formation transactions of the Operating Partnership, on November 28, 2011, the Company agreed to contribute $10 for a 50% initial General Partner’s interest in the Operating Partnership and Anthony E. Malkin agreed to contribute $10 for a 50% initial Limited Partner’s interest in the Operating Partnership. Anthony E. Malkin’s contribution is reflected as a related party receivable at December 31, 2011. The contributions to the Operating Partnership were funded on March 15, 2012. The Company, as the sole general partner of the Operating Partnership, will have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the Operating Partnership. Accordingly, the Operating Partnership has been consolidated into this report of the Company.

The Operating Partnership will own, manage, operate, acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area. The Operating Partnership will initially own 12 office properties, six standalone retail properties, and entitled land that will support the development of an office building and garage, all of which will be included in the consolidated financial statements of the Company. The Operating Partnership intends to use the net proceeds of the Offering to pay certain holders of interests in the contributing entities of the initial portfolio that are non-accredited investors or who elect to receive cash for their equity interests in certain of such entities; pay fees in connection with the assumption of indebtedness; pay expenses incurred in connection with the Offering and the formation transactions; repay a loan that was made to one of the contributing entities by certain investors in such entity; and for general working capital purposes and to fund potential future acquisitions. The Company will be subject to the risks involved with the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of tenants, competition for tenants, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly-owned or controlled by us. All significant intercompany balances and transactions have been eliminated.

Income Taxes

The Company believes that it is organized and will operate in the manner that will allow it to be taxed as a real estate investment trust (“REIT”) in accordance with the Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ending December 31, 2013. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

In connection with the Offering, the Company and affiliates of the Company have incurred or will incur accounting fees, legal fees and other professional fees. Such costs will be deducted from the proceeds of the Offering, when it is consummated or expensed, in the period it is determined the transaction is not likely to be consummated.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Option Properties

The Company has executed option agreements with affiliates of its predecessor granting the Company the right to acquire long-term leasehold and/or sub-leasehold interests in the option properties following the resolution of the ongoing litigation relating to these properties. The option properties will not be contributed to the Company in the formation transactions. Concurrently with the consummation of the Offering, the Company intends to enter into management agreements with respect to each of the option properties. The option properties consist of 112-122 West 34th Street and 1400 Broadway, both office properties in midtown Manhattan. The Company’s management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with its portfolio composition and strategic direction. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless the Company and the owners of the properties, with the consent of the Helmsley estate (a member of affiliates of Company’s predecessor and of the owners of option properties), agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. The Company has agreed that Anthony E. Malkin, its Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on the Company’s behalf. One or more of the Company’s independent directors will lead the appraisal or negotiation process on its behalf and a majority of its independent directors must approve the price and terms of the acquisition of interests in each of the option properties. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. The Company’s option expires on the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment in relation to certain ongoing litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of the Offering.

Litigation

In March 2012, five putative class actions, or the Class Actions, were filed in New York State Supreme Court, New York County by participants in Empire State Building Associates L.L.C. (“ESBA”) and several other entities supervised by Malkin Holdings LLC (on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012). The plaintiffs assert claims against Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp.,

Anthony E. Malkin, Peter L. Malkin, the Estate of Leona M. Helmsley, the Operating Partnership and the Company for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty. They allege, among other things, that the terms of the consolidation and the process by which it was structured (including the valuation that was employed) are unfair to the participants in the existing entities, the consolidation provides excessive benefits to Malkin Holdings LLC and its affiliates and the then draft prospectus/consent solicitation filed with the SEC failed to make adequate disclosure to permit a fully informed decision about the proposed consolidation. The complaints seek money damages and injunctive relief preventing the proposed consolidation. The Class Actions were consolidated and co lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012. Furthermore, an underlying premise of the Class Actions, as noted in discussions among plaintiffs’ counsel and defendants’ counsel, was that the consolidation had been structured in such a manner that would cause participants in ESBA, 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (the “subject LLCs”) immediately to incur substantial tax liabilities.

The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions. The Stipulation of Settlement recites that the consolidation was approved by overwhelming consent of the participants in the private entities. The Stipulation of Settlement states that counsel for the plaintiff class satisfied themselves that they have received adequate access to relevant information, including the independent valuer’s valuation process and methodology, that the disclosures in the Registration Statement on Form S 4, as amended, are appropriate, that the transaction presents potential benefits, including the opportunity for liquidity and capital appreciation, that merit the participants’ serious consideration and that each of the named class representatives intends to support the transaction as modified. The Stipulation of Settlement further states that counsel for the plaintiff class are satisfied that the claims regarding tax implications, enhanced disclosures, appraisals and exchange values of the properties that would be consolidated into the Company, and the interests of the participants in the subject LLCs and the private entities, have been addressed adequately, and they have concluded that the settlement pursuant to the Stipulation of Settlement and opportunity to consider the proposed transaction on the basis of revised consent solicitations are fair, reasonable, adequate and in the best interests of the plaintiff class.

The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs.

The terms of the settlement include, among other things (i) a payment of $55 million, with a minimum of 80% in cash and maximum of 20% in freely tradable shares of common stock and/or freely tradable operating partnership units to be distributed, after reimbursement of plaintiffs’ counsel’s court approved expenses and payment of plaintiffs’ counsel’s court approved attorneys’ fees and, in the case of shares of common stock and/or operating partnership units, after the termination of specified lock up periods, to participants in the subject LLCs and the private entities pursuant to a plan of allocation to be prepared by counsel for plaintiffs; (ii) defendants’ agreement that (a) the Offering will be on the basis of a firm commitment underwriting; (b) if, during the solicitation period, any of the three subject LLCs’ percentage of total exchange value is lower than what is stated in the final prospectus/consent solicitation by 10% or more, such decrease will be promptly disclosed by defendants to participants in the subject LLCs; and (c) unless total gross proceeds of $600,000,000 are raised in the Offering, defendants will not proceed with the transaction without further approval of the subject LLCs; and (iii) defendants’ agreement to make additional disclosures in the prospectus/consent solicitation regarding certain matters (which are included therein). Participants in the subject LLCs and private entities will not be required to bear any portion of the settlement payment. The payment in settlement of the Class Actions will be made by the Estate of Leona M. Helmsley and affiliates of Malkin Holdings LLC (provided that none of Malkin Holdings LLC’s affiliates that would become a direct or indirect subsidiary of the Company in the consolidation will have any liability for such payment) and certain participants in the private entities who agree to contribute. The Company and the Operating Partnership will not bear any of the settlement payment.

The settlement further provides for the certification of a class of participants in the three subject LLCs and all of the private entities, other than defendants and other related persons and entities, and a release of any claims of the members of the class against the defendants and related persons and entities, as well as underwriters and other advisors. The release in the settlement excludes certain claims, including but not limited to, claims arising from or related to any supplement to the Registration Statement on Form S-4 that is declared effective to which the plaintiffs’ counsel objects in writing, which objection will not be unreasonably made or delayed, so long as plaintiffs’ counsel has had adequate opportunity to review such supplement. The settlement was subject to court approval. It is not effective until such court approval is final, including the resolution of any appeal. Defendants continue to deny any wrongdoing or liability in connection with the allegations in the Class Actions.

On January 18, 2013, the parties jointly moved for preliminary approval of such settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing.

On January 28, 2013, six participants in ESBA filed an objection to preliminary approval, and cross moved to intervene in the Class Actions and for permission to file a separate complaint on behalf of ESBA participants. On February 21, 2013 the court denied the cross motion of such objecting participants, and the court denied permission for such objecting participants to file a separate complaint as part of the Class Actions, but permitted them to file a brief solely to support their allegation that the buyout would deprive non consenting participants in ESBA of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting participants’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in Malkin Holdings LLC’s favor, holding that the buyout provisions of the participation agreements with respect to ESBA are legally binding and enforceable and that participants do not have the rights that they claimed under the New York Limited Liability Company Law.

On May 2, 2013, the court held a hearing regarding final approval of the class action settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are participants in all of the subject LLCs and private entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or the Offering. The settlement will not become final until resolution of any appeal.

Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15.0 million in fees and $295,895 in expenses, which the court reduced to $11.59 million in fees and $265,282 in expenses.

The participants who challenged the buyout provision appealed the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, Malkin Holdings LLC filed its brief in opposition to the motion for the stay.

In addition, on June 20, 2013, these same participants filed additional notices of appeal from the trial court’s rulings in the Class Actions. They appealed (i) the order entered February 22, 2013 granting preliminary approval of the Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf of ESBA participants; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Class Action settlement; (v) the Final Judgment and Order entered May 17, 2013; (vi) the order entered May 17, 2013 approving the Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs.

Any decision on the appeal on the New York Limited Liability Law issue could take many months. The timing or outcome of an appeal process or any related relief, if such appeal were successful, cannot be predicted. If the court’s decision were reversed by the appellate court, there is a risk that it could have a material and adverse effect on the Company and the Operating Partnership and the court could order some or all of the relief that the objecting participants have requested, as described above. Although there can be no assurance, Malkin Holdings LLC believes that the trial court’s decision was correct, and that it will be upheld on appeal.

As noted, class members who objected to the Class Action settlement filed notices of appeal from the court’s decision to approve the Stipulation of Settlement. As a result, the Company and the Operating Partnership may incur costs associated with defending any such appeal or paying any judgment if the defendants lose. The timing or outcome of an appeal cannot be predicted. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on the Company and the Operating Partnership, including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, Malkin Holdings LLC believes that the trial court’s decision was correct, and that it will be upheld on appeal.

There is a risk that other third parties will assert claims against the Company, the Operating Partnership or Malkin Holdings LLC, including, without limitation, that Malkin Holdings LLC breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Company, the Operating Partnership or Malkin Holdings LLC.

NOTE 4. SUBSEQUENT EVENTS

There have not been any events that have occurred that would require adjustments to or disclosure to the consolidated balance sheets.

Empire State Realty Trust, Inc.

Consolidated Balance Sheets

June 30, 2013 and December 31, 2012

	June 30, 2013	December 31, 2012
	(unaudited)
Assets:
Cash	$110	$110

Total Assets	$110	$110

Equity:
Common stock, $.01 par value 1,000 shares authorized, 1,000 shares issued and outstanding	$10	$10
Additional paid in capital	90	90

Total stockholder’s equity	100	100
Noncontrolling interest	10	10

Total Equity	$110	$110

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) (the “Company”) was organized as a Maryland corporation on July 29, 2011. Under its Articles of Incorporation, the Company is authorized to issue up to 1,000 shares of common stock and no shares of preferred stock. The Company was initially capitalized by issuing 1,000 shares of common stock to Anthony E. Malkin, Chairman, President and Chief Executive Officer and of the Company, for a par value of $0.01 per share. The Company has had no other operations since its formation.

The Company has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the “Offering”) of Class A common stock, for a par value of $0.01 per share. The Company will contribute the net proceeds of the Offering for operating partnership units in Empire State Realty OP, L.P., a Delaware limited partnership (formerly known as Empire Realty Trust, L.P.) (the “Operating Partnership”). In advance of the Offering and as part of the formation transactions of the Operating Partnership, on November 28, 2011, the Company agreed to contribute $10 for a 50% initial General Partner’s interest in the Operating Partnership and Anthony E. Malkin agreed to contribute $10 for a 50% initial Limited Partner’s interest in the Operating Partnership. The contributions to the Operating Partnership were funded on March 15, 2012. The Company, as the sole general partner of the Operating Partnership, will have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the Operating Partnership. Accordingly, the Operating Partnership has been consolidated into this report of the Company.

The Operating Partnership will own, manage, operate, acquire and reposition office and retail properties in Manhattan and the greater New York metropolitan area. The Operating Partnership will initially own 12 office properties, six standalone retail properties, and entitled land that will support the development of an office building and garage, all of which will be included in the consolidated financial statements of the Company. The Operating Partnership intends to use the net proceeds of the Offering to pay certain holders of interests in the contributing entities of the initial portfolio that are non-accredited investors or who elect to receive cash for their equity interests in certain of such entities; pay fees associated with the Company’s expected new secured revolving and term credit facility; pay fees in connection with the assumption of indebtedness; pay expenses incurred in connection with the Offering and the formation transactions; repay a loan that was made to one of the contributing entities by certain investors in such entity; and for general working capital purposes and to fund potential future acquisitions. The Company will be subject to the risks involved with the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of tenants, competition for tenants, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly-owned or controlled by us. All significant intercompany balances and transactions have been eliminated.

Income Taxes

The Company believes that it is organized and will operate in the manner that will allow it to be taxed as a real estate investment trust (“REIT”) in accordance with the Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ending December 31, 2013. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

In connection with the Offering, the Company and affiliates of the Company have incurred or will incur accounting fees, legal fees and other professional fees. Such costs will be deducted from the proceeds of the Offering, when it is consummated or expensed, in the period it is determined the transaction is not likely to be consummated.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Option Properties

The Company has executed option agreements with affiliates of its predecessor granting the Company the right to acquire long-term leasehold and/or sub-leasehold interests in the option properties following the resolution of the recently resolved litigation relating to these properties. The Company does not intend to exercise the option for either of the option properties prior to the closing of the Offering. Concurrently with the consummation of the Offering, the Company intends to enter into management agreements with respect to each of the option properties. The option properties consist of 112-122 West 34th Street and 1400 Broadway, both office properties in midtown Manhattan. The Company’s management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with its portfolio composition and strategic direction. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless the Company and the owners of the properties, with the consent of the Helmsley estate (a member of affiliates of Company’s predecessor and of the owners of option properties), agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as investors in other entities contributing properties in connection with the consolidation. The Company has agreed that Anthony E. Malkin, its Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on the Company’s behalf. One or more of the Company’s independent directors will lead the appraisal or negotiation process on its behalf and a majority of its independent directors must approve the price and terms of the acquisition of interests in each of the option properties. The purchase price is payable in a combination of cash, shares of our common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. The Company’s option expires on the later of (i) 12 months after we receive notice of a settlement or a final, non-appealable judgment in relation to certain recently resolved litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of the Offering.

Litigation

In March 2012, five putative class actions, or the Class Actions, were filed in New York State Supreme Court, New York County by participants in Empire State Building Associates L.L.C. (“ESBA”) and several other entities supervised by Malkin Holdings LLC (on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012). The plaintiffs assert claims against Malkin Holdings LLC, Malkin Properties, L.L.C.,

Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, the Estate of Leona M. Helmsley, the Operating Partnership and the Company for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty. They allege, among other things, that the terms of the consolidation and the process by which it was structured (including the valuation that was employed) are unfair to the participants in the existing entities, the consolidation provides excessive benefits to Malkin Holdings LLC and its affiliates and the then-draft prospectus/consent solicitation filed with the SEC failed to make adequate disclosure to permit a fully informed decision about the proposed consolidation. The complaints seek money damages and injunctive relief preventing the proposed consolidation. The Class Actions were consolidated and co-lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012. Furthermore, an underlying premise of the Class Actions, as noted in discussions among plaintiffs’ counsel and defendants’ counsel, was that the consolidation had been structured in such a manner that would cause participants in ESBA, 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (the “subject LLCs”) immediately to incur substantial tax liabilities.

The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions. The Stipulation of Settlement recites that the consolidation was approved by overwhelming consent of the participants in the private entities. The Stipulation of Settlement states that counsel for the plaintiff class satisfied themselves that they have received adequate access to relevant information, including the independent valuer’s valuation process and methodology, that the disclosures in the Registration Statement on Form S-4, as amended, are appropriate, that the transaction presents potential benefits, including the opportunity for liquidity and capital appreciation, that merit the participants’ serious consideration and that each of the named class representatives intends to support the transaction as modified. The Stipulation of Settlement further states that counsel for the plaintiff class are satisfied that the claims regarding tax implications, enhanced disclosures, appraisals and exchange values of the properties that would be consolidated into the Company, and the interests of the participants in the subject LLCs and the private entities, have been addressed adequately, and they have concluded that the settlement pursuant to the Stipulation of Settlement and opportunity to consider the proposed transaction on the basis of revised consent solicitations are fair, reasonable, adequate and in the best interests of the plaintiff class.

The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs.

The terms of the settlement include, among other things (i) a payment of $55 million, with a minimum of 80% in cash and maximum of 20% in freely-tradable shares of common stock and/or freely-tradable operating partnership units to be distributed, after reimbursement of plaintiffs’ counsel’s court-approved expenses and payment of plaintiffs’ counsel’s court-approved attorneys’ fees (which are included within the $55 million settlement payment) and, in the case of shares of common stock and/or operating partnership units, after the termination of specified lock-up periods, to participants in the subject LLCs and the private entities pursuant to a plan of allocation to be prepared by counsel for plaintiffs; (ii) defendants’ agreement that (a) the Offering will be on the basis of a firm commitment underwriting; (b) if, during the solicitation period, any of the three subject LLCs’ percentage of total exchange value is lower than what is stated in the final prospectus/consent solicitation by 10% or more, such decrease will be promptly disclosed by defendants to participants in the subject LLCs; and (c) unless total gross proceeds of $600,000,000 are raised in the Offering, defendants will not proceed with the transaction without further approval of the subject LLCs; and (iii) defendants’ agreement to make additional disclosures in the prospectus/consent solicitation regarding certain matters (which are included therein). Participants in the subject LLCs and private entities will not be required to bear any portion of the settlement payment. The payment in settlement of the Class Actions will be made by the Estate of Leona M. Helmsley and affiliates of Malkin Holdings LLC (provided that none of Malkin Holdings LLC’s affiliates that would become a direct or indirect subsidiary of the Company in the consolidation will have any liability for such payment) and certain participants in the private entities who agree to contribute. The Company and the Operating Partnership will not bear any of the settlement payment.

The settlement further provides for the certification of a class of participants in the three subject LLCs and all of the private entities, other than defendants and other related persons and entities, and a release of any claims of the members of the class against the defendants and related persons and entities, as well as underwriters and other advisors. The release in the settlement excludes certain claims, including but not limited to, claims arising from or related to any supplement to the Registration Statement on Form S-4 that is declared effective to which the plaintiffs’ counsel objects in writing, which objection will not be unreasonably made or delayed, so long as plaintiffs’ counsel has had adequate opportunity to review such supplement. The settlement was subject to court approval. It is not effective until such court approval is final, including the resolution of any appeal. Defendants continue to deny any wrongdoing or liability in connection with the allegations in the Class Actions.

On January 18, 2013, the parties jointly moved for preliminary approval of such settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing.

On January 28, 2013, six participants in ESBA filed an objection to preliminary approval, and cross-moved to intervene in the Class Actions and for permission to file a separate complaint on behalf of ESBA participants. On February 21, 2013 the court denied the cross motion of such objecting participants, and the court denied permission for such objecting participants to file a separate complaint as part of the Class Actions, but permitted them to file a brief solely to support their allegation that the buyout would deprive non-consenting participants in ESBA of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting participants’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in Malkin Holdings LLC’s favor, holding that the buyout provisions of the participation agreements with respect to ESBA are legally binding and enforceable and that participants do not have the rights that they claimed under the New York Limited Liability Company Law.

On May 2, 2013, the court held a hearing regarding final approval of the class action settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are participants in all of the subject LLCs and private entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or the Offering. The settlement will not become final until resolution of any appeal.

Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15.0 million in fees and $295,895 in expenses, which the court reduced to $11.59 million in fees and $265,282 in expenses (which are included within the $55 million settlement payment).

The participants who challenged the buyout provision filed a notice of appeal of the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, Malkin Holdings LLC filed its brief in opposition to the motion for the stay. On July 16, 2013, these participants filed their brief and other supporting papers on their appeal of the April 30, 2013 decision, which is required to perfect the appeal.

In addition, on June 20, 2013, these same participants filed additional notices of appeal from the trial court’s rulings in the Class Actions. These notices of appeal related to (i) the order entered February 22, 2013 granting preliminary approval of the Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf of ESBA participants; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Class Action settlement; (v) the Final Judgment and Order entered May 17, 2013; (vi) the order entered May 17, 2013 approving the Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs.

Any decision on the appeal on the New York Limited Liability Law issue could take many months. The timing or outcome of an appeal process or any related relief, if such appeal were successful, cannot be predicted. If the court’s decision were reversed by the appellate court, there is a risk that it could have a material and adverse effect on the Company and the Operating Partnership, and the court could order some or all of the relief that the objecting participants have requested, as described above. Although there can be no assurance, Malkin Holdings LLC believes that the trial court’s decision was correct, and it will be upheld on appeal.

As noted, class members who objected to the Class Action settlement filed notices of appeal from the court’s decision to approve the Stipulation of Settlement. As a result, the Company may incur costs associated with defending any such appeal or paying any judgment if the defendants lose. The timing or outcome of an appeal cannot be predicted. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on the Company, including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, Malkin Holdings LLC believes that the trial court’s decision was correct, and that it will be upheld on appeal.

There is a risk that other third parties will assert claims against the Company, the Operating Partnership or Malkin Holdings LLC, including, without limitation, that Malkin Holdings LLC breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against the Company, the Operating Partnership or Malkin Holdings LLC.

NOTE 4. SUBSEQUENT EVENTS

There have not been any events that have occurred that would require adjustments to or disclosure to the consolidated balance sheets.

Report of Independent Registered Public Accounting Firm

The Partners, Members and Stockholders of Empire State Realty Trust, Inc., Predecessor

We have audited the accompanying combined balance sheets of Empire State Realty Trust, Inc., Predecessor (the “Company”) as of December 31, 2012 and 2011, and the related combined statements of income, owners’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. Our audits also include the financial statement schedules listed on the Index to Financial Statements included in the Form S-11. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Empire State Realty Trust, Inc., Predecessor at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

July 10, 2013

Empire State Realty Trust, Inc., Predecessor

Combined Balance Sheets

December 31, 2012 and 2011

(amounts in thousands)

	December 31,
	2012	2011
ASSETS
Commercial real estate properties, at cost:
Land	$102,475	$102,475
Development costs	16,039	15,850
Building and improvements	631,814	592,256
Building leasehold interests and improvements	189,002	145,570

	939,330	856,151
Less: accumulated depreciation	(257,091)	(224,019)

	682,239	632,132
Cash and cash equivalents	51,499	86,316
Restricted cash	32,268	30,445
Tenant and other receivables, net of allowance of $188 and $716 in 2012 and 2011, respectively	8,701	13,884
Deferred rent receivables, net of allowance of $735 and $936 in 2012 and 2011, respectively	49,827	47,058
Investment in non-controlled entities	76,879	72,626
Deferred costs, net	92,226	72,046
Due from affiliated companies	46,413	39,117
Prepaid expenses and other assets	12,501	11,347

TOTAL ASSETS	$1,052,553	$1,004,971

LIABILITIES AND OWNERS’ EQUITY (DEFICIT) LIABILITIES
Mortgage notes payable	$978,150	$921,362
Unsecured loan and notes payable — related parties	18,339	18,288
Accrued interest payable	3,409	2,889
Accounts payable and accrued expenses	26,889	21,893
Due to affiliated companies	12,376	17,159
Deferred revenue and other liabilities	7,390	5,881
Tenants’ security deposits	16,859	16,205

TOTAL LIABILITIES	1,063,412	1,003,677

OWNERS’ EQUITY (DEFICIT)	(10,859)	1,294

TOTAL LIABILITIES AND OWNERS’ EQUITY (DEFICIT)	$1,052,553	$1,004,971

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Income

For the years ended December 31, 2012, 2011 and 2010

(amounts in thousands)

	Year ended December 31,
	2012	2011	2010
REVENUES
Rental revenue	$196,187	$198,494	$166,159
Tenant expense reimbursement	29,483	31,063	32,721
Third-party management and other fees	5,103	5,626	3,750
Construction revenue	18,902	47,560	27,139
Other income and fees	10,619	12,045	16,776

Total Revenues	260,294	294,788	246,545

OPERATING EXPENSES
Operating expenses	55,707	57,102	60,356
Marketing, general, and administrative expenses	20,963	15,688	13,924
Construction expenses	19,592	46,230	27,581
Real estate taxes	30,406	29,160	27,585
Formation transaction expenses	2,247	2,845	807
Depreciation and amortization	42,690	35,513	34,041

Total Operating Expenses	171,605	186,538	164,294

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	88,689	108,250	82,251
Interest expense	54,394	54,746	52,264

Income from Operations before Equity in Net Income of Non-controlled Entities	34,295	53,504	29,987
Equity in net income of non-controlled entities	14,348	3,893	15,324

NET INCOME	$48,643	$57,397	$45,311

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Owners’ Equity (Deficit)

December 31, 2012, 2011 and 2010

(amounts in thousands)

Owners’ (Deficit) at January 1, 2010	$(18,258)
Net income-2010	45,311
Contributions from owners-2010	2,056
Distributions to owners-2010	(40,674)

Owners’ (Deficit) at December 31, 2010	(11,565)
Net income-2011	57,397
Contributions from owners-2011	2,153
Distributions to owners-2011	(46,691)

Owners’ Equity at December 31, 2011	1,294
Net income-2012	48,643
Contributions from owners-2012	2,107
Distributions to owners-2012	(62,903)

Owners’ (Deficit) at December 31, 2012	$(10,859)

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc., Predecessor

Combined Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

(amounts in thousands)

	Year ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$48,643	$57,397	$45,311
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,571	38,760	36,025
Straight-lining of rental revenue	(2,568)	(3,116)	(4,032)
Bad debts	498	1,226	2,410
Equity in net income of non-controlled entities	(14,348)	(3,893)	(15,324)
Distributions of cumulative earnings of non-controlled entities and other eliminations	10,095	13,011	3,468
Other non cash adjustments	—	—	2,811
Increase (decrease) in cash flows due to changes in operating assets and liabilities:
Restricted cash	4,392	4,202	6,129
Tenant and other receivables	4,484	(6,057)	(3,606)
Deferred leasing costs	(14,654)	(15,026)	(8,623)
Due to / from affiliated companies, net	7,472	(37,074)	(919)
Prepaid expenses and other assets	(1,154)	485	(120)
Accounts payable and accrued expenses	1,893	(265)	9,951
Accrued interest payable	520	(305)	(23)
Deferred revenue and other liabilities	1,509	(1,663)	116

Total adjustments	45,710	(9,715)	28,263

Net cash provided by operating activities	94,353	47,682	73,574

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in restricted cash for investing activities	(5,561)	55	1,851
(Increase) in due from affiliates for advances for leasehold interests and improvements	(15,061)	—	—
Additions to development in progress	(189)	(49)	(1,372)
Additions to building and improvements and building leasehold and improvements	(87,470)	(60,533)	(35,316)

Net cash used in investing activities	(108,281)	(60,527)	(34,837)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage notes payable	69,000	170,540	3,645
Repayment of mortgage notes payable	(12,212)	(102,354)	(9,776)
Proceeds from unsecured loan payable	51	5,600	3,558
Repayment of unsecured loan payable	—	(3,200)	—
Offering costs	(12,593)	(7,480)	(3,083)
Deferred financing costs	(4,339)	(7,438)	(519)
Contributions from owners	2,107	2,153	2,056
Distributions to owners	(62,903)	(46,691)	(40,674)

Net cash provided by (used in) financing activities	(20,889)	11,130	(44,793)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(34,817)	(1,715)	(6,056)
CASH AND CASH EQUIVALENTS — beginning of year	86,316	88,031	94,087

CASH AND CASH EQUIVALENTS — end of year	$51,499	$86,316	$88,031

Supplemental Disclosures of Cash Flow Information:
Interest paid during the year (including interest capitalized of $177, $55 and $84)	$48,993	$51,776	$52,271

The accompanying notes are an integral part of these financial statements.

1.	Organization and Description of Business

As used in these combined financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean the predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its combined subsidiaries upon consummation of its initial public offering, or IPO, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets or equity interests of entities owning various controlling and non-controlling interests in real estate assets and certain management businesses controlled and/or managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the completion of the IPO, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses which we refer to as our formation transactions. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or our operating partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the predecessor; (iii) facilitate the IPO; and (iv) elect to be and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2013. We will not have any operating activity until the consummation of our IPO and the formation transactions. Accordingly, we believe that a discussion of the results of Empire State Realty Trust, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

The Predecessor

The predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the Sponsors own interests in and control, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities which we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “the predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor”; (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 380,000 rentable square foot office building and garage that we will own after the formation transactions, which we refer to as the “existing entities”; (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties”; (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY”; (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT”; and (vi) Malkin Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “the predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities:

As of December 31, 2012, properties that the Sponsors own interests in and control, and whose operations are 100% consolidated into the financial statements of the predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 380,000 rentable square foot office building and garage.

The acquisition of interests in our predecessor will be recorded at historical cost at the time of the formation transactions.

Non-Controlled Entities:

As of December 31, 2012, properties in which the Sponsors own and control non-controlling interests and whose operations are reflected in our predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York — Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York — 1350 Broadway Associates L.L.C. (long term ground lease).

1333 Broadway, New York, New York — 1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York — 501 Seventh Avenue Associates L.L.C.

All of our business activities will be conducted through our operating partnership. We will be the sole general partner of our operating partnership. Pursuant to the formation transactions, our operating partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including our predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, Class B common stock, operating partnership units, and/or cash.

We will be self-administered and self-managed. Additionally, we will form or acquire one or more taxable REIT subsidiaries, or TRSs, that will be owned by our operating partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, which may include the Empire State Building Observatory, cleaning services, cafeteria, restaurant and fitness center, property management and leasing, construction, and property maintenance.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Combination

The accompanying combined financial statements of the predecessor are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. The effect of all significant intercompany balances and transactions has been eliminated. The combined financial statements include all the accounts and operations of our predecessor. The real estate entities included in the accompanying combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership of the Sponsors and/or their affiliates and family members. Equity interests in the combining entities that are not controlled by the Sponsors and/or their affiliates and family members are shown as investments in non-controlled entities. We will also acquire these interests. Certain prior year balances have been reclassified in the combined balance sheets and statements of cash flows to conform with the current year presentation.

We consolidate a variable interest entity, or VIE, in which we are considered a primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Included in commercial real estate properties on our combined balance sheets for the years ended December 31, 2012 and 2011 are approximately $444,259 and $390,638, respectively, related to our combined VIEs. Included in mortgages and other loans payable on our combined balance sheets for the years ended December 31, 2012 and 2011 are approximately $609,910 and $547,741, respectively, related to our consolidated VIEs.

We will assess the accounting treatment for each investment we may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of the predecessor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Real Estate

Commercial real estate properties are recorded at cost, less accumulated depreciation and amortization. The recorded cost includes cost of acquisitions, development and construction and tenant allowances and improvements. Expenditures for ordinary repairs and maintenance are charged to operations as incurred. Significant replacements and betterments which improve or extend the life of the asset are capitalized. Tenant improvements which improve or extend the life of the asset are capitalized. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any tenant improvements are written off if they are replaced or have no future value.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	39 years
Building improvements	Shorter of remaining life of the building or useful life
Building (leasehold interest)	Lesser of 39 years or remaining term of the lease
Furniture and fixtures	Four to seven years
Tenant improvements	Shorter of remaining term of the lease or useful life

Depreciation expense amounted to $35,302, $29,155 and $26,969 for the years ended December 31, 2012, 2011 and 2010, respectively.

For commercial real estate properties acquired after June 30, 2001, we assess the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with guidance included in Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”) (formerly known as Statement of Financial Accounting Standards (“SFAS”) No. 141 (“SFAS No. 141”), which was later replaced by SFAS 141 (R)), and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings as if vacant, based on estimated fair values. We assess and consider fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenant’s credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial. Real estate properties acquired prior to July 1, 2001 were accounted for under the provisions of Accounting Principles Board (“APB”) 16 (“APB 16”) using the purchase method. Under the provisions of APB 16, we did not allocate any of the purchase prices to acquired leases. APB 16 was superseded by SFAS 141 and later SFAS 141(R).

Acquired in-place lease costs (tenant improvements, leasing commissions and in-place lease costs) are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Acquired assumed above- and below-market leases are amortized on a straight-line basis as an adjustment to rental revenue over the remaining term of the underlying leases, including, for below-market leases, fixed option renewal periods, if any. To date, all such acquired lease intangibles were deemed to be immaterial and have been recorded as part of the cost of the acquired building. The fair values associated with below-market rental renewal options are determined based on our experience and the relevant facts and circumstances that existed at the time of the acquisitions. For below-market leases with fixed option renewal periods, we have applied a minimum threshold of a 10% differential between the fixed rate renewals and estimated market rents when evaluating recording a below-market lease intangible.

Results of operations of properties acquired are included in the combined statements of income from the date of acquisition. Acquisition related costs are expensed as incurred.

Should a tenant terminate its lease, any unamortized acquired in-place lease costs and acquired in-place lease assets and assumed above- and below-market leases associated with that tenant will be written off to amortization expense or rental revenue, as indicated above.

For properties which we construct, we capitalize the cost to acquire and develop the property. The costs to be capitalized include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs of personnel directly involved and other costs incurred during the period of development.

Construction in progress is stated at cost, which includes the cost of construction, other direct costs and overhead costs attributable to the construction. Interest is capitalized if deemed material. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress, which is included in Building and Improvements, was $20,017 and $7,713 as of December 31, 2012 and 2011, respectively.

We cease capitalization on the portions of a construction property substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

As a part of and concurrently with the IPO and the formation transactions, we will distribute our interest in certain residential buildings and land located in Stamford, Connecticut, which is zoned for residential use and held for future development. These interests have a historical cost of $15,500 and such residential buildings and land will be distributed to certain of the owners of the predecessor and therefore will not be acquired by us.

A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense is no longer recorded and the historic results are reclassified as discontinued operations.

Investments in Non-Controlled Entities

We account for our investments under the equity method of accounting where we do not have control but have the ability to exercise significant influence. Under this method, our investments are recorded at cost, and the investment accounts are adjusted for our share of the entities’ income or loss and for distributions and contributions. Equity income (loss) from non-controlled entities is allocated based on the portion of the ownership interest that is controlled by the Sponsor in each entity. The agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of the entity’s income or loss generally follows the entity’s distribution priorities, which may change upon the achievement of certain investment return thresholds.

To the extent that we contributed assets to an entity, our investment in the entity is recorded at cost basis in the assets that were contributed to the entity. Upon contributing assets to an entity, we make a judgment as to whether the economic substance of the transaction is a sale. If so, gain or loss is recognized on the portion of the asset to which the other partners in the entity obtain an interest.

To the extent that the carrying amount of these investments on our combined balance sheets is different than the basis reflected at the entity level, the basis difference would be amortized over the life of the related asset and included in our share of equity in net income of the entity.

On a periodic basis, we assess whether there are any indicators that the carrying value of our investments in entities may be impaired on an other than temporary basis. An investment is impaired only if management’s estimate of the fair value of the investment is less than the carrying value of the investment on an other than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair value of the investment. None of our investments in non-controlled entities are other than temporarily impaired.

We recognize incentive income in the form of overage fees from certain uncombined entities (which include non-controlled and other properties not included in the predecessor) as income to the extent it has been earned and not subject to a clawback feature.

If our share of distributions and net losses exceeds our investments for certain of the equity method investments and if we remain liable for future obligations of the entity or may otherwise be committed to provide future additional financial support, the investment balances would be presented in the accompanying combined balance sheets as liabilities. The effects of material intercompany transactions with these equity method investments are eliminated. None of the entity debt is recourse to us.

Impairment of Long-Lived Assets

Long-lived assets, such as commercial real estate properties and purchased intangible assets subject to amortization, are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On a periodic basis, we assess whether there are any indicators that the value of our real estate properties may be impaired or that its carrying value may not be recoverable. If circumstances require that a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. We do not believe that the value of any of our properties and intangible assets were impaired during the years ended December 31, 2012, 2011 and 2010.

Income Taxes

We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2013. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. To maintain our qualification as a REIT, we are required under the Internal Revenue Code of 1986, as amended, or the Code to distribute at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may also be subject to certain state, local, alternative minimum and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on our undistributed taxable income.

During the periods presented, the entities included in the combined financial statements are treated as partnerships or S corporations for U.S. federal and state income tax purposes and, accordingly, are not subject to entity-level tax. Rather, each entity’s taxable income or loss is allocated to its owners. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the accompanying combined financial statements.

Two of the limited liability companies in the Predecessor have non-real estate income that is subject to New York City unincorporated business tax (“NYCUBT”). In 2012 and 2011, one of these entities generated a loss for NYCUBT purposes while the other entity generated income. In 2010, both entities generated losses for NYCUBT purposes. It is estimated that it is more likely than not that those losses will not provide future benefit.

No provision or liability for U.S. federal, state, or local income taxes has been included in these combined financial statements as current year taxable income as referred to above is fully offset by a NYCUBT net operating loss carry forward from previous years.

We account for uncertain tax positions in accordance with ASC 740, “Income Taxes.” ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures. As of December 31, 2012 and 2011, we do not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions would be recorded as a component of the income tax provision. As of December 31, 2012, the tax years ended December 31, 2009 through December 31, 2012 remain open for an audit by the Internal Revenue Service. We have not received a notice of audit from the Internal Revenue Service for any of the open tax years.

As of December 31, 2012, the NYCUBT net operating loss carryforward was $15,846, expiring in the years 2021 to 2032. The carryforwards gave rise to a deferred tax asset of $634 and $612 at December 31, 2012 and 2011, respectively. The deferred tax asset was fully reserved by a valuation allowance at December 31, 2012. The valuation allowance increased by $22 in 2012.

Segment Reporting

Management has determined that it operates in two reportable segments: a real estate segment and a construction contracting segment. Our real estate segment includes all activities related to the ownership, management, operation, acquisition, repositioning and disposition of our real estate assets, including properties which are accounted for by the equity method. Our construction segment includes all activities related to providing construction services to tenants and to other entities within and outside our company. These two lines of businesses are managed separately because each business requires different support infrastructures, provides different services and has dissimilar economic characteristics such as investments needed, stream of revenues and different marketing strategies. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Although our observatory operations are currently not presented as a segment in our predecessor’s historical financial statements since our predecessor has a non-controlling interest in such observatory operations, we anticipate that the operations of our observatory will encompass a reportable segment upon completion of the IPO and the formation transactions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term liquid investments with original maturities of three months or less when purchased. The majority of our cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit. To date, we have not experienced any losses on our invested cash.

Restricted Cash

Restricted cash consists of amounts held by lenders and/or escrow agents to provide for future real estate tax expenditures and insurance expenditures, tenant vacancy related costs, debt service obligations and amounts held for tenants in accordance with lease agreements such as security deposits, as well as amounts held by our third-party property managers.

Revenue Recognition

Rental Revenue

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. We commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. We account for all of our leases as operating leases. Deferred rent receivables, including free rental periods and leasing arrangements allowing for increased base rent payments are accounted for in a manner that provides an even amount of fixed lease revenues over the respective non-cancellable lease terms. Differences between rental income recognized and amounts due under the respective lease agreements are recognized as an increase or decrease to deferred rents receivable.

The timing of rental revenue recognition is impacted by the ownership of tenant improvements and allowances. When we are the owner of the tenant improvements, revenue recognition commences after both the improvements are completed and the tenant takes possession or control of the space. In contrast, if we determine that the tenant allowances we are funding are lease incentives, then we commence revenue recognition when possession or control of the space is turned over to the tenant. Tenant improvement ownership is determined based on various factors including, but not limited to, whether the lease stipulates how and on what a tenant improvement allowance may be spent, whether the tenant or landlord retains legal title to the improvements at the end of the lease term, whether the tenant improvements are unique to the tenant or general-purpose in nature, and whether the tenant improvements are expected to have any residual value at the end of the lease.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters’ wage rate in effect during a base year or increases in the Consumer Price Index over the index value in effect during a base year.

We will recognize rental revenue of acquired in-place above- and below-market leases at their fair values over the terms of the respective leases, including, for below-market leases, fixed option renewal periods, if any.

Lease cancellation fees are recognized when the fees are determinable, tenant vacancy has occurred, collectability is reasonably assured, we have no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Total lease cancellation fees for the years ended December 31, 2012, 2011 and 2010 were $3,885, $684 and $11,869, respectively. Such fees are included in other income and fees in our combined statements of income.

Gains on Sale of Real Estate

We record a gain on sale of real estate when title is conveyed to the buyer and we have no substantial economic involvement with the property. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, profit sharing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Gains from sales of depreciated properties are included in discontinued operations and the net proceeds from the sale of these properties are classified in the investing activities section of the combined statements of cash flows. During the periods presented, we did not sell any properties.

Third-Party Management, Leasing and Other Fees

We earn revenue arising from contractual agreements with affiliated entities of the Sponsors that are not presented as controlled entities. This revenue is recognized as the related services are performed under the respective agreements in place.

Construction Revenue

Revenues from construction contracts are recognized under the percentage-of completion method. Under this method, progress towards completion is recognized according to the ratio of incurred costs to estimated total costs. This method is used because management considers the “cost-to-cost” method the most appropriate in the circumstances.

Contract costs include all direct material, direct labor and other direct costs and an allocation of certain overhead related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Allowance for Doubtful Accounts

We maintain an allowance against tenant and other receivables and deferred rents receivables for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental revenue that is recoverable over the term of the respective lease. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations. If our estimate of collectability differs from the cash received, then the timing and amount of our reported revenue could be impacted. Bad debt expense is included in operating expenses on our combined statements of income and includes the impact of changes in the allowance for doubtful accounts on our combined balance sheets, of $498, $1,226 and $2,410 for the years ended December 31, 2012, 2011, and 2010, respectively.

Discontinued Operations

We reclassify material operations related to properties sold during the period or held for sale at the end of the period to discontinued operations for all periods presented. There were no discontinued operations in the periods presented.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew leases, are amortized on a straight-line basis over the related lease term and the expense is included in depreciation and amortization in our combined statements of income. Upon the early termination of a lease, unamortized deferred leasing costs are charged to expense.

Deferred Financing Costs

Fees and costs incurred to obtain long-term financing have been deferred and are being amortized as a component of interest expense in our combined statements of income over the life of the respective mortgage on the straight-line method which approximates the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking debt, which do not close, are expensed in the period in which it is determined that the financing will not close.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. The expense for the years ended December 31, 2012, 2011 and 2010 was $1,313, $1,553 and $1,841, respectively, and is included within operating expenses in our combined statements of income.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Financial Accounting Standards Board (“FASB”) guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

We use the following methods and assumptions in estimating fair value disclosures for financial instruments.

Cash and cash equivalents, restricted cash, tenant and other receivables, due from affiliated companies, prepaid expenses and other assets, accrued interest payable, due to affiliate companies, deferred revenue, tenant security deposits and accounts payable and accrued expenses in our combined balance sheets approximate their fair value due to the short term maturity of these instruments.

The fair value of our mortgage notes payable and unsecured loans and notes payable-related parties which are determined using Level 3 inputs, are estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made to us.

The methodologies used for valuing financial instruments have been categorized into three broad levels as follows:

Level 1	—	Quoted prices in active markets for identical instruments.
Level 2	—	Valuations based principally on other observable market parameters, including:
Quoted prices in active markets for similar instruments;
Quoted prices in less active or inactive markets for identical or similar instruments;
Other observable inputs (such as risk free interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and
Market corroborated inputs (derived principally from or corroborated by observable market data).
Level 3	—	Valuations based significantly on unobservable inputs.

Valuations based on third-party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 3 valuations.

Valuations based on internal models with significant unobservable inputs.

These levels form a hierarchy. We follow this hierarchy for our financial instruments measured or disclosed at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

Offering Costs and Formation Transaction Expenses

In connection with the IPO, we have incurred or will incur incremental accounting fees, legal fees and other professional fees. Such costs will be deferred and recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Certain costs associated with the IPO not directly attributable to the solicitation of consents of investors in the existing entities and the IPO, but rather related to structuring the formation transaction, are expensed as incurred.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurements. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments in this ASU are required to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our combined financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” The update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of the comprehensive income are presented. The amendments in this update are to be applied retrospectively and are effective for fiscal years and interim periods, beginning after December 15, 2011, except for the amendment to the presentation of reclassifications of items out of accumulated other comprehensive income which the FASB issued a deferral of the effective date on November 8, 2011. The adoption of this guidance did not have a material impact on our combined financial statements.

In September 2011, the FASB issued a new Accounting Standards Update (ASU) to enhance the disclosure requirements about an employer’s participation in a multiemployer pension plan. Employers that participate in a multiemployer pension plan will be required to provide a narrative description of the general nature of the plans and the employer’s participation in the plans that would indicate how the risks of these plans are different from single-employer plans and a disclosure of the minimum contributions required by the agreement. For each multiemployer pension plan that is individually significant, employers are required to provide additional disclosures including disaggregation of information. The guidance is effective for annual periods for fiscal years ending after December 15, 2011. See note 9 for additional disclosures required by this guidance.

In December 2011, the FASB issued guidance that concluded when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity must apply the accounting guidance for sales of real estate to determine whether it should derecognize the in substance real estate. The reporting entity is precluded from derecognizing the real estate until legal ownership has been transferred to the lender to satisfy the debt. The guidance is effective for calendar year-end public and nonpublic companies in 2013 and is to be applied on a prospective basis. Early adoption of the guidance is permitted. The adoption of this guidance is not expected to have a material impact on our combined financial statements.

3.	Deferred Costs, Net

Deferred costs, net consisted of the following at December 31, 2012 and 2011:

	2012	2011
Leasing costs	$78,865	$69,995
Finance costs	23,609	19,503
Offering costs	27,789	13,512

Total	130,263	103,010

Less: Accumulated amortization	38,037	30,964

	$92,226	$72,046

Amortization expense related to deferred leasing costs was $7,389, $6,357 and $7,071 and deferred financing costs was $4,881, $3,247 and $1,983, for the years ended December 31, 2012, 2011 and 2010, respectively.

Offering costs for work done by employees of the supervisor on behalf of the non-controlled entities of $1,304, $1,210 and $172 for the years ended December 31, 2012, 2011, and 2010, respectively, were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the non-controlled entities. In addition, offering costs for work done by employees of the supervisor of approximately $608, $340 and $139 for the years ended December 31, 2012, 2011, and 2010, respectively, were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the option entities.

Correction of an Immaterial Error in the Financial Statements

Our prior period financial results have been adjusted to reflect an immaterial correction which has no impact to the net change in cash reported on the statement of cash flows. During fiscal year 2012, we determined that certain costs related to the structuring of the formation transaction that were previously included in deferred offering costs should have been expensed in the periods incurred. The correction impacted the 2011 and 2010 periods and had accumulated to an amount of $3,652 as of December 31, 2011. Adhering to applicable guidance for accounting changes and error corrections, we concluded that the error was not material to any of our prior period financial statements. The correction resulted in immaterial changes to deferred costs and formation transaction expenses for the years ended December 31, 2011 and 2010. We applied the guidance for accounting changes and error corrections and revised our prior period financial statements presented.

The following tables present the effect this correction had on the combined financial statements as of December 31, 2011 and for the years ended December 31, 2011 and 2010. Additionally, financial information included in the notes to the financial statements that is impacted by the adjustment have been revised, as applicable.

	As of December 31, 2010
	As reported	Adjustment	As adjusted
Owners’ equity (deficit)	(10,758)	(807)	(11,565)

	As of December 31, 2011
	As reported	Adjustment	As adjusted
Deferred costs, net	$75,698	$(3,652)	$72,046
Owners’ equity (deficit)	4,946	(3,652)	1,294

	For the year ended December 31, 2011
	As reported	Adjustment	As adjusted
Formation transaction expenses	$—	$2,845	$2,845
Net income	60,242	(2,845)	57,397
Net cash provided by operating activities	50,527	(2,845)	47,682
Net cash provided by financing activities	8,285	2,845	11,130
Net change in cash and cash equivalents	(1,715)	—	(1,715)

	For the year ended December 31, 2010
	As reported	Adjustment	As adjusted
Formation transaction expenses	$—	$807	$807
Net income	46,118	(807)	45,311
Net cash provided by operating activities	74,381	(807)	73,574
Net cash used in financing activities	(45,600)	807	(44,793)
Net change in cash and cash equivalents	(6,056)	—	(6,056)

4.	Investments in Non-controlled Entities

The investments in non-controlled entities consisted of the following at December 31, 2012 and 2011:

Entity	Property	Nominal % Ownership
Empire State Building Company, L.L.C.	350 Fifth Ave, New York, NY	23.750%
1333 Broadway Associates, L.L.C.	1333 Broadway, New York, NY	50.000%
1350 Broadway Associates, L.L.C.	1350 Broadway, New York, NY	50.000%
501 Seventh Avenue Associates, L.L.C.	501 Seventh Ave, New York, NY	20.469%

Empire State Building Company, L.L.C. is the operating lessee of the property at 350 Fifth Avenue. The land and fee owner, Empire State Building Associates L.L.C., is a predecessor controlled entity whose operations are included in our combined financial statements. For the Observatory operations, revenues consist of admission fees to visit the observatory. Revenues from the sale of Observatory tickets are recognized upon admission or expiration. Revenues from photography, gifts and other products and services are recognized at the time of sale.

1333 Broadway Associates, L.L.C. owns the fee and leasehold positions at the same address.

1350 Broadway Associates, L.L.C. is the operating lessee of the property at the same address.

501 Seventh Avenue Associates L.L.C. is the operating lessee of the property at the same address. The fee owner, Seventh Avenue Building Associates L.L.C., is a predecessor controlled entity whose operations are included in our combined financial statements.

Our share of income from these entities may exceed nominal ownership percentages based on the achievement of certain income thresholds as set forth in the relevant partnership agreements.

The following table reflects the activity in our investments in non-controlled entities for the years ended December 31, 2012 and 2011:

	2012	2011
Balance at beginning of year	$72,626	$81,744
Equity in Net income	14,348	3,893
Distributions and other eliminations	(10,095)	(13,011)

Balance at end of year	$76,879	$72,626

The following reflects combined summarized financial information of the non-controlled entities:

	December 31, 2012
Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate	$195,304	$38,212	$40,317	$16,891	$290,724
Other assets	145,949	37,741	22,150	17,283	223,123

Total assets	$341,253	$75,953	$62,467	$34,174	$513,847

Mortgage and notes payable	$—	$71,200	$50,427	$—	$121,627
Other liabilities	63,265	4,050	5,147	4,531	76,993

Total liabilities	63,265	75,250	55,574	4,531	198,620

Members’/partners’ equity	278,647	703	6,893	29,643	315,886
Non-controlling interest	(659)	—	—	—	(659)

Total equity	277,988	703	6,893	29,643	315,227

Total liabilities and members’/partners’ equity	$341,253	$75,953	$62,467	$34,174	$513,847

Our share of equity — carrying value of our investments in non-controlled entities	$66,179	$847	$3,446	$6,407	$76,879

	December 31, 2011
Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate	$182,490	$35,772	$37,116	$17,131	$272,509
Other assets	130,859	41,855	20,309	17,631	210,654

Total assets	$313,349	$77,627	$57,425	$34,762	$483,163

Mortgage and notes payable	$—	$71,200	$44,427	$—	$115,627
Other liabilities	62,992	2,251	3,720	5,405	74,368

Total liabilities	62,992	73,451	48,147	5,405	189,995

Members’/partners’ equity	252,164	4,176	9,278	29,357	294,975
Non-controlling interest	(1,807)	—	—	—	(1,807)

Total equity	250,357	4,176	9,278	29,357	293,168

Total liabilities and members’/partners’ equity	$313,349	$77,627	$57,425	$34,762	$483,163

Our share of equity — carrying value of our investments in non-controlled entities	$59,890	$2,088	$4,639	$6,009	$72,626

	December 31, 2012
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental revenue	$133,666	$14,539	$21,275	$18,827	$188,307
Observatory revenue	91,870	—	—	—	91,870

Total revenue	225,536	14,539	21,275	18,827	280,177

Expenses:
Operating expenses — rental	119,482	7,528	10,667	13,101	150,778
Operating expenses — overage rent	24,199	—	—	2,497	26,696
Operating expenses — observatory	20,709	—	—	—	20,709
Interest	—	4,748	2,993	—	7,741
Depreciation and amortization	13,615	1,112	3,489	1,496	19,712

Total expenses	178,005	13,388	17,149	17,094	225,636

Net Income	$47,531	$1,151	$4,126	$1,733	$54,541

Our share of equity in net income of non-controlled entities	$11,015	$576	$2,063	$694	$14,348

	December 31, 2011
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental revenue	$118,720	$14,670	$19,179	$17,713	$170,282
Observatory revenue	80,562	—	—	—	80,562

Total revenue	199,282	14,670	19,179	17,713	250,844

Expenses:
Operating expenses — rental	122,381	7,072	10,328	13,169	152,950
Operating expenses — overage rent	28,780	—	—	1,545	30,325
Operating expenses — observatory	20,009	—	—	—	20,009
Interest	—	4,741	2,701	—	7,442
Depreciation and amortization	15,833	3,053	3,117	1,870	23,873

Total expenses	187,003	14,866	16,146	16,584	234,599

Net Income (loss)	$12,279	$(196)	$3,033	$1,129	$16,245

Our share of equity in net income of non-controlled entities	$2,158	$391	$935	$409	$3,893

	December 31, 2010
Statements of Income	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental revenue	$114,520	$15,249	$18,347	$17,482	$165,598
Observatory revenue	78,880	—	—	—	78,880

Total Revenue	193,400	15,249	18,347	17,482	244,478

Expenses:
Operating expenses — rental	107,042	7,172	8,927	12,230	135,371
Operating expenses — overage rent	4,111	—	—	842	4,953
Operating expenses — observatory	18,249	—	—	—	18,249
Interest	—	4,483	2,691	—	7,174
Depreciation and amortization	11,693	2,840	2,695	2,614	19,842

Total expenses	141,095	14,495	14,313	15,686	185,589

Net Income	$52,305	$754	$4,034	$1,796	$58,889

Our share of equity in net income of non-controlled entities	$12,423	$587	$2,017	$297	$15,324

5	Debt

Mortgage Notes Payable

Mortgage notes payable are collateralized by the following respective real estate properties and assignment of operating leases at December 31:

	Principal Balance as of December 31
	2012	2011	Stated Rate	Effective Rate(1)	Maturity Date(2)
Mortgage debt collateralized by:
Fixed rate debt
69-97 Main Street	$9,218	$9,364	5.64%	5.95%	5/1/2013
501 Seventh Avenue
(Note 1)	1,075	1,110	5.75%	6.60%	8/1/2013
(Note 2)(3)	32,589	33,651	5.75%	6.60%	8/1/2013
(Note 2)(3)	7,107	7,312	6.04%	6.89%	8/1/2013
1359 Broadway
(first lien mortgage loan)	9,922	10,244	5.75%	6.19%	8/1/2014
(second lien mortgage loan)(4)	5,761	5,948	5.75%	6.21%	8/1/2014
(second lien mortgage loan)(4)	11,689	12,042	5.87%	6.33%	8/1/2014
(second lien mortgage loan)(4)	19,068	19,531	6.40%	6.87%	8/1/2014
One Grand Central Place
(first lien mortgage loan)	73,922	76,009	5.34%	5.74%	11/5/2014
(second lien mortgage loan)(5)	15,187	15,470	7.00%	7.40%	11/5/2014
500 Mamaroneck Avenue	33,256	33,915	5.41%	5.76%	1/1/2015
250 West 57th Street (first lien mortgage loan)	26,442	27,220	5.33%	5.95%	1/5/2015
(second lien mortgage loan)	11,524	11,780	6.13%	6.75%	1/5/2015
Metro Center
(Note 1)(6)	59,937	61,358	5.80%	5.93%	1/1/2016
(Note 2)(6)	38,151	38,719	6.02%	6.15%	1/1/2016

	Principal Balance as of December 31
	2012	2011	Stated Rate	Effective Rate(1)	Maturity Date(2)
10 Union Square	21,284	21,574	6.00%	6.44%	5/1/2017
10 Bank Street	33,963	34,499	5.72%	5.90%	6/1/2017
1542 Third Avenue	19,370	19,706	5.90%	6.27%	6/1/2017
First Stamford Place	248,716	250,000	5.65%	5.87%	7/5/2017
1010 Third Avenue and 77 West 55th Street	28,570	29,018	5.69%	6.06%	7/5/2017
383 Main Avenue	30,924	31,417	5.59%	5.79%	7/5/2017

Total fixed rate debt	737,675	749,887

Floating rate debt
501 Seventh Avenue (third lien mortgage loan)	6,540	6,540	(8)	(8)	8/1/2013
The Empire State Building (secured term loan)	219,000	159,000	(7)	(7)	7/26/2014
250 West 57th Street (third lien mortgage loan)	14,935	5,935	(9)	(9)	1/5/2015

Total floating rate debt	240,475	171,475

Total Mortgage Notes Payable	$978,150	$921,362

(1)	The effective rate is the yield as of December 31, 2012 including the effects of debt issuance costs. There are no discounts or premiums on the notes.
(2)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(3)	Represents the two tranches of the second lien mortgage loan.
(4)	Represents three tranches of the second lien mortgage loan.
(5)	Represents a second lien mortgage loan.
(6)	Notes 1 and 2 are pari passu.
(7)	Floating at 30 day LIBOR + 2.5%. The rate as of December 31, 2012 was 2.71%. The loan is collateralized by the Empire State Building.
(8)	Floating at 30 day LIBOR + 2.0%. The rate as of December 31, 2012 was 2.21%.
(9)	Interest is paid based on a floating rate that is greater of (i) 4.25% and (ii) prime plus 1%. Prior to January 5, 2015, we have the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of two days prior to the effective date of the fixing of the interest rate, and (ii) the greater of (a) 5.00% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of 30 days prior to the effective date of the fixing of the interest rate. If option (i) is selected, we will be subject to the payment of pre-payment fees, and if option (ii) is selected, we may prepay the loan without any pre-payment fees.

Contractual Principal Payments

Contractual aggregate required principal payments on mortgage notes payable at December 31, 2012 are as follows:

2013	$69,731
2014	360,454
2015	90,887
2016	97,716
2017	359,362

Total principal maturities	$978,150

The mortgage note payable balance of $978,150 does not include the accrued interest of $3,409, at December 31, 2012.

Unsecured Loan and Notes Payable

As of December 31, 2012, we hold unsecured notes payable totaling $14,739 to trusts which benefit parties related to the Sponsor. Accrued interest is $177. The notes bear interest at a rate of 1.2% compounded annually and are due on November 14, 2020. This liability will be distributed to certain owners of the predecessor and will not be assumed by us. Prior to November 15, 2011, the related liability consisted of a single demand note payable to one of the Sponsors. That previous loan was payable on demand and earned interest at the short term Applicable Federal Rate. On November 15, 2011, the note was transferred to the present owners and re-stated at the present terms.

On April 21, 2011, one of the combined entities (500 Mamaroneck, L.P.) entered into a promissory note agreement with the Sponsors, as agents for certain investors in 500 Mamaroneck, L.P. (“2011 Promissory Note”), under which the investors loaned $3,600 (including $1,174 from the Sponsors) to 500 Mamaroneck, L.P. Loans made pursuant to the 2011 Promissory Note earn interest at the rate of 10% per annum, payable quarterly, beginning July 1, 2011. The loans will mature on the earliest of (i) January 1, 2015, (ii) sale or transfer of title to the property, or (iii) satisfaction of the existing first mortgage loan on the property. Loans made under the 2011 Promissory Note may be repaid without penalty at any time in part or in full, along with all accrued interest.

6.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2012	2011
Accounts payable and accrued liabilities	$24,711	$20,180
Improvements payable	1,926	518
Other	252	1,195

Accounts payable and accrued expenses	$26,889	$21,893

7.	Fair Value of Financial Instruments

Our estimates of the fair value of financial instruments at December 31, 2012 and 2011 were determined by management using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The following table presents the aggregate carrying value of our debt and the corresponding estimates of fair value as of December 31, 2012 and 2011:

	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage notes payable	$978,150	$1,003,756	$921,362	$947,395
Unsecured loans and notes payable — related parties	18,339	13,818	18,288	18,288

Total	$996,489	$1,017,574	$939,650	$965,683

The fair value of our mortgage notes payable, which is determined using Level 3 inputs, is based on a discounted cash flow model using currently available market rates assuming the loans are outstanding through maturity and considering the loan to value ratios. The unsecured loans and notes payable are carried at amounts which reasonably approximate their fair value at inception.

Cash and cash equivalents, restricted cash, tenant and other receivables, accrued interest payable, due from affiliated companies, due to affiliate companies, deferred revenue, tenant security deposits and accounts payable approximate their fair values because of the short-term nature of these instruments.

8.	Rental Income

We lease various office spaces to tenants over terms ranging from one to 18 years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the consumer price index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in our combined statements of income as tenant expense reimbursement.

As of December 31, 2012, we were entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2030.

2013	$165,333
2014	152,905
2015	135,635
2016	125,381
2017	112,767
Thereafter	741,455

$1,433,476

Future minimum rent as reflected above includes approximately $13,581 in 2013, $9,155 in 2014, $6,255 in each of the years 2015, 2016 and 2017 and $353,556 thereafter from Empire State Building Company L.L.C. (lease term as extended expires on January 4, 2076) and 501 Seventh Avenue Associates L.L.C. (lease term as extended expires on March 31, 2050), which are lessees of two fee lessor positions included in the combined financial statements. The lessees are non-controlled entities and are included in the combined financial statements under the equity method. Upon acquisition by our company, the foregoing rental income will be eliminated in consolidation. For purposes of computing future minimum rent from Empire State Building Company, L.L.C. and 501 Seventh Avenue Associates L.L.C., it was assumed that mortgages maturing during this period will not be refinanced.

The above future minimum lease payments exclude tenant recoveries, amortization of deferred rent receivables and the net accretion of above-below-market lease intangibles. Some leases are subject to termination options generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

9.	Commitments and Contingencies

Legal Proceedings

In the normal course of business, we are subject to claims, lawsuits and legal proceedings. While it is not possible to ascertain with certainty the ultimate outcome of such matters, in our opinion, the liabilities, if any, in excess of amounts provided or covered by insurance, are not expected to have a material adverse effect on our combined financial position, results of operations or liquidity.

Litigation

Except as described below, we are not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business such as disputes with tenants. We believe that the costs and related liabilities, if any, which may result from such actions, will not materially affect our combined financial position, operating results or liquidity.

In March 2012, five putative class actions, or the Class Actions, were filed in New York State Supreme Court, New York County by participants in Empire State Building Associates L.L.C. (“ESBA”) and several other entities supervised by the supervisor (on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012). The plaintiffs assert claims against the predecessor’s management companies, Anthony E. Malkin, Peter L. Malkin, the Estate of Leona M. Helmsley, Empire State Realty OP, L.P. and Empire State Realty Trust, Inc. for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty. They allege, among other things, that the terms of the consolidation and the process by which it was structured (including the valuation that was employed) are unfair to the participants in the existing entities, the consolidation provides excessive benefits to the supervisor and its affiliates and the then-draft prospectus/consent solicitation filed with the SEC failed to make adequate disclosure to permit a fully informed decision about the proposed consolidation. The complaints seek money damages and injunctive relief preventing the proposed consolidation. The Class Actions were consolidated and co-lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012. Furthermore, an underlying premise of the Class Actions, as noted in discussions among plaintiffs’ counsel and defendants’ counsel, was that the consolidation had been structured in such a manner that would cause participants in ESBA, 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (the “subject LLCs”) immediately to incur substantial tax liabilities.

The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions. The Stipulation of Settlement recites that the consolidation was approved by overwhelming consent of the participants in the private entities. The Stipulation of Settlement states that counsel for the plaintiff class satisfied themselves that they have received adequate access to relevant information, including the independent valuer’s valuation process and methodology, that the disclosures in the Registration Statement on Form S-4, as amended, are appropriate, that the transaction presents potential benefits, including the opportunity for liquidity and capital appreciation, that merit the participants’ serious consideration and that each of the named class representatives intends to support the transaction as modified. The Stipulation of Settlement further states that counsel for the plaintiff class are satisfied that the claims regarding tax implications, enhanced disclosures, appraisals and exchange values of the properties that would be consolidated into our company, and the interests of the participants in the subject LLCs and the private entities, have been addressed adequately, and they have concluded that the settlement pursuant to the Stipulation of Settlement and opportunity to consider the proposed transaction on the basis of revised consent solicitations are fair, reasonable, adequate and in the best interests of the plaintiff class.

The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs.

The terms of the settlement include, among other things (i) a payment of $55,000, with a minimum of 80% in cash and maximum of 20% in freely-tradable shares of common stock and/or freely-tradable operating partnership units to be distributed, after reimbursement of plaintiffs’ counsel’s court-approved expenses and payment of plaintiffs’ counsel’s court-approved attorneys’ fees and, in the case of shares of common stock and/or operating partnership units, after the termination of specified lock-up periods, to participants in the subject LLCs and the private entities pursuant to a plan of allocation to be prepared by counsel for plaintiffs; (ii) defendants’ agreement that (a) the IPO will be on the basis of a firm commitment underwriting; (b) if, during the solicitation period, any of the three subject LLCs’ percentage of total exchange value is lower than what is stated in the final prospectus/consent solicitation by 10% or more, such decrease will be promptly disclosed by defendants to participants in the subject LLCs; and (c) unless total gross proceeds of $600,000 are raised in the IPO, defendants will not proceed with the transaction without further approval of the subject LLCs; and (iii) defendants’ agreement to make additional disclosures in the prospectus/consent solicitation regarding certain matters (which are included therein). Participants in the subject LLCs and private entities will not be required to bear any portion of the settlement payment. The payment in settlement of the Class Actions will be made by the Estate of Leona M. Helmsley and affiliates of the supervisor (provided that none of the supervisor’s affiliates that would become our direct or indirect subsidiary in the consolidation will have any liability for such payment) and certain participants in the private entities who agree to contribute. We will not bear any of the settlement payment.

The settlement further provides for the certification of a class of participants in the three subject LLCs and all of the private entities, other than defendants and other related persons and entities, and a release of any claims of the members of the class against the defendants and related persons and entities, as well as underwriters and other advisors. The release in the settlement excludes certain claims, including but not limited to, claims arising from or related to any supplement to the Registration Statement on Form S-4 that is declared effective to which the plaintiffs’ counsel objects in writing, which objection will not be unreasonably made or delayed, so long as plaintiffs’ counsel has had adequate opportunity to review such supplement. The settlement was subject to court approval. It is not effective until such court approval is final, including the resolution of any appeal. Defendants continue to deny any wrongdoing or liability in connection with the allegations in the Class Actions.

On January 18, 2013, the parties jointly moved for preliminary approval of such settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing.

On January 28, 2013, six participants in ESBA filed an objection to preliminary approval, and cross-moved to intervene in the Class Actions and for permission to file a separate complaint on behalf of ESBA participants. On February 21, 2013 the court denied the cross motion of such objecting participants, and the court denied permission for such objecting participants to file a separate complaint as part of the Class Actions, but permitted them to file a brief solely to support their allegation that the buyout would deprive non-consenting participants in ESBA of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting participants’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in the supervisor’s favor, holding that the buyout provisions of the participation agreements with respect to ESBA are legally binding and enforceable and that participants do not have the rights that they claimed under the New York Limited Liability Company Law.

On May 2, 2013, the court held a hearing regarding final approval of the Class Actions settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are participants in all of the subject LLCs and private entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or IPO. The settlement will not become final until resolution of any appeal.

Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15,000 in fees and $296 in expenses, which the court reduced to $11,590 in fees and $265 in expenses.

The participants who challenged the buyout provision appealed the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, the supervisor filed its brief in opposition to the motion for the stay.

In addition, on June 20, 2013, these same participants filed additional notices of appeal from the trial court’s rulings in the Class Actions. They appealed (i) the order entered February 22, 2013 granting preliminary approval of the Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf of ESBA participants; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Class Action settlement; (v) the Final Judgment and Order entered

May 17, 2013; (vi) the order entered May 17, 2013 approving the Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs.

Any decision on the appeal on the New York Limited Liability Law issue could take many months. The timing or outcome of an appeal process or any related relief, if such appeal were successful, cannot be predicted. If the court’s decision were reversed by the appellate court, there is a risk that it could have a material and adverse effect on us, and the court could order some or all of the relief that the objecting participants have requested, as described above. Although there can be no assurance, we believe that the trial court’s decision was correct, and that it will be upheld on appeal.

As noted, class members who objected to the Class Action settlement filed notices of appeal from the court’s decision to approve the Stipulation of Settlement. As a result, we may incur costs associated with defending any such appeal or paying any judgment if we lose. We cannot predict the timing or outcome of an appeal. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on us, including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, the supervisor believes that the trial court’s decision was correct, and that it will be upheld on appeal.

There is a risk that other third parties will assert claims against us or our supervisor, including, without limitation, that our supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against us.

Unfunded Capital Expenditures

At December 31, 2012, we estimate that we will incur $79,255 of capital expenditures (including tenant improvements and leasing commissions) on our wholly-owned properties pursuant to existing lease agreements. We expect to fund these capital expenditures with operating cash flow, additional property level mortgage financings and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion.

Concentration of Credit Risk

Financial instruments that subject us to credit risk consist primarily of cash, restricted cash, due from affiliated companies, tenant and other receivables and deferred rent receivable.

Included in cash and cash equivalents and restricted cash at December 31, 2012 and 2011 were $71,048 and $103,867 of bank balances in excess of amounts insured by the Federal Deposit Insurance Corporation that were held on deposit at various major financial institutions. Included in these amounts are $34,025 and $67,184 at December 31, 2012 and 2011, respectively, of money market mutual funds sponsored by those institutions. The underlying investments of those funds are divided between short-term United States Treasury securities and a diversified portfolio of other short-term obligations. Beginning January 1, 2013, non-interest bearing transaction accounts are no longer insured separately from depositors’ other accounts at the same FDIC Insured Depository Institution (“IDI”). Instead, non-interest bearing transaction accounts are added to any of a depositor’s other accounts in the applicable ownership category, and the aggregate balance will be insured up to at least the standard maximum deposit insurance amount of $250, per depositor, at each separately chartered IDI.

Real Estate Investments

Our properties are located in Manhattan, New York; Fairfield County, Connecticut; and Westchester County, New York. The latter locations are suburbs of the city of New York. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the markets in which the tenants operate. We perform ongoing credit evaluations of our tenants for potential credit losses.

Tenant Credit Evaluations

Our investments in real estate properties are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in general economic conditions, trends in the real estate industry, creditworthiness of tenants, competition of tenants and customers, changes in tax laws, interest rate levels, the availability and cost of financing, and potential liability under environmental and other laws.

We may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees and we perform ongoing credit evaluations of tenants. Although the tenants operate in a variety of industries, to the extent we have a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on our company.

Major Customers and Other Concentrations

Excluding the revenues we recognized under operating leases with non-controlled entities, for the year ended December 31, 2012, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.43%, 3.21% and 2.98% (total of 10.62%) of 2012 revenues. For the year ended December 31, 2011, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.23%, 3.31% and 3.24% (total of 10.78%) of 2011 revenues. For the year ended December 31, 2010, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 5.03%, 3.95%, and 3.45% (total of 12.43%) of 2010 revenues.

For the years ended December 31, 2012 and 2011, four properties individually accounted for more than 10% of total revenues, and for the year ended December 31, 2010, three properties individually accounted for more than 10% of total revenues. For 2012, One Grand Central Place represented approximately 24.20% of total revenues, Empire State Building represented approximately 17.53%, First Stamford Place represented approximately 13.93%, and 250 West 57th Street represented approximately 10.44%. For 2011, One Grand Central Place represented approximately 23.55% of total revenues, Empire State Building represented approximately 18.76%, First Stamford Place represented approximately 14.17%, and 250 West 57th Street represented approximately 10.14%. For 2010, One Grand Central Place represented approximately 26.53% of total revenues, First Stamford Place represented approximately 17.00%, and 250 West 57th Street represented approximately 10.01%.

Asset Retirement Obligations

We are required to accrue costs that we are legally obligated to incur on retirement of our properties which result from acquisition, construction, development and/or normal operation of such properties. Retirement includes sale, abandonment or disposal of a property. Under that standard, a conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within a company’s control and a liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified asbestos or asbestos-containing building materials in certain of our properties. As of December 31, 2012, management has no plans to remove or alter these properties in a manner that would trigger federal and other applicable regulations for asbestos removal, and accordingly, the obligations to remove the asbestos or asbestos-containing building materials from these properties have indeterminable settlement dates. As such, we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation. However ongoing asbestos abatement, maintenance programs and other required documentation are carried out as required and related costs are expensed as incurred.

Other Environmental Matters

Certain of our properties have been inspected for soil contamination due to pollutants, which may have occurred prior to our ownership of these properties or subsequently in connection with its development and/or its use. Required remediation to such properties has been completed and as of December 31, 2012, management believes that there are no obligations related to environmental remediation other than maintaining the affected sites in conformity with the relevant authority’s mandates and filing the required documents. All such maintenance costs are expensed as incurred.

We expect that resolution of the environmental matters relating to the above will not have a material impact on our business, assets, combined financial condition, results of operations or liquidity. However, we cannot be certain that we have identified all environmental liabilities at our properties, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that such environmental liabilities arise.

Insurance Coverage

We carry insurance coverage on our properties of types and in amounts with deductibles that we believe are in line with coverage customarily obtained by owners of similar properties.

Multiemployer Pension and Defined Contribution Plans

We contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

If we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

We participate in various unions. The union which has significant employees and costs is as follows:

32BJ

We participate in the Building Service 32BJ, or Union, Pension Plan and Health Plan. The Pension Plan is a multi-employer, non-contributory defined benefit pension plan that was established under the terms of collective bargaining agreements between the Service Employees International Union, Local 32BJ, the Realty Advisory Board on Labor Relations, Inc. and certain other employees. This Pension Plan is administered by a joint board of trustees consisting of union trustees and employer trustees and operates under employer identification number 13-1879376. The Pension Plan year runs from July 1 to June 30. Employers contribute to the Pension Plan at a fixed rate on behalf of each covered employee. Separate actuarial information regarding such pension plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit. However, on September 28, 2011 and September 28, 2012, the actuary certified that for the plan years beginning July 1, 2011 and July 1, 2012, respectively, the Pension Plan was in critical status under the Pension Protection Act of 2006. The Pension Plan trustees adopted a rehabilitation plan consistent with this requirement. No surcharges have been paid to the Pension Plan as of December 31, 2012. For the years ended December 31, 2012, 2011 and 2010, the Pension Plan received contributions from employers totaling $212,700, $201,266 and $193,250, respectively.

The Health Plan was established under the terms of collective bargaining agreements between the Union, the Realty Advisory Board on Labor Relations, Inc. and certain other employers. The Health Plan provides health and other benefits to eligible participants employed in the building service industry who are covered under collective bargaining agreements, or other written agreements, with the Union. The Health Plan is administered by a Board of Trustees with equal representation by the employers and the Union and operates under employer identification number 13-2928869. The Health Plan receives contributions in accordance with collective bargaining agreements or participation agreements. Generally, these agreements provide that the employers contribute to the Health Plan at a fixed rate on behalf of each covered employee. Pursuant to the contribution diversion provision in the collective bargaining agreements, the collective bargaining parties agreed, beginning January 1, 2009, to divert to the Pension Plan $1,950 of employer contributions per quarter that would have been due to the Health Plan. Effective October 1, 2010, the diversion of contributions was discontinued. For the years ended December 31, 2012, 2011 and 2010, the Health Plan received contributions from employers totalling $893,300, $843,205 and $770,837, respectively.

Terms of Collective Bargaining Agreements

The most recent collective bargaining agreement for Local 32BJ commenced from January 1, 2012 through December 31, 2015 (prior agreement was from January 1, 2008 through December 31, 2011).

Contributions

Contributions we made to the multi-employer plans for the years ended December 31, 2012, 2011 and 2010 are included in the table below:

Benefit Plan	2012	2011	2010
Pension Plans (pension and annuity)*	$768	$750	$728
Health Plans**	2,013	1,899	1,850
Other***	160	165	72

Total plan contributions	$2,941	$2,814	$2,650

*	Pension plans include $349, $354 and $349 for the years ended 2012, 2011 and 2010, respectively, from multiemployer plans not discussed above.
**	Health plans include $495, $474 and $456 for the years ended 2012, 2011 and 2010, respectively, from multiemployer plans not discussed above.
***

Other includes $77, $50 and $39 for the years ended 2012, 2011 and 2010, respectively, in connection with One Grand Central Place and 250 West 57th Street for multiemployer plans not discussed above for union costs which were not itemized between pension and health plans.

10.	Related Party Transactions

Services are provided by us to affiliates of the Sponsors that are not part of the predecessor. These affiliates are related parties because beneficial interests in the predecessor and the affiliated entities are held, directly or indirectly, by the Sponsors, their affiliates and their family members.

During 2012, 2011 and 2010, we engaged in various transactions with affiliates of the Sponsors and their family members. These transactions are reflected in our combined statements of income as third-party management and other fees and the unpaid balances are reflected in the due from affiliated companies on the combined balance sheet.

Supervisory Fee Revenue

We earned supervisory fees from affiliated entities not included in the combined financial statements of $1,866, $2,096 and $1,512 during the years ended December 31, 2012, 2011 and 2010, respectively. These fees are included within Third-party management and other fees.

We earned supervisory fees from uncombined entities included in the combined financial statements on the equity method of $827, $1,231 and $413 during the years ended December 31, 2012, 2011 and 2010, respectively. These fees are included within Third-party management and other fees.

Property Management Fee Revenue

We earned property management fees from affiliated entities not included in the combined financial statements of $985, $944 and $1,055 during the years ended December 31, 2012, 2011 and 2010, respectively. These fees are included within Third-party management and other fees.

We earned property management fees from uncombined entities included in these combined financial statements on the equity method of $1,195, $723 and $178 during the years ended December 31, 2012, 2011 and 2010, respectively. These fees are included within Third-party management and other fees.

Lease Commissions

We earned leasing commissions from affiliated entities not included in the combined financial statements of $198, $2 and $2 during the years ended December 31, 2012, 2011 and 2010, respectively.

Profit Share

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from affiliated entities not included in the combined financial statements. Our profits interest totaled $749, $809 and $824 during the years ended December 31, 2012, 2011 and 2010, respectively. These fees are included within Other income and fees.

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from uncombined entities included in these combined financial statements on the equity method. Our profits interest totaled $925, $862 and $491 during the years ended December 31, 2012, 2011 and 2010, respectively. These fees are included within Other income and fees.

Other Fees and Disbursements from Non-Controlled Affiliates

We earned other fees and disbursements from affiliated entities not included in the combined financial statements of $619, $946 and $561 during the years ended December 31, 2012, 2011 and 2010, respectively. These fees are included within Other income and fees.

We earned other fees and disbursements from uncombined entities included in these combined financial statements on the equity method of $1,326, $1,234 and $201 during the years ended December 31, 2012, 2011 and 2010, respectively. These fees are included within Other income and fees. Included in these other fees are reimbursements for offering costs related to the IPO of $1,304, $1,210 and $172 during the years ended December 31, 2012, 2011 and 2010, respectively, of which $359, $936 and $0 were included in Due from affiliated companies as of December 31, 2012, 2011 and 2010, respectively.

Family Office Services

Family office services mainly comprise accounting and bookkeeping services. During the years ended December 31, 2012, 2011 and 2010, we provided certain family office services to the Sponsors. The Sponsors reimbursed us for direct costs in the amount of $805, $759 and $705, in 2012, 2011 and 2010, respectively.

Aircraft Use

Malkin Properties CT, one of the companies that comprise the predecessor, owned interests in three aircraft for use by the predecessor’s management companies and the Sponsors. A significant portion of the aircraft use was for the “personal use” of Peter L. Malkin and Anthony E. Malkin. The costs of the aircraft, and attendant expenses, which were attributable to such “personal use,” were not deductible for income tax purposes. An amount, in accordance with a formula set forth in the Code, was added to the compensation of Peter L. Malkin and Anthony E. Malkin. “Personal use” expenses amounted to $0, $214 and $581 for the years ended December 31, 2012, 2011 and 2010, respectively. These expenses are included within marketing, general and administrative expenses.

In May 2011, Malkin Properties CT sold all of its interests in two of the aircraft for $238. All of the interests in the third aircraft were sold in May 2011 to Air Malkin LLC (a company owned by Peter L. Malkin) at their estimated fair value of $383. There was no material income or loss to us in connection with these transactions.

Receivable in Connection with Officer’s Life Insurance

Malkin Properties CT paid the premium on a split dollar life insurance policy with a face amount of $11,000 carried on the life of Anthony E. Malkin, President of Malkin Properties CT. The owner and beneficiary of the policy was a trust whose beneficiaries are members of the family of Mr. Malkin. The trust reimburses Malkin Properties CT a portion of the annual premium of this policy, at a rate determined to be solely the cost of the insurance protection.

The trustee of the trust had assigned to Malkin Properties CT the right to receive an amount equal to the cumulative annual premiums it has paid on the policy since origination (i) from amounts payable to the trust on account of death of the insured or (ii) upon surrender of the policy by the trust. As of December 31, 2012 and 2011, the amounts due to Malkin Properties CT was $0 and $1,331, respectively. This amount was included within Tenant and other receivables.

The insurance policy terminated on December 31, 2011 and was not renewed. Malkin Properties CT was reimbursed for the cumulative premiums paid on behalf of Anthony E. Malkin of $1,331 upon surrender of the policy in January 2012. The cash surrender value of the insurance policy was used to repay all of the monies due to Malkin Properties CT.

Other

Included in Tenant and other receivables are amounts due from partners and shareholders of $515 and $530 at December 31, 2012 and 2011, respectively.

11.	Segment Reporting

Our reportable segments consist of a real estate segment and a construction contracting segment. Management internally evaluates the operating performance and financial results of our segments based on net operating income. We also have certain general and administrative level activities, including legal and accounting, that are not considered separate operating segments. Our reportable segments are on the same basis of accounting as described in Note 2.

The following table provides components of segment profit for each segment for the years ended December 31, 2012, 2011 and 2010, as reviewed by management:

	2012
	Real Estate	Construction Contracting	Totals
Revenues from external customers	$241,292	$18,902	$260,194
Intersegment revenues	74	5,714	5,788

Total revenues	241,366	24,616	265,982
All operating expenses, excluding noncash items	(85,848)	(24,734)	(110,582)
Interest expense	(54,394)	—	(54,394)
Depreciation and amortization expense	(42,661)	(29)	(42,690)
Equity in net income of non-controlled entities	14,348	—	14,348

Segment profit (loss)	$72,811	$(147)	$72,664

Segment assets	$964,160	$11,514	$975,674

Investment in non-controlled entities	$76,879	$—	$76,879

Expenditures for segment assets	$87,659	$—	$87,659

	2011
	Real Estate	Construction Contracting	Totals
Revenues from external customers	$247,191	$47,560	$294,751
Intersegment revenues	73	6,476	6,549

Total revenues	247,264	54,036	301,300
All operating expenses, excluding noncash items	(85,833)	(52,122)	(137,955)
Interest expense	(54,746)	—	(54,746)
Depreciation and amortization expense	(35,481)	(32)	(35,513)
Equity in net income of non-controlled entities	3,893	—	3,893

Segment profit	$75,097	$1,882	$76,979

Segment assets	$916,617	$15,728	$932,345

Investment in non-controlled entities	$72,626	$—	$72,626

Expenditures for segment assets	$60,582	$—	$60,582

	2010
	Real Estate	Construction Contracting	Totals
Revenues from external customers	$219,368	$27,139	$246,507
Intersegment revenues	72	11,843	11,915

Total revenues	219,440	38,982	258,422
All operating expenses, excluding noncash items	(87,651)	(38,297)	(125,948)
Interest expense	(52,264)	—	(52,264)
Depreciation and amortization expense	(34,008)	(33)	(34,041)
Equity in net income of non-controlled entities	15,324	—	15,324

Segment profit	$60,841	$652	$61,493

Segment assets	$819,778	$9,221	$828,999

Investment in non-controlled entities	$81,744	$—	$81,744

Expenditures for segment assets	$35,262	$0	$35,262

The following table provides a reconciliation of segment data to the combined financial statements:

	2012	2011	2010
Revenue reconciliation
Total revenues for reportable segments	$265,982	$301,300	$258,422
Other revenues	100	37	38
Elimination for intersegment revenues	(5,788)	(6,549)	(11,915)

Total combined revenues	$260,294	$294,788	$246,545

Profit or loss
Total profit or loss for reportable segments	$72,664	$76,979	$61,493
Other profit or loss items	(20,963)	(15,541)	(13,214)
Formation transaction expenses	(2,247)	(2,845)	(807)
Elimination for intersegment profit or loss	(911)	(959)	(1,489)
Unallocated amounts:
Investment income	100	37	38
Aircraft expenses	—	(274)	(710)

Net income	$48,643	$57,397	$45,311

12.	Subsequent Events

An additional $50,000 was drawn on the Secured Term Loan of the Empire State Building on February 26, 2013 bringing the total amount advanced to $269,000. Additionally, except as disclosed in Note 9-”Commitments and Contingencies-Litigation” and described above, there have not been any other events that have occurred that would require adjustments to or disclosure in our combined financial statements.

During April 2013, we closed on a $9,500 loan collateralized by 69-97 Main Street, Westport, CT. The loan bears interest at LIBOR plus 1.40% or Prime plus 0.50%. The loan matures on April 29, 2015 and has two one-year extension options. The proceeds of the loan were used to pay off an existing loan which matured on May 1, 2013.

During April 2013, we received a loan from an entity, which is controlled by and interests in which are held by Anthony E. Malkin and Peter L. Malkin, made to fund cash needs at First Stamford Place. The loan has a principal amount of $4.5 million, an outstanding balance of approximately $1.5 million and bears interest at 2.5% over 30-day LIBOR.

During May 2013, we closed on a $12,000 loan collateralized by One Grand Central Place. $382 was drawn at closing and $4,000 was drawn during June 2013. The loan bears interest at the greater of (i) Prime plus 0.5.% and (ii) 3.75% and matures on November 5, 2014.

During June 2013, we extended the maturity of a $47.0 million loan collateralized by 501 Seventh Avenue from August 1, 2013 to February 1, 2014. The loan bears interest at Prime plus 100 basis points and we have the option to extend the maturity date of the loan for an additional six months to August 1, 2014.

Empire State Realty Trust, Inc., Predecessor

Schedule II — Valuation and Qualifying Accounts

(amounts in thousands)

Description	Balance At Beginning of Year	Additions Charged Against Operations	Uncollectible Accounts Written-Off	Balance at End of Year
Year ended December 31, 2012
Allowance for doubtful accounts	$1,652	$498	$(1,227)	$923
Year ended December 31, 2011
Allowance for doubtful accounts	$1,493	$1,226	$(1,067)	$1,652
Year ended December 31, 2010
Allowance for doubtful accounts	$1,164	$2,410	$(2,081)	$1,493

Empire State Realty Trust, Inc., Predecessor

Schedule III — Real Estate and Accumulated Depreciation

(amounts in thousands)

			Initial Cost to the Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at which Carried at 12/31/12
Development	Type	Encumbrances	Land	Building & Leasehold	Improvements	Carrying Costs	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income statement is computed
250 West 57th Street, New York, NY	office/retail	52,901	2,117	5,041	62,439	n/a	2,117	67,480	69,597	(17,388)	1921	1953	various
Fee ownership position of 501 Seventh Avenue, New York, NY	office/retail	47,311	1,100	2,600	45,759	n/a	1,100	48,359	49,459	(24,077)	1923	1950	various
1359 Broadway, New York, NY	office/retail	46,440	1,233	1,809	41,653	n/a	1,233	43,462	44,695	(14,246)	1924	1953	various
Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, NY	office/retail	219,000	21,551	38,934	108,533	n/a	21,551	147,467	169,018	(19,409)	1930	1961/2002A	various
One Grand Central Place, New York, NY	office/retail	89,109	7,240	17,490	128,390	n/a	7,240	145,880	153,120	(51,308)	1930	1954	various
First Stamford Place, Stamford, CT	office	248,716	22,952	122,739	37,011	n/a	24,862	157,840	182,702	(49,459)	1986	2001	various
One Station Place, Stamford, CT (Metro Center)	office	98,088	5,313	28,602	8,846	n/a	5,313	37,448	42,761	(23,033)	1987	1984	various
383 Main Avenue, Norwalk, CT	office	30,924	2,262	12,820	8,086	n/a	2,262	20,906	23,168	(8,661)	1985	1994	various
500 Mamaroneck Avenue, Harrison, NY	office	33,256	4,571	25,915	14,836	n/a	4,571	40,751	45,322	(14,077)	1987	1999	various
10 Bank Street, White Plains, NY	office	33,963	5,612	31,803	8,503	n/a	5,612	40,306	45,918	(13,138)	1989	1999	various
10 Union Square, New York, NY	retail	21,284	5,003	12,866	1,594	n/a	5,003	14,460	19,463	(5,444)	1987	1996	various
1542 Third Avenue, New York, NY	retail	19,370	2,239	15,266	106	n/a	2,239	15,372	17,611	(5,245)	1991	1999	various
1010 Third Avenue, New York, NY and 77 West 55th Street, New York, NY	retail	28,570	4,462	15,819	778	n/a	4,462	16,597	21,059	(6,027)	1962	1998	various
69-97 Main Street, Westport, CT	retail	9,218	2,782	15,766	921	n/a	2,782	16,687	19,469	(4,064)	1922	2003	various
103-107 Main Street, Westport, CT	retail	—	1,243	7,043	(39)	n/a	1,243	7,004	8,247	(1,125)	1900	2006	various
Property for development at the Transportation Hub in Stamford CT	land	—	10,885	—	16,039	—	10,885	16,039	26,924	—	na	na	na
Other*			—	—	797	—	—	797	797	(390)	na	na	various

Totals		978,150	100,565	354,513	484,252	—	102,475	836,855	939,330	(257,091)

*	Assets acquired by the management companies (mainly furniture and fixtures).
A	Purchased the master operating position in 1961 and the fee position in 2002.

Empire State Realty Trust, Inc., Predecessor

Notes to Schedule III — Real Estate and Accumulated Depreciation

(amounts in thousands)

1. Reconciliation of Investment Properties

The changes in our investment properties for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Balance, beginning of year	$856,151	$796,008	$768,733
Improvements	85,409	70,821	36,688
Disposals	(2,230)	(10,678)	(9,413)

Balance, end of year	$939,330	$856,151	$796,008

The unaudited aggregate cost of investment properties for federal income tax purposes as of December 31, 2012 was $900,066.

2. Reconciliation of Accumulated Depreciation

The changes in our accumulated depreciation for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Balance, beginning of year	$224,019	$205,542	$185,829
Depreciation Expense	35,302	29,155	26,969
Disposals	(2,230)	(10,678)	(7,256)

Balance, end of year	$257,091	$224,019	$205,542

Depreciation of investment properties reflected in the combined statements of income is calculated over the estimated original lives of the assets as follows:

Buildings	39 years
Building improvements	39 years
Tenant improvements	Term of related lease

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Balance Sheets

June 30, 2013 and December 31, 2012

(amounts in thousands)

	June 30, 2013	December 31, 2012
	(unaudited)
Assets
Commercial real estate properties, at cost:
Land	$102,475	$102,475
Development costs	15,947	16,039
Building and improvements	654,139	631,814
Building leasehold interests and improvements	212,205	189,002

	984,766	939,330
Less: accumulated depreciation	(270,866)	(257,091)

	713,900	682,239
Cash and cash equivalents	80,516	51,499
Restricted cash	32,155	32,268
Tenant and other receivables, net of allowance of $277 and $188 as of June 30, 2013 and December 31, 2012, respectively	8,144	8,701
Deferred rent receivables, net of allowance of $661 and $735 as of June 30, 2013 and December 31, 2012, respectively	51,808	49,827
Investment in non-controlled entities	82,515	76,879
Deferred costs, net	96,917	92,226
Due from affiliated companies	14,808	46,413
Prepaid expenses and other assets	13,010	12,501

Total Assets	$1,093,773	$1,052,553

Liabilities and Owners’ Equity (Deficit)
Mortgage notes payable	$1,025,655	$978,150
Unsecured loan and notes payable—related parties	19,839	18,339
Accrued interest payable	3,332	3,409
Accounts payable and accrued expenses	22,075	26,889
Due to affiliated companies	30,459	12,376
Deferred revenue and other liabilities	4,072	7,390
Tenants’ security deposits	17,714	16,859

Total Liabilities	1,123,146	1,063,412
Owners’ Deficit	(29,373)	(10,859)

Total Liabilities and Owners’ Equity (Deficit)	$1,093,773	$1,052,553

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statements of Income

(unaudited)

For the Six Months Ended June 30, 2013 and 2012

(amounts in thousands)

	Six Months Ended June 30,
	2013	2012
Revenues
Rental revenue	$88,905	$86,268
Tenant expense reimbursement	13,634	14,681
Third-party management and other fees	4,183	3,170
Construction revenue	12,400	8,144
Other income and fees	2,867	4,983

Total Revenues	121,989	117,246

Operating Expenses
Operating expenses	25,958	28,185
Marketing, general, and administrative expenses	13,174	7,575
Construction expenses	12,789	8,700
Real estate taxes	15,787	14,699
Formation transaction expenses	3,000	723
Depreciation and amortization	25,267	20,877

Total Operating Expenses	95,975	80,759

Income from Operations before Interest Expense and Equity in Net Income of Non-controlled Entities	26,014	36,487
Interest expense	28,911	26,488

(Loss) income from Operations before Equity in Net Income of Non-controlled Entities	(2,897)	9,999
Equity in net income of non-controlled entities	7,898	7,586

Net Income	$5,001	$17,585

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statement of Owners’ Deficit

(unaudited)

June 30, 2013

(amounts in thousands)

Owners’ Deficit at December 31, 2012	$(10,859)
Net income — January 1 through June 30, 2013	5,001
Contributions from owners — January 1 through June 30, 2013	3,912
Distributions to owners — January 1 through June 30, 2013	(27,427)

Owners’ Deficit at June 30, 2013	$(29,373)

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc., Predecessor

Condensed Combined Statements of Cash Flows

(unaudited)

For the Six Months Ended June 30, 2013 and 2012

(amounts in thousands)

	Six Months Ended June 30,
	2013	2012
Cash Flows from Operating Activities
Net income	$5,001	$17,585
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,799	22,920
Straight-lining of rental revenue	(1,907)	(1,190)
Bad debts (recoveries)	(365)	480
Equity in net income of non-controlled entities	(7,898)	(7,586)
Distributions of cumulative earnings of non-controlled entities	2,262	7,215
Increase (decrease) in cash flows due to changes in operating assets and liabilities:
Restricted cash	1,469	483
Tenant and other receivables	848	6,990
Deferred leasing costs	(7,432)	(5,321)
Due to/ from affiliated companies, net	29,838	33,642
Prepaid expenses and other assets	(509)	(1,230)
Accounts payable and accrued expenses	(2,314)	(5,148)
Accrued interest payable	(77)	(54)
Deferred revenue and other liabilities	(3,318)	(2,040)

Total adjustments	39,396	49,161

Net cash provided by operating activities	44,397	66,746

Cash Flows from Investing Activities
Decrease (increase) in restricted cash for investing activities	(501)	2
Development costs	92	—
Increase in due from affiliates for advances for leasehold interests and improvements	—	(15,061)
Additions to building and improvements and building leasehold interests	(33,011)	(48,050)

Net cash used in investing activities	(33,420)	(63,109)

Cash Flows from Financing Activities
Proceeds from mortgage notes payable	63,882	30,000
Repayment of mortgage notes payable	(16,377)	(5,394)
Proceeds from unsecured loan payable	1,500	138
Deferred financing costs	(2,325)	(1,172)
Offering costs	(5,125)	(7,384)
Contributions from owners	3,912	1,642
Distributions to owners	(27,427)	(43,907)

Net cash provided by (used in) financing activities	18,040	(26,077)

Net Increase in Cash and Cash Equivalents	29,017	(22,440)
Cash and Cash Equivalents — beginning of period	51,499	86,316

Cash and Cash Equivalents — end of period	$80,516	$63,876

Supplemental Disclosures of Cash Flow Information:
Interest paid during the period	$25,451	$24,499

The accompanying notes are an integral part of these financial statements.

Empire State Realty Trust, Inc., Predecessor

Notes to Condensed Combined Financial Statements

(amounts in thousands)

1. Organization and Description of Business

As used in these condensed combined financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean the predecessor (as defined below) for the periods presented and Empire State Realty Trust, Inc. and its combined subsidiaries upon consummation of its initial public offering, or IPO, and the formation transactions defined below.

Empire State Realty Trust, Inc. (formerly known as Empire Realty Trust, Inc.) is a Maryland corporation formed on July 29, 2011 to acquire the assets or equity interests of entities owning various controlling and non-controlling interests in real estate assets and certain management businesses controlled and/or managed by Mr. Peter L. Malkin and Mr. Anthony E. Malkin, or the Sponsors.

Prior to or concurrently with the completion of the IPO, we will engage in a series of formation transactions pursuant to which we will acquire, through a series of contributions and merger transactions, these assets, interests and businesses which we refer to as our formation transactions. The formation transactions are intended to enable us to (i) combine the ownership of our property portfolio under our operating partnership subsidiary, Empire State Realty OP, L.P. (formerly known as Empire Realty Trust, L.P.), a Delaware limited partnership, or our operating partnership; (ii) succeed to the asset management, property management, leasing and construction businesses of the predecessor; (iii) facilitate the IPO; and (iv) elect and qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2013. We will not have any operating activity until the consummation of our IPO and the formation transactions. Accordingly, we believe that a discussion of the results of Empire State Realty Trust, Inc. would not be meaningful for the periods covered by these financial statements prior to that acquisition.

The Predecessor

The predecessor is not a legal entity but rather a combination of (i) controlling interests in (a) 16 office and retail properties, (b) one development parcel, and (c) certain management companies, which are owned by certain entities that the Sponsors own interests in and control, which we collectively refer to as the controlled entities, and (ii) non-controlling interests in four office properties (which include two of the 16 properties set forth in (i) above), held through entities which we collectively refer to as the non-controlled entities, and are presented as uncombined entities in our combined financial statements. Specifically, the term “the predecessor” means (i) Malkin Holdings LLC, a New York limited liability company that acts as the supervisor of, and performs various asset management services and routine administration with respect to, certain of the existing entities (as described below), which we refer to as “the supervisor;” (ii) the limited liability companies or limited partnerships that currently (a) own, directly or indirectly and either through a fee interest or a long-term leasehold in the underlying land, and/or (b) operate, directly or indirectly and through a fee interest, an operating lease, an operating sublease or an operating sub-sublease, the 18 office and retail properties (which include non-controlling interests in four office properties for which Malkin Holdings LLC acts as the supervisor but that are not consolidated into our predecessor for accounting purposes) and entitled land that will support the development of an approximately 380,000 rentable square foot office building and garage that we will own after the formation transactions, which we refer to as the “existing entities;” (iii) Malkin Properties, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Manhattan, which we refer to as “Malkin Properties;” (iv) Malkin Properties of New York, L.L.C., a New York limited liability company that serves as the manager and leasing agent for certain of the existing entities in Westchester County, New York, which we refer to as “Malkin Properties NY;” (v) Malkin Properties of Connecticut, Inc., a Connecticut corporation that serves as the manager and leasing agent for certain of the existing entities in the State of Connecticut, which we refer to as “Malkin Properties CT;” and (vi) Malkin

Construction Corp., a Connecticut corporation that is a general contractor and provides services to certain of the existing entities and third parties (including certain tenants at the properties in our portfolio), which we refer to as “Malkin Construction.” The term “the predecessor’s management companies” refers to the supervisor, Malkin Properties, Malkin Properties NY, Malkin Properties CT and Malkin Construction, collectively. The predecessor accounts for its investment in the non-controlled entities under the equity method of accounting.

Controlled Entities:

As of June 30, 2013 and December 31, 2012, properties that the Sponsors own interests in and control, and whose operations are 100% consolidated into the financial statements of the predecessor include:

Office:

One Grand Central Place, New York, New York

250 West 57th Street, New York, New York

1359 Broadway, New York, New York

First Stamford Place, Stamford, Connecticut

Metro Center, Stamford, Connecticut

383 Main Avenue, Norwalk, Connecticut

500 Mamaroneck Avenue, Harrison, New York

10 Bank Street, White Plains, New York

Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York

Fee ownership position of 501 Seventh Avenue, New York, New York

Retail:

10 Union Square, New York, New York

1010 Third Avenue, New York, New York

77 West 55th Street, New York, New York

1542 Third Avenue, New York, New York

69-97 Main Street, Westport, Connecticut

103-107 Main Street, Westport, Connecticut

Land Parcels:

We own entitled land at the Stamford Transportation Center in Stamford, Connecticut, adjacent to one of our office properties that will support the development of an approximately 380,000 rentable square foot office building and garage.

The acquisition of interests in our predecessor will be recorded at historical cost at the time of the formation transactions.

Non-Controlled Entities:

As of June 30, 2013 and December 31, 2012, properties in which the Sponsors own and control non-controlling interests and whose operations are reflected in our predecessor’s combined financial statements as an equity interest include:

Office:

Master operating lease position of 350 Fifth Avenue, New York, New York — Empire State Building Company L.L.C.

Master operating lease position of 1350 Broadway, New York, New York — 1350 Broadway Associates L.L.C. (long term ground lease)

1333 Broadway, New York, New York — 1333 Broadway Associates L.L.C.

Master operating lease position of 501 Seventh Avenue, New York, New York — 501 Seventh Avenue Associates L.L.C.

All of our business activities will be conducted through our operating partnership. We will be the sole general partner of our operating partnership. Pursuant to the formation transactions, our operating partnership will (i) acquire interests in the office and retail properties owned by the controlled entities (including our predecessor management companies) and the non-controlled entities and (ii) assume related debt and other specified liabilities of such assets and businesses, in exchange for shares of our Class A common stock, Class B common stock, operating partnership units, and/or cash.

We will be self-administered and self-managed. Additionally, we will form or acquire one or more taxable REIT subsidiaries, or TRSs, that will be owned by our operating partnership. The TRSs, through several wholly-owned limited liability companies, will conduct third-party services businesses, which may include the Empire State Building Observatory, cleaning services, cafeteria, restaurant and fitness center, property management and leasing, construction, and property maintenance.

2. Summary of Significant Accounting Policies

Basis of Quarterly Presentation and Principles of Combination

The accompanying unaudited condensed combined financial statements of the predecessor are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information, and with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. Accordingly, certain information and footnote disclosures required by GAAP for complete financial statements have been condensed or omitted in accordance with such rules and regulations. In the opinion of the Predecessor’s management, all adjustments and eliminations (including intercompany balances and transactions), consisting of normal recurring adjustments, considered necessary for the fair presentation of the financial statements have been included.

The condensed combined financial statements include all the accounts and operations of our predecessor. The real estate entities included in the accompanying condensed combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership of the Sponsors. Equity interests in the combining entities that are not controlled by the Sponsors are shown as investments in non-controlled entities. We will also acquire these interests.

The results of operations for the periods presented are not necessarily indicative of the results that may be expected for the corresponding full years. These financial statements should be read in conjunction with the financial statements and accompanying notes included in the financial statements for the year ended December 31, 2012.

We consolidate a variable interest entity, or VIE, in which we are considered a primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Included in commercial real estate properties on our combined balance sheets for the six months ended June 30, 2013 and the year ended December 31, 2012 are approximately $477,079 and $444,259, respectively, related to our combined VIEs. Included in mortgages and other loans payable on our combined balance sheets as of June 30, 2013 and December 31, 2012 are approximately $660,187 and $609,910, respectively, related to our combined VIEs.

We will assess the accounting treatment for each investment we may have in the future. This assessment will include a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we will review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, the entity’s tax return before filing, and leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment. Such agreements could also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the investment and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the combined balance sheets and in the combined statements of income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interests. As the financial statements of the predecessor have been prepared on a combined basis, there is no non-controlling interest for the periods presented.

Accounting Estimates

The preparation of the condensed combined financial statements in accordance with GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, estimate of percentage of completion on construction contracts, and valuation of the allowance for doubtful accounts. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions. Actual results could differ from those estimates.

Income Taxes

As of June 30, 2013 and December 31, 2012, the New York City unincorporated business tax (“NYCUBT”) net operating loss carry forward was $15,045 and $15,846, respectively, expiring in the years 2021 to 2033. Taxable income for the six months ended June 30, 2013 and June 30, 2012 was approximately $800 and $197, respectively. The net operating loss carry forwards net of the taxable income in 2013 gave rise to a deferred tax asset of $602 and $634 at June 30, 2013 and December 31, 2012, respectively. The deferred tax asset was fully reserved by a valuation allowance at June 30, 2013 and December 31, 2012. The valuation allowance decreased by $32 and $8 during the six months ended June 30, 2013 and 2012, respectively.

Fair Value

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Financial Accounting Standards Board (“FASB”) guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

We use the following methods and assumptions in estimating fair value disclosures for financial instruments.

Cash and cash equivalents, restricted cash, tenant and other receivables, due from affiliated companies, prepaid expenses and other assets, accrued interest payable, due to affiliate companies, deferred revenue, tenant security deposits, accounts payable and accrued expenses in our combined balance sheets approximate their fair value due to the short term maturity of these instruments.

The fair value of our mortgage notes payable and unsecured loans and notes payable-related parties, which are determined using Level 3 inputs, are estimated by discounting the future cash flows using current interest rates at which similar borrowings could be made to us.

The methodologies used for valuing financial instruments have been categorized into three broad levels as follows:

Level 1 — Quoted prices in active markets for identical instruments.

Level 2 — Valuations based principally on other observable market parameters, including:

Quoted prices in active markets for similar instruments;

Quoted prices in less active or inactive markets for identical or similar instruments;

Other observable inputs (such as risk free interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and

Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 — Valuations based significantly on unobservable inputs.

Valuations based on third-party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 3 valuations.

Valuations based on internal models with significant unobservable inputs.

These levels form a hierarchy. We follow this hierarchy for our financial instruments measured at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

Offering Costs and Formation Transaction Expenses

In connection with the IPO, we have incurred or will incur incremental accounting fees, legal fees and other professional fees. Such costs will be deferred and recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated. Certain costs associated with the IPO not directly attributable to the solicitation of consents of investors in the existing entities and the IPO, but rather related to structuring the formation transaction, are expensed as incurred.

3. Deferred Costs, Net

Deferred costs, net consisted of the following at June 30, 2013 and December 31, 2012:

	June 30, 2013	December 31, 2012
Leasing costs	$81,083	$78,865
Financing costs	25,934	23,609
Offering costs	30,267	27,789

Total	137,284	130,263
Less: Accumulated amortization	40,367	38,037

Deferred Costs, net	$96,917	$92,226

Amortization expense related to deferred leasing costs was $4,013 and $3,799 and deferred financing costs was $3,532 and $2,043, for the six months ended June 30, 2013 and 2012, respectively.

Offering costs for work done by employees of the supervisor on behalf of the non-controlled entities of $429 for the six months ended June 30, 2013 and $314 for the six months ended June 30, 2012 were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the non-controlled entities. In addition, offering costs for work done by employees of the supervisor of approximately $141 and $88 for the six months ended June 30, 2013 and 2012, respectively, were incurred and advanced by our supervisor and have been reimbursed to our supervisor by the option entities.

4. Investments in Non-controlled Entities

The following table reflects the activity in our investments in non-controlled entities for the six months ended June 30, 2013 and 2012:

	Six months ended June 30,
	2013	2012
Balance at beginning of year	$76,879	$72,626
Equity in net income	7,898	7,586
Distributions	(2,262)	(7,215)

Balance at end of period	$82,515	$72,997

The following reflects combined summarized financial information of the non-controlled entities as of June 30, 2013:

Balance Sheets	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Real estate and development in process, net	$189,699	$39,777	$41,823	$17,917	$289,216
Other assets	146,149	35,567	21,613	14,444	217,773

Total assets	$335,848	$75,344	$63,436	$32,361	$506,989

Mortgage and notes payable	$—	$70,863	$53,346	$—	$124,209
Other liabilities	42,723	2,834	3,764	2,366	51,687

Total liabilities	42,723	73,697	57,110	2,366	175,896

Members’/partners’ equity	293,021	1,647	6,326	29,995	330,989
Non-controlling interest	104	—	—	—	104

Total equity	293,125	1,647	6,326	29,995	331,093

Total liabilities and equity	$335,848	$75,344	$63,436	$32,361	$506,989

Our share of equity — carrying value of our investments in non-controlled entities	$73,019	$206	$3,163	$6,127	$82,515

	Six Months Ended June 30, 2013
Statements of Operations	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental revenue	$62,866	$7,062	$10,622	$8,865	$89,415
Observatory revenue	44,052	—	—	—	44,052

Total revenue	106,918	7,062	10,622	8,865	133,467

Expenses:
Operating expenses — rental	57,602	3,315	5,051	6,578	72,546
Operating expenses — overage rent	14,424	—	—	450	14,874
Operating expenses — observatory	10,669	—	—	—	10,669
Interest	—	2,369	1,567	—	3,936
Depreciation and amortization	7,287	1,459	2,157	761	11,664

Total expenses	89,982	7,143	8,775	7,789	113,689

Net income (loss)	$16,936	$(81)	$1,847	$1,076	$19,778

Our share of equity in net income (loss) of non-controlled entities	$7,267	$(41)	$803	$(131)	$7,898

	Six Months Ended June 30, 2012
Statements of Operations	Empire State Building Co.	1333 Broadway Associates	1350 Broadway Associates	501 Seventh Avenue Associates	Total
Revenue:
Rental revenue	$68,229	$7,342	$10,689	$9,210	$95,470
Observatory revenue	39,906	—	—	—	39,906

Total revenue	108,135	7,342	10,689	9,210	135,376

Expenses:
Operating expenses — rental	62,060	3,525	5,525	6,417	77,527
Operating expenses — overage rent	14,747	—	—	1,377	16,124
Operating expenses — observatory	9,522	—	—	—	9,522
Interest	—	2,374	1,434	—	3,808
Depreciation and amortization	6,818	1,697	1,710	758	10,983

Total expenses	93,147	7,596	8,669	8,552	117,964

Net income (loss)	$14,988	$(254)	$2,020	$658	$17,412

Our share of equity in net income (loss) of non-controlled entities	$6,568	$(127)	$1,010	$135	$7,586

5. Debt

Mortgage Notes Payable

Mortgage notes payable are collateralized by the following respective real estate properties and assignment of operating leases at June 30, 2013 and December 31, 2012:

	Principal Balance as of June 30, 2013	Principal Balance as of December 31, 2012	Stated Rate	Effective Rate(1)	Maturity Date(2)
Mortgage debt collateralized by:
Fixed rate debt
501 Seventh Avenue
(Note 1)	$1,056	$1,075	5.75%	6.59%	2/1/ 2014
(Note 2)(3)	32,030	32,589	5.75%	6.59%	2/1/ 2014
(Note 2)(3)	6,999	7,107	6.04%	6.86%	2/1/ 2014
1359 Broadway
(first lien mortgage loan)	9,751	9,922	5.75%	6.15%	8/1/2014
(second lien mortgage loan)(4)	5,662	5,761	5.75%	6.17%	8/1/2014
(second lien mortgage loan)(4)	11,502	11,689	5.87%	6.28%	8/1/2014
(second lien mortgage loan)(4)	18,823	19,068	6.40%	6.78%	8/1/2014
One Grand Central Place
(first lien mortgage loan)	72,837	73,922	5.34%	6.04%	11/5/2014
(second lien mortgage loan)(5)	15,038	15,187	7.00%	6.34%	11/5/2014
500 Mamaroneck Avenue	32,914	33,256	5.41%	6.73%	1/1/2015
250 West 57th Street
(first lien mortgage loan)	26,037	26,442	5.33%	6.68%	1/5/2015
(second lien mortgage loan)	11,390	11,524	6.13%	7.55%	1/5/2015
Metro Center
(Note 1)(6)	59,195	59,937	5.80%	5.92%	1/1/2016
(Note 2)(6)	37,853	38,151	6.02%	6.11%	1/1/2016
10 Union Square	21,128	21,284	6.00%	6.36%	5/1/2017
10 Bank Street	33,684	33,963	5.72%	5.90%	6/1/2017

	Principal Balance as of June 30, 2013	Principal Balance as of December 31, 2012	Stated Rate	Effective Rate(1)	Maturity Date(2)
1542 Third Avenue	19,191	19,370	5.90%	6.11%	6/1/2017
First Stamford Place	247,205	248,716	5.65%	5.83%	7/5/2017
1010 Third Avenue and 77 West 55th Street	28,336	28,570	5.69%	6.07%	7/5/2017
383 Main Avenue	30,667	30,924	5.59%	5.73%	7/5/2017
69-97 Main Street (7)	—	9,218	5.64%	—	5/1/2013

Total fixed rate debt	721,298	737,675

Floating rate debt
501 Seventh Avenue (third lien mortgage loan)	6,540	6,540	(8)	(8)	2/1/2014
The Empire State Building (secured term loan)	269,000	219,000	(9)	(9)	7/26/2014
One Grand Central Place (third lien mortgage loan)	4,382	—	(10)	(10)	11/5/2014
250 West 57th Street (third lien mortgage loan)	14,935	14,935	(11)	(11)	1/5/2015
69-97 Main Street	9,500	—	(12)	(12)	4/29/2015

Total floating rate debt	304,357	240,475

Total Mortgage Notes Payable	$1,025,655	$978,150

(1)	The effective rate is the yield as of June 30, 2013, including the effects of debt issuance costs. There are no discounts or premiums on the notes.
(2)	Pre-payment is generally allowed for each loan upon payment of a customary pre-payment penalty.
(3)	Represents the two tranches of the second lien mortgage loan.
(4)	Represents three tranches of the second lien mortgage loan.
(5)	Represents a second lien mortgage loan.
(6)	Notes 1 and 2 are pari passu.
(7)	This loan was paid off with the proceeds of a new $9,500 loan which we closed on during April 2013.
(8)	Floating at 30 day LIBOR plus 2.0%. The rate as of June 30, 2013 was 2.19%.
(9)	Floating at 30 day LIBOR plus 2.5%. The rate as of June 30, 2013 was 2.69%. The loan is collateralized by the Empire State Building.
(10)	Interest at the greater of (i) Prime plus 0.50% and (ii) 3.75%.
(11)	Interest is paid based on a floating rate that is greater of (i) 4.25% and (ii) prime plus 1%. Prior to January 5, 2015, we have the option to fix the interest rate on all or any portion of the principal then outstanding, up to three times and in minimum increments of $5,000 to an annual rate equal to either (i) the greater of (a) 4.75% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of two days prior to the effective date of the fixing of the interest rate, and (ii) the greater of (a) 5.00% or (b) 300 basis points in excess of the weekly average yield on United States Treasury Securities adjusted to a maturity closest to January 5, 2015 as most recently made available by the Federal Reserve Board as of 30 days prior to the effective date of the fixing of the interest rate. If option (i) is selected, we will be subject to the payment of pre-payment fees, and if option (ii) is selected, we may prepay the loan without any pre-payment fees.
(12)	Floating at 30 day LIBOR plus 1.40% or Prime plus 0.50%.

Contractual Principal Payments

Contractual aggregate required principal payments on mortgage notes payable at June 30, 2013 are as follows:

2013 (July 1, 2013 — December 31, 2013)	$7,370
2014	460,761
2015	100,387
2016	97,716
2017	359,421

Total principal maturities	$1,025,655

The mortgage note payable balance of $1,025,655 does not include accrued interest of $3,332 at June 30, 2013.

Unsecured Loan and Notes Payable

As of June 30, 2013, we hold unsecured notes payable totaling $14,739 to trusts which benefit parties related to the Sponsors. The notes bear interest at a rate of 1.2% compounded annually and are due on November 14, 2020. This liability will be distributed to certain owners of the predecessor and will not be assumed by us.

On April 21, 2011, one of the combined entities (500 Mamaroneck, L.P.) entered into a promissory note agreement with the Sponsors, as agents for certain investors in 500 Mamaroneck, L.P. (“2011 Promissory Note”), under which the investors loaned $3,600 (including $1,174 from the Sponsors) to 500 Mamaroneck, L.P. Loans made pursuant to the 2011 Promissory Note earn interest at the rate of 10% per annum, payable quarterly, beginning July 1, 2011. The loans will mature on the earliest of (i) January 1, 2015, (ii) sale or transfer of title to the property, or (iii) satisfaction of the existing first mortgage loan on the property. Loans made under the 2011 Promissory Note may be repaid without penalty at any time in part or in full, along with all accrued interest.

During April 2013, we received a loan from an entity, which is controlled by Anthony E. Malkin and Peter L. Malkin, made to fund cash needs including the payment of leasing commissions and expenditures on tenant installations at First Stamford Place. The loan has a principal amount of $4,500, an outstanding balance of $1,500, and bears interest at 30-day LIBOR plus 2.5% (2.69% at June 30, 2013).

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of June 30, 2013 and December 31, 2012:

	June 30, 2013	December 31, 2012
Accounts payable and accrued liabilities	$19,791	$24,711
Other	2,284	2,178

Accounts payable and accrued expenses	$22,075	$26,889

7. Fair Value of Financial Instruments

The following disclosures of estimated fair value at June 30, 2013 and December 31, 2012 were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table presents the aggregate carrying value of our debt and the corresponding estimates of fair value based on discounted cash flow models, based on Level 3 inputs including current interest rates at which similar borrowings could be made by us as of June 30, 2013 and December 31, 2012:

	June 30, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage notes payable	$1,025,655	$1,046,415	$978,150	$1,003,756
Unsecured loans and notes payable— related parties	19,839	15,457	18,339	13,818

Total	$1,045,494	$1,061,872	$996,489	$1,017,574

Disclosure about fair value of financial instruments is based on pertinent information available to us as of June 30, 2013 and December 31, 2012. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

8. Rental Income

We lease various office spaces to tenants over terms ranging from one to 18 years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the consumer price index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in our combined statements of income as tenant expense reimbursement.

9. Commitments and Contingencies

Legal Proceedings

In the normal course of business, we are subject to claims, lawsuits and legal proceedings. While it is not possible to ascertain with certainty the ultimate outcome of such matters, in our opinion, the liabilities, if any, in excess of amounts provided or covered by insurance, are not expected to have a material adverse effect on our combined financial position, results of operations or liquidity.

Litigation

Except as described below, we are not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business such as disputes with tenants. We believe that the costs and related liabilities, if any, which may result from such actions, will not materially affect our combined financial position, operating results or liquidity.

In March 2012, five putative class actions, or the Class Actions, were filed in New York State Supreme Court, New York County by participants in Empire State Building Associates L.L.C. (“ESBA”) and several other entities supervised by the supervisor (on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012). The plaintiffs assert claims against the predecessor’s management companies, Anthony E. Malkin, Peter L. Malkin, the Estate of Leona M. Helmsley, Empire State Realty OP, L.P. and Empire State Realty Trust, Inc. for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty. They allege, among other things, that the terms of the consolidation and the process by which it was structured (including the valuation that was employed) are unfair to the participants in the existing entities, the consolidation provides excessive benefits to the supervisor and its affiliates and the then-draft prospectus/consent solicitation filed with the SEC failed to make adequate disclosure to permit a fully informed decision about the proposed consolidation. The complaints seek money damages and injunctive relief preventing the proposed consolidation. The Class Actions were consolidated and co-lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012. Furthermore, an underlying premise of the Class Actions, as noted in discussions among plaintiffs’ counsel and defendants’ counsel, was that the consolidation had been structured in such a manner that would cause participants in ESBA, 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (the “subject LLCs”) immediately to incur substantial tax liabilities.

The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions. The Stipulation of Settlement recites that the consolidation was approved by overwhelming consent of the participants in the private entities. The Stipulation of Settlement states that counsel for the plaintiff class satisfied themselves that they have received adequate access to relevant information, including the independent valuer’s valuation process and methodology, that the disclosures in the Registration Statement on Form S-4, as amended, are appropriate, that the transaction presents potential benefits, including the opportunity for liquidity and capital appreciation, that merit the participants’ serious consideration and that each of the named class representatives intends to support the transaction as modified. The Stipulation of Settlement further states that counsel for the plaintiff class are satisfied that the claims regarding tax implications, enhanced disclosures, appraisals and exchange values of the properties that would be consolidated into our company, and the interests of the participants in the subject LLCs and the private entities, have been addressed adequately, and they have concluded that the settlement pursuant to the Stipulation of Settlement and opportunity to consider the proposed transaction on the basis of revised consent solicitations are fair, reasonable, adequate and in the best interests of the plaintiff class.

The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs.

The terms of the settlement include, among other things (i) a payment of $55,000, with a minimum of 80% in cash and maximum of 20% in freely-tradable shares of common stock and/or freely-tradable operating partnership units to be distributed, after reimbursement of plaintiffs’ counsel’s court-approved expenses and payment of plaintiffs’ counsel’s court-approved attorneys’ fees (which are included within the $55,000 settlement payment) and, in the case of shares of common stock and/or operating partnership units, after the termination of specified lock-up periods, to participants in the subject LLCs and the private entities pursuant to a plan of allocation to be prepared by counsel for plaintiffs; (ii) defendants’ agreement that (a) the IPO will be on the basis of a firm commitment underwriting; (b) if, during the solicitation period, any of the three subject LLCs’ percentage of total exchange value is lower than what is stated in the final prospectus/consent solicitation by 10% or more, such decrease will be promptly disclosed by defendants to participants in the subject LLCs; and (c) unless total gross proceeds of $600,000 are raised in the IPO, defendants will not proceed with the transaction without further approval of the subject LLCs; and (iii) defendants’ agreement to make additional disclosures in the prospectus/consent solicitation regarding certain matters (which are included therein). Participants in the subject LLCs and private entities will not be required to bear any portion of the settlement payment. The payment in settlement of the Class Actions will be made by the Estate of Leona M. Helmsley and affiliates of the supervisor (provided that none of the supervisor’s affiliates that would become our direct or indirect subsidiary in the consolidation will have any liability for such payment) and certain participants in the private entities who agree to contribute. We will not bear any of the settlement payment.

The settlement further provides for the certification of a class of participants in the three subject LLCs and all of the private entities, other than defendants and other related persons and entities, and a release of any claims of the members of the class against the defendants and related persons and entities, as well as underwriters and other advisors. The release in the settlement excludes certain claims, including but not limited to, claims arising from or related to any supplement to the Registration Statement on Form S-4 that is declared effective to which the plaintiffs’ counsel objects in writing, which objection will not be unreasonably made or delayed, so long as plaintiffs’ counsel has had adequate opportunity to review such supplement. The settlement was subject to court approval. It is not effective until such court approval is final, including the resolution of any appeal. Defendants continue to deny any wrongdoing or liability in connection with the allegations in the Class Actions.

On January 18, 2013, the parties jointly moved for preliminary approval of such settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing.

On January 28, 2013, six participants in ESBA filed an objection to preliminary approval, and cross-moved to intervene in the Class Actions and for permission to file a separate complaint on behalf of ESBA participants. On February 21, 2013 the court denied the cross motion of such objecting participants, and the court denied permission for such objecting participants to file a separate complaint as part of the Class Actions, but permitted them to file a brief solely to support their allegation that the buyout would deprive non-consenting participants in ESBA of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting participants’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in the supervisor’s favor, holding that the buyout provisions of the participation agreements with respect to ESBA are legally binding and enforceable and that participants do not have the rights that they claimed under the New York Limited Liability Company Law.

On May 2, 2013, the court held a hearing regarding final approval of the Class Actions settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are participants in all of the subject LLCs and private entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or IPO. The settlement will not become final until resolution of any appeal.

Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15,000 in fees and $296 in expenses, which the court reduced to $11,590 in fees and $265 in expenses (which are included within the $55,000 settlement payment).

The participants who challenged the buyout provision filed a notice of appeal of the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, the supervisor filed its brief in opposition to the motion for the stay. On July 16, 2013, these participants filed their brief and other supporting papers on their appeal of the April 30, 2013 decision, which is required to perfect the appeal.

In addition, on June 20, 2013, these same participants filed additional notices of appeal from the trial court’s rulings in the Class Actions. These notices of appeal related to (i) the order entered February 22, 2013 granting preliminary approval of the Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf of ESBA participants; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Class Action settlement; (v) the Final Judgment and Order entered May 17, 2013; (vi) the order entered May 17, 2013 approving the Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs.

Any decision on the appeal on the New York Limited Liability Law issue could take many months. The timing or outcome of an appeal process or any related relief, if such appeal were successful, cannot be predicted.

If the court’s decision were reversed by the appellate court, there is a risk that it could have a material and adverse effect on us, and the court could order some or all of the relief that the objecting participants have requested, as described above. Although there can be no assurance, we believe that the trial court’s decision was correct, and that it will be upheld on appeal.

As noted, class members who objected to the Class Action settlement filed notices of appeal from the court’s decision to approve the Stipulation of Settlement. As a result, we may incur costs associated with defending any such appeal or paying any judgment if we lose. We cannot predict the timing or outcome of an appeal. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on us, including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, we believe that the trial court’s decision was correct, and that it will be upheld on appeal.

There is a risk that other third parties will assert claims against us or our supervisor, including, without limitation, that our supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation against us.

Concentration of Credit Risk

Financial instruments that subject us to credit risk consist primarily of cash, restricted cash, due from affiliated companies, tenant and other receivables and deferred rent receivables.

Beginning January 1, 2013, non — interest bearing transaction accounts are no longer insured separately from depositors’ other accounts at the same Federal Deposit Insurance Corporation (“FDIC”) Insured Depository Institution (“IDI”). Instead, non — interest bearing transaction accounts are added to any of a depositor’s other accounts in the applicable ownership category, and the aggregate balance will be insured up to at least the standard maximum deposit insurance amount of $250, per depositor, at each separately chartered IDI. At June 30, 2013, we held on deposit at various major financial institutions cash and cash equivalents and restricted cash balances in excess of amounts insured by the FDIC.

Major Customers and Other Concentrations

Excluding the revenues we recognized under operating leases with non-controlled entities, for the six months ended June 30, 2013, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 3.46%, 3.45%, and 3.55% (total of 10.46%) of 2013 revenues. For the six months ended June 30, 2012, three tenants were major tenants who made up more than 10% of the revenues in the aggregate. These tenants represent approximately 4.87%, 3.22% and 3.65% (total of 11.74%) of 2012 revenues.

For the six months ended June 30, 2013 and 2012, three properties accounted for more than 10% of total revenues in the aggregate. For 2013, One Grand Central Place represented approximately 27.61% of total revenues, First Stamford Place represented approximately 14.65%, and 250 West 57th Street represented approximately 11.58%. For 2012, One Grand Central Place represented approximately 27.10% of total revenues, First Stamford Place represented approximately 15.79%, and 250 West 57th Street represented approximately 11.72%.

Asset Retirement Obligations

We are required to accrue costs that we are legally obligated to incur on retirement of our properties which result from acquisition, construction, development and/or normal operation of such properties. Retirement includes sale, abandonment or disposal of a property. Under that standard, a conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within a company’s control and a liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified asbestos or asbestos-containing building materials in certain of our properties. As of June 30, 2013, management has no plans to remove or alter these properties in a manner that would trigger federal and other applicable regulations for asbestos removal, and accordingly, the obligations to remove the asbestos or asbestos-containing building materials from these properties have indeterminable settlement dates. As such, we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation. However ongoing asbestos abatement, maintenance programs and other required documentation are carried out as required and related costs are expensed as incurred.

Other Environmental Matters

Certain of our properties have been inspected for soil contamination due to pollutants, which may have occurred prior to our ownership of these properties or subsequently in connection with its development and/or its use. Required remediation to such properties has been completed and as of June 30, 2013, management believes that there are no obligations related to environmental remediation other than maintaining the affected sites in conformity with the relevant authority’s mandates and filing the required documents. All such maintenance costs are expensed as incurred.

We expect that resolution of the environmental matters relating to the above will not have a material impact on our business, assets, combined financial condition, results of operations or liquidity. However, we cannot be certain that we have identified all environmental liabilities at our properties, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that such environmental liabilities arise.

Insurance Coverage

We carry insurance coverage on our properties of types and in amounts with deductibles that we believe are in line with coverage customarily obtained by owners of similar properties.

10. Related Party Transactions

Services are provided by us to affiliates of the Sponsors that are not part of the predecessor. These affiliates are related parties because beneficial interests in the predecessor and the affiliated entities are held, directly or indirectly, by the Sponsors, their affiliates and their family members.

During the six months ended June 30, 2013 and 2012, we engaged in various transactions with affiliates of the Sponsors and their family members. These transactions are reflected in our combined statements of income as third-party management and other fees and the unpaid balances are reflected in the due from affiliated companies on the combined balance sheets.

Supervisory Fee Revenue

We earned supervisory fees from affiliated entities not included in the condensed combined financial statements of $1,894 and $1,065 during the six months ended June 30, 2013 and 2012, respectively. These fees are included within third-party management and other fees.

We earned supervisory fees from uncombined entities included in the condensed combined financial statements on the equity method of $413 and $413 during the six months ended June 30, 2013 and 2012 respectively. These fees are included within third-party management and other fees.

Property Management Fee Revenue

We earned property management fees from affiliated entities not included in the condensed combined financial statements of $1,338 and $587 during the six months ended June 30, 2013 and 2012, respectively. These fees are included within third-party management and other fees.

We earned property management fees from uncombined entities included in the condensed combined financial statements on the equity method of $108 and $1,077 during the six months ended June 30, 2013 and 2012, respectively. These fees are included within third-party management and other fees.

Lease Commissions

We earned leasing commissions from affiliated entities not included in the condensed combined financial statements of $6 and $12 during the six months ended June 30, 2013 and 2012, respectively. These fees are included within third-party management and other fees.

Profit Share

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from affiliated entities not included in the condensed combined financial statements. Our profits interest totaled $419 and $528 during the six months ended June 30, 2013 and 2012, respectively. These fees are included within other income and fees.

We received additional payments equal to a specified percentage of distributions in excess of specified amounts, both being defined, from uncombined entities included in these condensed combined financial statements on the equity method. Our profits interest totaled $273 and $654 during the six months ended June 30, 2013 and 2012, respectively. These fees are included within other income and fees.

Other Fees and Disbursements from Non-Controlled Affiliates

We earned other fees and disbursements from affiliated entities not included in the condensed combined financial statements of $213 and $149 during the six months ended June 30, 2013 and 2012, respectively. These fees are included within other income and fees.

We earned other fees and disbursements from uncombined subsidiaries included in the condensed combined financial statements on the equity method of $685 and $398 during the six months ended June 30, 2013 and 2012, respectively. These fees are included within other income and fees.

Included in these other fees are reimbursements from uncombined entities included in these condensed combined financial statements on the equity method for offering costs related to the IPO of $685 and $403 during the six months ended June 30, 2013 and 2012, respectively, of which $260 and $90 were included in due from affiliated companies as of June 30, 2013 and 2012, respectively.

Family Office Services

Family office services mainly comprise accounting and bookkeeping services. During the six months ended June 30, 2013 and 2012, we provided certain family office services to the Sponsors. The Sponsors reimbursed us for direct costs in the amount of $442 and $196, in 2013 and 2012, respectively.

Other

Included in Tenant and other receivables are amounts due from partners and shareholders of $325 at June 30, 2013 and $515 at December 31, 2012.

11. Segment Reporting

Our reportable segments consist of a real estate segment and a construction contracting segment. Management internally evaluates the operating performance and financial results of our segments based on net operating income. We also have certain general and administrative level activities, including legal and accounting, that are not considered separate operating segments. Our reportable segments are on the same basis of accounting as described in footnote 2.

The following table provides components of segment profit for each segment for the six months ended June 30, 2013 and 2012, as reviewed by management:

Six months ended June 30, 2013	Real Estate	Construction Contracting	Totals
Revenues from external customers	$109,478	$12,400	$121,878
Intersegment revenues	37	4,807	4,844

Total revenues	109,515	17,207	126,722
All operating expenses, excluding noncash items	(41,745)	(17,028)	(58,773)
Interest expense	(28,911)	—	(28,911)
Depreciation and amortization expense	(25,267)	—	(25,267)
Equity in net income of non-controlled entities	7,898	—	7,898

Segment profit	$21,490	$179	$21,669

Segment assets	$999,902	$11,356	$1,011,258

Investment in non-controlled entities	$82,515	$—	$82,515

Expenditures for segment assets	$33,011	$—	$33,011

Six months ended June 30, 2012	Real Estate	Construction Contracting	Totals
Revenues from external customers	$109,091	$8,144	$117,235
Intersegment revenues	37	3,051	3,088

Total revenues	109,128	11,195	120,323
All operating expenses, excluding noncash items	(42,734)	(11,438)	(54,172)
Interest expense	(26,488)	—	(26,488)
Depreciation and amortization expense	(20,861)	(16)	(20,877)
Equity in net income of non-controlled entities	7,586	—	7,586

Segment profit (loss)	$26,631	$(259)	$26,372

Segment assets	$915,926	$9,465	$925,391

Investment in non-controlled entities	$72,997	$—	$72,997

Expenditures for segment assets	$48,331	$—	$48,331

The following table provides a reconciliation of segment data to the combined financial statements:

	For the Six Months Ended June 30,
	2013	2012
Revenue reconciliation
Total revenues for reportable segments	$126,722	$120,323
Other revenues	111	11
Elimination for intersegment revenues	(4,844)	(3,088)

Total combined revenues	$121,989	$117,246

Profit or loss
Total profit or loss for reportable segments	$21,669	$26,372
Other profit or loss items	(13,174)	(7,575)
Formation transaction expenses	(3,000)	(723)
Elimination for intersegment profit or loss	(605)	(500)
Unallocated amounts:
Investment income	111	11

Net income	$5,001	$17,585

12. Subsequent Events

During July 2013, an additional $1,500 was drawn on the $4,500 loan at First Stamford Place.

An additional $31,000 was drawn on the Secured Term Loan of the Empire State Building on August 26, 2013 bringing the total amount advanced to $300,000.

Empire State Building Company L.L.C. and Affiliates

Empire State Building Company L.L.C.

(a Limited Liability Company)

We have audited the accompanying consolidated balance sheets of Empire State Building Company L.L.C. (the “Company”) and Affiliates as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empire State Building Company L.L.C. and Affiliates at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

March 28, 2013

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheets

	December 31,
	2012	2011
Assets
Property — at cost:
Leasehold improvements	$176,313,109	$168,225,715
Subtenant improvements	70,255,123	62,001,552
Leasehold	99,150	740,000
Equipment	5,002,576	5,436,001

	251,669,958	236,403,268
Less accumulated depreciation and amortization	56,365,487	53,913,170

Net Property	195,304,471	182,490,098
Other Assets:
Cash and cash equivalents	25,514,656	32,210,735
Cash — restricted — tenants’ security deposits	9,421,191	5,890,221
Cash — tenant improvement escrow	15,374,241	7,268,591
Accounts receivable — net	3,932,682	1,507,232
Rent receivable — net	3,056,141	3,800,230
Unbilled rent receivable — net	56,665,930	43,796,054
Loans receivable	1,115,356	1,235,179
Prepaid expenses	16,158,302	16,390,511
Deferred charges and other deferred costs, net of accumulated amortization	14,410,558	12,392,263
Due from Lessor	—	6,067,806
Due from Supervisor	300,000	300,000
Other assets	231	—

Total Assets	$341,253,759	$313,348,920

Liabilities and Equity
Liabilities:
Accounts payable and accrued liabilities	$9,025,174	$19,384,473
Tenants’ security deposits payable	9,421,191	5,890,221
Overage rent due to Lessor	24,199,368	28,780,449
Due to Lessor	11,913,872	—
Deferred income	8,705,402	8,935,964

Total Liabilities	63,265,007	62,991,107

Equity (Deficit):
Empire State Building Company L.L.C. members’ equity	278,647,337	252,164,398
Noncontrolling interest	(658,585)	(1,806,585)

Total Equity	277,988,752	250,357,813

Total Liabilities and Equity	$341,253,759	$313,348,920

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Income

	Years Ended December 31,
	2012	2011
Income:
Rent:
Minimum rental revenue	$76,847,823	$71,027,944
Tenant reimbursements	25,100,017	25,652,065
Antenna license fees	17,061,076	16,410,246
Other	4,427,863	5,504,740

Total Rent	123,436,779	118,594,995

Real Estate Tax Refund — net	10,131,396	—

Observatory:
Revenue	91,870,220	80,562,446
Expenses	20,708,587	20,009,225

Observatory Net Income	71,161,633	60,553,221

Total Income	204,729,808	179,148,216

Operating Expenses:
Basic rent expense	10,227,898	8,439,772
Overage rent	24,199,368	28,780,449
Real estate taxes	26,340,502	30,009,907
Payroll and related costs	22,174,690	23,025,267
Repairs and maintenance	17,445,198	14,697,053
Utilities	12,717,984	12,557,405
Supervisory fees	591,567	583,368
Professional fees	5,892,769	5,340,405
Insurance	7,239,712	7,422,948
Advertising	2,324,696	2,113,253
Cleaning	2,862,839	2,881,196
Administrative	1,972,563	1,580,273
Acquisition fees	7,894,232	8,305,666
Depreciation	11,695,513	12,795,037
Amortization	1,919,149	3,038,347
Bad debts, net	1,797,652	5,423,352

Total Operating Expenses	157,296,332	166,993,698

Operating Income	47,433,476	12,154,518
Interest and Dividend Income	97,463	125,011

Net Income	47,530,939	12,279,529
Net Income of Affiliate Attributable to Noncontrolling Interest	(1,148,000)	(1,200,000)

Net Income Attributable to Empire State Building Company L.L.C.	$46,382,939	$11,079,529

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Changes in Equity

	Years Ended December 31, 2012 and 2011
	Total	Empire State Building Company L.LC. Members’ Equity	Noncontrolling Interest
Equity (Deficit) — January 1, 2011	$279,078,284	$282,084,869	$(3,006,585)
Distributions — 2011	(41,000,000)	(41,000,000)	—
Net Income — 2011	12,279,529	11,079,529	1,200,000

Equity (Deficit) — December 31, 2011	250,357,813	252,164,398	(1,806,585)
Distributions — 2012	(19,900,000)	(19,900,000)	—
Net Income — 2012	47,530,939	46,382,939	1,148,000

Equity (Deficit) — December 31, 2012	$277,988,752	$278,647,337	$(658,585)

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2012	2011
Cash Flows from Operating Activities:
Net income	$47,530,939	$12,279,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,695,513	12,795,037
Amortization	1,919,149	3,038,347
Bad debts	1,899,435	5,423,352
Net change in operating assets and liabilities:
Accounts receivable	(2,425,450)	756,360
Rent receivable	(2,111,292)	(4,478,387)
Unbilled rent receivable	(12,869,876)	(8,392,856)
Loans receivable	119,823	118,396
Prepaid expenses	232,209	(365,719)
Deferred charges — leasing commissions and costs	(3,937,444)	(435,655)
Overage rent due from/to Lessor	(4,581,081)	30,669,078
Other assets	(231)	314,445
Accounts payable and accrued liabilities	(11,115,822)	5,062,734
Deferred income	(230,562)	2,943,959

Net Cash Provided by Operating Activities	26,125,310	59,728,620

Cash Flows from Investing Activities —
Property additions	(22,797,417)	(7,025,547)

Net Cash Used in Investing Activities	(22,797,417)	(7,025,547)

Cash Flows from Financing Activities:
Members’ distributions	(19,900,000)	(41,000,000)
Reimbursements from Lessor	75,060,186	48,189,857
Outlays on behalf of Lessor	(57,078,508)	(64,835,291)
Other deferred costs	—	941,202
Tenant improvement escrow, net	(8,105,650)	(6,585,444)

Net Cash Used in Financing Activities	(10,023,972)	(63,289,676)

Net Decrease in Cash and Cash Equivalents	(6,696,079)	(10,586,603)
Cash and Cash Equivalents — beginning of year	32,210,735	42,797,338

Cash and Cash Equivalents — end of year	$25,514,656	$32,210,735

Purchases of property additions included in accounts payable and accrued liabilities	$1,052,147	$295,480
Supplemental Schedule of Noncash Activities —
In connection with a new tenant, as an inducement for an existing tenant to vacate its space, the Company forgave the existing tenant’s outstanding rent receivable.
Decrease in rent receivable	$(955,946)	$—
Increase in subtenant improvements	955,946	—

	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Empire State Building Company L.L.C. (“ESB”) was originally organized on August 15, 1961 as a joint venture to lease and sublease the approximately 2,900,000 square foot office building and Observatory, more commonly known as the Empire State Building situated at 350 Fifth Avenue, New York, New York, (the “Property”), At December 31, 2012, the Property was approximately 69% occupied. On April 2, 1971, ESB converted from a joint venture to a general partnership. On December 17, 2001, ESB converted from a general partnership to a New York limited liability company and is now known as Empire State Building Company L.L.C. Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

ESB commenced operations on August 15, 1961 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

On February 9, 1962, Empire State Building, Inc. (the “Observatory” or “Inc.”) was formed to sublease from ESB and operate the observation decks located on the 86th and 102nd floors of the Property. A new lease was entered into in 2010 (the “2010 Lease”) under which Inc. acted as agent for a joint venture (the “Joint Venture”) owned 99% by ESB and 1% by Inc. The Joint Venture arrangement has no significant impact on the financial position or results of operations reported in the consolidated financial statements. The 2010 Lease expired on December 31, 2010 and was not renewed.

On January 1, 2011, ESB entered into a lease for the observation decks with Empire State Realty Observatory TRS, LLC (formerly ESB Observatory LLC), a newly organized limited liability company owned 99% by ESB and 1% by ESB 102 Corporation (which, in turn, is owned 100% by ESB), for a five-year term commencing January 1, 2011 and expiring December 31, 2015. Empire State Realty Observatory TRS, LLC is to pay fixed annual rent of $6,700,000, adjusted each year commencing 2012 to reflect the increase in the Consumer Price Index, plus additional rent, as defined in the lease. The new leasing arrangement does not have a significant impact on the financial position or results of operations reported in the consolidated financial statements.

On July 15, 2009, ESB Captive Insurance Company L.L.C. (the “Captive”) was formed in the State of Vermont, as a captive insurance company to insure the Property and business interruption risks of ESB and the Observatory, including, but not limited to, terrorism risks. The Captive was formed as a single member limited liability company, wholly owned by ESB. For income tax reporting purposes, a single member LLC is classified as a division of its member, accordingly, the single member LLC’s taxable income or loss is reportable by its member. The Captive reinsures certain coinsurance amounts. There were no losses incurred through December 31, 2012.

2. Summary of Significant Accounting Policies

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Empire State Building Company L.L.C. and its wholly owned subsidiaries: ESB Captive Insurance Company L.L.C, ESB 102 Corporation, and Empire State Realty Observatory TRS, LLC; and Empire State Building, Inc. (collectively, the “Company”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company follows the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the consolidated balance sheet (separately from the controlling interest’s equity). The noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statements of income of the amounts attributable to the parent and to the noncontrolling interest.

The Company’s interest in Empire State Building, Inc. is classified as a noncontrolling interest in the accompanying consolidated financial statements.

Reclassifications: For purposes of comparison, certain items shown in the 2011 consolidated financial statements have been reclassified to conform with the presentation used for 2012.

Variable interest entities: Under FASB ASC 810, “Consolidation,” when a reporting entity (ESB) is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary of a VIE is based on a qualitative rather than a quantitative analysis. An entity is required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Prior to January 1, 2011, ESB had determined that both Inc. and the Joint Venture were VIEs of which ESB was the primary beneficiary. As a result, ESB consolidated both the Joint Venture and Inc. at December 31, 2010, as ESB through its design of the Joint Venture and Inc. and its lease to the Joint Venture, had both the power to direct the activities that most significantly impact both the Joint Venture and Inc.’s economic performance and the obligation to absorb losses of both the Joint Venture and Inc. and the right to receive benefits from both the Joint Venture and Inc. that could be significant to both the Joint Venture and Inc.

On January 1, 2011, ESB deconsolidated the Joint Venture as a result of the expiration of the 2010 Lease. As of December 31, 2012, ESB continued to report an estimated $762,000 income tax liability relating to uncertain tax positions of Inc. as ESB is responsible for such liability.

The deconsolidation of the Joint Venture had no impact on ESB’s consolidated balance sheets and statement of income as ESB owned 99% of the Joint Venture.

The aggregate assets, liabilities and deficit of Inc. as of December 31, 2012 were $4,574,414, $5,232,999 and $(658,585) respectively, and net income for the year ended December 31, 2012 consisted of an income tax benefit of $1,148,000. The liabilities of Inc. consist of $762,000 of income tax liability and approximately $4,470,000 of intercompany payable due to ESB, which eliminates in consolidation. The aggregate assets, liabilities and deficit of Inc. as of December 31, 2011 were $4,574,414, $6,380,999 and $(1,806,585), respectively, and net income for the year ended December 31, 2011 consisted of an income tax benefit of $1,200,000. The liabilities of Inc. consist of $1,910,000 of income tax liability and approximately $4,470,000 of intercompany payable due to ESB, which eliminates inconsolidation.

Revenue recognition

Empire State Building Company L.L.C.: Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rents receivable on the accompanying balance sheets. Leases generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period to which they relate. Rental payments received before they are recognized as income are recorded as deferred income.

ESB provides an estimated allowance for uncollectible rent and loans receivable based upon an analysis of tenant and loan receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and lease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $1,359,000 at December 31, 2012 ($1,455,000 at December 31, 2011). Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $830,000 at December 31, 2012 ($710,000 at December 31, 2011).

Empire State Realty Observatory TRS, LLC and Empire State Building, Inc.: Revenues from the sale of Observatory tickets are recognized upon admission or ticket expiration. Deferred income related to unused and unexpired tickets as of December 31, 2012 and 2011 was approximately $3,200,000 and $3,400,000, respectively.

Empire State Realty Observatory TRS, LLC provides an estimated allowance for uncollectible accounts receivable based upon an analysis of accounts receivable and historical bad debts, customer credit worthiness, current economic trends and changes in payment terms. Management believes no allowance is necessary for outstanding accounts receivable balances at December 31, 2012 and 2011.

Cash and cash equivalents: The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property: The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded for the years ended December 31, 2012 and 2011.

Depreciation and amortization: Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and seven years for equipment. The leasehold is being depreciated by the straight-line method over the term of the sublease. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant leases.

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

Sales tax: Sales tax collected by ESB from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses. Observatory admission ticket sales are reported net of sales tax and, accordingly, excluded from revenue and expenses.

Income taxes: ESB and Empire State Realty Observatory TRS, LLC are not subject to federal and state income taxes and, accordingly, make no provision for federal and state income taxes in the accompanying financial statements. ESB’s rental operations are not subject to local income taxes. ESB’s taxable income or loss (which includes the income or loss of the Captive) is reportable by its members.

Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code and applicable New York State income tax law effective January 1, 1971. Accordingly, the Company has not provided for federal or state income taxes since all income is passed through directly to the stockholders for the years ended December 31, 2012 and 2011. ESB and Empire State Realty Observatory TRS, LLC are subject to New York City Unincorporated Business tax which totaled approximately $196,000 and $177,000 for the years ended

December 31, 2012 and 2011, respectively. ESB 102 Corporation is subject to federal, New York State and New York City corporation tax, which totaled approximately $12,000 and $11,000 for the years ended December 31, 2012 and 2011, respectively.

The Company follows the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740 the tax benefit from an uncertain tax position may only be recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Among other matters, FASB ASC 740 also provides guidance on accounting for interest and penalties associated with tax positions. As of December 31, 2012, the Company has recorded a liability of $762,000 for uncertain tax positions, which is included in accounts payable and accrued liabilities on the Company’s consolidated balance sheet (including $262,000 of accrued interest and penalty). During the years ended December 31, 2012 and 2011, the Company recorded a tax benefit of $1,148,000 and $1,200,000 (inclusive of reductions in interest and penalties of $358,000 and $330,000) as a component of Observatory Income, net on the accompanying consolidated statements of income. The liability is based on amounts of possible outcomes, using facts, circumstances and information available at the reporting date. Interest and penalties are included as a component of income tax benefit on the accompanying consolidated statements of income.

Taxable years ended December 31, 2009, 2010 and 2011 are subject to IRS and other jurisdictions tax examinations.

Advertising: The Company expenses advertising costs as incurred. The Company incurred advertising costs of $4,902,995 and $4,703,117, respectively (inclusive of $2,578,299 and $2,589,864, respectively, incurred by Empire State Realty Observatory TRS, LLC), for the years ended December 31, 2012 and 2011.

Environmental costs: The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rents (including unbilled rent receivable) as being particularly sensitive. Further, when tenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.

Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-lived assets as well as the valuation and impairment analysis of real property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

New accounting pronouncements: In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. In accordance with the guidance the Company requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. For nonpublic companies this ASC is effective for annual periods beginning on or after December 15, 2011. The adoption of this update on January 1, 2012 did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. For nonpublic companies this ASU is effective for annual periods for fiscal years ending after December 15, 2012.

3. Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

The Company must maintain minimum capital and surplus of $250,000 in accordance with Vermont captive insurance regulations.

4. Deferred Charges

Deferred charges consist of the following as of:

	December 31, 2012	December 31, 2011
Leasing commissions	$22,617,759	$20,315,761
Leasing costs and other deferred costs	1,002,978	872,891

	23,620,737	21,188,652
Less accumulated amortization	9,210,179	8,796,389

Total	$14,410,558	$12,392,263

5. Loans Receivable

During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears totaling $1,399,909. Interest income is recognized using the effective interest method and recognized on the accrual basis. As of December 31, 2012, loans receivable consist of the following:

Date of Loan	Outstanding Principal Balance	Interest Rate	Maturity
February 28, 2010	$935,356	LIBOR(*) + 3.5%	December 1, 2024
December 28, 2010	180,000	Prime(**) + 3.0%	December 1, 2015

	$1,115,356

(*)	0.3095% (three month LIBOR) at December 31, 2012.
(**)	3.25% at December 31, 2012.

Future principal payments due are as follows:

2013	$123,000
2014	125,000
2015	128,000
2016	70,000
2017	73,000
Thereafter	596,356

$1,115,356

6. Related Party Transactions

ESB (the “Lessee”) entered into a lease agreement with Empire State Building Associates L.L.C. (the “Lessor”) which was set to expire on January 4, 2013. On February 11, 2010, the Company exercised the remaining lease renewal options for the period January 4, 2013 to January 4, 2076. The lease provides for an annual basic minimum rent equal to $6,018,750 through January 4, 2013; thereafter, the annual basic minimum rent is equal to $5,895,625.

In accordance with the 3rd lease modification dated as of July 26, 2011, the minimum basic rent described above has been increased to cover debt service on the outstanding principal balance (in an amount not to exceed $159,000,000 without the Lessee’s consent) in excess of $60,500,000 on the Lessor’s $300,000,000 new mortgage Loan obtained July 26, 2011 (the “Loan”), of which $159,000,000 has been advanced as of December 31, 2011. Provided no event of default has occurred, and subject to other conditions, upon Lessor’s request, HSBC has also agreed to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Loan are subject to the consent of Lessee.

On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000,000 to be used to pay and discharge all existing mortgage loans secured by the Property, to fund operations and working capital requirements relating to the Property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the Loan agreement, the Lenders may provide the Lessor with additional advances of up to $76,000,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000,000. On November 2, 2011 the Loan was amended to increase the loan amount to $300,000,000. An additional $30,000,000 was drawn on the Loan on April 5, 2012 bringing the total amount advanced to $189,000,000. Under the fourth modification of the sublease dated as of April 5, 2012, the Company agreed to an increase in basic rent to cover the debt service on such $30,000,000 draw. An additional $30,000,000 was drawn on the Loan on July 9, 2012 bringing the total amount advanced to $219,000,000. Under the fifth modification of the sublease dated as of July 9, 2012, the Company agreed to an increase in basic rent to cover the debt service on such $30,000,000 draw. The Lessor must also maintain a debt yield as specified in the Loan. Subject to the terms and conditions of the Loan, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The aggregate rate was 2.71% at December 31, 2012. The Lessor is obligated to repay the outstanding amount of the Loan plus accrued and unpaid interest and all other amounts due under the Loan and related documents on July 26, 2014, which the Lessor may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan-to-value ratio and debt yield and the absence of an event of default. The Lessor incurred a prepayment penalty of approximately $2,400,000 in connection with the repayment of the old notes. On October 11, 2012 the Secured Term Loan was amended to increase the Lenders’ respective commitments from an aggregate of $300,000,000 to an aggregate of $500,000,000 and provides that a condition for any advance in respect of such increased amount

(in addition to the other conditions in the loan agreement) is the delivery of an updated appraisal to the effect that the Loan-To-Value Ratio (as defined in the loan agreement) does not then exceed 50%. Upon execution of the amendment, Registrant paid the Lenders a facility fee of 0.75% of such increase ($1,500,000) and an arrangement fee of 0.25% of such increase ($500,000).

Improvement and tenanting costs funded out of the proceeds from the Lessor’s mortgage loans which are secured by the Property are borne by the Lessor and capitalized as property improvements or tenanting costs in the Lessor’s financial statements. Improvement and tenanting costs funded out of the ESB’s operating cash flow are borne by ESB and are capitalized in its financial statements as leasehold improvements or tenanting costs.

In connection with the July 2011 refinancing of Lessor’s mortgage loans with the new $159,000,000 mortgage, approximately $58,000,000 became available to fund property improvements and tenanting costs allowing reimbursement to the Company subsequent to June 30, 2011 of approximately $34,000,000 it had incurred and recorded on its financial statements during the first six months of 2011 for fixed asset additions of $24,400,000 and deferred leasing costs of $9,600,000. The foregoing was effected in the third quarter of 2011 and resulted in 1) Company’s removal of such asset additions and Lessor’s recording of same on its financial statements, and 2) Company’s accrual of overage rent payable to the Lessor equal to approximately 50% thereof. Through December 31, 2012, the Company has incurred approximately $121,390,000 for improvements and tenanting costs.

In accordance with the 2nd lease modification dated as of February 25, 2009, the minimum basic rent described above was increased to cover debt service on the Lessor’s $31,500,000 second mortgage loan obtained on February 25, 2009 that was repaid on July 26, 2011 with the proceeds from the Loan described above. The basic rent was increased to cover debt service, which consisted of only interest during the period the second mortgage loan was outstanding and totaled $1,132,000 for the year ended December 31, 2011.

The lease also provides for additional rent (“Overage Rent”) through all renewal terms equal to 50% of the Lessee’s annual net operating profit, as defined, in excess of $1,000,000, in each lease year.

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Beginning in 2008 when participants in the Lessor consented to a building improvements program (the “Program”), a program has been undertaken by the Company to maintain and enhance the Property, and its competitive position. Through December 31, 2012 the Company has incurred costs related to the Program of approximately $171,599,000 (which consisted of building improvements and tenant leasing costs of approximately $94,080,000 and $77,519,000, respectively), and the Lessor has incurred costs related to the Program of approximately $130,461,000 (which consisted of building improvements and tenant leasing costs of approximately $64,827,000 and $65,634,000, respectively). In addition, during the period from 2006-2008, the Company incurred building improvement costs of $15,684,000. The Company currently estimates that the total costs of all Program-related projects will be approximately $650,000,000 to $670,000,000. Lessor intends to seek additional financing to fund future Property improvements and tenanting costs.

The Company is financing the Program and billing the Lessor for certain costs incurred. The Program (1) grants the ownership of improvements and tenanting costs funded by Lessor to Lessor and acknowledges Lessor’s desire to finance such costs through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by Lessor from an equivalent increase in basic rent paid by the Company, all to the extent the Company joins Lessor in approving such mortgage increase. Since additional rent will be decreased by one-half of that increase in basic rent, the net effect of the lease modification is to have the Company and Lessor share the costs of the Program equally, assuming the Company’s profitability continues to obligate it to pay overage rent.

In connection with the Loan, the Company has assigned all subleases and rents to the lender as additional collateral.

The following is a schedule of future minimum rental payments as of December 31, 2012 assuming there are no additional principal drawdowns, the Loan continues to bear interest at the aggregate rate in effect as of December 31, 2012 and the Loan is repaid on its initial maturity date):

2013	$10,250,000
2014	9,460,000
2015	5,900,000
2016	5,900,000
2017	5,900,000
Thereafter	342,010,000

$379,420,000

Due from Supervisor at December 31, 2012 and 2011 of $300,000 and $300,000, respectively, represents cash held on our behalf by the Supervisor.

Due to Lessor at December 31, 2012 of $11,913,872 represents advances made for building improvements made on its behalf. Due from Lessor at December 31, 2011 of $6,067,806 represents unpaid outlays for building improvements made on its behalf.

Distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheet as “Due from Supervisor.”

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party.

Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings during the years ended December 31, 2012 and 2011, are as follows:

	2012		2011
Basic supervisory fees	$591,567		$583,368
Offering costs for work done by the employees of the Supervisor	1,064,025	*	983,027	*
Other fees and disbursements	335,717	*	660,318	*
Service fee on security deposit accounts	31,528		24,610

Total	$2,022,837		$2,251,323

*	Offering costs for work done by the employees of the Supervisor and other fees and disbursements are included within professional fees in the Consolidated Statements of Income.

For administration and investment of each tenant security deposit account, Malkin Holdings has earned since 1973 a service fee of 1% of the account balance, which fee totaled $31,528 and $24,610 for the years ended December 31, 2012 and 2011, respectively. As this service fee is deducted from interest otherwise payable to tenants, these financial statements show no related expense to the Company.

Through December 31, 2012, the Company has been charged an aggregate of $16,297,266, $7,894,232 for the year ended December 31, 2012 included in acquisition fees and professional fees, of which $1,697,050 is included in accrued liabilities at December 31, 2012, to reimburse Malkin Holdings for services and third-party fees it had advanced in connection with a proposed consolidation of the Company, other public and private entities supervised by Malkin Holdings and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed real estate investment trust (collectively the “Consolidation”) and the initial public offering of Class A common stock of Empire State Realty Trust, Inc. (the “IPO”). Prior to the fourth quarter of 2011, acquisition fees were capitalized. Beginning in the fourth quarter of 2011, the Company determined that such costs should be written off and charged to expense. Such fees are borne entirely by the Company and are not shared indirectly with the Lessor through Overage Rent deductions. If the Consolidation and IPO is completed, the Company will be reimbursed for all such costs from the proceeds of the IPO.

Under separate agreements to which the Company is not a party, Malkin Holdings, members of Mr. Malkin’s immediate family and other persons having no management role or ownership interest in Malkin Holdings receive additional payments from investors in the Company in varying percentages, based upon current year distributions. These third party payments do not impose any obligation upon the Company or affect its assets and liabilities.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

7. Rental Income Under Operating Subleases

Future minimum rentals (including antenna license fees) assuming neither renewals nor extensions of leases which may expire during the periods, on noncancelable operating leases in effect as of December 31, 2012 are as follows:

2013	$100,470,000
2014	106,640,000
2015	103,650,000
2016	92,670,000
2017	89,380,000
Thereafter	565,910,000

$1,058,720,000

At December 31, 2012, two tenants, a consumer goods sourcing company and a fragrance company comprised approximately 48% of future minimum rental income. There were no other tenants which comprised over 10% of the future minimum rental income.

In connection with a lease entered into during 2008, the Company was required to escrow funds for the Company’s contribution for improvement work to be performed. These funds will be disbursed as the work is completed (as defined).

In March 2012, the Company concluded an agreement with New York City for a reduction in real estate taxes for the tax years 2002/2003 — 2011/2012 resulting in gross tax savings of approximately $16,900,000, of which approximately $12,400,000 was in the form of a refund and the balance through future tax reductions to be phased in through 2015/2016. For the year ended December 31, 2012, the Company recorded a real estate tax refund of $10,131,396 which is net of professional fees totaling $1,736,018 (including $867,505 paid to Malkin Holdings) and $510,337 of real estate tax escalation rent over-billings (resulting from the tax reduction) due to existing tenants.

8. Leasing Agreements

The Company has engaged Newmark Knight Frank (“NKF”) as leasing agent for the non-retail space of the Property. For the years ended December 31, 2012 and 2011, NKF commissions capitalized by the Company totaled approximately $1,166,000 and $-0- respectively.

The Company has engaged CB Richard Ellis, Inc. (“CBRE”) as leasing agent for the retail space of the Property. There were no CBRE leasing commissions incurred for the years ended December 31, 2012 and 2011. For the years ended December 31, 2012 and 2011, CBRE commissions capitalized by the Company totaled $986,000 and $-0- respectively.

9. Multiemployer Pension Plan

The Company contributes to a multiemployer defined benefit pension plan under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in the multiemployer plan are different from a single-employer plan in the following aspects:

•	Assets contributed to the multiemployer defined plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•

If the Company chooses to stop participating in its multiemployer plan, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The union which has significant employees and costs is as follows:

32BJ

The Company participates in the Building Service 32BJ, or Union, Pension Plan and Health Plan. The Pension Plan is a multi-employer, non-contributory defined benefit pension plan that was established under the terms of collective bargaining agreements between the Service Employees International Union, Local 32BJ, the Realty Advisory Board on Labor Relations, Inc. and certain other employees. This Pension Plan is administered by a joint board of trustees consisting of union trustees and employer trustees and operates under employer identification number 13-1879376. The Pension Plan year runs from July 1 to June 30. Employers contribute to the Pension Plan at a fixed rate on behalf of each covered employee. Separate actuarial information regarding such pension plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit. However, on September 28, 2012 and 2011, the actuary certified that for the plan years beginning July 1, 2012 and 2011, respectively, the Pension Plan was in critical status under the Pension Protection Act of 2006. The Pension Plan trustees adopted a rehabilitation plan consistent with this requirement. No surcharges have been paid to the Pension Plan as of December 31, 2012. For the years ended December 31, 2012, and 2011, the Pension Plan received contributions from employers totaling approximately $212,741,000, and $201,266,000, respectively.

The Health Plan was established under the terms of collective bargaining agreements between the Union, the Realty Advisory Board on Labor Relations, Inc. and certain other employers. The Health Plan provides health and other benefits to eligible participants employed in the building service industry who are covered under collective bargaining agreements, or other written agreements, with the Union, The Health Plan is administered by a Board of Trustees with equal representation by the employers and the Union and operates under employer identification number 13-2928869. The Health Plan receives contributions in accordance with collective bargaining agreements or participation agreements. Generally, these agreements provide that the employers contribute to the Health Plan at a fixed rate on behalf of each covered employee. For the years ended December 31, 2012, and 2011, the Health Plan received contributions from employers totaling approximately $893,329,000 and $843,205,000, respectively.

Terms of Collective Bargaining Agreements

The most recent collective bargaining agreement for Local 32BJ commenced from January 1, 2012 through December 31, 2015 (prior agreement was from January 1, 2008 through December 31, 2011).

Contributions we made to the multiemployer plans for the years ended December 31, 2012 and 2011 are included in the table below:

	2012	2011
Benefit Plan
Pension plans (pension and annuity)*	$1,640,100	$1,526,796
Health plans**	4,106,861	3,735,727
Other***	114,964	162,554

Total plan contributions	$5,861,925	$5,425,077

*	Pension plans include $266,075 and $348,207 for the years ended December 31, 2012 and 2011, respectively, from multiemployer plans not discussed above.
**	Health plans include $638,509 and $475,484 for the years ended December 31, 2012 and 2011, respectively, from multiemployer plans not discussed above.
***	Other includes $20,969 and $15,602 for the years ended December 31, 2012 and 2011, respectively, from multiemployer plans not discussed above for union costs which were not itemized between pension and health plans.

10. Pension Plan

The Company maintains a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company who meet the eligibility requirements set forth in the Plan documents.

The Plan allows the Company to make discretionary employer contributions. There were no employer contributions for the years ended December 31, 2012 and 2011. The Plan may be terminated at the option of the Company.

11. Fair Value of Financial Instruments

Cash and cash equivalents (including tenants security deposits and tenant improvement escrows), accounts receivable, rent receivable, due from Lessor, due from Supervisor, tenant security deposit payable, accounts payable and accrued liabilities, deferred income and overage rent due to Lessor are carried at amounts which reasonably approximate their fair values, due to the short maturities of the instruments. Loans receivable are carried at amounts which reasonably approximate their fair values at inception due to no known changes in the credit worthiness of the borrowers. Loans receivable are carried at amounts which reasonably approximate their fair values on the basis of estimated market interest rates for loans of comparable quality and maturity.

12. Observatory Operations

The operations of the Empire State Building Observatory are summarized as follows:

	Year Ended December 31,
	2012	2011
Income:
Admissions	$83,738,541	$72,992,182
Ancillary income	581,272	295,442
Credit card and other sales fees	(1,178,254)	(1,116,105)

Total Income	83,141,559	72,171,519

Operating Expenses:
Payroll and related costs	15,683,395	15,620,010
Advertising	2,578,300	2,589,864
Commercial rent and other taxes	918,848	835,500
Repairs and maintenance	638,213	457,918
Professional fees	1,278,007	1,183,622
Administrative	658,041	522,311
Bad debts	101,783	—

Total Operating Expenses	21,856,587	21,209,225

*Operating Income	61,284,972	50,962,294
Income Tax Benefit	1,148,000	1,200,000

Income prior to income received directly by Empire State Building Company L.L.C.	62,432,972	52,162,294
Revenue received directly by Empire State Building Company L.L.C.:
Observatory license fees	5,315,739	4,869,531
Photography income	2,741,518	2,590,487
Audio tour income	123,031	170,544
Other income	548,373	760,365

Observatory Income, net	$71,161,633	$60,553,221

*	Prior to rent paid and profit sharing to ESB which eliminates in consolidation.

13. Litigation

In the normal course of business, the Company is subject to claims, lawsuits and legal proceedings. While it is not possible to ascertain with certainty the ultimate outcome of such matters, in management’s opinion, the liabilities, if any, in excess of amounts provided or covered by insurance, are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

(1) 1997 Arbitration/Litigation Proceeding

Malkin Holdings and Peter L. Malkin, a member in the Company, were engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing and supervision of the Property, in which Malkin Holdings and Mr. Malkin sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment by the Company or (b) an investor voluntarily agrees that his or her proportionate share be paid. Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, the Company has not provided for the expense and related liability with respect to such costs in these consolidated financial statements and such consent has not been received at December 31, 2012.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors to vote to terminate Helmsley-Spear without cause, (ii) dismissed Helmsley-Spear’s claims against Malkin Holdings and Peter Malkin, and (iii) rejected the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Malkin Holdings’ petition, vacated the judgment of the Appellate Division and remanded the case to the New York court.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without the Company’s knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named “Helmsley-Spear,” which had represented itself to be the Company’s managing agent since September 1997, in fact never received a valid assignment to become the Company’s managing agent. The Company’s previously authorized managing agent, the original corporation named “Helmsley-Spear,” was owned by Harry B. Helmsley and had become inactive. On February 21, 2006, the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii) and (iii) in the preceding paragraph. On July 21, 2006, Malkin Holdings filed a certiorari petition seeking review by the U.S. Supreme Court, which it later withdrew as part of the August 29, 2006 settlement agreement terminating claims broadly by exchange of general releases between Helmsley-Spear, Irving Schneider, and their related parties, on one hand, and Leona M. Helmsley, Peter L. Malkin, Malkin Holdings, various property owners supervised by Malkin Holdings, and their related parties, on the other.

(2) 1998-2002 Irving Schneider Actions against the Company’s Supervisor and Member

In January 1998, Irving Schneider, who was then one of the controlling principals of Helmsley-Spear and has never had a record or beneficial interest in the Company, brought litigation against the Company’s supervisor, Malkin Holdings, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for the Company. In March 2002, the court dismissed Mr. Schneider’s claims. Although Mr. Schneider thereafter appealed the dismissal, the claim was withdrawn prior to 2006.

Also in April 2002, an attorney whose fees were reportedly paid by Mr. Schneider submitted to the Departmental Disciplinary Committee of the Appellate Division of the Supreme Court of New York, First Department, copies of Mr. Schneider’s complaints in the foregoing and related litigation with such attorney’s letter asserting that the activities of Mr. Malkin and Malkin Holdings, as alleged in those complaints, violated the Code of Professional Responsibility. No action was ever taken by the Disciplinary Committee against Mr. Malkin or Malkin Holdings regarding any of these matters.

During 2002, acting upon a complaint of Mr. Schneider and his attorney, the Manhattan District Attorney’s Office conducted an investigation of Mr. Malkin and Malkin Holdings regarding Malkin Holding’s receipt of a 1% fee for administering the tenant security accounts of the Company and other supervised entities. Malkin Holdings made submissions through counsel to show that the fee was expressly permitted under statute and was in accord with prior agreement. By letter dated July 23, 2002, the District Attorney’s Office advised that it had concluded its investigation and that no charge would be brought against Mr. Malkin or Malkin Holdings.

In accord with a written legal opinion from Thelen Reid & Priest dated April 29, 2005, both Malkin Holdings and Mr. Malkin are entitled to reimbursement from the Company for their expenses to various service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in the successful defense against all these Section (2) claims to the extent relating to the Company, as follows: (a) $238,069 for the successful defense against the 1998-2002 litigations, (b) $39,621 for the successful defense against Mr. Schneider’s complaint to the District Attorney, and (c) $13,827 for the successful defense against the related complaint to the Disciplinary Committee. These reimbursements were deferred without any charge for interest until the Company’s operations were stabilized and its cash and borrowing position permitted payment in June 2008.

All reimbursed expenses funded by the Company under this Section (2) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(3) 2006 Settlement Agreement

As stated above, the August 29, 2006 settlement agreement terminated Helmsley-Spear, Inc. as managing and leasing agent at the Property as of August 30, 2006. The Company is now self-managing the Property, while engaging third party leasing agents, CB Richard Ellis, Inc. for retail space since August 30, 2006 and Newmark Knight Frank for non-retail space since October 21, 2009.

Based upon relative building area and revenue among all the properties at which Helmsley-Spear was terminated pursuant to the settlement agreement, the Company’s allocable share of the contract settlement payment was $3,056,000. Such amount was funded during 2006 with $1,834,000 from the Company’s cash reserves and $1,222,000 by a capital contribution to the Company from Mrs. Helmsley. There was no change in Mrs. Helmsley’s share of the Company’s distributions and profits as a result of such capital contribution, but an equivalent amount of the settlement expense was allocated to her.

The Company’s allocable share of the fees to service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in connection with the settlement and related transition is $405,174, including preparation of a draft solicitation for a vote to remove Helmsley-Spear, submission to the Real Estate Board of New York of claims regarding Helmsley-Spear, negotiation and conclusion of the settlement agreement, and conclusion of a new leasing agreement with CB Richard Ellis. These fees were advanced by Malkin Holdings without any charge for interest and, pursuant to consent of the Company’s members, reimbursed by the Company in June 2008.

The expenses funded by the Company under this Section (3) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(4) Class Action Lawsuits challenging the Consolidation

In March 2012, five putative class actions, or the Class Actions, were filed in New York State Supreme Court, New York County by participants in Empire State Building Associates L.L.C. (“ESBA”) and several other entities supervised by Malkin Holdings (on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012). The plaintiffs assert claims against Malkin Holdings, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, the Estate of Leona M. Helmsley, Empire State Realty OP, L.P. and Empire State Realty Trust, Inc. for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty. They allege, among other things, that the terms of the Consolidation and the process by which it was structured (including the valuation that was employed) are unfair to the participants, the Consolidation provides excessive benefits to Malkin Holdings and its affiliates and the then-draft prospectus/consent solicitation filed with the SEC failed to make adequate disclosure to permit a fully informed decision about the proposed Consolidation. The complaints seek money damages and injunctive relief preventing the proposed Consolidation. The Class Actions were consolidated and co-lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012. Furthermore, an underlying premise of the Class Actions, as noted in discussions among plaintiffs’ counsel and defendants’ counsel, was that the Consolidation had been structured in such a manner that would cause the participants in ESBA, 60 East 42nd St. Associates, LLC and 250 West 57th St. Associates, LLC (the “subject LLCs”) immediately to incur substantial tax liabilities.

The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions. The Stipulation of Settlement recites that the Consolidation was approved by overwhelming consent of the participants in the private entities. The Stipulation of Settlement states that counsel for the plaintiff class satisfied themselves that they have received adequate access to relevant information, including the independent valuer’s valuation process and methodology, that the disclosures in the Registration Statement on Form S-4, as amended, are appropriate, that the transaction presents potential benefits, including the opportunity for liquidity and capital appreciation, that merit the participants’ serious consideration and that each of the named class representatives intends to support the transaction as modified. The Stipulation of Settlement further states that counsel for the plaintiff class are satisfied that the claims regarding tax implications, enhanced disclosures, appraisals and exchange values of the properties that would be consolidated into Empire State Realty Trust, Inc., and the interests of the participants in the subject LLCs and the private entities, have been addressed adequately, and they have concluded that the settlement pursuant to the Stipulation of Settlement and opportunity to consider the proposed transaction on the basis of revised consent solicitations are fair, reasonable, adequate and in the best interests of the plaintiff class.

The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs.

The terms of the settlement include, among other things (i) a payment of $55 million, with a minimum of 80% in cash and maximum of 20% in freely-tradable shares of common stock and/or freely-tradable operating partnership units to be distributed, after reimbursement of plaintiffs’ counsel’s court-approved expenses and payment of plaintiffs’ counsel’s court-approved attorneys’ fees and, in the case of shares of common stock and/or operating partnership units, after the termination of specified lock-up periods, to participants in the subject LLCs and the private entities pursuant to a plan of allocation to be prepared by counsel for plaintiffs; (ii) defendants’ agreement that (a) the IPO will be on the basis of a firm commitment underwriting; (b) if, during the solicitation period, any of the three subject LLCs’ percentage of total exchange value is lower than what is stated in the final prospectus/consent solicitation by 10% or more, such decrease will be promptly disclosed by defendants to participants in the subject LLCs; and (c) unless total gross proceeds of $600,000,000 are raised in the IPO, defendants will not proceed with the transaction without further approval of the subject LLCs; and (iii) defendants’ agreement to make additional disclosures in the prospectus/consent solicitation regarding certain matters (which are included therein). Participants in the subject LLCs and private entities will not be required to bear any portion of the settlement payment. The payment in settlement of the Class Actions will be made by the Estate of Leona M. Helmsley and affiliates of Malkin Holdings (provided that none of Malkin Holdings’ affiliates that would become a direct or indirect subsidiary of Empire State Realty Trust, Inc. in the Consolidation will have any liability for such payment) and certain participants in the private entities who agree to contribute. Empire State Realty Trust, Inc. and Empire State Realty OP, L.P. will not bear any of the settlement payment.

The settlement further provides for the certification of a class of participants in the three subject LLCs and all of the private entities, other than defendants and other related persons and entities, and a release of any claims of the members of the class against the defendants and related persons and entities, as well as underwriters and other advisors. The release in the settlement excludes certain claims, including but not limited to, claims arising from or related to any supplement to the Registration Statement on Form S-4 that is declared effective to which the plaintiffs’ counsel objects in writing, which objection will not be unreasonably made or delayed, so long as plaintiffs’ counsel has had adequate opportunity to review such supplement. The settlement was subject to court approval. It is not effective until such court approval is final, including the resolution of any appeal. Defendants continue to deny any wrongdoing or liability in connection with the allegations in the Class Actions.

On January 18, 2013, the parties jointly moved for preliminary approval of such settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing.

On January 28, 2013, six participants in ESBA filed an objection to preliminary approval, and cross-moved to intervene in the Class Actions and for permission to file a separate complaint on behalf of ESBA participants.

On February 21, 2013 the court denied the cross motion of such objecting participants, and the court denied permission for such objecting participants to file a separate complaint as part of the Class Actions but permitted them to file a brief solely to support their allegation that the buyout would deprive non-consenting participants in ESBA of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting participants’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in the Supervisor’s favor, holding that the buyout provisions of the participation agreements with respect to ESBA are legally binding and enforceable and that participants do not have the rights that they claimed under the New York Limited Liability Company Law.

On May 2, 2013, the court held a hearing regarding final approval of the Class Actions settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are participants in all of the subject LLCs and private entities included in the Consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the Consolidation or IPO. The settlement will not become final until resolution of any appeal.

Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15.0 million in fees and $295,895 in expenses, which the court reduced to $11.59 million in fees and $265,282 in expenses.

The participants who challenged the buyout provision appealed the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, Malkin Holdings filed its brief in opposition to the motion for the stay.

In addition, on June 20, 2013, these same participants filed additional notices of appeal from the trial court’s rulings in the Class Actions. They appealed (i) the order entered February 22, 2013 granting preliminary approval of the Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the Consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf of ESBA participants; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Class Action settlement; (v) the Final Judgment and Order entered May 17, 2013; (vi) the order entered May 17, 2013 approving the Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs.

Any decision on the appeal on the New York Limited Liability Law issue could take many months. The timing or outcome of an appeal process or any related relief, if such appeal were successful, cannot be predicted. If the court’s decision were reversed by the appellate court, there is a risk that it could have a material and adverse effect on Empire State Realty Trust, Inc., Empire State Realty OP, L.P. or Malkin Holdings and the court could order some or all of the relief that the objecting participants have requested, as described above. Although there can be no assurance, Malkin Holdings believes that the trial court’s decision was correct, and that it will be upheld on appeal.

As noted, class members who objected to the Class Action settlement filed notices of appeal from the court’s decision to approve the Stipulation of Settlement. As a result, the Empire State Realty Trust, Inc. and Empire State Realty OP, L.P. may incur costs associated with defending any such appeal or paying any judgment if the defendants lose. The timing or outcome of an appeal cannot be predicted. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on the Company, including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, Malkin Holdings believes that the trial court’s decision was correct, and that it will be upheld on appeal.

There is a risk that other third parties will assert claims against Empire State Realty Trust, Inc., Empire State Realty OP, L.P. or Malkin Holdings, including, without limitation, that our supervisor breached its fiduciary duties to investors in the existing entities or that the Consolidation violates the relevant operating agreements, and third parties may commence litigation against Empire State Realty Trust, Inc., Empire State Realty OP, L.P. or Malkin Holdings.

14. Subsequent Events

Overage Rent of $24,199,368 was paid to Associates, $2,000,000 on January 11, 2013 and $22,199,368 on March 4, 2013. On March 8, 2013, out of such Overage Rent, $13,254,000 was distributed to the Participants in Associates and $846,000 was paid to Malkin Holdings, representing the balance of its additional payment for 2012.

An additional $50,000,000 was drawn on the Secured Term Loan on February 26, 2013 bringing the total amount advanced to $269,000,000.

The Company has evaluated events and transactions for potential recognition or disclosure through March 28, 2013 the date the financial statements were available to be issued.

Empire State Building Company L.L.C. and Affiliates

Consolidated Balance Sheets

	June 30, 2013	December 31, 2012
	(Unaudited)
Assets
Property — at cost:
Leasehold improvements	$176,066,431	$176,313,109
Subtenant improvements	68,924,235	70,255,123
Leasehold	99,150	99,150
Equipment	5,984,449	5,002,576

	251,074,265	251,669,958
Less accumulated depreciation and amortization	61,374,775	56,365,487

Net Property	189,699,490	195,304,471
Other Assets:
Cash and cash equivalents	17,109,238	25,514,656
Cash — restricted — tenants’ security deposits	9,498,518	9,421,191
Cash — tenant improvement escrow	9,099,159	15,374,241
Accounts receivable — net	3,263,544	3,932,682
Rent receivable — net	2,860,678	3,056,141
Unbilled rent receivable — net	64,800,247	56,665,930
Loans receivable	1,196,358	1,115,356
Prepaid expenses	15,941,075	16,158,302
Deferred charges and other deferred costs, net of accumulated amortization	13,386,818	14,410,558
Due from Lessor	8,657,351	—
Due from Supervisor	300,000	300,000
Other assets	35,365	231

Total Assets	$335,847,841	$341,253,759

Liabilities and Equity
Liabilities:
Accounts payable and accrued liabilities	$9,981,811	$9,025,174
Tenants’ security deposits payable	9,498,518	9,421,191
Overage rent due to Lessor	14,423,974	24,199,368
Due to Lessor	—	11,913,872
Deferred income	8,818,603	8,705,402

Total Liabilities	42,722,906	63,265,007

Equity (Deficit):
Empire State Building Company L.L.C. members’ equity	293,021,234	278,647,337
Noncontrolling interest	103,701	(658,585)

Total Equity	293,124,935	277,988,752

Total Liabilities and Equity	$335,847,841	$341,253,759

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Income

(Unaudited)

Six Months Ended June 30,	2013	2012
Income:
Rent:
Minimum rental revenue	$42,633,023	$35,470,227
Tenant reimbursements	9,425,609	12,065,671
Antenna license fees	8,435,524	9,013,538
Other	2,336,869	2,392,773

Total Rent	62,831,025	58,942,209

Real Estate Tax Refund — net	—	9,124,934
Observatory:
Revenue	44,051,564	39,906,282
Expenses	10,668,600	9,522,157

Observatory Net Income	33,382,964	30,384,125

Total Income	96,213,989	98,451,268

Operating Expenses:
Basic rent expense	5,896,269	4,787,284
Overage rent	14,423,974	14,746,763
Real estate taxes	14,887,315	15,332,256
Payroll and related costs	12,118,398	11,238,345
Repairs and maintenance	5,599,333	9,615,549
Utilities	5,945,394	6,838,467
Supervisory fees	313,889	300,216
Professional fees	2,024,043	2,487,726
Insurance	3,740,492	3,578,052
Advertising	1,152,356	1,017,925
Cleaning	1,492,281	1,247,212
Administrative	999,175	981,606
Acquisition fees	3,458,943	3,649,950
Depreciation	6,311,458	5,906,091
Amortization	975,170	912,499
Bad debts (recovery), net	(26,105)	985,026

Total Operating Expenses	79,312,385	83,624,967

Operating Income	16,901,604	14,826,301
Interest and Dividend Income	34,579	161,742

Net Income	16,936,183	14,988,043
Net Income of Affiliate Attributable to Noncontrolling Interest	(762,286)	(1,170,000)

Net Income Attributable to Empire State Building Company L.L.C.	$16,173,897	$13,818,043

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Changes in Equity

Year Ended December 31, 2012 and Six Months Ended June 30, 2013	Total	Empire State Building Company L.L.C. Members’ Equity	Noncontrolling Interest
Equity (Deficit) — January 1, 2012	$250,357,813	$252,164,398	$(1,806,585)
Distributions — 2012	(19,900,000)	(19,900,000)	—
Net Income — 2012	47,530,939	46,382,939	1,148,000

Equity (Deficit) — January 1, 2013	277,988,752	278,647,337	(658,585)
Distributions — 2013 (unaudited)	(1,800,000)	(1,800,000)	—
Net Income — 2013 (unaudited)	16,936,183	16,173,897	762,286

Equity (Deficit) — June 30, 2013	$293,124,935	$293,021,234	$103,701

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates

Consolidated Statements of Cash Flows

(Unaudited)

Six months Ended June 30,	2013	2012
Cash Flows from Operating Activities:
Net income	$16,936,183	$14,988,043
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	6,341,010	5,906,091
Amortization	975,170	912,499
Bad debts (recovery), net	(26,105)	1,086,809
Other	294,414	—
Net change in operating assets and liabilities:
Cash — other escrow, net	(77,327)	(207,754)
Accounts receivable	669,138	(1,229,559)
Rent receivable	221,568	(1,277,800)
Unbilled rent receivable	(8,134,317)	(3,683,242)
Loans receivable	(81,002)	59,485
Prepaid expenses	217,227	316,913
Overage rent due from/to Lessor	(9,775,394)	(14,033,685)
Other assets	(35,134)	—
Accounts payable and accrued liabilities	1,826,371	(8,175,689)
Deferred income	113,201	(769,202)
Tenant’s security deposits payable	77,327	207,754

Net Cash Provided by (Used in) Operating Activities	9,542,330	(5,899,337)

Cash Flows from Investing Activities —
Property additions	(2,034,020)	—

Net Cash Used in Investing Activities	(2,034,020)	—

Cash Flows from Financing Activities:
Members’ distributions	(1,800,000)	(18,100,000)
Reimbursements from Lessor	22,745,137	50,158,103
Outlays on behalf of Lessor	(43,133,947)	(34,649,267)
Tenant improvement escrow — net	6,275,082	(8,090,324)

Net Cash Used in Financing Activities	(15,913,728)	(10,681,488)

Net Decrease in Cash and Cash Equivalents	(8,405,418)	(16,580,825)
Cash and Cash Equivalents — beginning of period	25,514,656	32,210,735

Cash and Cash Equivalents — end of period	$17,109,238	$15,629,910

Non-Cash Financing Activities:
Purchases of property additions included in accounts payable and accrued liabilities	$182,413	$3,245,290

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Empire State Building Company L.L.C. (“ESB”) was originally organized on August 15, 1961 as a joint venture to lease and sublease the approximately 2,900,000 square foot office building and Observatory, more commonly known as the Empire State Building situated at 350 Fifth Avenue, New York, New York, (the “Property”). At June 30, 2013, the Property was approximately 78% occupied. On April 2, 1971, ESB converted from a joint venture to a general partnership. On December 17, 2001, ESB converted from a general partnership to a New York limited liability company and is now known as Empire State Building Company L.L.C. Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.

ESB commenced operations on August 15, 1961 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.

On February 9, 1962, Empire State Building, Inc. (the “Observatory” or “Inc.”) was formed to sublease from ESB and operate the observation decks located on the 86th and 102nd floors of the Property. A new lease was entered into in 2010 (the “2010 Lease”) under which Inc. acted as agent for a joint venture (the “Joint Venture”) owned 99% by ESB and 1% by Inc. The Joint Venture arrangement has no significant impact on the financial position or results of operations reported in the consolidated financial statements. The 2010 Lease expired on December 31, 2010 and was not renewed.

On January 1, 2011, ESB entered into a lease for the observation decks with Empire State Realty Observatory TRS, LLC (formerly ESB Observatory LLC), a newly organized limited liability company owned 99% by ESB and 1% by ESB 102 Corporation (which, in turn, is owned 100% by ESB), for a five-year term commencing January 1, 2011 and expiring December 31, 2015. Empire State Realty Observatory TRS, LLC is to pay fixed annual rent of $6,700,000, adjusted each year commencing 2012 to reflect the increase in the Consumer Price Index, plus additional rent, as defined in the lease. The new leasing arrangement does not have a significant impact on the financial position or results of operations reported in the consolidated financial statements.

On July 15, 2009, ESB Captive Insurance Company L.L.C. (the “Captive”) was formed in the State of Vermont, as a captive insurance company to insure the Property and business interruption risks of ESB and the Observatory, including, but not limited to, terrorism risks. The Captive was formed as a single member limited liability company, wholly owned by ESB. For income tax reporting purposes, a single member LLC is classified as a division of its member, accordingly, the single member LLC’s taxable income or loss is reportable by its member. The Captive reinsures certain coinsurance amounts. There were no losses incurred through June 30, 2013.

2. Summary of Significant Accounting Policies

Principles of consolidation — The accompanying consolidated financial statements include the accounts of Empire State Building Company L.L.C. and its wholly owned subsidiaries: ESB Captive Insurance Company L.L.C., ESB 102 Corporation, and Empire State Realty Observatory TRS, LLC; and Empire State Building, Inc. (collectively, the “Company”).

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. In the opinion of the Company’s management, all adjustments consisting of normal recurring adjustments, considered necessary for the fair presentation of the financial statements have been included. The results of operations for the six months ended June 30, 2013 and 2012 are not necessarily indicative of the results to be expected for any interim period or the full year.

All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company follows the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the consolidated balance sheet (separately from the controlling interest’s equity). The noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statements of income of the amounts attributable to the parent and to the noncontrolling interest.

The Company’s interest in Empire State Building, Inc. is classified as a noncontrolling interest in the accompanying consolidated financial statements.

Variable interest entities — Under FASB ASC 810, “Consolidation,” when a reporting entity (ESB) is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary of a VIE is based on a qualitative rather than a quantitative analysis. An entity is required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Prior to January 1, 2011, ESB had determined that both Inc. and the Joint Venture were VIEs of which ESB was the primary beneficiary. As a result, ESB consolidated both the Joint Venture and Inc. at December 31, 2010, as ESB through its design of the Joint Venture and Inc. and its lease to the Joint Venture, had both the power to direct the activities that most significantly impact both the Joint Venture and Inc.’s economic performance and the obligation to absorb losses of both the Joint Venture and Inc. and the right to receive benefits from both the Joint Venture and Inc. that could be significant to both the Joint Venture and Inc.

On January 1, 2011, ESB deconsolidated the Joint Venture as a result of the expiration of the 2010 Lease.

The deconsolidation of the Joint Venture had no impact on ESB’s consolidated balance sheets and statement of income as ESB owned 99% of the Joint Venture.

The aggregate assets, liabilities and deficit of Inc. as of June 30, 2013 were $4,574,414, $4,678,114, and $103,701 respectively, and net income for the six months ended June 30, 2013 consisted of an income tax benefit of $762,286. The liabilities of Inc. consist of approximately $4,470,000 of intercompany payable due to ESB, which eliminates in consolidation. The aggregate assets, liabilities and deficit of Inc. as of December 31, 2012 were $4,574,414, $5,232,999 and $(658,585), respectively, and net income for the year ended December 31, 2012 consisted of an income tax benefit of $1,148,000. The liabilities of Inc. consisted of $762,000 of income tax liability and approximately $4,470,000 of intercompany payable due to ESB, which eliminates in consolidation.

Revenue recognition:

Empire State Building Company L.L.C. — Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rents receivable on the accompanying balance sheets. Leases generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period to which they relate. Rental payments received before they are recognized as income are recorded as deferred income.

ESB provides an estimated allowance for uncollectible rent and loans receivable based upon an analysis of tenant and loan receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and lease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $792,000 at June 30, 2013 ($1,359,000 at December 31, 2012). Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $177,000 at June 30, 2013 ($830,000 at December 31, 2012).

Empire State Realty Observatory TRS, LLC and Empire State Building, Inc. — Revenues from the sale of Observatory tickets are recognized upon admission or ticket expiration. Deferred income related to unused and unexpired tickets as of June 30, 2013 and December 31, 2012 was approximately $4,200,000 and $3,200,000, respectively.

Empire State Realty Observatory TRS, LLC provides an estimated allowance for uncollectible accounts receivable based upon an analysis of accounts receivable and historical bad debts, customer credit worthiness, current economic trends and changes in payment terms. Management believes no allowance is necessary for outstanding accounts receivable balances at June 30, 2013 and December 31, 2012.

Cash and cash equivalents — The Company considers highly liquid investments with an original maturity of six months or less when purchased to be cash equivalents.

At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.

Property — The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded for the six months ended June 30, 2013 and 2012.

Depreciation and amortization — Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and seven years for equipment. The leasehold is being depreciated by the straight-line method over the term of the sublease. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant leases.

Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.

Sales tax — Sales tax collected by ESB from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses. Observatory admission ticket sales are reported net of sales tax and, accordingly, excluded from revenue and expenses.

Income taxes — ESB and Empire State Realty Observatory TRS, LLC are not subject to federal and state income taxes and, accordingly, make no provision for federal and state income taxes in the accompanying financial statements. ESB’s rental operations are not subject to local income taxes. ESB’s taxable income or loss (which includes the income or loss of the Captive) is reportable by its members.

Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code and applicable New York State income tax law effective January 1, 1971. Accordingly, the Company has not provided for federal or state income taxes since all income is passed through directly to the stockholders for the six months ended June 30, 2013 and 2012. ESB and Empire State Realty Observatory TRS, LLC are subject to New York City Unincorporated Business tax which totaled approximately $440,000 and $386,000 for the six months ended June 30, 2013 and 2012, respectively. ESB 102 Corporation is subject to federal, New York State and New York City corporation tax, which totaled approximately $35,000 and $18,500 for the six months ended June 30, 2013 and 2012, respectively.

The Company follows the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740 the tax benefit from an uncertain tax position may only be recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Among other matters, FASB ASC 740 also provides guidance on accounting for interest and penalties associated with tax positions. As of December 31, 2012, the Company has recorded a liability of $762,000 for uncertain tax positions, which is included in accounts payable and accrued liabilities on the Company’s consolidated balance sheet (including $262,000 of accrued interest and penalty). During the six months ended June 30, 2013 and 2012, the Company recorded a tax benefit of $762,286 and $1,170,000 (inclusive of reductions in interest and penalties of $262,286 and $380,000) as a component of Observatory Income, net on the accompanying consolidated statements of income. The liability is based on amounts of possible outcomes, using facts, circumstances and information available at the reporting date. Interest and penalties are included as a component of income tax benefit on the accompanying consolidated statements of income.

Taxable years ended December 31, 2010, 2011 and 2012 are subject to IRS and other jurisdictions tax examinations.

Advertising — The Company expenses advertising costs as incurred. The Company incurred advertising costs of $1,979,968 and $2,213,636, respectively (inclusive of $827,612 and $1,195,711, respectively, incurred by Empire State Realty Observatory TRS, LLC), for the six months ended June 30, 2013 and 2012.

Environmental costs — The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.

Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rents (including unbilled rent receivable) as being particularly sensitive. Further, when tenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.

Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-lived assets as well as the valuation and impairment analysis of real property and other long-lived assets.

The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.

New accounting pronouncements — In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. In accordance with the guidance the Company requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. For nonpublic companies this ASC is effective for annual periods beginning on or after December 15, 2011. The adoption of this update on January 1, 2012 did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. For nonpublic companies this ASU is effective for annual periods for fiscal years ending after December 15, 2012.

3. Members’ Equity

Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.

The Company must maintain minimum capital and surplus of $250,000 in accordance with Vermont captive insurance regulations.

4. Deferred Charges

Deferred charges consist of the following as of:

	June 30, 2013	December 31, 2012
Leasing commissions	$22,122,356	$22,617,759
Leasing costs and other deferred costs	955,564	1,002,978

	23,077,920	23,620,737
Less accumulated amortization	9,691,102	9,210,179

Total	$13,386,818	$14,410,558

5. Loans Receivable

During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears totaling $1,399,909. In addition, during 2013, the company entered into a lease modification agreement with one tenant which had rent receivable balances in arrears totaling $162,000. Interest income is recognized using the effective interest method and recognized on the accrual basis. As of June 30, 2013, loans receivable consist of the following:

Date of Loan	Outstanding Principal Balance	Interest Rate	Maturity
February 28, 2010	$904,256	LIBOR (*) + 3.5%	December 1, 2024
December 28, 2010	150,000	Prime (**) + 3.0%	December 1, 2015
March 31, 2013	142,102	3.0%	June 15, 2014

	$1,196,358

(*)	.2737% (three month LIBOR) at June 30, 2013.
(**)	3.25% at June 30, 2013.

Future principal payments due are as follows:

2013 (six months ended December 31, 2013)	$142,000
2014	186,000
2015	128,000
2016	70,000
2017	73,000
2018	76,000
Thereafter	521,358

$1,196,358

6. Related Party Transactions

ESB (the “Lessee”) entered into a lease agreement with Empire State Building Associates L.L.C. (the “Lessor”) which was set to expire on January 4, 2013. On February 11, 2010, the Company exercised the remaining lease renewal options for the period January 4, 2013 to January 4, 2076. The lease provides for an annual basic minimum rent equal to $6,018,750 through January 4, 2013; thereafter, the annual basic minimum rent is equal to $5,895,625.

In accordance with the 3rd lease modification dated as of July 26, 2011, the minimum basic rent described above has been increased to cover debt service on the outstanding principal balance (in an amount not to exceed $159,000,000 without the Lessee’s consent) in excess of $60,500,000 on the Lessor’s $300,000,000 new mortgage Loan obtained July 26, 2011 (the “Loan”), of which $159,000,000 has been advanced as of December 31, 2011. Provided no event of default has occurred, and subject to other conditions, upon Lessor’s request, HSBC has also agreed to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Loan are subject to the consent of Lessee.

On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000,000 to be used to pay and discharge all existing mortgage loans secured by the Property, to fund operations and working capital requirements relating to the Property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the Loan agreement, the Lenders may provide the Lessor with additional advances of up to $76,000,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000,000. On November 2, 2011 the Loan was amended to increase the loan amount to $300,000,000. An additional $30,000,000 was drawn on the Loan on April 5, 2012 bringing the total amount advanced to $189,000,000. Under the fourth modification of the sublease dated as of April 5, 2012, the Company agreed to an increase in basic rent to cover the debt service on such $30,000,000 draw. An additional $30,000,000 was drawn on the Loan on July 9, 2012 bringing the total amount advanced to $219,000,000. Under the fifth modification of the sublease dated as of July 9, 2012, the Company agreed to an increase in basic rent to cover the debt service on such $30,000,000 draw. An additional $50,000,000 was drawn on the Loan on February 26, 2013, bringing the total amount advanced to $269,000,000. Under the sixth modification of the sublease dated as of February 26, 2013, the Company agreed to an increase in basic rent to cover the debt service on such $50,000,000 draw. The Lessor must also maintain a debt yield as specified in the Loan. Subject to the terms and conditions of the Loan, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The aggregate rate was 2.70% at June 30, 2013. The Lessor is obligated to repay the outstanding amount of the Loan plus accrued and unpaid interest and all other amounts due under the Loan and related documents on July 26, 2014, which the Lessor may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan-to-value ratio and debt yield and the absence of an event of default. The Lessor incurred a prepayment penalty of approximately $2,400,000 in connection with the repayment of the old notes. On October 11, 2012 the Secured Term Loan was amended to increase the Lenders’ respective commitments from an aggregate of $300,000,000 to an aggregate of $500,000,000 and provides that a condition for any advance in respect of such increased amount (in addition to the other conditions in the loan agreement) is the delivery of an updated appraisal to the effect that the Loan-To-Value Ratio (as defined in the loan agreement) does not then exceed 50%. Upon execution of the amendment, ESB paid the Lenders a facility fee of 0.75% of such increase ($1,500,000) and an arrangement fee of 0.25% of such increase ($500,000).

Improvement and tenanting costs funded out of the proceeds from the Lessor’s mortgage loans which are secured by the Property are borne by the Lessor and capitalized as property improvements or tenanting costs in the Lessor’s financial statements. Improvement and tenanting costs funded out of the ESB’s operating cash flow are borne by ESB and are capitalized in its financial statements as leasehold improvements or tenanting costs.

In connection with the July 2011 refinancing of Lessor’s mortgage loans with the new $159,000,000 mortgage, approximately $58,000,000 became available to fund property improvements and tenanting costs allowing reimbursement to the Company subsequent to June 30, 2011 of approximately $34,000,000 it had incurred and recorded on its financial statements during the first six months of 2011 for fixed asset additions of $24,400,000 and deferred leasing costs of $9,600,000. The foregoing was effected in the third quarter of 2011 and resulted in 1) Company’s removal of such asset additions and Lessor’s recording of same on its financial statements, and 2) Company’s accrual of overage rent payable to the Lessor equal to approximately 50% thereof. Through June 30, 2013, the Company has incurred approximately $164,707,000 for improvements and tenanting costs.

In accordance with the 2nd lease modification dated as of February 25, 2009, the minimum basic rent described above was increased to cover debt service on the Lessor’s $31,500,000 second mortgage loan obtained on February 25, 2009 that was repaid on July 26, 2011 with the proceeds from the Loan described above. The basic rent was increased to cover debt service, which consisted of only interest during the period the second mortgage loan was outstanding and totaled $1,132,000 for the year ended December 31, 2011.

The lease also provides for additional rent (“Overage Rent”) through all renewal terms equal to 50% of the Lessee’s annual net operating profit, as defined, in excess of $1,000,000, in each lease year.

In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.

Beginning in 2008 when participants in the Lessor consented to a building improvements program (the “Program”), a program has been undertaken by the Company to maintain and enhance the Property, and its competitive position. Through June 30, 2013 the Company has incurred costs related to the Program of approximately $171,599,000 (which consisted of building improvements and tenant leasing costs of approximately $94,080,000 and $77,519,000, respectively), and the Lessor has incurred costs related to the Program of approximately $173,778,000 (which consisted of building improvements and tenant leasing costs of approximately $80,707,000 and $93,071,000, respectively). In addition, during the period from 2006-2008, the Company incurred building improvement costs of $15,684,000. The Company currently estimates that the total costs of all Program-related projects will be approximately $730,000,000 to $750,000,000. Lessor intends to seek additional financing to fund future Property improvements and tenanting costs.

The Company is financing the Program and billing the Lessor for certain costs incurred. The Program (1) grants the ownership of improvements and tenanting costs funded by Lessor to Lessor and acknowledges Lessor’s desire to finance such costs through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by Lessor from an equivalent increase in basic rent paid by the Company, all to the extent the Company joins Lessor in approving such mortgage increase. Since additional rent will be decreased by one-half of that increase in basic rent, the net effect of the lease modification is to have the Company and Lessor share the costs of the Program equally, assuming the Company’s profitability continues to obligate it to pay overage rent.

In connection with the Loan, the Company has assigned all subleases and rents to the lender as additional collateral.

The following is a schedule of future minimum rental payments as of June 30, 2013 assuming there are no additional principal drawdowns, the Loan continues to bear interest at the aggregate rate in effect as of June 30, 2013 and the Loan is repaid on its initial maturity date):

2013 (six months ended December 31, 2013)	$5,870,000
2014	9,120,000
2015	5,900,000
2016	5,900,000
2017	5,900,000
2018	5,900,000
Thereafter	336,100,000

$374,690,000

Due from Supervisor at June 30, 2013 and 2012 of $300,000 represents cash held on our behalf by the Supervisor.

Due from Lessor at June 30, 2013 of $8,657,351 represents unpaid outlays for building improvements made on its behalf. Due to Lessor at December 31, 2012 of $11,913,872 represents advances made for building improvements made on its behalf.

Distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheet as “Due from Supervisor.”

Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party.

Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

Fees and payments to Malkin Holdings during the six months ended June 30, 2013 and 2012, are as follows:

	2013		2012
Basic supervisory fees	$305,004		$300,216
Offering costs for work done by the employees of the Supervisor	524,556	*	314,863	*
Other fees and disbursements	34,602	*	130,122	*
Service fee on security deposit accounts	20,070		14,801

Total	$884,232		$760,002

*	Offering costs for work done by the employees of the Supervisor and other fees and disbursements are included within professional fees in the Consolidated Statements of Income.

For administration and investment of each tenant security deposit account, Malkin Holdings has earned since 1973 a service fee of 1% of the account balance, which fee totaled $20,070 and $14,801 for the six months ended June 30, 2013 and 2012, respectively. As this service fee is deducted from interest otherwise payable to tenants, these financial statements show no related expense to the Company.

Through June 30, 2013, the Company has been charged an aggregate of $20,597,703, $4,120,645 for the six months ended June 30, 2013 included in acquisition fees and professional fees, of which $2,990,808 is included in accounts payable and accrued liabilities at June 30, 2013, to reimburse Malkin Holdings for services and third-party fees it had advanced in connection with a proposed consolidation of the Company, other public and private entities supervised by Malkin Holdings and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed real estate investment trust (collectively the “Consolidation”) and the initial public offering of Class A common stock of Empire State Realty Trust, Inc. (the “IPO”). Prior to the fourth quarter of 2011, acquisition fees were capitalized. Beginning in the fourth quarter of 2011, the Company determined that such costs should be written off and charged to expense. Such fees are borne entirely by the Company and are not shared indirectly with the Lessor through Overage Rent deductions. If the Consolidation and IPO is completed, the Company will be reimbursed for all such costs from the proceeds of the IPO.

Under separate agreements to which the Company is not a party, Malkin Holdings, members of Mr. Malkin’s immediate family and other persons having no management role or ownership interest in Malkin Holdings receive additional payments from investors in the Company in varying percentages, based upon current year distributions. These third party payments do not impose any obligation upon the Company or affect its assets and liabilities.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

7. Rental Income Under Operating Subleases

Future minimum rentals (including antenna license fees) assuming neither renewals nor extensions of leases which may expire during the periods, on noncancelable operating leases in effect as of June 30, 2013 are as follows:

2013 (six months ended December 2013)	$49,990,000
2014	118,080,000
2015	117,380,000
2016	106,000 ,000
2017	102,570,000
2018	93,340,000
Thereafter	618,220,000

$1,205,580,000

At June 30, 2013, two tenants, a consumer goods sourcing company and a fragrance company comprised approximately 46% of future minimum rental income. There were no other tenants which comprised over 10% of the future minimum rental income.

In connection with a lease entered into during 2008, the Company was required to escrow funds for the Company’s contribution for improvement work to be performed. These funds will be disbursed as the work is completed (as defined).

In March 2012, the Company concluded an agreement with New York City for a reduction in real estate taxes for the tax years 2002/2003 – 2011/2012 resulting in gross tax savings of approximately $16,900,000, of which approximately $12,400,000 was in the form of a refund and the balance through future tax reductions to be phased in through 2015/2016. For the six months ended June 30, 2012, the Company recorded a real estate tax refund of $9,124,934 which is net of professional fees totaling $1,736,018 (including $867,505 paid to Malkin Holdings) and $510,337 of real estate tax escalation rent over-billings (resulting from the tax reduction) due to existing tenants.

8. Leasing Agreements

The Company has engaged Newmark Knight Frank (“NKF”) as leasing agent for the non-retail space of the Property. There were no NKF leasing commissions incurred for the six months ended June 30, 2013 and 2012.

The Company has engaged CB Richard Ellis, Inc. (“CBRE”) as leasing agent for the retail space of the Property. There were no CBRE leasing commissions incurred for the six months ended June 30, 2013 and 2012.

9. Pension Plan

The Company maintains a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company who meet the eligibility requirements set forth in the Plan documents.

The Plan allows the Company to make discretionary employer contributions. Employer contributions were $28,567 and $0 for the six months ended June 30, 2013 and 2012, respectively. The Plan may be terminated at the option of the Company.

10. Fair Value of Financial Instruments

Cash and cash equivalents (including tenants security deposits and tenant improvement escrows), accounts receivable, rent receivable, due from Lessor, due from Supervisor, tenant security deposit payable, accounts payable and accrued liabilities, deferred income and overage rent due to Lessor are carried at amounts which reasonably approximate their fair values, due to the short maturities of the instruments. Loans receivable are carried at amounts which reasonably approximate their fair values at inception due to no known changes in the credit worthiness of the borrowers. Loans receivable are carried at amounts which reasonably approximate their fair values on the basis of estimated market interest rates for loans of comparable quality and maturity.

11. Observatory Operations

The operations of the Empire State Building Observatory are summarized as follows:

	Six months Ended June 30,
	2013	2012
Income:
Admissions	$39,813,936	$36,309,124
Ancillary income	679,643	83,821
Credit card and other sales fees	(565,875)	(517,170)

Total Income	39,927,704	35,875,775

Operating Expenses:
Payroll and related costs	8,401,347	7,791,214
Advertising	827,612	1,195,711
Commercial rent and other taxes	730,766	617,745
Repairs and maintenance	326,336	276,586
Professional fees	357,371	372,392
Administrative	846,048	336,726
Bad debts (recovery), net	(88,146)	101,783
Depreciation	29,552	—

Total Operating Expenses	11,430,886	10,692,157

*Operating Income	28,496,818	25,183,618
Income Tax Benefit	762,286	1,170,000

Income prior to income received directly by Empire State Building Company L.L.C.:	29,259,104	26,353,618
Revenue received directly by Empire
State Building Company L.L.C.:
Observatory license fees	2,622,287	2,470,929
Photography income	1,141,153	1,138,656
Audio tour income	200,464	92,415
Other income	159,956	328,507

Observatory Income, net	$33,382,964	$30,384,125

*	Prior to rent paid and profit sharing to ESB which eliminates in consolidation.

12. Litigation

The Company is a party to certain routine legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance, or, if not so covered, are without merit or are of such kind or involve such amounts, that an unfavorable disposition would not have a material effect on the financial position of the Company.

(1) 1997 Arbitration/Litigation Proceeding

Malkin Holdings and Peter L. Malkin, a member in the Company, were engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing and supervision of the Property, in which Malkin Holdings and Mr. Malkin sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses were paid by Malkin Holdings and Mr. Malkin. Malkin Holdings and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. Mr. Malkin has requested, or intends to request, such voluntary agreement from all investors, which may include renewing such request in the future for any investor who previously received such request and failed to confirm agreement at that time. Because any related payment has been, or will be, made only by consenting investors, the Company has not provided for the expense and related liability with respect to such costs in these financial statements.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirmed the right of the investors to vote to terminate Helmsley-Spear without cause, (ii) dismissed Helmsley-Spear’s claims against Malkin Holdings and Peter Malkin, and (iii) rejected the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Malkin Holdings’ petition, vacated the judgment of the Appellate Division and remanded the case to the New York court.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without the Company’s knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named “Helmsley-Spear,” which had represented itself to be the Company’s managing agent since September 1997, in fact never received a valid assignment to become the Company’s managing agent. The Company’s previously authorized managing agent, the original corporation named “Helmsley-Spear,” was owned by Harry B. Helmsley and had become inactive. On February 21, 2006, the Court of Appeals reversed the decision of the Appellate Division and reinstated the decision of the Arbitrators, including items (i), (ii) and (iii) in the preceding paragraph. On July 21, 2006, Malkin Holdings filed a certiorari petition seeking review by the U.S. Supreme Court, which it later withdrew as part of the August 29, 2006 settlement agreement terminating claims broadly by exchange of general releases between Helmsley-Spear, Irving Schneider, and their related parties, on one hand, and Leona M. Helmsley, Peter L. Malkin, Malkin Holdings, various property owners supervised by Malkin Holdings, and their related parties, on the other.

(2) 1998-2002 Irving Schneider Actions against the Company’s Supervisor and Member

In January 1998, Irving Schneider, who was then one of the controlling principals of Helmsley-Spear and has never had a record or beneficial interest in the Company, brought litigation against the Company’s supervisor, Malkin Holdings, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for the Company. In March 2002, the court dismissed Mr. Schneider’s claims. Although Mr. Schneider thereafter appealed the dismissal, the claim was withdrawn prior to 2006.

Also in April 2002, an attorney whose fees were reportedly paid by Mr. Schneider submitted to the Departmental Disciplinary Committee of the Appellate Division of the Supreme Court of New York, First Department, copies of Mr. Schneider’s complaints in the foregoing and related litigation with such attorney’s letter asserting that the activities of Mr. Malkin and Malkin Holdings, as alleged in those complaints, violated the Code of Professional Responsibility. No action was ever taken by the Disciplinary Committee against Mr. Malkin or Malkin Holdings regarding any of these matters.

During 2002, acting upon a complaint of Mr. Schneider and his attorney, the Manhattan District Attorney’s Office conducted an investigation of Mr. Malkin and Malkin Holdings regarding Malkin Holding’s receipt of a 1% fee for administering the tenant security accounts of the Company and other supervised entities. Malkin Holdings made submissions through counsel to show that the fee was expressly permitted under statute and was in accord with prior agreement. By letter dated July 23, 2002, the District Attorney’s Office advised that it had concluded its investigation and that no charge would be brought against Mr. Malkin or Malkin Holdings.

In accord with a written legal opinion from Thelen Reid & Priest dated April 29, 2005, both Malkin Holdings and Mr. Malkin are entitled to reimbursement from the Company for their expenses to various service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in the successful defense against all these Section (2) claims to the extent relating to the Company, as follows: (a) $238,069 for the successful defense against the

1998-2002 litigations, (b) $39,621 for the successful defense against Mr. Schneider’s complaint to the District Attorney, and (c) $13,827 for the successful defense against the related complaint to the Disciplinary Committee. These reimbursements were deferred without any charge for interest until the Company’s operations were stabilized and its cash and borrowing position permitted payment in June 2008.

All reimbursed expenses funded by the Company under this Section (2) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(3) 2006 Settlement Agreement

As stated above, the August 29, 2006 settlement agreement terminated Helmsley-Spear, Inc. as managing and leasing agent at the Property as of August 30, 2006. The Company is now self-managing the property while engaging third party leasing agents, CB Richard Ellis, Inc. for retail space since August 30, 2006 and Newmark Knight Frank for non-retail space since October 21, 2009.

Based upon relative building area and revenue among all the properties at which Helmsley-Spear was terminated pursuant to the settlement agreement, the Company’s allocable share of the contract settlement payment was $3,056,000. Such amount was funded during 2006 with $1,834,000 from the Company’s cash reserves and $1,222,000 by a capital contribution to the Company from Mrs. Helmsley. There was no change in Mrs. Helmsley’s share of the Company’s distributions and profits as a result of such capital contribution, but an equivalent amount of the settlement expense was allocated to her.

The Company’s allocable share of the fees to service providers (including Dewey, Pegno & Kramarsky and Malkin Holdings) in connection with the settlement and related transition is $405,174, including preparation of a draft solicitation for a vote to remove Helmsley-Spear, submission to the Real Estate Board of New York of claims regarding Helmsley-Spear, negotiation and conclusion of the settlement agreement, and conclusion of a new leasing agreement with CB Richard Ellis. These fees were advanced by Malkin Holdings without any charge for interest and, pursuant to consent of the Company’s members, reimbursed by the Company in June 2008.

The expenses funded by the Company under this Section (3) were deducted in computing Overage Rent under the Lease with the Company’s Lessor. Accordingly, the Company effectively bore only 50% of such expenses.

(4) Class action lawsuits challenging the consolidation.

In March 2012, five putative class actions, or the Class Actions, were filed in New York State Supreme Court, New York County by participants in Empire State Building Associates L.L.C. (“ESBA”) and several other entities supervised by Malkin Holdings (on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012). The plaintiffs assert claims against Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc., Malkin Construction Corp., Anthony E. Malkin, Peter L. Malkin, the Estate of Leona M. Helmsley, Empire State Realty OP, L.P. and Empire State Realty Trust, Inc. for breach of fiduciary duty, unjust enrichment, and/or aiding and abetting breach of fiduciary duty. They allege, among other things, that the terms of the Consolidation and the process by which it was structured (including the valuation that was employed) are unfair to the participants in the existing entities, the Consolidation provides excessive benefits to Malkin Holdings and its affiliates and the then-draft prospectus/consent solicitation filed with the SEC failed to make adequate disclosure to permit a fully informed decision about the proposed Consolidation. The complaints seek money damages and injunctive relief preventing the proposed Consolidation. The Class Actions were consolidated and co-lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012. Furthermore, an underlying premise of the Class Actions, as noted in discussions among plaintiffs’ counsel and defendants’ counsel, was that the Consolidation had been structured in such a manner that would cause participants in ESBA, 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (the “subject LLCs”) immediately to incur substantial tax liabilities.

The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions. The Stipulation of Settlement recites that the Consolidation was approved by overwhelming consent of the participants in the private entities. The Stipulation of Settlement states that counsel for the plaintiff class satisfied themselves that they have received adequate access to relevant information, including the independent valuer’s valuation process and methodology, that the disclosures in the Registration Statement on Form S-4, as amended, are appropriate, that the Consolidation presents potential benefits, including the opportunity for liquidity and capital appreciation, that merit the participants’ serious consideration and that each of the named class representatives intends to support the Consolidation as modified. The Stipulation of Settlement further states that counsel for the plaintiff class are satisfied that the claims regarding tax implications, enhanced disclosures, appraisals and exchange values of the properties that would be consolidated into Empire State Realty Trust, Inc., and the interests of the participants in the subject LLCs and the private entities, have been addressed adequately, and they have concluded that the settlement pursuant to the Stipulation of Settlement and opportunity to consider the proposed Consolidation on the basis of revised consent solicitations are fair, reasonable, adequate and in the best interests of the plaintiff class.

The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs.

The terms of the settlement include, among other things (i) a payment of $55 million, with plaintiffs’ counsel’s court-approved attorneys’ fees which are included within the $55,000,000 payment and, in the case of shares of common stock and/or operating partnership units, after the termination of specified lock-up periods, to participants in the subject LLCs, a minimum of 80% in cash and maximum of 20% in freely-tradable shares of common stock and/or freely-tradable operating partnership units to be distributed, after reimbursement of plaintiffs’ counsel’s court-approved expenses and payment of the subject LLCs and the private entities pursuant to a plan of allocation to be prepared by counsel for plaintiffs; (ii) defendants’ agreement that (a) the IPO will be on the basis of a firm commitment underwriting; (b) if, during the solicitation period of the subject LLCs, any of the three subject LLCs’ percentage of total exchange value is lower than what is stated in the final prospectus/consent solicitation statement by 10% or more, such decrease will be promptly disclosed by defendants to participants in the subject LLCs; and (c) unless total gross proceeds of $600,000,000 are raised in the IPO, defendants will not proceed with the Consolidation without further approval of the subject LLCs; and (iii) defendants’ agreement to make additional disclosures in the prospectus/consent solicitation regarding certain matters (which were included therein). The payment in settlement of the Class Actions will be made by the Estate of Leona M. Helmsley and affiliates of Malkin Holdings (provided that none of Malkin Holdings and its affiliates that would become a direct or indirect subsidiary of Empire State Realty Trust, Inc. in the Consolidation will have any liability for such payment) and certain participants in the private entities who agree to contribute. Empire State Realty Trust, Inc. and Empire State Realty OP, L.P. will not bear any of the settlement payment.

The settlement further provides for the certification of a class of participants in the three subject LLCs and all of the private entities, other than defendants and other related persons and entities, and a release of any claims of the members of the class against defendants and related persons and entities, as well as underwriters and other advisors. The release in the settlement excludes certain claims, including but not limited to, claims arising from or related to any supplement to the Registration Statement on Form S-4 that is declared effective to which the plaintiffs’ counsel objects in writing, which objection will not be unreasonably made or delayed, so long as plaintiffs’ counsel has had adequate opportunity to review such supplement. The settlement is subject to court approval. It is not effective until such court approval is final, including the resolution of any appeal. Defendants continue to deny any wrongdoing or liability in connection with the allegations in the Class Actions.

On January 18, 2013, the parties jointly moved for preliminary approval of such settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing (collectively, “preliminary approval”).

On January 28, 2013, six participants in ESBA filed an objection to preliminary approval, and cross-moved to intervene in the Class Action and for permission to file a separate complaint on behalf of ESBA participants. The court denied the cross motion of such objecting participants, and the court denied permission for such objecting participants to file a separate complaint as part of the Class Action, but permitted them to file a brief solely to support their allegation that the buyout would deprive non-consenting participants in ESBA of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting participants’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in the Supervisor’s favor, holding that such buyout provisions are legally binding and enforceable and that participants do not have the rights they claimed under the New York Limited Liability Company Law.

On May 2, 2013, the court held a hearing regarding final approval of the Class Actions settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are participants in all of the subject LLCs and private entities included in the Consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the Consolidation or IPO. The settlement will not become final until resolution of any appeal.

Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15.0 million in fees and $295,895 in expenses, which the court reduced to $11.59 million in fees and $265,282 in expenses, which are included within the $55,000,000 payment.

The participants who challenged the buyout provision filed a notice of appeal of the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, the Supervisor filed its brief in opposition to the motion for the stay. On June 18, 2013, the appellate court denied the motion for the stay. On July 16, 2013, these participants filed their brief and other supporting papers on their appeal of the April 30, 2013 decision, which is required to perfect the appeal.

In addition, on June 20, 2013, these same participants filed additional notices of appeal of the trial court’s rulings in the Class Actions. These notices of appeals related to (i) the order entered February 22, 2013 granting preliminary approval of the Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the Consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf ESBA participants; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Class Action settlement; (v) the Final Judgment and Order entered May 17, 2013; (vi) the order entered May 17, 2013 approving the Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs.

Any decision on the appeal on the New York Limited Liability Law issue could take many months. Malkin Holdings cannot predict the timing or outcome of an appeal process or any related relief, if such appeal were successful. If the court’s decision were reversed by the appellate court, there is a risk that it could have a material adverse effect on Empire State Realty Trust, Inc., which could take the form of monetary damages or other equitable relief, and the court could order some or all of the relief that the objecting participants have requested, as described above. Although there can be no assurance, Malkin Holdings believes that the trial court’s decision was correct, and that it will be upheld on appeal.

As noted, class members who objected to the Class Action settlement filed notices of appeal from the court’s decision to approve the Stipulation of Settlement. As a result, Malkin Holdings and Empire State Realty Trust, Inc. may incur costs associated with defending any such appeal or paying any judgment if defendants lose. Malkin Holdings cannot predict the timing or outcome of an appeal. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on Empire State Realty Trust, Inc., including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, Malkin Holdings believes that the trial court’s decision was correct, and that it will be upheld on appeal.

13. Subsequent Events

An additional $31,000,000 was drawn on the Secured Term Loan on August 26, 2013 bringing the total amount advanced to $300,000,000.

The Company has evaluated events and transactions or potential recognition or disclosure through September 5, 2013, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses of 1333 Broadway Associates L.L.C. (the Company) for each of the three years in the period ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of revenues and certain expenses that are free of material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on the statements of revenues and certain expenses based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of revenues and certain expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statements of revenues and certain expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statements of revenues and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of revenues and certain expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of revenues and certain expenses referred to above present fairly, in all material respects, the revenues and certain expenses described in Note 2 to the financial statements of 1333 Broadway Associates L.L.C. for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

As described in Note 2 to the financial statements, the statements of revenues and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Empire State Realty Trust, Inc., and are not intended to be a complete presentation of the Company’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

New York, New York

July 10, 2013

1333 Broadway Associates L.L.C.

Statements of Revenues and Certain Expenses

(In Thousands)

	For the six months ended June 30, 2013	For the six months ended June 30, 2012	Year ended December 31,
			2012	2011	2010
	(unaudited)	(unaudited)
Revenue:
Rental revenue	$6,466	$6,329	$12,757	$13,156	$13,584
Tenant expense reimbursements	463	467	1,079	1,010	1,280
Other property income	129	538	691	486	362

Revenue — Total	7,058	7,334	14,527	14,652	15,226

Certain expenses:
Rental operating	559	893	1,611	1,342	1,837
Utilities	490	491	1,080	1,051	1,479
Repairs and maintenance	255	339	561	602	771
Insurance	118	99	210	175	139
Real estate taxes	1,070	1,046	2,116	2,266	2,440
Management fees	70	68	141	132	121
General and administrative	168	172	345	374	312

Certain Expenses — Total	2,730	3,108	6,064	5,942	7,099

Revenues in excess of certain expenses	$4,328	$4,226	$8,463	$8,710	$8,127

See accompanying notes.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited) and

years ended December 31, 2012, 2011 and 2010

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 1333 Broadway (the “Property”), an office property, located in New York, NY. The Property is owned by 1333 Broadway Associates L.L.C. (the “Company”). The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 50% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the periods presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property, have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, supervisory and related party fees and amortization of above and below market leases.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. No lease cancellation fees were recognized for any of the periods presented.

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses of $2,027, $8,143, $148,431, and $24,687 for the years ended December 31, 2012, 2011 and 2010, and the six months ended June 30, 2013, respectively. There was no bad debt expense for the six months ended June 30, 2012.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited) and

years ended December 31, 2012, 2011 and 2010

Accounting Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from five to seventeen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2012, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2027 (in thousands):

2013	$12,986
2014	13,077
2015	13,286
2016	13,229
2017	13,149
Thereafter	69,098

Total	$134,825

NOTE 4. CONCENTRATION OF CREDIT RISK

Four tenants comprised approximately 83% of rental revenue for the year ended December 31, 2010. Four tenants comprised approximately 82% of rental revenue for the year ended December 31, 2011. Three tenants comprised approximately 80% of rental revenue for the year ended December 31, 2012. Three tenants comprised approximately 81% and 80% of rental revenue for the six months ended June 30, 2013 and June 30, 2012, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenues and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1979 a service fee of 10% of the account interest.

1333 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited) and

years ended December 31, 2012, 2011 and 2010

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor and the final settlement agreement with Helmsley-Spear, Inc. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company entered into contracts with third parties for building repairs, alterations, or replacements. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Company’s operating results

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through September 5, 2013, the date the financial statements were available to be issued.

Report of Independent Auditors

To the Shareholder of Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses of 1350 Broadway Associates L.L.C. (the Company) for each of the three years in the period ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of revenues and certain expenses that are free of material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on the statements of revenues and certain expenses based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of revenues and certain expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statements of revenues and certain expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statements of revenues and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of revenues and certain expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of revenues and certain expenses referred to above present fairly, in all material respects, the revenues and certain expenses described in Note 2 to the financial statements of 1350 Broadway Associates L.L.C. for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

As described in Note 2 to the financial statements, the statements of revenues and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Empire State Realty Trust, Inc., and are not intended to be a complete presentation of the Company’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

New York, New York

July 10, 2013

1350 Broadway Associates L.L.C.

Statements of Revenues and Certain Expenses (In Thousands)

			Year ended December 31,
	For the six months ended June 30, 2013	For the six months ended June 30, 2012	2012	2011	2010
	(unaudited)	(unaudited)
Revenue:
Rental revenue	$9,382	$8,842	$18,099	$16,564	$15,612
Tenant expense reimbursements	1,046	1,042	2,271	2,376	2,593
Other property income	194	791	849	238	138

Revenue — Total	10,622	10,675	21,219	19,178	18,343

Certain expenses:
Rental operating	1,104	1,259	2,437	2,140	2,466
Utilities	789	668	1,413	1,403	1,649
Repairs and maintenance	527	669	882	1,151	1,088
Insurance	81	98	177	161	140
Real estate taxes	1,734	1,658	3,391	3,241	2,960
Ground rent expense	49	49	97	97	123
Management fees	97	85	193	204	128
General and administrative	155	111	270	187	228

Certain Expenses — Total	4,536	4,597	8,860	8,584	8,782

Revenues in excess of certain expenses	$6,086	$6,078	$12,359	$10,594	$9,561

See accompanying notes.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited)

and years ended December 31, 2012, 2011 and 2010

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 1350 Broadway (the “Property”), an office property, located in New York, NY. 1350 Broadway Associates L.L.C. (the “Company”) holds a long-term ground leasehold interest in the Property. The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 50% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the periods presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property, have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, supervisory and related party fees and amortization of above and below market leases.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. There were no cancellation fees for the years ended December 31, 2012, 2011 and 2010, and the six months ended June 30, 2013 and 2012, respectively.

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses of $170,847, $70,800, $111,951, $76,958 and $82,593 for the years ended December 31, 2012, 2011 and 2010, and the six months ended June 30, 2013 and 2012, respectively.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited)

and years ended December 31, 2012, 2011 and 2010

Accounting Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from three to sixteen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2012, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2025 (in thousands):

2013	$17,776
2014	17,379
2015	16,099
2016	14,450
2017	13,938
Thereafter	61,462

Total	$141,104

NOTE 4. GROUND LEASE

On July 30, 1965, a ground lease with an initial term ending July 31, 1976 with Aetna Life Insurance Company, as Lessor, (the “Ground Lease”) was assigned to the Company by 1350 Broadway Realty Corporation. On April 25, 1978, the Company exercised the second renewal option on the Ground Lease from August 1, 2001 through July 31, 2026 at an annual rent of $108,000. Aetna Life Insurance Company sold the fee title to GSL Enterprises, Inc. in 1983.

On August 23, 2010, the Company exercised an option to extend the Ground Lease for an additional term commencing on August 1, 2026 and expiring on July 31, 2050 at an annual rent of $72,000.

Minimum annual rentals are expensed on a straight-line basis over the term of the lease. Rent expense was $97,387, $97,387 and $122,906 for the years ended December 31, 2012, 2011 and 2010, respectively, and $48,694 for each of the six months ended June 30, 2013 and 2012, which is included in the accompanying statements of revenue and certain expenses.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited)

and years ended December 31, 2012, 2011 and 2010

Future minimum rents under the Ground Lease for each of the next five years and in the aggregate (through July 31, 2050) as of December 31, 2012 are (in thousands):

Years Ending December 31,	Amount (in thousands)
2013	$108
2014	108
2015	108
2016	108
2017	108
Thereafter	2,655

Total	$3,195

NOTE 5. CONCENTRATION OF CREDIT RISK

Two tenants comprised approximately 23%, 25%, 27%, 23% and 25% of rental revenue for the years ended December 31, 2012, 2011 and 2010, and for the six months ended June 30, 2013 and 2012, respectively.

NOTE 6. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenues and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1978 a service fee of 10% of the account interest.

Under a separate agreement to which the Company is not a party, Malkin Holdings also receives additional payments in respect of its profits interest from certain investors in the Company based upon current year distributions in excess of an annual threshold. These third party payments do not impose any obligation upon the Company or affect its operations.

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor and the final settlement agreement with Helmsley-Spear, Inc. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company entered into contracts with third parties for building repairs, alterations, or replacements. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

1350 Broadway Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited)

and years ended December 31, 2012, 2011 and 2010

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions will not materially affect the Company’s operating results.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through September 5, 2013, the date the financial statements were available to be issued.

Report of Independent Auditors

To the Shareholder of Empire State Realty Trust, Inc.

We have audited the accompanying statements of revenues and certain expenses of 501 Seventh Avenue Associates L.L.C. (the Company) for each of the three years in the period ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of revenues and certain expenses that are free of material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on the statements of revenues and certain expenses based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of revenues and certain expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statements of revenues and certain expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statements of revenues and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of revenues and certain expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of revenues and certain expenses referred to above present fairly, in all material respects, the revenues and certain expenses described in Note 2 to the financial statements of 501 Seventh Avenue Associates L.L.C. for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

As described in Note 2 to the financial statements, the statements of revenues and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Empire State Realty Trust, Inc., and are not intended to be a complete presentation of the Company’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

New York, New York

July 10, 2013

501 Seventh Avenue Associates L.L.C.

Statements of Revenues and Certain Expenses

(In Thousands)

	For the six months ended June 30, 2013	For the six months ended June 30, 2012	Year ended December 31,
	(unaudited)	(unaudited)	2012	2011	2010
Revenues:
Rental revenue	$7,601	$7,680	$15,214	$14,717	$13,883
Tenant expense reimbursement	1,130	1,243	3,083	2,831	3,429
Other property income	134	285	530	164	170

Revenues — Total	8,865	9,208	18,827	17,712	17,482
Certain expenses:
Rental operating	922	1,007	1,959	2,260	2,286
Utilities	939	899	1,921	1,857	2,195
Repairs and maintenance	458	425	878	846	1,062
Insurance	75	66	133	147	133
Real estate taxes	1,454	1,386	2,841	2,762	2,759
Management fees	104	99	225	225	206
General and administrative	241	230	292	427	665

Certain Expenses — Total	4,193	4,112	8,249	8,524	9,306

Revenues in excess of certain expenses	$4,672	$5,096	$10,578	$9,188	$8,176

See accompanying notes.

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited)

and years ended December 31, 2012, 2011 and 2010

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying statements of revenues and certain expenses include the operations of 501 Seventh Avenue (the “Property”), an office property, located in New York, NY. The Property is owned by 501 Seventh Avenue Associates L.L.C. (the “Company”). The Predecessor of Empire State Realty Trust, Inc. has a non-controlling 20.5% co-member interest in the Company, and the Property is supervised by Malkin Holdings LLC (formerly, Wien & Malkin LLC) (“Malkin Holdings”), a related party. The Property is currently subject to a ground lease with Seventh and 37th Building Associates L.L.C. (Lessor), an affiliate of the Predecessor of Empire State Realty Trust, Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual results of operations for the periods presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses to be incurred in the future operations of the Property have been excluded. Such excluded items include interest income, depreciation and amortization, interest expense, ground rent (payable to affiliate), supervisory and related party fees and amortization of above and below market leases.

Revenue Recognition

Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease which includes the effects of rent steps and rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, many of the leases contain fixed percentage increases over the base rent to cover escalations.

In addition to base rent, tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the Consumer Price Index over the index value in effect during a base year. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease cancellation fees are recognized when the fees are determinable and collectability is reasonably assured, the Company has no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. No lease cancellation fees were recognized for any of the periods presented.

Bad Debt Expense

The Company incurred bad debt expense, which is included in rental operating expenses in the accompanying statements of revenues and certain expenses, of $75, $345, $342, $25 and $85 for the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013 and 2012, respectively.

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited)

and years ended December 31, 2012, 2011 and 2010

Accounting Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances may affect the reported revenues and certain expenses. Actual results could materially differ from these estimates.

NOTE 3. MINIMUM FUTURE LEASE RENTALS

The Company leases various office spaces to tenants over terms ranging from one to fifteen years. Certain leases have renewal options for additional terms. The leases provide for base monthly rentals and reimbursements for real estate taxes, escalations linked to the Consumer Price Index or common area maintenance known as operating expense escalation. Operating expense reimbursements are reflected in tenant expense reimbursements in the accompanying statements of revenue and certain expenses.

At December 31, 2012, the Company was entitled to the following future contractual minimum lease payments on non-cancellable operating leases to be received which expire on various dates through 2026 (in thousands):

2013	$15,242
2014	15,067
2015	14,208
2016	12,529
2017	7,483
Thereafter	33,658

Total	$98,187

NOTE 4. CONCENTRATION OF CREDIT RISK

Two tenants comprised 52%, 54% and 57% of rental revenue for the years ended December 31, 2012, 2011 and 2010, respectively, and 52% for each of the six months ended June 30, 2013 and 2012.

NOTE 5. RELATED PARTY TRANSACTIONS

The following expenditures are not reflected in the statements of revenues and certain expenses, but represent transactions between the Company and its supervisor, Malkin Holdings, a related party.

Supervisory and other professional services are provided to the Company by Malkin Holdings. Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

For administration and investment of the Company’s supervisory account, Malkin Holdings has earned since 1978 a service fee of 10% of the account interest.

Under a separate agreement, Malkin Holdings also receives additional payments in respect of its profits interest from the Company based upon current year distributions to the investors in excess of an annual threshold.

Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

501 Seventh Avenue Associates L.L.C.

Notes to Statements of Revenues and Certain Expenses

Six months ended June 30, 2013 and 2012 (unaudited)

and years ended December 31, 2012, 2011 and 2010

In addition to the above service fees, Malkin Holdings was reimbursed for certain expenses incurred in prior years relating to the successful defense against various claims by an investor. Separately, Malkin Holdings and Peter L. Malkin have requested or intend to request voluntary reimbursement pro rata from each investor individually for certain other unreimbursed expenses advanced by them relating to the arbitration to remove and replace Helmsley-Spear, Inc. as managing agent for the Property. Such reimbursement would be paid only by consenting investors, and thus the Company’s financial statements do not show any related cost or liability.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company entered into contracts with third parties for building repairs, alterations, or replacements. Some of these contracts may span more than one year in duration. The total amount of these commitments has not been determined.

The Company is not presently involved in any material litigation, nor, to our knowledge is any material litigation threatened against the Company, other than routine litigation arising in the ordinary course of business such as disputes with tenants. The Company believes that the costs and related liabilities, if any, which may result from such actions, will not materially affect the Company’s operating results.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through September 5, 2013, the date the financial statements were available to be issued.

Until              (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

             Shares

Class A Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee		$114,600
FINRA filing fee		$75,500
NYSE listing fee			*
Legal fees and expenses (including Blue Sky fees)			*
Accounting fees and expenses			*
Printing and engraving expenses			*
Transfer agent fees and expenses			*
Miscellaneous			*

Total	$		*

*	To be furnished by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On July 29, 2011, Anthony E. Malkin purchased 1,000 shares of our Class A common stock for an aggregate purchase price of $100.00 in a private offering. We will repurchase these shares at cost upon completion of this offering. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Prior to or concurrently with the completion of this offering, based on the mid-point of the range of prices on the cover of the prospectus, we will acquire, through a series of contributions and merger transactions, the assets and liabilities of the entities through which our predecessor holds our predecessor and the related properties and will issue              operating partnership units and              shares of our Class A common stock and will pay $         in cash to holders of interests in our predecessor and the related properties. In addition, prior to or concurrently with the completion of this offering, we will issue              shares of our Class B common stock to certain holders of interest in our predecessor and the related properties that receive operating partnership units. All of such persons had a substantive, pre-existing relationship with us and irrevocably committed to the transfer of such interests prior to the initial filing of this registration statement, and all such persons who will receive operating partnership units and/or shares of our common stock are “accredited investors” as defined under Regulation D of the Securities Act. Each such person is a holder of an interest in our predecessor and we have dealt with such persons throughout the time that such persons held interests in our predecessor. The issuance of such operating partnership units and common stock will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act and pursuant to Rule 506 of Regulation D of the Securities Act. All such persons were provided with and had access to information about the issuers of these securities including business objectives and historical property and financial information.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation or in any proceeding charging improper personal benefit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such. In addition, our equity incentive plan requires us to indemnify our directors and members of our compensation committee in connection with the performance of their duties, responsibilities and obligations under our equity incentive plan, to the maximum extent permitted by Maryland law.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors, executive officers and chairman emeritus, and certain other parties, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors, executive officers and chairman emeritus and (ii) our executive officers, chairman emeritus and certain other parties who are former members, managers, shareholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such. In addition, our operating partnership’s partnership agreement provides that we, as general partner, and our officers and directors are indemnified to the maximum extent permitted by law. Furthermore, following completion of this offering, we intend to purchase and maintain insurance on behalf of all of our directors and executive officers against or incurred by them in their official capacities, whether or not we are required or have the power to indemnify them against the same liability and, pursuant to the indemnification agreements, we will be required to maintain a comparable “tail” directors’ and officers’ liability insurance policy for six years after each director or executive officer ceases to serve in such capacity.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)	Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement among Empire State Realty Trust, Inc. and the underwriters named therein

3.1**	Form of Articles of Amendment and Restatement of Empire State Realty Trust, Inc.

3.2**	Bylaws of Empire State Realty Trust, Inc.

4.1**	Form of Specimen Class A Common Stock Certificate of Empire State Realty Trust, Inc.

4.2**	Form of Specimen Class B Common Stock Certificate of Empire State Realty Trust, Inc.

5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)

8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)

10.1**	Form of Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P.

10.2**	Form of Registration Rights Agreement among Empire State Realty Trust, Inc. and the persons named therein

Exhibit Number	Exhibit Description

10.3*	Empire State Realty Trust, Inc. Equity Incentive Plan

10.4*	Form of Restricted Stock Agreement

10.5*	Form of LTIP Agreement

10.6**	Form of Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein

10.7**	Form of Indemnification Agreement among Empire State Realty Trust, Inc. and its directors and officers

10.8**	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain members of the Malkin Group listed on the signature pages thereto

10.9**	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain entities affiliated with the Helmsley estate listed on the signature pages thereto

10.10**	Form of Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the private existing entities contributing properties in the consolidation

10.11**	Form of Contribution Agreement among Empire State Realty Trust, Inc., Empire Realty OP, L.P. and each of the public existing entities contributing properties in the consolidation

10.12**	Form of Merger Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the predecessor management companies

10.13**	Representation, Warranty and Indemnity Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P., Anthony E. Malkin, Cynthia M. Blumenthal and Scott D. Malkin

10.14*	Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin

10.15**	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Associates L.L.C.

10.16**	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Company L.L.C.

10.17**	Option Agreement among Empire Realty Trust, L.P. and 1400 Broadway Associates L.L.C.

10.18**	Form of Asset Management Agreement

10.19**	Form of Services Agreement

10.20**	Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.21**	First Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.22**	Second Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.23**	Replacement Promissory Note A-1 among Empire State Land Associates L.L.C. and Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

10.24**	Consolidated, Amended and Restated Fee and Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

10.25**	Third Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

Exhibit Number	Exhibit Description

10.26**	Commitment Letter for Secured Revolving and Term Credit Facility among Bank of America, N.A., Goldman Sachs Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Empire State Realty Trust, Inc. and Empire State Realty OP, L.P.

10.27	Agreement to Amend Commitment Letter for Secured Revolving and Term Credit Facility among Bank of America, N.A., Goldman Sachs Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Empire State Realty Trust, Inc. and Empire State Realty OP, L.P.

10.28*	Form of Change of Control Severance Agreement

21.1**	List of Subsidiaries of Empire State Realty Trust, Inc.

23.1*	Consent of Clifford Chance US LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Ernst & Young LLP

23.3**	Consent of Rosen Consulting Group

23.4**	Consent of William H. Berkman

23.5**	Consent of Alice M. Connell

23.6**	Consent of Steven J. Gilbert

23.7**	Consent of S. Michael Giliberto

23.8**	Consent of Lawrence E. Golub

23.9**	Consent of Thomas J. DeRosa

24.1**	Power of Attorney (included on the signature page to the registration statement)

99.1**	Stipulation of Settlement dated September 28, 2012 and Amendment thereto, dated October 10, 2012

*	To be filed by amendment.
**	Previously filed.

Item 37.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 5, 2013.

Empire State Realty Trust, Inc.

By:	/s/ Anthony E. Malkin
Anthony E. Malkin Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signatures	Title	Date

By:	/s/ Anthony E. Malkin Anthony E. Malkin	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	September 5, 2013

By:	/s/ David A. Karp David A. Karp	Chief Financial Officer, Executive Vice President and Treasurer (Principal Financial and Accounting Officer)	September 5, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement among Empire State Realty Trust, Inc. and the underwriters named therein

3.1**	Form of Articles of Amendment and Restatement of Empire State Realty Trust, Inc.

3.2**	Bylaws of Empire State Realty Trust, Inc.

4.1**	Form of Specimen Class A Common Stock Certificate of Empire State Realty Trust, Inc.

4.2**	Form of Specimen Class B Common Stock Certificate of Empire State Realty Trust, Inc.

5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)

8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)

10.1**	Form of Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P.

10.2**	Form of Registration Rights Agreement among Empire State Realty Trust, Inc. and the persons named therein

10.3*	Empire State Realty Trust, Inc. 2013 Equity Incentive Plan

10.4*	Form of Restricted Stock Agreement

10.5*	Form of LTIP Agreement

10.6**	Form of Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein

10.7**	Form of Indemnification Agreement among Empire State Realty Trust, Inc. and its directors and officers

10.8**	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain members of the Malkin Group listed on the signature pages thereto

10.9**	Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and certain entities affiliated with the Helmsley estate listed on the signature pages thereto

10.10**	Form of Contribution Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the private existing entities contributing properties in the consolidation

10.11**	Form of Contribution Agreement among Empire State Realty Trust, Inc., Empire Realty OP, L.P. and each of the public existing entities contributing properties in the consolidation

10.12**	Form of Merger Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P. and each of the predecessor management companies

10.13**	Representation, Warranty and Indemnity Agreement among Empire Realty Trust, Inc., Empire Realty Trust, L.P., Anthony E. Malkin, Cynthia M. Blumenthal and Scott D. Malkin

10.14*	Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin

10.15**	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Associates L.L.C.

10.16**	Option Agreement among Empire Realty Trust, L.P. and 112 West 34th Street Company L.L.C.

10.17**	Option Agreement among Empire Realty Trust, L.P. and 1400 Broadway Associates L.L.C.

10.18**	Form of Asset Management Agreement

10.19**	Form of Services Agreement

Exhibit Number	Exhibit Description

10.20**	Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.21**	First Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.22**	Second Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.23**	Replacement Promissory Note A-1 among Empire State Land Associates L.L.C. and Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

10.24**	Consolidated, Amended and Restated Fee and Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C. and HSBC Bank USA, National Association

10.25**	Third Amendment to Secured Term Loan among Empire State Land Associates L.L.C., Empire State Building Associates L.L.C., HSBC Bank USA, National Association, DekaBank Deutsche Girozentrale and other institutional lenders

10.26**	Commitment Letter for Secured Revolving and Term Credit Facility among Bank of America, N.A., Goldman Sachs Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Empire State Realty Trust, Inc. and Empire State Realty OP, L.P.

10.27	Agreement to Amend Commitment Letter for Secured Revolving and Term Credit Facility among Bank of America, N.A., Goldman Sachs Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Empire State Realty Trust, Inc. and Empire State Realty OP, L.P.

10.28*	Form of Change of Control Severance Agreement

21.1**	List of Subsidiaries of Empire State Realty Trust, Inc.

23.1*	Consent of Clifford Chance US LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Ernst & Young LLP

23.3**	Consent of Rosen Consulting Group

23.4**	Consent of William H. Berkman

23.5**	Consent of Alice M. Connell

23.6**	Consent of Steven J. Gilbert

23.7**	Consent of S. Michael Giliberto

23.8**	Consent of Lawrence E. Golub

23.9**	Consent of Thomas J. DeRosa

24.1**	Power of Attorney (included on the signature page to the registration statement)

99.1**	Stipulation of Settlement dated September 28, 2012 and Amendment thereto, dated October 10, 2012

*	To be filed by amendment.
**	Previously filed.